Form 20-F
Asia Entertainment & Resources Ltd.
filed 2010-02-08
CIK 1417754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report February 2, 2010

For the transition period from                      to

Commission file number: 000-53087

ASIA ENTERTAINMENT & RESOURCES LTD.
(formerly CS China Acquisition Corp.)

(Exact name of Registrant as specified in its charter)

N/A

 (Translation of Registrant’s name into English)

Cayman Islands

 (Jurisdiction of incorporation or organization)

1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of exchange on which each class is to be registered
Ordinary Shares	OTCBB
Warrants	OTCBB

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: 12,545,224 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                          Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE
PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this shell company report on Form 20-F to:

•	“we,” “us” or “the Company” refer to Asia Entertainment & Resources Ltd., including its direct and indirect subsidiaries and VIP gaming promoters (as described herein); and

•	“shares” or “ordinary shares” refer to our ordinary shares; and

FORWARD-LOOKING STATEMENTS

This shell company report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). This shell company report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this shell company report, or the documents to which we refer you in this shell company report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  Directors and Senior Management

Asia Entertainment & Resources Ltd. (formerly, CS China Acquisition Corp.) (the “Company”) is party to a Stock Purchase Agreement, dated as of October 6, 2009, as amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Purchase Agreement”) among the Company, Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune Investment Ltd (“Spring Fortune”), the sole shareholder of AGRL, pursuant to which, among other things, the Company acquired all of the outstanding capital stock of AGRL.

The directors and executive officers upon consummation of the transactions contemplated by the Purchase Agreement are described in the Company’s proxy statement filed with the Securities and Exchange Commission on January 19, 2010, as an exhibit to the Company’s Report on Form 6-K (hereinafter referred to as the “Proxy Statement”) in the section entitled “The Director Election Proposal” beginning on page 79. Information regarding Chien Lee and James R. Preissler is contained in the section of the Proxy Statement entitled “Other Information Related to CS China – Directors and Officers” beginning on page 89.  All such information is incorporated herein by reference.

The business address of the Company’s directors, Chien Lee and Sylvia Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137, the business address of the Company’s director, James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768 and the business address of all other directors and officers of the Company is 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

B. Advisors

Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York 10174, has acted as counsel for the Company and will continue to do so upon consummation of the acquisition. Maples and Calder, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands, has acted as Cayman Islands counsel for the Company and will continue to do so upon consummation of the acquisition.

The principal banker for the Company is Standard Chartered Bank (Hong Kong) Limited, 7/F., Standard Chartered Tower, 388 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong.

C. Auditors

From the Company’s inception through the consummation of the transactions contemplated by the Purchase Agreement, UHY LLP (“UHY”) acted as the Company’s independent registered public accounting firm. AJ. Robbins PC (“AJ. Robbins”), AGRL’s VIP gaming promoters’ accounting firm, is now the Company’s principle independent registered public accounting firm. The business address of UHY is 555 Long Wharf Drive, New Haven, CT 06511 and the business address of AJ. Robbins is Columbine Place, 216 16th Street, Suite 600, Denver Colorado 80202.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

Reference is made to the disclosure contained in the Proxy Statement in the section entitled “Selected Historical Financial Information” beginning on page 11, which information is incorporated herein by reference.

B.  Capitalization and Indebtedness

As of February 2, 2010, the Company had 12,545,224 ordinary shares and 14,648,000 warrants, each to purchase one ordinary share issued and outstanding and one unit purchase option to purchase 480,000 units, each unit consisting of one ordinary share and one warrant, issued and outstanding.  The Company has no outstanding debt.

C.  Reasons for the Offer and Use of Proceeds

Not applicable

D.  Risk Factors

The risks associated with the Company’s business are described in the Proxy Statement in the section entitled “Risk Factors” beginning on page 20 and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the company

The Company is a Cayman Islands exempted company that was incorporated on September 24, 2007 to acquire one or more operating businesses that has its principal operations located in the People ’s Republic of China through a share exchange, asset or share acquisition, plan of arrangement, recapitalization or other similar type of transaction. The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered agent of the Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  The address of the Company’s principal executive office is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.  On February 2, 2010, the Company consummated its acquisition pursuant to the terms of the Stock Purchase Agreement (as defined in Item 1A of this shell company report). The material terms of the Purchase Agreement are contained in the Company’s Proxy Statement, in the sections entitled “The Acquisition Proposal,” beginning on page 48 and “The Purchase Agreement,” beginning on page 66, which information is incorporated herein by reference. Further, the information set forth in Item 10C of this shell company report is incorporated herein by reference.

B. Business overview

All of the Company’s business is conducted through AGRL and its VIP gaming promoters.  Reference is made to the disclosure contained in the Proxy Statement in the section entitled “Business of AGRL” beginning on page 96 and the section entitled “AGRL’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 121 which information is incorporated herein by reference.

C. Organizational structure

Upon consummation of the acquisition, AGRL became a wholly owned subsidiary of the Company.  Reference is made to the disclosure contained in the Proxy Statement in the Section entitled “Business of AGRL – History and Structure” beginning on page 109, which includes an organizational chart on page 112, which information is incorporated herein by reference.

D. Property, plants and equipment

The Company’s executive offices are located at 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.  The Company has no other material property, plants or equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the disclosure contained in the Proxy Statement in the section entitled “AGRL’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 121, and the section entitled “Business of AGRL” beginning on page 96 and the section entitled “Other Information Relating to CS China” beginning on page 92, which information is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The directors and executive officers the Company upon the consummation of the transactions contemplated by the Purchase Agreement are described in the Proxy Statement in the section entitled “The Director Election Proposal” beginning on page 79. Information regarding Chien Lee and James R. Preissler is contained in the section of the Proxy Statement entitled “Other Information Related to CS China – Directors and Officers” beginning on page 89.  All such information is incorporated herein by reference.

Compensation

The executive compensation of the Company’s executive officers and directors is described in the Proxy Statement in the section entitled “The Director Election Proposal – Benchmarking and Cash and Equity Compensation, Compensation Components, Director Compensation, and Employment Agreements” beginning on page 82, which information is incorporated herein by reference.

Board Practices

The Company’s board of directors is divided into three classes designated as Class A, Class B and Class C. The term of office for Class A directors, consisting of Chien Lee and Li Chung Ming, will expire at the 2011 annual general meeting. The term of office for Class B directors, consisting of  Leong Siak Hung and James R. Preissler shall be shall expire at the 2012 annual general meeting.  The term of the Class C directors, consisting of , Lam Man Pou, Vong Hon Kun and Sylvia Lee shall expire at the 2013 annual general meeting.  The Company’s Board of Directors has not yet appointed any committees.

Employees

AGRL has four primary employees, consisting of a cage financial manager who manages the cage treasury and an accounts clerk and an account officer, each of whom provides accounting services to AGRL.  AGRL has four executive officers and two operating officers.

Share Ownership

Ownership of the Company’s shares by executive officers and directors upon consummation of the acquisition is reflected in the Beneficial Ownership of Securities chart included in Item 7A of this report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the Company’s Ordinary Shares, by:
•	each person who is the owner of more than 5% of the Company’s ordinary shares outstanding after the consummation of the acquisition;
•	each person who became an executive officer or director of the Company upon consummation of the acquisition; and

•	all of the Company’s directors and executive officers as a group.

Information gives effect to the issuance of the 10,350,000 ordinary shares that were issued upon the closing of the acquisition but not to the 4,210,000 ordinary shares that will be issued upon filing of the annual report for the 2010 fiscal year or up to 19,316,000 ordinary shares that are issuable upon achievement of incentive targets.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Spring Fortune Investment Ltd (1)	9,729,000		77.6
Chien Lee (2)	3,931,600	(3)	24.9
Sylvia Lee (2)	3,931,600	(3)	24.9
James R. Preissler (4)	450,057	(5)	3.5
Lam Man Pou (6)	1,408,370	(7)	11.2
Leong Siak Hung (6)	832,219	(8)	6.6
Li Chung Ming (6)	0		0
Vong Hon Kun (6)	1,920,505	(9)	15.3
All directors and executive officers of the Company as a group (7 individuals)	8,542,751	(10)	53.2

(1)	The address of Spring Fortune Investment Ltd is 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(2)	The address of Mr. and Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.
(3)	Represents 80,500 ordinary shares owned jointly by Mr. and Mrs. Lee, 603,900 ordinary shares held by
CS Capital USA, LLC (“CS Capital”), an affiliate of Mr. and Mrs. Lee and 3,247,200 ordinary shares issuable upon exercise of warrants held by CS Capital that became exercisable upon consummation of the acquisition.
(4)	The address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.
(5)	Includes 269,452 ordinary shares issuable upon exercise of warrants held by Mr. Preissler that became exercisable upon consummation of the acquisition.
(6)	The address of Messers. Lam, Leong, Li and Vong is 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.
(7)	Includes 1,408,370 shares beneficially owned by Mr. Lam by virtue of his ownership of shares of Spring Fortune Investment Ltd.
(8)	Includes 832,219 shares beneficially owned by Mr. Leong by virtue of his ownership of shares of Spring Fortune Investment Ltd.
(9)	Includes 1,920,505 shares beneficially owned by Mr. Vong by virtue of his ownership of shares of Spring Fortune Investment Ltd.
(10)
Includes and aggregate of 4,161,094 ordinary shares beneficially owned by Messrs. Lam, Leong and Vong by virtue of their ownership of shares of Spring Fortune. Also includes 3,516,652 ordinary shares beneficially owned by Mr. and Mrs. Lee (jointly and through CS Capital) and Mr. Preissler issuable upon exercise of warrants held by them that became exercisable upon the consummation of the acquisition.

B.  Related Party Transactions

Information regarding certain relationships and related party transactions of the Company and AGRL are described in the Proxy Statement in the section entitled “Certain Relationships and Related Party Transactions” beginning on page 136 and is incorporated herein by reference.  Information regarding the independence of the Company’s directors is provided in the Proxy Statement in the section entitled “The Director Election Proposal – Independence of Directors” beginning on page 80 and is incorporated herein by reference.

Pursuant to an advisory agreement between Kenworth Capital, Inc. (“Kenworth”) and AGRL and Spring Fortune, Kenworth and its designees were entitled to receive a total of 6% of the ordinary shares to be issued to Spring Fortune at the closing of the acquisition.  Pursuant to this agreement, Kenworth and two of its designees, Blum & Co., Inc. and Neuro International Company Limited, were each issued 207,000 ordinary shares at the closing, a total of 621,000 shares, and Spring Fortune was issued the balance of 9,729,000 ordinary shares of the total of 10,350,000 shares that were issued at closing pursuant to the Purchase Agreement.

In order to facilitate the approval of the acquisition by the shareholders of the Company, the initial shareholders of the Company transferred a total of 38,000 of the ordinary shares that they acquired prior to the consummation of the Company’s initial public offering to persons who purchased 95,000 ordinary shares in the open market and who voted in favor of the transaction and will continue to hold such shares.  Of the 38,000 shares transferred, 17,100 were transferred by CS Capital and 4,845 shares were transferred by James R. Preissler.

C.  Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Item 17. Financial Statements” for a list of the financial statements filed as part of this shell company report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The description of the Company’s securities is contained in the Proxy Statement in the section entitled “Description of Securities” beginning on page 140 and is incorporated herein by reference.

B. Plan of Distribution

                Not applicable.

C. Markets

               The Company’s ordinary shares and warrants are currently quoted on the Over-the-Counter Bulletin Board under the symbols CSAQF and CSAXF.

D. Selling Shareholders

                Not applicable.

E. Dilution

                Not applicable.

F. Expenses of the Issue

                Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company is authorized to issue US$20,115.00 divided into 200,000,000 ordinary shares of a par value of $0.0001 each and 1,150,000 preferred shares of a par value of US$0.0001 each.  There are currently 12,545,224 fully paid ordinary shares outstanding.  There are currently 14,648,000 warrants outstanding, each to purchase one ordinary share, and one unit purchase option to purchase 480,000 units, each unit consisting of one ordinary share and one warrant, issued and outstanding.

10,350,000 ordinary shares were issued to Spring Fortune and its designees upon the consummation of the acquisition as partial consideration for all of the outstanding capital stock of AGRL on February 2, 2010.   Further consideration includes 4,210,000 ordinary shares that will be issued to Spring Fortune upon the filing of the Company’s annual report on Form 20-F for the 2010 fiscal year.  In addition, Spring Fortune will be issued up to 19,316,000 additional shares if certain incentive income targets are met for the years 2009 through 2012.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s  second amended and restated memorandum and articles of association (“Memorandum and Articles”). The summary does not purport to be a summary of all of the provisions of our the Memorandum and Articles and of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Incorporation

The Company was incorporated in the Cayman Islands on September 24, 2007 under the Cayman Islands Companies Law (as amended) (the “Companies Law”) with company registration number MC-195758.  The Company’s authorized share capital is $20,115.00 divided into 200,000,000 ordinary shares of a par value of US$0.0001 each and 1,150,000 preferred shares of a par value of US$0.0001 each.

Objects and Purposes

The Company’s Memorandum and Articles grants the Company full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Directors

The Company’s board of directors is divided into three classes, each of which will generally serve for a term of four years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed. Directors also may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Rights and Obligations of Shareholders

Dividends

Subject to the Companies of the Cayman Islands, directors may declare dividends and distributions on the Company’s ordinary shares in issue and authorize payment on the dividends or distributions out of lawfully available funds. No dividend or distribution may be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Companies Law.

Voting Rights

Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or proxy, has one vote and on a poll every member has one vote for every share of which he is the holder.

In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, is accepted to the exclusion of the votes of the other joint holders, and seniority is determined by the order in which the names of the holders stand in the Register of Members.

A member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such member's behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

No person is entitled to vote at any general meeting or at any separate meeting of the holders of a class of shares unless he is registered as a member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of shares have been paid.

On a poll or on a show of hands votes may be cast either personally or by proxy. A member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

A member holding more than one share need not cast the votes in respect of his shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

Any person in consequence of the death or bankruptcy or liquidation or dissolution of a member (or in any other way than by transfer) who becomes the holder of a share may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he satisfies the directors of his entitlement to such shares, or the directors have previously admitted his right to vote at such meeting in respect thereof.

Change to Rights of Shareholders

Shareholders may change the rights of their class of shares by:

•	getting the written consent of three-quarters of the shareholders of that class; or

•	passing a special resolution at a general meeting of the shareholders of that class.

There are no general limitations on the rights to own shares specified by the articles.

General Meetings

A general meeting may be convened:

•	by a majority of directors at any time;

•	the Company’s chief executive officer; or

•	the Company’s chairman of the board.

They shall on a members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

A members requisition is a requisition of members of the Company holding at the date of deposit of the requisition not less than ten percent. in par value of the capital of the Company which as at that date carries the right of voting at general meetings of the Company.  The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.

If the directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

Notice of a general meeting is given to all shareholders.  All business transacted at an extraordinary general meeting or an annual general meeting is considered special business except:

•	the declaration and sanctioning of dividends;

•	consideration and adoption of the accounts and balance sheet and the reports of directors and auditors and other documents required to be annexed to the balance sheet;

•	the election of directors;

•	appointment of auditors (where special notice of the intention for such appointment is not required by applicable law) and other officers;

•	the fixing or remuneration of the auditors, and the voting of remuneration or extra remuneration to the directors;

•
the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than twenty percent. in nominal value of its existing share capital; and

•	the granting of any mandate or authority to the directors to repurchase the securities of the Company.

A quorum of shareholders is required to be present at any meeting in order to carry out business.  A quorum consists of the holder or holders present in person or by proxy entitled to exercise more than 33.33% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon unless the Company has only one member entitled to vote at such general meeting in which case the quorum consists of that one member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative.

The directors are permitted to designate any general meeting of shareholders as an annual general meeting provided that only one annual general meeting may be held each year.

Changes in Capital

The Company may increase the Company’s share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject. We may also by ordinary resolution:

•	consolidate and divide all or any of the Company’s share capital into shares of a larger amount;

•	sub-divide existing shares into shares of a smaller amount; and

•	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

The Company may reduce the Company’s share capital and any capital redemption reserve by special resolution in accordance with relevant provisions of Cayman Islands law.

Indemnity

Pursuant to the Company’s second amended and restated Memorandum and Articles of association, every director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or willful default. No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or willful default of such director, agent or officer.

       C. Material Contracts

On February 2, 2010, the Company consummated its acquisition pursuant to the terms of the Purchase Agreement (as defined in Item 1A. of this shell company report). The material terms of the Purchase Agreement are contained in the Company’s Proxy Statement, in the sections entitled “The Acquisition Proposal,” beginning on page 48 and “The Purchase Agreement,” beginning on page 66, and are hereby incorporated by reference.

Prior to the extraordinary general meeting of shareholders of the Company on February 2, 2010 (the “Extraordinary General Meeting”), the Company entered into an agreement with a shareholder who would otherwise vote against the acquisition pursuant to which 620,730 ordinary shares of the Company were purchased and subsequently cancelled.

At the closing of the acquisition (the “Closing”):

•
The Company acquired all the outstanding capital stock of AGRL from Spring Fortune for a total consideration of 10,350,000 ordinary shares of the Company that were issued  to Spring Fortune and its designees upon the closing of the acquisition and 4,210,000 ordinary shares that will be issued upon the filing of the Company’s annual report on Form 20-F for the 2010 fiscal year.  In addition, Spring Fortune will be issued up to 19,316,000 additional shares if certain incentive income targets are met for the years 209 through 2012; and

•
Spring Fortune and its designees became the holders of approximately 77.6% of the outstanding ordinary shares of the Company.  Upon issuance of the additional 4,210,000 shares, Spring Fortune will be the holder of approximately 83.2% of the outstanding ordinary shares.  If all of the 19,316,000 additional incentive shares are issued, Spring Fortune will be the holder of approximately 92.2% of the outstanding ordinary shares (assuming no other ordinary shares are issued)

At the Closing, an escrow agreement (the “Escrow Agreement”) was entered into covering certain indemnification obligations of Spring Fortune under the Purchase Agreement.  Pursuant to the Escrow Agreement, an aggregate of  6,648,969 shares will be placed in escrow by Spring Fortune and its designees (the “Escrow Fund”).  The shares shall be held in the Escrow Fund until thirty days after the Company has filed its Annual Report on Form 20-F for the 2010 fiscal year.  Notwithstanding the foregoing, one year after the closing date, all shares of Company stock shall be released from the Escrow Fund except 15% of the Company ordinary shares issued to Spring Fortune and its designees at the closing and such additional shares are then held in the Pending Claims Reserve (as defined in the Escrow Agreement), which shall be released upon resolution of a Pending Claim (as defined in the Escrow Agreement).  The Purchase Agreement as originally executed provided that 90% of the shares issued to Spring Fortune and its designees at the closing of the acquisition were to be subject to the escrow and also that 90% of such shares would be subject to the sales restrictions set forth in the Purchase Agreement.  The Purchase Agreement was subsequently amended to provide that no less than 53% of the shares to be issued at the closing would be subject to the sales restrictions but no provision was made to similarly amend the escrow provision.  At the closing, Spring Fortune requested that the number as shares to be placed in escrow be reduced to be the same number of shares as would be subject to sales restrictions under the Purchase Agreement as amended so that shares not subject to the sales restrictions would also not be subject to the escrow.  The Company recognized that such change was in the spirit of the change made regarding the sales restrictions, determined that such change would not materially affect its ability to effectuate its rights to indemnification and agreed to this request.

Effective at Closing, employment agreements were entered into with the Company’s four executive officers (“Employment Agreements”)  The material terms of the Employment Agreements are contained in the Company’s Proxy Statement, in the sections entitled “The Director Election Proposal – Employment Agreements,” beginning on page 83 and are hereby incorporated by reference.

      D. Exchange Controls and Other Limitations Affecting Security Holders

Cayman Islands

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

      E. Taxation

The following is a general summary of certain material Cayman Islands and U.S. federal income tax considerations and tax considerations relating AGRL’s business. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Cayman Islands Taxation

The Government of the Cayman Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties with any country that is applicable to payments made to or by the company.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands dated 9 October 2007 that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or any relevant payment as defined in section 6 (3) of the Tax Concessions Law (1999 Revision) of principal or interest or other sums due under a debenture or other obligation of the company.

United States Taxation

Disclosure regarding United States federal income taxation is contained in the Company’s Proxy Statement in the sections entitled “The Acquisition Proposal- Material Federal Income Tax Consequences of the Acquisition” beginning on page 61 and is incorporated herein by reference.

Tax considerations relating to AGRL’s business

Disclosure regarding tax considerations relating to the AGRL’s business is contained in the Company’s Proxy statement in the section entitled “AGRL’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Taxes” beginning on page 27 and is incorporated herein by reference.

F. Dividends and Paying Agents

    The Company has no plans to pay dividends.  The Company does not currently have a paying agent.

G. Statement by Experts

    Not applicable.

H. Documents on Display

The Company file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

The Company will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this shell company report. Please direct such requests to Li Chung Ming, Raymond, Chief Financial Officer, Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

I. Subsidiary Information

    Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Because AGRL is a Hong Kong company operating in Macau and South Korea, the Company will be subject to special considerations or risks associated with companies operating outside of the United States, including some or all of the following:

•	rules and regulations or currency conversion or corporate withholding taxes on individuals;

•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•	currency fluctuations and exchange controls;

•	challenges in collecting accounts receivable;

•	cultural and language differences; and

•	employment regulations.

The risks associated with the Company’s business are described in the Proxy Statement in the section entitled “Risk Factors” beginning on page 20 and are incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  None.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s financial statements are contained in the Proxy Statement in the section entitled “Selected Historical Financial Information” beginning on page 11, in the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 16, and in the section “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 72 and the financial statements beginning on page FS-1, which information is incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1
Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited, and Spring Fortune Investment Ltd (included as Annex A to the Proxy Statement and incorporated herein by reference).

3.1	Form of Second Amended Memorandum and Articles of Association (included as Annex D to the Proxy Statement and incorporated herein by reference).
10.1	Form of Escrow Agreement among CS China Acquisition Corp., Spring Fortune Investment Ltd, Spring Fortune Investment Ltd Designee(s) and Continental Stock Transfer & Trust Company *
10.2	Employment Agreement, dated October 6, 2009 between AGRL and Leong Siak Hung. *
10.3	Employment Agreement, dated October 6, 2009 between AGRL and Li Chun Ming. *
10.4	Employment Agreement, dated October 6, 2009 between AGRL and Lam Man Pou. *
10.5	Employment Agreement, dated October 6, 2009 between AGRL and Vong Hon Kun. *
10.6	Management Service Contract dated January 1, 2010 between Iao Pou Gaming Promotion Limited and Pak Si Management and Consultancy Limited. *
10.7	Management Service Contract dated January 1, 2010 between Sang Heng Gaming Promotion Company Limited and Pak Si Management and Consultancy Limited. *
10.8	VIP Junket Promotion Agreement, dated January 18, 2008 between Gillmann Investments Asia, Ltd. and Doowell Limited. *
10.9	VIP Gaming Promotion Agreement, dated November 14, 2008 between Unicorn Incorporation and Champion Lion Limited. *
10.10	Gaming Promoter Agreement, entered into on November 9, 2009 by and between MGM Grand Paradise S.A. and Iao Pou Gaming Promotion Limited. *
10.11	Gaming Promoter Contract, dated September 4, 2009 between Galaxy Casino SA and Sang Heng Gaming Promotion Company Limited. *
10.12	Profit Interest Agreement, dated February 2, 2010 between Well Mount International Limited and Doowell Limited. *

10.13	Profit Interest Agreement, dated February 2, 2010 between Link Bond International Limited and Champion Lion Limited. *
10.14	Profit Interest Agreement, dated February 2, 2010 between Foxhill Group limited and Iao Pou Gaming Promotion Limited. *
10.15	Profit Interest Agreement, dated February 2, 2010 between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Company Limited. *
10.16	Form of Share Purchase Agreement (included as Exhibit 10.1 to form 6-K, filed on January 29, 2010 and incorporated herein by reference)..

* Filed herewith.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chung Ming
Li Chung Ming, Raymond
Dated: February 8, 2010		Chief Financial Officer