Form 20-F/A
period 2010-02-02
Asia Entertainment & Resources Ltd.
filed 2010-03-01
CIK 1417754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐  No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

EXPLANATORY NOTE

Asia Entertainment & Resource Ltd. (the “Company”) filed its Shell Company Report on Form 20-F with the Securities and Exchange Commission on February 8, 2010 (the “Shell Company Report”).  This Amendment No. 1 to the Shell Company Report (the “Amendment”) is filed solely to amend and restate Item 1. C. to include UHY LLP as the Company’s continuing principal independent registered public accounting firm, to correct an error in the address provided for UHY LLP and to include detail relating to professional memberships held by both UHY LLP and AJ. Robbins PC.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

C. Auditors

The firm of UHY LLP has acted since our inception as our principal independent registered public accounting firm. UHY LLP leases all its personnel, who work under the control of UHY LLP partners, from wholly-owned subsidiaries of UHY Advisors, Inc. (“UHY”) in an alternative practice structure.  UHY LLP is a registered firm with the Public Company Accounting Oversight Board and is a member of the American Institute of Certified Public Accountants.

AJ. Robbins PC acted as AGRL’s and AGRL’s VIP gaming promoters’ principal independent registered public accounting firm prior to our acquisition of AGRL and is continuing to act in such capacity. AJ. Robbins PC is a registered firm with the Public Company Accounting Oversight Board and is a member of the American Institute of Certified Public Accountants, the Colorado Society of Certified Public Accountants and the Center for Audit Quality.

The business address of UHY LLP is 19 West 44th Street, New York, New York 10036 and the business address of AJ. Robbins PC is Columbine Place, 216 16th Street, Suite 600, Denver Colorado 80202.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this report on its behalf.

ASIA ENTERTAINMENT & RESOURCES LTD.

Dated: March 1, 2010	By:	/s/ Li Chung Ming, Raymond
Li Chung Ming, Raymond
Chief Financial Officer