Form 20-F
period 2009-12-31
Asia Entertainment & Resources Ltd.
filed 2010-03-19
CIK 1417754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from August 1, 2009 to December 31, 2009.

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 12,545,224 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation of S-T (§232.405 of this chapter) during the preceding 12 months (or for a shorter period that the registrant was required to submit and post such files).  Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

Item 5.  Operating and Financial Review and Prospects.

Unless the context requires otherwise, references in this report to the “Company”, “we”, “us” and “our” refer to Asia Entertainment & Resources Ltd. (formerly CS China Acquisition Corp.).

The following discussion should be read in conjunction with the Company’s Financial Statements and footnotes thereto contained in this report.

Forward Looking Statements

The statements discussed in this Report include forward looking statements that involve risks and uncertainties detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission.

Overview

The Company was formed on September 24, 2007 as a blank check company whose objective is to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China.  The Company intends to utilize cash derived from the proceeds of its recently completed public offering, its capital shares, debt or a combination of cash, capital shares and debt, in effecting a business combination.

The Company consummated its initial public offering of 4,800,000 units on August 15, 2008.  On August 21, 2008, it consummated the closing of an additional 720,000 units which were subject to the underwriters’ over-allotment option.  Each unit consisted of one ordinary share and two warrants, each to purchase one ordinary share.  Simultaneously with the consummation of its initial public offering and the consummation of the sale of additional units pursuant to the underwriters’ over-allotment option, the Company consummated the sale of an aggregate of 3,608,000 warrants (“Insider Warrants”) at $0.50 per Warrant (for an aggregate purchase price of $1,804,000) in a private placement.  Gross proceeds from the initial public offering (including from the private placement of Insider Warrants and exercise of the underwriters’ over-allotment option) were $34,924,000.  The Company paid a total of $1,324,800 in underwriting discounts, commissions (after deferring $993,600) and expenses related to the offering.  After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the offering (including the over-allotment option and the private placement sale) were $33,280,880, of which $32,899,200 was deposited into the trust account and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.  In addition, the Company may draw for use of working capital up to $1,050,000 of interest earned on the trust account, as well as any amounts necessary to pay its tax obligations.  Through December 31, 2009, the Company has used all of the net proceeds that were not deposited into the trust fund to pay general and administrative expenses, and it has drawn permitted interest earnings in the amount of $382,839 for its working capital requirements.  The net proceeds deposited into the trust fund remain on deposit in the trust fund earning interest. As of December 31, 2009, there was $32,899,200 plus accrued interest of $3,759 held in the trust fund.

On October 6, 2009, the Company entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009 and January 11, 2010, (the “Agreement”) with Asia Gaming & Resort Limited (“AGRL”) and Spring Fortune Investment Ltd (the “Shareholder”) to purchase all of the outstanding shares of AGRL stock from the Shareholder.  On February 2, 2010, the Company consummated its acquisition pursuant to the terms of the Agreement.  In conjunction with this acquisition, 5,015,276 shares were redeemed by or purchased from shareholders resulting in a total of $29,891,045 being paid out of the trust to the holders of the redeemed shares on or about February 2, 2010.

The Company had selected July 31 as its fiscal year-end; however, on February 2, 2010, the Company changed its year end to December 31 in connection with the acquisition.

Results of Operations

For the transition period from August 1, 2009 to December 31, 2009, the Company had a net loss of $305,468 derived from interest income of $23,603 offset by $329,071 for expenses.

For the period from September 24, 2007 (inception) to December 31, 2009, the Company had a net loss of $263,547 derived from interest income of $379,202 offset by $642,749 for expenses.

Financial Condition and Liquidity

As of December 31, 2009, the Company’s efforts were limited to organizational activities, activities relating to the initial public offering and the search for an acquisition candidate; the Company had neither engaged in any operations nor generated any revenues.

The Company believes that, after the acquisition of AGRL, its cash flow will be positive and that working capital will be provided from the operations of AGRL.

Market Risk

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument.  These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.  Net proceeds from the initial public offering have been placed in a trust account with Continental Stock Transfer & Trust Company acting as trustee.  As of December 31, 2009, the balance of the trust account was $32,902,960, including $3,759 of accrued interest.  The proceeds held in trust may be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940.  Thus, the Company is currently subject to market risk primarily through the effect of changes in interest rates on short-term government securities and other money-market instruments.  As of December 31, 2009, the effective annualized interest rate payable on the Company’s investment was approximately 0.01%.  Assuming no other changes to its holdings as of December 31, 2009, a 1% decrease in the underlying interest rate payable on its investment as of April 30, 2009 would result in a decrease of approximately $82,257 in the interest earned on the Company’s investment for the following 90-day period, and a corresponding decrease in its net increase in shareholders’ equity resulting from operations, if any, for that period.  The Company does not believe that the effect of other changes, such as foreign exchange rates, commodity prices and/or equity prices currently pose significant market risk for it.

The Company has not engaged in any hedging activities since its inception.  It does not currently expect to engage in any hedging activities.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, the Company’s chief executive officer and chief financial officer carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2009.  Based upon their evaluation, they concluded that the Company’s disclosure controls and procedures were effective.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, its chief executive officer and chief financial officer and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of its assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of its financial statements in accordance with generally accepted accounting principles, and that its receipts and expenditures are being made only in accordance with the authorization of its board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements.

During the transition period from August 1, 2009 to December 31, 2009, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Off-Balance Sheet Arrangements

    Warrants issued in conjunction with the Company’s IPO are equity linked derivatives and accordingly represent off-balance sheet arrangements. The Warrants meet the scope exception in paragraph 11(a) of Financial Accounting Standard (FAS) 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity. See Notes 3 and 5 to the financial statements for more information.

Item 8. Financial Information

A.  Consolidated Statements and Other Financial Information

7.   Legal or Arbitration Proceedings.

None.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 18.  Financial Statements.

Information required by this item begins on the following page.  US GAAP reconciliation is not required because US GAAP was used to prepare the financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Asia Entertainment & Resources Ltd. (Formerly CS China Acquisition Corp.) (a corporation in the development stage) (the “Company”) as of December 31, 2009, and the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for the transition period from August 1, 2009 to December 31, 2009 and the period from September 24, 2007 (inception) to December 31, 2009 (cumulative). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Entertainment & Resources Ltd. (Formerly CS China Acquisition Corp.) as of December 31, 2009, and the results of its operations and its cash flows for the transition period from August 1, 2009 to December 31, 2009 and the period from September 24, 2007 (inception) to December 31, 2009 (cumulative), in conformity with accounting principles generally accepted in the United States of America.

On February 2, 2010, the Company consummated its acquisition pursuant to the terms of the Stock Purchase Agreement (See note 10).

/s/ UHY LLP
New York, New York
March 18, 2010

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Balance Sheet

December 31, 2009

ASSETS
CURRENT ASSETS
Cash	$9,320
Investments held in trust	32,902,960
Prepaid insurance	28,706
Total current assets	$32,940,986

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses	$152,619
Deferred underwriter fee	993,600
Insurance premiums payable	28,706
Notes payable to shareholders	141,000
Total current liabilities	1,315,925

Common stock subject to possible redemption and purchase,
5,015,276 shares at conversion value	29,891,045

COMMITMENTS

SHAREHOLDERS’ EQUITY
Preferred shares, $0.0001 par value
Authorized 1,150,000 shares; none issued	—
Ordinary shares, $0.0001 par value
Authorized 50,000,000 shares; issued and outstanding 6,900,000 shares (includes 5,015,276 shares redeemed on February 2, 2010)	690
Additional paid-in capital	1,996,873

Accumulated deficit during the development stage	(263,547)
Total shareholders’ equity	1,734,016
Total liabilities and shareholders’ equity	$32,940,986

See notes to financial statements.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Statements of Operations

	For the Transition Period from August 1, 2009 to December 31, 2009	For the Period from September 24, 2007 (Inception) to December 31, 2009 (Cumulative)

Income:
Interest income	$23,603	$379,202

Expenses:
Travel and entertainment expense	70,269	220,634
Insurance expense	35,503	116,557
Legal expense	157,698	173,172
Formation costs	—	3,887
General and administrative expense	65,601	128,499
Total expenses	329,071	642,749

Operating loss	(305,468)	(263,547)

Net loss	$(305,468)	$(263,547)

Weighted average shares outstanding	6,900,000	4,638,949

Basic and diluted net loss per share	$(0.04)	$(0.06)

See notes to financial statements.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Statement of Changes in Shareholders’ Equity (Deficit)
For the period from September 24, 2007 (inception) to December 31, 2009

	Ordinary Shares			Additional Paid-In	Retained Earnings (Accumulated Deficit) During the	Shareholders’
	Shares	Amount	Warrants	Capital	Development Stage	Equity(Deficit)

Ordinary shares issued September 24, 2007 to Initial Shareholders for cash	1,150,000	$115	$—	$24,885	$-	$25,000
Net loss from September 24, 2007 to July 31, 2008	—	—	—	—	(26,955)	(26,955)
Balance at July 31, 2008	1,150,000	115	—	24,885	(26,955)	(1,955)
Dividend issued on August 11, 2008	230,000	23	—	(23)	—	—
Proceeds from private placement of insider warrants	—	—	1,804,000	—	—	1,804,000
Sale of 5,520,000 units, net of underwriters' discount and offering expenses (includes 2,207,999 shares subject to possible redemption)	5,520,000	552	5,520,000	24,538,956	—	30,059,508
Proceeds subject to possible redemption of 2,207,999 shares	—	—	—	(13,159,674)	—	(13,159,674)
Proceeds from issuance of underwriter purchase option	—	—	—	100	—	100
Net income	—	—	—	—	68,876	68,876
Balance at July 31, 2009	6,900,000	690	7,324,000	11,404,244	41,921	18,770,855
Reclassification of warrants to additional paid in capital			(7,324,000)	7,324,000
Additional provision for possible redemption and purchase (for a total of 5,015,276 shares)				(16,731,371)		(16,731,371)
Net loss	—	—	—	—	(305,468)	(305,468)
Balance at December 31, 2009	6,900,000	$690	$—	$1,996,873	$(263,547)	$1,734,016

See notes to financial statements.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Statements of Cash Flows

	For the Transition Period from August 1, 2009 to December 31, 2009	For the Period from September 24, 2007 (Inception) to December 31, 2009 (Cumulative)

CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(305,468)	$(263,547)
Adjustments to reconcile net loss to net cash
used in operating activities:
Change in accrued expenses	146,619	152,619
Net cash used in operating activities	(158,849)	(110,928)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash withdrawn from (deposited) in trust fund	12,207	(32,902,960)
Net cash provided by (used in) investing activities	12,207	(32,902,960)
CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds of public offering	—	33,120,000
Proceeds from the private placement of insider warrants	—	1,804,000
Proceeds from sale of ordinary shares to founding shareholders	—	25,000
Proceeds from issuance of underwriter purchase option	—	100
Proceeds from shareholders’ note payable	141,000	279,000
Payments of shareholders’ note payable	—	(138,000)
Payments of costs associated with public offering	—	(2,066,892)
Net cash provided by financing activities	141,000	33,023,208
NET (DECREASE) INCREASE IN CASH	(5,642)	9,320
CASH, Beginning	14,962	—
CASH, Ending	$9,320	$9,320

Supplemental schedule of non-cash financing activity:
Deferred underwriter fees	$—	$993,600
Fair value of underwriter purchase option	$—	$1,804,800
Reclassification of additional shares subject to redemption from shareholders’ equity	$(16,731,371)	$(16,731,371)

See notes to financial statements.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

NOTE 1 - ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Asia Entertainment & Resources Ltd. (formerly CS China Acquisition Corp.) (the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective is to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”).

All activity from September 24, 2007 (inception) through August 15, 2008 relates to the Company’s formation and its initial public offering described below.  Since August 15, 2008, the Company has been searching for a target business to acquire.  The Company had selected July 31 as its fiscal year-end; however, on February 2, 2010, the Company changed its year end to December 31, effective December 31, 2009, in connection with the acquisition discussed in Note 10.

The Company consummated its initial public offering (“Offering”) of units (“units”) on August 15, 2008 and received net proceeds of $27,319,681 net of transaction costs (Note 3).  Simultaneously with the consummation of the Offering, the Company sold 3,320,000 Insider Warrants (Note 5) to certain Initial Shareholders (defined below) of the Company at $0.50 per Insider Warrant for proceeds of $1,660,000.  The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating business that has its principal operations located in the PRC (“Business Combination”).  On August 20, 2008, the underwriters notified the Company that they had exercised their over-allotment option to purchase an additional 720,000 units and the over-allotment option was consummated on August 21, 2008.  The additional units sold pursuant to the over-allotment option generated gross proceeds of $4,320,000.  Simultaneously with the consummation of the over-allotment option, the Company sold an additional 288,000 Insider Warrants to certain Initial Shareholders of the Company at $0.50 per Insider Warrant for proceeds of $144,000.  An amount of $32,899,200 (including $1,804,000 of proceeds from the sale of Insider Warrants) is being held in a trust account (“Trust Account”).  Upon consummation of the Offering, such funds were deposited with HSBC Bank USA, National Association and are currently invested in the HSBC Investor Tax-Free Money Market Fund.  Such funds have been invested in United States “government securities” within the meaning of Section 2(a) (16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of an initial Business Combination and (ii) liquidation of the Company.  The placing of funds in the Trust Account may not protect those funds from third party claims against the Company.  Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements.  Certain of the Initial Shareholders have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company.  However, there can be no assurance that they will be able to satisfy those obligations should they arise.  The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.  Additionally, up to an aggregate of $1,050,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements as well as any amounts that are necessary to pay the Company’s tax obligations.  As of December 31, 2009, $382,839 has been released to fund working capital requirements and an additional $3,759 is accrued in the Trust Account but has not been released to the Company.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

The Company, after signing a definitive agreement for a Business Combination, is required to submit such transaction for shareholder approval.  In the event that shareholders owning 40% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated.  All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their founding shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination.  After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company redeem his or her shares; provided, however, that a Public Shareholder, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to 10% or more of the ordinary shares sold in the Offering.  The per share redemption price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares sold in the Offering.  Accordingly, Public Shareholders holding up to 39.99% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination.  Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.  In connection with the consummation of the business combination on February 2, 2010, as discussed in Note 10, the Company’s Memorandum and Articles of Association, as theretofore amended and restated, were further amended and restated to provide, among other things, that Public Shareholders who voted in favor of the business combination would also be allowed to elect to redeem their shares.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

The Company’s Memorandum and Articles of Association provided that the Company would continue in existence only until February 11, 2010, or February 11, 2011 if a definitive agreement has been executed by February 11, 2010 and the Business Combination has not been consummated by February 11, 2010.  If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will liquidate and dissolve for the purposes of winding up its affairs.  In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units offered in the Offering discussed in Note 3).

On October 6, 2009, the Company entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Agreement”) with Asia Gaming & Resort Limited (“AGRL”) and Spring Fortune Investment Ltd (the “Shareholder”) to purchase all of the outstanding shares of AGRL stock from the Shareholder.  On February 2, 2010, the Company consummated its acquisition pursuant to the terms of the Agreement as discussed in Note 10.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board (“FASB”) to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (“ASUs”). ASUs will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Development Stage Enterprise

The Company complies with the reporting requirements in accordance with accounting for development stage entities.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

CASH AND CASH EQUIVALENTS/CONCENTRATION OF CREDIT RISK

Cash comprises cash in bank and demand deposits with banks and other financial institutions.

The Company classifies all highly liquid debt instruments purchased with a maturity of three months or less as cash equivalents. Cash and cash equivalents are maintained in FDIC insured accounts at credit qualified financial institutions

In October 2008, the FDIC increased its insurance from $100,000 per depositor to $250,000, and to an unlimited amount for non-interest bearing accounts. The coverage increase, which is temporary, extends through December 31, 2013 for interest bearing accounts and June 30, 2010 for non-interest bearing accounts. At December 31, 2009 there were no uninsured cash balances.

INVESTMENTS HELD IN TRUST

The Company’s restricted investment held in the Trust Account at December 31, 2009 is comprised of one tax free money market fund with a short term maturity.

INCOME TAXES

In accordance with accounting for income taxes, the Codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Effective January 1, 2009 the Company adopted guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions.  Each income tax position is assessed using a two step process.  A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities.  If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.  The Company has elected to record income tax related interest and penalties as a component of the provision for income tax expense.

EARNINGS PER SHARE

Basic and diluted loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period and weighted average number of ordinary shares on an as exercised basis:

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

	For the Transition Period from August 1, 2009 to December 31, 2009	For the Period from September 24, 2007 (Inception) to December 31, 2009 (Cumulative)

Net loss	$(305,468)	$(263,547)
Denominator
Basic weighted average shares	6,900,000	4,638,949
Basic loss per share	$(0.04)	$(0.06)

There were no potentially dilutive securities for the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009 (cumulative).

The following warrants were not included in the diluted earnings per share computation because they were not exercisable.

	Warrants Outstanding	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life

Outstanding September 24, 2007	—	—	—
Granted	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Outstanding July 31, 2008	—	—	—
Granted	14,648,000	—	$5.00	5 years
Forfeited	—	—	—
Exercised	—	—	—
Outstanding July 31, 2009	14,648,000	—	$5.00	4 years
Granted	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Outstanding December 31, 2009	14,648,000	—	$5.00	3.5 years

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual results could differ from those estimates.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

SUBSEQUENT EVENTS

For purposes of preparing this 20-F, the Company considered events through March 18, 2010.  See Note 10 for disclosure regarding subsequent events. No material events have occurred since December 31, 2009, which have not been disclosed in these financial statements.

NOTE 3 - INITIAL PUBLIC OFFERING

On August 15, 2008, the Company sold 4,800,000 units at a price of $6.00 per unit in the Offering.  On August 20, 2008, the underwriters notified the Company that they had exercised their over allotment option to purchase an additional 720,000 units and such additional units were sold on August 21, 2008.  Each unit consists of one ordinary share of the Company’s stock and two Redeemable Ordinary Share Purchase Warrants (“Warrants”).  Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $5.00 commencing the later of the completion of a Business Combination or August 11, 2009 and expiring August 10, 2013.  The Company may redeem the Warrants, with the prior consent of EarlyBirdCapital, Inc. (”EBC”), the representative of the underwriters in the Offering, at a price of $0.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.  If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value.  The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants.  In accordance with the warrant agreement, relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants.  The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise.  Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise.  Consequently, the Warrants may expire unexercised and unredeemed.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

The Company paid the underwriters in the Offering an underwriting discount of 4% ($1,324,800) of the gross proceeds of the Offering.  The Company is obligated to pay the underwriters an underwriting discount of an additional 3% of the gross proceeds of the Offering ($993,600) if the Company completes a Business Combination.  The underwriters have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination.  The Company also issued a unit purchase option, for $100, to EBC (and its designees) to purchase 480,000 units at an exercise price of $6.60 per unit.  The units issuable upon exercise of this option are identical to the units sold in the Offering.  The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity.  The Company estimated that the fair value of this unit purchase option was approximately $1,804,800 ($3.76 per unit) using a Black-Scholes option-pricing model.  The fair value of the unit purchase option granted to EBC was estimated as of the date of grant using the following assumptions: (1) expected volatility of 76.06%, (2) risk-free interest rate of 4.12% and (3) expected life of 5 years.  The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash.  The Company has no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option.  The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available.  If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with accounting for fair value measurements and disclosures, the Codification defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value, as required by the Codification, must maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company measures certain financial assets and liabilities at fair value on a recurring basis in the financial statements. The hierarchy ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and requires financial assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.  Financial assets and liabilities utilizing Level 1 inputs include active exchange traded securities and exchange based derivatives.

Level 2 – Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.  Financial assets and liabilities utilizing Level 2 inputs include fixed income securities; non-exchange based derivatives, mutual funds and fair value hedges.

Level 3 – Unobservable inputs for asset or liability only used when its little, if any, market activity for the asset or liability at the measurement date.  Financial assets and liabilities utilizing Level 3 inputs include infrequently traded, non exchange based derivatives and commingled investment funds, and are measured using present value pricing models.

The following table provides the fair value measurements of applicable Company financial assets.

	Fair Value
As of December 31, 2009	Level 1	Level 2	Level 3	Total

Investment in Money Market	$32,902,960	$—	$—	$32,902,960

There is no gain or loss on the fair value of the financial instrument recognized.

The valuation of the money market fund is based on the fair value of all securities underlying the fund.

NOTE 5 – INSIDER WARRANTS

Simultaneously with the Offering, certain of the Initial Shareholders of the Company purchased 3,320,000 Warrants (“Insider Warrants”) at $0.50 per Warrant (for an aggregate purchase price of $1,660,000) in a private placement.  The purchasers of the Insider Warrants purchased an additional 288,000 Insider Warrants for an aggregate of $144,000 when the underwriters in the Offering exercised their over-allotment option in full.  The Company believes the purchase price of these warrants approximated the fair value of such warrants.  The warrants were accounted for as permanent equity.  All of the proceeds received from this purchase were placed in the Trust Account.  The Insider Warrants purchased by such purchasers are identical to the Warrants in the Offering except that if the Company calls the Warrants for redemption, the Insider Warrants may be exercisable on a “cashless basis,” at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), so long as such securities are held by such purchasers or their affiliates.  Furthermore, the purchasers have agreed that the Insider Warrants will not be sold or transferred by them until after the Company has completed a Business Combination.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

NOTE 6 - NOTES PAYABLE TO SHAREHOLDERS

Prior to the IPO, the Company issued, in aggregate, $138,000 principal amount of unsecured promissory notes to certain officers and Initial Shareholders.  These notes were noninterest bearing and payable on July 31, 2009.  The Company repaid the entire principal amount of these notes prior to July 31, 2009.

For the transition period from August 1, 2009 to December 31, 2009, the Company issued, in aggregate, $141,000 principal amount of additional unsecured promissory notes to certain officers and Initial Shareholders.  These notes are noninterest bearing and payable on the earlier of July 31, 2012 or the closing of a business combination.  The Company repaid the entire principal amount of these notes subsequent to December 31, 2009.

NOTE 7 - COMMITMENTS

In connection with the Company’s IPO, CS Capital USA, LLC, an affiliate of Chien Lee, who was then the Chairman of the Company, agreed to provide the Company with office space and certain office and secretarial services for a fee of $7,500 per month, should the Company choose to avail themselves of such space and services, which, as of December 31, 2009, the Company has not.

Pursuant to letter agreements dated as of August 11, 2008 with the Company and EBC, the Initial Shareholders have waived their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

The Initial Shareholders and the holders of the Insider Warrants (or underlying ordinary shares) are entitled to registration rights with respect to their founding shares and Insider Warrants (or underlying ordinary shares) pursuant to an agreement signed on August 11, 2008.  The holders of the majority of the founding shares are entitled to demand that the Company register these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination.  The holders of the Insider Warrants (and underlying ordinary shares) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination.  In addition, the Initial Shareholders and holders of the Insider Warrants (and underlying ordinary shares) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

NOTE 8 - PREFERRED STOCK

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred shares which participate in the proceeds of the Trust Account or which votes as a class with the ordinary shares on a Business Combination.

NOTE 9 – ORDINARY SHARES

At December 31, 2009, 16,088,000 ordinary shares have been reserved for issuance upon exercise of outstanding Warrants and underwriter unit purchase option.

NOTE 10 – SUBSEQUENT EVENTS

Stock Purchase Agreement – Business Combination

On October 6, 2009, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Asia Gaming & Resort Limited (“AGRL”) and Spring Fortune Investment Ltd (“Spring Fortune”) that provided for the purchase by the Company of all of the outstanding capital stock of AGRL from Spring Fortune.  The Purchase Agreement was subsequently amended on November 10, 2009, December 9, 2009 and January 11, 2010.

AGRL is an investment holding company incorporated in Hong Kong on May 2, 2007. The principal business activities of its wholly owned subsidiaries are to hold profit interest agreements with AGRL’s VIP gaming promoters and to receive 100% of the profit streams from AGRL’s VIP gaming promoters. AGRL’s VIP gaming promoters currently participate in the promotion of two major luxury VIP gaming facilities in Macau, China. In addition, AGRL’s VIP gaming promoters plan to promote the first luxury VIP room in Jeju Island in South Korea, which will offer Macau-style gaming, and have concluded a favorable trial operation there.

On February 2, 2010, the Company consummated its acquisition pursuant to the terms of the Purchase Agreement.

Upon the business combination with AGRL, the Company changed its name to Asia Entertainment & Resources Ltd.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

Combination Terms

Upon closing the Company acquired all the outstanding capital stock of AGRL from Spring Fortune for a total consideration of 10,350,000 ordinary shares of the Company ($60,030,000 at the closing bid price of $5.80 per share on February 1, 2010) that were issued  to Spring Fortune and its designees and an additional 4,210,000 ordinary shares ($24,418,000 at the closing bid price of $5.80 per share on February 1, 2010) that will be issued upon the filing of the Company’s annual report on Form 20-F for the 2010 fiscal year.  In addition, Spring Fortune shall be entitled to receive additional ordinary shares of the Company stock for each of the years 2010, 2011 and 2012 in which AGRL meets or exceeds net after tax income targets specified for such year in the Agreement (the “Incentive Target”). The total number of incentive shares that Spring Fortune may receive for achieving Incentive Targets is 17,196,000.    Also, for each of the years 2010, 2011 and 2012, the Company will issue an additional 530,000 ordinary shares if AGRL has adjusted net income equal to or greater than $60 million, $75 million, and $82.5 million, respectively, which would amount to an additional 1,590,000 ordinary shares if all of such targets are achieved. However, if for any fiscal year through the fiscal year ending December 31, 2012, (i) at the end of any fiscal quarter during such fiscal year, AGRL does not have at least $10,000,000 in cash and cash equivalents (including redeemable chips and receivables from casinos with respect to operations during such fiscal quarter that are received with five (5) days after the end of such fiscal quarter) and (ii) based on the audited financial statements for such fiscal year, positive cash flow from operations, as determined in accordance with U.S. GAAP, Spring Fortune shall not be entitled to receive one-half of the incentive shares it would otherwise be entitled to receive with respect to such fiscal year. The Incentive Targets for 2009 were not met and no additional shares will be issued with respect to that year.  However, because the amounts of shares set forth above for the years 2009 and 2010 are not cumulative and the maximum number of shares that Spring Fortune may receive for meeting the Incentive Targets for those years is 12,050,000, Spring Fortune may still receive up to 12,050,000 shares for those two years, all of which would be earned in 2010.  A target of $29 million for 2009 to receive 530,000 shares was also not achieved.

Subsequent to closing, Spring Fortune and its designees became the holders of approximately 82.5% of the outstanding ordinary shares of the Company, after giving effect to the redemption of 4,394,523 ordinary shares and the purchase by the Company from one Public Shareholder of an additional 620,753 ordinary shares.  Upon issuance of the additional 4,210,000 shares, Spring Fortune will be the holder of approximately 86.9% of the outstanding ordinary shares.  If all of the 18,786,000 additional incentive shares are issued, Spring Fortune will be the holder of approximately 93.8% of the outstanding ordinary shares (assuming no other ordinary shares are issued).

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

Escrow Agreement

At the Closing, an escrow agreement (the “Escrow Agreement”) was entered into covering certain indemnification obligations of Spring Fortune under the Purchase Agreement.  Pursuant to the Escrow Agreement, an aggregate of 6,648,969 shares of the initial shares issued were placed in escrow by Spring Fortune and its designees (the “Escrow Fund”).  The shares are being held in the Escrow Fund until thirty days after the Company has filed its Annual Report on Form 20-F for the 2010 fiscal year.  Notwithstanding the foregoing, one year after the closing date, all shares of Company stock shall be released from the Escrow Fund except 15% of the Company ordinary shares issued to Spring Fortune which will be held in the Pending Claims Reserve (as defined in the Escrow Agreement), and released only upon resolution of a Pending Claim (as defined in the Escrow Agreement).  The Purchase Agreement as originally executed provided that 90% of the shares issued to Spring Fortune and its designees at the closing of the acquisition were to be subject to the escrow and also that 90% of such shares would be subject to the sales restrictions set forth in the Purchase Agreement.  The Purchase Agreement, as amended, provided that no less than 53% of the shares to be issued at the closing would be subject to the sales restrictions but no provision was made to similarly amend the escrow provision.  At the closing, Spring Fortune requested that the number of shares to be placed in escrow be reduced to be the same number of shares as would be subject to sales restrictions under the Purchase Agreement as amended so that shares not subject to the sales restrictions would also not be subject to the escrow.  The Company recognized that such change was in the spirit of the change made regarding the sales restrictions, determined that such change would not materially affect its ability to effectuate its rights to indemnification and agreed to this request.

Employment Agreements

Effective at Closing, employment agreements were entered into with the Company’s four executive officers.  The employment agreements are for a period of three to five years effective from the closing.

Annual minimum compensation for the term of the employment agreements is as follows:

2010	$521,125
2011	568,500
2012	568,500
2013	223,375
2014	192,000
Thereafter	16,000
$2,089,500

Advisor Shares

In connection with the acquisition, certain of the Company’s advisors were issued 310,500 ordinary shares of the Company ($1,800,900 at the closing bid price of $5.80 per share on February 1, 2010) for consulting services in connection with the merger and they were accounted for as part of the acquisition costs.

Asia Entertainment & Resources Ltd.
(Formerly CS China Acquisition Corp.)
(a corporation in the development stage)

Notes to Financial Statements
For the transition period from August 1, 2009 to December 31, 2009 and for the period from September 24, 2007 (inception) to December 31, 2009

Change in Redemption Rights

At the meeting of shareholders’ held on February 2, 2010, the Company adopted an amendment to its charter allowing shareholders who vote “yes” for the business combination to elect redemption of their shares.

Notes Payable to Shareholders

Subsequent to December 31, 2009, the Company issued, in aggregate, $21,000 principal amount of additional unsecured promissory notes to certain officers and Initial Shareholders.  These notes are noninterest bearing and payable on the earlier of July 31, 2012 or the closing of a business combination.

The entire $162,000 in unsecured promissory notes issued to certain shareholders were repaid in full upon closing of the business combination.

Fiscal Year

Upon consummation of the acquisition on February 2, 2010, the Company adopted a December 31 year end.

NOTE 11 – QUARTERLY RESULTS - UNAUDITED

	2009
	March 31	June 30	September 30	December 31

Interest income	$52,489	$30,374	$14,778	$16,668

Expenses	54,437	77,883	158,609	192,987

Net loss	$(1,948)	$(47,509)	$(143,831)	$(176,318)

Weighted average shares outstanding	6,900,000	6,900,000	6,900,000	6,900,000

Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.03)

ITEM 19:  EXHIBITS

(a)	Exhibits:

31.1 – Section 302 Certification by Principal Executive Officer

31.2 – Section 906 Certification by Principal Financial and Accounting Officer

32.1 – Section 302 Certification by Principal Executive Officer

32.2 – Section 906 Certification by Principal Financial and Accounting Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ASIA ENTERTAINMENT & RESOURCES LTD.
(formerly CS CHINA ACQUISITION CORP.)

Dated: March 18, 2010
/s/ Leong Siak Hung
Leong Siak Hung
Chief Executive Officer
(Principal Executive Officer)

/s/ Li Chun Ming, Raymond
Li Chun Ming, Raymond
Chief Financial Officer
(Principal Financial and Accounting Officer)