Form 20-F
period 2010-12-31
Asia Entertainment & Resources Ltd.
filed 2011-05-06
CIK 1417754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark one)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________
Commission file number 001-34804

Asia Entertainment & Resources Ltd.
(Exact name of the Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong
Phone: 852-2110-9133
Facsimile: 852-2110-9420
(Address of principal executive offices)

Leong Siak Hung, Chief Executive Officer
Asia Entertainment & Resources Ltd.
Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong
Phone: 852-2110-9133
Facsimile: 852-2110-9420
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

with a copy to:
Mitchell S. Nussbaum
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000
Fax: (212) 407-4990

Securities registered or to be registered pursuant to Section 12(b) of the Act:

ORDINARY SHARES, PAR VALUE $0.0001

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On December 31, 2010, the issuer had 22,544,064 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

ii

CERTAIN INFORMATION

In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” the “Company,” and “Asia Entertainment” refers to Asia Entertainment & Resources Ltd., a Cayman Islands company, its subsidiaries and the Promoter Companies (as defined below).

On February 2, 2010, CS China Acquisition Corp., our predecessor,  consummated a business combination pursuant to which it acquired all of the outstanding capital stock of Asia Gaming & Resort Limited (“AGRL”), a Hong Kong corporation, and changed its name to “Asia Entertainment and Resources Ltd.” Unless the context indicates otherwise, the “Company” refers to CS China Acquisition Corp. prior to the business combination and Asia Entertainment & Resources Ltd. following the business combination.

References to “Promoter Companies” or to “AGRL’s VIP gaming promoters” refer to those VIP gaming promoters and predecessors that are affiliated with AGRL and its subsidiaries and whose operations are included in the financial statements included in this Annual Report.

On November 10, 2010, we acquired 100% of the profit interest in King’s Gaming Promotion Limited (“King’s Gaming”).

Unless otherwise indicated or the context indicates otherwise, all references to “Macau” or “MSAR” refer to the Special Administrative Region of Macau, and all references to “China” or “PRC” refer to the People’s Republic of China.

All references to Hong Kong Dollar (“HKD$”) are to the legal currency of Hong Kong and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of HKD$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the HKD$ or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or HKD$, as the case may be, at any particular rate or at all. On April 29, 2011, the buying rate announced by the Federal Reserve Statistical Release was HKD$7.7673 to $1.00.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

We are providing the following selected historical financial information to assist you in your analysis of the financial aspects of the acquisition of AGRL.

The combined balance sheet data of AGRL, Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Iao Pou Gaming Promotion Limited (beginning in June 2009) and Doowell Limited and their predecessors (collectively, “AERL”) as of December 31, 2009, December 31, 2008 December 31, 2007, and December 31, 2006 and combined statements of operations data and cash flow data of AERL for the years ended December 31, 2009, December 31, 2008, December 31, 2007 and December 31, 2006 are derived from the audited combined financial statements of AERL. The consolidated balance sheet data of AERL as of December 31, 2010 and the consolidated statement of operations data and cash flow data for the year ended December 31, 2010 are derived from the audited consolidated financial statements of AERL. The audited consolidated and combined financial statements of AERL as of December 31, 2010 and 2009 and for the years ended December 31, 2010, December 31, 2009 and December 31, 2008 are included elsewhere in this Annual Report.

The information is only a summary and should be read in conjunction with each of our historical financial statements and related notes and “Operating and Financial Review and Prospects” contained elsewhere herein. The historical results included below and elsewhere in this Annual Report are not indicative of our future performance.

ASIA ENTERTAINMENT & RESOURCES LTD.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

Statement of Operations Data

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
		(A)	(A)	(A)	(B)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from VIP gaming operations	$127,036,361	$60,479,937	$51,021,223	$36,247,972	$22,936,014
Total expenses	89,740,111	44,934,474	30,826,123	22,999,398	13,397,559
Operating income including pre-acquisition profit	37,296,250	15,545,463	20,195,100	13,248,574	9,538,455
Prior owners’ interest in pre-acquisition profit	(4,329,385)	(15,563,968)	(20,195,100)	(13,260,115)	(9,538,455)
Net Income (Loss) Attributable to Ordinary Shareholders	$32,966,865	$(18,505)	$—	$(11,541)	$—
Other Comprehensive (Loss) Income	(41,534)	—	—	—	—
Total Comprehensive Income	$32,925,331	$(18,505)	$—	$(11,541)	$—

(A)	Represents the combined statements of operations data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer

(B)	Represents the combined statement of operations data of the Promoter Companies, the predecessor to the accounting acquirer

Balance Sheet Data

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
		(A)	(A)	(A)	(B)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current Assets	$144,939,466	$6,250,170	$11,348,608	$4,873,140	$2,849,808
Total Assets	$220,058,197	$6,250,170	$11,348,608	$4,873,140	$2,849,808
Current Liabilities	$96,557,390	$7,775,322	$8,546,361	$1,858,507	$1,323,118
Total Liabilities	$134,579,559	$7,775,322	$8,546,361	$1,858,507	$1,526,690
Total Equity (Deficit)	$85,478,638	$(1,525,152)	$2,802,247	$3,014,633	$1,526,690

(A)	Represents the combined balance sheets data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer

(B)	Represents the combined balance sheet data of the Promoter Companies, the predecessor to the accounting acquirer

Cash Flow Data

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
		(A)	(A)	(A)	(B)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows (used in) provided by operating activities	$(76,451,485)	$3,869,081	$550,344	$1,899,455	$1,535,418
Cash flows (used in) provided by investing activities	(9,028,590)	—	—	—	—
Cash flows provided by (used in) financing activities	99,009,722	(4,303,213)	(308,055)	(1,482,390)	(1,530,862)
Net increase (decrease) in cash	$13,529,647	$(434,132)	$242,289	$417,065	$4,556

(A)	Represents the combined cash flow data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer

(B)	Represents the combined cash flow data of the Promoter Companies, the predecessor to the accounting acquirer

Recent Developments

On April 7, 2011, our board of directors approved the following:

•
The conversion of a $60 million loan from two members of our management, Mr. Lam Man Pou and Mr. Vong Hon Kun, into two interest-free notes expiring in three years, which are convertible into our ordinary shares at a price of $20 per share at the option of the holder and callable at our option at $20 per share if the closing price of our ordinary shares for any ten consecutive trading days exceeds $25. Each of the notes was executed on April 18, 2011.

•
Lock-up agreements between us and certain members of our management who are also designees of Spring Fortune with respect to ordinary shares issued in connection with our acquisition of AGRL, and are anticipated to be designees of the ordinary shares issuable to Spring Fortune upon the filing of this Annual Report on Form 20-F for 2010, pursuant to which such members of management would be restricted from transferring our ordinary shares. 20% of such shares would be released from lock-up each year beginning one year after the execution of the agreement. As of April 18, 2011, the following persons and entities had entered into lock-up agreements: Lam Man Pou, our chairman, our chief marketing officer and director, with respect to 2,940,000 ordinary shares, Vong Hon Kun, our chief operating officer and director, with respect to 3,940,000 ordinary shares; Legend Global International Limited (whose ordinary shares are deemed to be beneficially owned by Leong Siak Hung, our chief executive officer and director) with respect to 16,000 ordinary shares; and Lam Chou In with respect to 2,860,000 ordinary shares. This is an aggregate of 9,756,000 ordinary shares, or 60% of the 16,260,000 ordinary shares issuable upon the filing of our Annual Report on Form 20-F for 2010.

•
An amendment to the stock purchase agreement entered into in connection with our acquisition of AGRL, discussed in further detail under “Item 4. Information on the Company—History and Development of the Company—The Acquisition,” to (i) increase the 2011 incentive share target from net income of $49.5 million to net income of $65 million, (ii) increase the bonus share awards net income target for 2011 to $78 million from $75 million, (iii) increase the 2012 incentive share target from net income of $58 million to $78 million, and (iv) increase the bonus share awards net income target for 2012 to $94 million from $82.5 million. The amendment was executed on April 18, 2011.

In addition, on April 18, 2011, our board of directors approved the opening of a new VIP gaming room at the Galaxy Casino, S.A. on the Cotai Strip, through Sang Heng Gaming Promotion Company Limited. It is currently anticipated that the VIP gaming room would have up to 12 tables and open in May 2011, subject to government approval.

The following table sets forth information concerning exchange rates between the HKD$ and the U.S. dollar for the periods indicated. On April 29, 2011, the buying rate announced by Federal Reserve Statistical Release was HKD$7.7673 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(HKD$ per US$1.00)
2006	7.7771	7.7685	7.7529	7.7913
2007	7.7984	7.8008	7.7502	7.8264
2008	7.7499	7.7814	7.7499	7.8041
2009	7.7536	7.7513	7.7497	7.7551
2010	7.7810	7.7665	7.7515	7.7865
October	7.7515	7.7580	7.7515	7.7648
November	7.7649	7.7546	7.7501	7.7656
December	7.7810	7.7736	7.7612	7.7833
2011*	7.7673	7.7808	7.7673	7.7926
January	7.7926	7.7803	7.7683	7.7978
February	7.7883	7.7895	7.7823	7.7957
March	7.7750	7.7923	7.7858	7.8012
April*	7.7673	7.7716	7.7669	7.7784

* Through April 29, 2011

Source:	Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

An investment in our securities involves a high degree of risk. You should consider carefully the material risks described below, which we believe represent all the material risks related to an investment in our securities, together with the other information contained in this Annual Report, before making a decision to invest in our securities. This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below.

Risk Factors Relating to Our Business

AGRL’s business, and hence our business, is entirely dependent upon the operations of AGRL’s VIP gaming promoters, which have limited operating histories and are subject to many uncertainties and contingencies.

AGRL’s sole source of revenue is the funds it receives from the profit interest agreements between its subsidiaries and AGRL’s VIP gaming promoters. The VIP gaming promoters receive their revenues from their promotion of VIP gaming rooms in casinos pursuant to gaming promoter agreements with the concessionaires and sub-concessionaires that operate the casinos. The terms of the gaming promoter agreements between AGRL’s VIP gaming promoters and the concessionaires or sub-concessionaires are usually short term and are tied to the term of the licenses of AGRL’s VIP gaming promoters, which are subject to annual renewal. The renewal application consists of a good character certificate certifying as to the absense of criminal activity and a copy of the renewed contract with the concessionaires. Although we believe that renewal is likely, it cannot be assured. If a VIP gaming promoter’s license is not renewed, AGRL will lose the source of a significant part of its revenues.

The operations of AGRL’s VIP gaming promoters are also subject to the significant business, economic, regulatory and competitive uncertainties and contingencies frequently encountered by businesses in competitive environments, many of which are beyond their control. Although AGRL’s VIP gaming promoters commenced operation in May 2006, there are presently only three operating VIP gaming rooms, which have limited operating histories. If AGRL’s VIP gaming promoters are not able to manage these risks successfully, our business will be materially impacted.

AGRL’s VIP gaming promoters are entirely dependent on their relatively limited number of VIP gaming rooms for all of their cash flow, which subjects AGRL’s VIP gaming promoters to greater risks than a gaming promoter with more VIP gaming rooms. Also, their revenues are subject to significant volatility.

Because AGRL’s VIP gaming promoters’ operations are presently conducted only at three VIP gaming rooms in Macau, they are subject to greater risks than a gaming promoter with more VIP gaming rooms at many different geographic locations due to the limited diversification of their business and sources of revenues. Specifically, they are more exposed to local economic and competitive conditions, changes in law, natural disasters, infectious disease outbreaks, and declines in the number of visitors to Macau. Any of these factors could adversely affect AGRL business, financial condition and results of operations.

High-end gaming at VIP gaming rooms is more volatile than other forms of gaming. Also, large wins by one or more gaming patrons could also materially affect results in a given period. As a consequence, VIP room revenues during any specific period may not be indicative of revenues for a full year.

The profitability of AGRL’s VIP gaming promoters’ VIP gaming room operations depends on a variety of factors, some beyond their control.

The gaming industry is characterized by an element of chance. In addition to the element of chance, theoretical win rates and, thus, the profitability of AGRL’s VIP gaming promoters, are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AGRL’s VIP gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling. As a result, VIP gaming rooms’ actual win rates (upon which commissions payable to one of AGRL’s VIP gaming promoters are presently based) and rolling chip turnover (upon which commissions payable to the other of AGRL’s VIP gaming promoters are based) may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming promoters’ win rates and profitability.

AGRL’s VIP gaming promoters face intense competition in Macau and elsewhere in Asia.

The VIP gaming room business in Macau is highly competitive and AGRL’s VIP gaming promoters expect to encounter increasing competition as casino operators complete and open new projects in the coming years. Currently, AGRL’s VIP gaming promoters’ VIP gaming rooms are located at three of approximately thirty-three casinos of varying sizes in Macau. AGRL’s VIP gaming promoters currently compete with approximately 170 gaming promoters in Macau.

AGRL’s VIP gaming promoters expect competition in Macau to increase in the near future as multiple additional hotel, casino and entertainment complex projects, which are currently under construction or development, open in 2011. These projects are expected to include internationally recognized hotels and significant additional gaming space. Any opening of additional casinos and hotels is likely to result in a significant increase in the number of VIP gaming rooms, intensifying competition in Macau’s VIP gaming room gaming business and among VIP gaming promoters.

AGRL’s VIP gaming promoters’ VIP gaming rooms also face current or prospective competition from casinos located elsewhere in Asia, such as Genting Highlands, a major gaming and resort destination located outside of Kuala Lampur, Malaysia, and casinos in the Philippines. Certain countries, including the Republic of Korea, Singapore, Malaysia, Vietnam and Cambodia, have already legalized casino gaming while others, such as Japan, Taiwan and Thailand, may legalize gaming in the future, which could further increase regional competition. Two recently-opened large-scale casinos in Singapore will add further competition in the region. Additional competition is provided from other major gaming centers located around the world, including Australia and Las Vegas, as well as from cruise ships in Asia (many based in Hong Kong) that offer gaming.

The profits assigned to the subsidiaries under the profit interest agreements depend on AGRL’s VIP gaming promoters’ gaming volumes and revenues.

The profits to be assigned under the profit interest agreements depend on AGRL’s VIP gaming promoters’ gaming volumes and revenues. If AGRL’s VIP gaming promoters cease to be committed to the gaming promotion business or cease to be appointed as VIP gaming promoters by the concessionaires or sub-concessionaires, their gaming volumes and revenues would be affected. AGRL’s VIP gaming promoters’ business, financial condition and results of operations, and thereby the profit to be assigned to the AGRL subsidiaries, may be materially reduced.

AGRL’s VIP gaming promoters’ business is dependent upon relationships with third parties. It must maintain satisfactory relationships with those parties and the third parties, in turn, must maintain the relationships that are required for their businesses. These third parties include:

Casino Operators.  AGRL’s VIP gaming promoters are dependent upon the casinos where they have operations. The concessionaires and sub-concessionaires that operate casinos are licensed by the government agencies having jurisdiction in the areas where they are located. The failure of a casino in which a VIP gaming promoter has operations, because of the failure of the casino operator to maintain its license or to continue in business due to financial failure or otherwise, would curtail or close the operation of the VIP gaming promoter in that casino, which could have a material adverse effect upon our business.

Junket Agents and Collaborators.  Virtually all of AGRL’s VIP gaming promoters’ revenues are generated by gaming patrons introduced to them by junket agents and collaborators. With the rise in gaming in Macau, the competition for services provided by junket agents and collaborators has increased. AGRL’s VIP gaming promoters anticipate that this competition will further intensify as additional casinos are developed and open in Macau in the near future. While they believe that they currently maintain good relationships with their existing junket agents and collaborators, there can be no assurance that these good relationships will continue in the future. If they are unable to maintain, or develop additional, successful relationships with reputable junket agents and collaborators or lose a significant number of their junket agents and collaborators to competitors, their ability to maintain or grow their revenues will be hampered and they will have to seek alternative ways of developing relationships with VIP gaming patrons.

Junket agents and collaborators often provide credit for gaming patrons and the global financial crisis may have limited their financial resources. Therefore, their ability to offer credit to patrons may be affected, resulting in decreased gaming volume at their VIP gaming rooms. Further, credit already extended by the junket agents and collaborators to their gaming patrons may become increasingly difficult for them to collect. This inability to grant credit and collect amounts due can negatively affect the operations of the junket agents and collaborators at the VIP gaming rooms and, as a result, their operations of the VIP gaming promoters could also be adversely impacted.

Gaming Patrons.  If the junket agents and collaborators with whom AGRL’s VIP gaming promoters have relationships are unable to develop or maintain relationships with a sufficient number of VIP gaming patrons, the ability of the VIP gaming promoters to maintain or increase their revenues will be hampered.

Management and Service Providers.  AGRL’s VIP gaming promoters currently obtain certain services from outsiders, including corporate support services, marketing services and personnel supply services. A termination of these services could cause disruption of their business and could increase future costs for such services. If, in the future, the service providers choose not to provide such services on terms acceptable to the VIP gaming promoters, the VIP gaming promoters will have to seek alternative means of securing comparable services, which may be on terms that are not as favorable as the current terms.

Key Personnel.  AGRL’s VIP gaming promoters’ ability to maintain their competitive position is dependent to a large degree on the efforts, skills and continued service of Mr. Lam Man Pou and other key management and operating personnel such as Mr. Vong Hon Kun. The loss of key management and operating personnel would likely have a material adverse effect on AGRL’s VIP gaming promoters’ business since it is the individuals who market the VIP gaming rooms that they promote to patrons. Therefore, if such persons, who are under no direct contractual obligation to continue performing such services for the VIP gaming promoters, were to no longer perform such services for any reason, the VIP gaming promoters would generate significantly less revenue than they currently generate. AGRL’s success also depends upon its ability to attract, hire and retain qualified operating, marketing, financial and technical personnel in the future. Given the intense competition for qualified management personnel in the industry, there can be no assurance that AGRL’s VIP gaming promoters will be able to continue to hire or retain the required personnel.

If AGRL’s VIP gaming promoters lose the services of Mr. Lam, Mr. Vong or other key personnel, or if such persons do not devote sufficient attention to their operations for any other reason, the business of AGRL’s VIP gaming promoters may be significantly impaired.

Employees.  AGRL’s VIP gaming promoters’ business success depends in large part on their ability, and the ability of their service providers, to attract, train, motivate and retain a sufficient number of qualified and skilled employees to run their operations. Macau has a relatively limited labor pool for existing gaming operations at AGRL’s VIP gaming promoters’ VIP gaming rooms as well as for the operation of future projects and the ability of AGRL’s VIP gaming promoters and their service providers to seek employees from other countries to staff operations is restricted by labor quota restrictions imposed by the Macau government. In addition, many employees at the VIP gaming rooms are required to possess certain gaming-related skills for which substantial training and experience are needed.

Given the limited pool of experienced gaming and other personnel currently available in Macau as well as the large number of new casino resort developments and non-casino businesses currently underway in Macau, AGRL’s VIP gaming promoters and their service providers will face significant competition in the recruitment of the best qualified employees and cannot assure you that they will be able to successfully compete for the limited supply of qualified gaming and other personnel and to recruit and retain a sufficient number of qualified employees for their Macau operations.

Increasing competition for a limited number of qualified employees could require AGRL and its service providers to raise the salaries of current employees or to pay higher wages to attract new employees, which could cause labor costs to increase. If the VIP gaming promoters and their service providers are unable to attract and retain a sufficient number of qualified employees, or if they encounter a significant increase in labor costs due to salary increases, the ability of AGRL’s VIP gaming promoters to compete effectively with the other gaming promoters, concessionaires or sub-concessionaires would be hampered.

We have a material weakness in our internal control over financial reporting, and if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely affected.

We and our independent registered public accounting firm, in connection with the audit of the consolidated financial statements for the fiscal year ended December 31, 2010, have identified the following material weaknesses in our internal control over financial reporting: the ability of the Company to record transactions and provide disclosures in accordance with U.S. GAAP.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We have taken measures and plan to continue to take measures to remediate these deficiencies, such as hiring a consulting firm to assist us with U.S. GAAP compliance. However, the implementation of these measures may not fully address the control deficiencies in our internal control over financial reporting. Our failure to address any control deficiency could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares, may be negatively impacted by a failure to accurately report financial results.

Prior to the acquisition, we had no business operations and AGRL had not operated as a public company. Fulfilling our obligations incident to continuing to be a public company will be expensive and time consuming and we may not have adequate staff to do so, which has resulted in a material weakness in our internal control over financial reporting in accordance with U.S. GAAP.

Prior to the acquisition, each of AGRL, as a private company, and ourselves, as a company without business operations, had maintained relatively small finance and accounting staffs. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we are required to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations have required and will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and have increased our insurance, legal and financial compliance costs. We will also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. This has led to our having a material weakness in our internal control over financial reporting in accordance with U.S. GAAP for the year ended December 31, 2010.

AGRL’s VIP gaming promoters failed to maintain effective policies and systems of internal controls, which is a material weakness in our internal control in financial reporting in accordance with U.S. GAAP which could result in their being unable to accurately report their financial results or detect and prevent fraud and criminality.

AGRL’s VIP gaming promoters expect that they will have to dedicate a significant amount of management, operational and financial resources to enhance and maintain their internal controls in the future. This will increase their administrative and other operating expenses. Although they review their internal control policies and procedures on an ongoing or material weakness basis, we cannot assure you that they will be able to successfully enhance and maintain their internal controls, which may result in our having a material weakness in our internal controls over financial reporting. Any deficiency in internal controls could adversely affect management’s ability to monitor, evaluate and manage their business and operations, or lead to substantial business or operational risk or inaccurate financial reporting. AGRL’s VIP gaming promoters are also subject to the risk that they may have a material weakness regarding their ability to prepare financial statements in accordance with U.S. GAAP.

Money Laundering and Corruption.   AGRL’s VIP gaming promoters and their casino operators have implemented anti-money laundering policies in compliance with all applicable laws and regulations in Macau. However, we cannot assure you that such policies will be effective to prevent their VIP gaming room operations from being exploited for money laundering purposes. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving them, the casino operators, the casino operators’ employees, AGRL’s VIP gaming promoters’ employees, their services providers, their junket agents and collaborators or their gaming patrons could harm their reputation, relationship with their casino operators and the gaming regulators, business, cash flows, financial condition, prospects and results of operations. Any serious incident of money laundering or regulatory investigation into money laundering activities could also cause a revocation or suspension of AGRL’s VIP gaming promoters’ licenses and termination of agreements with their casino operators. We are not aware of any cases of corruption occurring in Macau gaming rooms in recent years.

Counterfeiting and Cheating.   All gaming activities at the VIP gaming room table games are conducted exclusively with gaming chips which, like real currency, are subject to the risk of alteration and counterfeiting. Although the casino operators incorporate a variety of security and anti-counterfeit features to detect altered or counterfeit gaming chips, unauthorized parties may try to copy the gaming chips and introduce, use and cash in altered or counterfeit gaming chips in the gaming areas. Any negative publicity arising from such incidents could also tarnish AGRL’s VIP gaming promoters’ reputation and may result in a decline in their business, financial condition and results of operation. Thus far, no counterfeit or altered chips have been detected in AGRL’s VIP gaming promoters’ VIP gaming rooms and we are not aware of counterfeiting occurring in any Macau VIP gaming room.

Although the casino operators have in place surveillance and security systems designed to detect cheating at the casinos, those systems may not be able to detect all such cheating in time or at all. There is also a possibility that gaming patrons may seek to cheat at their VIP gaming room casino games, particularly if gaming patrons collude with the casino operators’ employees. In addition, their junket agents or other persons could, without their knowledge, enter into betting arrangements with their gaming patrons on the outcomes of their VIP gaming room games of chance, thus depriving them of revenues. Failure to discover such schemes in a timely manner could result in losses in VIP room gaming operations where the VIP gaming promoter shares in losses with the concessionaire or sub-concessionaire. In addition, negative publicity related to such schemes could harm AGRL’s VIP gaming promoters’ reputation, thereby adversely affecting their business, cash flow, financial condition, results of operations and prospects.

Integrity.   The reputation and integrity of the parties with whom AGRL’s VIP gaming promoters engage in business activities, in particular the junket agents and collaborators with whom they deal, are important to AGRL’s VIP gaming promoters’ own reputation and ability to continue to operate in compliance with their licenses, Macau gaming laws and the Republic of Korea laws. While they endeavor, through contractual protections and otherwise, to ensure that their junket agents and collaborators comply with the high standards of probity and integrity required by Macau gaming laws and the Republic of Korea laws, AGRL’s VIP gaming promoters cannot assure you that the junket agents and collaborators will always maintain these high standards. In addition, if AGRL’s VIP gaming promoters enter into a business relationship with a junket agent or collaborator whose probity was in doubt, this may be considered by regulators or investors to reflect negatively on AGRL’s VIP gaming promoters’ own probity. If any of their junket agents or collaborators violates the Macau gaming laws or the Republic of Korea laws, the Macau government or the Republic of Korea government may, in its discretion, take enforcement action against AGRL’s VIP gaming promoter, the junket agent, the collaborator or each concurrently and they may be sanctioned and their reputation harmed. We are not aware of the government taking action against VIP gaming room promoters relating to the activities of agents or collaborators in recent years.

If our goodwill or other intangible assets become impaired, then our profits and shareholder equity may be significantly reduced.

Because we have acquired a significant number of companies, goodwill and other intangible assets represent a substantial portion of our assets. As of December 31, 2010, our goodwill was $15,008,424 and other intangible assets were $60,110,307, together comprising approximately 88% of our shareholders’ equity balance. We will perform a goodwill and intangible asset impairment test for potential impairment at least on an annual basis. This process requires us to make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations, as well as the interpretation of current economic indicators and market valuations. To the extent economic conditions that would affect the future operations of our reporting units change, our goodwill and other intangible assets may be deemed to be impaired and an impairment charge could result in a significant reduction in our shareholders’ equity.

AGRL’s VIP gaming promoters may require new or additional debt or equity financing to expand their business and fund future projects but may not be able to obtain such financing on satisfactory terms or at all.

Apart from equity financing, AGRL’s VIP gaming promoters have financed their operations primarily through borrowings from their shareholders as well as cash generated from their operations. They may require new or additional debt or equity financing in the future to expand their business and fund future projects. Their ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond their control, including their financial performance, conditions of the U.S., Hong Kong, Macau and other capital markets in which they may seek to raise funds, credit availability, interest rates, the conditions of the economy in general, other gaming companies that may also seek funding, and investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies. As a result, AGRL’s VIP gaming promoters cannot assure you that they will be able to access capital from external sources on satisfactory terms and conditions, or at all. If they are unable to obtain new or additional financing, they may not be able to expand their business as anticipated or to fund future projects, and their business, financial condition and results of operations could be materially and adversely affected.

Compliance with the Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States public companies from engaging in bribery of or other prohibited payments to foreign officials to obtain or retain business. We have adopted a Code of Ethics which applies to our directors, officers and employees. While we take precautions to educate our directors, officers and employees about the Foreign Corrupt Practices Act, our directors, officers and employees may engage in such conduct without our knowledge, for which we might be held responsible. If that were to occur, we could suffer penalties that may have a material adverse effect on our business, financial condition and results of operations.

AGRL is subject to junket agent and collaborator credit risk.

Prior to the acquisition of AGRL by AERL, AGRL’s VIP gaming promoters did not extend credit to junket agents and collaborators although such credit was extended personally by certain present members of our management team. However, in order to attract the most desirable gaming patrons and retain the services of key junket agents and collaborators, the VIP gaming promoters are currently extending credit to junket agents and collaborators, potentially exposing themselves and, hence, AGRL to substantial collaborator and junket agent credit risk. The average loan amount is $300,000, with a typical duration of 15 – 30 days. Historically, there have been no defaults. Credit extended through junket agents and collaborators in Macau is typically unsecured and the collectibility of receivables from junket agents and collaborators could be negatively affected by economic trends or conditions in the countries where they reside. Additionally, we may not have access to a forum in which we will be able to collect receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and we may encounter forums that will refuse to enforce such debts. Our inability to collect gaming debts could have a significant negative impact on our operating results. Although certain members of our management team guarantee these extensions of credit, it is also possible that such persons would be unable to honor their guarantees in a timely fashion or at all. The members of our management team do not currently make personal loans to or through junket agents and collaborators. In addition, while regulated gaming debts are generally enforceable in Macau, other jurisdictions may determine that direct or indirect enforcement of gaming debts is against public policy.

Extensions of credit to junket agents and collaborators may be made with limited information or credit analysis and are often based primarily on historical gaming chip purchases. The VIP gaming promoters’ limited operating history may put them at a disadvantage compared to its competitors when evaluating credit risk. Any inability to collect receivables from junket agents and collaborators could have a material adverse impact on AGRL’s business, cash flows, financial condition, results of operations and prospects.

Local taxation may increase and current tax exemptions may not be extended.

AGRL benefits from the following:

•
AGRL is not subject to Hong Kong profits tax because all operations are performed outside Hong Kong and it is an investment holding company. All subsidiaries of AGRL are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and exempted from payment of BVI taxes.

•
AGRL’s VIP gaming promoters in Macau are not subject to Macau Complimentary Tax, because pursuant to the VIP room gaming promoter agreements with the casino operators, the gaming revenue is received net of taxes collected by the Macau government paid directly by the casino operator on a monthly basis. No provision for Macau Complimentary Tax has been made. As a VIP room gaming promoter, AGRL’s VIP gaming promoters are subject to a tax on the amount of non-negotiable chips played by their gaming patrons in the VIP gaming rooms (“rolling chip turnover”), which is referred to as a “rolling tax”. The rolling tax is deducted and paid by the casino operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room and the rolling tax is deducted as a cost of revenues.

•
AGRL’s VIP gaming promoters in Jeju are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and exempted from payment of BVI taxes. They are not subject to the Republic of Korea income tax because all promotion services are performed outside the Republic of Korea. The Republic of Korea Government levies a tax for contributions to the government’s “Tourism Promotion and Development Fund”/betting duty and/or tax on the gross win of the VIP gaming room (“Gaming Tax”), and the casino operator represents that the Gaming Tax rate currently does not exceed 10% per annum. Pursuant to the gaming promoter agreement with the casino operator, the gaming revenue is received net of taxes collected by the Republic of Korea government paid directly by the casino operator on a monthly basis.

A loss of any of these exemptions or increases in tax rates or imposition of additional taxes will likely have a material adverse effect on AGRL’s earnings.

Gaming promoters are jointly liable for the activities of their employees and collaborators within the casino premises of concessionaires and sub-concessionaires and could be held responsible if such persons violated the law.

Gaming promoters are jointly liable for the activities of their employees and collaborators within the casino premises of concessionaires and sub-concessionaires and for their compliance with applicable laws and regulations. Failure by the gaming promoters to fulfill their major obligations under the Gaming Promoters Regulation may result in the following consequences:

•	the issue of a non-suitability report;

•	refusal to grant a new gaming promotion license or to renew an existing license;

•	upon notice by the concessionaire or sub-concessionaire to the DICJ, suspension of the gaming promotion activities of gaming promoters; and

•	administrative liability arising out of violation of the Gaming Promoters Regulation without prejudice of contractual liability of the gaming promoter towards the concessionaire.

Probable weakening in economic and credit market conditions may adversely affect tourism and the profitability of AGRL’s VIP gaming promoters’ business.

There can be no assurance that the recent difficult financial conditions will improve or that government responses to these conditions will successfully address fundamental weakness in the markets, restore consumer confidence or increase market liquidity. Weakness in the global economy or in the economy of China, where a significant number of the gaming patrons reside and/or generate their income, may result in a reduction of the number of gaming patrons, including VIP gaming patrons, visiting the VIP gaming rooms or a reduction in the frequency of visits by these gaming patrons. In particular, the economies in China’s Guangdong province, where most visitors to Macau come from, are either export-driven or remain weak. Any reduction in demand for the gaming activities that AGRL’s VIP gaming promoters promote would reduce gaming revenues.

The level of visitor arrivals to Macau from China and elsewhere may decline or travel to Macau may be disrupted by natural disasters, outbreaks of disease, terrorist attacks, security alerts, military conflicts or other factors.

Macau’s subtropical climate and location on the South China Sea subject it to extreme weather conditions, including typhoons and heavy rainstorms. In 2010, there were 5 typhoons. Unfavorable weather conditions or other natural disasters such as earthquakes, tsunamis or major typhoons could severely disrupt transportation to Macau and prevent gaming patrons from traveling to Macau. Similarly, outbreaks of infectious diseases, such as the H1N1, terrorist attacks, security alerts or military conflicts could have a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. Any of these, or other factors such as riots or demonstrations, could have a negative impact on visitor arrivals to Macau from China and elsewhere.

Consolidation of junket agents in recent years has led to increased bargaining power of junket agents, which could reduce profits for VIP gaming promoters.

Over the past several years Macau has experienced a consolidation of junket agents. As a consequence, certain junket agents are recognizing enhanced leverage and bargaining power when negotiating terms with gaming promoters. Although there is some uncertainty as to whether such consolidation will become a trend in Macau, any consolidation in the market may provide junket agents with significant negotiating leverage, which could result in negative changes in their terms with the junket agents, including higher commissions, the loss of business to a competitor or the loss of AGRL’s VIP gaming promoters’ exclusive relationships with their junket agents. While AGRL’s VIP gaming promoters have not had to adjust their compensation arrangements with junket agents thus far, AGRL’s VIP gaming promoters understand that there have been recent instances of increased commission rates paid by other gaming promoters to junket agents in the Macau market. If AGRL’s VIP gaming promoters need to increase junket agent commission rates, their profits would be reduced.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan. If such allegations were proven to be true, our company and business operations would be severely damaged and your investment in our shares could become worthless.

Risks Relating to the Gaming Industry in Macau

Gaming is a highly regulated industry in Macau and the gaming and licensing authorities may exercise significant control over AGRL’s VIP gaming promoters’ operations.

Gaming is a highly regulated industry in Macau. AGRL’s VIP gaming promoters’ operations are contingent upon their maintaining all regulatory licenses, permits, approvals, registrations, findings of suitability, orders and authorizations pursuant to Macau law.

In addition, the casinos’ activities in Macau are subject to administrative review and approval by various agencies of the Macau government, including the Gaming Inspection and Coordination Bureau (“DICJ”), Health Department, Labor Bureau, Public Works Bureau, Fire Department, Financial Services Bureau (including the Tax Department), Macau Monetary Authority, Financial Intelligence Bureau and Macau Government Tourism Office. AGRL’s VIP gaming promoters cannot assure you that the casino operators and they will be able to obtain all necessary approvals and licenses, and the their failure to do so may materially affect their business and operations. Macau law permits redress to the courts with respect to administrative actions; such redress is, however, largely untested in relation to gaming regulatory issues.

Current laws, such as licensing requirements, tax rates and other regulatory obligations, could change or become more stringent, resulting in additional regulations being imposed upon the gaming operations or an increase in competition in the gaming industry. For example, in September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of net rolling chips. This policy, which is being enforced as of December 2009, may limit our ability to develop successful relationships with gaming agents and collaborators and attract rolling chip patrons. Any failure to comply with these regulations may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our gaming promotion license.

The Macau government recently announced its intention to raise the minimum age required for the entrance in casinos in Macau from 18 to 21. It was further announced that this measure, when adopted, would allow casino employees to maintain their positions while in the process of reaching the minimum required age. Nevertheless, if implemented, this could adversely affect our ability and the ability of our consultants to engage sufficient staff for the operation of our projects. The Macau government also announced that the number of gaming tables operating in Macau should not exceed 5,500 by the end of 2012, which may adversely affect the future expansion of our business.

There is limited precedent interpreting and applying the laws of Macau and regulations concerning gaming. These laws and regulations are complex and a court or administrative or regulatory body may in the future render an interpretation of these laws and regulations or issue new or modified regulations that differ from AGRL’s VIP gaming promoters’ interpretation, which could have a material adverse effect on their business, financial condition and results of operations.

Conducting business in Macau involves certain economic and political risks.

Conducting business in Macau involves certain risks such as risks relating to changes in Macau’s and China’s political, economic and social conditions, changes in Macau governmental policies, changes in Macau laws or regulations or their interpretation, changes in exchange control regulations, potential restrictions on foreign investment and repatriation of capital, measures that may be introduced to control inflation, such as interest rate increases, and changes in the rates or method of taxation. In addition, AGRL’s VIP gaming promoters’ operations in Macau are exposed to the risk of changes in laws and policies that govern operations of Macau-based companies.

Agreements for concessions and sub-concessions to operate casinos in Macau are for specific periods of time and might not be renewed upon their expiration. Also, the Macau government has the right to unilaterally terminate the concession or sub-concessions in certain circumstances. Because the VIP gaming promoters derive their rights from agreements with the concessionaires and sub-concessionaires, a termination of a license of a concessionaire or sub-concessionaire to operate a casino will cause a termination of the VIP gaming promoter’s business at that casino.

The concession of Galaxy Casino, S.A. and sub-concession of Venetian Macau, S.A. expire on June 26, 2022 and the sub-concession of MGM Grand Paradise Limited expires on March 31, 2020, unless extended pursuant to certain provisions of Macau law. Upon expiration of these agreements, all casinos, gaming assets and equipment and ownership rights to the casino properties in Macau will revert to the Macau government without compensation to the casinos. Moreover, beginning on December 26, 2017, the fifteenth year of the concession of Galaxy Casino, S.A. and sub-concession of Venetian Macau, S.A., the Macau government may exercise its right to redeem the concession or sub-concession agreements by providing the concessionaires or sub-concessionaires with at least one-year prior written notice. Similarly, beginning in April 2009, the Macau government may exercise its right to redeem the sub-concession of MGM Grand Paradise Limited with at least one year prior written notice. AGRL’s VIP gaming promoters cannot assure you that the concessionaires or sub-concessionaires will be able to renew or extend their concession or sub-concession agreements on terms favorable to them or at all. If the concession or sub-concession agreements are not renewed or extended upon their stated expiration date, or if the Macau government exercises its early redemption right, AGRL’s VIP gaming promoters in Macau will cease to generate any revenue.

The Macau government has the right to unilaterally terminate the concession or sub-concession agreements upon the occurrence of certain events of default. The concession and sub-concession agreements contain various general covenants and other provisions with which the concessionaires or sub-concessionaires are required to comply. These include the obligations to submit periodic information to the Macau government, operate casinos in a fair and honest manner and maintain certain levels of insurance. Failure to comply with the terms and conditions of the concession or sub-concession agreements in a manner satisfactory to the Macau government could ultimately result in the termination of the concession or sub-concession agreements. The occurrence of any event of default may, and any termination of the concession or sub-concession agreements will, cause all of the casinos, gaming assets and equipment and ownership rights to the casino properties in Macau to be automatically transferred to the Macau government. If this occurs, AGRL’s VIP gaming promoters will cease to generate any revenue from their operations.

Since May 2008, China has imposed government restrictions on Chinese citizens traveling from mainland China to Macau. If China or other countries impose additional government restrictions on travel, the number of visitors to Macau could decline.

AGRL’s VIP gaming promoters have increased the number of tables and intend to take part in the promotion of additional VIP gaming rooms, based, in part, on their expectation of future visitor arrivals in Macau, particularly from China. In 2006, 2007, 2008, 2009 and 2010, tourists from mainland China accounted for approximately 54.5%, 55.0%, 50.6%, 50.5% and 53.0%, respectively, of all visitors to Macau. If visitors from China and elsewhere fail to increase as anticipated or decrease further, AGRL’s VIP gaming promoters would not be as profitable as they currently are.

Since May 2008, the Chinese government has imposed restrictions on travel to Macau and may impose further restrictions in the future. In May and July 2008, the Chinese government readjusted its visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In September 2008, it was publicly announced that mainland Chinese citizens with only a Hong Kong visa and not a Macau visa could no longer enter Macau from Hong Kong. In addition, in May 2009, China also began to restrict the operation of “below-cost” tour groups involving low up-front payments and compulsory shopping. Due to the popularity of these tours with mainland Chinese citizens, the number of visitors to Macau declined. Further restrictions on travel from China or other countries to Macau or any increase in prices of tours to Macau as a result of new regulations on travel agencies or otherwise may reduce the number of visitors to Macau.

Macau’s infrastructure may limit the development of its gaming industry.

According to data from the Gaming Inspection and Coordination Bureau of Macau, the year over year gaming revenue of Macau grew at 29% in 2003, 44% in 2004, 8% in 2005, 22% in 2006, 46% in 2007, 31% in 2008, 10% in 2009, and 57% in 2010. Accordingly, demands on the capacity of Macau’s transportation infrastructure have also increased. To improve Macau’s existing transportation infrastructure, the Macau government has announced a number of infrastructure projects to facilitate travel to and within Macau. These projects, which are in various stages of planning or development, include a further expansion of the Macau International Airport, construction of a light rail transit system, construction of two new tunnels linking the Macau peninsula and Taipa, construction of the Hong Kong-Zhuhai-Macau bridge and improved pedestrian walkways and border crossings. However, these projects may not be approved or completed in a timely fashion or at all and, if completed, may not be able to alleviate the growing transportation demand associated with the rapid expansion of Macau’s gaming industry and the related recent increase in visitor levels to Macau. If Macau fails to adequately address the growing transportation demand, transportation infrastructure problems could limit the number of visitors arriving in Macau, which, in turn, could have a material and adverse effect on AGRL’s VIP gaming promoters’ business, financial condition and results of operations.

Unfavorable changes in currency exchange rates may cause fluctuations in the value of AGRL’s VIP gaming promoters’ investment in Macau.

The vast majority of AGRL’s VIP gaming promoters’ revenues are expressed in Hong Kong dollars, and a portion of their revenues are denominated in Patacas, the Macau currency. The Hong Kong dollar is linked to the U.S. dollar and the exchange rate between these two currencies has remained relatively stable over the past several years. The Pataca, which is not a freely convertible currency, is linked to the Hong Kong dollar, and in many cases the two are used interchangeably in Macau. The exchange linkages of the Hong Kong dollar and Pataca, and the Hong Kong dollar and the U.S. dollar, are subject to potential changes due to, among other things, Chinese, Hong Kong and Macau governmental policies and international economic and political developments.

In the event of unfavorable Hong Kong dollar or Pataca exchange rate changes as against the U.S. dollar, AGRL’s or AGRL’s VIP gaming promoters’ obligations that are denominated in U.S. dollars would increase in Hong Kong dollar and/or Pataca terms. Also, depreciation of the Hong Kong dollar or Pataca in relation to the U.S. dollar could adversely affect AGRL’s VIP gaming promoters’ ability to service debt.

Risks Related to Our Business Structure and Securities

As a result of our status as a foreign private issuer, the publicly disseminated information about us may be limited.

In accordance with the rules applicable to foreign private issuers, we are exempt from certain requirements under the Securities and Exchange Act of 1934, as amended (“Exchange Act”) relating to the furnishing and content of proxy statements and certain periodic reports. As a result, the publicly disseminated information available to our shareholders and others may not be as extensive as would be required if we did not have such status.

AGRL is a holding company and its ability to pay dividends is dependent upon the earnings of AGRL’s VIP gaming promoters and distributions by its subsidiaries.

AGRL is a holding company incorporated under the laws of the Hong Kong Special Administrative Region. All of AGRL’s business operations are conducted through AGRL’s subsidiaries and its VIP gaming promoters. They are currently engaged in the promotion of three major VIP gaming rooms and are entirely dependent upon their VIP gaming rooms for all of their cash flow. AGRL’s ability to pay dividends is dependent upon the earnings of AGRL’s VIP gaming promoters and the distributions of funds to AGRL by its subsidiaries, primarily in the form of dividends. The ability of AGRL’s subsidiaries to make distributions to AGRL depends upon, among other things, the profits interest assigned to them. AGRL’s Hong Kong and BVI legal advisors have confirmed that, there are currently no withholding tax for dividends in Hong Kong or the BVI. Other factors such as cash flow conditions, restrictions on distributions contained in their subsidiaries’ articles of association, withholding tax and other arrangements will also affect AGRL’s subsidiaries’ ability to make distributions to it. These restrictions could reduce the amount of distributions that AGRL will receive from its subsidiaries, which in turn would restrict AGRL’s ability to fund operations and pay dividends on the shares to us, as its parent company.

Because we have no present plans to pay dividends on our ordinary shares, shareholders will benefit from an investment in our ordinary shares only if the shares appreciate in value.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. Accordingly, until such time as our board of directors may declare dividends, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our ordinary shares. There is no guarantee our ordinary shares will appreciate in value.

As our subsidiaries are located outside of the United States, we will be subject to a variety of additional risks that may negatively impact our operations. In addition, the laws applicable to AGRL will likely govern all of our material agreements and we may not be able to enforce our legal rights.

Because AGRL is a Hong Kong company that operates through subsidiaries and VIP gaming promotions in Macau and the Republic of Korea, we are subject to special considerations or risks associated with companies operating outside of the United States, including some or all of the following:

•	rules and regulations or currency conversion or corporate withholding taxes on individuals;

•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•	currency fluctuations and exchange controls;

•	challenges in collecting accounts receivable;

•	cultural and language differences; and

•	employment regulations.

If we are unable to adequately address these additional risks, our operations might suffer.

In addition, the laws of Hong Kong, Macau or the Republic of Korea will likely govern almost all of the material agreements relating to our operations. We cannot assure you that AGRL will be able to enforce any of its material agreements or that remedies will be available in such jurisdictions. The systems of laws and the enforcement of existing laws in such jurisdictions may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Also, substantially all of our assets will be located outside of the United States and most of our officers and directors reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under U.S. federal securities laws.

If our outstanding unit purchase option (and the warrants included in the unit purchase option) are exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants results in dilution and could reduce the market price of the ordinary shares. Similarly, the registration of the Founder’s Shares and the shares issued in connection with the acquisition of AGRL will increase the number of shares that will be available for resale in the public market.

Up to 1,440,000 ordinary shares are issuable upon exercise of the unit purchase option granted to the representative of the underwriters of our IPO and the ordinary shares issuable upon exercise of the warrants included in such option. If such warrants and unit purchase option are exercised, a substantial number of additional shares of our ordinary shares will be eligible for resale in the public market, which may reduce the market price. Further, the registration of the Founder’ Shares and the 10,350,000 ordinary shares issued in connection with our acquisition of AGRL, the 4,210,000 ordinary shares that will be issued to Spring Fortune Investment Ltd. (“Spring Fortune”) and its designees upon filing by us of this Annual Report on Form 20-F for 2010 and the 12,050,000 shares that will be issued to Spring Fortune as a result of the achievement of 2010 incentive targets, the 6,206,000 shares that may be issued to Spring Fortune and its designees in the future upon achievement by AGRL of the incentive targets, will increase the number of shares available for resale and could have an adverse effect upon the market price of the ordinary shares.

Affiliates of Spring Fortune currently own approximately 43.2% of the issued and outstanding ordinary shares of the Company, and the interests of Spring Fortune and its affiliates could increase as a result of the issuance of additional shares to Spring Fortune giving the affiliates of Spring Fortune the ability to substantially control our operations.

In connection with the Company’s acquisition of AGRL, on Febuary 2, 2010, 9,729,000 shares were issued to Spring Fortune and an aggregate of 621,000 ordinary shares were issued to consultants of Spring Fortune who are not affiliates of Spring Fortune. On May 13, 2010, Spring Fortune distributed all of the 9,729,000 ordinary shares to its shareholder and its shareholder’s designees, all of which are affiliates of Spring Fortune. Therefore, affiliates of Spring Fortune are currently the holders of 9,729,000 ordinary shares of the Company, or approximately 43.2% of the outstanding ordinary shares of the Company, giving the affiliates of Spring Fortune the ability to substantially control our operations.

For example, such a block of securities effectively insures that the affiliates of Spring Fortune have the ability to elect our directors. Of the additional 4,210,000 shares issuable upon the filing by us of this Annual Report on Form 20-F for 2010, it is currently anticipated that Spring Fortune will be issued 3,957,400 of such ordinary shares, which it will distribute to its shareholder and its shareholder’s designees, and non-affiliate consultants of Spring Fortune will be issued an aggregate of 252,600 of such ordinary shares. In addition, the 2010 incentive targets were achieved, and Spring Fortune will be issued an additional 12,050,000 ordinary shares. After this issuance, Spring Fortune and/or its affiliates would be the holders of 25,736,400 ordinary shares, or approximately 66.8% of the outstanding ordinary shares of the Company. If all of the 6,206,000 additional incentive shares are issued, Spring Fortune and its affiliates will be the holders of 31,942,400 ordinary shares, or approximately 71.4% of the outstanding ordinary shares of the Company (assuming no other ordinary shares are issued).

The financial information of AGRL and AGRL’s VIP gaming promoters included in this Annual Report is not necessarily indicative of our future performance.

The financial information of AGRL and AGRL’s VIP gaming promoters included in this Annual Report is not indicative of future financial results. The results of future periods are likely to be materially different as a result of:

•	the additional costs associated with being a public company; and

•	the pace of growth of AGRL’s and AGRL’s VIP gaming promoters’ business in the future, which is likely to differ from the historical growth reflected in their financial information.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries during our 2010 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2010 taxable year, there can be no assurance in respect to our PFIC status for our 2010 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2011) taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

The Macau government may decide that the practice of our promoters to issue credits to gaming patrons is in violation of the Gaming Credit Law.

Macau Law No. 5/2004, enacted on June 14, 2004 (the “Gaming Credit Law”) governs the granting of gaming credits in the MSAR, and forbids the assignment or transfer in any form of the power to grant gaming credits. For the past 20 years, it has been customary practice in Macau that casinos issue credits to VIP gaming promoters in the form of nonnegotiable chips that can only be used by patrons in that gaming promoter’s VIP gaming room. The chips may not be redeemed for cash or exchanged for negotiable chips or other goods or services. The VIP gaming promoters then issue such credits, or their own credits, to gaming patrons either directly or through junket agents and collaborators who in turn extend the credits to patrons. The junket agents and collaborators act as a customer representative between the VIP gaming promoters and the patrons, and are representatives of the patrons. Therefore, the credits extended by VIP gaming promoters to junket agents and collaborators are actually credits issued to gaming patrons under the Gaming Credit Laws. However, if the Macau government in the future imposes a law governing agents in extending credits to gaming patrons, then we will be required to change our operations to comply with such law, which may result in a decrease in revenue.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is “Asia Entertainment & Resources Ltd.” We are a Cayman Islands exempted company that was incorporated on September 24, 2007 to acquire one or more operating businesses that had principal operations located in the People’s Republic of China (including Hong Kong and Macau) through a share capital exchange, asset or share acquisition, plan of arrangement, recapitalization or other similar type of transaction. We operate under the Companies Law (2009 Revision) of the Cayman Islands. Our principal place of business is located at Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong, telephone number 852-2110-9133. On February 2, 2010, we acquired all of the outstanding capital stock of AGRL, a Hong Kong company that, through “profit interest agreements” between its subsidiaries and affiliated companies known as VIP gaming promoters, receive the profit streams from gaming operations conducted by the VIP gaming promoters. In connection with the acquisition, we changed our name from “CS China Acquisition Corp.” to “Asia Entertainment & Resources Ltd.” Prior to our acquisition of AGRL, we had no operating business.

Although we were considering expanding our operations to the island of Jeju in the Republic of Korea, we are delaying our expansion in Jeju because the continued strength of the Macau VIP gaming market makes it desirable to continue to increase our efforts there. Also, the favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju due to the fluctuation surrounding gaming wins and losses. Fixed commission revenues are based only on the amount of chips turnover, rather than the win/loss of the gaming operations.

Initial Public Offering

On August 15, 2008, we consummated our IPO of 4,800,000 units at $6.00 per unit. On August 21, 2008, we consummated the closing of an additional 720,000 units that were subject to the underwriters’ over-allotment option. Each unit consisted of one ordinary share and two warrants, each entitling the holder to purchase one ordinary share at an exercise price of $5.00 until August 10, 2013. Simultaneously with the consummation of IPO, we sold an aggregate of the 3,608,000 warrants (the “Founders’ Warrants”) at $0.50 per Founders’ Warrant (for an aggregate purchase price of $1,804,000) in a private placement to the same persons and entity that then held all of the Founders’ Shares. Gross proceeds from the IPO (including from the private placement of Founders’ Warrants and exercise of the underwriters’ over-allotment option) were $34,924,000. We paid a total of $1,324,800 in underwriting discounts and commissions (after deferring $993,600 that was paid to the underwriters upon the consummation of our acquisition of AGRL) and for costs and expenses related to the IPO. After deducting the underwriting discounts and commissions and offering expenses, the total net proceeds to us from the IPO (including the over-allotment option and the private sale) were $33,280,880, of which $32,899,200 was deposited into the trust account and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

In connection with the IPO, all of the 1,380,000 Founders’ Shares were placed in escrow to assure that they will not be sold in the public market prior to one year after the completion of our business combination. During the escrow period, the holders of these shares were not be able to sell or transfer their securities except (i) to an entity’s members upon its liquidation, (ii) to relatives and trusts for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death, (iv) pursuant to a qualified domestic relations order or (v) by private sales made at or prior to the consummation of a business combination at prices no greater than the price at which the shares were originally purchased, in each case where the transferee agrees to the terms of the escrow agreement, but will retain all other rights as shareholders, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow. As a result of our acquisition of AGRL, these shares remained in escrow until February 2, 2011.

In connection with the acquisition of AGRL, we issued an aggregate of 10,350,000 ordinary shares to Spring Fortune, AGRL’s prior shareholder, and to three of its designees, of which a total of 6,648,969 ordinary shares were held back and placed in escrow to secure Spring Fortune’s indemnification obligations under the stock purchase agreement relating to the acquisition. The shares shall be held in escrow until thirty days after we have filed this Annual Report on Form 20-F for the 2010 fiscal year. Notwithstanding the foregoing, on February 2, 2011, all shares were released from escrow except 15% of the ordinary shares issued to Spring Fortune and its designees at the closing of the acquisition (1,552,500 shares) and such additional shares as are then held with respect to pending indemnification claims, which shall be released upon resolution of such claims. All of the shares issued to Spring Fortune (a total of 9,729,000 shares) have been transferred by it to its shareholders subject to all of the restrictions to which they were subject when held by Spring Fortune. The ordinary shares escrowed by Spring Fortune’s designees have since been released from the escrow with our consent.

The Acquisition

On October 6, 2009, we entered into a Stock Purchase Agreement (the “Purchase Agreement”) with AGRL and Spring Fortune, a British Virgin Islands company, that provided for the purchase by us from Spring Fortune of all of the outstanding capital stock of AGRL. The Purchase Agreement was subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010, and April 18, 2011.

AGRL is an investment holding company incorporated in Hong Kong on May 2, 2007. The principal business activities of its wholly owned subsidiaries are to hold profit interest agreements with AGRL’s VIP gaming promoters and to receive 100% of the profit streams from AGRL’s VIP gaming promoters. AGRL’s VIP gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One of the Macau VIP rooms is located at the MGM Grand Hotel and Casino in downtown Macau and is operated by the MGM Grand Paradise Limited. The second Macau VIP gaming facility is operated by Galaxy Casino, S.A. and is located at the Star World Hotel and Casino in downtown Macau. The third Macau VIP gaming facility acquired in November 2010 (see “—Acquisition of King’s Gaming Promotion Limited” below) is operated by the Venetian Macau, S.A. and is located at the Venetian-Resort-Hotel on Cotai Strip.

Our principal executive office and those of AGRL are currently located at Unit 1004, 10/F, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong, telephone number 852-2110-9133.

Consideration

Pursuant to the Purchase Agreement, as amended, the aggregate consideration paid by us to Spring Fortune for the shares of AGRL stock was (a) 10,350,000 ordinary shares that were issued upon the closing of the acquisition to Spring Fortune, Kenworth Capital, Inc., a consultant of Spring Fortune, and Blum & Co., Inc. and Nuero International Company Limited, each a designee of Kenworth Capital, Inc. and (b) 4,210,000 ordinary shares that will be issued upon the filing of this Annual Report on Form 20-F for the 2010 fiscal year. Of the upfront shares, 9,729,000 shares were issued to Spring Fortune and subsequently distributed to its shareholder and its shareholder’s designees and an aggregate of 621,000 shares were issued to Kenworth Capital, Inc., Blum & Co., Inc. and Nuero International Limited. It is currently anticipated that the 4,210,000 ordinary shares issuable under the purchase agreement upon the filing of this Annual Report on Form 20-F for the 2010 fiscal year will be issued to Spring Fortune (and to be subsequently distributed to its shareholder) and Kenworth Capital, Inc., Blum & Co., Inc. and Neuro International Company Limited in substantially the same ratios as the initial issuance, and that any additional ordinary shares issued as consideration under the purchase agreement will be issued solely to Spring Fortune (and to be subsequently distributed to its shareholder).

In addition to the ordinary shares described above, Spring Fortune shall be entitled to receive ordinary shares for each of the years 2009, 2010, 2011, and 2012 in which AGRL has net after tax income that equals or exceeds the target specified for such year in the Purchase Agreement, as amended (the “Incentive Target”), as follows:

Year	Incentive Target	Incentive Shares
2009	$16,000,000 to $16,999,999	1,150,000
	$17,000,000 to $17,999,999	2,464,000
	$18,000,000 to $18,999,999	3,981,000
	$19,000,000 to $19,999,999	5,750,000
	$20,000,000 and above	7,841,000
2010	$36,800,000 to $37,799,999	4,210,000
	$37,800,000 to $38,799,999	6,300,000
	$38,800,000 to $39,799,999	8,069,000
	$39,800,000 to $40,799,999	9,586,000
	$40,800,000 to $41,799,999	10,900,000
	$41,800,000 and above	12,050,000
2011	$65,000,000 and above	2,573,000
2012	$78,000,000 and above	2,573,000

The total number of incentive shares that Spring Fortune may receive for achieving Incentive Targets is 17,196,000. Also, for each of the years 2010, 2011 and 2012, we will issue 530,000 ordinary shares if AGRL has adjusted net income equal to or greater than $60 million, $78 million, and $94 million, respectively, which would amount to an additional 1,590,000 ordinary shares if all of such targets are achieved. However, if for any fiscal year through the fiscal year ending December 31, 2012, (i) at the end of any fiscal quarter during such fiscal year, AGRL does not have at least $10,000,000 in cash and cash equivalents (including redeemable chips and receivables from casinos with respect to operations during such fiscal quarter that are received within five (5) days after the end of such fiscal quarter) and (ii) based on the audited financial statements for such fiscal year, positive cash flow from operations, as determined in accordance with United States generally accepted accounting principles (“U.S. GAAP”), Spring Fortune shall not be entitled to receive one-half of the incentive shares it would otherwise be entitled to receive with respect to such fiscal year. The Incentive Targets for 2009 were not met and no additional shares will be issued with respect to that year. Spring Fortune did not earn the additional 530,000 ordinary shares for the year ended December 31, 2010. AGRL achieved the performance target for the year ended December 31, 2010 of net after tax income in excess of $41,800,000 as defined in the Purchase Agreement as calculated under U.S. GAAP, and, accordingly, 12,050,000 ordinary shares will be issued to Spring Fortune 30 days subsequent to the filing of this 2010 Annual Report on Form 20-F.

Incentive shares will be issued within 30 days after the filing of our Annual Report on Form 20-F for the year with respect to which they are issued but any such issuance is subject to the fulfillment as of such time of the following conditions:

•	Our ordinary shares shall be quoted on the OTC BB or listed for quotation or trading on the Nasdaq Stock Market or other national securities exchange.

•
We shall have filed all reports required to be filed with the SEC in a timely manner except for delays that have been approved or ratified by at least of six of our nine directors (a “Board Super-Majority”). (Prior to the expansion of our board to nine members in April 2010, a Board Super-Majority consisted of five of the seven board members.)

•
We shall be in compliance with applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, and, if deemed necessary by our board of directors, we shall have engaged a consulting firm recommended by the board of directors to assist with such compliance.

•	Our chief financial officer shall have been a person fluent in spoken and written English who has been approved by a Board Super-Majority.

•	All related party transactions shall have been approved by a Board Super-Majority.

•	Our investor relations efforts shall be satisfactory to the board of directors.

•
Prior to December 31, 2010, we shall have engaged as our auditor a firm recommended by the board of directors and thereafter our auditor shall continue to be a firm recommended by the board of directors or, if then in existence, our audit committee.

•
Prior to December 31, 2010, we shall have engaged as our United States legal counsel a firm selected by the board of directors and thereafter our United States legal counsel shall continue to be a firm selected by the board of directors.

•
Prior to December 31, 2010, we shall be in compliance with corporate governance requirements established by the Nasdaq Stock Market whether or not our securities are listed for quotation on the Nasdaq Stock Market.

•
We and AGRL shall be in compliance with the requirements of the Purchase Agreement requiring that regular quarterly meetings shall be held by our board of directors that address matters specified in a schedule to the Purchase Agreement.

Sale Restriction

The Purchase Agreement as originally executed provided that 90% of the ordinary shares that were to be issued to Spring Fortune at the closing of the acquisition, which would represent 54% of the total number of shares then outstanding if there had been no redemptions or repurchases by us, would be restricted from sale during the one year period following the closing of the acquisition. Because of the possibility that significant numbers of the ordinary shares sold in our IPO might be redeemed or purchased by us in connection with the acquisition, which would reduce the trading market for the ordinary shares as well as the working capital available to AGRL, we agreed to change this so that such restriction applies only to shares in excess of that number of ordinary shares equal to 47% of the number of ordinary shares outstanding immediately after the closing, taking into account all shares that have been redeemed or purchased by us, less the number of ordinary shares owned by all shareholders other than Spring Fortune immediately after the closing, provided that no less than 53% of the total number of outstanding shares be subject to sale restrictions during such period. The 4,210,000 shares that are to be issued upon the filing of this Annual Report on Form 20-F for the 2010 fiscal year will be restricted from sale until the later of the date this Annual Report is filed or February 2, 2011 (one year after the closing of the acquisition of AGRL).

As a result of the purchase and redemptions of a total of 5,015,276 ordinary shares in connection with the acquisition (see “—Redemption and Repurchase of Public Shares,” below), there were 12,545,224 ordinary shares outstanding upon consummation of the acquisition after giving effect to the 10,660,500 shares issued in connection with the acquisition. Accordingly, in accordance with the Purchase Agreement as amended as described above, 6,648,969 of the 10,350,000 ordinary shares issued to Spring Fortune and its designees at the closing of the acquisition are subject to such restrictions. Of the remaining 3,701,031 ordinary shares that may be sold in the public market free of such restrictions, 888,677 shares must be sold at a price equal to or greater than $9.50 per share, an additional shares 888,677 must be sold at a price equal to or greater than $8.50 per share, an additional 888,677 shares must be sold at a price equal to or greater than $7.50 per share and 1,035,000 shares are not subject to any sale price requirements.

No sales of shares issued as incentive consideration may be made in the public market until the later of one year from the closing date or three months after the date of their issuance in excess of 10% of the number of shares so issued in each instance. No private sales of any shares issued pursuant to the Purchase Agreement may be made during the periods during which the sale restrictions referred to above apply unless the buyer acknowledges and agrees in writing to such restrictions. The allowable amount of shares that may be sold during such periods may be increased only with the consent of a Board Super-Majority. The proceeds of all such sales, up to $29,891,044.96 (the amount expended from the trust account for redemptions and purchases), are to be loaned to AGRL, without interest, until such time as the working capital of AGRL is at least $100,000,000. All sales of shares issued pursuant to the Purchase Agreement shall be made in accordance with all U.S. securities laws. Certificates representing our ordinary shares issued pursuant to the Purchase Agreement bear a legend to the effect of these provisions.

In addition, the following ordinary shares issued to designees of Spring Fortune at the closing of the acquisition are subject to lock-up agreements dated as of April 18, 2011, pursuant to which 20% of each designee’s locked-up shares will be released from lock-up each year beginning on April 18, 2012: Lam Man Pou, our Chairman, Chief Marketing Officer, and director, and a shareholder of Spring Fortune, with respect to 2,940,000 ordinary shares; Vong Hon Kun, our Chief Operating Officer and director, and a designee of Spring Fortune, with respect to 3,940,000 ordinary shares; Legend Global International Limited, (whose ordinary shares are deemed to be beneficially owned by Leong Siak Hung, our Chief Executive Officer and director), a shareholder of Spring Fortune, with respect to 16,000 ordinary shares; and Lam Chou In, a designee of Spring Fortune, with respect to 2,860,000 ordinary shares.

Indemnification

To provide a fund for payment to us with respect to our post-closing rights to indemnification under the Purchase Agreement for breaches of covenants, representations, warranties, agreements, undertakings or obligations contained in the Purchase Agreement, Spring Fortune and its designees placed in escrow 6,648,969 of the ordinary shares issued to them at the closing of the acquisition (the “Escrow Fund”). Such shares shall be held in the Escrow Fund until thirty days after we have filed our Annual Report on Form 20-F for the 2010 fiscal year. Notwithstanding the foregoing, one year after the closing date, all of such shares shall be released from the Escrow Fund except 15% of the ordinary shares issued at the closing and such additional shares as are then held in the Pending Claims Reserve (as defined in the Escrow Agreement among us, Spring Fortune, and Continental Stock Transfer & Trust Company that was entered into at the closing of the acquisition). The number of shares initially placed in the Escrow Fund is equal to the number of shares subject to the sales restriction described above.

Redemption and Repurchase of Public Shares

Prior to the extraordinary general meeting of our shareholders at which the proposal regarding the Purchase Agreement and the acquisition of AGRL and the other transactions contemplated thereby (the “Acquisition Proposal”) was approved and authorized, our Amended and Restated Memorandum and Articles of Association provided that holders of the ordinary shares issued in our IPO (“Public Shares”) could vote against the Acquisition Proposal and elect to have their shares redeemed for their pro rata share of the cash in the trust fund that was established in connection with the IPO and also that we could not proceed with the acquisition if the holders of 40% or more of the Public Shares voted against the Acquisition Proposal and elected to have their Public Shares so redeemed. To provide the holders of Public Shares the opportunity to have their Public Shares redeemed even if they voted in favor of the Acquisition Proposal, and thus increase the likelihood of our being authorized to proceed with the acquisition, a proposal to amend the Restated Memorandum and Articles of Association to allow such redemption was also presented to the shareholders at the extraordinary general meeting and was approved. Accordingly, at the extraordinary general meeting, the holders of a total of 4,394,523 Public Shares voted either for or against the Acquisition Proposal and elected to have their shares redeemed at a redemption price of $5.96 per share, or a total of $26,191,357.08. As the number of Public Shares voted against the Acquisition Proposal was less than 40% of the number of Public Shares, we were authorized to proceed with the acquisition.

Also, to facilitate approval of the Acquisition Proposal, we entered into an agreement with the record holder of 620,753 Public Shares, who had indicated its intention to vote against the Acquisition Proposal and seek redemption, to purchase such shares from the holder upon the closing of the acquisition of AGRL at the redemption price in consideration for such holder agreeing to vote in favor of the Acquisition Proposal. The proposal to amend our Amended and Restated Memorandum and Articles of Association that authorized the redemption of Public Shares from holders who voted in favor of the Acquisition Proposal also authorized such purchase. Upon the closing of the acquisition, we purchased the Public Shares held by such holder for $5.96 per share or an aggregate purchase price of $3,699,687.88. After giving effect to the redemptions and such purchase, a total of 504,724 Public Shares remain outstanding.

Accounting Treatment

The acquisition of AGRL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of a majority of the outstanding ordinary shares of the Company immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity immediately following the completion of the transaction, in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) topic 805 Business Combinations. Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Our assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL and the Promoter Companies after consummation of the acquisition. For periods subsequent to the consummation of the acquisition, the assets and liabilities and the historical operations that will be reflected in our financial statements will be those of AGRL and the Promoter Companies and will be recorded at the historical cost basis of AGRL and the Promoter Companies.

Redemption of Warrants

Pursuant to the Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, our ordinary share purchase warrants were redeemed for cash at the redemption price of $0.01 per warrant on October 28, 2010. Management did not exercise its option to require the holders of the Warrants to exercise warrants on a “cashless basis.” Accordingly, after 5:00 p.m. New York time on October 28, 2010, the Warrants not exercised were no longer exercisable for ordinary shares and the holders only have the right to receive the redemption price.

Acquisition of King’s Gaming Promotion Limited

On November 15, 2010, we consummated the transactions contemplated by that certain Profit Interest Purchase Agreement dated as of November 10, 2010 (the “Kings Gaming Purchase Agreement”) among us, King’s Gaming, Mr. Mok and Mr. Wong (collectively, the “Seller”), whom collectively own 100% of the equity interests of King’s Gaming, pursuant to which the Company acquired 100% of the profit interest in King’s Gaming (the “Kings Gaming Acquisition”). Mr. Wong is the brother of Vong Hon Kun, our Chief Operating Officer, and owned 4% of King’s Gaming immediately prior to the acquisition.

Pursuant to the Kings Gaming Purchase Agreement, King’s Gaming sold to us the Profit Interest (as defined below) pursuant to a separate Profit Interest Agreement entered into between King’s Gaming and Billion Boom International Limited, a company incorporated in the British Virgin Islands and our wholly owned subsidiary. The Profit Interest was assigned to us at the closing as of November 1, 2010. Following the closing, we have the right to restructure the management and organizational structure of King’s Gaming. For purposes of the Kings Gaming Purchase Agreement, “Profit Interest” means the right, title, interest and benefits in and to 100% of the net operating profit generated by King’s Gaming at the VIP gaming room located at the Venetian Macao-Resort-Hotel located in Taipa, Macao.

We purchased the Profit Interest for an aggregate amount of up to (i) US$36,000,000, of which US$9,000,000 was paid at the closing, and (ii) 1,500,000 ordinary shares (the “Purchase Price”). The balance of up to US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming (and shall be the sole property of us until paid to the Seller in accordance with the terms of the Kings Gaming Purchase Agreement) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by our audit committee. In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

For purposes of the Kings Gaming Purchase Agreement, “Gross Profit” means 1.25% of the rolling chip turnover (which means the amount of non-redeemable chips that the Seller’s network of agents purchase from King’s Gaming’s and our VIP rooms) attributable to the Seller and his network of gaming agents and collaborators at both King’s Gaming’s existing VIP gaming room and our existing and future VIP gaming rooms, after deducting commissions and fees paid to the Seller’s network of gaming agents and collaborators and a fixed management fee of $77,500 per month unless otherwise agreed by the parties. Revenues from VIP gaming rooms not employing a flat percentage of rolling chip turnover may not account for more than 30% of the rolling chip turnover and to the extent that revenues from such VIP gaming rooms account for more than 30% of the rolling chip turnover, such excess amount shall not be deemed Gross Profit for purposes of the King’s Gaming Purchase Agreement.

In addition, as more fully set forth below, we shall issue to the Seller (i) up to an aggregate of 1,500,000 ordinary shares in the event certain Gross Profit targets are achieved for each of the three years following the closing date (the “Earnout Shares”), (ii) up to an aggregate of 700,000 ordinary shares in the event certain Gross Profit targets are achieved for each of the seven years following the third anniversary of the closing date (the “Incentive Shares”), and (iii) additional ordinary shares in the event the Gross Profit targets for each of the ten years following the closing date are exceeded by at least US$1,000,000 (the “Additional Incentive Shares”). The Seller is not entitled to any Additional Incentive Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

We accounted for the acquisition of King’s Gaming using FASB ASC Topic 805.

We obtained a fairness opinion relating to the purchase of King’s Gaming.

The Earnout Shares, the Incentive Shares and the Additional Incentive Shares shall be released and issued to the Seller as follows:

a.
In the event the Minimum Gross Profit Requirement for fiscal year 2011 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Minimum Gross Profit Requirement for such year is exceeded, 10,000 Additional Incentive Shares.

b.
In the event the Gross Profit of US$7,380,000 for fiscal year 2012 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

c.
In the event the Gross Profit of US$8,860,000 for fiscal year 2013 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

d.
In the event the Gross Profit of US$9,740,000 for the fiscal year 2014 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

e.
In the event the Gross Profit of US$10,720,000 for fiscal year 2015 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

f.
In the event the Gross Profit of US$11,790,000 for fiscal year 2016 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

g.
In the event the Gross Profit of US$12,970,000 for fiscal year 2017 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

h.
In the event the Gross Profit of US$14,260,000 for fiscal year 2018 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

i.
In the event the Gross Profit of US$15,690,000 for fiscal year 2019 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

j.
In the event the Gross Profit of US$17,260,000 for fiscal year 2020 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

Mr. Mok has provided a personal guaranty, for so long as Mr. Mok is employed by us or King’s Gaming, providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the King’s Gaming Purchase Agreement, including, but not limited to, any bad debts the Seller’s network of agents and collaborators may have incurred or may incur in the future. In connection with the acquisition, on November 10, 2010, we entered into an employment agreement with Mr. Wong, pursuant to which he will serve as our operating officer at the Wen Zhou VIP Club located at the Venetian Macau Resort Hotel in exchange for $4,800 per month plus expenses. We may terminate Mr. Wong’s employment for cause or upon Mr. Wong’s disability without any obligation of further payment. The agreement has a term of five years from November 10, 2010. Mr. Wong is the brother of Vong Hon Kun, our Chief Operating Officer, and owned 4% of the equity interest in King’s Gaming prior to the acquisition.

B.	Business Overview

The Macau Gaming Industry

Macau is a part of the territory of the People’s Republic of China, located on China’s southeast coast to the west of the Pearl River delta. The Macau Special Administrative Region (the “MSAR”) was established on December 20, 1999, after Macau was administered by Portugal for more than 400 years. Macau consists of the Macau peninsula and the islands of Taipa and Coloane. Three bridges link the peninsula to Taipa while the two islands are connected by the land reclamation area known as Cotai.

Macau has been one of the most rapidly growing economies in Asia since the liberalization of the gaming industry in 2002 and it is also the only territory within China where casino operations have been legalized. Macau is one of the most popular destinations for gaming in Asia and has more casinos than any other region in Asia. In 2010, total revenues generated by casinos in Macau were approximately $23.50 billion, more than four times the revenues generated by the Las Vegas Strip during the same period (source: Macau Gaming Inspection and Coordination Bureau (“DICJ”)).

The gaming industry and tourism comprise the largest components, and are the major growth drivers, of Macau’s economy. The gaming industry is the most important contributor to the economy, with almost 70.0% of Macau’s gross domestic product in 2009 and 86.0% of Macau’s public revenues in 2010 being derived from gaming and gaming-related industries. The sector contributed $8.58 billion in direct tax to the MSAR in 2010, up 50.5% when compared to the same period in 2009.

Although Macau was affected by the 1997 Asian financial crisis, the global financial downturn in 2001 and the impact of SARS in 2003, the economy rebounded and the Gross Domestic Product (“GDP”) grew at an annual growth rate of 27.3% in 2004, 6.9% in 2005, 16.5% in 2006, 26.0% in 2007 and 12.9% in 2008. For 2009, Macau’s GDP recorded negative growth for the first two quarters but returned to positive growth in the third quarter and ended up 1.3% year- on-year. AGRL and AGRL’s VIP gaming promoters believe that this growth was largely driven by the liberalization of Macau’s gaming industry, the significant investments associated with the expansion and development of the gaming industry, a rapid rise in the number of visitors from mainland China and an increase in Macau’s spending on public infrastructure projects. GDP for 2010 was $27.2 billion and the GDP real growth rate was 26.2%.

Due in part to the global financial downturn, gaming revenues in Macau decreased from $7.29 billion in the first half of 2008 to $6.22 billion in the second half of that year. Macau gaming revenues increased to $6.43 billion in the first half of 2009 and then increased to $8.5 billion in the second half of 2009, resulting in a total of $14.93 billion for the year, a 10.5% year-on-year increase over 2008. For 2010, gaming revenues totaled $23.5 billion, 57.8% higher than the $14.93 billion reported in 2009.

In 2007, Macau’s gaming revenue increased more than 45% compared to 2006, surpassing the Las Vegas Strip as the world’s biggest casino market, followed by Atlantic City. The following table shows the gaming revenue of Macau compared to that of the Las Vegas Strip and Atlantic City between 2005 and 2010 (sources: DICJ, Las Vegas Review Journal and UNLV Center for Gaming Research).

Gaming Revenue (Selected Locations)

	2005	2006	2007	2008	2009	2010

	(U.S. $ Billions)
Macau	5.72	7.06	10.34	13.51	14.93	23.50
Las Vegas	6.04	6.69	6.83	6.12	5.55	5.77
Atlantic City	5.02	5.22	4.92	4.54	3.94	3.57

Macau VIP Gaming Market

VIP gaming rooms are well appointed suites generally located within a large casino that provide luxury accommodations and privacy exclusively for gambling by high-tier gaming patrons. VIP gaming has historically been the major component of Macau’s gaming industry. VIP gaming patrons are typically high-stakes gaming patrons who play VIP baccarat almost exclusively in dedicated VIP gaming rooms or designated casino areas. VIP gaming operations are generally less subject to seasonal variations than, and face limited competition from, mass market gaming operations and non-casino gaming activities.

VIP gaming patrons are usually brought to VIP gaming rooms by VIP gaming promoters. Marketing and promotion of VIP gaming rooms through this business model is implemented between concessionaires that are granted licenses to operate casinos and casino games in Macau (or sub-concessionaires that operate casinos and casino games under an administrative contract with a concessionaire) and their gaming promoters. Gaming promoters, particularly VIP gaming promoters, are incentivized to bring VIP gaming patrons to designated VIP gaming rooms by compensation systems based on the net-win of the VIP gaming rooms and/or the amount of non-redeemable chips sold in the VIP gaming rooms pursuant to contracts with a concessionaire or sub-concessionaire.

Macau Mass Gaming Market

Since the granting of new concessions in 2002 and the Chinese government’s implementation of the Facilitated Individual Travel Scheme (“FITS”) by the Macau government, Macau’s gaming industry has witnessed significant growth in mass market casino gaming operations. However, most mass market gaming patrons are not high-stakes gaming patrons. Mass market gaming patrons’ desire to visit casinos may be influenced by a number of factors, such as the variety and quality of services and amenities offered, the ambience, promotions and diversity of games in the casinos, the location of and ease of transportation to the casinos, and the presence of other attractions and gaming-related facilities. Visits to casinos by mass market gaming patrons may also be negatively affected by a worsening economic environment while those by high-tier gaming patrons historically have been much less affected.

Revenue generated by table games in Macau has historically exceeded revenue generated by slot machines by a wide margin. Baccarat has been the most popular table game in Macau since the 1970s, followed by various other traditional western and Asian casino games, such as blackjack and fish-prawn-crab. According to the DICJ, in 2010 approximately 72.0% of gross revenue from casino games was derived from VIP baccarat and approximately 18.7% of gross revenue from casino games was derived from baccarat played in the mass market sections in casinos.

The following table shows a breakdown of the gross revenue from different casino games in Macau for the years 2005 to 2010 (source: Macau Statistics and Census Bureau (“DSEC”)):

	2005	2006	2007	2008	2009	2010
VIP baccarat	3.59	4.58	6.94	9.19	9.98	16.94
% change (year-on-year)	-3%	28%	52%	32%	8.6%	70%
Mass market baccarat and mini-baccarat	1.29	1.49	2.05	2.65	3.19	4.39
% change (year-on-year)	74%	15%	38%	29%	20%	38%
Other mass market table games	0.69	0.73	0.90	1.10	0.95	1.09
% change (year-on-year)	10%	6%	23%	22%	14%	15%
Slot machines	0.15	0.26	0.45	0.57	0.81	1.08
% change (year-on-year)	100%	67%	75%	27%	42%	33%
Total	5.72	7.06	10.34	13.51	14.93	23.50

Demand for Gaming and Gaming-Related Services

According to the DSEC, approximately 24.97 million visitors arrived in Macau in 2010, up by 14.8% over 2009, of which approximately 13.23 million, or 53.0%, were from mainland China, as compared to 50.5% in 2009. Gaming patrons can reach Macau in a relatively short period of time using various means of transportation, including by car or bus from Guangdong province, by high-speed ferry or helicopter from Hong Kong and Shenzhen and by air from elsewhere in China and other Asian countries.

AGRL believes that the increase in the number of gaming and gaming-related facilities is likely to continue Macau’s transformation into a premier integrated gaming and tourism centre. The completion of new world-class gaming and gaming-related facilities in Macau could attract a greater number of gaming patrons and potentially result in an increase in total gaming revenue in Macau.

The following public policies implemented by the Chinese government are expected to continue to have a positive influence on the development of the gaming industry of Macau:

FITS.  Since July 2003, residents of selected areas of mainland China have been allowed to visit Macau and Hong Kong under FITS, whereby approval requirements are significantly reduced and the application process is expedited. Since the introduction of FITS, visitors to Macau from mainland China have outnumbered visitors from Hong Kong. FITS has been extended to additional areas of mainland China and, at December 31, 2010, encompassed more than 49 municipalities, including Beijing, Chongqing, Guangzhou, Shanghai and Tianjin.

Chinese Government Policy With Respect to Gaming.  Macau is the only region in China offering legal casino gaming and the Chinese government has strictly enforced its regulations prohibiting domestic gaming operations and discouraging unlicensed gaming operations along China’s borders.

Chinese Government’s Relaxation of Foreign Exchange Controls.  The Chinese government has recently undertaken a number of measures to relax its controls on the national currency, renminbi. Currently, each PRC resident is allowed to carry a maximum $5,000 in a single trip abroad, but mainland China visitors to Macau may now charge spending on their credit cards or bank charge cards.

The growth of Macau’s gaming industry has correlated positively with the continued economic growth and development of mainland China. AGRL believes that the emergence of the middle class in China represents a significant long-term growth opportunity for Macau’s gaming industry. However, there is no guarantee that the economic growth in China will continue at its historic pace.

Macau also draws a significant number of visitors from Hong Kong. The principal means of transportation to Macau from Hong Kong is the one hour high-speed ferry service.

In addition to visitors from mainland China and Hong Kong, a substantial number of visitors to Macau are from nearby countries and territories in Southeast Asia, including Taiwan. The following table illustrates the number of visitors by region with respect to the periods indicated (source: DSEC):

	2006		2007		2008		2009		2010
	No. of Visitors	%	No. of Visitors	%	No. of Visitors	%	No. of Visitors	%	No. of Visitors	%
Mainland China	11,985.6	54.5	14,866.4	55.1	11,613.1	50.6	10,989.5	50.5	13,229.1	53.0
Hong Kong	6,940.7	31.6	8,174.1	30.3	7,016.4	30.6	6,727.8	30.9	7,466.1	29.9
Taiwan	1,437.8	6.5	1,444.1	5.3	1,315.8	5.7	1,292.5	5.9	1,292.7	5.2
Others	1,634.0	7.4	2,508.4	9.3	2,987.8	13.1	2,743.3	12.7	2,977.5	11.9
Total	21,998.1	100.0	26,993.0	100.0	22,933.1	100.0	21,753.1	100.0	24,965.4	100.0

Both VIP and mass-market gaming have benefited from the increasing number of visitors to Macau. We expect the strong growth rate will continue because of the following factors:

Opening of New Casinos and Resorts.  The opening of new mixed-use developments, together with the entertainment business, sports events, conventions, exhibitions and trade shows that they will bring to Macau, will attract more regional visitors and visitors from outside the Asia-Pacific region.

UNESCO World Heritage List.  The MSAR government has devoted substantial resources to marketing campaigns that promote Macau’s history, cultural heritage and hotel and convention facilities, aiming to turn Macau into a premier integrated gaming and tourism centre. On July 15, 2005, the United Nations Educational, Scientific and Cultural Organization (UNESCO) identified and inscribed the “Historic Centre of Macau,” comprising eight squares and twenty-two monuments, on its prestigious World Heritage List, pursuant to the terms of the Convention Concerning the Protection of the World Culture and Natural Heritage.

In addition, we believe that improved transportation to and within Macau will also contribute to continued growth in visitation. A number of infrastructure projects to facilitate travel have been recently completed or are in various stages of planning and development:

Hong Kong-Zhuhai-Macau Bridge.  The project linking the three areas would include a bridge with a total length of around 30 km, boundary crossing facilities, access roads and associated works. In January 2007, the three local governments established the HZMB Task Force to implement the project, which is expected to open around 2015.

Inner Harbour Ferry Terminal.  In February 2008, the Macau Maritime Administration opened the new Inner Harbour Ferry Terminal, providing increased berths and customs counters for transfer to and from neighboring mainland China cities.

Lotus Flower Bridge and Boundary Crossing.  Renovations have been completed for the bridge linking Cotai and Hengqin Island in mainland China, and the associated boundary crossing, which reopened to traffic in May 2007.

Macau International Airport Expansion.  The Macau International Airport has begun an expansion project to double its capacity from the current six million passengers. This additional capacity is expected to increase the number of routes flown to and from the Macau international Airport, increasing the number of persons who could potentially easily reach this market.

Macau Light Railway System.  The MSAR government has conducted public consultations concerning the proposed elevated light rail system and reviewed proposals for consultancy. It was announced in October 2006 that the railway could be in operation four years after acceptance of tender. The first phase would extend approximately twenty kilometers, with twenty-three stations starting at the border gate and serving the Macau peninsula including the Macau Maritime Terminal, as well as Cotai, Macau International Airport and the new ferry terminal at Pac On. The Macau Light Railway System is currently expected to commence construction in early 2011 and is due to be in operation four to five years after construction begins, according to an announcement from the Bureau for Transport Infrastructure (GIT) published in the local press.

Pac on Ferry Terminal.  A temporary ferry terminal on Taipa near Macau International Airport opened in October 2007. It aims to handle increasing visitor traffic between Hong Kong and Macau and facilitate sea linkage service for air transfer.

Guangzhou-Zhuhai Intercity Mass Rapid Transit (‘‘MRT’’).  The first stage of the MRT opened on January 7, 2011, between Guangzhou South Station and Zhuhai North. Travel time between Guangzhou and Macau is expected to be between 40 and 50 minutes.

Travel Restrictions on Chinese Citizens

However, since May 2008, the Chinese government has imposed restrictions on travel to Macau and may impose further restrictions in the future. In May and July 2008, the Chinese government readjusted its visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In September 2008, it was publicly announced that mainland Chinese citizens with only a Hong Kong visa and not a Macau visa could no longer enter Macau from Hong Kong. In addition, in May 2009, China also began to restrict the operation of “below-cost” tour groups involving low up-front payments and compulsory shopping. Due to the popularity of these tours with mainland Chinese citizens, the number of visitors to Macau declined. Further restrictions on travel from China or other countries to Macau or any increase in prices of tours to Macau as a result of new regulations on travel agencies or otherwise may reduce the number of visitors to Macau.

Concessionaires and Sub-Concessionaires

Six entities are currently authorized to operate casinos in Macau as either concessionaires or sub-concessionaires:

Concessionaires:

•	Sociedade de Jogos de Macau, S.A. (“SJM”);

•	Galaxy Casino, S.A. (“Galaxy”); and

•	Wynn Resorts (Macau), S.A. (“Wynn Macau”).

Sub-Concessionaires:

•	Venetian Macau, S.A. (“Venetian Macau”);

•	Melco PBL Gaming (Macau) Limited (“Melco PBL”); and

•	MGM Grand Paradise Limited (“MGM Grand Paradise”).

These concessionaires and sub-concessionaires have committed to invest in Macau pursuant to their respective concession and sub-concession contracts in order to develop projects such as casinos, hotels, convention facilities and facilities for retailing, dining, entertainment and recreation. AGRL believes that the substantial financial commitment by the concessionaires and sub-concessionaires will stimulate further revenue growth in Macau’s gaming and tourism industries.

As at December 31, 2010, SJM operated 20 of the 33 casinos in Macau, Galaxy operated five casinos, Venetian Macau operated three casinos, Melco PBL operated three casinos and Wynn Macau and MGM Grand Paradise each operated one casino (Source: DICJ).

Galaxy was awarded a gaming concession in 2002 and opened its five casinos between 2004 and 2006. Galaxy is reported to be opening additional casinos by 2011. Galaxy entered into a sub-concession with Venetian Macau in December 2002. Venetian Macau currently operates three casinos in Macau, which opened in 2004, 2007 and 2008.

Wynn Macau was also awarded a concession in 2002 and opened its casino in September 2006. Wynn Macau entered into a sub-concession with Melco PBL in 2006. Melco PBL operates three casinos, of which its latest, the $2.1 billion City of Dreams project located on the Cotai Strip, opened on June 1, 2009, and the others opened in 2007 and 2008.

SJM was awarded its concession in March 2002 and currently operates 20 casinos. SJM entered into a sub-concession with MGM Grand Paradise on April 19, 2005. MGM Grand Paradise opened its first casino in December 2007.

With the recovery of Macau’s gaming market, some of the concessionaires and sub-concessionaires have increased their investments in gaming and gaming-related facilities. For example, the Galaxy mega resort on the Cotai Strip is scheduled to open in the second quarter of 2011, Sands China on the combined Shangri-La, Traders, and parcels 5 and 6 of the Sheraton resort complex on the Cotai Strip is scheduled to open in the fourth quarter of 2011.

VIP Gaming Promoters

The gaming promoter system began in Las Vegas in the mid-1950s. In Las Vegas, gaming promoters are also known as casino junkets. In those days, casino operators would hire representatives to fill a plane with qualified patrons. Typically, the patrons might receive free airfare, free hotel accommodations, free meals and free shows in exchange for their commitment to gamble a specific number of hours per day at an explicit average bet size. The casinos believed that the patrons would lose more than their out of pocket expenses for bringing, housing and feeding them. Today, junkets function in a very similar way in Las Vegas, with the number of free items a patron receives based on the number of chips that patron turns over.

VIP Gaming Promotion in Macau

Unlike in Las Vegas, the gaming promoter system in Macau developed to promote VIP gaming operations. A VIP gaming room is an individual room within a casino specifically designed and designated for VIP room gaming patrons’ usage only. A VIP gaming room has its own cage, which functions as a financial vehicle between the casino and the VIP gaming promoter. All properties of the VIP gaming room belong to the casino, the dealers and the gaming managers are employees of the casino, and the gaming operations of a VIP gaming room are run by the casino. In effect, only the marketing efforts have been contracted out to the VIP gaming promoters, which efforts include the making of loans to agents and collaborators. Unlike in Las Vegas, in Macau, it is this VIP room gaming segment, not the mass market, that is driving the growth of its gaming industry. For 2010, VIP gaming operations in Macau amounted to $16.94 billion, or 72% of the gross revenue from casino games.

Initially, U.S. companies operating in Macau did not emphasize the importance of VIP gaming rooms. However, these U.S. companies quickly realized the importance of VIP gaming rooms, as demonstrated by disclosures contained in the prospectuses of a number of companies operating casinos in Macau, including Melco Crown Entertainment Limited, SJM Holdings Limited, Wynn Macau, Limited, and Sands China Ltd. Such disclosures indicate that the various casino operators rely on VIP gaming promoters to generate revenue. Because VIP gaming promoters play such an important role in the Macau gaming industry, they are heavily regulated by the government.

The gaming promoter system in Macau was developed to promote VIP gaming operations. A VIP gaming promoter enters into a gaming promoter agreement (sometimes referred to as junket representative agreements) with the concessionaire or sub-concessionaire pursuant to which the VIP gaming promoter agrees to provide promotional services to the concessionaire or sub-concessionaire in consideration for a commission or other forms of remuneration, including, for example, a share of net-win from the VIP gaming room, fees and allowances. The VIP gaming promoters then enter into arrangements with the junket agents (also known as collaborators) who have the direct relationship with the gaming patrons and are relied upon by the VIP gaming promoters to direct gaming patrons to their VIP gaming rooms. It should be noted that a concessionaire or sub-concessionaire may enter into gaming promoter agreements with multiple VIP gaming promoters for operating at a single casino, all in competition with each other.

Under the gaming promoter agreements, VIP gaming promoters are required to purchase non-negotiable chips from the concessionaires/sub-concessionaires and provide them to VIP gaming patrons either directly or indirectly through their junket agents. The gaming promoter agreement may be terminated by (i) mutual agreement, or (ii) if any party to the agreement cannot carry out its obligations under the agreement and this results in a material breach of the terms of the agreement. In addition, the agreement is voidable upon the death or deregistration of the VIP gaming promoter or the bankruptcy of any party to the agreement. Unless an agreement is terminated or notice is served by a party thirty days prior to the date on which the agreement expires, the agreement will be automatically renewed for a period of one to five years until the end of the term of the concessionaires or sub-concessionaires’ concessions.

Rolling Chip Turnover

Rolling chip turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets gaming patrons make. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP gaming patrons to allow casinos to calculate the commission payable to VIP gaming promoters. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each gaming patron. VIP gaming promoters therefore require the gaming patrons to “roll,” from time to time, their “cash chips” into “non-negotiable” chips for further betting so that they may receive their commissions (hence the term “rolling chip turnover”). Through the VIP gaming promoters “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ to distinguish between VIP table revenue and mass market table revenue.

Compensation Methods

Commissions paid to VIP gaming promoters are calculated on a monthly basis. Generally, the different compensation methods provide VIP gaming promoters with the ability to diversify their commission base to balance short-term volatility. The AGRL VIP gaming promoters may receive their commissions mainly based on two different compensation methods:

•	Chip commission calculated by reference to monthly rolling chip turnover. In this arrangement, the casino bears the risk of losses from the gaming operations.

•	Percentage of gaming wins before expenses. In this arrangement, the casino and the VIP gaming promoter share the risk of losses from gaming operations under the terms of the gaming promoter agreement.

Gaming wins are generally expressed in terms of “net-win,” which is the difference between wins and losses from gaming to the casino operator. Win rates for VIP gaming promoters are generally expressed as the net-win as a percentage of rolling trip turnover and depend upon a number of factors, some beyond their control. In addition to the element of chance inherent in gaming, win rates are also affected by factors such as the skill, experience and financial resources of the gaming patrons, the mix of games played and the amount of time spent at the gaming tables and the volume of bets placed by the gaming patrons. Win rates may differ greatly over short time periods, such as from quarter to quarter, resulting in volatility in periodic results of VIP game promoters.

In July 2009, all concessionaires and sub-concessionaires in Macau entered into an agreement among themselves to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters based on rolling chip turnover cannot exceed 1.25% of rolling chip volumes. The cap became effective on December 1, 2009. The agreement sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or otherwise, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters, concessionaires and sub-concessionaires to report regularly to the DICJ and permits the imposition of fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Credit Arrangements

The parties involved in VIP gaming frequently enter into various credit arrangements, the ultimate goal of which is to provide credit to the gaming patrons for their gaming activities. Thus, casino concessionaires and sub-concessionaires may grant credit to VIP gaming promoters who, in turn, may extend credit to the agents or collaborators who have the direct relationships with the gaming patrons. The agents then may extend credit to the gaming patrons. Such credit facilities may or may not be secured, depending upon the creditworthiness of the borrowers and the relationship between the lender and borrower. In relatively rare circumstances, the VIP gaming promoters may extend credit directly to the gaming patrons.

AGRL’s Gaming Operations

AGRL operates through 5 wholly owned subsidiaries that were incorporated in the British Virgin Islands in 2007, listed in the table below. The principal business activities of the subsidiaries are to hold profit interest agreements with the VIP gaming promoters that assign the profit streams from the gaming related businesses of the VIP gaming promoters to the subsidiaries.

Subsidiary	Date of Incorporation
Foxhill Group Limited (“Foxhill”)	February 15, 2007
Kasino Fortune Investments Limited (“Kasino Fortune”)	February 16, 2007
Well Mount International Limited (“Well Mount”)	November 1, 2007
Link Bond International Limited (“Link Bond”)	November 1, 2007
Billion Boom International Limited (“Billion Boom”)	November 1, 2007

Foxhill, Kasino Fortune and Billion Boom are each a party to a profit interest agreement with a VIP gaming promoter, as described below. Well Mount and Link Bond are each a party to a profit interest agreement with a VIP gaming promoter that is inactive.

The major shareholders and management of AGRL’s VIP gaming promoters are members of AGRL’s management team who operate the VIP gaming promoters for the benefit of AGRL. These individuals, Messrs. Lam Man Pou, Vong Hon Kun, Leong Siak Hung, and Mok Chi Hung have extensive experience in the gaming business and long personal and business relationships among each other, some beginning as early as 1990. See the section entitled “Information About the Directors and Executive Officers” under Item 6.A. herein.

The following companies are the Promoter Companies:

VIP Gaming Promoter	Date Formed (Jurisdiction)	Location	Major Shareholder(s)	AGRL Profit Interest Agreement Party
Sang Heng Gaming Promotion Company Limited (“Sang Heng”)	March 28, 2007 (Macau)	Star World Hotel and Casino — Downtown Macau	Lam Man Pou	Kasino Fortune
Iao Pou Gaming Promotion Limited (“Iao Pou”)	May 27, 2009 (Macau)	MGM Grand Hotel and Casino — Macau	Lam Chou In	Foxhill
Champion Lion Limited (“Champion Lion”)	November 14, 2009 (British Virgin Islands)	Unicorn Hyatt Regency Casino — Jeju — Not currently operating	Leong Siak Hong and Vong Hon Kun	Link Bond
Spring Gaming Promotion Limited (“Spring”)	March 28, 2007 (Macau)	Not currently operating	Lam Man Pou
Doowell Limited (“Doowell”)	November 20, 2007 (British Virgin Islands)	T.H.E. Hotel and Casino — Jeju — Not currently operating	Lam Man Pou	Well Mount
Jinark Limited (“Jinark”)	November 20, 2007 (British Virgin Islands)	Not currently operating	Lam Man Pou
King’s Gaming Promotion Ltd. (“King’s Gaming”)	April 15, 2008 (Macau)	Venetian Resort Hotel — Cotai, Macau	Mok Chi Hung	Billion Boom

Sang Heng’s gaming promoter agreement for the operation of the VIP gaming room at the Star World Hotel and Casino in Macau was entered into with Galaxy on September 4, 2009. Iao Pou’s gaming promoter agreement for the operation of the VIP gaming room at the MGM Grand Hotel and Casino was entered into with MGM Grand Paradise on November 9, 2009. MGM Grand Paradise is the holder of a sub-concession granted by SJM. King’s Gaming’s promoter agreement for the operation of the VIP gaming room at the Venetian-Resort-Hotel on the Cotai Strip, Macau was entered into with Venetian Macau on June 21, 2010. Venetian Macau is the holder of a sub-concession granted by Galaxy.

On April 18, 2011, our board of directors approved the opening a new VIP gaming room at the Galaxy Casino, S.A. on the Cotai strip, through Sang Heng. It is currently anticipated that the VIP gaming room will have up to 12 tables and open in May 2011, subject to government approval.

The following diagram illustrates AGRL’s current corporate structure and the relationships with its VIP gaming promoters that are currently active:

To carry out their promotional activities, AGRL’s VIP gaming promoters have a team of over 1,500 gaming collaborators and junket agents who have direct relationships with VIP gaming patrons, a significant percentage of whom are mainland Chinese nationals. Junket agents compete among themselves for VIP gaming patrons primarily through personal service. The VIP gaming promoter pays commissions to its collaborators and junket agents based on the rolling chip turnover of each individual collaborator or junket agent.

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to management companies that are responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters for the three Macau operations have entered into agreements to provide such services with Pak Si Management and Consultancy Limited, pursuant to which each of Sang Heng and Iao Pou pays the manager approximately US $155,000 per month for the VIP room at Star World Hotel and MGM Grand Hotel, respectively; and King’s Gaming pays approximately US $77,500 per month for the VIP room at the Venetian-Resort-Hotel, from which the management company is responsible to pay all salaries, benefits and other expenses of operation. Total staff at each operation, including executives, is approximately 100 persons. The principal of Pak Si Management and Consultancy Limited is the sister-in-law of Mr. Vong but has no position or other relationship with AGRL or any of its VIP gaming promoters.

AGRL’s VIP gaming rooms are primarily focused on high-stakes baccarat. In 2010, baccarat accounted for approximately 90.76% of total Macau casino winnings. The AGRL VIP gaming promoter at the Galaxy Star World Hotel and Casino in Macau is paid on the basis of 1.25% of rolling chip turnover. The AGRL VIP gaming promoters at the MGM Grand Hotel and Casino  and the Macau Venetian Resort Hotel are paid on the basis of 40.25% of gaming wins before expenses; if there are losses during the relevant period, the VIP gaming promoter will reimburse the concessionaire or sub-concessionaire in accordance with the gaming promoter agreement. AGRL’s VIP gaming promoters’ gross win rate as a percentage of rolling chips turnover has historically ranged between approximately 1.1% and 4.5%. Their average historical gross win rate was 3% for the period from May 2006 to December 31, 2010. Based on an average of 2.87%, AERL’s net profit before general and administrative expenses has typically averaged 0.45% of rolling chip turnover.

Profit Interest Agreements

Current Macau laws do not allow non-Macau companies such as AGRL to directly operate a gaming promotion business in Macau. Consequently, AGRL’s gaming promotion business is operated through a series of contractual arrangements, including profits interest agreements, that enable AGRL to receive substantially all of the economic benefits of AGRL’s VIP gaming promoters and exercise effective control over those VIP gaming promoters.

Pursuant to these arrangements, each VIP gaming promoter enters into an agreement with the casino operator to operate a VIP gaming room in the casino. These agreements provide that the VIP gaming promoter receives a commission of the type described above. The VIP gaming promoter then enters into a profit interest agreement with an AGRL subsidiary, providing for the assignment to the subsidiary of 100% of the profits derived by the VIP gaming promoter from its operation of the VIP gaming room. The manner of calculation of the profit is set out in an exhibit to the profit interest agreement. All of the current profit interest agreements to which the AGRL subsidiaries are party provided that such assignments were effective on February 2, 2010, the date of the consummation of our acquisition of AGRL.

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without our consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement. In connection with the profit interest agreements, Messrs. Lam and Vong have agreed to make loans to AGRL for use by AGRL for working capital and to make loans to AGRL’s VIP gaming promoters. Pursuant to the agreement relating to such loans, such loans will be in an amount not less than approximately US $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by AERL) and not less than approximately US $45,000,000 on and after March 31, 2010 and until the agreement is terminated. At February 2, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was US $20,220,000 and as of December 31, 2010, the amount of funding advanced to AGRL by Messrs. Lam and Vong was approximately $61,066,220. This funding commitment was to terminate at the end of the fiscal quarter that AGRL’s working capital was not less than approximately US $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong. On April 18, 2011, to memorialize such loans, we issued an interest-free convertible note for $30 million to each of Mr. Lam Man Pou and Mr. Vong Hon Kun (for an aggregate amount of $60 million).  The notes expire on April 18, 2014 and are convertible into our ordinary shares at a price of $20 per share at the option of the holder and callable at our option at a price of $20 per share if the closing price of our ordinary shares for any ten consecutive trading days exceeds $25. Messrs. Lam and Vong will also guaranty to AGRL the repayment of all loans made by AGRL to the VIP gaming promoters. Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL’s election, be offset against amounts owing to Messrs. Lam and Vong by AGRL pursuant to the agreement.

AGRL’s VIP gaming promoters were the first VIP room gaming promoters to introduce the VIP gaming model of Macau into Jeju and conducted a trial run from May 1, 2008 through July 31, 2008 at the Lvegas Casino in the T.H.E. Hotel and Casino operated by TLC Leisure Co. Ltd. During the trial run, Doowell, AGRL’s VIP gaming promoter, promoted the VIP gaming rooms with rules largely identical to those of Macau in a less competitive environment. AGRL received positive feedback from the collaborators and junket agents and gaming patrons but, because of the financial turmoil that erupted just around the time of the trial run, it was unable to get funding commitments for a more permanent operation and terminated the trial.

Although we were considering expanding our operations to the island of Jeju in the Republic of Korea, we are delaying our expansion in Jeju because the continued strength of the Macau VIP gaming market makes it desirable to continue to increase our efforts there. Also, the favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju due to the fluctuation surrounding gaming wins and losses. Fixed commission revenues are based only on the amount of chips turnover, rather than the win/loss of the gaming operations. There have been no operations at Hyatt Regency Casino, Jeju, and we do not foresee any operations there in the near future.

Competition

There is a large number of VIP gaming promoters in Macau and competition among them is intense. They first compete at the level of obtaining gaming promoter agreements with concessionaires and sub-concessionaires. Then, because concessionaires and sub-concessionaires frequently enter into gaming promoter agreements with a number of VIP gaming promoters to operate VIP gaming rooms in the same hotel, they compete against each other in efforts to attract gaming patrons to their own VIP gaming rooms through their arrangements with junket agents and collaborators. Finally, they compete with VIP gaming promoters who operate in other hotels in which they don’t have a presence.

One of the most critical factors in competing successfully in this environment is the experience of management. In this regard, AGRL believes that it is favorably positioned as the owners and managers of its VIP gaming promoters have been engaged in the specialized market of VIP gaming for over 20 years and have developed an agent marketing program of over 1,500 agents with a client referral base throughout Asia. Another critical factor is the level of services that are provided to the agents and collaborators and their gaming patrons. AGRL believes that the level of such services that it provides is very high and quite competitive. A third competitive factor is the relationships that exist between the VIP gaming promoters and the agents and collaborators, on the one hand, and between the agents and collaborators and their VIP gaming patrons, on the other hand. AGRL makes great efforts to select agents and collaborators that have excellent patron relationships and to maintain strong personal relationships with them once they are selected.

Because VIP gaming promoters are almost all privately held companies, no public financial information is available as to their operations.

Business Strategy

AGRL plans to expand its operations in Macau.

AGRL believes that gaming revenue growth and visitation to Macau have been, and will continue to be, driven by a combination of factors, including: (i) Macau’s proximity to major Asian population centers; (ii) the liberalization of currency restrictions to permit Chinese travelers to take larger sums of currency out of mainland China; (iii) the increase in regional wealth, leading to a large and growing middle- and upper middle-class in China with more disposable income; (iv) infrastructure improvements that are expected to facilitate more convenient travel to and within Macau; and (v) an increasing supply of casino, hotel and entertainment offerings in Macau, including large mixed-use developments. AGRL believes that its management’s knowledge of the Macau gaming industry and expertise in VIP gaming provide it with a platform to capitalize on the opportunities in the overall growth of the Macau gaming industry.

In view of the increasing number of casinos in Macau, AGRL’s VIP gaming promoters are applying a number of strategies, including:

•
Seeking to grow AGRL’s VIP gaming promoters’ business through the development of strategically located gaming clusters in Macau to target different segments of the VIP gaming patrons. For example, we have acquired a VIP room at the Venetian Resort Hotel that targets higher middle-tier gaming patrons.

•
Having AGRL’s VIP gaming promoters continue to actively manage their portfolios by expanding and upgrading their existing services and marketing efforts in line with the AGRL’s development strategy to improve overall yield. For example, we have acquired King’s Gaming, whose VIP room in Cotai provides an alternative gaming location to downtown Macau for our patrons.

•
Increasing the number of collaborators and junket agents to promote the VIP gaming rooms. For example, we have increased our network of agents through our acquisition of King’s Gaming and through referrals from our existing agents.

•
Marketing the Star World Hotel, the MGM Grand Macau Casino Resort and the Venetian-Resort-Hotel & Casino as 5-star hotels with comprehensive attractions and facilities for top tier gaming patrons to collaborators and promoters.

•	Providing an even more comfortable and relaxing atmosphere in the VIP gaming rooms. For example, we have increased the number of service staff in our VIP gaming rooms at Starworld and MGM.

•
Expanding our presence in the Macau VIP gaming market into the Cotai Strip. Our acquisition of 100% profit interest of King’s Gaming Promotion Limited will enable us to have a presence on the Cotai Strip.  In addition, on April 18, 2011, our board of directors approved the opening of a new VIP gaming room at the Galaxy Casino, S.A. on the Cotai Strip, through Sang Heng Gaming Promotion Company Limited.  It is currently anticipated that the VIP gaming room will have up to 12 tables and open in May 2011, subject to government approval.

Marketing

Our marketing channels consist of AGRL’s collaborator and junket agent network. Collaborators and junket agent cultivate relationships with high-tier gaming patrons, who they bring the VIP gaming rooms. The collaborators and junket agents typically maintain these relationships by arranging the patrons’ transport, accommodations, eating, and entertainment. Gaming credits may also be issued to the patrons to promote turnover in the VIP gaming rooms. For additional details regarding such gaming credits, please refer to “–Governmental Regulation–Macau–Law No. 5/2004, Enacted on June 14, 2004.

Governmental Regulation–Macau

The operation of casino games or other games authorized by the Macau government is subject to general administrative, civil and criminal laws and to the specific gaming laws. Law No. 16/2001 (the “Macau Gaming Law”) introduced and established the legal framework and the principal rules for the operation of casino games and sets out the governing framework for regulation of casinos in Macau.

The concession regime restricts the operation of casino games to private companies incorporated in Macau that have concessions granted by the MSAR pursuant to the concession contracts and applicable gaming laws and regulations. Pursuant to the Macau Gaming Law, the MSAR granted concessions to SJM, Wynn Macau and Galaxy under an international public tender. The Macau government also authorized three sub-concessions, one by Galaxy to Venetian Macau, one by SJM to MGM Grand Paradise and one by Wynn Macau to Melco PBL. It is provided under SJM’s concession, as well as in Galaxy’s and Wynn Macau’s concession contracts, that the concessionaires cannot enter into sub-concessions without the authorization of the Macau government. The Macau government has stated in public announcements that only three sub-concessions will be permitted.

The DICJ’s Role and Authority

The DICJ is the primary regulator and supervisory institution of the MSAR’s gaming industry. The DICJ plays an active role in fulfilling the objectives set forth in the Macau Gaming Law. The main objectives of the Macau Gaming Law are (i) that concessionaires and sub-concessionaires carry on adequate operation of casino games or other forms of gaming, (ii) that parties involved in the operation, management and supervision of casino games or other forms of gaming are eligible to perform their functions and undertake respective responsibilities, (iii) that operation of casino games or other forms of gaming is performed in a just, honest manner and free from criminal influences and (iv) that MSAR’s public interests relating to special gaming tax and other contributions are well protected by maintaining effective controls and procedures.

Among other requirements, concessionaires and sub-concessionaires are required to submit to the DICJ for record or inspection all significant documentation and periodic reports regarding their business and operation, as well as to submit to the DICJ all matters requiring the Macau government’s approval or authorization as required by laws, the concession or sub-concession contracts, as applicable (such as changes in shareholding structure, changes in control, directorship and key employees, gaming equipment and other matters related to operation of casino games).

In addition, the DICJ is responsible for assessing the taxes and other amounts payable by concessionaires and sub-concessionaires to the MSAR. The DICJ continuously monitors concessionaires’ and sub- concessionaires’ daily operations and tabulation of net-win generated from casino games including casino table games and slot machines through various control procedures conducted in the casinos.

Gaming Commission

The Macau Gaming Commission was created by the MSAR Chief Executive’s Dispatch No. 120/2000, of July 4, 2000, further amended by Dispatch No. 194/2003. The Gaming Commission is a specialized commission directly reporting to and presided over by the MSAR Chief Executive, with the responsibility to formulate policies and facilitate the development of Macau’s gaming operations and relevant regulatory framework.

Regulations Relating to Macau’s Gaming Industry

The following are the pertinent laws and regulations relating to us and the gaming industry in Macau:

The Macau Gaming Law.  The Macau Gaming Law established the legal framework and the principal rules for the operation of casino games or other forms of gaming in the MSAR. It sets forth the objectives of the legal system governing the operation of casino games and it defines the permitted types of casino games, places, locations and periods for operation. It further sets forth principal rules for the concession regime and provides for obligations of the concessionaires including submitting their accounts and records to the Macau government, and special gaming tax to the MSAR.

Administrative Regulation No. 26/2001 (“Gaming Tender Regulation”).  The Gaming Tender Regulation, as amended, sets forth the terms of the public tender procedures for the granting of concessions for the operation of casino games and the eligibility and financial capacity requirements of bidders (also applicable to the sub-concessions).

The Rules of Casino Games.  The Macau government has promulgated additional rules to supplement the rules of casino games set forth in Section 55 of the Macau Gaming Law. These supplemental rules were approved by the External Dispatches of the Secretary for Economy and Finance, which set out or renewed the detailed procedures and rules of certain casino games, namely football poker, wheel of fortune, baccarat, soccer poker, black jack, fish-prawn-crab, roulette, Q poker, fan-tan and stud poker.

Law No. 5/2004, Enacted on June 14, 2004 (“Gaming Credit Law”).  The Gaming Credit Law governs the granting of gaming credit in the MSAR and authorizes the (i) concessionaires, (ii) sub-concessionaires and (iii) VIP gaming promoters who enter into a contract with a concessionaire or sub-concessionaire to grant gaming credits. Pursuant to the Gaming Credit Law, the granting of gaming credit is limited to the following three circumstances: (i) a concessionaire or a sub-concessionaire as a creditor may grant gaming credits to a gaming patron as a borrower; (ii) an authorized gaming promoter as a creditor may grant gaming credits to a gaming patron as a borrower; or (iii) a concessionaire or a sub-concessionaire as a creditor may grant gaming credits to an authorized gaming promoter as a borrower. It also forbids the assignment or transfer in any form of the power to grant gaming credits. However, for the past 20 years, it has been customary practice in Macau that casinos issue credits to VIP gaming promoters in the form of nonnegotiable chips that can only be used by patrons in that gaming promoter’s VIP gaming room. The chips may not be redeemed for cash or exchanged for negotiable chips or other goods or services. The VIP gaming promoters then issue such credits, or their own credits, to gaming patrons either directly or through junket agents and collaborators who in turn extend the credits to patrons. The junket agents and collaborators act as a customer representative between the VIP gaming promoters and the patrons, and are representatives of the patrons. Therefore, the credits extended by VIP gaming promoters to junket agents and collaborators are actually credits issued to gaming patrons under the Gaming Credit Laws. The Gaming Credit Law provides for the obligations of the credit grantors towards the DICJ and scope of the DICJ’s supervision. Specifically, the granting of gaming credits is enforceable as a civil debt pursuant to Article 4 of the Gaming Credit Law.

Law No. 8/96/M, Enacted on July 22, 2002 (“Law on Illicit Gaming”).  The Law on Illicit Gaming prohibits all forms of operation, promotion or assistance to gaming outside the authorized areas, as well as any fraudulent gaming in authorized areas, or any unlicensed granting of loans or gaming credits to gaming patrons.

Administrative Regulation No. 27/2009, Enacted on August 10, 2009.  As a result of the amendments made to Administrative Regulation No. 6/2002 by the recently enacted Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau government now has the authority to issue a dispatch implementing the 1.25% Gaming Promoter commission cap, as agreed between all concessionaires and sub-concessionaires.

The commission cap became effective on December 1, 2009. The amendment sets forth standards for what constitutes a commission to VIP gaming promoters, including all types of payments, either monetary or otherwise, that are made to Gaming VIP gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on VIP gaming promoters, concessionaires and sub-concessionaires to report regularly to the DICJ and imposes fines or other sanctions for non-compliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to VIP gaming promoters.

Compulsory Licensing and Registration Requirements for VIP Gaming Promoters.  The DICJ initiated the first licensing process in Macau for gaming promoters, under the transition arrangements introduced by the Gaming Promoters Regulation. Gaming promoters must also be registered with one or more than one concessionaire or sub-concessionaire, unless otherwise restricted by contract. The gaming promoters must also execute a contract with the concessionaire or sub-concessionaire after obtaining gaming promoter licenses.

The Gaming Promoters Regulation restricts the operation of gaming promotion to licensed corporate entities, commercial partnerships or individuals that are registered as entrepreneurs with the MSAR Finance Department and meet the relevant requirements promulgated by the DICJ. In order to obtain a license for gaming promotion, the applicant must submit its application for suitability assessment by the DICJ, which includes assessment of the suitability of the gaming promoters’ key employees. When the gaming promoter is a commercial partnership or a company, the suitability of the gaming promoter’s directors and shareholders holding 5% or more of the share capital is also assessed. A gaming promoter license is valid until December 31st in the year it is granted and can be renewed each year upon submission of an application to the DICJ. The renewal application must include a signed declaration by the legal representative of the relevant concessionaire that it is the intention of the concessionaire to operate with such gaming promoter in the following year. Gaming promoters that are sole proprietors are subject to compulsory assessment of their suitability every three years, and gaming promoters that are commercial partnerships or companies are subject to compulsory assessment every six years. Extraordinary suitability assessment may be conducted also by the DICJ.

Concessionaires and sub-concessionaires are jointly liable to the Macau government for the activities conducted by the gaming promoters, gaming promoters’ employees, collaborators and junket agents within their respective casino premises. Gaming promoters are jointly liable for the activities of their employees and collaborators within the casino premises of concessionaires and sub-concessionaires and for their compliance with applicable laws and regulations. Failure by the gaming promoters or the concessionaires or sub-concessionaires to fulfill their major obligations under the Gaming Promoters Regulation may result in the following consequences:

•	the issue of a non-suitability report;

•	refusal to grant a new gaming promotion license or to renew an existing license;

•	upon notice by the concessionaire or sub-concessionaire to the DICJ, suspension of the gaming promotion activities of gaming promoters; and

•	administrative liability arising out of violation of the Gaming Promoters Regulation without prejudice of contractual liability of the gaming promoter towards the concessionaire.

Major Obligations Imposed Upon Gaming Promoters.  VIP gaming promoters in Macau are required to comply with the following obligations:

•
to register with concessionaires or sub-concessionaires and operate under the terms agreed in a written contract submitted to the DICJ (including, in particular, the amount and payment method of commissions or other agreed remunerations, the nature of their activities in the casinos, including the designation of any gaming rooms or other premises within the casinos, the amounts and forms of required securities and guarantees and the waiver indicating that concessionaires or sub-concessionaires and gaming promoters agree to submit to the exclusive jurisdiction of the MSAR courts and defer to Macau Laws);

•	to execute written contracts with their collaborators and submit copies of such contracts to the DICJ;

•
to submit annually, through concessionaires or sub-concessionaires, a list containing the identification of their chosen collaborators for the following year, and copies of their identification documents and no criminal record certificates or equivalent documents to the DICJ for approval;

•	to comply with laws and regulations relating to gaming promoters and gaming promoter related announcements and instructions issued by the DICJ;

•	to accept auditing carried out by the DICJ and the MSAR Finance Department;

•	to make all books and records available for the inspection and review by the DICJ and the MSAR Finance Department and provide any additional information and materials upon their request;

•	to perform all contractual obligations, especially obligations to gaming patrons;

•	to comply with the reasonable instructions issued by the concessionaires or sub-concessionaires to the extent that such instructions do not interfere with the gaming promoters’ autonomy;

•	to perform all contractual obligations stipulated in the written contracts with concessionaires or sub-concessionaires; and

•	to comply with all legal and regulatory requirements required by the laws and regulations of the MSAR.

Major Obligations Imposed Upon Concessionaires and Sub-Concessionaires.  Concessionaires and sub-concessionaires in Macau are required to comply with the following obligations with respect to their gaming promoters:

•
to submit to the DICJ annually a list of gaming promoters with whom they intend to operate in the following year (the Macau government, through the DICJ, determines annually the maximum number of gaming promoters and issues licenses to the gaming promoters identified in lists provided to it by the concessionaires and sub-concessionaires);

•
to submit to the DICJ, prior to the 10th of each month, a detailed list of the amounts of commissions or other remunerations paid to each gaming promoter in the previous month, as well as the amounts of taxes withheld;

•	to prepare and maintain an updated list of the names of registered gaming promoters, their directors, key employees and collaborators for submission to the DICJ quarterly;

•	to inform the DICJ or proper authorities of any fact that may affect the solvency of their gaming promoters;

•	to maintain and update the book records with their gaming promoters;

•	to supervise the activities of their gaming promoters, in particular their compliance with legal and contractual obligations;

•	to inform the authorities of any potential criminal activity by their gaming promoters, in particular potential money laundering activities;

•	to promote a healthy relationship with registered gaming promoters;

•	to settle commissions or other remunerations agreed upon with their gaming promoters in a timely manner; and

•	to pay withholding taxes for their gaming promoters in a timely manner.

Anti-Money Laundering Regulations

The MSAR has been a member of the Asia/Pacific Group on Money Laundering (“APG”) since 2000. As a member of APG, the MSAR undertook, between 1990 and 2004, to implement the 40 recommendations and nine special recommendations of the Financial Action Task Force on Money Laundering (“FATF”), an inter-governmental body created in 1989 to develop and promote policies to combat money laundering and terrorist financing. As at July 24, 2007, the APG and Offshore Group of Banking Supervisors (“OGBS”), in their “Mutual Evaluation Report on Macau, China Against the FATF 40 Recommendations (2003) and 9 Special Recommendations,” determined that, despite non-compliance with Special Recommendation 9 relating to cross-border declaration and disclosure, Macau had demonstrated a strong commitment towards implementing laws and institutional bodies to enhance its compliance with international anti-money laundering standards. The MSAR Legislative Assembly approved a new anti-money laundering law on March 23, 2006 to combat money laundering by further strengthening the record-keeping and reporting requirements relating to suspicious activities.

The following are the pertinent laws and regulations relating to the anti-money laundering regulations in Macau that have recently been enacted:

Law No. 2/2006, Published in Macau Official Gazette No. 14 of 3 April 2006.  This law requires casino operators, concessionaires, sub-concessionaires, gaming promoters, and other entities such as financial institutions, insurance companies, exchange houses, money remittance companies and professionals to assist the Macau government in its efforts to combat money laundering activities. Corporate entities and associations are responsible and liable for money laundering when the crime is committed in their name and corporate interest be either (i) their corporate bodies or representatives, or (ii) a person under their authority, when the crime became possible by virtue of an unlawful breach of the vigilance or control duties pending on such entity.

Section 34 of the Gaming Law.  This section imposes a duty on the external auditors of the concessionaires, sub-concessionaires and managing companies of gaming operations to inform the DICJ and the Finance Department about any facts that may give rise to a suspicion of that entity, the members of that relevant corporate bodies or their employees of being involved in money laundering.

Section 30 of the Gaming Promoters Regulation.  This section provides that the concessionaires and sub-concessionaires must inform the relevant authorities about any fact indicating gaming promoters and their collaborators involved in acts of money laundering.

Legislative Developments

In order to better address the needs of the existing concession regime and to facilitate the modernization of the gaming industry in the MSAR, the Macau government and its Legislative Assembly have been revising the existing gaming regulations and are expected to enact new legislation or amend existing legislation to strengthen the legal framework on gaming activities. The MSAR Legislative Assembly enacted legislation in 2004 allowing concessionaires or sub-concessionaires to extend gaming credits to gaming patrons and to enforce gaming debts. Future legislation may cover operation of gaming areas, gaming chips and tokens, slot machines and offenses related to gaming and may change or update existing legislation.

Environmental Regulations

All organizations in Macau have to comply with the environmental principles of the environmental protection policy according to the Macau Ordinance, namely in respect of noise, pollution and construction nuisance. AGRL does not believe that it is in violation of any environmental laws.

Labor and Safety Regulations

Pursuant to Macau laws and regulations, Macau employers must register their employees under the mandatory Social Security Fund, make social security contributions for each of its employees and contract insurance to protect the rights and interests of their employees in the event of working accident and/or professional disease. AGRL believes that it is in compliance with all such regulations.

Seasonality

Typically, holiday periods in China, such as the New Year, the National Day, the Labour Day and the Mid-Autumn Festival, when many people in China take vacations, show peaks in gambling activity. Because AGRL has operated for only a few years and has experienced large growth from its inception, its results to date do not reflect any such peaks. However, as its business matures, it expects that it will experience peaks of activity at the times of holidays.

Legal Proceedings

AGRL is not involved in any legal proceedings that are anticipated to have a material effect on its business, financial position, results of operations or liquidity, nor is AGRL aware of any proceedings that are pending or threatened that may have a material effect on its business, financial position, results of operations or liquidity. From time to time AGRL is subject to legal proceedings and claims in the ordinary course of business, certain of which would be covered by insurance. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

C.	Organizational Structure

The following diagram illustrates AGRL’s corporate structure and the relationships with its VIP gaming promoters that are currently active:

Please refer to the section titled “AGRL’s Gaming Operations” under Item 4.B. herein for additional information about our organizational structure.

D.	Property, plant and equipment

We lease a building located at Alameda Drive, Carlos d’Assumpcao; No. 181-187 Centro Commercial; c/o Grupo Brilhantismo; 12 Andar; Macau, which we use for our administrative offices. Rent is $2,315 per month.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors.

You should read the following management discussion and analysis (“MD&A”) in conjunction with the consolidated and combined financial statements and related footnotes thereto included in this Annual Report.

Overview

We are a holding company that conducts our primary business operations through our wholly owned subsidiary, AGRL, and its subsidiaries.

We were incorporated in the Cayman Islands on September 24, 2007 under the name “CS China Acquisition Corp.” for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in the People’s Republic of China (including Hong Kong and Macau).

Prior to the business combination with AGRL, we had no operating business.

On February 2, 2010, we acquired all of the outstanding securities of AGRL from Spring Fortune, resulting in AGRL becoming our wholly owned subsidiary. Upon the business combination with AGRL, we changed our name to “Asia Entertainment & Resources Ltd.”

AGRL was incorporated on May 2, 2007 in Hong Kong. It is an investment holding company of subsidiaries that, through profit interest agreements with affiliated companies known as VIP gaming promoters, are entitled to receive all of the profits of AGRL’s VIP gaming promoters from VIP gaming rooms promoted by AGRL’s VIP gaming promoters in casinos at major hotels in Macau.

The acquisition of AGRL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of a majority of the outstanding ordinary shares immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, in accordance with the provisions of FASB ASC Topic 805 Business Combinations. Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and are recorded at the historical cost basis of AGRL. Our assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition.

Foxhill, Billion Boom, and Kasino Fortune are the major subsidiaries of AGRL, which have relationship with AGRL’s VIP gaming promoters.

Upon the closing of our acquisition of AGRL, the Promoter Companies became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies.

Management’s determination of the appropriate accounting method with respect to the AGRL variable interest entities is based on FASB ASC Topic 810, “Consolidation of Variable Interest Entities”. AGRL consolidates the VIEs in which it is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies will be consolidated with those of AGRL for all periods subsequent to the closing of the acquisition of AGRL by AERL.

We completed the acquisition of the right to 100% of the profit derived by King’s Gaming for the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau in November 2010. We received a fairness opinion on the acquisition.

Sang Heng, King’s Gaming, and Iao Pou are promoters of VIP gaming rooms, which are private room gaming facilities in casinos in Macau.

The gaming industry in Macau is somewhat seasonal in nature as a result of the various week-long holidays celebrated in China which increases the number of patrons who visit our VIP gaming rooms. The most significant holidays which impact our revenue by quarter are as follows:

Quarter
1	Chinese New Year Celebration
2	Labor Day Golden Week
3	None
4	National Day Golden Week

Highlights

When compared to that of the period ended December 31, 2009, we performed substantially better in the period ended December 31, 2010. Our revenue growth in the year ended December 31, 2010 was 110%, which far exceeded the overall growth in Macau of 58%. Our operating income including pre-acquisition profit growth in the year ended December 31, 2010 was 140%. The following factors contributed to our improved performance:

•	Gaming in Macau has had revenue growth of 57.8% year-over-year in 2010;

•	Organic growth in both retained earnings and our network of agents;

•	Increased cage capital as a result of the recent warrant exercises of $35.5 million;

•
The relocation of the Spring VIP Room at Grand Waldo Hotel and Casino to the Iao Kun VIP Room at the MGM Grand Hotel and Casino, which has resulted in a market shift from lower tier patrons to middle and high tier patrons;

•	The increase in the number of tables from four at Grand Waldo Hotel and Casino to eleven at the MGM Grand Hotel and Casino, during 2010, which have been reduced to six during 2011;

•	The increase in the number of tables from six to eleven at the Iao Kun VIP Room at the Star World Hotel and Casino, during 2010, which has been increased to twelve during 2011;

•	The rapidly emerging “rich” class of Chinese year over year;

•	The resurgence of the Chinese economy after the slowdown in the second half of 2008 and the first half of 2009; and

•	The acquisition of King's Gaming effective November 1, 2010;

•
The Iao Kun VIP Room at the Star World Hotel and Casino changing its commission structure from win/loss split to a fixed percentage commission on rolling chip turnover, and with this change we can concentrate its marketing efforts to increase the number of patrons and the amount of play at the Iao Kun VIP Room. This would result in higher fixed commission income. The Iao Kun VIP Room at the Star World Hotel and Casino and King's Gaming contributed over 81.1% of our business and 83.3% of our revenue in 2010.

•
Our overall performance for the year ended December 31, 2010 was impacted by the low win rate at the Iao Kun VIP Room at the MGM Grand Hotel and Casino which was 2.31% for the year. Assuming the Iao Kun VIP room in MGM Hotel and Casino adopts the 1.25% fixed commission scheme the earnings derived from the chips turnover at the VIP room would increase by approximately US$3.3 million.

Year ended December 31, 2010 Compared to Year ended December 31, 2009

The following table sets forth certain information regarding our results for the year ended December 31, 2010 and 2009 (all figure are in $ thousands except ratios and percentages).

	Year Ended December 31, 2010	Year Ended December 31, 2009	2010 to 2009
Revenue from VIP gaming operations	$127,036	$60,480	110%
Commission to agents	$76,608	$39,146	96%
Selling, general and administrative expenses	$11,247	$5,271	113%
Operating income including pre-acquisition income	$37,296	$15,545	140%
Operating income (including pre-acquisition income)/Revenue from VIP gaming operations	29.36%	25.70%

Rolling Chip Turnover Ratios

Rolling chip turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets gaming patrons make. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips.

Rolling chip turnover ratios are calculated based upon percentages of rolling chip turnover, represent the growth in revenues, expenses and income in comparison to the growth in gaming volume and investors and management to asses the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results related to our rolling chip turnover and certain performance ratios, for the years ended December 31, 2010 and 2009 (all figures are in thousands except for ratios and percentages).

	Year Ended December 31, 2010	Year Ended December 31, 2009	2010 to 2009
Rolling Chip Turnover	$10,423,462	$5,192,657	101%
Revenue from VIP gaming operations/Rolling Chip Turnover	1.22%	1.16%
Commission to agents/Rolling Chip Turnover	0.73%	0.75%
Selling, general and administrative expenses/Rolling Chip Turnover	0.11%	0.10%
Operating income (including pre-acquisition income)/Rolling Chip Turnover	0.36%	0.30%

Revenue from VIP gaming promotion was $127,036,361 for the year ended December 31, 2010, as compared to $60,479,937 for the year ended December 31, 2009, an increase of 110%. Rolling chip turnover has increased by $5,230,804,781, or 100.7%, in the year ended December 31, 2010 as compared to that of the same period in 2009, principally as a result of the following factors:

(i)
successfully transitioning the Iao Kun VIP room in the Star World Hotel and Casino in Downtown Macau to a fixed 1.25% commission on rolling chip turnover effective October 2009, thereby reducing volatility during a particular quarter and having the effect that an increase in rolling chip turnover would result in a higher net income (the Company has also requested this change for the Iao Kun VIP room at the MGM Hotel and Casino). Had the Iao Kun VIP room in the Star World Hotel and Casino continued under the win/loss split revenue model, revenues would have been approximately $6,377,000 less during 2010;

(ii)
we relocated our VIP room to the MGM Hotel and Casino during June 2009 which resulted in an increase in the number of tables from four at the Grand Waldo Hotel and Casino to eleven at the MGM Hotel and Casino, which is a more widely known and upscale facility. Rolling chip turnover at the MGM Hotel and Casino averaged approximately $163,840,000 per month during 2010, while rolling chips turnover at the Grand Waldo Hotel and Casino averaged approximately $25,544,000 per month during its five months of operations in 2009. The increase in the number of tables, as well as the reputation of the MGM Hotel and Casino’s VIP gaming room facilities, attracted patrons with higher betting limits;

(iii)	the Macau gaming markets’ continued recovery from the impact of the global economic crisis;

(iv)	the acquisition of King’s Gaming effective November 1, 2010, which contributed approximately $4,641,000 of revenue during 2010; and

(v)
increased cage capital as a result of shareholder loans, reinvesting profits and the warrant exercises of $35.5 million. Generally, for each $1 of cage capital, we receive a return of approximately 40%. Our gross profit prior to corporate overhead costs is approximately 45% of revenues, and our corporate overhead costs are approximately 5% of revenues.

Revenue for the year ended December 31, 2010 from VIP gaming promotion increased in proportion to the increase in rolling chip turnover because of the successful transition of the Iao Kun VIP room in the Star World Hotel and Casino in Downtown Macau to a fixed 1.25% commission on rolling chip turnover effective October 2009. The fixed commission of 1.25% is effectively equivalent to 2.9% of gross win as a percentage of rolling chip turnover based on a 43% win share (2.9% x 0.43 = 1.25%). Gross win rates for the year ended December 31, 2010 were 2.31% (Iao Kun VIP room at the MGM Hotel and Casino only) and 2.60% (overall), respectively. Subsequent to December 31, 2010, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel and Iao Pou decreased the number of gaming tables from 11 to 6 at the MGM Grand Hotel in the respective VIP gaming rooms. The reduction of tables at the MGM Hotel and Casino is not expected to impact our revenues due to the win/loss split revenue model at the MGM Hotel and Casino and our concentration of our business at our other VIP rooms, which are under the fixed 1.25% commission revenue model.

Revenues from VIP gaming promotion, as a percentage of rolling chip turnover, increased 4.6% to 1.22% during the year ended December 31, 2010, up from 1.16% during the year ended December 31, 2009 due to the transition of the VIP room in the Star World Hotel and Casino in Downtown Macau to the fixed commission of 1.25%. The VIP room in the Star World Hotel and Casino constitutes over 80% of the Company’s revenue. In addition, the gross win rate for the Iao Kun VIP room in MGM Hotel and Casino was 2.31% for the year ended December 31, 2010, below the effective gross win average of 2.9% under the 1.25% fixed commission scheme. Assuming the Iao Kun VIP room in MGM Hotel and Casino adopts the 1.25% fixed commission scheme the earnings derived from the chips turnover at the VIP room would increase by approximately US$3.3 million.

Availability of cage capital has the most significant impact on revenues. During 2010, additional cage capital was made available as a result of the warrant exercises in October 2010 of $35.5 million, reinvestment of profits and additional shareholder loans. Approximately 81.1% of our revenues are based upon a fixed commission on rolling chips turnover, which has reduced the risks associated with our revenues. As a result, we are able to concentrate our marketing efforts and increase our rolling chips turnover. Rolling chips turnover is impacted by the availability of cage capital. The industry average monthly rolling chips turnover ranges from 6 to 10 times of cage capital. Therefore, with the increase in cage capital, we can increase our rolling chips turnover, which then results in increased revenues under the fixed commission revenue model.

The commission paid to agents increased by $37,461,302, or 95.7%, during the year ended December 31, 2010 as compared to the same period in 2009 as a result of an increase in rolling chip turnover. The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.73% in the year ended December 31, 2010, down from 0.75% for the year ended December 31, 2009 as a result of Macau government policy to cap the commission that the casinos offer to the promoters.

Sales, general and administrative expenses increased by approximately $5,976,000 or 113.4%, during the year ended December 31, 2010 as compared to that of the same period in 2009. The increase included administrative overhead costs as a result of our first year as a public company, including legal and professional fees associated with our merger, registration statements and other regulatory filings of $1,768,000. Management salaries and director fees increased approximately $1,275,000 as a result of new employment contracts and director fees initiated in 2010. Management fees increased approximately $1,532,000 as a result of the expansion of operations at the Iao Kun VIP room in the Star World Hotel and Casino in Downtown Macau from six tables in 2009 to eleven tables in 2010 and the relocation of our VIP room to the MGM Hotel and Casino during June 2009 which resulted in an increase in the number of tables from four at the Grand Waldo Hotel and Casino to eleven at the MGM Hotel and Casino, as well as the addition of King's Gaming in November 2010. Additional increased operating costs in the three VIP rooms were approximately $943,000 as a result of our expanded operations and the addition of King's Gaming. Our investor relations expenses were approximately $221,000 in 2010, while we had no investor relations expenses as a private company in 2009. Our acquisition costs for King's Gaming were approximately of $242,000, while we had no acquisitions in 2009.

The special rolling tax increased by $525,658, or 101.7%, during the year ended December 31, 2010 as compared to that of the same period in 2009 as a direct result of an increase in rolling chip turnover.

Amortization expense for the year ended December 31, 2010 was $843,061 as a result of the acquisition of King's Gaming. It is expected that amortization expense will be approximately $5,056,000 for the year ended December 31, 2011.

Operating income, including pre-acquisition profit, was $37,296,250 for the year ended December 31, 2010 as compared to $15,545,463 for the year ended December 31, 2009, an increase of approximately 140%, principally as a result of (i) AERL successfully transitioning the Iao Kun VIP room in the Star World Hotel and Casino in Downtown Macau to a fixed 1.25% commission on rolling chip turnover effective October 2009, thereby reducing volatility during a particular quarter and an increase in rolling chip turnover would result in a higher net income (the Company has also requested this change for the Iao Kun VIP room at the MGM Hotel and Casino); (ii) the increase in the number of tables from four at the Grand Waldo Hotel and Casino to eleven at the MGM Hotel and Casino after the relocation of the VIP room; (iii) the Macau gaming markets continued recovery, from the impact of the global economic crisis; (iv) the acquisition of King's Gaming effective November 1, 2010; and (v) increased cage capital as a result of reinvesting profits and the warrant exercises of $35.5 million.

EPS for the year ended December 31, 2010 was $2.33 based on a basic weighted average share count of 14,177,408 and $1.88 based on a fully diluted weighted average share count of 17,571,255. The fully diluted share count includes 12,050,000 ordinary share equivalents to be issued for earning incentives and ordinary share equivalents for the issuance of a total of 1,440,000 shares and warrants issuable upon the exercise of a unit purchase option granted to the representative of the underwriters of its initial public offering and shares issuable upon exercise of the warrants included in such option and 19,916 ordinary share equivalents for director compensation.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

The following table sets forth certain information regarding our results for the year ended December 31, 2009 and 2008 (all figures are in thousands except ratios and percentages):

	Year Ended December 31, 2009	Year Ended December 31, 2008	2009 to 2008
Revenue from VIP gaming operations	$60,480	$51,021	18.5%
Commission to agents	$39,146	$25,051	56.3%
Selling, general and administrative expenses	$5,271	$5,479	(3.8)%
Operating income including pre-acquisition income	$15,545	$20,195	(23.0)%
Operating income (including pre-acquisition income)/Revenue from VIP gaming operations	25.70%	39.58%

The following table sets forth certain information regarding our results related to our rolling chip turnover and certain performance ratios, for the years ended December 31, 2009 and 2008 (all figures are in thousands except for ratios and percentages).

	Year Ended December 31, 2009	Year Ended December 31, 2008	2009 to 2008
Rolling Chip Turnover	$5,192,657	$3,191,972	62.7%
Revenue from VIP gaming operations/Rolling Chip Turnover	1.16%	1.60%
Commission to agents/Rolling Chip Turnover	0.75%	0.78%
Selling, general and administrative expenses/Rolling Chip Turnover	0.10%	0.17%
Operating income (including pre-acquisition income)/Rolling Chip Turnover	0.30%	0.63%

Revenue from VIP gaming promotion was $60,479,937 for the year ended December 31, 2009, as compared to $51,021,223 for the year ended December 31, 2008, an 18.5% increase. Rolling chip turnover has increased by the amount $2,000,684,600, or 62.7%, in the year ended December 31, 2009 as compared to that of the same period in 2008, principally as a result of (i) one of the Promoter Companies having relocated its lower-tier VIP gaming room from the Grand Waldo Hotel & Casino in the Cotai Strip area of Macau to the MGM Hotel and Casino in downtown Macau and (ii) the Promoter Companies having almost tripled the number of gaming tables from four at Grand Waldo to eleven at the MGM Hotel and Casino. Revenue from VIP gaming promotions did not increase in proportion to the increase in rolling chip turnover because of the lower gross win rate.

As a result of the relocation from the Grand Waldo Hotel & Casino in the Cotai Strip area of Macau to the MGM Hotel and Casino in downtown Macau, the average chips turnover per table per month increased from $6,384,343 for the five months prior to relocation to $26,908,209 for the seven months subsequent to relocation, an increase of 321% as a result of relocation.

As a result of the increase of gaming tables from four at Grand Waldo Hotel & Casino to eleven at the MGM Hotel and Casino, the average chips turnover per month increased from $25,544,000 for the five months prior to relocation to US$295,988,321 for the seven months subsequent to relocation, an increase of 1,059% as a result of the increase of gaming tables.

Additionally, revenues increased from $12,008,000 at the Grand Waldo Hotel & Casino for the full year ended December 31, 2008 to $20,687,000 at the MGM Hotel and Casino for the seven months of operations during 2009.

Gross win, as a percentage of rolling chip turnover, decreased 25.2% to 2.5% during the year ended December 31, 2009 as compared to 3.3% during the year ended December 31, 2008. While gross win rates decreased during the year ended December 31, 2009, management believes that, over time, industry average gross win rates (approximately 2.80% – 3.00%) will be realized.

The Promoter Companies’ share of net gaming wins increased $11,740,255 or 27.6% in the year ended December 31, 2009 as compared to the same period in 2008, the increase is not in proportion to the increase in rolling chip turnover during the year ended December 31, 2009, principally as a result of gross win rates decreasing substantially in five calendar months during the year 2009, and the Iao Kun VIP Room at Star World changing its commission structure to a fixed percentage commission rate on rolling chip turnover. The fixed commission of 1.25% is effectively equivalent to 2.9% of gross win as a percentage of rolling chip turnover based on 43% win share (2.90% × 0.45 = 1.25%). These factors outweighed the favorable contribution from the relocation of the Spring VIP Room to the MGM Hotel and Casino and the increase in the number of tables from four at Grand Waldo to eleven at the MGM Hotel and Casino. In order to eliminate this unnecessary volatility during a particular interim period, the Promoter Companies intend to change their commission income from sharing in net win and losses in the VIP gaming rooms to a fixed percentage commission rate on rolling chip turnover. With this system change, the increase in rolling chip turnover would result in a higher net income. This has started with the Iao Kun VIP Room at the Star World Hotel and Casino effective in October 2009 and a request for such change has also been lodged for the Iao Kun VIP Room at the MGM Hotel and Casino.

Fees and incentives decreased by the amount of $2,235,365 or 26.6% in the year ended December 31, 2009 as compared to that of the same period in 2008, principally as a result of (i) a decrease in fees and incentives from T.H.E Hotel and Casino in Jeju because of the absence of gaming operations in Jeju after completion of the trial period in 2008, (ii) an increase in the win / loss allocation basis from 40.25% to 45%, which commenced in May 2008 for the Star World Iao Kun VIP Room, resulted in lower allowance fees for the Promoter Companies and therefore their incentives and (iii) Iao Kun VIP Room is no longer entitled to receive fees and incentives after the change to receive their commission income to a fixed percentage commission rate of 1.25% based on rolling chip turnover effective in October 2009 and thereafter.

The special rolling tax increased by an amount of $220,767 or 74.5% during the year ended December 31, 2009 as compared to that of the same period in 2008 as a result of an increase in rolling chip turnover.

The commission paid to agents increased by an amount of $14,095,521 or 56.3% during the year ended December 31, 2009 as compared to the same period in 2008 as a result of an increase in rolling chip turnover.

We expect this expense will decline in the future since the amounts paid to junket agents should likely decline following the government’s announcement of its intention to cap the commission rate offered to the gaming promoters.

Selling, general and administrative expenses decreased by an amount of $226,442 or 3.8% during the year ended December 31, 2009 as compared to that of the same period in 2008 as a result of the absence of gaming operations in Jeju.

Total comprehensive income, which includes a foreign currency translation adjustment, was $(18,505) for the year ended December 31, 2009 as compared to $0 for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The following table sets forth certain information regarding our results for the year ended December 31, 2008 and 2007 (all figures are in thousands except ratios and percentages):

	Year Ended December 31, 2008	Year Ended December 31, 2007	2008 to 2007
Revenue from VIP gaming operations	$51,021	$36,248	40.8%
Commission to agents	$25,051	$18,309	36.8%
Selling, general and administrative expenses	$5,479	$4,382	25.0%
Operating income including pre-acquisition income	$20,195	$13,260	52.3%
Operating income (including pre-acquisition income)/Revenue from VIP gaming operations	39.58%	36.58%

The following table sets forth certain information regarding our results related to our rolling chip turnover and certain performance ratios, for the years ended December 31, 2008 and 2007 (all figures are in thousands except for ratios and percentages).

	Year Ended December 31, 2008	Year Ended December 31, 2007	2008 to 2007
Rolling Chip Turnover	$3,191,972	$2,807,787	13.7%
Revenue from VIP gaming operations/Rolling Chip Turnover	1.60%	1.29%
Commission to agents/Rolling Chip Turnover	0.78%	0.65%
Selling, general and administrative expenses/Rolling Chip Turnover	0.17%	0.16%
Operating income (including pre-acquisition income)/Rolling Chip Turnover	0.63%	0.47%

Revenue from VIP gaming promotion was $51,021,223 for fiscal year 2008, as compared to $36,247,972 for fiscal year 2007, a 40.8% increase. Revenue increased because (i) rolling chip turnover increased by an amount of $384,185,906 or 13.7%, in fiscal year of 2008 as compared to that of the fiscal year of 2007, principally as a result of (x) the Iao Kun VIP Room in Jeju commencing trial operations in Lvegas Casino at T.H.E Hotel and Casino and (y) the upgrading of the Star World Iao Kun VIP Room to high tier VIP gaming patrons, and (ii) gross win, as a percentage of rolling chip turnover, increased 19.9% to 3.3% in the fiscal year of 2008 as compared to 2.7% in the fiscal year of 2007.

The share of net gaming wins increased by an amount of $12,123,856, or 39.8%, in the fiscal year of 2008 as compared to the fiscal year of 2007, principally as a result of (i) an increase in rolling chip turnover, (ii) a change in the win/loss allocation basis from 40.25% to 45% in May 2008 for Star World and (iii) the gross win rate increased 19.9%.

Fees and incentives increased by an amount of $2,632,737, or 45.7%, in the fiscal year of 2008 as compared to that of the fiscal year of 2007, principally as a result of (i) an increase in rolling chip turnover and (ii) an increase in fees and incentives offered by T.H.E. Hotel and Casino in Jeju.

The special rolling tax was unchanged in the fiscal year of 2008 as compared to that of the fiscal year of 2007 despite the increase in rolling chip turnover, because there is no special rolling tax in Jeju, the Republic of Korea.

The commission paid to agents increased by an amount of $6,741,696 or 36.8%, in the fiscal year of 2008 as compared to that of the fiscal year of 2007 as a result of (i) an increase in rolling chip turnover and (ii) an increase of 19.69% in the average commission rate.

Selling, general and administrative expenses increased by an amount of $1,096,263 or 25%, in the fiscal year of 2008 as compared to that of the fiscal year of 2007 as a result of (i) the Iao Kun VIP Room, Jeju, commenced trial operation in T.H.E Hotel and Casino and (ii) the payment of audit fees for the 3 years of 2006, 2007 and 2008.

Liquidity and Capital Resources — Historical Cash Flows

As of December 31, 2010, AERL had a total cash balance of $13,843,622. Cash used in operations as a result of the implementation by the Promoter Companies to fund the marker system with agents was $76,451,485 for the year ended December 31, 2010. Prior to the acquisition, the Promoter Companies did not extend credit to junket agents. Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies. Subsequent to the acquisition of AGRL by AERL, the operations and extension of credit by the cage became controlled by the Group through the Promoter Companies. Cash used for markers was $120,140,393 during the year ended December 31, 2010. As of December 31, 2010, total available cage capital was approximately $132,521,753. The total available cage capital is comprised of markers receivable of $120,140,393 and cash, cash chips and non-negotiable chips of $12,381,360. AERL’s related parties have provided financing of $61,066,220, which further demonstrates the continuing commitment from the principals to the success of the operations. See the description of the loans above under “Profit Interest Agreements.”

Future Sources and Uses of Cash

We expect that our future liquidity and capital requirements will be affected by:

•	Capital requirements related to future acquisitions;

•	Cash flow from acquisitions;

•	Working capital requirements;

•	Obtaining funds via as a result of the exercise of our warrants by warrantholders;

•	Raising funds through the private placement of our securities; and

•	Accumulation of earnings.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

We do not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities except for the payment of the contingent consideration ($50,857,564 at December 31, 2010) to the former owners of King’s Gaming and the management agreements between three of AGRL’s VIP gaming promoters and Pak Si Management and Consultancy Limited of Macau, pursuant to which that company is responsible for the hiring and management of staff at the VIP gaming rooms promoted by the VIP gaming promoters in Macau. Each of the management agreements is for a one-year term, subject to renewal. The total obligations of the VIP gaming promoters during each one-year period are approximately US $4,650,000.

Company Operations and Critical Accounting Policies

Profit Interest Agreements

Each Promoter Company has entered into an agreement with the casino operators and license holders to promote a VIP gaming room in the respective casino. These agreements provide that the Promoter Company receives a commission or share in the net win/loss of the VIP gaming room. Current Macau laws do not allow non-Macau companies, such as AGRL, to directly operate a gaming promotion business in Macau. Consequently, the Promoter Company enters into a profit interest agreement with a subsidiary of AGRL, providing for the assignment to the AGRL subsidiary of 100% of the profits derived by the Promoter Company from its promotion of the VIP gaming room. The manner of calculation of the profit is set out in an exhibit to the profit interest agreement. The profit agreements do not have expiration dates and continue conterminously with the operation of the respective VIP gaming rooms.

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without AERL’s consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement.

In connection with the profit interest agreements, Messrs Lam Man Pou (“Mr. Lam”) (Chairman and Director of AERL and principal stockholder of AERL) and Vong Hon Kun (“Mr. Vong”) (Chief Operating Officer and Director of AERL) have agreed to make loans to AGRL for use by AGRL for working capital and to make loans to AGRL’s VIP gaming promoters not less than $45,000,000. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong. Messrs. Lam and Vong will also guaranty to AGRL the repayment of the loans made by AGRL to the VIP gaming promoters. On April 18, 2011, to memorialize such loans we issued an interest-free convertible note for $30 million to each of Mr. Lam Man Pou and Mr. Vong Hon Kun (for an aggregate amount of $60 million).  The notes expire on April 18, 2014 and are convertible into our ordinary shares at a price of $20 per share at the option of the holder and callable at our option at a price of $20 per share if the closing price of our ordinary shares for any ten consecutive trading days exceeds $25.

Revenue Recognition

Revenue from VIP gaming room operations is recorded monthly based upon the Promoter Companies’ share of the net gaming wins or as a percentage of non-negotiable chips wagered in VIP gaming rooms.The amounts due the Promoter Companies are calculated and reported by the casino operators on a monthly basis, usually within ten days of the month end.

In accordance with long standing industry practice in Macau, the Promoter Companies’ operations in Grand Waldo Hotel and Casino, Star World Hotel and Casino and MGM Grand Hotel and Casino had similar revenue and loss sharing arrangements. Under these arrangements, Sang Heng, Spring and Iao Pou shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Promoter Companies. Typically, wins and losses are allocated as 40.25% to 45% of net gaming wins on a pre-gaming tax basis. The Promoter may or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

Additionally, the Promoter Companies earn revenues based upon percentages of non-negotiable chips wagered in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming room patrons without charge and is included in gross revenues and then deducted as promotional allowances as incurred. These revenues are recorded as fees and incentive revenues in the statements of operations.

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of rolling chip volumes regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires. The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters, casino operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of rolling chips turnover. Management has requested that the MGM Grand Hotel and Casino revise the Iao Pou Agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of rolling chips turnover. MGM Grand Hotel and Casino has deferred its decision to allow for fixed commissions, rather than win/loss sharing, until later in 2011. Management believes that this change in the revenue structure will reduce the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses. The fixed commission revenues will be based only on the amount of chip turnover, rather than the win/loss of the gaming operations. King’s Gaming’s arrangement with the Venetian Hotel and Casino is also based on 1.25% of the rolling chip turnover.

VIP Gaming Room Cage and Marker Accounting

As of December 31, 2009 and through the period prior to the reverse merger on February 2, 2010, the Promoter Companies did not extend credit to junket agents. Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies. Subsequent to the acquisition of AGRL by AERL, the operations and extension of credit by the cage became controlled by the Company through the Promoter Companies and Messrs. Lam and Vong assigned the assets of the cage to AERL and its subsidiaries as a loan in the amount of $20,220,000 to enable AERL and its subsidiaries to extend credit to the VIP gaming promoters and not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. At December 31, 2010, the loan amounted to $61,066,220.

In the VIP gaming rooms, junket agents primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. The wager of the non-negotiable chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

The law in Macau permits VIP gaming promoters to extend credit to junket agents.

With the completion of the acquisition of AGRL by AERL, the Company, through the Promoter Companies, extends credit to junket agents. A majority of the Company’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of markers from foreign junket agents is affected by a number of factors including changes in economic conditions in the agents’ home countries.

The Company may not be able to collect all of their markers receivables from the junket agents. Management expects that the Company will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Company, through the Promoter Companies, are from other jurisdictions, the Company may not have access to a forum in which they will be able to collect all of their markers receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Company may encounter forums that will refuse to enforce such debts. The Company’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Company regularly evaluates the reserve for bad debts based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition, Messrs. Lam and Vong guaranty all markers receivables; therefore, as of December 31, 2010, management believes that a reserve for bad debts is not deemed necessary. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. In addition, Mr. Mok has guaranteed the collection of all markers attributable to Mr. Mok and his network of junket agents and collaborators at both King Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

Goodwill and Other Intangible Assets

In accordance with the provisions of FASB ASC Topic 350, “Intangibles — Goodwill and Other”, the Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. FASB ASC Topic 350 requires that that management perform impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

The following are the useful lives of the respective intangible assets:

Bad Debt Guarantee	5 and 1/2 years	Based upon six months after the expiration of the employment agreement

Non-Compete agreement	12.2 years	Based upon the termination date of the casino’s license

Profit interest agreement	12.2 years	Based upon the termination date of the casino’s license

Indefinite Useful Life Assets

Goodwill is evaluated for possible impairment by comparing the fair value of a business unit with its carrying value, including the goodwill assigned to that business unit. Fair value of a business unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a business unit is estimated based on the revenues and earnings multiples of a group of comparable public companies and from recent transactions involving comparable companies. An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value. Assets with indefinite useful lives are not subject to amortization and are tested for impairment annually or more frequently if events or circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the asset does not exceed the fair value, no impairment is recognized.

Impairment of Long-lived Assets

In accordance with the provisions of FASB ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, an impairment loss would be recorded. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition. No impairment has been recognized.

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employee, directors and consultant (collectively “share-based payments”). Compensation cost related to such awards is recorded when earned. Ordinary shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year. All of the Company’s stock-based compensation is based on grants of equity instruments and no liability awards have been granted.

Foreign Currency

The functional and reporting currency of AERL is in the United States dollar (“US $”, “$”, “Reporting Currency”). AGRL’s and the Promoter Companies’ functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”). Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing at the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the consolidated/combined financial statements of the Company, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders’ equity.

	December 31, 2010	December 31, 2009	December 31, 2008
Period end HK$:US$ exchange rate	$7.77	$7.75	$7.75
Average annual HK$:US$ exchange rate	$7.77	$7.75	$7.79

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors consists of nine (9) directors divided into three classes, each of which serves for a term of three years, with only one class of directors being elected in each year. All of the current directors other than Michael Zhang, Joao Manuel Santos Ferreira, Chui Vai Hou, George, and Yeung Lun, Allan, were elected by the shareholders at the time of the acquisition of AGRL. Messrs. Ferreira, Chui and Yeung were appointed by the existing directors on April 7, 2010. The directors serve as follows:

•	in the class to stand for reelection in 2011: Michael Zhang, Li Chun Ming, Raymond and Yeung Lun, Allan;

•	in the class to stand for reelection in 2012: Leong Siak Hung, James R. Preissler and Joao Manuel Santos Ferreira; and

•	in the class to stand for reelection in 2013: Lam Man Pou, Vong Hon Kun and Chui Vai Hou, George.

Our executive officers are:

Name	Position

Lam Man Pou	Chairman and Chief Marketing Officer

Leong Siak Hung	Chief Executive Officer

Li Chun Ming, Raymond	Chief Financial Officer

Vong Hon Kun	Chief Operating Officer

Sylvia Lee	Executive Vice President

Our executive officers other than Ms. Lee also hold the same positions with AGRL and are paid in accordance with their employment agreements with AGRL that are described below.

Information About the Directors and Executive Officers

Lam Man Pou, age 49, is the founder, and has been the chairman, chief marketing officer and a director of AGRL since its inception in May 2007. He is responsible for the overall direction and development of AGRL, its subsidiaries and VIP gaming promoters. He is also responsible for developing AGRL’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Leong Siak Hung, age 41, has served as the chief executive officer and a director of AGRL since its formation and is responsible for the direct general administration of AGRL and AGRL’s strategic planning and expansion. Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China. From November 2001 through June 2003, he was chief executive officer of National Craft Industrial Co. Ltd, a toys manufacturing company in China. From July 2003 to June 2006, he was chief executive officer of Idea Kids Toy Co. Ltd. and Genesis Industrial Co. Ltd. Since July 2006, he has been chairman of Idea Kids Toy Co., Ltd, a toy manufacturing company in China, and also has been chairman of Genesis Industrial Co., Ltd, a toy manufacturing company in Macau. From July 2006 to December 31, 2009, he was chairman of Zhuhai Zhongzhu Real Estate Development Company Ltd, a real property developer. He has acted as management advisor for Mr. Lam in respect of general administration and human resources management for VIP gaming rooms since May 2006. Mr. Leong’s business address is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Li Chun Ming, Raymond, age 53, has served as the chief financial officer and a director of AGRL since its formation and is responsible for the accounting and finance of AGRL. Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants. He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants. He is a graduate of Hong Kong Polytechnic University, Department of Accounting. From July 1984 through July 2005 he worked as senior manager for Tony C. M. Yau & Company, Certified Public Accountant, in Hong Kong, where he was engaged in auditing, accounting and corporate services. From August 2005 through July 2006 he worked as a consultant for K Li Business Consultancy Limited, where he was engaged in the provision of corporate and financial advisory services. Since August 2006 he has been an executive director of Klis & Associates CPA Limited, Certified Public Accountants, in Hong Kong. In September 2004, he was appointed as an independent non-executive director of Benefun International Holding Limited, a Hong Kong publicly listed company engaged in the sales of plantation products, property development, garment manufacturing and retailing, and held such position until May 2009. He has acted as an advisor to Mr. Lam in respect of the financial management of the VIP gaming rooms since May 2006. Mr. Li’s business address is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Vong Hon Kun, 46, has served as the chief operating officer and a director of AGRL since its formation and is responsible for the day-to-day operation of AGRL and developing the VIP gaming patron market in mainland China and the junket agent network throughout that country. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 20 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Michael Zhang, age 51 years, has served as our director since June 17, 2010. Mr. Zhang served as the Company’s executive vice president and a member of its board of directors prior to the business combination with Asia Gaming & Resort Limited, from 2007 until February 2010. Since February 2010, Mr. Zhang has been an independent consultant providing advice in the area of business and financing. From April 2002 to December 2008, Mr. Zhang served as vice president of China Hailiang Group, a privately-held Fortune 500 company in China and one of the world’s largest producers of copper and copper alloy products. From October 2001 to March 2002, Mr. Zhang served as general counsel to the International Data Group (IDG), an international IT media, research and exposition company in China providing legal expertise in corporate and venture capital matters. From January 2000 to September 2001, Mr. Zhang served as vice president of Shenzhen New Industries Investment Company, an investment banking firm in China focusing on mergers and acquisition. From January 1993 to December 1999, Mr. Zhang was an attorney at the law firm of Becker & Poliakoff, PA, and later was named managing partner of the firm’s Guangzhou and Beijing Office. Mr. Zhang represented many U.S. companies doing business in China in strategic business negotiations, joint ventures, and mergers and acquisitions. Among many of his clients, he represented several gaming companies from the United States (including Casino America, a U.S.-listed gaming company, and Greater Atlantic Casino, cruise line casino operators) in verifying different casino projects and was involved in various business negotiations for such entities. He was the author of three published books and numerous articles in newspapers and magazines in China. Mr. Zhang was also a frequent lecturer on U.S. laws and on doing business in China. Mr. Zhang founded his own law firm in January 1990 and provided advice mainly focusing on immigration and corporate law and mergers and acquisitions until December 1992. Mr. Zhang received a J.D. from Nova Southeastern University, graduated from The Graduate School of the Chinese Academy of Social Sciences in Beijing, China, and received a B.A. from Shandong University in Jinan, China.

James R. Preissler, age 39, served as our chief financial officer and secretary from June 2008 until our acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York 11768.

João Manuel Santos Ferreira, age 58, is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun, Allan, age 55, has, since 1982, had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

George Chui Vai Hou, age 44, has been Executive Director of Wai Luen Import & Export Company Limited in Macau since 1998. Since December 2008, he has also been Executive Director of Ieng Tat Investment & Development Company Limited, a Macau company engaged in investment activities. From December 2000 to June 2006, he was also Executive Director of Tai Chong Ip (Group) Company Limited, a real estate trading company in Macau. Mr. Chui has also been invited and serves as a Member of the 9th, 10th and 11th Guangzhou Committees of the Chinese People’s Political Consultative Conference of China, which are consultative committees for the Conference. He received a Bachelor’s degree in Social Sciences with First Class Honours, majoring in accounting and statistics, from the University of Southampton in the United Kingdom and also holds a Master of Science degree in International Banking and Financial Studies from the same university. Mr. Chui’s business address is 13A Seng Vo Kok, 405 Rua De Amizade, Macau.

Sylvia Lee, age 47, became our executive vice president in April 2010. She served as our president, chief financial officer and secretary from our inception until June 2008 and as a director from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

There are currently no family relationships among our directors and executive officers.

B.           Compensation

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been our officer or employee, or our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

During the last fiscal year, none of our officers and employees, and none of our former officers participated in deliberations of our Board of Directors concerning executive officer compensation.

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies. We expect to stay apprised of the cash and equity compensation practices of publicly held companies in the gaming industry through the review of such companies’ public reports and other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to us, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary.  Generally, we set executive base salaries for our executives and those of AGRL at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. Base salaries will generally be reviewed annually, subject to terms of employment agreements, and we will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Incentive Bonuses.  We may design and utilize cash incentive bonuses for our executives and those of AGRL to focus them on achieving key operational and financial objectives within a yearly time horizon. It is expected that such bonuses will be based on the standards include objective standards for job specific matters and subjective standards based on diligence, improvement of skills and company loyalty, decisiveness and an appropriate service mind-set. Improvement over the prior year is considered highly important. No cash bonuses have been granted to date.

Equity-Based Awards.  We may also use equity-based awards, such as stock options and stock grants, as part of our compensation packages. As of the date of this annual report, we have not adopted any plans or policies regarding such awards. As part of her annual compensation, Sylvia Lee, our executive vice president, receives $20,000 of our ordinary shares, as further described under “—Officer Compensation; Employment Agreements” below.

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2010 and 2009:

Name and Principal Position	Year	Salary US$		Bonus US$	Total US$
Lam Man Pou, Chairman and Chief Marketing Officer	2010	88,000	(1)	–	88,000
	2009	–		–	–
Leong Siak Hung, Chief Executive Officer	2010	220,000	(1)	–	220,000
	2009	–		–	–
Raymond Li Chun Ming, Chief Financial Officer	2010	143,000	(1)	–	143,000
	2009	–		–	–
Vong Hon Kun, Chief Operating Officer	2010	88,000	(1)	–	88,000
	2009	–		–	–
Sylvia Lee, Executive Vice President	2010	22,005		–	22,005
	2009	–		–	–

(1)	Salaries paid under the employment agreements described below were pro-rated for 2010.

AGRL has entered into employment agreements with its four executive officers that became effective upon the closing of our acquisition of AGRL. The following table sets forth certain information about these employment agreements.

Officer	Position	Term	Annual Salary
Leong Siak Hung	Chief Executive Officer	Three Years	$240,000
Li Chun Ming, Raymond	Chief Financial Officer	Three Years	$156,000
Lam Man Pou	Chief Marketing Officer	Five Years	$96,000
Vong Hon Kun	Chief Operating Officer	Five Years	$96,000

Each officer is entitled to paid vacation in accordance with AGRL’s policies. Each officer is also entitled to reasonable use of company-provided automobiles, with the officer to be reimbursed for all reasonable expenses related to the use and operation of such automobiles. However, no automobiles are currently being provided and we currently have no plan in place to provide automobiles.

The employment agreements provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees.

The agreements contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any ordinary shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to us all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Messrs. Leong, Li, Lam and Vong serve in similar positions as our officers, for which they receive no additional compensation.

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. Sylvia Lee, who resigned as a director in April 2010, received $7,995 for acting as a director in 2010. For the fiscal year 2010, the directors of the Company are entitled to an aggregate of 19,961 ordinary shares. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

Indemnification

Cayman Islands law provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, and amounts paid in settlement and expenses, including attorneys’ fees, in connection with various proceedings, except where there has been fraud or dishonesty or willful neglect or willful default. Our Second Amended and Restated Memorandum and Articles of Association provide that each member of our board of directors, officer and agent shall be indemnified out of our assets against any liability incurred by him or her as a result of any act or failure to act in carrying out his or her functions other than such liability (if any) that he or her may incur by his or her own fraud or willful default and that no such director, agent or officer shall be liable to us for any loss or damage in carrying out his or her functions unless that liability arises through the fraud or willful default of such director, officer or agent. Our Second Amended and Restated Memorandum and Articles of Association do not eliminate any of our director’s fiduciary duties. The inclusion of the foregoing provision may, however, discourage or deter shareholders or management from bringing a lawsuit against directors even though such an action, if successful, might otherwise have benefited us and our shareholders. This provision, however, will not eliminate or limit liability arising under United States federal securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that act and is therefore unenforceable. It should be noted, however, that the opinion of the SEC is not binding on courts and courts, particularly those of jurisdictions other than the United States, may determine otherwise.

We have entered into indemnification agreements separately with each of our current directors and officers that provide, in consideration of the director or officer continuing to serve us in his current capacity, for us to indemnify, and advance expenses to, him or her to the fullest extent permitted by law in effect on the date of execution of the agreements or to such greater extent as applicable law may thereafter permit. The rights of indemnification apply if, by reason of such person’s position as an officer or director of us or any of our subsidiaries, he or she was or is threatened to be made, a party to any threatened, pending or completed legal proceeding. With respect to proceedings other than one brought by or in our right (i.e., a shareholders’ derivative proceeding), the indemnification covers expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person or on his or her behalf in connection with any such proceeding or any claim, issue or matter therein, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. With respect to proceedings brought by or in our right, the indemnification covers expenses and amounts paid in settlement (such settlement amounts not to exceed, in the judgment of our board of directors, the estimated expense of litigating the proceeding to conclusion) actually and reasonably incurred by him or her or on his or her behalf in connection with any such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. However, no indemnification against such expenses or amounts paid in settlement shall be made in respect of any claim, issue or matter in any such proceeding as to which indemnified person has been adjudged to be liable to us if applicable law prohibits such indemnification unless the court in which such proceeding shall have been brought, was brought or is pending, shall determine that indemnification against expenses or amounts paid in settlement may nevertheless be made by us. We will advance an indemnified person reasonable and substantiated expenses, judgments, penalties and fines and amounts paid in settlement in advance of a final determination of liability upon such person agreeing to repay amounts advanced in the event of an ultimate determination that he or she is not entitled to be indemnified with respect to the amounts advanced. The rights of the indemnitees under the agreements are not deemed exclusive of any other rights they may be entitled to under applicable law, our memorandum and articles of association, any agreement, vote of shareholders or resolution of directors or otherwise. Each agreement will remain in effect until the later of ten years after the date the indemnitee shall have ceased to serve as a director or officer or the final determination of all pending proceedings.

C.           Board Practices

Term of Office and Benefits

Our board of directors is divided into three classes, each of whichy serves a term of three years, with only one class of directors being elected in each year. Please refer to the disclosure under Item 6.A. herein for further information about the term of our directors.

Independence of Directors

Messrs. Preissler, Ferreira, Yeung, Zhang and Chui, who constitute a majority of our board of directors, meet the standards for independence that are required by the Nasdaq Stock Market and other exchanges. The Nasdaq Stock Market’s listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Our board of directors will consult with our counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. There can be no assurance that any application made by us to the Nasdaq Stock Market or another stock exchange will be approved.

Code of Ethics

In August 2008, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries and is described in the section of this annual report entitled “Code of Ethics and Related Person Policy” under Item 7.B. herein. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to Asia Entertainment & Resources Ltd., Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Committee Information

Audit Committee

In March 2010, we established an audit committee consisting of Mr. Preissler, as chairman, and Mr. Li and Sylvia Lee, who was a director at the time but resigned in April 2010. In April 2010, Messrs. Yeung and Chui were elected to the committee. So that we meet the Nasdaq Stock Exchange and other stock exchange listing requirements, the audit committee will now at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq Stock Exchange listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Messrs. Preissler, Yeung and Chui meet the standards for independence and financial literacy that are required by the Nasdaq Stock Market and other exchanges and Mr. Preissler also meets the standards for an “Audit Committee Financial Expert” required by SEC rules and current stock exchange listing standards. Upon the election of Messrs. Yeung and Chui, Mr. Li resigned from the committee because, as our chief financial officer, he is not deemed to be independent, and Ms. Lee resigned from the committee as she ceased to be a director.

The audit committee’s duties, which are specified in our audit committee charter, include, but are not limited to:

•
reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual report on Form 20-F;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•
reviewing and approving any related party transactions we may enter into. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

Nominating Committee

In April 2010, we established a nominating committee consisting of Messrs. Ferreira, as chairman, and Messrs. Zhang and Chui, all of whom meet the standards for independence that are required by the Nasdaq Stock Market and other exchanges. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•
should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time. The nominating committee does not distinguish among nominees recommended by shareholders and other persons. The procedures by which security holders may recommend nominees to our board of directors have not been changed by the formation of the nominating committee.

Compensation Committee

In April 2010, we established a compensation committee consisting of Mr. Zhang, as chairman, and Messrs. Ferreira and Yeung, all of whom meet the standards for independence that are required by the Nasdaq Stock Market and other exchanges. The principal functions of the compensation committee will be to:

•	evaluate the performance of our officers,

•	review any compensation payable to our directors and officers,

•	prepare compensation committee reports, and

•	administer the issuance of any common stock or other equity awards issued to our officers and directors.

D.           Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages. We consider our relations with our employees to be good.

	2008	2009	2010
Number of Employees	10	10	19

    The staffing of the VIP gaming rooms is outsourced.

E.           Share Ownership

See Item 7, below.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of May 5, 2011 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Information in the table does not reflect the issuance to Spring Fortune or its designees of 16,260,000 Ordinary Shares issuable upon the filing of the Company’s Annual Report on Form 20-F for 2010 and up to 6,206,000 Ordinary Shares issuable upon achievement of incentive targets for years 2011 and 2012. It is currently anticipated that, of the 4,210,000 ordinary shares issuable under the purchase agreement upon the filing this Annual Report on Form 20-F for the 2010 fiscal year, 3,957,400 will be issued to Spring Fortune (and to be subsequently distributed to its shareholder and its shareholder’s designees) and an aggregate of 252,600 ordinary shares will be issued to Kenworth Capital, Inc., a consultant of Spring Fortune, and Blum & Co., Inc., and Neuro International Company Limited, each a designee of Kenworth Capital, Inc., and that any additional ordinary shares issued as consideration under the purchase agreement will be issued solely to Spring Fortune (and to be subsequently distributed to its shareholder and its shareholder’s designees).

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. Our major shareholders do not have different voting rights than our non-majority shareholders. Percentages of ownership are based on 22,544,064 Ordinary Shares outstanding as of May 5, 2011. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Chien Lee(1)	1,931,592	(2)	8.57
Sylvia Lee(1)	1,931,592	(2)	8.57
Vong Hon Kun(3)	2,044,452		9.07
Lam Chou In(3)	1,808,135		8.02
Lam Man Pou(3)	1,491,455		6.62
Chui Vai Hou, George(3)	0		—
James R. Preissler(4)	289,767		1.29
Leong Siak Hung(5)	851,288		3.78
Li Chun Ming, Raymond(3)	0		—
Joao Manuel Santos Ferreira(3)	0		—
Yeung Lun, Allan(3)	0		—
Michael Zhang(3)	134,200		*
All of our directors and executive officers as a group (10 individuals)	6,747,149		29.93

*	Less than 1%.

(1)	The business address of Mr. and Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

(2)	Represents 83,700 Ordinary Shares owned jointly by Mr. and Mrs. Lee and 1,847,892 Ordinary Shares held by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee.

(3)	Each of these persons maintains a business address at 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

(4)	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.

(5)
Shares are held by Legend Global International Limited, of which Leong Siak Hung, director, has sole voting and dispositive power over the shares owned by it, which shares constitute all of the shares beneficially owned by Mr. Leong. The business address of Legend Global International Limited is Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.

In connection with our IPO, all of the ordinary shares held by CS Capital and Mr. Preissler and their transferees that were issued prior to our IPO (an aggregate of 796,950 ordinary shares) were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until February 2, 2011 (one year after the closing of the acquisition of AGRL), to assure that such shares were not sold in the public market prior to such date. Also, certain of the shares held by Vong Hon Kun, Lam Chou In, Lam Man Pou and Legend Global International Limited are subject to escrow conditions. Please refer to the section entitled “Initial Public Offering” under Section 4.A. herein for further information.

As of May 5, 2011, we believe that 10 holders of record of approximately 49.51% of our outstanding ordinary shares reside in the United States.

B.           Related Party Transactions

Code of Ethics and Related Person Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the board of directors (or the audit committee, if one exists at the time). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position. We are not prohibited from entering into related-party transactions with our directors and officers.

Our board of directors is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The board of directors will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the board of directors with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Related Person Transactions of the Company

Founders’ Shares Purchase

In September 2007, we issued 1,150,000 ordinary shares (the “Founders’ Shares”) to the individuals set forth below for $25,000 in cash, at a purchase price of approximately $0.02 per share, as follows:

Name	Number of Shares	Relationship to the Company at Time of Transaction
Chien Lee	517,500	Chairman of the Board
Sylvia Lee	517,500	President, Chief Financial Officer, Secretary and Director
Michael Zhang	115,000	Executive Vice President and Director

In June 2008, Chien Lee transferred 517,500 shares to CS Capital USA, LLC, an affiliate of Chien Lee and Sylvia Lee, and Sylvia Lee transferred 172,500 shares to Bill Haus, 146,625 shares to James R. Preissler and Peter Li and 51,750 shares to William B. Heyn, all at the same price they originally paid for such shares. On August 11, 2008, our board of directors authorized a dividend of 0.2 ordinary shares for each outstanding ordinary share. Such shares, after giving effect to such dividend, are the Founders’ Shares referred to in this annual report.

All of the Founders’ Shares were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, and released on February 2, 2011 (one year after the consummation of our acquisition of AGRL). Please refer to the section entitled “Initial Public Offering” under Item 4.A herein for information regarding the terms of the escrow.

The holders of the majority of these ordinary shares will be entitled to make up to two demands that we register these shares pursuant to an agreement signed at the time of our IPO. The holders of the majority of these ordinary shares may elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these ordinary shares are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

Founders’ Warrant Purchase

Simultaneously with the consummation of our IPO, CS Capital USA, Bill Haus, James R. Preissler, Peter Li and William B. Heyn purchased 3,608,000 warrants (the “Founders’ Warrants”) (for a total purchase price of $1,804,000) from us. These purchases took place on a private placement basis. The Founders’ Warrants were identical to the warrants underlying the units offered in our IPO except that, if we called the warrants for redemption, the Founders’ Warrants were exercisable on a cashless basis so long as such warrants are held by these purchasers or their affiliates. The holders of the majority of these Founders’ Warrants (or underlying shares) are entitled to demand that we register these securities pursuant to an agreement signed at the time of our IPO. The holders of the majority of these securities may now elect to exercise these registration rights with respect to such securities at any time. In addition, these holders now have certain “piggy-back” registration rights with respect to registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements. Of the initial 3,608,000 Founders’ Warrants, 3,505,771 warrants were cashlessly exercised and 1,343,050 ordinary shares were issued. 102,229 Founders’ Warrants were redeemed.

Other Company Related Party Transactions

Chien Lee and Sylvia Lee advanced to us $138,000 to cover expenses related to our IPO. The loans were repaid without interest from the proceeds of our IPO not placed in trust.

From August 2009 until the business combination on February 2, 2010, Chien Lee and James Preissler loaned to us, in the aggregate, $162,000 for working capital. Such amounts were represented by unsecured non-interest bearing promissory notes that were paid upon the closing of the acquisition of AGRL.

We reimbursed our officers and directors a total of $151,169 for their reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations.

On November 15, 2010, we acquired King’s Gaming from Mr. Mok Chi Hung and Mr. Wong Hon Meng, as described in the section titled “Our History and Business—Acquisition of King’s Gaming Promotion Limited.” Mr. Wong is the brother of Mr. Vong Hon Kun, our Chief Operating Officer, and owned 4% of the equity of King’s Gaming immediately prior to the acquisition. In connection with the acquisition, on November 10, 2010, we entered into an employment agreement with Mr. Wong, pursuant to which he will serve as our operating officer at the Wen Zhou VIP Club located at the Venetian Macau Resort Hotel in exchange for $4,800 per month plus expenses. We may terminate Mr. Wong’s employment for cause or upon Mr. Wong’s disability without any obligation of further payment. The agreement has a term of five years from November 10, 2010.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable to it than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our uninterested independent directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested independent directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

AGRL Related Party Transactions

Because AGRL and its subsidiaries are not able to directly operate as VIP gaming promoters, AGRL’s management has technical ownership of AGRL’s VIP gaming promoters, but each such VIP gaming promoter has entered into an agreement with a subsidiary of AGRL providing that 100% of the profits of each VIP gaming promoter be paid to a subsidiary of AGRL. None of the members of AGRL’s management team receive compensation for being the owners of AGRL’s VIP gaming promoters. The following table shows the relationships of AGRL’s management team to its VIP gaming promoters:

Entity Name	Management Team Member Owning Entity
Sang Heng Gaming Promotion Company Limited	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Doowell Limited	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Iao Pou Gaming Promotion Limited	Lam Chou In
King’s Gaming Promotion Limited	Mok Chi Hung

Star World Hotel and Casino has extended a credit line of $11.9 million to Sang Heng, of which $5.42 million is guaranteed by Mr. Lam and the balance is guaranteed by Mr. Vong. The credit line is used to advance funds to junket agents so that the junket agents can provide gaming patrons with credit at the Iao Kun VIP Room operated by Sang Heng at the Star World Hotel and Casino. The credit line is non-interest bearing, and Mr. Lam and Mr. Vong are not compensated by AGRL for the guarantee.

Mr. Lam and Mr. Vong have in the past made interest free loans to junket agents who then extend credit to gaming patrons. Neither Mr. Lam nor Mr. Vong is compensated by AGRL for making these loans. As of December 31, 2009, such loans amounted to approximately $46.1 million.

From time to time, Mr. Lam makes small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam is not otherwise compensated for making such loans.

Sang Heng and Iao Pou have each entered into VIP gaming promoter management agreements with Pak Si Management and Consultancy Limited, owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Ms. Tam provides certain management services to Iao Pou and Sang Heng for the operation of their VIP gaming rooms. Ms. Tam is paid approximately $90,000 each month for each VIP gaming room managed. Such agreements are for one-year terms effective January 1, 2010. Similar agreements were made with Ms. Tam for each of the two preceding years.

Sang Heng paid approximately $80,752, $92,472 and $131,578 to KLi Business Consultancy Limited, a company controlled by Ms. Ip Ching Wah, spouse of Mr. Li Chun Ming, for the years ended December 31, 2007, 2008 and 2009. The amounts paid to this company were for the services provided by Mr. Li to AGRL and AGRL’s VIP gaming promoters.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their agents and collaborators. Such loans by Messrs. Lam and Vong are non-interest bearing. See the section entitled “AGRL’s Gaming Operations—Profit Interest Agreements” under Item 4.B. herein for further information regarding these arrangements.

AGRL’s VIP gaming promoters for the three Macau operations have entered into agreements to provide day-to-day management and operation services with Pak Si Management and Consultancy Limited, pursuant to which each of Sang Heng and Iao Pou pays the manager approximately US $155,000 per month for the VIP room at Star World Hotel and MGM Grand Hotel, respectively; and King’s Gaming pays approximately US $77,500 per month for the VIP room at the Venetian-Resort-Hotel, from which the management company is responsible to pay all salaries, benefits and other expenses of operation. Total staff at each operation, including executives, is approximately 100 persons. The principal of Pak Si Management and Consultancy Limited is the sister-in-law of Mr. Vong but has no position or other relationship with AGRL or any of its VIP gaming promoters.

C.           Interests of Experts and Counsel

Not required.

ITEM 8.               FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information.

See Item 18.

B.           Significant Changes

None

ITEM 9.               THE OFFER AND LISTING

A.           Offer and Listing Details

The following table sets forth the range of high and low closing bid prices for the ordinary shares and warrants for the periods indicated since the ordinary shares and warrants commenced separate public trading on September 5, 2008. It also sets forth the range of high and low closing bid prices for our units (each consisting of one ordinary share and two warrants; symbol: CSACF) for such periods until the units were separated into their component shares and warrants and ceased trading separately on February 19, 2010. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.  Our warrants were redeemed for cash at the redemption price of $0.01 on October 28, 2010.  Accordingly, there are currently no warrants outstanding.

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
Annual Highs and Lows
2011*	12.41	6.90	—	—	—	—
2010	11.55	4.96	1.90	0.25	10.01	6.50
2009	6.00	4.70	0.63	0.03	6.70	4.85
2008	5.275	4.25	0.45	0.04	6.14	4.55
Quarterly Highs and Lows
2011
First Quarter	12.41	8.32	—	—	—	—
Second Quarter*	9.97	6.90	—	—	—	—
2010
Fourth Quarter	11.55	5.00	0.58	0.29	—	—
Third Quarter	6.70	4.96	0.84	0.25	—	—
Second Quarter	9.75	5.50	1.65	0.40	—	—
First Quarter	10.10	5.65	1.75	0.38	10.01	6.50
2009
Fourth Quarter	5.80	5.51	0.63	0.23	6.70	5.70
Third Quarter	5.60	5.43	0.35	0.101	6.15	5.50
Second Quarter	6.00	5.08	0.51	0.05	6.25	5.00
First Quarter	5.25	4.70	0.05	0.03	5.35	4.85
2008
Fourth Quarter	5.275	4.25	0.45	0.04	6.14	4.55
Monthly Highs and Lows
May 2011	8.20	7.85	—	—	—	—
April 2011	9.97	6.90	—	—	—	—
March 2011	10.75	8.32	—	—	—	—
February 2011	11.71	9.60	—	—	—	—
January 2011	12.41	9.42	—	—	—	—
December 2010	10.52	9.00	—	—	—	—
November 2010	11.55	5.33	—	—	—	—
October 2010	5.59	5.00	0.58	0.25	—	—

*     Through May 4, 2011

The closing bid price for our ordinary shares on May 4, 2011 was 7.85.

Holders of ordinary shares should obtain current market quotations for their securities. The market price of the ordinary shares could vary at any time.

B.           Plan of Distribution

Not Applicable.

C.           Markets

Our ordinary shares have traded on the Nasdaq Global Market under the symbol AERL since July 3, 2010. Our warrants traded on the NASDAQ Market under the symbol AERLW from July 3, 2010 until October 28, 2010, when they ceased trading. From February 22, 2010 until July 2, 2010, the ordinary shares and warrants traded on the OTC Bulletin Board under the symbols AERCF and AERLF, respectively. Prior to February 22, 2010, the ordinary shares and the warrants traded under the symbols CSAQF and CSAXF, respectively. The warrants ceased trading on October 29, 2010.

D.           Selling Shareholders

Not Applicable.

E.            Dilution

Not Applicable.

F.            Expenses of the Issue

Not Applicable.

ITEM 10.             ADDITIONAL INFORMATION

A.           Share Capital

Not Applicable.

B.           Memorandum and Articles of Association

The following represents a summary of certain key provisions of our Second Amended and Restated Memorandum and Articles of Association (“Memorandum and Articles”). The summary does not purport to be a summary of all of the provisions of our the Memorandum and Articles and of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Incorporation

We were incorporated in the Cayman Islands on September 24, 2007 under the Cayman Islands Companies Law (as amended) (the “Companies Law”) with company registration number MC-195758.

Share Capital

Our authorized share capital is $20,115 divided into 200,000,000 ordinary shares of a par value of US$0.0001 each and 1,150,000 preferred shares of a par value of US$0.0001 each.

Objects and Purposes

Our Memorandum and Articles grants us full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Directors

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Directors may engage in transactions with us and vote on such transactions, provided the nature of the interest is disclosed. Directors also may exercise all our powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of ours or of any third party.

Rights and Obligations of Shareholders

Dividends.  Subject to the Companies Law of the Cayman Islands, directors may declare dividends and distributions on our ordinary shares in issue and authorize payment on the dividends or distributions out of lawfully available funds. No dividend or distribution may be paid except out of our realized or unrealized profits or out of the share premium account or as otherwise permitted by the Companies Law.

Voting Rights.  Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or proxy, has one vote and on a poll every member has one vote for every share of which he is the holder.

In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, is accepted to the exclusion of the votes of the other joint holders, and seniority is determined by the order in which the names of the holders stand in the Register of Members.

A member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

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

The rights of a class of shares may be varied by:

•	getting the written consent of three-quarters of the shareholders of that class; or
•	passing a special resolution at a general meeting of the shareholders of that class.

Other than the ownership of ordinary shares by trusts, there are no general limitations on the rights to own shares specified by the Memorandum and Articles.

General Meetings

A general meeting may be convened by:
•	a majority of directors at any time;
•	our chief executive officer; or
•	our chairman of the board.

They shall on a members requisition forthwith proceed to convene an extraordinary general meeting.

A members requisition is a requisition of our members holding at the date of deposit of the requisition not less than ten percent. in par value of our capital which as at that date carries the right of voting at our general meetings. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at our registered office, and may consist of several documents in like form each signed by one or more requisitionists.

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

At least 10 days’ clear notice (which may be waived by our shareholders in certain circumstances) of a general meeting is generally required to be given to all shareholders. All business transacted at an extraordinary general meeting or an annual general meeting is considered special business except:

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
•
the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares in our capital representing not more than twenty percent. in nominal value of our existing share capital; and

•	the granting of any mandate or authority to the directors to repurchase our securities.

A quorum of shareholders is required to be present at any meeting in order to carry out business. A quorum consists of the holder or holders present in person or by proxy entitled to exercise more than 33.33% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon unless we have only one member entitled to vote at such general meeting in which case the quorum consists of that one member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative.

An annual general meeting must be held each year.

Changes in Capital

We may increase our ordinary and preferred authorized share capital by ordinary resolution. The new issued and outstanding shares will be subject to all of the provisions to which the original shares are subject. We may also by ordinary resolution, among other things:

•	consolidate and divide all or any of our share capital into shares of a larger amount;
•	sub-divide existing shares into shares of a smaller amount; and
•	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

We may reduce our share capital and any capital redemption reserve by special resolution adopted in accordance with relevant provisions of Cayman Islands law (which currently requires confirmation by the Cayman Islands courts).

Indemnity

Each of our directors, agents or officers shall be indemnified out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or willful default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the fraud or willful default of such director, agent or officer.

C.           Material Contracts

Our only long term liabilities are the management agreements between two of AGRL’s VIP gaming promoters and Pak Si Management and Consultancy Limited of Macau, pursuant to which that company is responsible for the hiring and management of staff at the VIP gaming rooms promoted by the VIP gaming promoters in Macau. Each of the management agreements is for a one-year term, subject to renewal. The total obligations of the VIP gaming promoters during each one-year period are approximately US $3,720,000. See the section entitled “AGRL’s Gaming Operations” under Item 4.B. herein. King’s Gaming and Pak Si Management and Consultancy Limited of Macau have entered into a similar management agreement for the VIP gaming room at the Venetian Macau-Resort-Hotel with obligations of the VIP gaming room promoters of approximately US $77,500 a month.

On October 6, 2009, we entered into a Stock Purchase Agreement with AGRL and Spring Fortune, a British Virgin Islands company, that provided for the purchase by us from Spring Fortune of all of the outstanding capital stock of AGRL. The Purchase Agreement was subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011. For further details about such agreement, please refer to the section titled “The Acquisition” under Item 4.A. herein.

On November 15, 2010, we consummated the transactions contemplated by that certain Profit Interest Purchase Agreement dated as of November 10, 2010 among us, King’s Gaming, Mr. Mok Chi Hung and Mr. Wong Hon Meng, pursuant to which we acquired 100% of the profit interest in King’s Gaming. For further details about such agreement, please refer to the section titled “Acquisition of King’s Gaming Promotion Limited” under Item 4.A. herein.

D.           Exchange controls

There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

E.           Taxation

The following summary sets forth the material Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares covered by this annual report, based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “we,” “our,” “us,” or “the company” refer only to Asia Entertainment & Resources Ltd.

Cayman Islands Taxation

The government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties that are applicable to payments made to or by us.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of shares. However, an instrument transferring title to a share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations, of the company or (ii) by way of the withholding in whole or in part of a payment of a dividend or other distribution of income or capital by the company to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), although we do not intend to calculate such earnings and profits. Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “ — Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Global Market. Although our ordinary shares are currently listed on the Nasdaq Global Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid in respect to our ordinary shares. For taxable years beginning on or after January 1, 2013, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2010 taxable year, we do not believe that we will be treated as a PFIC for such year.  However, because we have not performed a definitive analysis as to our PFIC status for our 2010 taxable year, there can be no assurance in respect to our PFIC status for our 2010 taxable year.  There also can be no assurance in respect to our status as a PFIC for our current (2011) taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules in respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election in respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a “purging election” in respect to such ordinary shares. A purging election generally creates a deemed sale of such ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the gain recognized and also will have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq Global Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently listed on the Nasdaq Global Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available in respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) and any other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.           Dividends and paying agents

Not required.

G.           Statement by experts

Not required.

H.           Documents on display

Documents concerning us that are referred to in this document may be inspected at Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.            Subsidiary Information

Not required.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Currency Risk

We do not currently have any foreign exchange exposure as our promotion income and expenses are predominantly denominated in HKD$. However, in the future, it is possible that a proportion of our promotion income and expenses may be denominated in other currencies if we expand into overseas markets. In such circumstances, we anticipate our primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the we are required to use different currencies for various aspects of our operations.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There were no material modifications to the rights of our shareholders during fiscal year 2010.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.             CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, who is our principal executive officer, and Chief Financial Officer, who is our principal financial officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2010 were not effective.

Disclosure controls and procedures are designed to provide that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management’s annual report on internal control over financial reporting

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with US GAAP. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

On February 2, 2010, we acquired AGRL, an operating company, and AGRL management immediately took full responsibility for all accounting and finance functions for us. This constituted a significant change to internal controls over financial reporting in the latest fiscal year. In addition, on November 10, 2010, we acquired King’s Gaming, an operating company. At December 31, 2010 and for the year ended December 31, 2010, AGRL and King’s Gaming represented 99.9% of our consolidated assets and 100% of our consolidated revenue. Because the only meaningful internal controls over financial reporting that existed at December 31, 2010 belong to those of the newly acquired companies, and there has not been sufficient time to document and test those controls, management has excluded the report on internal controls over financial reporting from this 20-F.  Since AGRL and King’s Gaming were acquired by us during our 2010 fiscal year, we are not required to make an assessment of our internal controls over financial reporting in 2010.

    Notwithstanding that management did not conduct an evaluation of the effectiveness of our internal controls, due to the material weakness described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2010.

The specific material weakness and significant deficiency identified by the Company’s management as of December 31, 2010 is described as follows: the ability of the Company to record transactions and provide disclosures in accordance with U.S. GAAP. The current staff in our accounting department are inexperienced in US GAAP. As they were primarily engaged in ensuring compliance with Hong Kong accounting and reporting requirements for our operating subsidiaries, they are not required to meet or apply US GAAP requirements. They need substantial training to meet the demands of a US public company. The accounting skills and understanding necessary to fulfill the requirements of US GAAP-based reporting, including the preparation of financial statements and consolidation, are inadequate.

We also did not have sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of US GAAP commensurate with our financial reporting requirements, which resulted in internal control deficiencies that were identified as being a material weakness.

Remediation Initiative

The Company has engaged AJ. Robbins, PC to assist in improving the Company’s internal control system based on the COSO Framework. The Company believes that it will be able to be in SOX compliance in 2011.

Attestation report of the independent registered public accounting firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Changes in Internal Controls over Financial Reporting

Other than the changes relating to the material weakness described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management has taken and will continue to take steps to improve our disclosure controls and procedures, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.             [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT.

The Company’s Board of Directors has determined that Mr. James Preissler is an audit committee financial expert, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.          CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to Asia Entertainment & Resources Ltd., Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Independent Auditors

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

AJ. Robbins, PC acted as AGRL’s and AGRL’s VIP gaming promoters’ principal independent registered public accounting firm prior to our acquisition of AGRL and is currently acting as our consultant to assist us in complying with U.S. securities laws. AJ. Robbins, PC is a registered firm with the Public Company Accounting Oversight Board and is a member of the American Institute of Certified Public Accountants, the Colorado Society of Certified Public Accountants and the Center for Audit Quality.

The business address of UHY LLP is 19 West 44 th Street, New York, New York 10036 and the business address of AJ. Robbins, PC is Columbine Place, 216 16 th Street, Suite 600, Denver Colorado 80202.

The following is a summary of fees paid or to be paid by us to UHY LLP and by AGRL to AJ. Robbins, PC for services rendered.

Audit Fees

During the fiscal years ended July 31, 2009 and December 31, 2010, and the period from August 1, 2009 to December 31, 2009, UHY LLP billed us $79,250, $294,425, and $75,000, respectively, for fees for the professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 10-K and 20-F for those three fiscal periods, the review of our financial statements included in our Quarterly Reports on Form 10-Q and semi-annual Reports of Foreign Private Issuer on Form 6-K during the two fiscal years ended July 31, 2009 and July 31, 2008, and our registration statements and proxy statement filings.

During the fiscal years ended December 31, 2010 and December 31, 2009, AJ. Robbins, PC billed AGRL $32,500 and $170,000 for fees for professional services rendered in connection with the audits of the annual financial statements of AGRL and AGRL’s VIP gaming promoters for such fiscal years and the review of our financial statements included in our registration statements and proxy statement filings. AJ. Robbins, PC did not bill AGRL for any fees of the types described below under the headings “Audit-Related Fees,” “Tax Fees” and “All Other Fees” with respect to any of such periods.

Audit-Related Fees

During the fiscal years ended July 31, 2009 and December 31, 2010, and the period from August 1, 2009 to December 31, 2009, we were not billed by UHY LLP or UHY for any fees for audit-related services reasonably related to the performance of the audits and reviews for those two fiscal years, in addition to the fees described above under the heading “Audit Fees.”

Tax Fees

During the fiscal years ended July 31, 2009 and December 31, 2010, and the period from August 1, 2009 to December 31, 2009, we were not billed by UHY LLP or UHY for fees for professional services rendered for tax compliance, tax advice and tax planning services.

All Other Fees

During the fiscal years ended July 31, 2009 and December 31, 2010, and the period from August 1, 2009 to December 31, 2009, we were not billed by UHY LLP or UHY for any fees for services.

Audit Committee Pre-Approval

We do not rely on pre-approval policies and procedures.

Our audit committee approved the services described above relating to the 2010 fiscal year. Since our audit committee was formed in March 2010, our board of directors approved the services described above relating to our 2009 fiscal year. In accordance with Section 10A(i) of the Exchange Act, before we engage our independent accountant to render audit or non-audit services on a going-forward basis, the engagement will be approved by the audit committee.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On February 2, 2010, in connection with our acquisition of AGRL, AJ. Robbins, PC, who was at the time the independent accountant for Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Doowell Limited, and predecessors, and Asia Gaming & Resort Limited, was dismissed. The dismissal was approved by our board of directors in connection with the acquisition since we did not have an audit committee at that time.

A.J. Robbins, PC’s reports on the financial statements of Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Doowell Limited, and predecessors for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope, or accounting principles. A.J. Robbins, PC’s reports on the financial statements of Asia Gaming & Resort Limited for the past two years did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph relative to the Company’s ability to continue as a going concern. During the two most recent fiscal years, there were no disagreements within the meaning of 20-F Item 16F Section (a)(iv) between AJ. Robbins, PC and Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Doowell Limited and its predecessors, or Asia Gaming & Resort Limited on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to AJ. Robbins, PC’s satisfaction, would have caused AJ. Robbins, PC to make reference to the subject matter of the disagreement in connection with its reports.

We provided AJ. Robbins, PC with the disclosure in this registration statement. We requested that AJ. Robbins, PC furnish us with a letter addressed to the Securities and Exchange Commission stating whether AJ. Robbins, PC agreed with the above statements related to AJ. Robbins, PC. A copy of AJ. Robbins, PC’s letter, dated April 8, 2011, is attached as an exhibit to our Post-Effective Amendment on Form F-3 to Registration Statement on Form F-1 filed on May 3, 2011.

UHY LLP has acted the independent auditor of Asia Entertainment & Resources Ltd. since its inception, and since the business combination has acted as independent auditor of the combined company. UHY LLP was engaged on October 12, 2007. During the two most recent fiscal years and the subsequent interim period prior to dismissing AJ. Robbins, PC, none of Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Doowell Limited and its predecessors, and Asia Gaming & Resort Limited, or anyone on such companies’ behalf, consulted with UHY LLP with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on such companies’ consolidated financial statements, and no written report or oral advice was provided by UHY LLP to such companies that UHY LLP concluded was an important factor considered by such companies in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in the Company's corporate governance practices from those of U.S. domestic companies under listing standards of NASDAQ.

ITEM 17.             FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.             FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.             EXHIBITS

Exhibit No.	Description
2.1
Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune Investment Ltd (included as Annex A to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)

2.2	Amendment No. 4 to Stock Purchase Agreement, dated April 18, 2011, among Asia Entertainment & Resources Ltd., AGRL, and Spring Fortune Investment Ltd(8)
2.3	Profit Interest Purchase Agreement, dated November 10, 2010, by and among Asia Entertainment & Resources Ltd. and King’s Gaming Promotion Limited, Mr. Mok Chi Hung and Mr. Wong Hon Meng(5)
3.1
Form of Second Amended Memorandum and Articles of Association (included as Annex D to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)

4.1	Specimen Unit Certificate(1)
4.2	Specimen Ordinary Share Certificate(2)
4.3	Specimen Warrant Certificate(1)
4.4	Form of Unit Purchase Option granted to EarlyBirdCapital, Inc.(1)
4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and registrant(1)
10.1	Form of Escrow Agreement among CS China Acquisition Corp., Spring Fortune Investment Ltd, Spring Fortune Investment Ltd Designee(s) and Continental Stock Transfer & Trust Company(3)
10.2	Employment Agreement, dated October 6, 2009 between AGRL and Leong Siak Hung(3)
10.3	Employment Agreement, dated October 6, 2009 between AGRL and Li Chun Ming(3)
10.4	Employment Agreement, dated October 6, 2009 between AGRL and Lam Man Pou(3)
10.5	Employment Agreement, dated October 6, 2009 between AGRL and Vong Hon Kun(3)
10.6	Management Service Contract dated January 1, 2010 between Iao Pou Gaming Promotion Limited and Pak Si Management and Consultancy Limited(3)
10.7	Management Service Contract dated January 1, 2010 between Sang Heng Gaming Promotion Company Limited and Pak Si Management and Consultancy Limited(3)

Exhibit No.	Description
10.8	VIP Junket Promotion Agreement, dated January 18, 2008 between Gillmann Investments Asia, Ltd. and Doowell Limited(3)
10.9	VIP Gaming Promotion Agreement, dated November 14, 2008 between Unicorn Incorporation and Champion Lion Limited(3)
10.10	Gaming Promoter Agreement, entered into on November 9, 2009 by and between MGM Grand Paradise S.A. and Iao Pou Gaming Promotion Limited(3)
10.11	Gaming Promoter Agreement, dated September 4, 2009 between Galaxy Casino SA and Sang Heng Gaming Promotion Company Limited(3)
10.12	Profit Interest Agreement, dated February 2, 2010 between Well Mount International Limited and Doowell Limited(3)
10.13	Profit Interest Agreement, dated February 2, 2010 between Link Bond International Limited and Champion Lion Limited(3)
10.14	Profit Interest Agreement, dated February 2, 2010 between Foxhill Group limited and Iao Pou Gaming Promotion Limited(3)
10.15	Profit Interest Agreement, dated February 2, 2010 between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Company Limited(3)
10.16	Form of Share Purchase Agreement (included Exhibit 10.1 to the Report of Foreign Issuer on Form 6-K filed on January 29, 2010 and incorporated herein by reference)
10.17	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Chien Lee(1)
10.18	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Sylvia Lee(2)
10.19	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Michael Zhang(2)
10.20	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and registrant(1)
10.21	Form of Stock Escrow Agreement between registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders(1)
10.22	Form of Letter Agreement between registrant and CS Capital USA, LLC regarding administrative support(2)
10.23	Form of Registration Rights Agreement among registrant and the Initial Shareholders(2)
10.24	Form of Subscription Agreement among registrant, EarlyBirdCapital, Inc., Graubard Miller and each of CS Capital USA, LLC, Bill Haus, James Preissler, Peter Li and William B. Heyn(1)
10.25	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Bill Haus(1)
10.26	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Jim Preissler(1)
10.27	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Peter Li(1)
10.28	Letter Agreement among registrant, EarlyBirdCapital, Inc. and William B. Heyn(1)
10.29	Form of Indemnification Agreement between registrant and, separately, each of its directors and executive officers(6)
10.30	Loan Agreement and Guaranty dated as of February 2, 2010 between Lam Man Pou and Vong Hon Kun and AGRL(6)

Exhibit No.	Description
10.31	Form of Amendment to Profit Interest Agreements(6)
10.32	Employment Agreement by and between Wong Hon Meng and the Company dated November 10, 2010(7)
10.33	Convertible Term Note issued by the Company to Lam Man Pou dated April 18, 2011(8)
10.34	Convertible Term Note issued by the Company to Vong Hon Kun dated April 18, 2011(8)
10.35	Lock-up Agreement by and among the Company and Lam Man Pou dated April 18, 2011(8)
10.36	Lock-up Agreement by and among the Company and Vong Hon Kun dated April 18, 2011(8)
10.37	Lock-up Agreement by and among the Company and Lam Chou In dated April 18, 2011(8)
10.38	Lock-up Agreement by and among the Company and Legend Global International Limited dated April 18, 2011(8)
21.1	Subsidiaries(6)
99.1	Audit Committee Charter(4)
99.2	Nominating Committee Charter(4)
99.3	Compensation Committee Charter(4)

(1)	Filed as an exhibit to Amendment No. 5 to registrant’s Registration Statement on Form S-1 filed on July 8, 2008 and incorporated herein by reference.

(2)	Filed as an exhibit to Amendment No. 2 to registrant’s Registration Statement on Form S-1 filed on January 31, 2008 and incorporated herein by reference.

(3)	Filed as an exhibit to the Company’s Shell Company Report on Form 20-F filed on February 8, 2010 and incorporated herein by reference.

(4)	Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed April 23, 2010 and incorporated herein by reference.

(5)	Filed as Appendix A to Exhibit 99.1 to the Report on Form 6-K filed on November 10, 2010 and incorporated herein by reference.

(6)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 originally filed on May 14, 2010 (File No.: 333-166860)

(7)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on April 8, 2011.

(8)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 3, 2011.

ASIA ENTERTAINMENT & RESOURCES LTD.

INDEX TO FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated and Combined Balance Sheets at December 31, 2010 and December 31, 2009	F-4
Consolidated and Combined Statements of Operations and Comprehensive Income (Loss) for the years Ended December 31, 2010, December 31, 2009, and December 31, 2008	F-5
Consolidated and Combined Statement of Changes in Shareholders’ and Owners’ Equity (Deficit) for the years ended December 31, 2010, 2009 and 2008	F-6
Consolidated and Combined Statement of Cash Flows for the year ended December 31, 2010, December 31, 2009, and December 31, 2008	F-7
Notes to Consolidated and Combined Financial Statements for the years ended December 31, 2010, 2009, and 2008	F-8

King’s Gaming Promotion Limited
Report of Independent Registered Public Accounting Firm	F-29
Balance Sheets as of September 30, 2010 (Unaudited), and December 31, 2009 and 2008	F-30
Statements of Operations and Other Comprehensive Income (Loss) for the Nine Months Ended September 30, 2010 and 2009 (Unaudited), for the Year Ended December 31, 2009 and for the Period From Inception (April 15, 2008) to December 31, 2008
F-31
Statements of Changes in Owners' Equity for the Nine Months Ended September 30, 2010 (Unaudited), the Year Ended December 31, 2009 and for the Period From Inception (April 15, 2008) to December 31, 2008
F-32
Statements of Cash Flows for the Nine Months Ended September 30, 2010 and 2009 (Unaudited), for the Year Ended December 31, 2009 and for the Period From Inception (April 15, 2008) to December 31, 2008	F-33
Notes to Financial Statements	F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Asia Entertainment & Resources Ltd.

We have audited the accompanying consolidated balance sheet of Asia Entertainment & Resources Ltd. (the “Company”) as of December 31, 2010, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended December 31, 2010. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Asia Entertainment & Resources Ltd. as of December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. In connection with the reverse acquisition on February 2, 2010, as discussed in Note 1, the earnings per share amounts for the years ended December 31, 2009 and 2008 have been recalculated as if the recapitalization took effect on January 1, 2008. The recalculation of the earnings per share has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the earnings per share for the years ended December 31, 2009 and 2008 are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ UHY LLP

New York, New York
March 30, 2011

AJ. ROBBINS, PC
216 16th STREET, SUITE 600
DENVER, COLORADO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Asia Entertainment & Resources Ltd.
Hong Kong

We have audited, before the effect of retrospective changes to the earnings per share calculation and the number of ordinary shares outstanding described in Note 1, the accompanying combined balance sheet of the Operations of Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Iao Pou Gaming Promotion Limited, Doowell Limited (the “Promoter Companies”) and the consolidated balance sheet of Asia Gaming & Resort Limited (collectively known as “Asia Entertainment & Resources Ltd.” or the “Company”) as of December 31, 2009 and the related combined statements of operations and comprehensive income (loss), changes in shareholders' and owners' equity (deficit), and cash flows for the years ended December 31, 2009 and 2008. Asia Entertainment & Resources Ltd.'s management is responsible for these combined financial statements. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Asia Entertainment & Resources Ltd.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Asia Entertainment & Resources Ltd. as of December 31, 2009, and the results of operations and cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the consolidated and combined financial statements, the Company completed a share exchange transaction (the “Share Exchange”) with Asia Gaming and Resorts Limited on February 2, 2010. The Share Exchange represents a reverse acquisition involving a public shell company and has been accounted for financial reporting purposes as the issuance of securities by Asia Gaming and Resorts Limited in exchange for the assets and liabilities of the Company, accompanied by a recapitalization. The accompanying combined financial statements for periods prior to the consummation of the Share Exchange are those of the Promoter Companies, Asia Gaming and Resorts Limited and its subsidiaries, except the equity section. Accordingly, the Company revised its earnings per share calculation.

For the purpose of calculating earnings per share for the periods presented, the number of ordinary shares outstanding is based on the weighted average number of ordinary shares of Asia Gaming and Resorts Limited that would have been outstanding during the periods presented (assuming the Share Exchange occurred on January 1, 2008) and, they retrospectively adjusted the accompanying 2008 and 2009 combined financial statements for the change. We were not engaged to audit, review, or apply any procedures to the retrospective changes to the earnings per share calculation, the number of ordinary shares outstanding and the financial statement schedules as of and for the year ended December 31, 2009 and the period ended December 31, 2008 as discussed above and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective changes are appropriate and have been properly applied. These changes were audited by UHY LLP.

/s/ AJ. ROBBINS, PC
CERTIFIED PUBLIC ACCOUNTANTS

Denver, Colorado
May 11, 2010

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED AND COMBINED BALANCE SHEETS

	December 31,
	2010	2009
		(A)
ASSETS
Current Assets
Cash and Cash Equivalents	$13,843,622	$321,147
Accounts Receivable, Net	10,802,582	4,356,312
Markers Receivable	120,140,393	—
Advance to owner-pre-acquisition	—	1,547,668
Prepaid Expenses and
Other Assets	152,869	25,043
Total Current Assets	144,939,466	6,250,170
Intangible Assets (net of accumulated amortization of $842,712 and $0, respectively)	60,110,307	—
Goodwill	15,008,424	—
Total Assets	$220,058,197	$6,250,170
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Line of Credit Payable	$11,840,640	$2,593,544
Accrued Expenses	10,815,135	5,156,821
Payable-King's Gaming Acquisition, current portion	12,835,395	—
Loan payable, shareholders	61,066,220	24,957
Total Current Liabilities	96,557,390	7,775,322
Long-term Payable-King's Gaming Acquisition, net of current portion	38,022,169	—
Total liabilities	134,579,559	7,775,322
Commitments and Contingencies
Shareholders’ Equity (Deficit)
Preferred shares, $0.0001 par value Authorized 1,150,000 shares; none issued	—	—
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 22,544,064 at December 31, 2010, 10,350,000 at December 31, 2009	2,255	1,035
Additional paid-in capital	52,581,098	11,788
Retained Earnings (Accumulated Deficit)	32,936,819	(30,046)
Owners' (Deficit)-pre-acquisition	—	(1,507,929)
Accumulated Other Comprehensive Income	(41,534)	—
Total Shareholders' Equity (Deficit)	85,478,638	(1,525,152)
Total Liabilities and Shareholders’ Equity (Deficit)	$220,058,197	$6,250,170

(A)	Represents the combined balance sheets of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

See accompanying Notes to the Consolidated and Combined Financial Statements

ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
	2010	2009	2008
		(A)	(A)
Revenue from VIP gaming operations – Note 2	$127,036,361	$60,479,937	$51,021,223
Expenses
- Commission to agents	76,607,712	39,146,410	25,050,889
- Selling, general and administrative expenses	11,246,938	5,271,322	5,479,259
- Special Rolling Tax	1,042,400	516,742	295,975
- Amortization of intangible assets	843,061	—	—
Total Expenses	89,740,111	44,934,474	30,826,123
Operating income including pre-acquisition profit	37,296,250	15,545,463	20,195,100
Prior owners' interest in pre-acquisition profit	(4,329,385)	(15,563,968)	(20,195,100)
Net Income (Loss) Attributable to Ordinary Shareholders	32,966,865	(18,505)	—
Other Comprehensive Loss
Foreign Currency
- Translation adjustment	(41,534)	—	—
Total Comprehensive Income (Loss)	$32,925,331	$(18,505)	$—
Net Income Per Share
Basic	$2.33	$—	$—
Diluted	$1.88	$—	$—
Weighted average shares outstanding
Basic	14,177,408	10,350,000	10,350,000
Diluted	17,571,255	10,350,000	10,350,000

*	— Less than $.01 per share

(A)	Represents the combined statements of operations of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

See accompanying Notes to the Consolidated and Combined Financial Statements

ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ AND OWNERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2008, 2009 and 2010

	Ordinary Shares		Additional Paid-In	Retained Earnings Accumulated	Owners' Equity (Deficit) Pre-	Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	(Deficit)	Acquisition	(Loss)	Equity
Balances, December 31, 2007 (A)	10,350,000	$1,035	$11,788	$(11,541)	$3,014,633	$—	$3,015,915
Net distributions to owner	—	—	—	—	(20,503,155)	—	(20,503,155)
Other comprehensive income	—	—	—	—	94,387	—	94,387
Net income Promoter Companies	—	—	—	—	20,195,100	—	20,195,100
Net income (loss)	—	—	—	—	—	—	—
Balances, December 31, 2008 (A)	10,350,000	1,035	11,788	(11,541)	2,800,965	—	2,802,247
Net distributions to owner	—	—	—	—	(19,868,463)	—	(19,868,463)
Other comprehensive loss	—	—	—	—	(4,399)	—	(4,399)
Net income Promoter Companies	—	—	—	—	15,563,968	—	15,563,968
Net income (loss)	—	—	—	(18,505)	—	—	(18,505)
Balances, December 31, 2009 (A)	10,350,000	1,035	11,788	(30,046)	(1,507,929)	—	(1,525,152)
Shares effectively issued to former shareholders as part of the recapitalization	2,195,224	220	451,824	—	—	—	452,044
Capital contribution by shareholders	—	—	—	—	1,507,929	—	1,507,929
Ordinary shares issued in May 2010 for cash at $9.50 per share	60,000	6	569,994	—	—	—	570,000
Ordinary shares issued for exercise of warrants at $5.00 per share	7,095,790	710	35,478,240	—	—	—	35,478,950
Ordinary shares issued for cash-less exercise of warrants	1,343,050	134	(134)	—	—	—	—
Cash paid for warrants expired unexercised	—	—	(40,464)	—	—	—	(40,464)
Ordinary shares issued in acquisition	1,500,000	150	16,109,850)	—	—	—	16,110,000
Net income attributable to ordinary shareholders	—	—	—	32,966,865	—	—	32,966,865
Foreign currency translation adjustment	—	—	—		—	(41,534)	(41,534)
Balances, December 31, 2010	22,544,064	$2,255	$52,581,098	$32,936,819	$—	$(41,534)	$85,478,638

(A)	Represents the combined changes in shareholders' equity (deficit) of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

See accompanying Notes to the Consolidated and Combined Financial Statements

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS

	For the Year Ended December 31,
	2010	2009	2008
		(A)	(A)
Cash flows provided by (used in) operating activities
Net Income (Loss) Attributable to Ordinary Shareholders	32,966,865	(18,505)	—
Adjustments to reconcile net income (loss) attributable to ordinary shareholders to net cash (used in) provided by operating activities
Amortization	843,061	—	—
Change in assets and liabilities
Accounts Receivable	(6,446,270)	(1,316,137)	1,385,064
Markers Receivable	(120,140,393)	—	—
Advance to Owner-pre-acquisition	1,547,668	24,957	(5,419,424)
Prepaid Expenses and Other Assets	(127,826)	2,103,006	(2,103,150)
Line of Credit Payable	9,247,096	1,045,876	5,419,424
Accrued Expenses	5,658,314	2,029,884	1,268,430
Net cash (used in) provided by operating activities	(76,451,485)	3,869,081	550,344
Cash flows (used in) investing activities
Cash paid for acquisition	(9,028,590)	—	—
Net cash used in investing activities	(9,028,590)	—	—
Cash flows provided by (used in) financing activities
Ordinary shares issued for cash	36,048,950	—	—
Redemption of warrants for cash	(40,464)	—	—
Distribution to prior owners	—	(4,304,495)	(308,055)
Subscription receivable collected	—	1,282	—
Shareholder loans	62,549,192	—	—
Cash received from reverse merger	452,044	—	—
Net cash provided by (used in) financing activities	99,009,722	(4,303,213)	(308,055)
Net increase in cash and cash equivalents	13,529,647	(434,132)	242,289
Effect of foreign currency translation on cash	(7,172)	(4,399)	94,387
Cash and cash equivalents at beginning of period	321,147	759,678	423,002
Cash and cash equivalents at end of period	$13,843,622	$321,147	$759,678
Supplemental Disclosure of Cash Flow Information
Non-cash Investing Activities
Estimated payable for King's acquisition	$50,857,564	$—	$—
Ordinary shares issued for acquisition	$16,110,000	$—	$—
Non-cash Financing Activities
Capital contributed by shareholders offset to Shareholder loans payable	$1,507,929	$—	$—

(A)	Represents the combined statement of cash flows of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

See accompanying Notes to the Consolidated and Combined Financial Statements

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 1 — Organization and Business of Companies

Basis of Presentation

Asia Entertainment & Resources Ltd. (formerly CS China Acquisition Corp.) (“AERL” or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”).

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries, (collectively “AGRL”) and Spring Fortune Investments Ltd (“Spring Fortune”) that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL. On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of AERL, as discussed in Note 8.

The acquisition has been accounted for as a “reverse merger” and recapitalization since the shareholder of AGRL (i) owns a majority of the outstanding Ordinary Shares of AERL immediately following the completion of the transaction, and (ii) has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity immediately following the completion of the transaction in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification (“FASBASC”) Topic 805 “Business Combinations”. Accordingly, AGRL is deemed the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and its VIP gaming promoters (sometimes referred to as “The Promoter Companies”) and are recorded at the historical cost basis of AGRL and the VIP gaming promoters. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL, its subsidiaries and the Promoter Companies subsequent to the acquisition.

AERL, its subsidiaries (including AGRL) and the VIP gaming promoters are collectively referred to as the “Group”.

Upon the closing of the acquisition of AGRL by AERL, the Promoter Companies became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies through the profit interest agreements which were entered into on February 2, 2010.

On November 10, 2010, the Company entered into an agreement to acquire the right to 100% of the profit derived by King’s Gaming Promotion Limited (“King’s”) from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau as discussed in Note 9.

Current Macau laws do not allow non-Macau companies, such as AERL, to directly operate a gaming promotion business in Macau. Consequently, AERL’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies and for AGRL to exercise effective control over the Promoter Companies.

Management’s determination of the appropriate accounting method with respect to the AGRL variable interest entities is based on FASB ASC Topic 810, “Consolidation of Variable Interest Entities”. AGRL consolidates the VIEs because the equity investors in the Promoter Companies do not have the characteristics of a controlling financial interest and AERL through AGRL is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 1 — Organization and Business of Companies – (continued)

In accordance with FASB ASC Topic 810 “Consolidations”, the operations of the Promoter Companies are consolidated with those of AGRL for all periods subsequent to the closing of the acquisition of AGRL by AERL. Prior to the closing of the acquisitions, all revenue and expenses of the Promoter Companies has been attributed to the former beneficiaries of the VIEs and has been disclosed as Prior owners’ interest in pre-acquisition profit and has reduced income available to the ordinary shareholders.

AGRL Business

The following are the 100% owned subsidiaries of AGRL, which have relationships with the Promoter Companies (effective February 2, 2010):

Foxhill Group Limited (“Foxhill”) was incorporated in the British Virgin Islands on February 15, 2007. The main asset of Foxhill is the right to 100% of the profit derived by Iao Pou Gaming Promotion Limited (“Iao Pou”) from the promotion of the Iao Kun VIP Room at the MGM Grand Hotel and Casino in Macau, pursuant to the profit interest agreement between Foxhill and Iao Pou.

Kasino Fortune Investments Limited (“Kasino Fortune”) was incorporated on February 16, 2007. The main asset of Kasino Fortune is the right to 100% of the profit derived by Sang Heng Gaming Promotion Company Limited (“Sang Heng”) from the promotion of the Iao Kun VIP Room at the StarWorld Grand Hotel and Casino in Macau, pursuant to the profit interest agreement between Kasino Fortune and Sang Heng.

Well Mount International Limited (“Well Mount”) was incorporated on November 1, 2007. The main asset of Well Mount is the right to 100% of the profit derived by Doowell Limited (“Doowell”) from the promotion of the VIP gaming room at T.H.E. Hotel and Casino in Jeju the Republic of Korea, pursuant to the profit interest agreement between Well Mount and Doowell. The VIP gaming room at T.H.E. Hotel and Casino is currently not operating and both Well Mount and Doowell are presently inactive.

Billion Boom International Limited (“Billion Boom”) was incorporated on November 1, 2007. The main asset of Billion Boom is the right to 100% of the profit derived by King’s from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau, pursuant to the profit interest agreement between Billion Boom and King’s.

On November 14, 2009, Link Bond International Limited (“Link Bond”), entered into a profit interest agreement with Champion Lion Limited (“Champion Lion”) relating to 100% of the profit derived by Champion Lion from the promotion of the VIP gaming room at the Unicorn Hyatt Regency Casino in Jeju the Republic of Korea. However, management is considering delaying the proposed expansion in Jeju due to the continued strength of the Macau VIP gaming market, and currently intends to increase its operations in Macau.

During the year ended December 31, 2010, AGRL established AERL Company Limited (Macau) to perform certain executive management functions for the Promoter Companies.

Profit Interest Agreements

Each Promoter Company has entered into an agreement with the casino operators and license holders to promote a VIP gaming room in the respective casino. These agreements provide that the Promoter Company receives a commission or share in the net win/loss of the VIP gaming room. Current Macau laws do not allow non-Macau companies, such as AGRL, to directly operate a gaming promotion business in Macau. Consequently, the Promoter Company enters into a profit interest agreement with a subsidiary of AGRL, providing for the assignment to the AGRL subsidiary of 100% of the profits derived by the Promoter Company from its promotion of the VIP gaming room. The manner of calculation of the profit is set out in an exhibit to the profit interest agreement. The profit agreements do not have expiration dates and continue conterminously with the operation of the respective VIP gaming rooms.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 1 — Organization and Business of Companies – (continued)

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without AERL’s consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement.

In connection with the profit interest agreements, Messrs. Lam Man Pou (Mr. Lam) (Chairman and Director of AERL and principal stockholder of AERL) and Vong Hon Kun (Mr. Vong) (Chief Operating Officer and Director of AERL) have agreed to make loans to AGRL for use by AGRL for working capital and to make loans to AGRL’s VIP gaming promoters not less than $45,000,000. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong. Messrs. Lam and Vong will also guaranty to AGRL the repayment of the loans made by AGRL to the VIP gaming promoters.

VIP Gaming Promoter Agreements

Spring Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered between Galaxy Casino, S.A., and Spring allowed for the sharing of profits as a gaming representative of Spring VIP Room in Grand Waldo Hotel and Casino for the period from August 9, 2007 to December 31, 2008. The agreement was renewed on March 29, 2009 for the period from January 1, 2009 to December 31, 2009. The agreement was terminated effective May 30, 2009, when the Spring VIP Room was closed.

Sang Heng Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October, 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83,2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chips turnover, the agreement became effective on November 1, 2009. The agreement is renewed annually.

Doowell Gaming Promotion (VIP Room Promoter) Agreement dated as of January 18, 2008 entered between Gillmann Investments Asia, Ltd (“GIA”) and Doowell allows for the sharing of profits as a gaming promoter of a VIP gaming room in the Nam Seoul Plaza Hotel and Casino (now called T.H.E. Hotel and Casino) located on Jeju. Though the Doowell Agreement is still in effect, during 2009, the license holder returned the license deposit to Doowell and is inactive.

Iao Pou Gaming Representative (VIP Room Promoter) Agreement dated as of June 22, 2009 entered between MGM Grand Hotel and Casino in Macau and Iao Pou allows for the sharing of profits as a Gaming Promoter of Iao Kun VIP Room in the MGM Grand Hotel and Casino in Macau for the period from June 22, 2009 to March 31, 2010. A new agreement was entered into on November 9, 2009 and is automatically renewed on January 1 for one year periods unless terminated earlier.

King’s Gaming Representative (VIP Room Promoter) Agreement was entered into in July 2008 between Venetian Macau S.A. and King’s which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September, 2009, both parties agreed that King’s should be compensated in accordance with Order no. 83,2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chips turnover, the agreement became effective on November 1, 2009. The agreement is renewed annually.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 1 — Organization and Business of Companies – (continued)

Operations of Promoter Companies

VIP gaming rooms are well appointed suites generally located within a large casino and serve the purpose of providing luxury accommodations and privacy exclusively for the high-tier gaming patrons.

The following is a summary of the VIP gaming promoters and their predecessors:

Sang Heng was a sole proprietorship, owned by Mr. Lam. The operations of Sang Heng VIP Room were to promote a VIP gaming room at the Grand Waldo Hotel and Casino located on the Cotai Strip in Macau. Sang Heng VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on May 22, 2006. It operated until August 8, 2007, at which point the operations were transferred to Sang Heng, which continued to promote the Sang Heng VIP Room. In December 2007, Sang Heng relocated the operations of the VIP gaming room at the Grand Waldo Hotel and Casino to the Iao Kun VIP Room at the Star World Hotel and Casino, located in downtown Macau.

Spring VIP Room was a sole proprietorship, owned by Mr. Lam . The operations of Spring VIP Room were to promote a VIP gaming room at the Grand Waldo Hotel and Casino located on the Cotai Strip in Macau. Spring VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on May 25, 2006. It operated until August 8, 2007, at which point the operations were transferred to Spring Gaming Promotion Company Limited (“Spring”), which continued to promote the Spring VIP Room until May 30, 2009. In June 2009, the operations of the Spring VIP Room at the Grand Waldo and Casino was relocated to the Iao Kun VIP Room at the MGM Grand Hotel and Casino, located in downtown Macau.

At the request of Galaxy S.A., the primary concessionaire for Star World Hotel and Casino, Mr. Lam and Mr. Zheng Anting (Operating Officer and stockholder of the Company) incorporated Iao Pou in Macau SAR, with Mr. Zheng as the major shareholder and promotion license holder, to promote the MGM Grand Hotel and Casino Iao Kun VIP Room located in downtown Macau. Iao Pou is licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room.

King’s was incorporated in Macau on April 15, 2008, with Mr. Mok Chi Hung (“Mr. Mok”) and Mr. Wong Hon Meng (“Mr. Wong”), who collectively own 100% of the equity interests of King’s. Mr. Wong is the brother of Mr. Vong. Mr. Wong owns 4% of the equity interests of King’s. The operations of King’s are to promote the Wenzhou VIP Room at the Venetian Hotel and Casino located on the Cotai Strip in Macau. King’s was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation in September 2008.

Doowell is a British Virgin Islands limited company incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004), owned by Mr. Lam. Doowell promoted the Iao Kun VIP Room at T.H.E. Hotel and Casino (formerly Nam Seoul Plaza Hotel and Casino), a luxury hotel located in Jeju. T.H.E. Hotel and Casino had a trial opening in May 2008. Doowell had limited activity during 2009 and no activity during 2010. The Company is delaying its proposed expansion in Jeju because the continued strength of the Macau VIP gaming market makes it desirable to continue to increase its efforts there. Also, the favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju. Management is evaluating the continuation of operations.

Champion Lion is a British Virgin Islands limited company incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004), owned by Mr. Vong and Leong Siak Hung (Chief Executive Officer and Director of AERL). Champion Lion was established to promote the VIP gaming room at the Unicorn Hyatt Regency Casino, a luxury hotel located on Jeju. Champion Lion has had no activity since incorporation.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation and Combination

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies are consolidated with those of AGRL and its wholly owned subsidiaries and AERL as of December 31, 2010 and for the year then ended and combined for the years ended December 31, 2009 and 2008 and intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Reclassification

The accompanying consolidated statement of operations for the year ended December 31, 2010 has been revised to reclassify amortization expense to total expenses. The reclassification had no effect on net income or on reported earnings per share.

Fiscal Year End

The fiscal year end is December 31.

Use of Estimates

The preparation of the consolidated/combined financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price due for the King’s acquisition in these consolidated financial statements. Actual results could vary from those estimates.

Revenue Recognition

Revenue from VIP gaming room operations is recorded monthly based upon the Promoter Companies’ share of the net gaming wins or as a percentage of non-negotiable chips wagered in VIP gaming rooms. The amounts due the Promoter Companies are calculated and reported by the casino operators on a monthly basis, usually within ten days of the month end.

In accordance with long standing industry practice in Macau, the Promoter Companies’ operations in Grand Waldo Hotel and Casino, Star World Hotel and Casino and MGM Grand Hotel and Casino had similar revenue and loss sharing arrangements. Under these arrangements, Sang Heng, Spring and Iao Pou shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Promoter Companies. Typically, wins and losses are allocated as 40.25% to 45% of net gaming wins on a pre-gaming tax basis. The Promoter may or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

Additionally, the Promoter Companies earn revenues based upon percentages of non-negotiable chips wagered in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming room patrons without charge and is included in gross revenues and then deducted as promotional allowances as incurred. These revenues are recorded as fees and incentive revenues in the accompanying consolidated/combined statements of operations.

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of rolling chip volumes regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires. The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters, casino operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

ASIA ENTERTAINMENT & RESOURCES LTD.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 2 — Summary of Significant Accounting Policies – (continued)

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of rolling chips turnover. Management has requested that the MGM Grand Hotel and Casino revise the Iao Pou Agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of rolling chips turnover. MGM Grand Hotel and Casino has deferred its decision to allow for fixed commissions, rather than win/loss sharing, until later in 2011. Management believes that this change in the revenue structure will reduce the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses. The fixed commission revenues will be based only on the amount of chip turnover, rather than the win/loss of the gaming operations. The King’s arrangement with the Venetian Hotel and Casino is also based on 1.25% of the rolling chip turnover.

Total chip turnover in the Group’s VIP gaming rooms during the years ended December 31, 2010, 2009, and 2008, was approximately $10,423,462,000, $5,192,657,000 and $3,191,972,000, respectively.

VIP Gaming Room Cage and Marker Accounting

As of December 31, 2009 and through the period prior to the reverse merger on February 2, 2010, the Promoter Companies did not extend credit to junket agents. Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies. Subsequent to the acquisition of AGRL by AERL (see Note 8), the operations and extension of credit by the cage became controlled by the Group through the Promoter Companies and Messrs. Lam and Vong assigned the assets of the cage to AERL and its subsidiaries as a loan in the amount of $20,220,000 to enable AERL and its subsidiaries to extend credit to the VIP gaming promoters and not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. At December 31, 2010, the loan amounted to $61,066,220.

In the VIP gaming rooms, junket agents primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. The wager of the non-negotiable chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

The law in Macau permits VIP gaming promoters to extend credit to junket agents.

With the completion of the acquisition of AGRL by AERL, the Group, through the Promoter Companies, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of markers from foreign junket agents is affected by a number of factors including changes in economic conditions in the agents’ home countries.

The Group may not be able to collect all of their markers receivables from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 2 — Summary of Significant Accounting Policies – (continued)

The Group regularly evaluates the reserve for bad debts based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition, Messrs. Lam and Vong guaranty all markers receivables; therefore, as of December 31, 2010, management believes that a reserve for bad debts is not deemed necessary. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. In addition, Mr. Mok has guaranteed the collection of all markers attributable to Mr. Mok and his network of junket agents and collaborators at both King’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

Fair Value of Financial Instruments

FASBASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASBASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Group’s financial instruments, none of which are held for trading purposes, including cash, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, non negotiable chips and short-term investments with original maturities of less than 90 days. Such investments are carried at cost, which approximates their fair value. Cash equivalents are placed with high credit quality financial institutions.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 2 — Summary of Significant Accounting Policies – (continued)

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the casino operators.

When deemed necessary, the Group records an allowance for doubtful accounts which represents management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

Earnings Per Share

The calculations of earnings per share are computed as follows for the years ended December 31:

	2010	2009	2008
Numerator:
Net income (loss) attributed to ordinary shareholders for basic and diluted earnings per share	$32,966,865	$(18,505)	—
Denominator:
Denominator for basic earnings per share
– Weighted-average Ordinary Shares outstanding during the year	14,177,408	10,350,000	10,350,000
Effect of dilutive securities:
– Weighted average Contingent Ordinary Shares to be Issued for 2010 Earnings Incentive	3,012,500	—	—
– Weighted average Unit Purchase Option	381,291	—	—
– Weighted-average Director shares issuable for 2010	56	—	—
Denominator used for diluted earnings per share	17,571,255	10,350,000	10,350,000
Basic earnings per share	$2.33	$—	$—
Diluted earnings per share	$1.88	$—	$—

During the 4th quarter of 2010, the contingent Ordinary Shares of 12,050,000 for the 2010 earnings incentive were earned and have been included in the dilutive earnings per share based on the weighted average shares since the 4th quarter of 2010.

The Company has no dilutive potential Ordinary Shares that are outstanding for the years ended December 31, 2009 and 2008. The Company has 1,440,000 dilutive potential Ordinary Shares related to the Underwriter Unit Purchase Option and 4,210,000 Ordinary Shares to be issued upon the Company filing its Form 20-F for 2010 that are outstanding for the year ended December 31, 2010.

The Company agreed that a portion of the 2010 Directors fees be paid in Ordinary Shares and will be issued in 2011. A total of 19,961 shares will be issued in 2011 to satisfy this liability of $159,000 included in accrued expenses at December 31, 2010.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets, which do not exceed the lease term for leasehold improvements, if applicable.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 2 — Summary of Significant Accounting Policies – (continued)

Goodwill and Other Intangible Assets

In accordance with the provisions of FASBASC Topic 350, “Intangibles — Goodwill and Other”, the Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. FASBASC Topic 350 requires that that management perform impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

The following are the useful lives of the respective intangible assets:

Bad Debt Guarantee	5 and ½ years	Based upon six months after the expiration of the employment agreement
Non-Compete agreement	12.2 years	Based upon the termination date of the casino’s license
Profit interest agreement	12.2 years	Based upon the termination date of the casino’s license

Indefinite Useful Life Assets

Goodwill is evaluated for possible impairment by comparing the fair value of a business unit with its carrying value, including the goodwill assigned to that business unit. Fair value of a business unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a business unit is estimated based on the revenues and earnings multiples of a group of comparable public companies and from recent transactions involving comparable companies. An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value. Assets with indefinite useful lives are not subject to amortization and are tested for impairment annually or more frequently if events or circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the asset does not exceed the fair value, no impairment is recognized.

Impairment of Long-lived Assets

In accordance with the provisions of FASBASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, an impairment loss would be recorded. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition. No impairment has been recognized.

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense. The Group did not incur advertising or marketing expenses during the years ended December 31, 2010, 2009, and 2008.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 2 — Summary of Significant Accounting Policies – (continued)

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employee, directors and consultant (collectively “share-based payments”). Compensation cost related to such awards is recorded when earned. Ordinary Shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year. All of the Company’s stock-based compensation is based on grants of equity instruments and no liability awards have been granted.

Foreign Currency

The functional and reporting currency of AERL is in the United States dollar (“US $”, “$”, “Reporting Currency”). AGRL’s and the Promoter Companies’ functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”). Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing at the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the consolidated/combined financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders’ equity.

	December 31, 2010	December 31, 2009	December 31, 2008
Period end HK$:US$ exchange rate	$7.77	$7.75	$7.75
Average annual HK$:US$ exchange rate	$7.77	$7.75	$7.79

Other Comprehensive Income

The Group follows FASBASC Topic 220 “Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated statements of changes in equity, was cumulative foreign currency translation adjustment.

Economic and political risks

The Group’s current operations are conducted in Macau and Hong Kong. Accordingly, the Group’s consolidated financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

The Group’s operations in Macau and Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s consolidated results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 2 — Summary of Significant Accounting Policies – (continued)

Income Taxes

Sang Heng, King’s, Spring and Iao Pou are not subject to Macau Complimentary tax, because, pursuant to the VIP gaming promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau SAR paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

As VIP gaming promoters, Sang Heng, King’s, Spring and Iao Pou are subject to a tax on the amount of non-negotiable chips wagered by gaming patrons in the VIP gaming rooms (“rolling chips turnover”), which is referred to as a “rolling tax”. The rolling tax is deducted and paid by the Casino Operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chips turnover of the VIP gaming room and the rolling tax is deducted as a cost of revenues.

Doowell and Champion Lion are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes. Doowell and Champion Lion are not subject to Korean Income tax because all promotion services are performed outside Korea. No provision for Korean Income tax has been made.

The Korean government levies a tax for contributions to the government’s “Tourism Promotion and Development Fund”/betting duty and/or tax on the gross win of the VIP gaming room (“Gaming Tax”), and the Casino Operator represents that the Gaming Tax rate currently does not exceed 10% per annum. Pursuant to the VIP gaming room promoter agreement with the Casino Operator, the gaming revenue is received net of taxes collected by the Korean government paid directly by the Casino Operator on a monthly basis.

AGRL is not subject to Hong Kong profits tax because all operations are performed outside Hong Kong.

All subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes.

The Company is not incorporated in the United States and is not subject to United States federal income taxes. The Company did not derive any significant amount of income subject to such taxes after completion of the Share Exchange and accordingly, no relevant tax provision is made in the consolidated/combined statements of operations.

The Group accounts for income taxes under FASBASC Topic 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent that management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income in the period that includes the enactment date.

FASBASC Topic 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2010, 2009, and 2008, there were no amounts that had been accrued with respect to uncertain tax positions.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 2 — Summary of Significant Accounting Policies – (continued)

Recently issued accounting pronouncements

New accounting guidance issued by the FASB, but not effective until after 2010, is not expected to have a significant effect on the Company’s consolidated financial position, results of operations or disclosures.

Note 3 — Accounts Receivable, Net

Accounts receivable consisted of the following:

	December 31, 2010	December 31, 2009
Gaming revenues receivable	$10,769,940	$4,169,950
Incentives revenues receivable	32,642	186,362
	$10,802,582	$4,356,312

As of December 31, 2010 accounts receivable were due from three Casino Operators. The accounts receivable from the three casinos at December 31, 2010 were 63% (Star World), 19% (Venetian) and 18% (MGM) of total receivables. As of December 31, 2009, accounts receivable were due from two Casino Operators. The accounts receivable from the two casinos at December 31, 2009 were 96% (Star World) and 4% (MGM) of total receivables.

Note 4 — Intangible Assets

Intangible assets as of December 31, 2010 consists of the following:

	Basis	Accumulated amortization as of January 1, 2010	Amortization expense	Accumulated amortization as of December 31, 2010	Net intangible assets
Bad Debt Guarantee	$466,116	$—	$(14,125)	$(14,125)	$451,991
Non-Compete agreement	792,303	—	(10,853)	(10,853)	781,450
Profit interest agreement	59,694,600	—	(817,734)	(817,734)	58,876,866
	$60,953,019	$—	$(842,712)	$(842,712)	$60,110,307

Estimated amortization expense of intangibles for the years ending December 31, 2011 through 2015 and thereafter is as follows:

2011	$5,056,275
2012	5,056,275
2013	5,056,275
2014	5,056,275
2015	5,056,275
Thereafter	34,828,932
$60,110,307

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 5 — Line of Credit Payable

Line of Credit Payable consisted of the following:

	December 31, 2010	December 31, 2009
Due to Casino Operators	$11,840,640	$2,593,544

Due to Casino Operators represents an advance of non-negotiable chips to Sang Heng and is interest free and renewable monthly, secured by personal guarantees of Messrs. Lam and Vong. During December 2009, the MGM Grand Hotel and Casino provided a temporary advance of $1,040,134 to Iao Pou, which has been repaid out of earnings in January 2010.

According to an agreement made between Sang Heng and the Star World Hotel and Casino for the promotion of Iao Kun VIP Room at Star World Hotel and Casino, Sang Heng was granted a credit line of non-negotiable chips to the extent of approximately $5,400,000. In January of 2010, the credit line was increased to approximately $11,870,000. There were repayments and draws on the credit line during the year ended December 31, 2010, the balances as of December 31, 2010 and 2009 was $11,840,640 and $2,593,544, respectively. The line of credit is guaranteed by Mr. Vong and is secured by a personal check of $6.4 million. Prior to the acquisition of AGRL by AERL, it was the Promoter Companies’ policy not to extend credit to patrons and gaming agents, and as a result, this line of credit was extended to Messrs. Lam and Vong by Sang Heng as an advance and was used by Messrs. Lam and Vong as additional chips to the VIP room cage. During the period subsequent to the acquisition of AGRL by AERL, all prior advances to Messrs. Lam and Vong were repaid to the Promoter Companies.

Note 6 — Accrued Expenses

Accrued Expenses consist of the following:

	December 30, 2010	December 30, 2009
Commission payable – Junket Agents	$9,802,113	$4,961,794
Management fee payable – related party (Note 11)	385,977	180,561
Directors’ compensation	286,286	—
Others	340,759	14,466
	$10,815,135	$5,156,821

Note 7 — Loans Payable, Shareholders

On February 2, 2010, AGRL entered in to an agreement with Messrs. Lam and Vong to provide funding for working capital and to advance funds to the Promoter Companies. Pursuant to the agreement the loans will be in an amount not less than $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by AERL), not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong. If at any time the balance exceeds the minimum requirement, the lenders may request repayment for the excess amount. On February 2, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was $20,220,000. As of December 31, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $61,066,220. Messrs. Lam and Vong also guaranty to AGRL the repayment of the loans made by AGRL to the Promoter Companies. Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL’s election, be offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 8 — Acquisition of AGRL

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Agreement”), with AGRL and Spring Fortune that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL. On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of AERL.

The acquisition of AGRL by AERL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of a majority of the outstanding Ordinary Shares of AERL immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, in accordance with the provision of FASBASC Topic 805 “Business Combinations”. Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. AERL’s assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition. For periods after the consummation of the acquisition, the assets and liabilities and the historical operations that are reflected in the consolidated financial statements will be those of AGRL and the Promoter Companies and will be recorded at their historical cost basis.

Upon closing, AERL acquired all the outstanding capital stock of AGRL from Spring Fortune for a total consideration of 10,350,000 Ordinary Shares of AERL that were issued to Spring Fortune and its designees and an additional 4,210,000 Ordinary Shares that will be issued upon the filing of AERL’s annual report on Form 20-F for the 2010 fiscal year. In addition, Spring Fortune shall be entitled to receive additional Ordinary Shares of AERL stock for each of the years 2010, 2011 and 2012 in which AGRL, through the Promoter Companies, meets or exceeds the following net after tax income targets specified for such year in the Agreement (the “Incentive Targets”):

Year	Incentive Target	Incentive Shares
2010	$36,800,000 to $37,799,999	4,210,000
	$37,800,000 to $38,799,999	6,300,000
	$38,800,000 to $39,799,999	8,069,000
	$39,800,000 to $40,799,999	9,586,000
	$40,800,000 to $41,799,999	10,900,000
	$41,800,000 and above	12,050,000
2011	$49,500,000 and above	2,573,000
2012	$58,000,000 and above	2,573,000

As of December 31, 2010 the maximum number of incentive shares that Spring Fortune may receive for achieving Incentive Targets is 17,196,000. Also, for each of the years 2010, 2011 and 2012, AERL will issue an additional 530,000 Ordinary Shares if AGRL has adjusted net income equal to, or greater than, $60 million, $75 million, and $82.5 million, respectively, which would amount to an additional 1,590,000 Ordinary Shares to Spring Fortune if all of such targets are achieved. AGRL did not earn the additional 530,000 Ordinary Shares for the year ended December 31, 2010. However, if for any fiscal year through the fiscal year ending December 31, 2012, (i) at the end of any fiscal quarter during such fiscal year, AGRL does not have at least $10,000,000 in cash and cash equivalents (including redeemable chips and receivables from casinos with respect to operations during such fiscal quarter that are received within five (5) days after the end of such fiscal quarter) and (ii) based on the audited financial statements for such fiscal year, positive cash flow from operations, as determined in accordance with U.S. GAAP, Spring Fortune shall not be entitled to receive one-half of the incentive shares it would otherwise be entitled to receive with respect to such fiscal year. Total incentive shares and additional earnout shares potentially issuable pursuant to the above targets are 18,256,000.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 8 — Acquisition of AGRL – (continued)

AGRL achieved the performance target for the year ended December 31, 2010 of net after tax income in excess of $41,800,000 as calculated under US GAAP, pursuant to the Agreement, and accordingly 12,050,000 shares will be issued 30 days subsequent to the filing of the 2010 annual report on Form 20-F.

Note 9 — Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company entered into a Profit Interest Purchase Agreement (“Purchase Agreement”) with Mr. Mok and Mr. Wong (the “Seller”), to acquire the right to 100% of the profit derived by King’s Gaming Promotion Limited (“King’s”), effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to US$36,000,000, of which US$9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”). The balance of US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s (and shall be the sole property of the Company until paid to the Seller in accordance with the terms of the Purchase Agreement) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s approved by the Audit Committee of the Company. In the event King’s fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

For purposes of the Purchase Agreement, “Gross Profit” means 1.25% of the rolling chip turnover (which means the amount of non-redeemable chips that the Seller’s network of agents purchase from King’s and the Company’s VIP gaming rooms) attributable to the Seller’s network of gaming agents and collaborators at both King’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms, after deducting commissions and fees paid to the Seller’s network of gaming agents and collaborators and a fixed management fee of $77,500 per month unless otherwise agreed by the parties. Revenues from VIP gaming rooms not employing a flat percentage of rolling chip turnover may not account for more than 30% of the rolling chip turnover and to the extent that revenues from such VIP gaming rooms account for more than 30% of the rolling chip turnover, such excess amount shall not be deemed Gross Profit for purposes of the Purchase Agreement.

In addition, as more fully set forth below, the Company shall issue to the Seller (i) up to an aggregate of 1,500,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the three years following the closing date (the “Earnout Shares”), (ii) up to an aggregate of 700,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the seven years following the third anniversary of the closing date (the “Incentive Shares”), and (iii) additional Ordinary Shares in the event the Gross Profit targets for each of the ten years following the closing date are exceeded by at least US$1,000,000 (the “Additional Incentive Shares”). For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued. The Seller is not entitled to any Additional Incentive Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 9 — Acquisition of King’s Gaming Promotion Limited – (continued)

The Earnout Shares, the Incentive Shares and Additional Incentive Shares shall be released and issued to the Seller as follows:

Year	Gross Profit Target For Earnout/Incentive Shares	Earnout/Incentive Shares	Additional Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

*
— For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued. The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s providing for the guaranty of all obligations of King’s and the Seller pursuant to the Purchase Agreement, including, but not limited to any bad debts the Seller network of agents may have incurred or may incur in the future.

The total estimated purchase price of $75,973,890 consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000 and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424
Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP room and its location at the Venetian Resort and Casino on the Cotai strip in Macau. Additional factors include the synergies between the operations of King's and the operations of Sang Heng and Iao Pou, including the expanded network of agents and the ability to offer higher tier patrons the opportunity to play at either a high end luxury Cotai strip location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 9 — Acquisition of King’s Gaming Promotion Limited – (continued)

The following is a summary of the current and long term portions of the estimated contingent consideration to be paid for the acquisition of King’s:

Years Ended December 31,	Total Contingent Consideration
2011	$12,835,395
2012	12,888,475
2013	12,964,386
2014	1,443,874
2015	1,703,080
Thereafter	9,022,354
$50,857,564

The operations of King’s acquired assets have been included in the results of operations of the Company from November 1, 2010 the date for such inclusion per the acquisition agreement dated November 10, 2010. The acquisition has been accounted for using the acquisition method of accounting and accordingly, the aggregate consideration has been allocated based on estimated fair values as of the acquisition date.

Management determined that the acquisition of the operations of King’s from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau would allow the Company to rapidly expand its operations to the Cotai strip and appeal to a wider number of gaming patrons. Prior to the acquisition, the Company's operations were only located in downtown Macau. Additionally, the acquisition of King's brought an additional network of agents and collaborators that may increase revenues at the Company's downtown Macau VIP rooms.

The following is a summary of revenues, expenses and net income of King’s since the effective acquisition date (November 1, 2010) included in the consolidated results of operations for the Company during the year ended December 31, 2010:

Revenues	$4,641,331
Expenses	3,240,158
Net Income Attributable To King’s	$1,401,173

Transaction costs for the acquisition of King’s charged to operations in 2010 were $241,730.

The following unaudited, pro forma consolidated and combined statements of operations have been prepared assuming that the acquisition of King’s occurred on January 1 of each year presented.

	Pro Forma Consolidated For the Year Ended December 31, 2010	Pro Forma Combined For the Year Ended December 31, 2009
Revenue	$145,392,594	$73,291,510
Expenses	106,176,729	59,517,603
Pro Forma Net Income Attributable To Ordinary Shareholders	$39,215,865	$13,773,907
Pro Forma Net Income Per Share
Basic	$2.53	$1.16
Diluted	$2.08	$1.16
Weighted average shares outstanding
Basic	15,488,367	11,850,000
Diluted	18,882,214	11,850,000

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 10 — Shareholders’ Equity

Ordinary Shares

AERL is authorized to issue 200,000,000 Ordinary Shares, par value $.0001. As of December 31, 2010, 22,544,064 Ordinary Shares are outstanding. As of December 31, 2009 and 2008, 10,350,000 Ordinary Shares were outstanding. The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

On June 30, 2010, AERL issued a press release announcing that it received approval to list its Ordinary Shares (the “Ordinary Shares”) and ordinary share purchase warrants (the “Warrants”) on the NASDAQ Global Market under the symbols AERL and AERLW, respectively. On July 2, 2010, the Ordinary Shares and Warrants commenced trading on the NASDAQ Global Market.

Private Placement

On May 18, 2010, pursuant to certain Share Purchase Agreements dated as of April 15, 2010 (each a “Share Purchase Agreement” and together the “Share Purchase Agreements”) by and between AERL and 200 individual investors, the Company consummated the sale of 60,000 Ordinary Shares of the Company (the “Shares”) for a purchase price of $9.50 per share or an aggregate purchase price of $570,000. The sale of the Shares was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Regulation S under the Act due to the fact that the offering of the Shares was not made in the United States and that none of the investors were U.S. Persons (as defined in the Act).

Directors Compensation

All of the Company directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued in January of the following year. The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

Warrants

As of December 31, 2010, there are no warrants outstanding from AERL’s initial public offering (“IPO”), with the exception of the warrants issuable upon the exercise of the underwriter unit purchase option described below. The AERL IPO originally sold a unit which consisted of one Ordinary Share and a warrant which entitled the holder to purchase two Ordinary Shares at $5.00 per share. Prior to the redemption described below, each warrant entitled the registered holder to purchase one Ordinary Share at a price of $5.00 per share, subject to adjustment. The warrants became exercisable upon the completion of AERL’s acquisition of AGRL. However, no warrant (other than the Founders’ Warrants) was exercisable and AERL was not be obligated to issue Ordinary Shares unless, at the time a holder exercised such warrant, a prospectus relating to the Ordinary Shares issuable upon exercise of the warrant is current and the Ordinary Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. A prospectus relating to the Ordinary Shares issuable upon exercise of the warrants was declared effective on May 28, 2010. The Founders’ Warrants may be exercised for unregistered Ordinary Shares even if a prospectus relating to the Ordinary Shares issuable upon such exercise is not current.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 10 — Shareholders’ Equity – (continued)

In connection with its IPO, AERL also issued a Unit Purchase Option, for $100, to Early Bird Capital (the underwriter) (and its designees) to purchase 480,000 units at an exercise price of $6.60 per unit. The units issuable upon exercise of this option are identical to the units sold in AERL’s IPO. The Unit Purchase Option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the Unit Purchase Option (the difference between the exercise prices of the Unit Purchase Option and the underlying Warrants and the market price of the Units and underlying Ordinary Shares) to exercise the Unit Purchase Option without the payment of any cash. The Company has no obligation to net cash settle the exercise of the Unit Purchase Option or the Warrants underlying the Unit Purchase Option. The holder of the Unit Purchase Option will not be entitled to exercise the Unit Purchase Option or the Warrants underlying the Unit Purchase Option unless a registration statement covering the securities underlying the Unit Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit Purchase Option or underlying Warrants, the Unit Purchase Option or Warrants, as applicable, will expire worthless. The Unit Purchase Option expires in 2013.

On June 28, 2010, AERL sent a notice (the “Notice”) to all record holders of the ordinary share purchase warrants of the Company (the “Warrants”) that, pursuant to the Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, the Warrants will be redeemed for cash at the redemption price of $0.01 per warrant (the “Redemption Price”) on October 28, 2010 (the “Redemption Date”) if not exercised by that date. Management did not exercise its option to require the holders of the Warrants to exercise warrants on a “cashless basis.” Accordingly, after 5:00 p.m. New York time on the Redemption Date, the Warrants not exercised are no longer exercisable for Ordinary Shares of the Company and the holders of 4,046,439 received the Redemption Price totaling $40,464.

	Warrants Outstanding (A)	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life
Outstanding December 31, 2009	16,088,000	—	$5.05	3.5 years
Granted	—		—
Redeemed	(4,046,439)		5.00
Exercised	(10,601,561)		5.00
Outstanding December 31, 2010	1,440,000	1,440,000	$5.64	2.5 years

(A)	includes shares and warrants issuable under the Underwriter Unit Purchase Option of 1,440,000.

During the year ended December 31, 2010, 7,095,790 warrants were exercised for the purchase of 7,095,790 Ordinary Shares for a purchase price of $5.00 per share or an aggregate purchase price of $35,478,950 which will be used for working capital for the Company. Additionally, 3,505,771 “founder warrants” were exercised on a cashless basis for 1,343,050 Ordinary Shares.

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at December 31, 2010 and 2009.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 11 — Commitments and Contingencies

Management Agreements

Day-to-day management and operation of the VIP gaming rooms is contracted by the Promoter Companies to Pak Si Management and Consultancy Limited of Macau (“Pak Si”) a related party management company that is responsible for hiring and managing all staff needed for operations. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). Sang Heng and Iao Pou, have entered into one year agreements to provide such services with Pak Si, pursuant to which each of them pays Pak Si $155,000 per month, for King’s the amount is $77,500 per month, from which Pak Si is responsible to pay all salaries, benefits and other expenses of operation. The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Group and its chief operating officer. Total amounts paid to Pak Si were $3,732,650, $2,200,890 and $2,876,914 in 2010, 2009 and 2008, respectively. Amounts due to Pak Si as of December 31, 2010 and 2009 were $385,977 and $180,561, respectively and have been recorded in accrued expenses.

Employment Agreements

During 2010 AGRL has entered into employment agreements with six executive officers Mr. Lam (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Mr. Vong (Director), Lam Chou In (Operating Officer), and Zheng Anting (Operating Officer) that became effective upon the closing of the acquisition of AGRL. Zheng Anting resigned on December 15, 2010. In addition, upon the closing of the acquisition of King’s, AERL has entered into two additional employments contracts with Mr Mok and Mr Wong.

Annual minimum compensation for the terms of the employment agreements is as follows:

2011	$775,200
2012	775,200
2013	412,200
2014	379,200
2015	127,600
Total	$2,469,400

Each executive is entitled to paid vacation in accordance with AGRL’s policies and other customary benefits. The employment agreements provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees. The agreements contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during 2010 related to these employment contracts was $690,200.

Certain Risks and Uncertainties

The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies. The tenure of the Promoter Companies acting as gaming promoters for the Casinos is subject to the Gaming Representative/Gaming Promoter Arrangements.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008

Note 11 — Commitments and Contingencies – (continued)

The Group may not be able to collect all of their markers receivables from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group receives a significant amount of their revenue from patrons within the Asia-Pacific Region. If economic conditions in theses areas were to decline materially or additional casino licenses to new casino operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

Note 12 — Segment and Geographic Information

The Group’s principal operating and developmental activities occur in two geographic areas: Macau and Jeju. Management reviews the results of operations for each of its key operating segments: Macau and Jeju. During the year ended December 31, 2010, there was no operation in Jeju. The Group’s geographic information is as follows as of and the years ended December 31,

	2010	2009	2008
Net Revenues (Macau)	$127,036,361	$59,548,437	$45,190,019
Net Income (Loss) Attributable to Ordinary Shareholders (Macau)	$32,966,865	$(18,505)	$—
Total Assets (Macau)	$220,058,197	$6,242,268	$9,087,801
Net Revenues (Jeju)	$—	$931,500	$5,831,204
Net Income (Loss) Attributable to Ordinary Shareholders (Jeju)	$—	$—	$—
Total Assets (Jeju)	$—	$7,902	$2,259,525

There were no operations in Jeju in fiscal 2010 because, due to the strong year-over-year gaming revenue growth in Macau beginning in the second half of fiscal 2009, the Company decided to increase its efforts in Macau.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of rolling chips turnover. Management believes that this change in the revenue structure will reduce the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses. The favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju.

When allocating its investment resources, the Group fundamentally looks at the costs and benefits of an opportunity. The Company expects that it will resume operations in Jeju when the benefits of geographical diversification and other economic benefits of resuming operations in Jeju outweigh the marginal return of expanding operations in Macau alone.

Note 13 — Subsequent Events

Subsequent to December 31, 2010, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel and Iao Pou decreased the number of gaming tables from 11 to 6 at the MGM Grand Hotel in the respective VIP gaming rooms. The reduction of gaming tables is not expected to have a material effect on the operations of Iao Pou.

AJ. ROBBINS, PC
216 16th STREET, SUITE 600
DENVER, COLORADO 80202

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owners of
King's Gaming Promotion Limited
Macau

We have audited the accompanying balance sheets of King's Gaming Promotion Limited as of December 31, 2009 and 2008 and the related statements of operations and other comprehensive income (loss), changes in owners' equity, and cash flows for the year ended December 31, 2009 and for the period from inception (April 15, 2008) to December 31, 2008. King's Gaming Promotion Limited’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of King's Gaming Promotion Limited as of December 31, 2009 and 2008 and the results of its operations, and cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ AJ. ROBBINS, PC
Certified Public Accountants

Denver, Colorado
November 9, 2010

 KING'S GAMING PROMOTION LIMITED
BALANCE SHEETS

	September 30, 2010	December 31, 2009	December 31, 2008
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$8,429	$28,486	$168,010
Accounts Receivable, Net	—	—	1,173,797
Advance to owner	938,150	2,593,644	1,399,867
Total assets, all current	$946,579	$2,622,130	$2,741,674
LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
Line of Credit Payable	$—	$1,934,585	$1,935,509
Accrued Expenses	946,579	687,545	806,165
Total liabilities, all current	946,579	2,622,130	2,741,674
COMMITMENTS AND CONTINGENCIES
OWNERS' EQUITY	—	—	—
TOTAL LIABILITIES AND OWNERS' EQUITY	$946,579	$2,622,130	$2,741,674

See accompanying Notes to the Financial Statements

 KING'S GAMING PROMOTION LIMITED
STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

	For the Nine Months Ended September 30, 2010	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2009	For the period from inception (April 15, 2008) to December 31, 2008
	(Unaudited)	(Unaudited)
Revenue from VIP gaming operations	$15,357,754	$9,208,584	$12,811,573	$4,663,286
Total Revenues	15,357,754	9,208,584	12,811,573	4,663,286
Expenses
- Commission to agents	8,628,876	5,501,896	7,662,963	2,525,706
- Selling, general and administrative expenses	1,421,501	1,352,029	1,764,531	579,972
- Special Rolling Tax	122,862	70,537	99,360	32,565
Total Expenses	10,173,239	6,924,462	9,526,854	3,138,243
Net Income	$5,184,515	$2,284,122	$3,284,719	$1,525,043
Other Comprehensive Income (Loss)
Foreign Currency
- Translation adjustment	(7,683)	(472)	(1,657)	2,304
Total Comprehensive Income	$5,176,832	$2,283,650	$3,283,062	$1,527,347

See accompanying Notes to the Financial Statements

 KING'S GAMING PROMOTION LIMITED
STATEMENTS OF CHANGES IN OWNERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED), THE YEAR ENDED
DECEMBER 31, 2009 AND FOR THE PERIOD FROM INCEPTION (APRIL 15, 2008) TO DECEMBER 31, 2008

Balance at Inception (April 15, 2008)
$—
Net Income	1,525,043
Net Distribution to Owners	(1,527,347)
Other Comprehensive Income	2,304

Balance at December 31, 2008	—

Net Income	3,284,719
Net Distribution to Owners	(3,283,062)
Other Comprehensive Income (Loss)	(1,657)

Balance at December 31, 2009	—

Net Income	5,184,515
Net Distribution to Owners	(5,176,832)
Other Comprehensive Income (Loss)	(7,683)

Balance at September 30, 2010 (Unaudited)	$—

See accompanying Notes to the Financial Statements

 KING'S GAMING PROMOTION LIMITED
STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30, 2010	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2009	For the period from inception (April 15, 2008) to December 31, 2008
	(Unaudited)	(Unaudited)
Cash flows provided by (used in) operating activities
Net Income	$5,184,515	$2,284,122	$3,284,719	$1,525,043
Change in assets and liabilities
Accounts Receivable	—	(143,745)	1,173,797	(1,173,797)
Advance to Owner	1,655,494	570,379	(1,193,777)	(1,399,867)
Prepaid Expenses and Other Assets	—	—	—	—
Line of Credit Payable	(1,934,585)	(25)	(924)	1,935,509
Accrued Expenses	259,034	(187,294)	(118,620)	806,165
Net cash provided by (used in) operating activities	5,164,458	2,523,437	3,145,195	1,693,053
Cash flows (used in) financing activities
Net distribution to owners	(5,176,832)	(2,283,650)	(3,283,062)	(1,527,347)
Net cash (used in) financing activities	(5,176,832)	(2,283,650)	(3,283,062)	(1,527,347)
Net increase (decrease) in cash and cash equivalents	(12,374)	239,787	(137,867)	165,706
Effect of foreign currency translation on cash	(7,683)	(472)	(1,657)	2,304
Cash and cash equivalents at beginning of period	28,486	168,010	168,010	—
Cash and cash equivalents at end of period	$8,429	$407,325	$28,486	$168,010

See accompanying Notes to the Financial Statements

KING’S GAMING PROMOTION LIMITED
Notes To Financial Statements
(Information for the Periods Ended September 30, 2010 and 2009 is Unaudited)

 Note 1 — Organization and Business of Company

Basis of Presentation

King’s Gaming Promotion Limited (the “Company” or “King's”) was incorporated in Macau on April 15, 2008. The Company promotes the Wenzhou VIP gaming room at the Venetian Hotel and Casino in Macau.

The accompanying unaudited financial statements for the nine months ended September 30, 2010 and 2009 and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information and with the rules and regulations of the Securities and Exchange Commission.

Recent Events

On November 10, 2010, Asia Entertainment & Resources Ltd. (“AERL”) entered into a Profit Interest Purchase Agreement (“Purchase Agreement”) with Mr. Mok and Mr. Wong (the “Seller”), to acquire the right to 100% of the profit derived by King’s, effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to US$36,000,000, of which US$9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of AERL (the “Purchase Price”). The balance of US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s (and shall be the sole property of AERL until paid to the Seller in accordance with the terms of the Purchase Agreement) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s approved by the Audit Committee of AERL. In the event King’s fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

For purposes of the Purchase Agreement, “Gross Profit” means 1.25% of the rolling chip turnover (which means the amount of non-redeemable chips that the Seller’s network of agents purchase from King’s and AERL’s VIP gaming rooms) attributable to the Seller’s network of gaming agents and collaborators at both King’s existing VIP gaming room and AERL’s existing and future VIP gaming rooms, after deducting commissions and fees paid to the Seller’s network of gaming agents and collaborators and a fixed management fee of $77,500 per month unless otherwise agreed by the parties. Revenues from VIP gaming rooms not employing a flat percentage of rolling chip turnover may not account for more than 30% of the rolling chip turnover and to the extent that revenues from such VIP gaming rooms account for more than 30% of the rolling chip turnover, such excess amount shall not be deemed Gross Profit for purposes of the Purchase Agreement.

In addition, as more fully set forth below, AERL shall issue to the Seller (i) up to an aggregate of 1,500,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the three years following the closing date (the “Earnout Shares”), (ii) up to an aggregate of 700,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the seven years following the third anniversary of the closing date (the “Incentive Shares”), and (iii) additional Ordinary Shares in the event the Gross Profit targets for each of the ten years following the closing date are exceeded by at least US$1,000,000 (the “Additional Incentive Shares”). For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued. The Seller is not entitled to any Additional Incentive Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

KING’S GAMING PROMOTION LIMITED
Notes To Financial Statements
(Information for the Periods Ended September 30, 2010 and 2009 is Unaudited)

 Note 1 — Organization and Business of Company  – (continued)

Recent Events (continued)

The Earnout Shares, the Incentive Shares and Additional Incentive Shares shall be released and issued to the Seller as follows:

	Gross Profit Target
Year	For Earnout/ Incentive Shares	Earnout/ Incentive Shares	Additional Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

*- For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued. The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by AERL or King’s providing for the guaranty of all obligations of King’s and the Seller pursuant to the Purchase Agreement, including, but not limited to any bad debts the Seller network of agents may have incurred or may incur in the future.

The total estimated purchase price of $75,973,890 consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000 and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 805 on business combinations, a liability of $50,857,564 was recognized by AERL for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. Fluctuations in the market value of AERL's ordinary shares will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

KING’S GAMING PROMOTION LIMITED
Notes To Financial Statements
(Information for the Periods Ended September 30, 2010 and 2009 is Unaudited)

 Note 1 — Organization and Business of Company  – (continued)

Recent Events (continued)

The following is a summary of the current and long term portions of the estimated contingent consideration to be paid by AERL for the acquisition of King's:

Years Ended December 31,	Total Contingent Consideration
2011	$12,835,395
2012	12,888,475
2013	12,964,386
2014	1,443,874
2015	1,703,080
Thereafter	9,022,354
$50,857,564

Basis of Presentation

The financial statements as of September 30, 2010 and for the nine month periods ending September 30, 2010 and 2009 are unaudited. The accompanying unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. In the opinion of management, all adjustments (consisting of normal adjustments) have been made that are necessary to present fairly the financial position of the Company as of September 30, 2010 and the results of its operations and cash flows for the nine month periods ending September 30, 2010 and 2009. Operating results as presented are not necessarily indicative of the results to be expected for a full year.

Operations

VIP gaming rooms are well appointed suites generally located within a large casino and serve the purpose of providing luxury accommodations and privacy exclusively for the high-tier gaming patrons.

Macau, the only city in China that allows legalized gaming, is located 60 kilometers west of Hong Kong and is connected to mainland China by two bridge systems, a 24 hour ferry service from Hong Kong and direct world flights into its international airport.

The operations of the Company’s VIP room are to promote a VIP gaming room at the Venetian Hotel and Casino located on the Cotai Strip in Macau Special Administrative Region (“Macau” or “Macau SAR”), China. The Company’s VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation in September 2008.

Fiscal Year End

The fiscal year end is December 31.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. Actual results could vary from those estimates.

KING’S GAMING PROMOTION LIMITED
Notes To Financial Statements
(Information for the Periods Ended September 30, 2010 and 2009 is Unaudited)

 Note 1 — Organization and Business of Company  – (continued)

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Company’s financial instruments, none of which are held for trading purposes, including cash, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of less than 90 days. Such investments are carried at cost, which approximates their fair value. Cash and cash equivalents are placed with high credit quality financial institutions.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest are recorded at amounts due from the holders of the casino license.

When deemed necessary, the Company records an allowance for doubtful accounts which represents the management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

As of December 31, 2008 accounts receivable were due from one Casino Operator.

KING’S GAMING PROMOTION LIMITED
Notes To Financial Statements
(Information for the Periods Ended September 30, 2010 and 2009 is Unaudited)

 Note 1 — Organization and Business of Company  – (continued)

VIP Gaming Room Cage and Marker Accounting

The Company does not extend credit to junket agents. The operations of the cage, where cash, non-negotiable and cash chips transactions and extension of credit occur, are owned by the individual owners of the Company.

In the VIP gaming room, junket agents primarily purchase non-negotiable rolling chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. The wager of the non-negotiable rolling chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

The law in Macau permits VIP gaming promoters to extend credit to junket agents.

Revenue Recognition

Revenue from the VIP gaming room operations is recorded monthly based upon the Company’s share of the net gaming wins or as a percentage of non-negotiable chips wagered in the VIP gaming room promoted by the Company. The amounts due to the Company are calculated and reported by the Casino operator on a monthly basis usually within ten days of month end.

In accordance with long standing industry practice in Macau, the Company shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Company. Typically, wins and losses are allocated as 42.5% to 45% of net gaming wins on a pre-gaming tax basis. The Promoter may or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

Additionally, the Company earned revenues based upon percentages of chips wagered in the VIP gaming room (typically 0.03% to 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming room patrons without charge and is included in gross revenues and then deducted as promotional allowances as incurred.

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of rolling chip volumes regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau Government now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires. The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters, concessionaires and sub-concessionaires to report regularly to the Gaming Inspection and Coordination Bureau of the Macau government and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, the gaming promotion agreement was revised and removed the win/loss sharing component and replaced it with a commission payable at a rate of 1.20% of chips turnover and incentive revenues at a rate of 0.05% of chips turnover. The allocation between commission and incentive revenue may vary based upon the total amount of chips turnover on a monthly basis. Management believes that this change in the revenue structure will reduce the inherent risk in operating a VIP gaming room, due to the fluctuation surrounding gaming wins and losses. The fixed commission revenues will be based only on the amount of chips turnover, rather than the win/loss of the gaming operations.

KING’S GAMING PROMOTION LIMITED
Notes To Financial Statements
(Information for the Periods Ended September 30, 2010 and 2009 is Unaudited)

 Note 1 — Organization and Business of Company  – (continued)

Revenue Recognition (continued)

Total chips turnover in the VIP gaming rooms during the periods ended September 30, 2010 and 2009, and December 31, 2009 and 2008 was approximately $1,229 million, $705 million, and $993 million, $326 million respectively.

Advertising and Marketing Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense. The Company did not incur advertising or marketing expenses during any of the periods presented.

Foreign Currency

The reporting currency of the Company is in the United States Dollar (“US $”, “$”, “Reporting Currency”). And its functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”). Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing at the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the financial statements of the Company, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment in other comprehensive income, a component of owners' equity.

	September 30,		December 31,	December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Period end HK$:US$ exchange rate	$7.76	$7.75	$7.75	$7.75
Average nine-months ended HK$:US$ exchange rate	$7.77	$7.75
Average annual ended HK$$:US$ exchange rate			$7.75	$7.76

Comprehensive Income (Loss)

The Company follows ASC 220 Topic “Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying statements of changes in owners' equity, was cumulative foreign currency translation adjustment.

Economic and political risks

The Company’s operations are conducted in Macau. Accordingly, the Company’s financial condition and results of operations may be influenced by the political, economic and legal environment in the People’s Republic of China (“PRC”, “China”) and by the general state of the PRC.

KING’S GAMING PROMOTION LIMITED
Notes To Financial Statements
(Information for the Periods Ended September 30, 2010 and 2009 is Unaudited)

 Note 1 — Organization and Business of Company  – (continued)

Economic and political risks (continued)

The Company’s operations in Macau are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Income Taxes

The Company is not subject to Macau Complimentary tax, because, pursuant to the VIP room promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau government paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

The Company is not incorporated in the United States and is not subject to United States federal income taxes. The Company did not derive any significant amount of income subject to such taxes and accordingly, no relevant tax provision is made in the statements of operations.

Recently adopted accounting pronouncements

In June 2009, the FASB issued new accounting guidance (originally issued as FASB Statement 167, and subsequently issued as ASU 2009-17) on consolidation of variable interest entities, which include: (1) the elimination of the exemption for qualifying special purpose entities; (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. The new guidance is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first annual reporting period. The adoption of this new guidance on January 1, 2010 did not have a material impact on the Company's financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 2 — Accounts Receivable, Net

Accounts receivable consisted of the following:

	September 30,	December 31,	December 31,
	2010	2009	2008
	(Unaudited)
Gaming revenues receivable	$—	$—	$1,173,797
	$—	$—	$1,173,797

Note 3 — Line of Credit

Line of Credit consisted of the following:

	September 30,	December 31,	December 31,
	2010	2009	2008
	(Unaudited)
Line of Credit Casino Operator	$—	$1,934,585	$1,935,509

Line of credit payable to Casino Operator represents an advance of non-negotiable chips to the Company and is interest free and renewable monthly, secured by personal guarantees, including one of the brother of one of the owners (4%) who is an officer, director and significant stockholder of AERL.

KING’S GAMING PROMOTION LIMITED
Notes To Financial Statements
(Information for the Periods Ended September 30, 2010 and 2009 is Unaudited)

Note 4 — Accrued Expenses

Accrued Expenses consist of the following:

	September 30,	December 31,	December 31,
	2010	2009	2008
	(Unaudited)
Agents Commission payable	$870,100	$610,162	$702,938
Management fee payable- (Note 8)	76,479	77,383	103,227
	$946,579	$687,545	$806,165

Note 5 — Advance to Owner

Advances to owner consist of amounts in advance of profits of the Company. While these amounts remain outstanding as of the balance sheet dates, they are regularly repaid during the course of the year in the form of distributions. AERL intends to acquire the operations of the Company, and not the assets or liabilities of the Company. Therefore the advances to the owner will be repaid by the owner in due course and are not deemed to be contra-equity accounts rather than a receivable from the owner in accordance with FASB ASC Topic 310-10-S99, which requires that receivables from officers or directors, not repaid in cash prior to the issuance date of the financial statements should be recorded as a deduction from owners’ equity.

Note 6 — Shareholders’ Equity

The Company is registered as a limited liability company by the proprietor on April 15, 2008 and had a registered capital of 24,000 Macau Patacas. To become a gaming promoter in Macau, it is necessary for the VIP gaming promoter to obtain a license from the Gaming Inspection and Coordination Bureau of the Macau government. The license can only be granted when the proprietor complies with the probity requirements. A disqualified proprietor may result in the disapproval.

Note 7 — VIP Gaming Promoter Agreement

King’s Gaming Representative (VIP Room Promoter) Agreement was entered in July 2008 between Venetian Macau S.A. and the Company allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September, 2009 both parties agreed that the Company should be compensated in accordance with Order no. 83,2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chips turnover, the agreement became effective on November 1, 2009. The agreement was renewed in 2010 for the period from January 1, 2010 to December 31, 2010.

Note 8 — Commitments and Contingencies

Management Agreements

Day-to-day management and operation of the VIP gaming room is contracted by the Company to a management company that is responsible for hiring and managing all staff needed for operations. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The Company entered into a one year agreement to provide such services, pursuant to which the Company pays the manager approximately US $78,000 per month, from which the management company is responsible to pay all salaries, benefits and other expenses of operation.

Certain Risks and Uncertainties

The Company’s operations are dependent on the annual renewal of the gaming license by the Macau government to the Company. The tenure of the Company acting as a gaming promoter for the Casino is subject to the Gaming Representative / Gaming Promoter Arrangement.

KING’S GAMING PROMOTION LIMITED
Notes To Financial Statements
(Information for the Periods Ended September 30, 2010 and 2009 is Unaudited)

Note 8 — Commitments and Contingencies  – (continued)

The Company receives a significant amount of their revenue from patrons within the Asia-Pacific Region. If economic conditions in theses areas were to decline materially or additional casino licenses were awarded in these locations, the Company’s results of operations could be materially affected.

Note 9 — Subsequent Events

The Company has evaluated events and transactions that occurred subsequent to September 30, 2010 for possible disclosure or recognition in the financial statements. The Company has determined that other than subsequent events disclosed elsewhere in the notes to financial statements, there were no such events or transactions that warrant disclosure or recognition in the financial statements.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASIA ENTERTAINMENT & RESOURCES LTD.

May 6, 2011	By:	/s/ Leong Siak Hung
Name: Leong Siak Hung
Title: Chief Executive Officer (Principal Executive Officer)

May 6, 2011	By:	/s/ Raymond Li Chun Ming
Name: Raymond Li Chun Ming
Title: Chief Financial Officer (Principal Financial and Accounting Officer)