Form 20-F/A
period 2010-12-31
Asia Entertainment & Resources Ltd.
filed 2011-07-29
CIK 1417754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark one)

FORM 20-F/A
(AMENDMENT NO. 1)

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

Explanatory Note

This Amendment No. 1 to our Annual Report on Form 20-F/A ("Form 20-F/A") is being filed to amend our Annual Report on Form 20-F for the year ended December 31, 2010 ("Form 20-F"), which was originally filed with the Securities and Exchange Commission (the "SEC") on May 6, 2011. We are filing this amendment to (i) revise the risk factor beginning with “If we become directly subject to the recent scrutiny” on page 15 of the 20-F and the risk factor beginning with “If our goodwill or other intangible assets become impaired” on page 12 of the 20-F consistent with comments received by the SEC, (ii) to correct the date of a promoter agreement described in Item 4 consistent with comments received by the SEC, and (iii) include Exhibits 10.39 through 10.44. We are amending and restating the following items in this Form 20-F/A:

•	Part I. Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges.
•	Part I. Item 4. Information on the Company.
•	Part III. Item 19. Exhibits.

Except as indicated above, no changes other than corrections of typographical errors have been made.

PART III		49

ITEM 19.	EXHIBITS	49

i

ITEM 3.	KEY INFORMATION

A.	Selected financial data

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

Because we have acquired a significant number of companies, goodwill and other intangible assets represent a substantial portion of our assets. As of December 31, 2010, our goodwill was $15,008,424 and other intangible assets were $60,110,307, together comprising approximately 88% of our shareholders’ equity balance. We will perform a goodwill and intangible asset impairment test for potential impairment at least on an annual basis. This process requires us to make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations, as well as the interpretation of current economic indicators and market valuations. To the extent economic conditions that would affect the future operations of our reporting units change, our goodwill and other intangible assets may be deemed to be impaired and an impairment charge could result in a significant reduction in our shareholders’ equity.  A significant impairment charge would have a material adverse impact upon our financial condition and results of operations.

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

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

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

Sang Heng’s gaming promoter agreement for the operation of the VIP gaming room at the Star World Hotel and Casino in Macau was entered into with Galaxy on September 4, 2009. Iao Pou’s gaming promoter agreement for the operation of the VIP gaming room at the MGM Grand Hotel and Casino was entered into with MGM Grand Paradise on November 9, 2009. MGM Grand Paradise is the holder of a sub-concession granted by SJM. King’s Gaming’s promoter agreement for the operation of the VIP gaming room at the Venetian-Resort-Hotel on the Cotai Strip, Macau was entered into with Venetian Macau on December 9, 2010. Venetian Macau is the holder of a sub-concession granted by Galaxy.

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
10.39
Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)(9)

10.40	Star World Hotel and Casino Gaming Promoter Loan Contract dated June 30, 2008 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Lam Man Pou. (10)
10.41	Venetian Macau Limited Junket Credit Agreement dated March 29, 2011 by and between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Limited.(10)
10.42
Gaming Promotion Agreement, dated May 15, 2011 between Galaxy Casino, S.A. and Sang Heng Gaming Promotion Limited (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission).(10)

10.43	Supplementary Agreement to Profit Interest Agreement dated May 12, 2011 by and between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Company Limited.(10)
10.44	Star World Casino Gaming Promoter Loan Contract dated February 9, 2010 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Vong Hon Kun.(10)
21.1	Subsidiaries(6)
99.1	Audit Committee Charter(4)
99.2	Nominating Committee Charter(4)
99.3	Compensation Committee Charter(4)

(1)	Filed as an exhibit to Amendment No. 5 to registrant’s Registration Statement on Form S-1 filed on July 8, 2008 and incorporated herein by reference.

(2)	Filed as an exhibit to Amendment No. 2 to registrant’s Registration Statement on Form S-1 filed on January 31, 2008 and incorporated herein by reference.

(3)	Filed as an exhibit to the Company’s Shell Company Report on Form 20-F filed on February 8, 2010 and incorporated herein by reference.

(4)	Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed April 23, 2010 and incorporated herein by reference.

(5)	Filed as Appendix A to Exhibit 99.1 to the Report on Form 6-K filed on November 10, 2010 and incorporated herein by reference.

(6)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 originally filed on May 14, 2010 (File No.: 333-166860)

(7)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on April 8, 2011.

(8)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 3, 2011.

(9)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on July 29, 2011.

(10)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 31, 2011.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASIA ENTERTAINMENT & RESOURCES LTD.

July 29, 2011	By:	/s/ Leong Siak Hung
Name: Leong Siak Hung
Title: Chief Executive Officer (Principal Executive Officer)

July 29, 2011	By:	/s/ Raymond Li Chun Ming
Name: Raymond Li Chun Ming
Title: Chief Financial Officer (Principal Financial and Accounting Officer)