Form 20-F
period 2011-12-31
Asia Entertainment & Resources Ltd.
filed 2012-03-16
CIK 1417754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark one)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from __________ to ___________

Commission file number 001-34804

Asia Entertainment & Resources Ltd.

(Exact name of the Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 605, East Town Building

16 Fenwick Street

Wanchai, Hong Kong

Phone: 852-2111-9220

Facsimile: 852-2110-9420

(Address of principal executive offices)

Leong Siak Hung, Chief Executive Officer

Asia Entertainment & Resources Ltd.

Unit 605, East Town Building

16 Fenwick Street

Wanchai, Hong Kong

Phone: 852-2111-9220

Facsimile: 852-2110-9420

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

with a copy to:

Mitchell S. Nussbaum

Giovanni Caruso

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

On December 31, 2011, the issuer had 38,804,064 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒	No ☐

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

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards ☐ as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

ITEM 8.	FINANCIAL INFORMATION	74

A.	Consolidated Statements and Other Financial Information.	74

B.	Significant Changes	74

ITEM 9.	THE OFFER AND LISTING	74

A.	Offer and Listing Details	74

B.	Plan of Distribution	75

C.	Markets	75

D.	Selling Shareholders	75

E.	Dilution	75

F.	Expenses of the Issue	75

ITEM 10.	ADDITIONAL INFORMATION	75

A.	Share Capital	75

B.	Memorandum and Articles of Association	75

C.	Material Contracts	75

D.	Exchange controls	76

E.	Taxation	76

F.	Dividends and paying agents	83

G.	Statement by experts	83

H.	Documents on display	83

I.	Subsidiary Information	83

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	83

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	83

PART II		83

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	83

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	83

ITEM 15.	CONTROLS AND PROCEDURES	84

ITEM 16.	[RESERVED]	86

ii

iii

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

All references to Hong Kong Dollar (“HKD$”) are to the legal currency of Hong Kong and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of HKD$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the HKD$ or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or HKD$, as the case may be, at any particular rate or at all. On March 2, 2012, the buying rate announced by the Federal Reserve Statistical Release was HKD$7.7585 to $1.00.

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

The combined balance sheet data of AGRL, Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Iao Pou Gaming Promotion Limited (beginning in June 2009) and Doowell Limited and their predecessors (collectively, “AERL”) as of December 31, 2009, December 31, 2008 and December 31, 2007, and combined statements of operations data and cash flow data of AERL for the years ended December 31, 2009, December 31, 2008, and December 31, 2007 are derived from the audited combined financial statements of AGRL. The consolidated balance sheet data of AERL as of December 31, 2011 and December 31, 2010 and the consolidated statement of operations data and cash flow data for the years ended December 31, 2011 and 2010 are derived from the audited consolidated financial statements of AERL. The audited consolidated financial statements of AERL as of December 31, 2011 and 2010 and for the years ended December 31, 2011, December 31, 2010, and the combined financial statements for the year ended December 31, 2009 are included elsewhere in this Annual Report.

The information is only a summary and should be read in conjunction with each of our historical financial statements and related notes and ”Operating and Financial Review and Prospects” contained elsewhere herein. The historical results included below and elsewhere in this Annual Report are not indicative of our future performance.

ASIA ENTERTAINMENT & RESOURCES LTD.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

Statement of Operations Data

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
			(A)	(A)	(A)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from VIP gaming operations	$250,575,452	$127,036,361	$60,479,937	$51,021,223	$36,247,972
Total expenses	179,570,303	89,740,111	44,934,474	30,826,123	22,999,398
Operating income including pre-acquisition profit	71,005,149	37,296,250	15,545,463	20,195,100	13,248,574
Prior owners’ interest in pre-acquisition profit	—	(4,329,385)	(15,563,968)	(20,195,100)	(13,260,115)
Operating Income (Loss) Attributable to Ordinary Shareholders before change in fair value of contingent consideration	$71,005,149	$32,966,865	$(18,505)	$—	$(11,541)
Change in fair value of contingent consideration for the acquisition of King’s Gaming	6,248,361	—	—	—	—
Net Income (Loss) attributed to ordinary shareholders	77,253,510	32,996,865	(18,505)	—	(11,541)
Other Comprehensive Loss	(64,634)	(41,534)	—	—	—
Total Comprehensive Income (Loss)	$77,188,876	$32,925,331	$(18,505)	$—	$(11,541)
Earnings per share attributable to ordinary shareholders
Basic	$2.07	$2.33	(B)	(B)	(B)
Diluted	$2.00	$1.88	(B)	(B)	(B)

(A)       Represents the combined statements of operations data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer

(B)       Not a meaningful metric prior to AERL’s acquisition of AGRL on February 2, 2010.

Balance Sheet Data

	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
			(A)	(A)	(A)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Current Assets	$258,382,355	$144,939,466	$6,250,170	$11,348,608	$4,873,140
Total Assets	$328,407,314	$220,058,197	$6,250,170	$11,348,608	$4,873,140
Current Liabilities	$77,127,221	$96,557,390	$7,775,322	$8,546,361	$1,858,507
Total Liabilities	$169,620,206	$134,579,559	$7,775,322	$8,546,361	$1,858,507
Total Equity (Deficit)	$158,787,108	$85,478,638	$(1,525,152)	$2,802,247	$3,014,633

(A)       Represents the combined balance sheets data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer.

Cash Flow Data

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
			(A)	(A)	(A)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows provided by (used in) operating activities	$5,280,509	$(76,451,485)	$3,869,081	$550,344	$1,899,455
Cash flows used in investing activities	(27,956)	(9,028,590)	—	—	—
Cash flows (used in) provided by financing activities	(2,305,762)	99,009,722	(4,303,213)	(308,055)	(1,482,390)
Net increase (decrease) in cash	$2,946,791	$13,529,647	$(434,132)	$242,289	$417,065

(A)	Represents the combined cash flow data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer

Recent Developments

The Company’s Board of Directors authorized a regular semi-annual cash dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s year-end financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. The cash dividend payable after the Company’s release of the December 31, 2011 financial results is approximately $7.5 million.

In February 2012, the Board of Directors approved the amendment of the employment contracts of certain executive officers to increase the annual salary, as further described under Item 6.B. of this Annual Report.

Exchange Rates

The following table sets forth information concerning exchange rates between the HKD$ and the U.S. dollar for the periods indicated. On March 2, 2011, the buying rate announced by Federal Reserve Statistical Release was HKD$7.7585 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(HKD$ per US$1.00)
2007	7.7984	7.8008	7.7502	7.8264
2008	7.7499	7.7814	7.7499	7.8041
2009	7.7536	7.7513	7.7497	7.7551
2010	7.7810	7.7665	7.7515	7.7865
2011	7.7663	7.7793	7.7641	7.7942
September	7.7840	7.7943	7.7830	7.8040
October	7.7641	7.7774	7.7634	7.7884
November	7.7730	7.7809	7.7679	7.7957
December	7.7663	7.7767	7.7663	7.7851
2012*	7.7585	7.7564	7.7551	7.7585
January	7.7555	7.7622	7.7538	7.7674
February	7.7551	7.7544	7.7532	7.7559
March*	7.7585	7.7568	7.7551	7.7585

* Through March 2, 2012

Source: Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

Our sole source of revenue is the funds we receive from the profit interest agreements between our subsidiaries and AGRL’s VIP gaming promoters. The VIP gaming promoters receive their revenues from their promotion of VIP gaming rooms in casinos pursuant to gaming promoter agreements with the concessionaires and sub-concessionaires that operate the casinos. The terms of the gaming promoter agreements between AGRL’s VIP gaming promoters and the concessionaires or sub-concessionaires are usually short term and are tied to the term of the licenses of AGRL’s VIP gaming promoters, which are subject to annual renewal. The renewal application consists of a good character certificate certifying as to the absence of criminal activity and a copy of the renewed contract with the concessionaires. Although we believe that renewal is likely, it cannot be assured. If a VIP gaming promoter’s license is not renewed, we will lose the source of a significant part of our revenue.

The operations of AGRL’s VIP gaming promoters are also subject to the significant business, economic, regulatory and competitive uncertainties and contingencies frequently encountered by businesses in competitive environments, many of which are beyond their control. Although AGRL’s VIP gaming promoters commenced operation in May 2006, there are presently only three operating VIP gaming rooms, which have limited operating histories. If AGRL’s VIP gaming promoters are not able to manage these risks successfully, our business will be harmed.

AGRL’s VIP gaming promoters are entirely dependent on their relatively limited number of VIP gaming rooms for all of their cash flow, which subjects AGRL’s VIP gaming promoters to greater risks than a gaming promoter with more VIP gaming rooms. Also, their revenue is subject to significant volatility.

Because AGRL’s VIP gaming promoters’ operations are presently conducted only at three VIP gaming rooms in Macau, they are subject to greater risks than a gaming promoter with more VIP gaming rooms at many different geographic locations due to the limited diversification of their business and sources of revenue. Specifically, they are more exposed to local economic and competitive conditions, changes in law, natural disasters, infectious disease outbreaks, and declines in the number of visitors to Macau. Any of these factors could adversely affect AGRL business, financial condition and results of operations.

High-end gaming at VIP gaming rooms is more volatile than other forms of gaming. Also, large wins by one or more gaming patrons could also materially affect results in a given period. As a consequence, VIP room revenue during any specific period may not be indicative of revenue for a full year.

The profitability of AGRL’s VIP gaming promoters’ VIP gaming room operations depends on a variety of factors, some beyond their control.

The gaming industry is characterized by an element of chance. In addition to the element of chance, theoretical win rates and, thus, the profitability of AGRL’s VIP gaming promoters, are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AGRL’s VIP gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling. As a result, VIP gaming rooms’ rolling chip turnover (upon which commissions payable to all of AGRL’s VIP current gaming promoters are based) may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming promoters’ profitability.

AGRL’s VIP gaming promoters face intense competition in Macau and elsewhere in Asia.

The VIP gaming room business in Macau is highly competitive and AGRL’s VIP gaming promoters expect to encounter increasing competition as casino operators complete and open new projects in the coming years. Currently, AGRL’s VIP gaming promoters’ VIP gaming rooms are located at three of approximately 34 casinos of varying sizes in Macau. AGRL’s VIP gaming promoters currently compete with approximately 220 gaming promoters in Macau.

AGRL’s VIP gaming promoters expect competition in Macau to increase in the near future as multiple additional hotel, casino and entertainment complex projects, which are currently under construction or development, open in 2012. These projects are expected to include internationally recognized hotels and significant additional gaming space. Any opening of additional casinos and hotels is likely to result in a significant increase in the number of VIP gaming rooms, intensifying competition in Macau’s VIP gaming room gaming business and among VIP gaming promoters.

AGRL’s VIP gaming promoters’ VIP gaming rooms also face current or prospective competition from casinos located elsewhere in Asia, such as Genting Highlands, a major gaming and resort destination located outside of Kuala Lampur, Malaysia, and casinos in the Philippines. Certain countries, including the Republic of Korea, Singapore, Malaysia, Vietnam and Cambodia, have already legalized casino gaming while others, such as Japan, Taiwan and Thailand, may legalize gaming in the future, which could further increase regional competition. Two recently-opened large-scale casinos in Singapore have added further competition in the region. Additional competition is provided from other major gaming centers located around the world, including Australia and Las Vegas, as well as from cruise ships in Asia (many based in Hong Kong) that offer gaming.

The profits assigned to the subsidiaries under the profit interest agreements depend on AGRL’s VIP gaming promoters’ gaming volumes and revenue.

The profits to be assigned under the profit interest agreements depend on AGRL’s VIP gaming promoters’ gaming volumes and revenue. If AGRL’s VIP gaming promoters cease to be committed to the gaming promotion business or cease to be appointed as VIP gaming promoters by the concessionaires or sub-concessionaires, their gaming volumes and revenues would be affected. AGRL’s VIP gaming promoters’ business, financial condition and results of operations, and thereby the profit to be assigned to the AGRL subsidiaries, may be materially reduced.

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

Junket Agents and Collaborators.  Virtually all of AGRL’s VIP gaming promoters’ revenue is generated by gaming patrons introduced to them by junket agents and collaborators. With the rise in gaming in Macau, the competition for services provided by junket agents and collaborators has increased. AGRL’s VIP gaming promoters anticipate that this competition will further intensify as additional casinos are developed and open in Macau in the near future. While they believe that they currently maintain good relationships with their existing junket agents and collaborators, there can be no assurance that these good relationships will continue in the future. If they are unable to maintain, or develop additional, successful relationships with reputable junket agents and collaborators or lose a significant number of their junket agents and collaborators to competitors, their ability to maintain or grow their revenue will be hampered and they will have to seek alternative ways of developing relationships with VIP gaming patrons.

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

Gaming Patrons.  If the junket agents and collaborators with whom AGRL’s VIP gaming promoters have relationships are unable to develop or maintain relationships with a sufficient number of VIP gaming patrons, the ability of the VIP gaming promoters to maintain or increase their revenue will be hampered.

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

Key Personnel.  AGRL’s VIP gaming promoters’ ability to maintain their competitive position is dependent to a large degree on the efforts, skills and continued service of Mr. Lam Man Pou and other key management and operating personnel such as Mr. Vong Hon Kun and Mr. Mok Chi Hung. The loss of key management and operating personnel would likely have a material adverse effect on AGRL’s VIP gaming promoters’ business since those individuals market the VIP gaming rooms to the agents, collaborators and patrons. Therefore, if such persons, who are under no direct contractual obligation to continue performing such services for the VIP gaming promoters, were to no longer perform such services for any reason, the VIP gaming promoters would generate significantly less revenue than they currently generate. AGRL’s success also depends upon its ability to attract, hire and retain qualified operating, marketing, financial and technical personnel in the future. Given the intense competition for qualified management personnel in the industry, there can be no assurance that AGRL’s VIP gaming promoters will be able to continue to hire or retain the required personnel.

AGRL faces competition for qualified and skilled employees.

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

Although we have determined that we do not have a material weakness in our internal control over financial reporting for the year ended December 31, 2011, if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely affected.

We and our independent registered public accounting firm, in connection with the audit of the consolidated financial statements for the fiscal year ended December 31, 2010, identified a material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We and our independent registered public accounting firm have determined that we do not have a material weakness in our internal control over financial reporting for the year ended December 31, 2011 as a result of measures we have taken to remediate these deficiencies, such as additional training undertaken by our chief financial officer in dealing with U.S. GAAP and disclosure requirements, hiring a consulting firm to assist us with U.S. GAAP compliance and financial reporting and adopting and following a number of accounting and internal control manuals and installing process changes. However, we may in the future determine that we have a material weakness in our internal control over financial reporting. Our failure to address any control deficiency could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares, may be negatively impacted by a failure to accurately report financial results.

Fulfilling our obligations incident to being a public company will be expensive and time consuming and we may not have adequate staff to do so, which may in the future result in a material weakness in our internal control over financial reporting in accordance with U.S. GAAP.

Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we are required to maintain corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations have required and will require significant management time, place significant demands on our finance and accounting staff and on our financial, accounting and information systems, and resulted in significant insurance, legal and financial compliance costs. Our failure to meet these requirements led to our having a material weakness in our internal control over financial reporting in accordance with U.S. GAAP for the year ended December 31, 2010. Although we and our independent registered public accounting firm have determined that we do not have a material weakness in our internal control over financial reporting for the year ended December 31, 2011, if we are not able to fulfill our obligations incident to being a public company we may in the future determine that we have a material weakness.

AGRL’s VIP gaming promoters need to maintain effective policies and systems of internal controls. If they do not do so, it may result in a material weakness in our internal control in financial reporting in accordance with U.S. GAAP which could result in their being unable to accurately report their financial results or detect and prevent fraud and criminality.

AGRL’s VIP gaming promoters dedicate a significant amount of management, operational and financial resources to enhance and maintain their internal controls. This has increased their administrative and other operating expenses. Although they review their internal control policies and procedures on an ongoing or material weakness basis, we cannot assure you that they will be able to successfully enhance and maintain their internal controls, which may result in our having a material weakness in our internal controls over financial reporting in the future. Any deficiency in internal controls could adversely affect management’s ability to monitor, evaluate and manage their business and operations, or lead to substantial business or operational risk or inaccurate financial reporting. AGRL’s VIP gaming promoters are also subject to the risk that they may have a material weakness regarding their ability to prepare financial statements in accordance with U.S. GAAP.

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

Integrity.   The reputation and integrity of the parties with whom AGRL’s VIP gaming promoters engage in business activities, in particular the junket agents and collaborators with whom they deal, are important to AGRL’s VIP gaming promoters’ own reputation and ability to continue to operate in compliance with their licenses, and Macau gaming laws. While they endeavor, through contractual protections and otherwise, to ensure that their junket agents and collaborators comply with the high standards of probity and integrity required by Macau gaming laws, AGRL’s VIP gaming promoters cannot assure you that the junket agents and collaborators will always maintain these high standards. In addition, if AGRL’s VIP gaming promoters enter into a business relationship with a junket agent or collaborator whose probity was in doubt, this may be considered by regulators or investors to reflect negatively on AGRL’s VIP gaming promoters’ own probity. If any of their junket agents or collaborators violates the Macau gaming laws, the Macau government may, in its discretion, take enforcement action against AGRL’s VIP gaming promoter, the junket agent, the collaborator or each concurrently and they may be sanctioned and their reputation harmed. We are not aware of the government taking action against VIP gaming room promoters relating to the activities of agents or collaborators in recent years.

If our goodwill or other intangible assets become impaired, then our profits and shareholder equity may be significantly reduced.

Because we have acquired a significant number of companies, goodwill and other intangible assets represent a substantial portion of our assets. As of December 31, 2011, our goodwill was $14,992,009 and other intangible assets were $54,983,937, together comprising approximately 44.1% of our shareholders’ equity balance. We will perform a goodwill impairment test for potential impairment at least on an annual basis. This process requires us to make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations, as well as the interpretation of current economic indicators and market valuations. To the extent economic conditions that would affect the future operations of our reporting units change, our goodwill and other intangible assets may be deemed to be impaired and an impairment charge could result in a significant reduction in our shareholders’ equity.  A significant impairment charge would have a material adverse impact upon our financial condition and results of operations.

AGRL’s VIP gaming promoters may require new or additional debt or equity financing to expand their business and fund future projects but may not be able to obtain such financing on satisfactory terms or at all.

Apart from equity financing, AGRL’s VIP gaming promoters have financed their operations primarily through borrowings from their shareholders, lines of credit from casinos, and cash generated from their operations. They may require new or additional debt or equity financing in the future to expand their business and fund future projects. Their ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond their control, including their financial performance, conditions of the U.S., Hong Kong, Macau and other capital markets in which they may seek to raise funds, credit availability, interest rates, the conditions of the economy in general, other gaming companies that may also seek funding, and investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies. As a result, AGRL’s VIP gaming promoters cannot assure you that they will be able to access capital from external sources on satisfactory terms and conditions, or at all. If they are unable to obtain new or additional financing, they may not be able to expand their business as anticipated or to fund future projects, and their business, financial condition and results of operations could be materially and adversely affected.

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

Our business depends on our continued access to lines of credit granted by casino license holders. Any inability to obtain credit from casino license holders in the future may negatively impact our business.

We rely on lines of credit granted by casino license holders for our ability to purchase non-negotiable chips from the concessionaires/sub-concessionaires and provide them to VIP gaming patrons either directly or indirectly through their junket agents. We have available lines of credit of approximately $55,263,000 from casino license holders, of which $35,989,109 was outstanding at December 31, 2011. If we are unable to obtain such credit in the future, our ability to purchase non-negotiable chips will be impaired, which may negatively impact our business.

AGRL is subject to junket agent and collaborator credit risk.

Prior to the acquisition of AGRL by AERL, AGRL’s VIP gaming promoters did not extend credit to junket agents and collaborators, although such credit was extended personally by certain present members of our management team. However, in order to attract the most desirable gaming patrons and retain the services of key junket agents and collaborators, the VIP gaming promoters are currently extending credit to junket agents and collaborators, potentially exposing themselves and, hence, AGRL, to substantial collaborator and junket agent credit risk. The average loan amount is $300,000, with a typical duration of 15–30 days. Historically, there have been no defaults. Credit extended through junket agents and collaborators in Macau is typically unsecured and the collectibility of receivables from junket agents and collaborators could be negatively affected by economic trends or conditions in the countries where they reside. Additionally, we may not have access to a forum in which we will be able to collect receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and we may encounter forums that will refuse to enforce such debts. Our inability to collect gaming debts could have a significant negative impact on our operating results. Although certain members of our management team guarantee these extensions of credit, it is also possible that such persons would be unable to honor their guarantees in a timely fashion or at all. The members of our management team do not currently make personal loans to or through junket agents and collaborators. In addition, while regulated gaming debts are generally enforceable in Macau, other jurisdictions may determine that direct or indirect enforcement of gaming debts is against public policy.

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

Local taxation may increase and current tax exemptions may not be extended.

AGRL benefits from the following:

•	AGRL is not subject to Hong Kong profits tax because all operations are performed outside Hong Kong and it is an investment holding company. All subsidiaries of AGRL are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and exempted from payment of BVI taxes.

•	AGRL’s VIP gaming promoters in Macau are not subject to Macau Complimentary Tax because, pursuant to the VIP room gaming promoter agreements with the casino operators, the gaming revenue is received net of taxes collected by the Macau government paid directly by the casino operator on a monthly basis. No provision for Macau Complimentary Tax has been made. As a VIP room gaming promoter, AGRL’s VIP gaming promoters are subject to a tax on the amount of non-negotiable chips played by their gaming patrons in the VIP gaming rooms (“rolling chip turnover”), which is referred to as a “rolling tax”. The rolling tax is deducted and paid by the casino operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room and the rolling tax is deducted as a cost of revenue.

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

Gaming promoters are jointly liable for the activities of their employees and collaborators within the casino premises of concessionaires and sub-concessionaires and for their compliance with applicable laws and regulations. Failure by the gaming promoters to fulfill their major obligations under the Gaming Promoters Regulation may result in the following consequences:

•	the issue of a non-suitability report;

•	refusal to grant a new gaming promotion license or to renew an existing license;

•	upon notice by the concessionaire or sub-concessionaire to the DICJ, suspension of the gaming promotion activities of gaming promoters; or

•	administrative liability arising out of violation of the Gaming Promoters Regulation without prejudice of contractual liability of the gaming promoter towards the concessionaire.

Probable weakening in economic and credit market conditions may adversely affect tourism and the profitability of AGRL’s VIP gaming promoters’ business.

There can be no assurance that the recent difficult financial conditions will improve or that government responses to these conditions will successfully address fundamental weakness in the markets, restore consumer confidence or increase market liquidity. Weakness in the global economy or in the economy of China, where a significant number of the gaming patrons reside and/or generate their income, may result in a reduction of the number of gaming patrons, including VIP gaming patrons, visiting the VIP gaming rooms or a reduction in the frequency of visits by these gaming patrons. In particular, the economies in China’s Guangdong province, where most visitors to Macau come from, are either export-driven or remain weak. Any reduction in demand for the gaming activities that AGRL’s VIP gaming promoters promote would reduce gaming revenue.

The level of visitor arrivals to Macau from China and elsewhere may decline or travel to Macau may be disrupted by natural disasters, outbreaks of disease, terrorist attacks, security alerts, military conflicts or other factors.

Macau’s subtropical climate and location on the South China Sea subject it to extreme weather conditions, including typhoons and heavy rainstorms. For example, in 2011, there were 5 typhoons. Unfavorable weather conditions or other natural disasters such as earthquakes, tsunamis or major typhoons could severely disrupt transportation to Macau and prevent gaming patrons from traveling to Macau. Similarly, outbreaks of infectious diseases, such as the H1N1, terrorist attacks, security alerts or military conflicts could have a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. Any of these, or other factors such as riots or demonstrations, could have a negative impact on visitor arrivals to Macau from China and elsewhere.

Consolidation of junket agents in recent years has led to increased bargaining power of junket agents, which could reduce profits for VIP gaming promoters.

Over the past several years Macau has experienced a consolidation of junket agents. As a consequence, certain junket agents are recognizing enhanced leverage and bargaining power when negotiating terms with gaming promoters. Although there is some uncertainty as to whether such consolidation will become a trend in Macau, any consolidation in the market may provide junket agents with significant negotiating leverage, which could result in negative changes in their terms with the junket agents, including higher commissions, the loss of business to a competitor or the loss of AGRL’s VIP gaming promoters’ exclusive relationships with their junket agents. While AGRL’s VIP gaming promoters have not had to materially adjust their compensation arrangements with junket agents thus far, AGRL’s VIP gaming promoters understand that there have been recent instances of increased commission rates paid by other gaming promoters to junket agents in the Macau market. If AGRL’s VIP gaming promoters need to increase junket agent commission rates, their profits would be reduced.

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

In addition, the casinos’ activities in Macau are subject to administrative review and approval by various agencies of the Macau government, including the Gaming Inspection and Coordination Bureau (“DICJ”), Health Department, Labor Bureau, Public Works Bureau, Fire Department, Financial Services Bureau (including the Tax Department), Macau Monetary Authority, Financial Intelligence Bureau and Macau Government Tourism Office. AGRL’s VIP gaming promoters cannot assure you that the casino operators and they will be able to obtain all necessary approvals and licenses, and their failure to do so may materially affect their business and operations. Macau law permits redress to the courts with respect to administrative actions; such redress is, however, largely untested in relation to gaming regulatory issues.

Current laws, such as licensing requirements, tax rates and other regulatory obligations, could change or become more stringent, resulting in additional regulations being imposed upon the gaming operations or an increase in competition in the gaming industry. For example, in September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of net rolling chips. This policy, which has been enforced since December 2009, may limit our ability to develop successful relationships with gaming agents and collaborators and attract rolling chip patrons. Any failure to comply with these regulations may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our gaming promotion license.

The Macau government recently announced its intention to raise the minimum age required for the entrance in casinos in Macau from 18 to 21. It was further announced that this measure, when adopted, would allow casino employees to maintain their positions while in the process of reaching the minimum required age. Nevertheless, if implemented, this could adversely affect our ability and the ability of our consultants to engage sufficient staff for the operation of our projects. The number of gaming tables operated in Macau was 5,302 in the fourth quarter of 2011, and the Macau government has announced that the number of gaming tables operating in Macau should not exceed 5,500 by the end of 2012, which may adversely affect the future expansion of our business.

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

The concession of Galaxy Casino, S.A. and sub-concession of Venetian Macau, S.A. expire on June 26, 2022, unless extended pursuant to certain provisions of Macau law. Upon expiration of these agreements, all casinos, gaming assets and equipment and ownership rights to the casino properties in Macau will revert to the Macau government without compensation to the casinos. Moreover, beginning on December 26, 2017, the fifteenth year of the concession of Galaxy Casino, S.A. and sub-concession of Venetian Macau, S.A., the Macau government may exercise its right to redeem the concession or sub-concession agreements by providing the concessionaires or sub-concessionaires with at least one-year prior written notice. AGRL’s VIP gaming promoters cannot assure you that the concessionaires or sub-concessionaires will be able to renew or extend their concession or sub-concession agreements on terms favorable to them or at all. If the concession or sub-concession agreements are not renewed or extended upon their stated expiration date, or if the Macau government exercises its early redemption right, AGRL’s VIP gaming promoters in Macau will cease to generate any revenue.

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

AGRL’s VIP gaming promoters have increased the number of tables and intend to take part in the promotion of additional VIP gaming rooms, based, in part, on their expectation of future visitor arrivals in Macau, particularly from China. In 2007, 2008, 2009, 2010, and 2011, tourists from mainland China accounted for approximately 55.0%, 50.6%, 50.5%, 53.0%, and 57.7%, respectively, of all visitors to Macau. If visitors from China and elsewhere fail to increase as anticipated or decrease further, AGRL’s VIP gaming promoters would not be as profitable as they currently are.

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

According to data from the Gaming Inspection and Coordination Bureau of Macau, the year over year gaming revenue of Macau grew at 29% in 2003, 44% in 2004, 8% in 2005, 22% in 2006, 46% in 2007, 31% in 2008, 10% in 2009, 57% in 2010, and 42% in 2011. Accordingly, demands on the capacity of Macau’s transportation infrastructure have also increased. To improve Macau’s existing transportation infrastructure, the Macau government has announced a number of infrastructure projects to facilitate travel to and within Macau. These projects, which are in various stages of planning or development, include a further expansion of the Macau International Airport, construction of a light rail transit system, construction of two new tunnels linking the Macau peninsula and Taipa, construction of the Hong Kong-Zhuhai-Macau bridge and improved pedestrian walkways and border crossings. However, these projects may not be approved or completed in a timely fashion or at all and, if completed, may not be able to alleviate the growing transportation demand associated with the rapid expansion of Macau’s gaming industry and the related recent increase in visitor levels to Macau. If Macau fails to adequately address the growing transportation demand, transportation infrastructure problems could limit the number of visitors arriving in Macau, which, in turn, could have a material and adverse effect on AGRL’s VIP gaming promoters’ business, financial condition and results of operations.

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

Risks Related to Our Business Structure and Securities

As a result of our status as a foreign private issuer, publicly disseminated information about us may be limited.

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

We are a holding company and our subsidiaries’ ability to pay dividends is dependent upon the earnings of AGRL’s VIP gaming promoters and distributions by its subsidiaries.

We are a holding company incorporated under the laws of the Cayman Islands. AGRL incorporated under the laws of the Hong Kong Special Administrative Region. All of our business operations are conducted through AGRL’s subsidiaries and its VIP gaming promoters. They are currently engaged in the promotion of three major VIP gaming rooms and are entirely dependent upon their VIP gaming rooms for all of their cash flow. AGRL’s ability to pay dividends to us is dependent upon the earnings of AGRL’s VIP gaming promoters and the distributions of funds to AGRL by its subsidiaries, primarily in the form of dividends. The ability of AGRL’s subsidiaries to make distributions to AGRL depends upon, among other things, the profits interest assigned to them. There are currently no withholding taxes levied on dividends in Hong Kong or the Cayman Islands. Other factors such as cash flow conditions, restrictions on distributions contained in our subsidiaries’ articles of association, withholding tax and other arrangements will also affect AGRL’s subsidiaries’ ability to make distributions to it. These restrictions could reduce the amount of distributions that AGRL will receive from its subsidiaries, which in turn would restrict AGRL’s ability to fund operations and pay dividends on the shares to us, as AGRL’s parent company.

As our subsidiaries are located outside of the United States, we will be subject to a variety of additional risks that may negatively impact our operations. In addition, the laws applicable to AGRL will likely govern all of our material agreements and we may not be able to enforce our legal rights.

Because AGRL is a Hong Kong company that operates through subsidiaries and VIP gaming promotions in Macau, we are subject to special considerations or risks associated with companies operating outside of the United States, including some or all of the following:

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

In addition, the laws of Hong Kong or Macau will likely govern almost all of the material agreements relating to our operations. We cannot assure you that AGRL will be able to enforce any of its material agreements or that remedies will be available in such jurisdictions. The systems of laws and the enforcement of existing laws in such jurisdictions may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Also, substantially all of our assets will be located outside of the United States and most of our officers and directors reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under U.S. federal securities laws.

If our outstanding unit purchase option (and the warrants included in the unit purchase option) are exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants results in dilution and could reduce the market price of the ordinary shares. Similarly, the registration of the Founder’s Shares and the shares issued in connection with the acquisition of AGRL and King’s Gaming will increase the number of shares that will be available for resale in the public market.

Up to 1,440,000 ordinary shares are issuable upon exercise of the unit purchase option granted to the representative of the underwriters of our IPO and the ordinary shares issuable upon exercise of the warrants included in such option. If such warrants and unit purchase option are exercised, a substantial number of additional shares of our ordinary shares will be eligible for resale in the public market, which may reduce the market price. Further, the registration of our founders’ shares, the 3,103,000 ordinary shares that will be issued to Spring Fortune and its designees following the filing of this annual report, the 3,103,000 shares that may be issued to Spring Fortune and its designees in the future upon achievement by AGRL of the 2012 incentive targets, the 520,000 ordinary shares that will be issued following the filing of this annual report in connection with our acquisition of King’s Gaming, the ordinary shares issuable in connection with our acquisition of King’s Gaming upon the achievement of future incentive targets, and the issuance of 50,400 ordinary shares to our officers and directors as compensation for 2010 and 2011 will increase the number of shares available for resale and could have an adverse effect upon the market price of the ordinary shares.

We believe that affiliates of Spring Fortune currently own approximately 66.3% of the issued and outstanding ordinary shares of the Company, and the interests of Spring Fortune and its affiliates could increase as a result of the issuance of additional shares to Spring Fortune giving the affiliates of Spring Fortune the ability to substantially control our operations.

In connection with the Company’s acquisition of AGRL, on February 2, 2010, 9,729,000 shares were issued to Spring Fortune and an aggregate of 621,000 ordinary shares were issued to consultants of Spring Fortune who are not affiliates of Spring Fortune. On May 13, 2010, Spring Fortune distributed all of the 9,729,000 ordinary shares to its shareholder and its shareholder’s designees, all of which are affiliates of Spring Fortune. In addition, following the filing of our Annual Report for the year ended December 31, 2010, Spring Fortune received an additional 16,260,000 ordinary shares, of which 252,600 ordinary shares were issued to non-affiliate consultants of Spring Fortune, and the remaining 16,007,400 ordinary shares were issued to Spring Fortune’s shareholder and designees of Spring Fortune’s shareholder. In addition, the 2011 incentive targets were achieved, and Spring Fortune is entitled to an 3,103,000 ordinary shares, which we currently expect will be issued to Spring Fortune’s shareholder and its shareholder’s designees. Therefore, following the issuance of the 2011 incentive shares and assuming that none of the ordinary shares have been transferred, it is currently expected that Spring Fortune and/or its affiliates will be the holders of 28,839,400 ordinary shares, or approximately 68.8% of the outstanding ordinary shares of the Company, giving the affiliates of Spring Fortune the ability to substantially control our operations. For example, such a block of securities effectively insures that the affiliates of Spring Fortune have the ability to elect our directors.

If all of the 3,103,000 additional incentive shares are issued, Spring Fortune and its affiliates will be the holders of ordinary shares of 31,942,400 ordinary shares, or approximately 71.0% of the outstanding ordinary shares of the Company (assuming no other ordinary shares are issued and that none of the ordinary shares have been transferred).

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro-rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro-rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries during our 2011 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2011 taxable year, there can be no assurance in respect to our PFIC status for our 2011 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2012) taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

Our legal and commercial name is “Asia Entertainment & Resources Ltd.” We are a Cayman Islands exempted company. Our principal place of business is located at Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong, telephone number 852-2111-9220. On February 2, 2010, we acquired all of the outstanding capital stock of AGRL, a Hong Kong company that, through “profit interest agreements” between its subsidiaries and affiliated companies known as VIP gaming promoters, receive the profit streams from gaming operations conducted by the VIP gaming promoters. In connection with the acquisition, we changed our name from “CS China Acquisition Corp.” to “Asia Entertainment & Resources Ltd.” Prior to our acquisition of AGRL, we had no operating business.

Initial Public Offering

On August 15, 2008, we consummated our IPO of 4,800,000 units at $6.00 per unit. On August 21, 2008, we consummated the closing of an additional 720,000 units that were subject to the underwriters’ over-allotment option. Each unit consisted of one ordinary share and two warrants, each entitling the holder to purchase one ordinary share at an exercise price of $5.00 until August 10, 2013. Simultaneously with the consummation of IPO, we sold an aggregate of the 3,608,000 warrants at $0.50 per warrant (for an aggregate purchase price of $1,804,000) in a private placement to our founders. Gross proceeds from the IPO (including from the private placement of warrants and exercise of the underwriters’ over-allotment option) were $34,924,000. We paid a total of $1,324,800 in underwriting discounts and commissions (after deferring $993,600 that was paid to the underwriters upon the consummation of our acquisition of AGRL) and for costs and expenses related to the IPO. After deducting the underwriting discounts and commissions and offering expenses, the total net proceeds to us from the IPO (including the over-allotment option and the private sale) were $33,280,880, of which $32,899,200 was deposited into the trust account and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

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

The Acquisition

On October 6, 2009, we entered into a Stock Purchase Agreement (the “Purchase Agreement”) with AGRL and Spring Fortune, a British Virgin Islands company, that provided for the purchase by us from Spring Fortune of all of the outstanding capital stock of AGRL. The Purchase Agreement was subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010, and April 18, 2011 and we acquired all of the outstanding capital stock of AGRL on February 2, 2010.

Pursuant to the Purchase Agreement, as amended, the aggregate consideration paid by us to Spring Fortune for the shares of AGRL stock was (a) 10,350,000 ordinary shares that were issued upon the closing of the acquisition to Spring Fortune, Kenworth Capital, Inc., a consultant of Spring Fortune, and Blum & Co., Inc. and Nuero International Company Limited, each a designee of Kenworth Capital, Inc. and (b) 4,210,000 ordinary shares that were issued upon the filing of the Annual Report on Form 20-F for the 2010 fiscal year. Of the upfront shares, 9,729,000 shares were issued to Spring Fortune and subsequently distributed to its shareholder and its shareholder’s designees and an aggregate of 621,000 shares were issued to Kenworth Capital, Inc., Blum & Co., Inc. and Nuero International Limited.

In addition to the ordinary shares described above, Spring Fortune was entitled to receive ordinary shares for each of the years 2009, 2010, 2011, and 2012 in which AGRL has net after tax income that equals or exceeds the target specified for such year in the Purchase Agreement, as amended (the “Incentive Target”), as follows:

Year	Incentive Target	Incentive Share
2009	$16,000,000 to $16,999,999	1,150,000
	$17,000,000 to $17,999,999	2,464,000
	$18,000,000 to $18,999,999	3,981,000
	$19,000,000 to $19,999,999	5,750,000
	$20,000,000 and above	7,841,000
2010	$36,800,000 to $37,799,999	4,210,000
	$37,800,000 to $38,799,999	6,300,000
	$38,800,000 to $39,799,999	8,069,000
	$39,800,000 to $40,799,999	9,586,000
	$40,800,000 to $41,799,999	10,900,000
	$41,800,000 and above	12,050,000
2011	$65,000,000 and above	2,573,000
2012	$78,000,000 and above	2,573,000

Also, for each of the years 2010, 2011 and 2012, we will issue to Spring Fortune or its designees 530,000 ordinary shares if AGRL has adjusted net income equal to or greater than $60 million, $78 million, and $94 million, respectively.

AGRL’s net income after taxes for 2009 was $15,545,463. Accordingly, the Incentive Targets for 2009 were not met and no additional shares were issued with respect to that year. AGRL’s net income after taxes for 2010 was $41,810,004. Accordingly, the Incentive Targets for 2010 were met, and Spring Fortune and its affiliates were issued an aggregate of 12,050,000 ordinary shares with respect to that year; however, Spring Fortune did not earn the additional 530,000 ordinary shares for the year ended December 31, 2010. AGRL’s net income after taxes for 2011 was $80,144,002. Accordingly, the Incentive Targets for 2011 were met, and an aggregate of 2,573,000 ordinary shares will be issued to Spring Fortune or its designees. Spring Fortune also earned the additional 530,000 ordinary shares for the year ended December 31, 2011, so an aggregate of 3,103,000 ordinary shares will be issued to Spring Fortune or its designers following the filing of this Annual Report.

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

King’s Gaming achieved approximately $8.2 million of gross profit for the year ended December 31, 2011, and, accordingly, and the Seller shall receive an aggregate of 520,000 Earnout Shares and Additional Incentive Shares following the filing of this Annual Report.

Other Events

In January 2011, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel.

On April 18, 2011, our board of directors approved the opening of a new VIP gaming room at the Galaxy Macau Resort on the Cotai Strip, through Sang Heng Gaming Promotion Company Limited. The VIP gaming room currently has 12 tables and opened on May 15, 2011.

On June 11, 2011, the VIP gaming room at the MGM Grand Hotel and Casino operated through Iao Pou Gaming Promotion Limited was closed.

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

Macau has been one of the most rapidly growing economies in Asia since the liberalization of the gaming industry in 2002 and it is also the only territory within China where casino operations have been legalized. Macau is one of the most popular destinations for gaming in Asia and has more casinos than any other region in Asia. In 2011, total revenues generated by casinos in Macau were approximately $33.5 billion, more than four times the revenues generated by the Las Vegas Strip during the same period (source: Macau Gaming Inspection and Coordination Bureau (“DICJ”)).

The gaming industry and tourism comprise the largest components, and are the major growth drivers, of Macau’s economy. The gaming industry is the most important contributor to the economy, with almost 70.0% of Macau’s gross domestic product in 2009, 86.0% of Macau’s public revenues in 2010 and 88.4% of public revenues in the first 11 months of 2011 being derived from gaming and gaming-related industries. The sector contributed $11.36 billion in direct tax to the MSAR in the first eleven months of 2011, up 46.2% when compared to the same period in 2010.

Although Macau was affected by the 1997 Asian financial crisis, the global financial downturn in 2001 and the impact of SARS in 2003, the economy rebounded and the Gross Domestic Product (“GDP”) grew at an annual growth rate of 27.3% in 2004, 6.9% in 2005, 16.5% in 2006, 26.0% in 2007 and 12.9% in 2008. For 2009, Macau’s GDP recorded negative growth for the first two quarters but returned to positive growth in the third quarter and ended up 1.3% year- on-year. AGRL and AGRL’s VIP gaming promoters believe that this growth was largely driven by the liberalization of Macau’s gaming industry, the significant investments associated with the expansion and development of the gaming industry, a rapid rise in the number of visitors from mainland China and an increase in Macau’s spending on public infrastructure projects. GDP was $27.2 billion and $26.0 billion for 2010 and for the first nine months of 2011, respectively, and the GDP real growth rate was 27.1% for 2010 and 20.9%, 23.4%, and 21.1% for the first, second and third quarters of 2011, respectively.

Due in part to the global financial downturn, gaming revenues in Macau decreased from $7.29 billion in the first half of 2008 to $6.22 billion in the second half of that year. Macau gaming revenues increased to $6.43 billion in the first half of 2009 and then increased to $8.5 billion in the second half of 2009, resulting in a total of $14.93 billion for the year, a 10.5% year-on-year increase over 2008. For 2010, gaming revenues totaled $23.5 billion, 57.8% higher than the $14.93 billion reported in 2009. In 2011, gaming revenues totaled $33.50 billion.

In 2007, Macau’s gaming revenue increased more than 45% compared to 2006, surpassing the Las Vegas Strip as the world’s biggest casino market, followed by Atlantic City. The following table shows the gaming revenue of Macau compared to that of the Las Vegas Strip and Atlantic City between 2005 and 2011 (sources: DICJ, Las Vegas Review Journal and UNLV Center for Gaming Research).

Gaming Revenue (Selected Locations)

	2007	2008	2009	2010	2011
	U.S. $ Billion
Macau	10.34	13.51	14.93	23.50	33.50
Las Vegas	6.83	6.12	5.55	5.77	6.09
Atlantic City	4.92	4.54	3.94	3.57	3.32

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

Revenue generated by table games in Macau has historically exceeded revenue generated by slot machines by a wide margin. Baccarat has been the most popular table game in Macau since the 1970s, followed by various other traditional western and Asian casino games, such as blackjack and fish-prawn-crab. According to the DICJ, in 2010 approximately 73.2% of gross revenue from casino games was derived from VIP baccarat and approximately 18.2% of gross revenue from casino games was derived from baccarat played in the mass market sections in casinos.

The following table shows a breakdown of the gross revenue from different casino games in Macau for the years 2005 to 2011 (source: Macau Statistics and Census Bureau (“DSEC”)):

	2005	2006	2007	2008	2009	2010	2011
VIP baccarat	$3.59	$4.58	$6.94	$9.19	$9.98	$16.94	$24.42
% change (year-on-year)	-3%	28%	52%	32%	8.6%	70%	44%
Mass market baccarat and mini-baccarat	$1.29	$1.49	$2.05	$2.65	$3.19	$4.39	$6.06
% change (year-on-year)	74%	15%	38%	29%	20%	38%	38%
Other mass market table games	$0.69	$0.73	$0.90	$1.10	$0.95	$1.09	$1.45
% change (year-on-year)	10%	6%	23%	22%	14%	15%	33%
Slot machines	$0.15	$0.26	$0.45	$0.57	$0.81	$1.08	$1.42
% change (year-on-year)	100%	67%	75%	27%	42%	33%	31%
Total	$5.72	$7.06	$10.34	$13.51	$14.93	$23.50	$33.36

Demand for Gaming and Gaming-Related Services

According to the DSEC, approximately 27.90 million visitors arrived in Macau in 2011, up by 11.6% over 2010, of which approximately 16.1 million, or 57.7%, were from mainland China, as compared to 53.0% in 2010. Gaming patrons can reach Macau in a relatively short period of time using various means of transportation, including by car or bus from Guangdong province, by high-speed ferry or helicopter from Hong Kong and Shenzhen and by air from elsewhere in China and other Asian countries.

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

The following public policies implemented by the Chinese government are expected to continue to have a positive influence on the development of the gaming industry of Macau:

FITS.  Since July 2003, residents of selected areas of mainland China have been allowed to visit Macau and Hong Kong under FITS, whereby approval requirements are significantly reduced and the application process is expedited. Since the introduction of FITS, visitors to Macau from mainland China have outnumbered visitors from Hong Kong. FITS has been extended to additional areas of mainland China and, at December 31, 2011, encompassed 49 cities, including Beijing, Chongqing, Guangzhou, Shanghai and Tianjin.

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

In addition to visitors from mainland China and Hong Kong, a substantial number of visitors to Macau are from nearby countries and territories in Southeast Asia, including Taiwan. The following table illustrates the number of visitors by region with respect to the periods indicated (source: DSEC):

	2007		2008		2009		2010		2011
	No. of Visitors	%	No. of Visitors	%	No. of Visitors	%	No. of Visitors	%	No. of Visitors	%
Mainland China	14,866.4	55.1	11,613.1	50.6	10,989.5	50.5	13,229.1	53.0	16,162.7	57.7
Hong Kong	8,174.1	30.3	7,016.4	30.6	6,727.8	30.9	7,466.1	29.9	7,582.9	27.0
Taiwan	1,444.1	5.3	1,315.8	5.7	1,292.5	5.9	1,292.7	5.2	1,215.2	4.3
Others	2,508.4	9.3	2,987.8	13.1	2,743.3	12.7	2,977.5	11.9	3,041.5	11.0
Total	26,993.0	100.0	22,933.1	100.0	21,753.1	100.0	24,965.4	100.0	28,002.3	100.0

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

Hong Kong-Zhuhai-Macau Bridge.  The project linking the three areas would include a bridge with a total length of around 30 km, boundary crossing facilities, access roads and associated works. In January 2007, the three local governments established the HZMB Task Force to implement the project, which is expected to open around 2015. This bridge is currently under construction.

Expansion of Border Gate. The expansion of the border gate checkpoint in the Portas do Cerco area of Northern Macau is expected to increase the capacity of the border from 300,000 people per day to more than 500,000 people per day.

Guangzhou-Zhuhai Super Highway. This highway opened in 2004 and links Macau to Hengqin Island, a PRC government-mandated strategic new zone planned for development into a commercial, residential and resort destination.

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

Macau International Airport Expansion. With the continuous upgrade in the capacity and facilities of the Macau International Airport, it is expected the airport will be equipped to receive 5.6 million passengers per year by 2015 and 15 million passengers per year after 2030.  This additional capacity is expected to increase the number of routes flown to and from the Macau international Airport, increasing the number of persons who could potentially easily reach this market.

Macau Light Railway System.  The MSAR government has conducted public consultations concerning the proposed elevated light rail system and reviewed proposals for consultancy. It was announced in October 2006 that the railway could be in operation four years after acceptance of tender. The first phase would extend approximately twenty kilometers, with twenty-three stations starting at the border gate and serving the Macau peninsula including the Macau Maritime Terminal, as well as Cotai, Macau International Airport and the new ferry terminal at Pac On. Phase I of the Macau Light Railway System commenced construction in February 2012 and is due to be in operation in May 2015, according to an announcement from the Bureau for Transport Infrastructure (GIT) published in the local press.

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

As at December 31, 2011, SJM operated 20 of the 34 casinos in Macau, Galaxy operated five casinos, Venetian Macau operated three casinos, Melco PBL operated three casinos and Wynn Macau and MGM Grand Paradise each operated one casino (Source: DICJ).

Galaxy was awarded a gaming concession in 2002 and opened its six casinos between 2004 and 2011. Galaxy entered into a sub-concession with Venetian Macau in December 2002. Venetian Macau currently operates three casinos in Macau, which opened in 2004, 2007 and 2008. Venetian Macau is reported to be opening additional casinos in 2012.

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

With the recovery of Macau’s gaming market, some of the concessionaires and sub-concessionaires have increased their investments in gaming and gaming-related facilities. For example, the Galaxy mega resort on the Cotai Strip opened in the second quarter of 2011, Sands China on the Cotai Strip is scheduled to open in the first half of 2012.

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

VIP Gaming Promotion in Macau

Unlike in Las Vegas, the gaming promoter system in Macau developed to promote VIP gaming operations. A VIP gaming room is an individual room within a casino specifically designed and designated for VIP room gaming patrons’ usage only. A VIP gaming room has its own cage, which functions as a financial vehicle between the casino and the VIP gaming promoter. All properties of the VIP gaming room belong to the casino, the dealers and the gaming managers are employees of the casino, and the gaming operations of a VIP gaming room are run by the casino. In effect, only the marketing efforts have been contracted out to the VIP gaming promoters, which efforts include the making of loans to agents and collaborators. Unlike in Las Vegas, in Macau, it is this VIP room gaming segment, not the mass market, that is driving the growth of its gaming industry. For 2011, VIP gaming operations in Macau amounted to $24.4 billion, or 72.9% of the gross revenue from casino games.

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

The gaming promoter system in Macau was developed to promote VIP gaming operations. A VIP gaming promoter enters into a gaming promoter agreement (sometimes referred to as junket representative agreements) with the concessionaire or sub-concessionaire pursuant to which the VIP gaming promoter agrees to provide promotional services to the concessionaire or sub-concessionaire in consideration for a commission or other forms of remuneration, including, for example, a share of net-win or percentage of rolling chip turnover from the VIP gaming room, fees and allowances. The VIP gaming promoters then enter into arrangements with the junket agents (also known as collaborators) who have the direct relationship with the gaming patrons and are relied upon by the VIP gaming promoters to direct gaming patrons to their VIP gaming rooms. A concessionaire or sub-concessionaire may enter into gaming promoter agreements with multiple VIP gaming promoters for operating at a single casino, all in competition with each other.

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

Compensation Methods

Commissions paid to VIP gaming promoters are calculated on a monthly basis. Generally, the different compensation methods provide VIP gaming promoters with the ability to diversify their commission base to balance short-term volatility. During 2011, the AGRL VIP gaming promoters received 97% of their commissions based on chip commission calculated by reference to monthly rolling chip turnover. In this arrangement, the casino bears the risk of losses from the gaming operations.

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

Credit Arrangements

The parties involved in VIP gaming frequently enter into various credit arrangements, the ultimate goal of which are to provide credit to the gaming patrons for their gaming activities. Thus, casino concessionaires and sub-concessionaires may grant credit to VIP gaming promoters who, in turn, may extend credit to the agents or collaborators who have the direct relationships with the gaming patrons. The agents then may extend credit to the gaming patrons. Such credit facilities may or may not be secured, depending upon the creditworthiness of the borrowers and the relationship between the lender and borrower. In relatively rare circumstances, the VIP gaming promoters may extend credit directly to the gaming patrons.

AGRL’s Gaming Operations

AGRL operates through six wholly owned subsidiaries that were incorporated in the British Virgin Islands, listed in the table below. The principal business activities of the subsidiaries are to hold profit interest agreements with the VIP gaming promoters that assign the profit streams from the gaming related businesses of the VIP gaming promoters to the subsidiaries.

Subsidiary	Date of Incorporation
Foxhill Group Limited (“Foxhill”)	February 15, 2007
Kasino Fortune Investments Limited (“Kasino Fortune”)	February 16, 2007
Well Mount International Limited (“Well Mount”)	November 1, 2007
Link Bond International Limited (“Link Bond”)	November 1, 2007
Billion Boom International Limited (“Billion Boom”)	November 1, 2007
Super Number Limited (“Super Number”)	April 11, 2011

Foxhill, Kasino Fortune, Billion Boom and Super Number are each a party to a profit interest agreement with a VIP gaming promoter, as described below. Well Mount and Link Bond are each a party to a profit interest agreement with a VIP gaming promoter that is inactive.

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

The following companies are the Promoter Companies:

VIP Gaming Promoter	Date Formed (Jurisdiction)	Location	Major Shareholder(s)	AGRL Profit Interest Agreement Party
MACAU

Sang Heng Gaming Promotion Company Limited (“Sang Heng”)	March 28, 2007 (Macau)	Star World Hotel and Casino — Downtown Macau	Lam Man Pou	Kasino Fortune

King’s Gaming Promotion Ltd. (“King’s Gaming”)	April 15, 2008 (Macau)	Venetian Resort Hotel — Cotai, Macau	Mok Chi Hung	Billion Boom

Sang Lung Gaming Promotion Company Limited (“Sang Lung”)	March 28, 2011	Galaxy Macau Resort, Macau	Lam Man Pou and Vong Hon Kun	Super Number

Iao Pou Gaming Promotion Limited (“Iao Pou”)	May 27, 2009 (Macau)	MGM Grand Hotel and Casino — Macau — Not currently operating	Lam Chou In	Foxhill

Spring Gaming Promotion Limited (“Spring”)	March 28, 2007 (Macau)	Not currently operating	Lam Man Pou	NA

Jinark Limited (“Jinark”)	November 20, 2007 (British Virgin Islands)	Not currently operating	Lam Man Pou	NA

JEJU

Champion Lion Limited (“Champion Lion”)	November 14, 2009 (British Virgin Islands)	Unicorn Hyatt Regency Casino — Jeju — Not currently operating	Leong Siak Hong and Vong Hon Kun	Link Bond

VIP Gaming Promoter	Date Formed (Jurisdiction)	Location	Major Shareholder(s)	AGRL Profit Interest Agreement Party
Doowell Limited (“Doowell”)	November 20, 2007 (British Virgin Islands)	T.H.E. Hotel and Casino — Jeju — Not currently operating	Lam Man Pou	Well Mount

Sang Heng’s gaming promoter agreement for the operation of the VIP gaming room at the Star World Hotel and Casino in Macau was entered into with Galaxy on September 4, 2009. Iao Pou’s gaming promoter agreement for the operation of the VIP gaming room at the MGM Grand Hotel and Casino was entered into with MGM Grand Paradise on November 9, 2009. MGM Grand Paradise is the holder of a sub-concession granted by SJM. The agreements related to the MGM Grand Paradise terminated in June 2011 upon the closing of the VIP gaming room operated there. King’s Gaming’s promoter agreement for the operation of the VIP gaming room at the Venetian-Resort-Hotel on the Cotai Strip, Macau was entered into with Venetian Macau on December 9, 2010. Venetian Macau is the holder of a sub-concession granted by Galaxy. Sang Lung’s gaming promoter agreement for the operation of the VIP gaming room at the Galaxy Macau Resort was entered into with Galaxy Casino Holdings Limited (“Galaxy”), the concessionaire currently authorized to operate the Galaxy Resort.

The following diagram illustrates our current corporate structure and the relationships with AGRL’s VIP gaming promoters that are currently active:

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

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Sang Heng pays Pak Si approximately US $180,000 per month for the VIP room at Star World Hotel; King’s Gaming pays approximately US $103,000 per month for the VIP room at the Venetian Resort Hotel; and Sang Lung pays approximately $180,000 per month for the VIP room at the Galaxy Resort, Macau. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Total staff at each operation, including executives, is approximately 100 people. Such agreements are for one-year terms effective January 1, 2010.

AGRL’s VIP gaming rooms are primarily focused on high-stakes baccarat. In 2011, baccarat accounted for approximately 73.1% of total Macau casino winnings. The AGRL VIP gaming promoters at the Galaxy Star World Hotel Casino, Galaxy Macau Resort, and Venetian Resort Hotel in Macau are paid on the basis of 1.25% of rolling chip turnover. The AGRL VIP gaming promoters at the MGM Grand Hotel and Casino, which was closed in June 2011,  was paid on the basis of 40.25% of gaming wins before expenses; if there are losses during the relevant period, the VIP gaming promoter will reimburse the concessionaire or sub-concessionaire in accordance with the gaming promoter agreement. AGRL’s VIP gaming promoters’ gross win rate as a percentage of rolling chips turnover has historically ranged between approximately 1.1% and 4.5%.

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

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without our consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement. In connection with the profit interest agreements, Messrs. Lam and Vong have agreed to make loans to AGRL for use by AGRL for working capital and to make loans to AGRL’s VIP gaming promoters. Pursuant to the agreement relating to such loans, such loans will be in an amount not less than approximately US $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by AERL) and not less than approximately US $45,000,000 on and after March 31, 2010 and until the agreement is terminated. At February 2, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was US $20,220,000 and as of December 31, 2011, the amount of funding advanced to AGRL by Messrs. Lam and Vong was approximately $62,641,619. This funding commitment was to terminate at the end of the fiscal quarter that AGRL’s working capital was not less than approximately US $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong. On April 18, 2011, to memorialize such loans, we issued an interest-free convertible note for $30 million to each of Mr. Lam Man Pou and Mr. Vong Hon Kun (for an aggregate amount of $60 million).  The notes expire on April 18, 2014 and are convertible into our ordinary shares at a price of $20 per share at the option of the holder and callable at our option at a price of $20 per share if the closing price of our ordinary shares for any ten consecutive trading days exceeds $25. Messrs. Lam and Vong will also guaranty to AGRL the repayment of all loans made by AGRL to the VIP gaming promoters. Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL’s election, be offset against amounts owing to Messrs. Lam and Vong by AGRL pursuant to the agreement.

Competition

There are a large number of VIP gaming promoters in Macau and competition among them is intense. They first compete at the level of obtaining gaming promoter agreements with concessionaires and sub-concessionaires. Then, because concessionaires and sub-concessionaires frequently enter into gaming promoter agreements with a number of VIP gaming promoters to operate VIP gaming rooms in the same hotel, they compete against each other in efforts to attract gaming patrons to their own VIP gaming rooms through their arrangements with junket agents and collaborators. Finally, they compete with VIP gaming promoters who operate in other hotels in which they don’t have a presence.

One of the most critical factors in competing successfully in this environment is the experience of management. In this regard, AGRL believes that it is favorably positioned as the owners and managers of its VIP gaming promoters have been engaged in the specialized market of VIP gaming for over 20 years and have developed an agent marketing program of over 1,600 agents with a client referral base throughout Asia. Another critical factor is the level of services that are provided to the agents and collaborators and their gaming patrons. AGRL believes that the level of such services that it provides is very high and quite competitive. A third competitive factor is the relationships that exist between the VIP gaming promoters and the agents and collaborators, on the one hand, and between the agents and collaborators and their VIP gaming patrons, on the other hand. AGRL makes great efforts to select agents and collaborators that have excellent patron relationships and to maintain strong personal relationships with them once they are selected.

Because VIP gaming promoters are almost all privately held companies, no public financial information is available as to their operations.

Business Strategy

We plan to expand AGRL’s operations in Macau by looking for opportunities to promote new VIP gaming rooms that are under the 1.25% fixed commission model. We are also considering the possibility of negotiating with the casino operators of our current VIP gaming rooms to increase the number of tables or size of our operations in such rooms and are seeking opportunities to move the current VIP gaming room at the Venetian Resort Hotel and Casino to a bigger room at the hotel where more tables can be operated.

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

In view of the increasing number of casinos in Macau, AGRL’s VIP gaming promoters are applying a number of strategies, including:

•	Seeking to grow AGRL’s VIP gaming promoters’ business through the development of strategically located gaming clusters in Macau to target different segments of the VIP gaming patrons. For example, we have acquired a VIP room at the Venetian Resort Hotel that targets higher middle-tier gaming patrons.

•	Having AGRL’s VIP gaming promoters continue to actively manage their portfolios by expanding and upgrading their existing services and marketing efforts in line with the AGRL’s development strategy to improve overall yield. For example, we have acquired King’s Gaming, whose VIP room in Cotai provides an alternative gaming location to downtown Macau for our patrons.

•	Increasing the number of collaborators and junket agents to promote the VIP gaming rooms. For example, we have increased our network of agents through our acquisition of King’s Gaming and through referrals from our existing agents.

•	Marketing the Star World Hotel, the Galaxy Resort and the Venetian-Resort-Hotel & Casino as 5-star hotels with comprehensive attractions and facilities for top tier gaming patrons to collaborators and promoters.

•	Providing an even more comfortable and relaxing atmosphere in the VIP gaming rooms. For example, we have increased the number of service staff in our VIP gaming rooms at Star World.

•	Expanding our presence in the Macau VIP gaming market into the Cotai Strip. Our acquisition of 100% profit interest of King’s Gaming Promotion Limited has enabled us to have a presence on the Cotai Strip.

•	In addition, on April 18, 2011, our board of directors approved the opening of a new VIP gaming room at the Galaxy Casino, S.A. on the Cotai Strip, through Sang Heng Gaming Promotion Company Limited. The VIP gaming room has 12 tables and opened in May 2011. It is currently operated by Sang Lung Gaming Promotion Company Limited.

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

Macau Gaming Commission

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

New Smoking Regulations in Macau

The Macau Legislative Assembly has approved a new Smoking Prevention and Tobacco Control law. Under this new law, smoking is not permitted on casino premises except for a separated area of up to 50% of the casino which is open to the public and complies with other requirements to be determined. Casinos must comply with the smoking ban by January 1, 2013, at which time it is expected that the designated smoking areas will have been created.

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

Legal Proceedings

We are not involved in any legal proceedings that are anticipated to have a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened that may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, AGRL is subject to legal proceedings and claims in the ordinary course of business, certain of which would be covered by insurance. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

C.	Organizational Structure

The following diagram illustrates oue corporate structure and the relationships with AGRL’s VIP gaming promoters that are currently active:

Please refer to the section titled “AGRL’s Gaming Operations” under Item 4.B. herein for additional information about our organizational structure.

D.	Property, plant and equipment

We lease a building located at Alameda Drive, Carlos d’Assumpcao; No. 181-187 Centro Commercial; c/o Grupo Brilhantismo; 12 Andar; Macau, which we use for our administrative offices. Rent is $2,315 per month. We also lease a building located at Unit 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. Rent is $3,249 per month.

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

You should read the following management discussion and analysis (“MD&A”) in conjunction with the consolidated and combined financial statements and related footnotes thereto included in this Annual Report. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Financial Statements included herewith

Overview

We are a holding company that operates a gaming promotion business in VIP Rooms located in hotels and casinos in Macau through our wholly owned subsidiary, Asia Gaming & Resort Limited (“AGRL”), its subsidiaries and VIP Gaming Promoters.

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

On February 2, 2010, we acquired all of the outstanding securities of AGRL from Spring Fortune Investment Ltd (“Spring Fortune”), resulting in AGRL becoming our wholly owned subsidiary. Upon the business combination with AGRL, we changed our name to “Asia Entertainment & Resources Ltd.”

AGRL was incorporated on May 2, 2007 in Hong Kong. It is an investment holding company of subsidiaries that, through profit interest agreements with affiliated companies known as VIP gaming promoters, are entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms promoted by the VIP gaming promoters in casinos at major hotels in Macau.

The acquisition of AGRL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of a majority of the outstanding ordinary shares immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, in accordance with the provisions of FASB ASC Topic 805 "Business Combinations". Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and are recorded at the historical cost basis of AGRL. Our assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition.

Foxhill, Billion Boom, Kasino Fortune and Super Number are the significant subsidiaries of AGRL, which have a relationship with AGRL’s VIP gaming promoters.

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

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies are be consolidated with those of AGRL for all periods subsequent to the closing of the acquisition of AGRL by AERL.

We completed the acquisition of the right to 100% of the profit derived by King’s Gaming for the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau in November 2010.

Sang Heng, King’s Gaming, Iao Pou and Sang Lung are promoters of VIP gaming rooms, which are private room gaming facilities in casinos, in Macau, Special Administrative Region (“Macau” or “Macau SAR”), China.

The gaming industry in Macau is somewhat seasonal in nature as a result of the various week-long holidays celebrated in China which increases the number of patrons who visit our VIP gaming rooms. The most significant holidays which impact our revenue by quarter are as follows:

Quarter
1	Chinese New Year Celebration
2	Labor Day Golden Week
3	None
4	National Day Golden Week

Highlights

When compared to that of the period ended December 31, 2010, we performed substantially better in the period ended December 31, 2011. Our revenue growth in the year ended December 31, 2011 was 97.3%, which exceeded the overall growth in Macau of 42.2%. Our income growth (operating income before change in fair value of contingent consideration and pre-acquisition profit) in the year ended December 31, 2011 was 90.4%. The following factors contributed to our improved performance:

•	Overall gaming revenue growth of 42.2% period-over-period for Macau in 2011;

•	Organic growth in both retained earnings and our network of agents;

•	Increased cage capital as a result of reinvesting profits, increased lines of credit granted by the casino license holders, increased shareholder loans, and the warrant exercises of $35.5 million, during October 2010;

•	The acquisition of King's Gaming effective November 1, 2010;

•	The opening of the Iao Kun VIP Room at the newly opened Galaxy Resort Macau in Cotai on May 15, 2011;

•	The reduction in the number of tables and the eventual closing of the VIP gaming room at the MGM Grand Hotel and Casino in June 2011 which allowed us to allocate additional cage capital to our VIP gaming promoters which are compensated with 1.25% fixed commission;

•	The increase in the number of tables from eleven to twelve at the Iao Kun VIP Room at the Star World Hotel and Casino and increased cage capital during 2011;

•	The increasing number of “rich” Chinese, year over year; and

•	Increased marketing efforts to increase the number of patrons and the amount of play at the VIP Rooms which operate under 1.25% fixed commission model. This resulted in higher fixed commission income. The VIP gaming rooms at the Star World Hotel and Casino, Galaxy Resort Macau and the Venetian Hotel and Casino in Macau contributed over 97% of our business and over 97% of our revenue in 2011.

Recent Activities

In June 2011,  the Board of Directors authorized a regular semi-annual cash dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s annual financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed fiscal year less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. The first dividend was paid on September 2, 2011, totaling $3,880,406. We anticipate an additional dividend of approximately $7.5 million to be declared and paid in 2012 based on 2011 performance.

In June 2011, the Board of Directors authorized the establishment of a share repurchase program for the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. In order to comply with the Company's insider trading policy, the program began after the release of the Company’s financial results for the six-month period ended June 30, 2011 and will expire on June 30, 2012. Purchases pursuant to the program may be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price and other factors. The repurchase program may be modified, suspended or discontinued at any time.  As of the date of this report, no ordinary shares have been repurchased under the program.

On April 18, 2011, $60,000,000 of the loans owing to Messrs. Lam and Vong were converted into two $30,000,000 interest-free notes ($60,000,000 in the aggregate), due on April 18, 2014, which are convertible into ordinary shares at a price of $20 per share at the option of the holder and callable at the Company's option at $20 per share if the closing price of its ordinary shares for any ten consecutive trading days exceeds $25.

In December 2011, shareholders approved the 2011 Omnibus Securities and Incentive Plan. The purpose of the plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors of, and nonemployee consultants to, the Company and its Affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares, as may be best suited to the circumstances of the particular Employee, Director or Consultant. To date no shares have been issued. An aggregate of 50,400 ordinary shares will be issued to our directors and officers as compensation for their services in 2010 and 2011.

RESULTS OF OPERATIONS

Year ended December 31, 2011 Compared to the Year ended December 31, 2010

The following table sets forth certain information regarding our results for the years ended December 31, 2011 and 2010 (all figures are in $ thousands except ratios and percentages).

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change from 2010 to 2011
Revenue from VIP gaming operations	$250,575	$127,036	97%

Commission to agents	$155,969	$76,608	104%

Selling, general and administrative expenses	$16,550	$11,247	47%

Operating income after amortization of intangible assets including pre-acquisition income and before change in fair value of contingent consideration	$71,005	$37,296	90%

Percentage of operating income after amortization of intangible assets, including pre-acquisition income and before change in fair value of contingent consideration/Revenue from VIP gaming operations	28.34%	29.36%

Non-GAAP Financial Results

The following Non-GAAP financial results for the years ended December 31, 2011 and 2010 are used by management to evaluate the financial performance of the Company prior to the deduction of amortization of intangible assets related to the acquisition of King's Gaming (all figures are in $ thousands except ratios and percentages) (see Reconciliation of Non-GAAP to GAAP financial results on page 50).

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change from 2010 to 2011
Non-GAAP income before amortization of intangible assets including pre-acquisition profit and change in fair value of contingent consideration	$76,063	$38,139	99%

Percentage of Non-GAAP income before amortization of intangible assets including pre-acquisition profit and change in fair value of contingent consideration/Revenue from VIP gaming operations	30.36%	30.02%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets gaming patrons make. Bets are wagered with ‘‘non-negotiable chips ’’ and winning bets are paid out by casinos in so-called ‘‘cash ’’ chips, if they continue to play they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated based upon percentages of Rolling Chip Turnover, and represent the growth in revenues, expenses and income in comparison to the growth in gaming volume and investors and management to assess the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results related to our Rolling Chip Turnover and certain performance ratios for the years ended December 31, 2011 and 2010 (all figures are in $ thousands except for ratios and percentages).

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change from 2010 to 2011
Rolling Chip Turnover	$19,931,385	$10,423,462	91%

Revenue from VIP gaming operations/Rolling Chip Turnover	1.26%	1.22%

Commission to agents/Rolling Chip Turnover	0.78%	0.73%

Selling, general and administrative expenses/Rolling Chip Turnover	0.08%	0.11%

Percentage of operating income after amortization of intangible assets, including pre-acquisition income and before change in fair value of contingent consideration/Rolling Chip Turnover	0.36%	0.36%

Revenue from VIP gaming promotion was $250,575,452 for the year ended December 31, 2011, as compared to $127,036,361 for the year ended December 31, 2010, an increase of 97.3%, principally as a result of the following factors:

(i) the acquisition of King's Gaming effective November 1, 2010 and its network of agents;

(ii) recovery of the Macau gaming markets;

(iii) increased cage capital as a result of reinvesting profits, use of increased lines of credit available from the casino license holders, use of increased shareholder loans, and the use of warrant exercises proceeds of $35.5 million in October 2010; and

(iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011;

Revenue for the year ended December 31, 2011 from VIP gaming promotion increased in proportion to the increase in Rolling Chip Turnover due to the majority of our business earning revenues on a fixed 1.25% commission on Rolling Chip Turnover. Fixed commission of 1.25% is effectively equivalent to 2.9% of gross win as a percentage of Rolling Chip Turnover based on a 43% win share (2.9% x 0.43 = 1.25%). Gross win rate for the Iao Kun VIP Room at the MGM Grand Hotel and Casino was 4.21% through the period ended June 16, 2011. In January 2011, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel and Iao Pou decreased the number of gaming tables from 11 to six at the MGM Grand Hotel and Casino, and subsequently closed the VIP gaming room on June 16, 2011. The closure of the VIP gaming room at the MGM Grand Hotel and Casino did not materially impact our revenues for 2011 due to the percentage of revenues in relationship to total Rolling Chip Turnover is less than 3% and our concentration of our business at our other three VIP gaming rooms, which are now all under the fixed 1.25% commission revenue model.

Revenues from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 0.04% to 1.26% during the year ended December 31, 2011, up from 1.22% during the year ended December 31, 2010 due to the majority of our business earning revenues on a fixed 1.25% commission and the higher win rate at the Iao Kun VIP Room at the MGM Grand Hotel and Casino through the period ended June 16, 2011. The VIP gaming rooms in the Star World Hotel and Casino, the Venetian Hotel and Casino and the Galaxy Resort Macau constitute over 97% of the Company’s revenue. The gross win rate for the Iao Kun VIP room in MGM Grand Hotel and Casino was 4.23% for the year ended December 31, 2011, above the effective gross win average of 2.9% under the 1.25% fixed commission scheme.

Availability of cage capital has the most significant impact on revenues. During 2011, additional cage capital was made available as a result of increased lines of credit provided by the casino license holders. The total lines of credit are $55,263,000.  Additionally, during 2010, additional cage capital was made available as a result of the warrant exercises in October 2010 of $35.5 million, reinvestment of profits and additional shareholder loans. Over 97% of our revenues were based upon a fixed commission on Rolling Chip Turnover of approximately $19,458,960,000, which has reduced the risk of volatility associated with our revenues. As a result, we are able to concentrate our marketing efforts and increase our rolling chip turnover. Rolling Chip Turnover is impacted by the availability of cage capital. With the increase in cage capital, we can increase our Rolling Chip Turnover, which then results in increased revenues under the fixed commission revenue model.  Since June 16, 2011, all of our revenue is based upon a fixed commission on Rolling Chip Turnover.

The commission paid to agents increased by $79,360,792, or 103.6%, during the year ended December 31, 2011 as compared to the same period in 2010 as a result of an increase in Rolling Chip Turnover. The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.78% for the year ended December 31, 2011, up from 0.73% for the year ended December 31, 2010, as a result of greater non-marker commissions paid in 2011 and a smaller percentage of direct business in relation to total Rolling Chip Turnover. An increase in Rolling Chip Turnover may decrease the percentage of direct business which may result in a higher percentage of commissions paid to agents in relation to the revenue received.

Sales, general and administrative expenses increased by approximately $5,303,449, or 47.2%, while revenues increased by 97.3%, during the year ended December 31, 2011 as compared to 2010. Management salaries and director fees increased approximately $211,000 as a result of employment contracts and director fees initiated in the first half of 2010.  Management fees increased approximately $1,580,000 as a result of the expansion of operations at the Iao Kun VIP Room in the Star World Hotel and Casino in Downtown Macau as well as the addition of King’s Gaming in November 2010 and the Iao Kun VIP Room in the Galaxy Resort Macau in May 2011. Additional increased operating costs in the VIP gaming rooms were approximately $3,325,000 as a result of our expanded operations and the addition of King’s Gaming and the Iao Kun VIP Room in the Galaxy Resort Macau in May 2011. Our investor relations expenses increased by approximately $259,000 in 2011 due to increased investor relations activities. The percentage of VIP Room administrative costs and other selling, general and administrative expenses may decrease in relation to revenues received as most of these costs are fixed in nature or are not impacted by changes in revenues.

The special rolling tax increased by $950,808, or 91.2%, during the year ended December 31, 2011 as compared to 2010 as a direct result of an increase in Rolling Chip Turnover. The percentage of the rolling tax to revenue remained consistent at 0.08%

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisition of King's Gaming, was $71,005,149 for the year ended December 31, 2011 as compared to operating income of $37,296,250, including pre-acquisition profit, for the year ended December 31, 2010, an increase of approximately 90.4%, principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010 and its network of agents; (iii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercises of $35.5 million in October 2010, and (iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.  Operating income after amortization of intangible assets and before the change in the fair value of contingent consideration for the acquisition of King's Gaming as a percentage of VIP gaming revenues was 28.3% for the year ended December 31, 2011 as compared to 29.4% for the year ended December 31, 2010.  The decrease as a percentage of VIP gaming revenues was due to higher commissions paid to non-marker agents in the current period, a smaller percentage of direct business in relation to total Rolling Chip Turnover and amortization of intangible assets.

Our Non-GAAP income,before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming, was $76,063,353 for the year ended December 31, 2011 as compared to income of $38,139,311, including pre-acquisition profit, for the year ended December 31, 2010, an increase of approximately 99.4%, principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010 and its network of agents; (iii) increased cage capital as a result of reinvesting profits, investing increased lines of credit from the casino license holders, investing increased shareholder loans, and investing warrant exercises of $35.5 million in October 2010, and (iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.  Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming, as a percentage of VIP gaming revenues was 30.4% for the year ended December 31, 2011 as compared to 30.0% for the year ended December 31, 2010.  The decrease as a percentage of VIP gaming revenues was due to higher commissions paid in the current period, a smaller percentage of direct business in relation to total Rolling Chip Turnover and a higher win rate for the Iao Kun VIP Room at the MGM Grand Hotel and Casino during the current period.

Amortization of intangible assets for the year ended December 31, 2011 was $5,058,204 for the full year as a result of the acquisition of King's Gaming. Amortization expense for the year ended December 31, 2010 was $843,061 since its acquisition in November, 2010.

The change in the fair value of the contingent consideration resulted in a decrease to the contingent consideration liability of $6,248,361 due primarily to the decrease in the market price of our ordinary shares and increased estimated future performance of King's Gaming.  As required by FASB ASC Topic 805 on business combinations, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position in the period of change in estimate.

During June 2011, we issued 12,050,000 ordinary shares to Spring Fortune pursuant to the incentive share provisions of our merger agreement with AGRL.  Additionally, we issued 4,210,000 shares as a result of the filing of Form 20-F for the fiscal year ended December 31, 2010 in May of 2011 pursuant to the provisions of our merger agreement.  The shares are considered to be issued as part of our merger and therefore have been treated as issued for no additional cost or compensation.

EPS attributable to ordinary shareholders for the year ended December 31, 2011 was $2.07, based upon the basic weighted average share count of 37,371,426 (which includes director and management compensation of 18,796 ordinary shares, which have not been issued) and $2.00 based upon the fully diluted weighted average share count of 38,691,186. The fully diluted share count includes ordinary share equivalents for the issuance of a total of 3,103,000 shares for AGRL having met its earnings incentive targets, 520,000 for King’s having met its earnings incentive targets and 1,440,000 shares and warrants issuable upon the exercise of a unit purchase option granted to the representative of the underwriters of its initial public offering.

Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the year ended December 31, 2011 was $2.04 for basic and $1.97 for fully diluted.

Year ended December 31, 2010 Compared to Year ended December 31, 2009

The following table sets forth certain information regarding our results for the year ended December 31, 2010 and 2009 (all figure are in $ thousands except ratios and percentages).

	Year Ended December 31, 2010	Year Ended December 31, 2009	% change from 2010 to 2011
Revenue from VIP gaming operations	$127,036	$60,480	110%
Commission to agents	$76,608	$39,146	96%
Selling, general and administrative expenses	$11,247	$5,271	113%
Operating income after amortization of intangible assets, including pre-acquisition income and before change in fair value of contingent consideration	$37,296	$15,545	140%
Operating income after amortization of intangible assets, including pre-acquisition income and before change in fair value of contingent consideration/Revenue from VIP gaming operations	29.36%	25.7%

Non-GAAP Financial Results

The following Non-GAAP financial results for the year ended December 31, 2010 and 2009 are used by management to evaluate the financial performance of the Company prior to the deduction of amortization of intangible assets related to the acquisition of King's Gaming (all figure are in $ thousands except ratios and percentages) (see Reconciliation of Non-GAAP to GAAP financial results on page 50).

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	% change from 2010 to 2011
Non-GAAP income before amortization of intangible assets including pre-acquisition profit and change in fair value of contingent consideration	$38,139	$15,545	145%

Percentage of Non-GAAP income before amortization of intangible assets including pre-acquisition profit and change in fair value of contingent consideration/Revenue from VIP gaming operations	30.0%	25.7%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets gaming patrons make. Bets are wagered with ‘‘non-negotiable chips ’’ and winning bets are paid out by casinos in so-called ‘‘cash ’’ chips, if they continue to play they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated based upon percentages of Rolling Chip Turnover, represent the growth in revenues, expenses and income in comparison to the growth in gaming volume and investors and management to assess the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results related to our Rolling Chip Turnover and certain performance ratios for the years ended December 31, 2010 and 2009 (all figures are in thousands except for ratios and percentages).

	Year Ended December 31, 2010	Year Ended December 31, 2009	% change from 2010 to 2011
Rolling Chip Turnover	$10,423,462	$5,192,657	101%
Revenue from VIP gaming operations/Rolling Chip Turnover	1.22%	1.16%
Commission to agents/Rolling Chip Turnover	0.73%	0.75%
Selling, general and administrative expenses/Rolling Chip Turnover	0.11%	0.10%
Operating income after amortization of intangible assets, including pre-acquisition income and before change in fair value of contingent consideration)/Rolling Chip Turnover	0.36%	0.30%

Revenue from VIP gaming promotion was $127,036,361 for the year ended December 31, 2010, as compared to $60,479,937 for the year ended December 31, 2009, an increase of 110%. Rolling chip turnover has increased by $5,230,804,781, or 100.7%, in the year ended December 31, 2010 as compared to that of the same period in 2009, principally as a result of the following factors:

(i)	successfully transitioning the Iao Kun VIP room in the Star World Hotel and Casino in Downtown Macau to a fixed 1.25% commission on rolling chip turnover effective October 2009, thereby reducing volatility during a particular quarter and having the effect that an increase in rolling chip turnover would result in a higher net income. Had the Iao Kun VIP room in the Star World Hotel and Casino continued under the win/loss split revenue model, revenues would have been approximately $6,377,000 less during 2010;

(ii)	we relocated our VIP room to the MGM Hotel and Casino during June 2009 which resulted in an increase in the number of tables from four at the Grand Waldo Hotel and Casino to eleven at the MGM Hotel and Casino, which is a more widely known and upscale facility. Rolling chip turnover at the MGM Hotel and Casino averaged approximately $163,840,000 per month during 2010, while rolling chips turnover at the Grand Waldo Hotel and Casino averaged approximately $25,544,000 per month during its five months of operations in 2009. The increase in the number of tables, as well as the reputation of the MGM Hotel and Casino’s VIP gaming room facilities, attracted patrons with higher betting limits;

(iii)	the Macau gaming markets’ continued recovery from the impact of the global economic crisis;

(iv)	the acquisition of King’s Gaming effective November 1, 2010, which contributed approximately $4,641,000 of revenue during 2010; and

(v)	increased cage capital as a result of shareholder loans, reinvesting profits and the warrant exercises of $35.5 million. Generally, for each $1 of cage capital, we receive a return of approximately 40%. Our gross profit prior to corporate overhead costs is approximately 45% of revenues, and our corporate overhead costs are approximately 5% of revenues.

Revenue for the year ended December 31, 2010 from VIP gaming promotion increased in proportion to the increase in rolling chip turnover because of the successful transition of the Iao Kun VIP room in the Star World Hotel and Casino in Downtown Macau to a fixed 1.25% commission on rolling chip turnover effective October 2009. The fixed commission of 1.25% is effectively equivalent to 2.9% of gross win as a percentage of rolling chip turnover based on a 43% win share (2.9% x 0.43 = 1.25%). Gross win rates for the year ended December 31, 2010 were 2.31% (Iao Kun VIP room at the MGM Hotel and Casino only) and 2.60% (overall), respectively. Subsequent to December 31, 2010, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel and Iao Pou decreased the number of gaming tables from 11 to six at the MGM Grand Hotel in the respective VIP gaming rooms. The reduction of tables at the MGM Hotel and Casino did not impact our revenues due to the win/loss split revenue model at the MGM Hotel and Casino and our concentration of our business at our other VIP rooms, which are under the fixed 1.25% commission revenue model.

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

Amortization expense for the year ended December 31, 2010 was $843,061 as a result of the acquisition of King's Gaming. There was no amortization expense for the year ended December 31, 2009.

Operating income, including pre-acquisition profit, was $37,296,250 for the year ended December 31, 2010 as compared to $15,545,463 for the year ended December 31, 2009, an increase of approximately 140%, principally as a result of (i) AERL successfully transitioning the Iao Kun VIP room in the Star World Hotel and Casino in Downtown Macau to a fixed 1.25% commission on rolling chip turnover effective October 2009, thereby reducing volatility during a particular quarter and an increase in rolling chip turnover would result in a higher net income; (ii) the increase in the number of tables from four at the Grand Waldo Hotel and Casino to eleven at the MGM Hotel and Casino after the relocation of the VIP room; (iii) the Macau gaming markets continued recovery, from the impact of the global economic crisis; (iv) the acquisition of King's Gaming effective November 1, 2010; and (v) increased cage capital as a result of reinvesting profits and the warrant exercises of $35.5 million.

EPS attributable to ordinary shareholders for the year ended December 31, 2010 was $2.33 based on a basic weighted average share count of 14,177,408 and $1.88 based on a fully diluted weighted average share count of 17,571,255. The fully diluted share count includes 12,050,000 ordinary share equivalents to be issued for earning incentives and ordinary share equivalents for the issuance of a total of 1,440,000 shares and warrants issuable upon the exercise of a unit purchase option granted to the representative of the underwriters of its initial public offering and shares issuable upon exercise of the warrants included in such option and 18,796 ordinary share equivalents for director compensation.

Non-GAAP Financial Measure

Our calculation of non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP earnings per share for the year December 31, 2011, differs from earnings per share based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and earnings per share should not be considered an alternative to, or more meaningful than, net income and earnings per share as determined in accordance with GAAP.   The following is a reconciliation of our net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009

Net Income attributable to ordinary shareholders	$77,253,510	$32,966,865	$(18,505)

Amortization of intangible assets	5,058,204	843,061	-

Prior Owners' Interest in Pre-Acquisition Profit	-	4,329,385	15,563,968

Change in fair value of contingent consideration	(6,248,361)	-	-

Non-GAAP income (before amortization of intangible assets including pre-acquisition profit and change in fair value of contingent consideration)	$76,063,353	$38,139,311	$15,545,463

	For the Year Ended December 31, 2011		For the Year Ended December 31, 2010		For the Year Ended December 31, 2009
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$2.07	$2.00	$2.33	$1.88	$(0.00)	$(0.00)

Amortization of intangible assets	0.14	0.13	0.06	0.05	$-	$-

Prior Owners' Interest in Pre-Acquisition Profit	-	-	0.31	0.25	$1.50	$1.50

Change in fair value of contingent consideration	(0.17)	(0.16)	-	-	$-	$-

Non-GAAP Earnings per share (before amortization of intangible assets including pre-acquisition profit and change in fair value of contingent consideration)	$2.04	$1.97	$2.69	$2.17	$1.50	$1.50

Liquidity and Capital Resources — Historical Cash Flows

As of December 31, 2011, total available cage capital was approximately $256,241,000.  The total available cage capital is comprised of markers receivable of approximately $240,131,089 and cash, cash chips and non-negotiable chips of approximately $16,110,000.  AERL’s related parties have increased financing slightly from $61,066,220 as of December 31, 2010 to $62,641,619 for the year ended December 31, 2011, an increase of $1,575,399. In addition, $60,000,000 of the loans were converted to convertible long-term loans.  AERL’s related parties have guaranteed the lines of credit with the casino license holders as well as uncollectible markers (if any), which further reasonably demonstrates the strong commitment from the principals to the continual success of the operations.

As of December 31, 2011, AERL had a total cash and cash equivalents balance of $16,718,565. Cash and cash equivalents provided by operations was $5,280,509 for the year ended December 31, 2011 compared to cash used in operations of $76,451,485 in the same period in 2010 as a result of the implementation by the Promoter Companies to fund the marker system with agents and lines of credit increased from the casino license holder. Additional cash used for providing markers was $119,933,203 during the year ended December 31, 2011 compared to $120,140,393 for the same period in 2010.

We have available lines of credit of approximately $55,263,000 from casino license holders, of which $35,989,109 was outstanding at December 31, 2011. The lines of credit may be increased from time to time at the discretion of the Casino Operators. Additionally, we received a short term line of credit of $10,281,454 from an unrelated party, which was repaid on January 1, 2012.

Throughout the year, we may receive advance payments on commissions earned prior to the end of the month in which they were earned.  For the month of December 2011, we received $19.8 million of advance commission payments.

We paid a dividend on September 2, 2011, totaling $3,880,406. The Company estimates that an additional dividend will be declared and paid in 2012 amounting to $7,529,000.

Future Sources and Uses of Cash

We expect that our future liquidity and capital requirements will be affected by:

•	Capital requirements related to future acquisitions;

•	Cash flow from acquisitions;

•	Working capital requirements;

•	Obtaining funds as a result of the exercise of our Unit Purchase Option;

•	Raising funds through the sale of our securities; and

•	Accumulation and reinvestment of earnings.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Shareholder Loans	$62,641,619	$2,641,619	$60,000,000	$-	$-
Operating Lease Obligations	98,661	63,446	35,215	-	-
Management Agreements	5,556,000	5,556,000	-	-	-
Employment Agreements	2,147,411	951,548	1,031,101	164,762
Contingent Consideration	44,550,585	12,057,600	24,407,481	2,109,650	5,975,854
	$114,994,276	$21,270,213	$85,473,797	$2,274,412	$5,975,854

We have the following long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities:

•	Loans payable ($62,641,619 and $61,066,220 at December 31, 2011 and 2010, respectively) to Messrs. Lam and Vong;

•	Office leases in Hong Kong and Macau for executive offices which expire in September 2013. Minimum future lease payments are $63,446 and $35,215, during the years ended December 31, 2012 and 2013 respectively.

•	Management agreements between three of AGRL’s VIP gaming promoters and Pak Si Management and Consultancy Limited of Macau, pursuant to which that company is responsible for the hiring and management of staff at the VIP gaming rooms promoted by the VIP gaming promoters in Macau. Each of the management agreements is for a one-year term, subject to renewal. The total obligations of the VIP gaming promoters during each one-year period are approximately US $5,556,000;

•	Employment agreements with certain of our executive officers, as described under Item 6.B.; and

•	Contingent consideration ($44,550,585 and $50,857,564 at December 31, 2011 and 2010, respectively) due to the former owners of King’s Gaming.

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

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of rolling chip turnover. Management had requested that the MGM Grand Hotel and Casino revise the Iao Pou Agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of rolling chip turnover. MGM Grand Hotel and Casino declined the request to allow for fixed commissions. The Company closed its VIP Room in the MGM Hotel and Casino on June 16, 2011. The Sang Lung and King’s Gaming arrangements are also based on 1.25% of the rolling chip turnover. Management believes that this change in the revenue structure will reduce the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses. The fixed commission revenues will be based only on the amount of rolling chip turnover, rather than the win/loss of the gaming operations. Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $19,931,385,000, $10,423,462,000, and $5,192,657,000 during the years ended December 31, 2011, 2010, and 2009 respectively.

VIP Gaming Room Cage and Marker Accounting

As of December 31, 2009 and through the period prior to the reverse merger on February 2, 2010, the Promoter Companies did not extend credit to junket agents. Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies. Subsequent to the acquisition of AGRL by AERL, the operations and extension of credit by the cage became controlled by the Company through the Promoter Companies and Messrs. Lam and Vong assigned the assets of the cage to AERL and its subsidiaries as a loan in the amount of $20,220,000 to enable AERL and its subsidiaries to extend credit to the VIP gaming promoters and not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. At December 31, 2011, the loan amounted to $62,641,619. On April 18, 2011, to memorialize such loans we issued an interest-free convertible note for $30 million to each of Mr. Lam Man Pou and Mr. Vong Hon Kun (for an aggregate amount of $60 million).  The notes expire on April 18, 2014 and are convertible into our ordinary shares at a price of $20 per share at the option of the holder and callable at our option at a price of $20 per share if the closing price of our ordinary shares for any ten consecutive trading days exceeds $25.

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

The Company regularly evaluates the reserve for bad debts based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition, Messrs. Lam and Vong guaranty all markers receivables; therefore, as of December 31, 2011, management believes that a reserve for bad debts is not deemed necessary. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. In addition, Mr. Mok has guaranteed the collection of all markers attributable to Mr. Mok and his network of junket agents and collaborators at both King Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

Goodwill and Other Intangible Assets

In accordance with the provisions of FASB ASC Topic 350, “Intangibles—Goodwill and Other”, the Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. FASB ASC Topic 350 requires that that management perform impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

The following are the useful lives of the respective intangible assets:

Bad Debt Guarantee	5.5 years	Based upon six months after the expiration of the employment agreement

Non-Compete agreement	12.2 years	Based upon the termination date of the casino’s license

Profit interest agreement	12.2 years	Based upon the termination date of the casino’s license

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

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employee, directors and consultant (collectively “share-based payments”) pursuant to the terms of its incentive plan which is further described under Item 6.B. Compensation cost related to such awards is recorded when earned. Ordinary shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year. All of the Company’s stock-based compensation is based on grants of equity instruments and no liability awards have been granted.

Fair Market Value of Contingent Consideration

A liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the gross profit targets. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Company’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Company’s statement of operations and financial position in the period of change in estimate. Fluctuations in the market value of the Company's ordinary shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

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

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period. Exchange gains or losses have historically been insignificant.

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

	December 31, 2011	December 31, 2010	December 31, 2009
Period end HK$:US$ exchange rate	$7.78	$7.77	$7.75
Average annual HK$:US$ exchange rate	$7.78	$7.77	$7.75

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors consists of nine (9) directors divided into three classes, each of which serves for a term of three years, with only one class of directors being elected in each year. All of the current directors other than João Manuel Santos Ferreira, George Chui Vai Hou, and Yeung Lun Allan, and Peter Li were initially elected by the shareholders at the time of the acquisition of AGRL. Messrs. Ferreira, Chui and Yeung were initially appointed by the existing directors on April 7, 2010. Peter Li was initially elected by the shareholders at our 2011 annual meeting on December 13, 2011. The directors serve as follows:

•	in the class to stand for reelection in 2012: Leong Siak Hung, James R. Preissler and João Manuel Santos Ferreira;

•	in the class to stand for reelection in 2013: Lam Man Pou, Vong Hon Kun and George Chui Vai Hou; and

•	in the class to stand for reelection in 2014: Peter Li, Raymond Li Chun Ming, and Yeung Lun Allan.

Our executive officers are:

Name	Position
Lam Man Pou	Chairman and Chief Marketing Officer
Leong Siak Hung	Chief Executive Officer
Raymond Li Chun Ming	Chief Financial Officer
Vong Hon Kun	Chief Operating Officer
Sylvia Lee	Executive Vice President

Our executive officers other than Ms. Lee also hold the same positions with AGRL and are paid in accordance with their employment agreements with AGRL that are described below.

The following pages set forth the names, ages and director start dates of the directors and director nominees, their respective principal occupations or brief employment history for the past five years and the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Lam Man Pou, age 48, has been the chairman and chief marketing officer and a director of the Company since February 2010 and has been the chairman, chief marketing officer and a director of AGRL since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing AGRL’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Leong Siak Hung, age 41, has served as the Chief Executive Officer and a director of the Company since February 2010 and has served as the chief executive officer and a director of AGRL since its formation and is responsible for the direct general administration of the Company and the Company’s strategic planning and expansion. Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China. From November 2001 through June 2003, he was chief executive officer of National Craft Industrial Co. Ltd, a toys manufacturing company in China. From July 2003 to June 2006, he was chief executive officer of Idea Kids Toy Co. Ltd. and Genesis Industrial Co. Ltd. Since July 2006, he has been chairman of Idea Kids Toy Co., Ltd, a toy manufacturing company in China, and also has been chairman of Genesis Industrial Co., Ltd, a toy manufacturing company in Macau. From July 2006 to December 31, 2009, he was chairman of Zhuhai Zhongzhu Real Estate Development Company Ltd, a real property developer. He has acted as management advisor for Mr. Lam in respect of general administration and human resources management for VIP gaming rooms since May 2006. Mr. Leong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Raymond Li Chun Ming, age 54, has served as the chief financial officer and a director of the Company since February 2010 and has served as chief financial officer and a director of AGRL since its formation and is responsible for the accounting and finance of the Company. Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants. He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants. He is a graduate of Hong Kong Polytechnic University, Department of Accounting. From July 1984 through July 2005 he worked as senior manager for Tony C. M. Yau & Company, Certified Public Accountant, in Hong Kong, where he was engaged in auditing, accounting and corporate services. From August 2005 through July 2006 he worked as a consultant for K Li Business Consultancy Limited, where he was engaged in the provision of corporate and financial advisory services. Since August 2006 he has been an executive director of Klis & Associates CPA Limited, Certified Public Accountants, in Hong Kong. In September 2004, he was appointed as an independent non-executive director of Benefun International Holding Limited, a Hong Kong publicly listed company engaged in the sales of plantation products, property development, garment manufacturing and retailing, and held such position until May 2009. He has acted as an advisor to Mr. Lam in respect of the financial management of the VIP gaming rooms since May 2006. Mr. Li’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Vong Hon Kun, 46, has served as the chief operating officer and a director of the Company since February 2010 and has served as chief operating officer and a director of AGRL since its formation and is responsible for the day-to-day operation of the Company and developing the VIP gaming patron market in mainland China and the junket agent network throughout that country. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 20 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

James R. Preissler, age 39, has served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York

João Manuel Santos Ferreira, age 58, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan, age 55, has served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr. Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

George Chui Vai Hou, age 44, has served as a director of the Company since April 7, 2010. Mr. Chui has been Executive Director of Wai Luen Import & Export Company Limited in Macau since 1998. Since December 2008, he has also been Executive Director of Ieng Tat Investment & Development Company Limited, a Macau company engaged in investment activities. From December 2000 to June 2006, he was also Executive Director of Tai Chong Ip (Group) Company Limited, a real estate trading company in Macau. Mr. Chui has also been invited and serves as a Member of the 9th, 10th and 11th Guangzhou Committees of the Chinese People’s Political Consultative Conference of China, which are consultative committees for the Conference. He received a Bachelor’s degree in Social Sciences with First Class Honours, majoring in accounting and statistics, from the University of Southampton in the United Kingdom and also holds a Master of Science degree in International Banking and Financial Studies from the same university. Mr. Chui’s business address is 13A Seng Vo Kok, 405 Rua De Amizade, Macau.

Peter Li, age 47, has served as our director since December 2011. Mr. Li served as a director of CS China from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Mr. Li is currently chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China. Mr. Li is an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT) and Yuhe International Inc.(PK.YUII). Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada.

Sylvia Lee, age 47, became our executive vice president in April 2010. She served as the president, chief financial officer and secretary of CS China from its inception until June 2008 and as a director of the Company from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

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

During the last fiscal year, none of our officers and employees, and none of our former officers participated in deliberations of our Board of Directors or our compensation committee concerning executive officer compensation.

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

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2011:

Name and Principal Position	Fees Earned or Paid in Cash (US$)	Ordinary Shares (US$)		Total (US$)
Lam Man Pou, Chairman and Chief Marketing Officer	$96,000	$-		$96,000
Leong Siak Hung, Chief Executive Officer	240,000	-		240,000
Raymond Li Chun Ming, Chief Financial Officer	156,000	-		156,000
Vong Hon Kun, Chief Operating Officer	96,000	-		96,000
Sylvia Lee, Executive Vice President	30,000	35,000	(1)	65,000

(1) Our board of directors determined that the valuation price of our ordinary shares with respect to the 2010 and 2011 equity compensation was $7.98 and $6.09, respectively. Includes $15,000 earned in 2010 and accrued by the Company in 2011.

AGRL has entered into employment agreements with its four executive officers that became effective upon the closing of our acquisition of AGRL. The following table sets forth certain information about these employment agreements as of December 31, 2011.

Officer	Position	Term	Annual Salary
Leong Siak Hung	Chief Executive Officer	Three Years	$240,000
Raymond Li Chun Ming	Chief Financial Officer	Three Years	$156,000
Lam Man Pou	Chief Marketing Officer	Five Years	$96,000
Vong Hon Kun	Chief Operating Officer	Five Years	$96,000
Sylvia Lee	Executive Vice President	Indefinite	$50,000	(1)

(1)	Includes $30,000 in cash and $20,000 in ordinary shares valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year.

Certain of the agreements were amended on February 2, 2012 to increase annual salary, effective January 1, 2012. Leong Siak Hung’s annual salary increased to $262,217, Raymond Li Chun Ming’s annual salary increased to $192,777, Lam Man Pou’s annual salary increased to $126,462, and Von Hon Kun’s annual salary increased to $126,462.

Each officer is entitled to paid vacation in accordance with AGRL’s policies. Each officer, except Ms. Lee, is also entitled to reasonable use of company-provided automobiles, with the officer to be reimbursed for all reasonable expenses related to the use and operation of such automobiles. However, no automobiles are currently being provided and we currently have no plan in place to provide automobiles.

The employment agreements, except Ms. Lee’s employment agreement, provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees.

The agreements, except Ms. Lee’s employment agreement, contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any ordinary shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to us all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Messrs. Leong, Li, Lam and Vong serve in similar positions as our officers, for which they receive no additional compensation.

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. The directors of the Company are entitled to receive an aggregate of 26,440 ordinary shares for fiscal 2011. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2011.

Name	Fees Earned or Paid in Cash (US$)		Ordinary Shares(1) (US$)	Total (US$)
Michael Zhang(2)	$65,752	(3)	$-	$65,752
Raymond Li Chun Ming	35,000		20,000	55,000
Yeung Lun Allan	38,000		20,000	58,000
Lam Man Pou	30,000		20,000	50,000
Vong Hon Kun	30,000		20,000	50,000
George Chui Vai Hou	38,000		20,000	58,000
Leong Siak Hung	30,000		20,000	50,000
James R. Preissler	40,000		20,000	60,000
Manuel Santos Ferreira	38,000		20,000	58,000
Peter Li	1,941		1,021	2,962

(1)	Our board of directors determined that the valuation price of our ordinary shares with respect to the 2011 directors’ equity compensation was $6.09.

(2)	Michael Zhang did not stand for re-election at our 2011 annual meeting.

(3)	Includes amounts earned in 2010 but accrued by the Company in 2011.

Incentive Plan

On December 13, 2011, our shareholders approved the the Asia Entertainment & Resources Ltd. 2011 Omnibus Securities and Incentive Plan (the “2011 Incentive Plan”). The purpose of the 2011 Incentive Plan is to assist us to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants, to us and our affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of our shareholders. Awards under the 2011 Incentive Plan are limited in the aggregate to 200,000 ordinary shares. As of the date of this Annual Report, there are 149,600 ordinary shares available for issuance under the 2011 Incentive Plan.

General Description of the 2011 Incentive Plan

The following is a summary of the material provisions of the 2011 Incentive Plan and is qualified in its entirety by reference to the complete text of the 2011 Incentive Plan, a copy of which is attached as an exhibit hereto.

Administration. The 2011 Incentive Plan is administered by a committee (the “Committee”) designated by the Board of Directors, which shall consist solely of three (3) or more Directors who are each (i) “outside directors” (“Outside Directors”) within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) “non-employee directors” within the meaning of Rule 16b-3 (“Non-Employee Directors”) and (iii) “independent” for purposes of any applicable listing requirements; provided, however, that the Board of Directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not (x) Outside Directors, the authority to grant awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such award, or (B) persons with respect to whom the Company wishes to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. Our Compensation Committee serves as this Committee. If a member of the Committee shall be eligible to receive an award under the Plan, such Committee member shall have no authority hereunder with respect to his or her own award. Among other things, the Committee has complete discretion, subject to the terms of the 2011 Incentive Plan, to determine the employees, non-employee directors and non-employee consultants to be granted an award under the 2011 Incentive Plan, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price under each option and base price for each SAR (as defined below), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the ordinary shares underlying the award, and the required withholdings, if any. The Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2011 Incentive Plan.

Grant of Awards; Shares Available for Awards. The 2011 Incentive Plan provides for the grant of awards which are distribution equivalent rights, incentive share options, non-qualified share options, performance shares, performance units, restricted shares, restricted share units, share appreciation rights (“SARs”), tandem share appreciation rights, unrestricted shares or any combination of the foregoing, to key management employees and nonemployee directors of, and nonemployee consultants of, the Company or any of its subsidiaries (each a “participant”) (however, solely employees of the Company or its subsidiaries are eligible for awards which are incentive share options). We have reserved a total of 200,000 shares for issuance as or under awards to be made under the 2011 Incentive Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any shares subject to such award shall again be available for the grant of a new award. The 2011 Incentive Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The Board of Directors in its discretion may terminate the 2011 Incentive Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2011 Incentive Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The number of shares for which awards which are options or SARs may be granted to a participant under the 2011 Incentive Plan during any calendar year is limited to 10,000.

Future new hires, non-employee directors and additional non-employee consultants would be eligible to participate in the 2011 Incentive Plan as well. The number of awards to be granted to officers, non-employee directors, employees and non-employee consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

Options. The term of each option shall be as specified in the option agreement; provided, however, that except for options which are incentive share options (“ISOs”) granted to an employee who owns or is deemed to own (by reason of the attribution rules applicable under Code Section 424(d)) more than 10% of the combined voting power of all classes of stock of the Company or the parent or a subsidiary of the Company (a “ten percent shareholder”), no option shall be exercisable after the expiration of ten (10) years from the date of its grant.

The price at which an ordinary share may be purchased upon exercise of an option shall be determined by the Committee; provided, however, that such option price (i) shall not be less than the fair market value of an ordinary share on the date such option is granted, and (ii) shall be subject to adjustment as provided in the 2011 Incentive Plan. The Committee or the Board of Directors shall determine the time or times at which or the circumstances under which an option may be exercised in whole or in part, the time or times at which options shall cease to be or become exercisable following termination of the option holder’s employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which ordinary shares will be delivered or deemed to be delivered to participants who exercise options.

Options which are ISOs shall comply in all respects with Section 422 of the Code. In the case of ISOs granted to a ten percent shareholder, the per share exercise price under such ISO (to the extent required by the Code at the time of grant) shall be no less than 110% of the fair market value of a Share on the date such ISO is granted. The term of an ISO may not exceed 10 years (5 years in the case of an ISO granted to a ten percent shareholder). ISOs may solely be granted to employees. In addition, the aggregate fair market value of the Shares subject to an ISO (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

Restricted Share Awards. A restricted share award is a grant or sale of ordinary shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee or the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee or the Board of Directors may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2011 Incentive Plan and any agreement relating to the restricted share award, a participant who is granted or has purchased restricted shares shall have all of the rights of a shareholder, including the right to vote the restricted shares and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee or the Board of Directors). During the restricted period applicable to the restricted shares, subject to certain exceptions, the restricted shares may not be sold, transferred, pledged, hypothecated, or otherwise disposed of by the participant.

Unrestricted Share Awards. Pursuant to the terms of the applicable unrestricted share award agreement, a holder may be awarded (or sold) ordinary shares which are not subject to restrictions, in consideration for past services rendered thereby to us or an affiliate or for other valid consideration.

Restricted Share Units Awards. The Committee shall set forth in the applicable restricted share unit award agreement the individual service-based or performance-based vesting requirement which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the Holder. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a restricted share unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one (1) ordinary share, as determined in the sole discretion of the Committee and as set forth in the restricted share unit award agreement, for each restricted share unit subject to such restricted share unit award, if and to the extent the applicable vesting requirement is satisfied. Such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted share unit first becomes vested.

Performance Unit Awards. The Committee shall set forth in the applicable performance unit award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or the Company would be required to satisfy before the holder would become entitled to payment, the number of units awarded to the holder and the dollar value assigned to each such unit. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance unit shall be entitled to receive a cash payment equal to the dollar value assigned to such unit under the applicable performance unit award agreement if the holder and/or the Company satisfy (or partially satisfy, if applicable under the applicable performance unit award agreement) the performance goals and objectives set forth in such performance unit award agreement. If achieved, such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate.

Performance Share Awards. The Committee shall set forth in the applicable performance share award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or the Company would be required to satisfy before the holder would become entitled to the receipt of ordinary shares pursuant to such holder’s performance share award and the number of ordinary shares subject to such performance share award. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such goals and objectives are achieved, the distribution of such ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such goals and objectives relate. At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance share award shall have no rights as a shareholder of the Company until such time, if any, as the holder actually receives ordinary shares pursuant to the performance share award.

Distribution Equivalent Rights. The Committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares or is to be entitled to choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such award becomes vested, the distribution of such cash or ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the holder’s interest in the award vests. Distribution equivalent rights awards may be settled in cash or in ordinary shares, as set forth in the applicable distribution equivalent rights award agreement. A distribution equivalent rights award may, but need not be, awarded in tandem with another award, whereby, if so awarded, such distribution equivalent rights award shall expire, terminate or be forfeited by the holder, as applicable, under the same conditions as under such other award. The distribution equivalent rights award agreement for a distribution equivalent rights award may provide for the crediting of interest on a distribution rights award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest was credited), at a rate set forth in the applicable distribution equivalent rights award agreement, on the amount of cash payable thereunder.

Share Appreciation Rights. A SAR provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of ordinary shares subject to the SAR on the date of exercise, over (B) the product of the number of ordinary shares subject to the SAR multiplied by the base value under the SAR, as determined by the Committee or the Board. The base value of a SAR shall not be less than the fair market value of an ordinary share on the date of grant. If the Committee grants a share appreciation right which is intended to be a tandem SAR, additional restrictions apply.

Recapitalization or Reorganization. Subject to certain restrictions, the 2011 Incentive Plan provides for the adjustment of ordinary shares underlying awards previously granted if, and whenever, prior to the expiration or distribution to the holder of ordinary shares underlying an award theretofore granted, the Company shall effect a subdivision or consolidation of the ordinary shares or the payment of an ordinary share dividend on ordinary shares without receipt of consideration by the Company. If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted award, the holder shall be entitled to receive (or entitled to purchase, if applicable) under such award, in lieu of the number of ordinary shares then covered by such award, the number and class of shares and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the holder had been the holder of record of the number of ordinary shares then covered by such award. The 2011 Incentive Plan also provides for the adjustment of shares underlying awards previously granted by the Board of Directors in the event of changes to the outstanding ordinary shares by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split ups, spin offs, exchanges or other relevant changes in capitalization occurring after the date of the grant of any award, subject to certain restrictions.

Amendment and Termination. The 2011 Incentive Plan shall continue in effect, unless sooner terminated pursuant to its terms, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The Board of Directors may terminate the 2011 Incentive Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2011 Incentive Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The Board of Directors shall have the right to alter or amend the 2011 Incentive Plan or any part hereof from time to time; provided, however, that without the approval by a majority of the votes cast at a meeting of shareholders at which a quorum representing a majority of the ordinary shares of the Company entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification of the 2011 Incentive Plan may (i) materially increase the benefits accruing to holders, (ii) except as otherwise expressly provided in the 2011 Incentive Plan, materially increase the number of ordinary shares subject to the 2011 Incentive Plan or the individual award agreements, (iii) materially modify the requirements for participation, or (iv) amend, modify or suspend certain repricing prohibitions or amendment and termination provisions as specified therein. In addition, no change in any award theretofore granted may be made which would materially and adversely impair the rights of a holder with respect to such award without the consent of the holder (unless such change is required in order to cause the benefits under the 2011 Incentive Plan to qualify as “performance-based” compensation within the meaning of Section 162(m) of the Code or to exempt the 2011 Incentive Plan or any Award from Section 409A of the Code).

Certain U.S. Federal Income Tax Consequences of the 2011 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to the Company, were it subject to U.S. federal income taxation, and to participants under the 2011 Incentive Plan who perform services for the Company and who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of options, which include ISOs and non-qualified share options, SARs, restricted shares, performance shares, performance units, restricted share units, dividend equivalent rights and unrestricted shares. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of the Company, were it subject to U.S. federal income taxation, to deduct certain compensation for U.S. federal income tax purposes, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of a share option with previously-acquired ordinary shares of the Company. This summary assumes that U.S. participants will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2011 Incentive Plan or ordinary shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2011 Incentive Plan or ordinary shares issued pursuant thereto.

A U.S. participant generally does not recognize taxable income upon the grant of an option. Upon the exercise of a non-qualified share option, the participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price therefor, and the Company would be entitled to a deduction for such amount at that time. If the U.S. participant later disposes of the ordinary shares acquired under a non-qualified share option, the U.S. participant generally recognizes a long-term or short-term gain or loss, depending upon the period for which the ordinary shares were held thereby. A long-term capital gain generally is subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations. Upon the exercise of an ISO, a U.S. participant generally does not recognize taxable income. If the U.S. participant disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the U.S. participant, the U.S. participant generally recognizes a long-term capital gain or loss, and the Company would not be entitled to a deduction. However, if the U.S. participant disposes of such ordinary shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and the Company generally would be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. participant may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the U.S. participant’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the ordinary shares for which the ISO is exercised over the exercise price for such ordinary shares is a preference item for purposes of the AMT. In addition, the U.S. participant’s basis in such ordinary shares is increased by such excess for purposes of computing the gain or loss on the disposition of the ordinary shares for AMT purposes. If a U.S. participant is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the participant’s regular income tax liability (and, in certain cases, may be refunded to the participant) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. participant who receives a grant of restricted ordinary shares or who purchases restricted ordinary shares, which ordinary shares, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally does not recognize income on the receipt of the grant or the purchased restricted ordinary shares and generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the shares at such time over any amount paid by the U.S. participant for the ordinary shares. Alternatively, the U.S. participant may elect to be taxed upon receipt of the restricted ordinary shares based on the value of the ordinary shares at the time of receipt. The Company generally would be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. participant and in the same amount. Dividends received with respect to restricted ordinary shares generally are treated as compensation, unless the U.S. participant elects to be taxed on the receipt (rather than the vesting) of the restricted ordinary shares.

A U.S. participant generally does not recognize income upon the grant of an SAR. The U.S. participant recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying ordinary shares, and the Company generally would be entitled to a deduction for such amount.

A U.S. participant generally does not recognize income on the receipt of a performance shares award, performance units award, restricted share units award, unrestricted shares award, or dividend equivalent right award until a payment is received under the award. At such time, the U.S. participant recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any ordinary shares received, and the Company generally would be entitled to deduct such amount at such time.

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

Term of Office and Benefits

Our board of directors is divided into three classes, each of which serves a term of three years, with only one class of directors being elected in each year. Please refer to the disclosure under Item 6.A. herein for further information about the term of our directors.

Board Operations

The positions of principal executive officer and chairman of the Board of Directors are held by different persons. The chairman of the Board of Directors chairs Board of Director and shareholder meetings and participates in preparing their agendas.

The Board of Directors is responsible for overall supervision of our risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis and routinely advises the Board of Directors on those matters as the CEO and CFO have access to the Board of Directors, attend regular meetings as well as the audit committee meetings. The Board’s role in risk oversight is consistent with our leadership structure, with senior management having responsibility for assessing and managing our risk exposure, and the Board and its Committees, providing oversight as necessary in connection with those efforts.

Independence of Directors

Messrs. James Preissler, João Manuel Santos Ferreira, Yeung Lun Allan, Peter Li and George Chui Vai Hou, who constitute a majority of our board of directors, meet the standards for independence that are required by the Nasdaq Stock Market. The Nasdaq Stock Market’s listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

Code of Ethics

In August 2008, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries and is described in the section of this Annual Report entitled “Code of Ethics and Related Person Policy” under Item 7.B. herein. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to Asia Entertainment & Resources Ltd., Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Committee Information

Audit Committee

On March 10, 2010, the Board of Directors formed the Audit Committee and adopted a written charter. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James R. Preissler (Chairman), Yeung Lun Allan and George Chui Vai Hou currently serve on this committee. So that we meet the Nasdaq Stock Exchange and other stock exchange listing requirements, the audit committee will now at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq Stock Exchange listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Messrs. Preissler, Yeung and Chui meet the standards for independence and financial literacy that are required by the Nasdaq Stock Market and other exchanges and Mr. Preissler also meets the standards for an “Audit Committee Financial Expert” required by SEC rules and current stock exchange listing standards.

The audit committee’s duties, which are specified in our audit committee charter, include, but are not limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Annual Report on Form 20-F;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing our independent auditor;

•	determining the compensation and oversight of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•	reviewing and approving any related party transactions we may enter into. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

Nominating Committee

On April 7, 2010, the Board of Directors formed the Nominating Committee and adopted a written charter. Manuel Santos Ferreira (Chairman), George Chui Vai Hou and Peter Li, each of whom is independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules, currently serve on this committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

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

Compensation Committee

On April 7, 2010, the Board of Directors formed a Compensation Committee and adopted a written charter. Peter Li (Chairman), Manuel Santos Ferreira, and Yeung Lun Allan, each of whom is independent as defined in Rule 5605(a)(2) of the Listing Rules, currently serve on this committee. The charter sets forth responsibilities, authority and specific duties of the Compensation Committee. The principal functions of the compensation committee are to evaluate the performance of our officers, to review any compensation payable to our directors and officers, to prepare compensation committee reports, and to administer the issuance of any common stock or other equity awards issued to our officers and directors.

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages. We consider our relations with our employees to be good.

	2009	2010	2011
Number of Employees	10	14	14

The staffing of the VIP gaming rooms is outsourced.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 7, 2012 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Information in the table does not reflect the issuance to Spring Fortune or its designees of 3,103,000 ordinary shares issuable upon the filing of this annual report and up to 3,103,000 Ordinary Shares upon achievement of incentive targets for 2012. It is currently anticipated that, of the 3,103,000 ordinary shares issuable under the purchase agreement upon the filing this Annual Report on Form 20-F for the 2011 fiscal year, 3,103,000 will be issued to Spring Fortune (and to be subsequently distributed to its shareholder and its shareholder’s designees).

Information in the table also does not reflect the issuance of 520,000 ordinary shares issuable upon the filing of this annual report in connection with our acquisition of King’s Gaming.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. Our major shareholders do not have different voting rights than our non-majority shareholders. Percentages of ownership are based on 38,804,064 ordinary shares outstanding as of March 7, 2012. Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Chien Lee(1)	2,055,292	(2)	5.3%
Sylvia Lee(1)	2,055,292	(2)	5.3%
Vong Hon Kun(3)	6,034,452		15.55%
Lam Man Pou(3)	4,486,455		11.56%
Chui Vai Hou, George(3)	0		—%
James R. Preissler(4)	289,767		* %
Leong Siak Hung(5)	867,288		2.24%
Li Chun Ming, Raymond(3)	0		—%
Joao Manuel Santos Ferreira(3)	0		—%
Yeung Lun, Allan(3)	0		—%
Peter Li(3)	0		—%
All of our directors and executive officers as a group (10 individuals)	13,717,254		35.35%
Lam Chou In(3)	4,668,135		12.03%

*	Less than 1%.

(1)	The business address of Mr. and Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

(2)	Represents 83,700 ordinary shares owned jointly by Mr. and Mrs. Lee and 1,847,892 ordinary shares held by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee.

(3)	Each of these persons maintains a business address at 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

(4)	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.

(5)	Shares are held by Legend Global International Limited, of which Leong Siak Hung, director, has sole voting and dispositive power over the shares owned by it, which shares constitute all of the shares beneficially owned by Mr. Leong. The business address of Legend Global International Limited is Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.

As of March 7, 2012, we believe that 10 holders of record of approximately 36% of our outstanding ordinary shares reside in the United States.

B.	Related Party Transactions

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

On November 15, 2010, we acquired King’s Gaming from Mr. Mok Chi Hung and Mr. Wong Hon Meng, as described in the section titled “Our History and Business—Acquisition of King’s Gaming Promotion Limited.” Mr. Wong is the brother of Mr. Vong Hon Kun, our Chief Operating Officer, and owned 4% of the equity of King’s Gaming immediately prior to the acquisition. In connection with the acquisition, on November 10, 2010, we entered into an employment agreement with Mr. Wong, pursuant to which he will serve as our operating officer at the Wen Zhou VIP Club located at the Venetian Macau Resort Hotel in exchange for $4,800 per month plus expenses. Mr. Wong’s salary was increased to $6,200 per month plus expenses effective January 1, 2012. We may terminate Mr. Wong’s employment for cause or upon Mr. Wong’s disability without any obligation of further payment. The agreement has a term of five years from November 10, 2010.

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

Star World Hotel and Casino has extended a credit line of $25.7 million to Sang Heng which is guaranteed by Mr. Lam. Galaxy Macau Resort has extended a credit line of $25.7 million to Sang Lung which is guaranteed by Mr. Lam. These credit lines are used to advance funds to junket agents and patrons so that the junket agents can provide gaming patrons with credit at the Iao Kun VIP Rooms operated by Sang Heng at the Star World Hotel and Casino and by Sang Lung at the Galaxy Macau Resort. The credit lines are non-interest bearing, and Mr. Lam is not compensated by AGRL for the guarantee.

The Venetian Resort Hotel has extended a credit line of $3.86 million to King’s Gaming, which is guaranteed by Mr. Vong and Mr. Mok. The credit line is used to advance funds to junket agents and patrons so that the junket agents can provide gaming patrons with credit at the Wenzhou VIP Room operated by King’s Gaming at the Venetian Resort Hotel. The credit line is non-interest bearing and Mr. Vong and Mr. Mok are not compensated by AGRL for the guarantees.

From time to time, Mr. Lam makes small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam is not otherwise compensated for making such loans.

Sang Heng paid approximately $131,578 to KLi Business Consultancy Limited, a company controlled by Ms. Ip Ching Wah, spouse of Mr. Li Chun Ming, for the year ended December 31, 2009. The amount paid to this company were for the services provided by Mr. Li to AGRL and AGRL’s VIP gaming promoters.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their agents and collaborators. Such loans by Messrs. Lam and Vong are non-interest bearing. See the section entitled “AGRL’s Gaming Operations—Profit Interest Agreements” under Item 4.B. herein for further information regarding these arrangements.

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si, owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Sang Heng pays Pak Si approximately US $180,000 per month for the VIP room at Star World Hotel; King’s Gaming pays approximately US $103,000 per month for the VIP room at the Venetian Resort Hotel; and Sang Lung pays approximately $180,000 per month for the VIP room at the Galaxy Resort, Macau. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Total staff at each operation, including executives, is approximately 100 people. Such agreements are for one-year terms effective January 1, 2010. Similar agreements were made with Ms. Tam for each of the two preceding years, including for the VIP gaming room at the MGM Grand Hotel and Casino which is now closed.

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

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
Annual Highs and Lows
2012*	$7.24	$5.47	$—	$—	$—	$—
2011	12.41	6.90	—	—	—	—
2010	11.55	4.96	1.90	0.25	10.01	6.50
2009	6.00	4.70	0.63	0.03	6.70	4.85
2008	5.275	4.25	0.45	0.04	6.14	4.55
Quarterly Highs and Lows
2012
First Quarter*	7.24	5.47	—	—	—	—
2011
First Quarter	12.41	8.32	—	—	—	—
Second Quarter	10.75	5.50	—	—	—	—
Third Quarter	10.87	5.39	—	—	—	—
Fourth Quarter	7.49	4.72	—	—	—	—
2010
Fourth Quarter	11.55	5.00	0.58	0.29	—	—
Third Quarter	6.70	4.96	0.84	0.25	—	—
Second Quarter	9.75	5.50	1.65	0.40	—	—
First Quarter	10.10	5.65	1.75	0.38	10.01	6.50
Monthly Highs and Lows
March 2012*	6.75	5.80	—	—	—	—
February 2012	7.24	5.56	—	—	—	—
January 2012	6.52	5.47	—	—	—	—
December 2011	6.53	5.51	—	—	—	—
November 2011	7.49	5.40	—	—	—	—
October 2011	6.80	4.72	—	—	—	—
September 2011	8.00	5.39	—	—	—	—

*     Through March 7, 2012

The closing bid price for our ordinary shares on March 7, 2012 was $6.23.

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

The information required by Item 10.B. of Form 20-F is included in the section titled “Description of Securities—Memorandum and Article of Association” in our Post-Effective Amendment on Form F-3 to Registration Statement on Form F-1 initially filed with the SEC on October 20, 2010, as amended (File No. 333-166860), which section is incorporated herein by reference.

C.	Material Contracts

Our only long term liabilities are the management agreements between three of AGRL’s VIP gaming promoters and Pak Si Management and Consultancy Limited of Macau, pursuant to which that company is responsible for the hiring and management of staff at the VIP gaming rooms promoted by the VIP gaming promoters in Macau. Each of the management agreements is for a one-year term, subject to renewal. The total obligations of the VIP gaming promoters during each one-year period are approximately US $5,560,000. See the section entitled “AGRL’s Gaming Operations” under Item 4.B. herein.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

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

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our 2011 taxable year, we do not believe that we will be treated as a PFIC for such year.  However, because we have not performed a definitive analysis as to our PFIC status for our 2011 taxable year, there can be no assurance in respect to our PFIC status for our 2011 taxable year.  There also can be no assurance in respect to our status as a PFIC for our current (2012) taxable year or any subsequent taxable year.

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

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning on or after January 1, 2013, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss in respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Assets) to report their interest in our ordinary shares.

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

Documents concerning us that are referred to in this document may be inspected at Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

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

There were no material modifications to the rights of our shareholders during fiscal year 2011.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, who is our principal executive officer, and Chief Financial Officer, who is our principal financial officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2011 were effective.

Disclosure controls and procedures are designed to provide that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with US GAAP. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2011. The registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting.

Attestation report of the independent registered public accounting firm

To the Board of Directors and

Stockholders of Asia Entertainment & Resources Ltd.

We have audited Asia Entertainment & Resources Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Asia Entertainment & Resources Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows of Asia Entertainment & Resources Ltd., and our report dated March 16, 2012, expressed an unqualified opinion.

/s/ UHY LLP

New York, New York

March 16, 2012

Changes in Internal Controls over Financial Reporting

In 2011, we made the following changes to our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting and which resulted in our determination that we did not have a material weakness in our internal controls over financial reporting for the year ended December 31, 2011:

•	We performed a complete review of our accounting and reporting processes and procedures to identify potential weaknesses and to adopt measures to improve and strengthen our overall control environment. We will continue to monitor the effectiveness of these processes, procedures and controls.

•	We updated our accounting manual to include new closing procedures and a procedural checklist, the purpose of which are to ensure the accuracy of the financial data for the preparation of our financial statements, and new financial reporting procedures, the purpose of which are to prepare financial statements that fairly present our financial position and results of operations and cash flows in conformity with U.S. GAAP.

•	We implemented the use of financial statement and reporting disclosure checklists to ensure that all of our related disclosures are properly included and reported.

•	Our chief financial officer received additional training in U.S. GAAP through self-study, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting developments.

•	We engaged AJ. Robbins, PC as a consultant to assist in improving the Company’s financial reporting and internal control system based on the COSO Framework and to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP.

•	We implemented the following new policies and procedures:

o	Financial and budget analyses to identify accounts with an increased risk of misstatement,

o	New procedures to review detailed breakdown of material items such as marker receivables, income, and the distribution of commissions paid.

o	An enhanced IT control policy to ensure that appropriate controls are in place over systems and related reporting.

o	An oversight control policy for important internal spreadsheets which we use for significant reporting items.

o	A policy with respect to our communications with third parties. The policy requires that before material financial and U.S. GAAP related issues that involve external parties are released, management, in consultation with the Company’s legal counsel, shall have such information discussed and reviewed by the Company’s independent auditor and qualified U.S. GAAP accountant to ensure that requirements from regulatory authorities concerned are complied with and that the interests of investors whose decisions regarding the Company’s securities may be based are protected.

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

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to Asia Entertainment & Resources Ltd., Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

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

AJ. Robbins, PC acted as AGRL’s and AGRL’s VIP gaming promoters’ principal independent registered public accounting firm prior to our acquisition of AGRL and is currently acting as our consultant to assist us in complying with U.S. securities laws and provide advice on U.S. GAAP and related disclosures. AJ. Robbins, PC is a registered firm with the Public Company Accounting Oversight Board and is a member of the American Institute of Certified Public Accountants, the Colorado Society of Certified Public Accountants and the Center for Audit Quality.

The business address of UHY LLP is 19 West 44 th Street, New York, New York 10036 and the business address of AJ. Robbins, PC is 1600 Broadway, Suite 1940, Denver Colorado 80202.

The following is a summary of fees paid or to be paid by us to UHY LLP and by AGRL to AJ. Robbins, PC for services rendered as the principal accountant.

	Year Ended December 31, 2010	Year Ended December 31, 2011
Audit Fees – UHY LLP	$294,425	$321,025
Audit Fees – AJ. Robbins, PC	$32,500	NA
Audit-Related Fees – UHY LLP	$0	$0
Audit-Related Fees – AJ. Robbins, PC	$0	NA
Tax Fees – UHY LLP	$0	$0
Tax Fees – AJ. Robbins, PC	$0	NA
All Other Fees – UHY LLP	$0	$0
All Other Fees – AJ. Robbins, PC	$0	NA

Audit fees billed by UHY LLP during the fiscal years ended December 31, 2010 and 2011 related to professional services rendered in connection with the audits of our annual financial statements and internal control included in our Annual Reports on Form 20-F for those fiscal periods, the review of our financial information included in semi-annual Reports of Foreign Private Issuer on Form 6-K, and our registration statements and proxy statement filings.

Audit fees billed by AJ. Robbins, PC during the fiscal years ended December 31, 2010 related to professional services rendered in connection with the review of our financial statements included in our Annual Report on Form 20-F and registration statements and proxy statement filings.

Audit Committee Pre-Approval

We do not rely on pre-approval policies and procedures. Our audit committee approved the services described above relating to the 2010 and 2011 fiscal years.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Reference is made to the disclosure set forth under Item 16F in the Company’s Annual Report on Form 20-F, as amended, for the year ended December 31, 2010.

ITEM 16G.	CORPORATE GOVERNANCE

There are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under listing standards of NASDAQ.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
2.1	Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune Investment Ltd (included as Annex A to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)
2.2	Amendment No. 4 to Stock Purchase Agreement, dated April 18, 2011, among Asia Entertainment & Resources Ltd., AGRL, and Spring Fortune Investment Ltd(8)
2.3	Profit Interest Purchase Agreement, dated November 10, 2010, by and among Asia Entertainment & Resources Ltd. and King’s Gaming Promotion Limited, Mr. Mok Chi Hung and Mr. Wong Hon Meng(5)
3.1	Form of Second Amended Memorandum and Articles of Association (included as Annex D to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)
4.1	Specimen Unit Certificate(1)
4.2	Specimen Ordinary Share Certificate(2)
4.3	Specimen Warrant Certificate(1)
4.4	Form of Unit Purchase Option granted to EarlyBirdCapital, Inc.(1)
4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and registrant(1)
10.1	Form of Escrow Agreement among CS China Acquisition Corp., Spring Fortune Investment Ltd, Spring Fortune Investment Ltd Designee(s) and Continental Stock Transfer & Trust Company(3)

Exhibit No.	Description
10.2	Employment Agreement, dated October 6, 2009 between AGRL and Leong Siak Hung(3)
10.3	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Leong Siak Hung
10.4	Employment Agreement, dated October 6, 2009 between AGRL and Raymond Li Chun Ming(3)
10.5	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Raymond Li Chun Ming
10.6	Employment Agreement, dated October 6, 2009 between AGRL and Lam Man Pou(3)
10.7	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Man Pou
10.8	Employment Agreement, dated October 6, 2009 between AGRL and Vong Hon Kun(3)
10.9	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Vong Hon Kun
10.10	Employment Agreement, dated November 10, 2010, between the Company and Wong Hon Meng (7)
10.11	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Wong Hon Meng
10.12	Employment Agreement, dated February 2, 2010, between the Company and Lam Chou In
10.13	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Chou In
10.14	Employment Agreement, dated November 2010, between the Company and Mok Chi Hung
10.15	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Mok Chi Hung
10.16	Management Service Contract dated January 1, 2010 between Iao Pou Gaming Promotion Limited and Pak Si Management and Consultancy Limited(3)
10.17	Management Service Contract dated January 1, 2010 between Sang Heng Gaming Promotion Company Limited and Pak Si Management and Consultancy Limited(3)
10.18	VIP Junket Promotion Agreement, dated January 18, 2008 between Gillmann Investments Asia, Ltd. and Doowell Limited(3)
10.19	VIP Gaming Promotion Agreement, dated November 14, 2008 between Unicorn Incorporation and Champion Lion Limited(3)
10.20	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Lung Gaming Promotion Company Limited
10.21	Profit Interest Agreement, dated February 2, 2010 between Well Mount International Limited and Doowell Limited(3)
10.22	Profit Interest Agreement, dated February 2, 2010 between Link Bond International Limited and Champion Lion Limited(3)
10.23	Profit Interest Agreement, dated February 2, 2010 between Foxhill Group limited and Iao Pou Gaming Promotion Limited(3)
10.24	Profit Interest Agreement, dated February 2, 2010 between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Company Limited(3)
10.25	Form of Share Purchase Agreement (included Exhibit 10.1 to the Report of Foreign Issuer on Form 6-K filed on January 29, 2010 and incorporated herein by reference)
10.26	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Chien Lee(1)
10.27	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Sylvia Lee(2)
10.28	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Michael Zhang(2)
10.29	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and registrant(1)
10.30	Form of Stock Escrow Agreement between registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders(1)
10.31	Form of Letter Agreement between registrant and CS Capital USA, LLC regarding administrative support(2)
10.32	Form of Registration Rights Agreement among registrant and the Initial Shareholders(2)
10.33	Form of Subscription Agreement among registrant, EarlyBirdCapital, Inc., Graubard Miller and each of CS Capital USA, LLC, Bill Haus, James Preissler, Peter Li and William B. Heyn(1)
10.34	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Bill Haus(1)
10.35	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Jim Preissler(1)
10.36	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Peter Li(1)
10.37	Letter Agreement among registrant, EarlyBirdCapital, Inc. and William B. Heyn(1)
10.38	Form of Indemnification Agreement between registrant and, separately, each of its directors and executive officers(6)
10.39	Loan Agreement and Guaranty dated as of February 2, 2010 between Lam Man Pou and Vong Hon Kun and AGRL(6)
10.40	Form of Amendment to Profit Interest Agreements(6)
10.41	Convertible Term Note issued by the Company to Lam Man Pou dated April 18, 2011(8)
10.42	Convertible Term Note issued by the Company to Vong Hon Kun dated April 18, 2011(8)
10.43	Lock-up Agreement by and among the Company and Lam Man Pou dated April 18, 2011(8)
10.44	Lock-up Agreement by and among the Company and Vong Hon Kun dated April 18, 2011(8)
10.45	Lock-up Agreement by and among the Company and Lam Chou In dated April 18, 2011(8)
10.46	Lock-up Agreement by and among the Company and Legend Global International Limited dated April 18, 2011(8)

Exhibit No.	Description
10.47	Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)(9)
10.48	Star World Hotel and Casino Gaming Promoter Loan Contract dated June 30, 2008 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Lam Man Pou (10)
10.49	Venetian Macau Limited Junket Credit Agreement dated March 29, 2011 by and between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Limited.(10)
10.50	Profit Interest Agreement by and between Super Number and Sang Lung dated as of July 1, 2011(12)
10.51	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Heng Gaming Promotion Company Limited
10.52	Star World Casino Gaming Promoter Loan Contract dated February 9, 2010 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Vong Hon Kun.(10)
10.53	Lease, dated September 6, 2011, between AGRL and Hong Yip Service Company Limited
10.54	Employment Agreement, dated April 7, 2010, between the Company and Sylvia Lee
15.1	Consent of UHY LLP, independent registered public accounting firm
15.2	Consent of AJ. Robbins, PC, independent registered public accounting firm
21.1	Subsidiaries(6)
99.1	Audit Committee Charter(4)
99.2	Nominating Committee Charter(4)
99.3	Compensation Committee Charter(4)
99.4	Asia Entertainment & Resources Ltd. 2011 Omnibus Securities and Incentive Plan (11)
101.1	The following financial statements from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated and Combined Balance Sheets; (ii) the Consolidated and Combined Statements of Operations and Comprehensive Income (Loss); (iii) the Consolidated and Combined Statement of Changes in Shareholders’ and Owners’ Equity (Deficit); (iv) the Consolidated and Combined Statements of Cash Flows; and (v) the Notes to Consolidated and Combined Financial Statements.

(1)	Filed as an exhibit to Amendment No. 5 to registrant’s Registration Statement on Form S-1 filed on July 8, 2008.

(2)	Filed as an exhibit to Amendment No. 2 to registrant’s Registration Statement on Form S-1 filed on January 31, 2008.

(3)	Filed as an exhibit to the Company’s Shell Company Report on Form 20-F filed on February 8, 2010.

(4)	Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed April 23, 2010.

(5)	Filed as Appendix A to Exhibit 99.1 to the Report on Form 6-K filed on November 10, 2010.

(6)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 originally filed on May 14, 2010 (File No.: 333-166860).

(7)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on April 8, 2011.

(8)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 3, 2011.

(9)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on July 29, 2011.

(10)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 31, 2011.

(11)	Filed as Annex A to Exhibit 99.1 to the Report on Form 6-K filed on November 3, 2011.

(12)	Filed as an exhibit to the Company’s Report on Form 6-K filed on August 22, 2011.

ASIA ENTERTAINMENT & RESOURCES LTD.

INDEX TO FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms	F-1
Consolidated Balance Sheets at December 31, 2011 and 2010	F-3
Consolidated and Combined Statements of Operations and Comprehensive Income (Loss) for the years Ended December 31, 2011, 2010, and 2009	F-4
Consolidated and Combined Statement of Changes in Shareholders’ and Owners’ Equity (Deficit) for the years ended December 31, 2011, 2010 and 2009	F-5
Consolidated and Combined Statement of Cash Flows for the years ended December 31, 2011, 2010, and 2009	F-6
Notes to Consolidated and Combined Financial Statements for the years ended December 31, 2011, 2010, and 2009	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Asia Entertainment & Resources Ltd.

We have audited the accompanying consolidated balance sheets of Asia Entertainment & Resources Ltd. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2011. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010, and the results of its consolidated operations and its cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming and opinion on the consolidated financial statements as a whole. In connection with the reverse acquisition on February 2, 2010, as discussed in Note 1, the earnings per share amounts for the year ended December 31, 2009 have been recalculated as if the recapitalization took effect on January 1, 2009. The recalculation of the earnings per share has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the earnings per share for the year ended December 31, 2009 are fairly stated in all material respects in relation to the financial statements as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2012, expressed an unqualified opinion.

/s/ UHY LLP

New York, New York

March 16, 2012

AJ. ROBBINS, PC
1600 Broadway, Suite 1940
DENVER, COLORADO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Asia Entertainment & Resources Ltd.
Hong Kong

We have audited, before the effect of retrospective changes to the earnings per share calculation and the number of ordinary shares outstanding described in Note 1, the accompanying combined statements of operations and comprehensive income (loss), changes in shareholders' and owners' equity (deficit), and cash flows of the Operations of Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Iao Pou Gaming Promotion Limited, Doowell Limited (the “Promoter Companies”) and Asia Gaming & Resort Limited (collectively known as “Asia Entertainment & Resources Ltd.” or the “Company”) for the year ended December 31, 2009. Asia Entertainment & Resources Ltd.'s management is responsible for these combined financial statements. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Asia Entertainment & Resources Ltd.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Asia Entertainment & Resources Ltd. for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the consolidated and combined financial statements, the Company completed a share exchange transaction (the “Share Exchange”) with Asia Gaming and Resorts Limited on February 2, 2010. The Share Exchange represents a reverse acquisition involving a public shell company and has been accounted for financial reporting purposes as the issuance of securities by Asia Gaming and Resorts Limited in exchange for the assets and liabilities of the Company, accompanied by a recapitalization. The accompanying combined financial statements for period prior to the consummation of the Share Exchange are those of the Promoter Companies, Asia Gaming and Resorts Limited and its subsidiaries, except the equity section. Accordingly, the Company revised its earnings per share calculation.

For the purpose of calculating earnings per share for the period presented, the number of ordinary shares outstanding is based on the weighted average number of ordinary shares of Asia Gaming and Resorts Limited that would have been outstanding during the period presented (assuming the Share Exchange occurred on January 1, 2009) and, they retrospectively adjusted the accompanying 2009 combined financial statements for the change. We were not engaged to audit, review, or apply any procedures to the retrospective changes to the earnings per share calculation, the number of ordinary shares outstanding and the financial statement schedules as of and for the year ended December 31, 2009 as discussed above and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective changes are appropriate and have been properly applied. These changes were audited by UHY LLP.

/s/ AJ. ROBBINS, PC
CERTIFIED PUBLIC ACCOUNTANTS

Denver, Colorado
May 11, 2010

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,

	2011	2010

ASSETS
CURRENT ASSETS

Cash and Cash Equivalents	$16,718,565	$13,843,622
Accounts Receivable, Net	1,240,142	10,802,582
Markers Receivable	240,131,089	120,140,393
Prepaid Expenses and Other Assets	292,559	152,869
Total Current Assets	258,382,355	144,939,466

Intangible Assets (net of accumulated amortization of $5,902,419 and $842,712 at December 31, 2011 and 2010, respectively)	54,983,937	60,110,307

Goodwill	14,992,009	15,008,424

Property and Equipment (net of accumulated depreciation of $1,101 and $0 at December 31, 2011 and 2010, respectively)	26,855	-

Other Assets	22,158	-
TOTAL ASSETS	$328,407,314	$220,058,197

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Lines of Credit Payable	$46,270,563	$11,840,640
Accrued Expenses	16,157,439	10,815,135
Payable-King's Gaming Acquisition, current portion	12,057,600	12,835,395
Loan Payable, Shareholders, current	2,641,619	61,066,220
Total Current Liabilities	77,127,221	96,557,390

Loan Payable, Shareholders	60,000,000	-

Long-term Payable-King's Gaming Acquisition, net of current portion	32,492,985	38,022,169
Total Liabilities	169,620,206	134,579,559

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 38,804,064 at December 31, 2011 and 22,544,064 at December 31, 2010	3,881	2,255
Additional Paid-in Capital	52,581,098	52,581,098
Retained Earnings	106,308,297	32,936,819
Accumulated Comprehensive Loss	(106,168)	(41,534)
Total Shareholders' Equity	158,787,108	85,478,638

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$328,407,314	$220,058,197

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31,

	2011	2010	2009
			(A)

Revenue from VIP Gaming Operations	$250,575,452	$127,036,361	$60,479,937

Expenses
- Commission to Agents	155,968,504	76,607,712	39,146,410
- Selling, General and Administrative Expenses	16,550,387	11,246,938	5,271,322
- Special Rolling Tax	1,993,208	1,042,400	516,742
- Amortization of Intangible Assets	5,058,204	843,061	-

Total Expenses	179,570,303	89,740,111	44,934,474

Operating income including pre-acquisition profit before change in fair value of contingent consideration	71,005,149	37,296,250	15,545,463

Prior Owners' Interest in Pre-Acquisition Profit	-	(4,329,385)	(15,563,968)

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	71,005,149	32,966,865	(18,505)

Change in Fair Value of Contingent Consideration for the Acquisition of King's Gaming	6,248,361	-	-

Net Income (Loss) Attributable to Ordinary Shareholders	77,253,510	32,966,865	(18,505)

Comprehensive Loss
Foreign Currency
- Translation Adjustment	(64,634)	(41,534)	-

Total Comprehensive Income (Loss)	$77,188,876	$32,925,331	$(18,505)

Net Income Per Share
Basic	$2.07	$2.33	$-
Diluted	$2.00	$1.88	$-

Weighted Average Shares Outstanding
Basic	37,371,426	14,177,408	10,350,000
Diluted	38,691,186	17,571,255	10,350,000

(A) Represents the combined statements of operations of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ AND OWNERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

							Total
			Additional		Owners' Equity	Accumulated	Shareholders'
	Ordinary Shares		Paid-In	Retained	(Deficit)	Comprehensive	Equity
	Shares	Amount	Capital	Earnings	Pre-Acquisition	(Loss)	(Deficit)

Balances, December 31, 2008 (A)	10,350,000	$1,035	$11,788	$(11,541)	$2,800,965	$-	$2,802,247

Net distributions to owner	-	-	-	-	(19,868,463)	-	(19,868,463)

Other comprehensive loss	-	-	-	-	(4,399)	-	(4,399)

Net income Promoter Companies	-	-	-	-	15,563,968	-	15,563,968

Net income (loss)	-	-	-	(18,505)	-	-	(18,505)

Balances, December 31, 2009 (A)	10,350,000	1,035	11,788	(30,046)	(1,507,929)	-	(1,525,152)

Shares effectively issued to former shareholders as part of the recapitalization	2,195,224	220	451,824	-	-	-	452,044

Capital contribution by shareholders	-	-	-	-	1,507,929	-	1,507,929

Ordinary shares issued in May 2010 for cash at $9.50 per share	60,000	6	569,994	-	-	-	570,000

Ordinary shares issued for exercise of warrants at $5.00 per share	7,095,790	710	35,478,240	-	-	-	35,478,950

Ordinary shares issued for cash-less exercise of warrants	1,343,050	134	(134)	-	-	-	-

Cash paid for warrants expired unexercised	-	-	(40,464)	-	-	-	(40,464)

Ordinary shares issued in acquisition	1,500,000	150	16,109,850	-	-	-	16,110,000

Net income attributable to ordinary shareholders	-	-	-	32,966,865	-	-	32,966,865

Foreign currency translation adjustment	-	-	-	-	-	(41,534)	(41,534)

Balances, December 31, 2010	22,544,064	2,255	52,581,098	32,936,819	-	(41,534)	85,478,638

Incentive shares issued for 2010 net income target	12,050,000	1,205	-	(1,205)	-	-	-

Incentive shares issued for filing of 2010 Form 20-F	4,210,000	421	-	(421)	-	-	-

Declared dividend paid	-	-	-	(3,880,406)	-	-	(3,880,406)

Net income	-	-	-	77,253,510	-	-	77,253,510

Foreign currency translation adjustment	-	-	-	-	-	(64,634)	(64,634)

Balances, December 31, 2011	38,804,064	$3,881	$52,581,098	$106,308,297	$-	$(106,168)	$158,787,108

(A) Represents the combined changes in shareholders' equity (deficit) of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

	2011	2010	2009
			(A)
Cash flows provided by (used in) operating activities
Net income (loss) Attributable to Ordinary Shareholders including pre-acquisition profit	$77,253,510	$32,966,865	$(18,505)

Adjustments to reconcile net income (loss) attributable to ordinary shareholders to net cash provided by (used in) operating activities

Amortization of intangible assets	5,058,204	843,061	-
Change in fair value of contingent consideration for the acquisition of King's Gaming	(6,248,361)	-	-
Depreciation	1,101	-	-
Change in assets and liabilities
Accounts Receivable	9,557,858	(6,446,270)	(1,316,137)
Markers Receivable	(119,933,203)	(120,140,393)	-
Advance to Owner pre-acquisition	-	1,547,668	24,957
Prepaid Expenses and Other Assets	(161,770)	(127,826)	2,103,006
Lines of Credit Payable	34,413,426	9,247,096	1,045,876
Accrued Expenses	5,339,744	5,658,314	2,029,884
Net cash provided by (used in) operating activities	5,280,509	(76,451,485)	3,869,081

Cash flows used in investing activities

Purchase of property and equipment	(27,956)	-	-
Cash paid for acquisition	-	(9,028,590)	-
Net cash used in investing activities	(27,956)	(9,028,590)	-

Cash flows (used in) provided by financing activities

Ordinary shares issued for cash	-	36,048,950	-
Cash dividends paid	(3,880,406)	-	-
Redemption of warrants for cash	-	(40,464)	-
Net distribution to prior owners of interest in pre-acquisition profit	-	-	(4,304,495)
Shareholder loans, net	1,574,644	62,549,192	-
Subscription receivable collected	-	-	1,282
Proceeds from merger	-	452,044	-
Net cash (used in) provided by financing activities	(2,305,762)	99,009,722	(4,303,213)

Net increase (decrease) in cash and cash equivalents	2,946,791	13,529,647	(434,132)

Effect of foreign currency translation on cash	(71,848)	(7,172)	(4,399)

Cash and cash equivalents at beginning of period	13,843,622	321,147	759,678

Cash and cash equivalents at end of period	$16,718,565	$13,843,622	$321,147

Non-cash Investing Activities
Estimated payable for King's acquisition	$-	$50,857,564	$-
Ordinary shares issued for acquisition	$-	$16,110,000	$-

Non-cash Financing Activities
Notes issued for shareholder loans	$60,000,000	$-	$-
Capital contributed by shareholders offset to Shareholder loans payable	$-	$1,507,929	$-

(A) Represents the combined statement of cash flows of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Note 1 – Organization and Business of Companies

 Asia Entertainment & Resources Ltd. (formerly CS China Acquisition Corp.) ("AERL" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”).

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries, (collectively “AGRL”) and Spring Fortune Investments Ltd (“Spring Fortune”) that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of AERL, as discussed in Note 9.  The operations of the AGRL's Promoter Companies are based in Macau, and are subject to Macau jurisdiction. The Company operates a gaming promotion business in VIP rooms located in hotels and casinos in Macau.

The acquisition has been accounted for as a “reverse merger” and recapitalization since the shareholder of AGRL (i) owns a majority of the outstanding ordinary shares of AERL, par value $0.0001 (the “Ordinary Shares”) immediately following the completion of the transaction, and (ii) has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity immediately following the completion of the transaction in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 805 "Business Combinations". Accordingly, AGRL is deemed the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and its VIP gaming promoters (sometimes referred to as “The Promoter Companies”) and are recorded at the historical cost basis of AGRL and the VIP gaming promoters. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL, its subsidiaries and the Promoter Companies subsequent to the acquisition.

AERL, its subsidiaries (including AGRL) and the VIP gaming promoters are collectively referred to as the "Group".

Upon the closing of the acquisition of AGRL by AERL, the Promoter Companies became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

On November 10, 2010, the Company entered into an agreement to acquire the right to 100% of the profit derived by King's Gaming Promotion Limited (“King's Gaming”) from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau as discussed in Note 10.

On May 15, 2011 the Company opened a new VIP gaming room at Galaxy Resort Macau located in Cotai, Macau.

On June 16, 2011, the Company closed the VIP gaming room at the MGM Grand Hotel and Casino in Macau.

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

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Management’s determination of the appropriate accounting method with respect to the AGRL variable interest entities is based on FASB ASC Topic 810, “Consolidation of Variable Interest Entities". AGRL consolidates the VIEs because the equity investors in the Promoter Companies do not have the characteristics of a controlling financial interest and AERL through AGRL is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

In accordance with FASB ASC Topic 810 "Consolidations", the operations of the Promoter Companies are consolidated with those of AERL for all periods subsequent to the closing of the acquisition of AGRL by AERL. Prior to the closing of the acquisitions, all revenue and expenses of the Promoter Companies has been attributed to the former beneficiaries of the VIEs and has been disclosed as the prior owners' interest in pre-acquisition profit and has reduced income available to the ordinary shareholders.

AGRL Business

The following are the 100% owned subsidiaries of AGRL, which have relationships with the Promoter Companies (effective February 2, 2010 and agreements subsequent to that date).

Macau Operations

Foxhill Group Limited (‘‘Foxhill’’) was incorporated in the British Virgin Islands on February 15, 2007. The main asset of Foxhill is the right to 100% of the profit derived by Iao Pou Gaming Promotion Limited (“Iao Pou”) from the promotion of the Iao Kun VIP Room at the MGM Grand Hotel and Casino in Macau, pursuant to the profit interest agreement between Foxhill and Iao Pou.  Effective June 16, 2011, Iao Pou closed the VIP gaming room at the MGM Grand Hotel and Casino in Macau, to allow the Group to focus its resources at its other three VIP gaming rooms.

Kasino Fortune Investments Limited (“Kasino Fortune”) was incorporated on February 16, 2007.  The main asset of Kasino Fortune is the right to 100% of the profit derived by Sang Heng Gaming Promotion Company Limited (“Sang Heng”) from the promotion of the Iao Kun VIP Room at the Star World Grand Hotel and Casino in Macau, pursuant to the profit interest agreement between Kasino Fortune and Sang Heng.  From May 15, 2011 to July 1, 2011, Sang Heng operated a second VIP gaming room at the new Galaxy Resort Macau, which was subsequently transferred to Sang Lung Gaming Promotion Company Limited ("Sang Lung") effective July 1, 2011.

Billion Boom International Limited ("Billion Boom") was incorporated on November 1, 2007.  The main asset of Billion Boom is the right to 100% of the profit derived by King's Gaming from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau, pursuant to the profit interest agreement between Billion Boom and King's Gaming.

Super Number Limited ("Super Number") was incorporated on April 11, 2011.  The main asset of Super Number is the right to 100% of the profit derived by Sang Lung from the promotion of the Iao Kun VIP Room at the Galaxy Macau Resort in Macau, pursuant to the profit interest agreement between Super Number and Sang Lung effective July 1, 2011.

During the year ended December 31, 2010, AGRL established AERL Company Limited (Macau) to perform certain executive management functions for the Promoter Companies.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Other Operations

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

On November 14, 2009, Link Bond International Limited (“Link Bond”),  entered into a profit interest agreement with Champion Lion Limited (“Champion Lion”) relating to 100% of the profit derived by Champion Lion from the promotion of the VIP gaming room at the Unicorn Hyatt Regency Casino in Jeju the Republic of Korea. However, management has delayed the proposed expansion in Jeju due to the continued strength of the Macau VIP gaming market, and currently intends to increase its operations in Macau.

Profit Interest Agreements

Each Promoter Company has entered into an agreement with the Casino Operators and license holders to promote a VIP gaming room in the respective casino.  These agreements provide that the Promoter Company receives a commission or share in the net win/loss of the VIP gaming room.  Current Macau laws do not allow non-Macau companies, such as AERL, to directly operate a gaming promotion business in Macau.  Consequently, the Promoter Company enters into a profit interest agreement with a subsidiary of AGRL, providing for the assignment to the AGRL subsidiary of 100% of the profits derived by the Promoter Company from its promotion of the VIP gaming room.  The manner of calculation of the profit is set out in an exhibit to the profit interest agreement.  The profit interest agreements do not have expiration dates and continue conterminously with the operation of the respective VIP gaming rooms.

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without AERL's consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement.

In connection with the profit interest agreements, Messrs Lam Man Pou (Mr. Lam) (Chairman and Director of AERL and principal stockholder of AERL) and Vong Hon Kun (Mr. Vong) (Chief Operating Officer and Director of AERL) have agreed to make loans to AGRL for use by AGRL for working capital and to make loans to AGRL’s VIP gaming promoters of not less than $45,000,000. Prior to amendments made on April 18, 2011 (see Note 8), the funding commitment terminated at the end of the fiscal quarter that AGRL’s working capital was not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  Messrs. Lam and Vong will also guarantee to AGRL the repayment of the loans made by AGRL to the VIP gaming promoters.  As amended on April 18, 2011 $60,000,000 of the loans owing to Messrs. Lam and Vong were converted into two $30,000,000 interest-free notes ($60,000,000 in the aggregate), expiring in April 2014, which are convertible into ordinary shares at a price of $20 per share at the option of the holder and callable at the Company's option at $20 per share if the closing price of its ordinary shares for any ten consecutive trading days exceeds $25 (see Note 8).

VIP Gaming Promoter Agreements

Sang Heng’s Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered into between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on November 1, 2009. The agreement must be renewed annually.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

King’s Gaming’s Gaming Representative (VIP Room Promoter) Agreement was entered into in  July 2008 between Venetian Macau S.A. and King's Gaming which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September 2009, both parties agreed that King's Gaming should be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on November 1, 2009. The agreement automatically renews annually.

Sang Lung’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 24, 2011 entered into between Galaxy Casino, S.A., and Sang Lung allowed for Sang Lung to be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on July 1, 2011. The agreement is expected to be renewed annually.

Iao Pou’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 22, 2009 entered into between MGM Grand Hotel and Casino in Macau and Iao Pou allows for the sharing of profits as a Gaming Promoter of Iao Kun VIP Room in the MGM Grand Hotel and Casino in Macau for the period from June 22, 2009 to March 31, 2010. A new agreement was entered into on November 9, 2009 and was automatically renewed on January 1 for a one year period.  The Group closed the Iao Kun VIP Room on June 16, 2011 to focus its resources at its three other VIP gaming rooms and the Agreement was terminated.

Spring’s (as defined under “Operations of Promoter Companies” below) Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered between Galaxy Casino, S.A., and Spring allowed for the sharing of profits as a gaming representative of Spring VIP Room in Grand Waldo Hotel and Casino for the period from August 9, 2007 to December 31, 2008. The agreement was renewed on March 29, 2009 for the period from January 1, 2009 to December 31, 2009.  The agreement was terminated effective May 30, 2009, when the Spring VIP Room was closed.

Doowell’s Gaming Promotion (VIP Room Promoter) Agreement dated as of January 18, 2008 entered between Gillmann Investments Asia, Ltd (“GIA”) and Doowell allows for the sharing of profits as a gaming promoter of a VIP gaming room in the Nam Seoul Plaza Hotel and Casino (now called T.H.E. Hotel and Casino) located on Jeju. The Doowell Agreement no longer in effect and Doowell is inactive.

Operations of Promoter Companies

VIP gaming rooms are well appointed suites generally located within a large casino and serve the purpose of providing luxury accommodations and privacy exclusively for the high-tier gaming patrons.

The following is a summary of the VIP gaming promoters and their predecessors:

Macau Promoter Companies

Sang Heng was a sole proprietorship, owned by Mr. Lam.  The operations of Sang Heng VIP Room were to promote a VIP gaming room at the Grand Waldo Hotel and Casino located on the Cotai in Macau. Sang Heng VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on May 22, 2006.  It operated until August 8, 2007, at which point the operations were transferred to Sang Heng, which continued to promote the Sang Heng VIP Room. In December 2007, Sang Heng relocated the operations of the VIP gaming room at the Grand Waldo Hotel and Casino to the Iao Kun VIP Room at the Star World Hotel and Casino, located in downtown Macau.

Spring VIP Room was a sole proprietorship, owned by Mr. Lam.  The operations of Spring VIP Room were to promote a VIP gaming room at the Grand Waldo Hotel and Casino located on the Cotai in Macau. Spring VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on May 25, 2006. It operated until August 8, 2007, at which point the operations were transferred to Spring Gaming Promotion Company Limited (“Spring”), which continued to promote the Spring VIP Room until May 30, 2009. In June 2009, the operations of the Spring VIP Room at the Grand Waldo and Casino were relocated to the Iao Kun VIP Room at the MGM Grand Hotel and Casino, located in downtown Macau.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

At the request of Galaxy S.A., the primary concessionaire for Star World Hotel and Casino, Mr. Lam and Mr. Zheng Anting (former Operating Officer and shareholder of the Company) incorporated Iao Pou in Macau SAR, with Mr. Zheng as the major shareholder and promotion license holder, to promote the MGM Grand Hotel and Casino Iao Kun VIP Room located in downtown Macau. Iao Pou is licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room. The Group closed the Iao Kun VIP Room on June 16, 2011 to focus its resources at its three other VIP gaming rooms.

King’s Gaming was incorporated in Macau on April 15, 2008, owned by Mr. Mok Chi Hung ("Mr. Mok") and Mr. Wong Hon Meng ("Mr. Wong"), who collectively own 100% of the equity interests of King's Gaming. Mr. Wong is the brother of Mr. Vong. Mr. Wong owns 4% of the equity interests of King's Gaming.  The operations of King’s Gaming are to promote the Wenzhou VIP Room at the Venetian Hotel and Casino located on the Cotai in Macau. King's Gaming was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation in September 2008.

Sang Lung was incorporated in Macau on March 28, 2011, owned by Mr. Lam and Mr. Vong, who collectively own 100% of the equity interests of Sang Lung.  The operations of Sang Lung are to promote the Iao Kun VIP Room at the Galaxy Macau Resort located on the Cotai in Macau. Sang Lung was licensed on June 3, 2011 by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on July 1, 2011. Prior to July 1, 2011 the VIP gaming room was promoted by Sang Heng.

Other Promoter Companies

Doowell is a British Virgin Islands limited company incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004), owned by Mr. Lam. Doowell promoted the Iao Kun VIP Room at T.H.E. Hotel and Casino (formerly Nam Seoul Plaza Hotel and Casino), a luxury hotel located in Jeju. T.H.E. Hotel and Casino had a trial opening in May 2008.  Doowell had limited activity during 2009 and no activity during 2010 and 2011. The Company is delaying its proposed expansion in Jeju because the continued strength of the Macau VIP gaming market makes it desirable to continue to increase its efforts there. Also, the favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju. Management is evaluating the continuation of operations.

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

 Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation and Combination

The operations of the Promoter Companies are consolidated with those of AGRL and its wholly owned subsidiaries and AERL as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010, and 2009 and intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end of the Company is December 31.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Use of Estimates

The preparation of the consolidated/combined financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price due for the King's Gaming acquisition in these consolidated financial statements. Actual results could vary from those estimates.

Revenue Recognition

Revenue from VIP gaming room operations is recorded monthly based upon the Promoter Companies’ share of the net gaming wins or as a percentage of non-negotiable chips wagered in VIP gaming rooms. The amounts due to the Promoter Companies are calculated and reported by the Casino Operators on a monthly basis, usually within two days of the month end.

In accordance with long standing industry practice in Macau, the Promoter Companies’ operations in Grand Waldo Hotel and Casino, Star World Hotel and Casino and MGM Grand Hotel and Casino had similar win and loss sharing arrangements. Under these arrangements, Sang Heng, Spring and Iao Pou shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Promoter Companies. Typically, wins and losses are allocated as 40.25% to 45% of net gaming wins on a pre-gaming tax basis. The Promoter Company may or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

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

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of rolling chip volumes regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.  The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters and Casino Operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of rolling chip turnover.  Management had requested that the MGM Grand Hotel and Casino revise the Iao Pou Agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of rolling chip turnover.  MGM Grand Hotel and Casino declined the request to allow for fixed commissions.  The Company closed its VIP Room in the MGM Hotel and Casino on June 16, 2011.  The Sang Lung and King’s Gaming arrangements are also based on 1.25% of the rolling chip turnover.  Management believes that this change in the revenue structure will reduce the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses.  The fixed commission revenues will be based only on the amount of rolling chip turnover, rather than the win/loss of the gaming operations.  Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $19,931,385,000, $10,423,462,000, and $5,192,657,000 during the years ended December 31, 2011, 2010, and 2009 respectively.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

VIP Gaming Room Cage and Marker Accounting

As of December 31, 2009 and through the period prior to the reverse merger on February 2, 2010, the Promoter Companies did not extend credit to junket agents.  Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies.  Subsequent to the acquisition of AGRL by AERL (see Note 9), the operations and extension of credit by the cage became controlled by the Group through the Promoter Companies and Messrs. Lam and Vong assigned the assets of the cage to AERL and its subsidiaries as a loan in the amount of $20,220,000 to enable AERL and its subsidiaries to extend credit to the VIP gaming promoters and not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. At December 31, 2011 and December 31, 2010, the loan amounted to $62,641,619 and $61,066,220, respectively.  On April 18, 2011, $60,000,000 of the loans owing to Messrs. Lam and Vong were converted into two $30,000,000 interest-free notes ($60,000,000 in the aggregate), expiring in April 2014, which are convertible into ordinary shares at a price of $20 per share at the option of the holder and callable at the Company's option at $20 per share if the closing price of its ordinary shares for any ten consecutive trading days exceeds $25 (see Note 8).

In the VIP gaming rooms, junket agents primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commissions.  The wager of the non-negotiable chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

The law in Macau permits VIP gaming promoters to extend credit to junket agents, who act as patron representatives.

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

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group regularly evaluates the reserve for bad debts based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition, Messrs. Lam and Vong guaranteed all markers receivable; therefore, as of December 31, 2011 and December 31, 2010, management believes that a reserve for bad debts is not deemed necessary. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. In addition, Mr. Mok has guaranteed the collection of all markers attributable to Mr. Mok and his network of junket agents and collaborators at both King’s Gaming existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Fair Value of Financial Instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, line of credit  payable, accrued expenses, payable-King’s Gaming acquisition, and loan payable to shareholders, the carrying values of these financial instruments, other than long-term loan payable to shareholders and payable-King’s Gaming acquisition approximate their fair value due to their short maturities.  The carrying value of long-term loan payable to shareholders approximates their fair value since they guarantee the markers receivable.  The payable-King’s Gaming acquisition was initially recognized for the fair value of the acquisition contingent consideration and is adjusted to the fair value at each subsequent reporting date (see Note 10).

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, non-negotiable chips and short-term investments with original maturities of less than 90 days. Such investments are carried at cost, which approximates their fair value. Cash equivalents are placed with high credit quality financial institutions.

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

Earnings Per Share

The calculations of earnings per share are computed as follows for the years ended December 31,:

	2011	2010	2009
Numerator:
Net income (loss) attributed to ordinary shareholders for basic and diluted earnings per share	$77,253,510	$32,966,865	$(18,505)
Denominator:
Denominator for basic earnings per share
– Weighted-average Ordinary Shares outstanding during the year	37,371,426	14,177,408	10,350,000
Effect of dilutive securities:
– Weighted average Contingent Ordinary Shares to be Issued for Earnings Incentives	913,194	3,012,500	—
– Weighted average Unit Purchase Option	406,484	381,291	—
– Weighted-average Director shares issuable	82	56	—
Denominator for diluted earnings per share	38,691,186	17,571,255	10,350,000

Basic earnings per share	$2.07	$2.33	$—
Diluted earnings per share	$2.00	$1.88	$—

During the fourth quarter of 2010, the contingent Ordinary Shares of 12,050,000 for the AGRL 2010 earnings incentive were earned and have been included in the basic and diluted earnings per share based on the weighted average shares for the year ended December 31, 2011 and have been included in the dilutive earnings per share based on the weighted average shares since the 4th quarter of 2010.

During the fourth quarter of 2011, contingent Ordinary Shares of 2,573,000 and 530,000 for the AGRL 2011 earnings incentive were earned  and have been included in the basic and diluted earnings per share based on the weighted average shares for the 4th quarter of 2011.

During the fourth quarter of 2011, contingent Ordinary Shares of 500,000 and 20,000 for the King’s Gaming 2011 earnings incentive were earned  and have been included in the basic and diluted earnings per share based on the weighted average shares for the 4th quarter of 2011.

4,210,000 Ordinary Shares were to be issued within 30 days of the Company filing its Form 20-F for 2010 (filed on May 6, 2011) and have been included in the basic and diluted earnings per share based on the weighted average shares for the year ended December 31, 2011.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

The Company agreed that a portion of the Directors fees be paid in Ordinary Shares which had not been issued pending shareholder approval of its Incentive Plan. The shares are to be issued in January of each year.  A total of 18,796 and 31,604 shares will be issued in 2012 to satisfy this liability and have been included in the basic and diluted earnings per share based on the weighted average shares for the years ended December 31, 2010 and 2011.  A liability of approximately $346,000 and $150,000 is included in accrued expenses at December 31, 2011 and 2010, respectively.

The Company has 1,440,000 dilutive potential Ordinary Shares related to the Underwriter Unit Purchase Option (UPO). The UPO expires in 2013.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets ranging from two to five years, which do not exceed the lease term for leasehold improvements, if applicable.

Goodwill and Other Intangible Assets

The Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. Management performs impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

The following are the useful lives of the respective intangible assets:

Bad Debt Guarantee	5.5 years	Based upon six months after the expiration of the employment agreement

Non-Compete agreement	12.2 years	Based upon the termination date of the casino's license

Profit interest agreement	12.2 years	Based upon the termination date of the casino's license

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

Impairment of Long-lived Assets

The Company evaluates when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, an impairment loss would be recorded. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition. No impairment has been recognized.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the year ended December 31, 2011, the Group incurred advertising expenses of $100,196. The Group did not incur advertising or marketing expenses during the years ended December 31, 2010 and 2009.

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employee, directors and consultant (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.  As of December 31, 2011 and 2010, the Company has reserved 31,604 and 18,796 Ordinary Shares for issuance to the Company's directors and key management employees.

In December 2011, shareholders approved the 2011 Omnibus Securities and Incentive Plan (the “Plan”). The purpose of the plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors of, and nonemployee consultants to, the Company and its Affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares, as may be best suited to the circumstances of the particular Employee, Director or Consultant. To date no shares have been issued.

Foreign Currency

The functional and reporting currency of AERL is in the United States dollar ("US $", "$", “Reporting Currency”).  AGRL’s and the Promoter Companies' functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing at the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the consolidated financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders' equity.

	December 31, 2011	December 31, 2010	December 31, 2009
Period end HK$:US$ exchange rate	$7.78	$7.77	$7.75
Average annual HK$:US$ exchange rate	$7.78	$7.77	$7.75

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Comprehensive Income

The Group follows standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated comprehensive income, as presented on the accompanying consolidated statements of changes in equity, was cumulative foreign currency translation adjustment.

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

Income Taxes

Sang Heng, King's Gaming, Spring, Iao Pou and Sang Lung are not subject to Macau Complimentary tax, because, pursuant to the VIP gaming promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau SAR paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

As VIP gaming promoters, Sang Heng, King's Gaming, Spring, Iao Pou and Sang Lung are subject to a tax on the amount of non-negotiable chips wagered by gaming patrons in the VIP gaming rooms (“rolling chip turnover”), which is referred to as a “rolling tax”.  The rolling tax is deducted and paid by the Casino Operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room and the rolling tax is deducted as a cost of revenues.

Doowell and Champion Lion are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes. Doowell and Champion Lion are not subject to Korean Income tax because all promotion services are performed outside Korea. No provision for Korean Income tax has been made.

AGRL is not subject to Hong Kong profits tax because all operations are performed outside Hong Kong and Hong Kong adopts a territorial tax regime under which only Hong Kong sourced income is subject to the profit tax.

All subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes.

The Company is not incorporated nor does it engage in any trade or business in the United States and is not subject to United States federal income taxes.  The Company did not derive any significant amount of income subject to such taxes after completion of the Share Exchange and accordingly, no relevant tax provision is made in the consolidated statements of operations.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

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

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2011 and 2010, there were no amounts that had been accrued with respect to uncertain tax positions.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, (“ASU 2011-08”), which amends current guidance to allow a company to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The amendment also improves previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.   Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Group does not expect that the adoption of ASU 2011-08 will have a material impact on our consolidated financial statements.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Note 3 — Accounts Receivable, Net

Accounts receivable consisted of the following:

	December 31,	December 31,
	2011	2010

Gaming revenues receivable	$1,240,142	$10,802,582

As of December 31, 2011, accounts receivable were due from three Casino Operators.  The accounts receivable from the three casinos at December 31, 2011 were 76%, 20% and 3% of total receivables.  As of December 31, 2010, accounts receivable were due from three Casino Operators.  The accounts receivable from the three casinos at December 31, 2010 were 63%, 19% and 18% of total receivables.

Prior to December 31, 2011, the Promoter Companies received advanced payments totaling $19,791,801, all of which was earned during December 2011.

Note 4 — Intangible Assets

Intangible assets as of December 31, 2011 and 2010 consist of the following:

	Balance at				Foreign	Balance at
	January 1,		Amortization	Impairment	Currency	December 31,
	2011	Additions	Expense	Charge	Translation	2011
Amortized intangible assets:

Bad Debt Guarantee	$451,991	$-	$(84,781)	$-	$(521)	$366,689
Non-Compete Agreement	781,450	-	(65,146)	-	(886)	715,418
Profit Interest Agreement	58,876,866	-	(4,908,277)	-	(66,759)	53,901,830

Total amortized intangible assets	$60,110,307	$-	$(5,058,204)	$-	$(68,166)	$54,983,937

Unamortized intangible assets:

Goodwill	$15,008,424	$-	$-	$-	$(16,415)	$14,992,009

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	Balance at				Foreign	Balance at
	January 1,		Amortization	Impairment	Currency	December 31,
	2010	Additions	Expense	Charge	Translation	2010
Amortized intangible assets:

Bad Debt Guarantee	$-	$466,116	$(14,131)	$-	$6	$451,991
Non-Compete Agreement	-	792,304	(10,858)	-	4	781,450
Profit Interest Agreement	-	59,694,600	(818,072)	-	338	58,876,866

Total amortized intangible assets	$-	$60,953,020	$(843,061)	$-	$348	$60,110,307

Unamortized intangible assets:

Goodwill	$-	$15,008,424	$-	$-	$-	$15,008,424

Estimated amortization expense of intangibles for the years ending December 31, 2012 through 2016 and thereafter is as follows:

2012	$5,056,275
2013	5,056,275
2014	5,056,275
2015	5,056,275
2016	4,999,776
Thereafter	29,759,061
$54,983,937

Note 5 — Property and Equipment

Property and equipment consisted of the following at December 31:

	2011	2010
Office Equipment	$1,502	$-
Furniture and Fixtures	4,400	-
Leasehold Improvements	22,054	-
	27,956	-
Less: Accumulated Depreciation	(1,101)	-
	$26,855	$-

Depreciation expense was $1,101 for year ended December 31, 2011. There was no depreciation expense in prior years.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Note 6 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	December 31,	December 31,
	2011	2010

Due to Casino Operators (A)	$35,989,109	$11,840,640
Due to Others (B)	10,281,454	-
	$46,270,563	$11,840,640

A-Due to Casino Operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung and King's Gaming and are interest free and renewable monthly, secured by personal guarantees of Messrs. Lam and Vong.

The Casino Operators have extended lines of credit totaling approximately $55,263,000 as of December 31, 2011.  The lines of credit may be exceeded from time to time at the discretion of the Casino Operators.  The lines of credit are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.  Prior to the acquisition of AGRL by AERL, it was the Promoter Companies’ policy not to extend credit to patrons or gaming agents, and as a result, this line of credit was extended to Messrs. Lam and Vong by Sang Heng as an advance and was used by Messrs. Lam and Vong as additional chips to the VIP gaming room cage.  During the period subsequent to the acquisition of AGRL by AERL, all prior advances to Messrs. Lam and Vong were repaid to the Promoter Companies.

B- Due to Others is a temporary advance from a third party. The amount is unsecured and interest free and was repaid on January 1, 2012.

Note 7 — Accrued Expenses

Accrued Expenses consist of the following:

	December 31,	December 31,
	2011	2010

Commission payable-Junket Agents	$14,545,733	$9,802,113
Management fee payable-related party (Note 12)	462,665	385,977
Management and Directors' compensation	720,131	286,286
Others	428,910	340,759

	$16,157,439	$10,815,135

Note 8 — Loans Payable, Shareholders

On February 2, 2010, AGRL entered in to an agreement with Messrs. Lam and Vong to provide funding for working capital and to advance funds to the Promoter Companies.  Pursuant to the agreement the loans will be in an amount not less than $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by AERL), not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  If at any time the balance exceeds the minimum requirement, Messrs. Lam and Vong may request repayment for the excess amount. As of December 31, 2011 and December 31, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $62,641,619 and $61,066,220, respectively.  Messrs. Lam and Vong also guarantee to AGRL the repayment of the loans made by AGRL to the Promoter Companies.  Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL's election, be offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

On April 18, 2011, the terms of the loan agreement were amended and the loan amount totaling $60,000,000 ($30,000,000 each to Messrs. Lam and Vong) was fixed, non-interest bearing and due on April 18, 2014.  Therefore, this portion of the loan amount as of December 31, 2011 has been classified as a long term liability.  In conjunction with the loan amendment, the loans are convertible at the option of the lenders at a rate of $20 per Ordinary Share or an aggregate of 3,000,000 Ordinary Shares.  Additionally, should the closing price of the Ordinary Shares as reported by the Nasdaq Stock Market for any ten (10) consecutive Trading Days following the date of amendment equals or exceeds $25, the Company shall have the right to convert all of the loans at a rate of $20 per Ordinary Shares, or an aggregate of 3,000,000 Ordinary Shares.

Note 9 — Acquisition of AGRL

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with AGRL and Spring Fortune that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of AERL.

The amendment dated April 18, 2011 increased the amount of the incentive targets from $49,500,000 to $65,000,000 for the year ended December 31, 2011 and from $58,000,000 to $78,000,000 for the year ended December 31, 2012 to receive 2,573,000 incentive shares for each year.  Additionally, the additional incentive target to earn 530,000 Ordinary Shares in 2011 and 2012 was increased from $75,000,000 to $78,000,000 and from $82,500,000 to $94,000,000, respectively.

Additionally, on April 18, 2011, members of management who are also designees of Spring Fortune with respect to ordinary shares issued in connection with the acquisition of AGRL, and were designees of the ordinary shares issued to Spring Fortune upon the filing of the Company's Annual Report on Form 20-F for 2010, entered into lock-up agreements pursuant to which such members of management would be restricted from transferring ordinary shares of the Company. 20% of such shares are released from lock-up each year beginning one year after the execution of the agreement. The following persons and entities had entered into lock-up agreements: Mr. Lam with respect to 2,940,000 ordinary shares, Mr. Vong with respect to 3,940,000 ordinary shares; Legend Global International Limited (whose ordinary shares are deemed to be beneficially owned by Leong Siak Hung, chief executive officer and director) with respect to 16,000 ordinary shares; and Lam Chou In with respect to 2,860,000 ordinary shares. This is an aggregate of 9,756,000 ordinary shares, or 60% of the 16,260,000 ordinary shares issued subsequent to the filing of the Group's Annual Report on Form 20-F for 2010.

The acquisition of AGRL by AERL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of  a majority of the outstanding Ordinary Shares of AERL immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. AERL’s assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition.  For periods after the consummation of the acquisition, the assets and liabilities and the historical operations that are reflected in the consolidated financial statements are those of AGRL and the Promoter Companies and are recorded at their historical cost basis.

Upon closing, AERL acquired all the outstanding capital stock of AGRL from Spring Fortune for a total consideration of 10,350,000 Ordinary Shares of AERL issued to Spring Fortune and its designees and an additional 4,210,000 Ordinary Shares issued upon the filing of AERL’s annual report on Form 20-F for the 2010 fiscal year.  In addition, Spring Fortune is entitled to receive additional Ordinary Shares of AERL stock for each of the years 2011 and 2012 in which AGRL, through the Promoter Companies, meets or exceeds the following net after tax income targets specified for such year in the Agreement (the “Incentive Targets”) as amended:

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Year	Incentive Target		Incentive Shares
2011	$	65,000,000 and above	2,573,000
2012	$	78,000,000 and above	2,573,000

As of December 31, 2011 the maximum number of incentive shares that Spring Fortune may receive for achieving Incentive Targets is 17,196,000 (including 12,050,000 earned in 2010). Also, for each of the years 2011 and 2012, AERL will issue an additional 530,000 Ordinary Shares if AGRL has adjusted net income equal to, or greater than, $78 million, and $94 million, respectively, which would amount to an additional 1,060,000 Ordinary Shares to Spring Fortune if all of such targets are achieved.  However, if for any fiscal year through the fiscal year ending December 31, 2012, (i) at the end of any fiscal quarter during such fiscal year, AGRL does not have at least $10,000,000 in cash and cash equivalents (including redeemable chips and receivables from casinos with respect to operations during such fiscal quarter that are received within five (5) days after the end of such fiscal quarter) and (ii) based on the audited financial statements for such fiscal year, positive cash flow from operations, as determined in accordance with U.S. GAAP, Spring Fortune shall not be entitled to receive one-half of the incentive shares it would otherwise be entitled to receive with respect to such fiscal year.  Total incentive shares and additional earnout shares potentially issuable pursuant to the above targets are 18,256,000 (including 12,050,000 earned in 2010).

AGRL achieved the performance target for the year ended December 31, 2010 of net after tax income in excess of $41,800,000 as calculated under US GAAP, pursuant to the Agreement, and 12,050,000 ordinary shares were issued subsequent to the filing of the 2010 annual report on Form 20-F.

AGRL achieved the performance target for the year ended December 31, 2011 of $65,000,000 to earn 2,573,000 Ordinary Shares and the additional incentive target of $78,000,000 to earn 530,000 Ordinary Shares in 2011 pursuant to the Agreement. The shares will be issued subsequent to the filing of the 2011 annual report on Form 20-F.

Additionally, the Company issued 4,210,000 shares as a result of the filing of Form 20-F for the fiscal year ended December 31, 2010 in May of 2011.  The shares are considered to be issued as part of the merger and therefore have been treated as issued for no additional cost or compensation.  The issuance is treated as an increase to Ordinary Shares and a decrease to Retained Earnings of $1,626 to reflect the par value of the Ordinary Shares.  The Company considered indicators to determine if the contingent payments as a result of the reverse merger between AGRL and AERL constituted a form of additional compensation to/or profit sharing with the sellers and concluded they are not to be treated as additional compensation or profit sharing.

Note 10—Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Purchase Agreement”) with Mr. Mok  and Mr. Wong (together, the “Seller”), to acquire the right to 100% of the profit derived by King’s Gaming, effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to US$36,000,000, of which US$9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”) issued at the closing. The balance of US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming   (and shall be the sole property of the Company until paid to the Seller in accordance with the terms of the Purchase Agreement) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

For purposes of the Purchase Agreement, “Gross Profit” means 1.25% of the rolling chip turnover (which means the amount of non-redeemable chips that the Seller’s network of agents purchase from King’s Gaming and the Company’s VIP gaming rooms) attributable to the Seller’s network of gaming agents and collaborators at both King’s Gaming existing VIP gaming room and the Company’s existing and future VIP gaming rooms, after deducting commissions and fees paid to the Seller’s network of gaming agents and collaborators and a fixed management fee of $77,500 per month unless otherwise agreed by the parties.  Revenues from VIP gaming rooms not employing a flat percentage of rolling chip turnover may not account for more than 30% of the rolling chip turnover and to the extent that revenues from such VIP gaming rooms account for more than 30% of the rolling chip turnover, such excess amount shall not be deemed Gross Profit for purposes of the Purchase Agreement.

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

The Earnout Shares, Incentive Shares and Additional Incentive Shares shall be released and issued to the Seller as follows:

	Gross Profit Target
Year	For Earnout/Incentive Shares	Earnout/Incentive Shares	Additional Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

*- For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

For the year ended December 31, 2011, Incentive Shares of 500,000 were earned since King’s Gaming met it’s 2011 Gross Profit Target exceeding $6,150,000 and earned additional incentive shares of 20,000 by exceeding it’s Gross Profit Target by over $2,000,000.

Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the Purchase Agreement, including, but not limited to any bad debts the Seller network of agents may have incurred or may incur in the future.

As of December 31, 2010, the total estimated purchase price of $75,973,890 consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000, and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the year ended December 31, 2011, the Company recognized gains of $6,248,361 due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's ordinary shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of December 31, 2010	$50,857,564

Change in Fair Value of Contingent Consideration	(6,248,361)

Foreign Currency Translation Adjustment	(58,618)

Contingent Consideration as of December 31, 2011	$44,550,585

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP room and its location at the Venetian Resort and Casino on the Cotai strip in Macau. Additional factors include the synergies between the operations of King's Gaming and the operations of Sang Heng and Sang Lung, including the expanded network of agents and the ability to offer higher tier patrons the opportunity to play at either a high end luxury Cotai strip location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of King's Gaming:

Years Ended December 31,	Total Contingent Consideration

2012*	$12,057,600
2013	12,144,039
2014	12,263,442
2015	993,960
2016	1,115,690
Thereafter	5,975,854
$44,550,585

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

*-contingent consideration totaling $12,057,600 earned in 2011, but not payable until the completion of the 2011 annual audit.

The operations of King’s Gaming acquired assets have been included in the results of operations of the Company from November 1, 2010 the date for such inclusion per the acquisition agreement dated November 10, 2010. The acquisition has been accounted for using the acquisition method of accounting and accordingly, the aggregate consideration has been allocated based on estimated fair values as of the acquisition date.

Management determined that the acquisition of the operations of King’s from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau would allow the Company to rapidly expand its operations to the Cotai area of Macau and appeal to a wider number of gaming patrons. Prior to the acquisition, the Company's operations were only located in downtown Macau. Additionally, the acquisition of King's brought an additional network of agents and collaborators that may increase revenues at the Company's other VIP rooms.

The following is a summary of revenues, expenses and net income of King’s since the effective acquisition date (November 1, 2010) included in the consolidated results of operations for the Company during the year ended December 31, 2010:

Revenues	$4,641,331
Expenses	3,240,158
Net Income Attributable To King’s	$1,401,173

Transaction costs for the acquisition of King's Gaming charged to operations in 2010 were $241,730.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

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

Note 11 — Shareholders’ Equity

Ordinary Shares

AERL is authorized to issue 200,000,000 Ordinary Shares, par value $.0001.  As of December 31, 2011, 2010, and 2009, 38,804,064, 22,544,064, and 10,350,000 Ordinary Shares are outstanding, respectively.  The Company issued 12,050,000 and 4,210,000 ordinary shares related to achieving earnings targets in 2010 following the filing of Form 20-F during the second quarter of 2011.  Ordinary shares totaling 31,604 and 18,796 issuable for 2011 and 2010 director and key management compensation have not yet been issued.  The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

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

Directors Compensation

All of the Company directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the years ended December 31, 2011, 2010 and 2009 were $508,000, $477,000 and $0, respectively.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Warrants

As of December 31, 2011 and 2010, there are no warrants outstanding from AERL's initial public offering ("IPO"), with the exception of the warrants issuable upon the exercise of the underwriter unit purchase option described below. The AERL IPO originally sold a unit which consisted of one Ordinary Share and a warrant which entitled the holder to purchase two Ordinary Shares at $5.00 per share. Prior to the redemption described below, each warrant entitled the registered holder to purchase one Ordinary Share at a price of $5.00 per share, subject to adjustment. The warrants became exercisable upon the completion of AERL's acquisition of AGRL.  However, no warrant (other than the warrants sold to certain of AERL’s founders simultaneously with AERL’s IPO, or the “Founders’ Warrants”) was exercisable and AERL was not be obligated to issue Ordinary Shares unless, at the time a holder exercised such warrant, a prospectus relating to the Ordinary Shares issuable upon exercise of the warrant is current and the Ordinary Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. A prospectus relating to the Ordinary Shares issuable upon exercise of the warrants was declared effective on May 28, 2010. The Founders’ Warrants were exercisable for unregistered Ordinary Shares even if a prospectus relating to the Ordinary Shares issuable upon such exercise is not current.

In connection with its IPO, AERL also issued a Unit Purchase Option, for $100, to EarlyBird Capital (the underwriter) (and its designees) to purchase 480,000 units at an exercise price of $6.60 per unit. The units issuable upon exercise of this option are identical to the units sold in AERL's IPO. The Unit Purchase Option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the Unit Purchase Option (the difference between the exercise prices of the Unit Purchase Option and the underlying Warrants and the market price of the Units and underlying Ordinary Shares) to exercise the Unit Purchase Option without the payment of any cash. The Company has no obligation to net cash settle the exercise of the Unit Purchase Option or the Warrants underlying the Unit Purchase Option. The holder of the Unit Purchase Option will not be entitled to exercise the Unit Purchase Option or the Warrants underlying the Unit Purchase Option unless a registration statement covering the securities underlying the Unit Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit Purchase Option or underlying Warrants, the Unit Purchase Option or Warrants, as applicable, will expire worthless.  The Unit Purchase Option expires in 2013.

On June 28, 2010, AERL sent a notice (the “Notice”) to all record holders of the ordinary share purchase warrants of the Company that, pursuant to the Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, the warrants would be redeemed for cash at the redemption price of $0.01 per warrant (the “Redemption Price”) on October 28, 2010 (the “Redemption Date”) if not exercised by that date.  Management did not exercise its option to require the holders of the warrants to exercise warrants on a “cashless basis.” Accordingly, after 5:00 p.m. New York time on the Redemption Date, the warrants not exercised are no longer exercisable for Ordinary Shares of the Company and the holders of 4,046,439 warrants received the Redemption Price totaling $40,464.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	Warrants Outstanding (A)	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life
Outstanding December 31, 2009	16,088,000	—	$5.05	3.5 years
Granted	—		—
Redeemed	(4,046,439)		5.00
Exercised	(10,601,561)		5.00
Outstanding December 31, 2010	1,440,000	1,440,000	$5.64	2.5 years
Granted	—		—
Redeemed	—		—
Exercised	—		—
Outstanding December 31, 2011	1,440,000	1,440,000	$5.64	1.5 years

(A)	Includes shares and warrants issuable under the Underwriter Unit Purchase Option of 1,440,000.

During the year ended December 31, 2010, 7,095,790 warrants were exercised for the purchase of 7,095,790 Ordinary Shares for a purchase price of $5.00 per share or an aggregate purchase price of $35,478,950 which are used for working capital for the Company.  Additionally, 3,505,771 "founder warrants" were exercised on a cashless basis for 1,343,050 Ordinary Shares.

Share Repurchase Program

During June 2011, the Board of Directors authorized the establishment of a share repurchase program for the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. In order to comply with the Company's insider trading policy, the program began after the release of the Company’s financial results for the six-month period ended June 30, 2011 and will expire on June 30, 2012. Purchases pursuant to the program may be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price and other factors. The repurchase program may be modified, suspended or discontinued at any time.  As of the date of this report, no shares have been repurchased.

Dividend

During June 2011,  the Board of Directors has authorized a regular semi-annual cash dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s annual financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed fiscal year less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend.

The record date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end. The payment date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 10 days after the record date. The first dividend was paid on September 2, 2011, totaling $3,880,406. The Company estimates that an additional dividend will be declared and paid in 2012 amounting to $7,529,000.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at December 31, 2011 and 2010.

Note 12 — Commitments and Contingencies

Management Agreements

Day-to-day management and operation of the VIP gaming rooms is contracted by the Promoter Companies to Pak Si Management and Consultancy Limited of Macau (“Pak Si”) a related party management company that is responsible for hiring and managing all staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Company and its chief operating officer.

Sang Heng and Iao Pou, have initially entered into one year agreements to provide such services with Pak Si, pursuant to which each of them paid Pak Si $155,000 per month, and King's Gaming paid approximately $77,500 per month for the VIP room at the Venetian-Resort-Hotel, from which Pak Si is responsible to pay all salaries, benefits and other expenses of operation.

Beginning in March 2011, the monthly payments were revised for Sang Heng, Iao Pou and King's, to $180,000, $103,000 and $103,000, respectively.  Beginning on May 15, 2011, Sang Heng entered into an additional management agreement with Pak Si for the management of the Iao Kun VIP gaming room located in the Galaxy Resort Macau for $180,000 per month, which was then transferred to Sang Lung.

Total expenses for Pak Si's services were $5,305,258, $3,732,650, and $2,200,890 during the years ended December 31, 2011, 2010, and 2009, respectively.  Amounts due to Pak Si as of December 31, 2011 and 2010 were $462,665 and $385,977, respectively and have been recorded in accrued expenses.

Employment Agreements

AGRL has entered into employment agreements with five executive officers: Mr. Lam (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Mr. Vong (Director), and Lam Chou In (Operating Officer) that became effective upon the closing of the acquisition of AGRL.  In addition, upon the closing of the acquisition of King’s Gaming, AERL has entered into two additional employments contracts with Mr. Mok and Mr. Wong. In February 2012 the Board amended the employment contracts effective January 1, 2012 for certain officers of the Company to increase the annual salary.

Annual minimum compensation for the terms of the employment agreements, as amended, is as follows:

2012	$951,548
2013	534,507
2014	496,594
2015	164,762
Total	$2,147,411

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

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Total compensation charged to operations during the years ended December 31, 2011, 2010, and 2009 related to these employment contracts were $775,200, $690,200, and $0, respectively.

Office Lease

The Company has office leases in Hong Kong and Macau for executive offices which expire in September and April , 2013 respectively.  Minimum future lease payments are $63,446 and $35,215, during the years ended December 31, 2012 and 2013 respectively. Rent expense was $38,976 and $0 for the years ended December 31, 2011 and 2010 respectively.

Certain Risks and Uncertainties

The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies.  The tenure of the Promoter Companies acting as gaming promoters for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements.

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

The Group receives a significant amount of their revenue from patrons within the Asia-Pacific Region. If economic conditions in these areas were to decline materially or additional casino licenses to new Casino Operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

Note 13 — Segment and Geographic Information

The Group’s principal operating and developmental activities occur in two geographic areas: Macau and Jeju. Management reviews the results of operations for each of its key geographic areas: Macau and Jeju. During the year ended December 31, 2011 and 2010, there was no operation in Jeju. The Group’s geographic information is as follows as of and the years ended December 31,

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	2011	2010	2009
Net Revenues (Macau)	$250,575,452	$127,036,361	$59,548,437
Net Income (Loss) Attributable to Ordinary Shareholders (Macau)	$77,253,510	$32,966,865	$(18,505)
Total Assets (Macau)	$328,407,314	$220,058,197	$6,242,268
Net Revenues (Jeju)	$—	$—	$931,500
Net Income (Loss) Attributable to Ordinary Shareholders (Jeju)	$—	$—	$—
Total Assets (Jeju)	$—	$—	$7,902

There were no operations in Jeju in fiscal 2011 and 2010 because, due to the strong year-over-year gaming revenue growth in Macau beginning in the second half of fiscal 2009, the Company decided to increase its efforts in Macau.

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

ASIA ENTERTAINMENT & RESOURCES LTD.

March 16, 2012	By:	/s/ Leong Siak Hung
Name: Leong Siak Hung
Title: Chief Executive Officer (Principal Executive Officer)

March 16, 2012	By:	/s/ Raymond Li Chun Ming
Name: Raymond Li Chun Ming
Title: Chief Financial Officer (Principal Financial and Accounting Officer)

91