Form 20-F
period 2012-12-31
Asia Entertainment & Resources Ltd.
filed 2013-04-05
CIK 1417754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark one)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None.

On December 31, 2012, the issuer had 41,177,217 ordinary shares outstanding.

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

Large Accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐                                                   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐                                                          No  ☒

i

ITEM 8.	FINANCIAL INFORMATION	77

A.	Consolidated Statements and Other Financial Information.	77

B.	Significant Changes	77

ITEM 9.	THE OFFER AND LISTING	77

A.	Offer and Listing Details	77

B.	Plan of Distribution	78

C.	Markets	78

D.	Selling Shareholders	78

E.	Dilution	78

F.	Expenses of the Issue	78

ITEM 10.	ADDITIONAL INFORMATION	78

A.	Share Capital	78

B.	Memorandum and Articles of Association	79

C.	Material Contracts	79

D.	Exchange controls	79

E.	Taxation	79

F.	Dividends and paying agents	86

G.	Statement by experts	86

H.	Documents on display	86

I.	Subsidiary Information	87

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	87

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	87

PART II		87

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	87

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	87

ITEM 15.	CONTROLS AND PROCEDURES	87

ITEM 16.	[RESERVED]	89

ii

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	89

ITEM 16B.	CODE OF ETHICS.	89

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	89

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	90

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	90

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.	90

ITEM 16G.	CORPORATE GOVERNANCE	90

ITEM 17.	FINANCIAL STATEMENTS	90

ITEM 18.	FINANCIAL STATEMENTS	90

ITEM 19.	EXHIBITS	90

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

On November 10, 2010, we acquired 100% of the profit interest in King’s Gaming Promotion Limited (“King’s Gaming”).

On September 12, 2012, we acquired 100% of the profit interest in Bao Li Gaming Promotion Limited (“Bao Li”).

Unless otherwise indicated or the context indicates otherwise, all references to “Macau” or “MSAR” refer to the Special Administrative Region of Macau, and all references to “China” or “PRC” refer to the People’s Republic of China.

All references to Hong Kong Dollar (“HKD$”) are to the legal currency of Hong Kong and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of HKD$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the HKD$ or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or HKD$, as the case may be, at any particular rate or at all. On March 15, 2013, the buying rate announced by the Federal Reserve Statistical Release was HKD$7.7590 to $1.00.

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

The combined balance sheet data of AGRL, Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Iao Pou Gaming Promotion Limited (beginning in June 2009) and Doowell Limited and their predecessors (collectively, “AERL”) as of December 31, 2009 and December 31, 2008, and combined statements of operations data and cash flow data of AERL for the years ended December 31, 2009 and December 31, 2008 are derived from the audited combined financial statements of AGRL. The consolidated balance sheet data of AERL as of December 31, 2012, December 31, 2011 and December 31, 2010 and the consolidated statement of operations data and cash flow data for the years ended December 31, 2012, 2011 and 2010 are derived from the audited consolidated financial statements of AERL. The audited consolidated financial statements of AERL as of December 31, 2012 and 2011 and for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 are included elsewhere in this Annual Report.

The information is only a summary and should be read in conjunction with each of our historical financial statements and related notes and “Operating and Financial Review and Prospects” contained elsewhere herein. The historical results included below and elsewhere in this Annual Report are not indicative of our future performance.

ASIA ENTERTAINMENT & RESOURCES LTD.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

Statement of Operations Data

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
				(A)	(A)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from VIP gaming operations	$236,300,623	$250,575,452	$127,036,361	$60,479,937	$51,021,223
Total expenses	181,348,081	179,570,303	89,740,111	44,934,474	30,826,123
Operating income including pre-acquisition profit	54,952,542	71,005,149	37,296,250	15,545,463	20,195,100
Prior owners’ interest in pre-acquisition profit	—	—	(4,329,385)	(15,563,968)	(20,195,100)
Operating Income (Loss) Attributable to Ordinary Shareholders before change in fair value of contingent consideration	$54,952,542	$71,005,149	$32,966,865	$(18,505)	$—
Change in fair value of contingent consideration for the acquisition of King’s Gaming	15,166,700	6,248,361	—	—	—
Net Income (Loss) attributed to ordinary shareholders	70,119,242	77,253,510	32,996,865	(18,505)	—
Other Comprehensive Income (Loss)	669,109	(64,634)	(41,534)	—	—
Total Comprehensive Income (Loss)	$70,788,351	$77,188,876	$32,925,331	$(18,505)	—
Earnings per share attributable to ordinary shareholders
Basic	$1.66	$2.07	$2.33	(B )	(B	)
Diluted	$1.66	$2.00	$1.88	(B )	(B	)
Dividend declared per share	$0.32	$0.10	$—	$—	$—

(A)        Represents the combined statements of operations data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer

(B)        Not a meaningful metric prior to AERL’s acquisition of AGRL on February 2, 2010.

Balance Sheet Data

	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
				(A)	(A)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current Assets	$265,135,490	$258,382,355	$144,939,466	$6,250,170	$11,348,608
Total Assets	$377,467,005	$328,407,314	$220,058,197	$6,250,170	$11,348,608
Current Liabilities	$60,105,783	$77,127,221	$96,557,390	$7,775,322	$8,546,361
Total Liabilities	$161,400,764	$169,620,206	$134,579,559	$7,775,322	$8,546,361
Total Equity (Deficit)	$216,066,241	$158,787,108	$85,478,638	$(1,525,152)	$2,802,247

(A)        Represents the combined balance sheets data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer.

Cash Flow Data

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
				(A)	(A)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows provided by (used in) operating activities	$46,428,105	$5,280,509	$(76,451,485)	$3,869,081	$550,344
Cash flows used in investing activities	(15,146,032)	(27,956)	(9,028,590)	—	—
Cash flows (used in) provided by financing activities	(27,390,634)	(2,305,762)	99,009,722	(4,303,213)	(308,055)
Net increase (decrease) in cash	$3,891,439	$2,946,791	$13,529,647	$(434,132)	$242,289

(A)	Represents the combined cash flow data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer

Recent Developments

The Company’s Board of Directors authorized a regular semi-annual cash dividend of $0.12 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s year-end financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. The aggregate cash dividend payable after the Company’s release of the December 31, 2012 financial results will be approximately $4.1 million.

In March 2013, the Board of Directors authorized the establishment of a new share repurchase program for the Company to purchase up to four million of its ordinary shares on the open market at prices to be determined by the Company’s management.

Exchange Rates

The following table sets forth information concerning exchange rates between the HKD$ and the U.S. dollar for the periods indicated. On March 15, 2013, the buying rate announced by Federal Reserve Statistical Release was HKD$7.7590 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(HKD$ per US$1.00)
2008	7.7499	7.7814	7.7499	7.8041
2009	7.7536	7.7513	7.7497	7.7551
2010	7.7810	7.7665	7.7515	7.7865
2011	7.7663	7.7793	7.7641	7.7942
2012	7.7508	7.7571	7.7500	7.7689
September	7.7543	7.7542	7.7511	7.7571
October	7.7501	7.7515	7.7501	7.7550
November	7.7502	7.7508	7.7500	7.7523
December	7.7508	7.7503	7.7500	7.7519
2013*	7.7596	7.7568	7.7505	7.7584
January	7.7560	7.7529	7.7505	7.7586
February	7.7547	7.7554	7.7534	7.7584
March*	7.7596	7.7566	7.7547	7.7597

* Through March 15, 2013

Source:  Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

The operations of AGRL’s VIP gaming promoters are also subject to the significant business, economic, regulatory and competitive uncertainties and contingencies frequently encountered by businesses in competitive environments, many of which are beyond their control. Although AGRL’s VIP gaming promoters commenced operation in May 2006, there are presently only four operating VIP gaming rooms, which have limited operating histories. If AGRL’s VIP gaming promoters are not able to manage these risks successfully, our business will be harmed.

AGRL’s VIP gaming promoters are entirely dependent on their relatively limited number of VIP gaming rooms for all of their cash flow, which subjects AGRL’s VIP gaming promoters to greater risks than a gaming promoter with more VIP gaming rooms. Also, their revenue is subject to significant volatility.

Because AGRL’s VIP gaming promoters’ operations are presently conducted only at four VIP gaming rooms in Macau, they are subject to greater risks than a gaming promoter with more VIP gaming rooms at many different geographic locations due to the limited diversification of their business and sources of revenue. Specifically, they are more exposed to local economic and competitive conditions, changes in law, natural disasters, infectious disease outbreaks, and declines in the number of visitors to Macau. Any of these factors could adversely affect AGRL’s business, financial condition and results of operations.

High-end gaming at VIP gaming rooms is more volatile than other forms of gaming. Also, large wins by one or more gaming patrons could also materially affect results in a given period. As a consequence, VIP gaming room revenue during any specific period may not be indicative of revenue for a full year.

The profitability of AGRL’s VIP gaming promoters’ VIP gaming room operations depends on a variety of factors, some beyond their control.

The gaming industry is characterized by an element of chance. In addition to the element of chance, theoretical win rates and, thus, the profitability of AGRL’s VIP gaming promoters, are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AGRL’s VIP gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling. As a result, VIP gaming rooms’ rolling chip turnover and win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming promoters’ profitability.

If the rate of our direct business, as opposed to the business brought to us through junket agents, declines, the amount we pay to junket agents would increase.

When junket agents bring patrons to our VIP gaming rooms, they receive a fee based on the amount of rolling chips played by such patrons in our VIP gaming rooms. We do not pay any fees for patrons who come to our VIP gaming rooms directly. Therefore, if the amount of rolling chip turnover of patrons brought to us by junket agents increases, our net income would decline.

Our recent implementation of a revenue sharing commission model may result in greater volatility in our revenues and an increased risk of decline in revenues.

Prior to September 1, 2012, we operated our business on a fixed commission remuneration model, which was based on a fixed percentage of Rolling Chip Turnover. On September 1, 2012, we changed our remuneration model to a revenue sharing commission model for all of our VIP gaming rooms. Because substantially all of our revenues are generated from VIP gaming patrons that typically place large individual wagers, this type of gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a material impact on our revenues and cash flows in a particular quarter. As a consequence, our revenues may experience significant volatility during a particular interim period and may not be indicative of our revenues for a full year. For example, should one or more of our VIP gaming patrons win large sums, our results of operations could be negatively impacted.

AGRL’s VIP gaming promoters face intense competition in Macau and elsewhere in Asia.

The VIP gaming room business in Macau is highly competitive and AGRL’s VIP gaming promoters expect to encounter increasing competition as casino operators complete and open new projects in the coming years. Currently, AGRL’s VIP gaming promoters’ VIP gaming rooms are located at four of approximately 35 casinos of varying sizes in Macau. AGRL’s VIP gaming promoters currently compete with approximately 235 gaming promoters in Macau.

AGRL’s VIP gaming promoters expect competition in Macau to increase in the near future as multiple additional hotel, casino and entertainment complex projects, which are currently under construction or development, open in 2015. These projects are expected to include internationally recognized hotels and significant additional gaming space. Any opening of additional casinos and hotels is likely to result in a significant increase in the number of VIP gaming rooms, intensifying competition in Macau’s VIP gaming room gaming business and among VIP gaming promoters.

AGRL’s VIP gaming promoters’ VIP gaming rooms also face current or prospective competition from casinos located elsewhere in Asia, such as Genting Highlands, a major gaming and resort destination located outside of Kuala Lampur, Malaysia, and casinos in the Philippines. Certain countries, including the Republic of Korea, Singapore, Malaysia, Vietnam and Cambodia, have already legalized casino gaming while others, such as Japan, Taiwan and Thailand, may legalize gaming in the future, which could further increase regional competition. Two large-scale casinos in Singapore have added further competition in the region. Additional competition is provided from other major gaming centers located around the world, including Australia and Las Vegas, as well as from cruise ships in Asia (many based in Hong Kong) that offer gaming.

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

Junket Agents and Collaborators.  Virtually all of AGRL’s VIP gaming promoters’ revenue is generated by gaming patrons introduced to them by junket agents and collaborators. With the rise in gaming in Macau, the competition for services provided by junket agents and collaborators has increased. AGRL’s VIP gaming promoters anticipate that this competition will further intensify as additional casinos are developed and opened in Macau in the near future. While they believe that they currently maintain good relationships with their existing junket agents and collaborators, there can be no assurance that these good relationships will continue in the future. If they are unable to maintain, or develop additional, successful relationships with reputable junket agents and collaborators or lose a significant number of their junket agents and collaborators to competitors, their ability to maintain or grow their revenue will be hampered and they will have to seek alternative ways of developing relationships with VIP gaming patrons.

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

Key Personnel.  AGRL’s VIP gaming promoters’ ability to maintain their competitive position is dependent to a large degree on the efforts, skills and continued service of Mr. Lam Man Pou and other key management and operating personnel such as Mr. Vong Hon Kun, Mr. Mok Chi Hung and Mr. Lou Kan Kuong. The loss of key management and operating personnel would likely have a material adverse effect on AGRL’s VIP gaming promoters’ business since those individuals market the VIP gaming rooms to the junket agents, collaborators and patrons. Therefore, if such persons, who are under no direct contractual obligation to continue performing such services for the VIP gaming promoters, were to no longer perform such services for any reason, the VIP gaming promoters would generate significantly less revenue than they currently generate. AGRL’s success also depends upon its ability to attract, hire and retain qualified operating, marketing, financial and technical personnel in the future. Given the intense competition for qualified management personnel in the industry, there can be no assurance that AGRL’s VIP gaming promoters will be able to continue to hire or retain the required personnel.

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

Although we have determined that we do not have a material weakness in our internal control over financial reporting for the year ended December 31, 2012, if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely affected.

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

We and our independent registered public accounting firm have determined that we do not have a material weakness in our internal control over financial reporting for the year ended December 31, 2012 and 2011 as a result of measures we have taken to remediate these deficiencies, such as additional training undertaken by our chief financial officer in dealing with U.S. GAAP and disclosure requirements, hiring a consulting firm to assist us with U.S. GAAP compliance and financial reporting and adopting and following a number of accounting and internal control manuals and installing process changes. However, we may in the future determine that we have a material weakness in our internal control over financial reporting. Our failure to address any control deficiency could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares, may be negatively impacted by a failure to accurately report financial results.

Fulfilling our obligations incident to being a public company will be expensive and time consuming and we may not have adequate staff to do so, which may in the future result in a material weakness in our internal control over financial reporting in accordance with U.S. GAAP.

Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we are required to maintain corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations have required and will require significant management time, place significant demands on our finance and accounting staff and on our financial, accounting and information systems, and resulted in significant insurance, legal and financial compliance costs. Our failure to meet these requirements led to our having a material weakness in our internal control over financial reporting in accordance with U.S. GAAP for the year ended December 31, 2010. Although we and our independent registered public accounting firm have determined that we do not have a material weakness in our internal control over financial reporting for the year ended December 31, 2012 and 2011, if we are not able to fulfill our obligations incident to being a public company we may in the future determine that we have a material weakness.

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

Money Laundering and Corruption.   AGRL’s VIP gaming promoters and their casino operators have implemented anti-money laundering policies in compliance with all applicable laws and regulations in Macau. However, we cannot assure you that such policies will be effective to prevent their VIP gaming room operations from being exploited for money laundering purposes. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving them, the casino operators, the casino operators’ employees, AGRL’s VIP gaming promoters’ employees, their service providers, their junket agents and collaborators or their gaming patrons could harm their reputation, relationship with their casino operators and the gaming regulators, business, cash flows, financial condition, prospects and results of operations. Any serious incident of money laundering or regulatory investigation into money laundering activities could also cause a revocation or suspension of AGRL’s VIP gaming promoters’ licenses and termination of agreements with their casino operators. We are not aware of any cases of corruption occurring in Macau gaming rooms in recent years.

Counterfeiting and Cheating.   All gaming activities at VIP gaming room table games are conducted exclusively with gaming chips which, like real currency, are subject to the risk of alteration and counterfeiting. Although the casino operators incorporate a variety of security and anti-counterfeit features to detect altered or counterfeit gaming chips, unauthorized parties may try to copy the gaming chips and introduce, use and cash in altered or counterfeit gaming chips in the gaming areas. Any negative publicity arising from such incidents could also tarnish AGRL’s VIP gaming promoters’ reputation and may result in a decline in their business, financial condition and results of operation. Thus far, no counterfeit or altered chips have been detected in AGRL’s VIP gaming promoters’ VIP gaming rooms and we are not aware of counterfeiting occurring in any of AGRL’s VIP gaming room.

Although the casino operators have in place surveillance and security systems designed to detect cheating at the casinos, those systems may not be able to detect all such cheating in time or at all. There is also a possibility that gaming patrons may seek to cheat at their VIP gaming room casino games, particularly if gaming patrons collude with the casino operators’ employees. In addition, their junket agents or other persons could, without their knowledge, enter into betting arrangements with their gaming patrons on the outcomes of their VIP gaming room games of chance, thus depriving them of revenues. Failure to discover such schemes in a timely manner could result in losses in VIP gaming room operations where the VIP gaming promoter shares in losses with the concessionaire or sub-concessionaire. In addition, negative publicity related to such schemes could harm AGRL’s VIP gaming promoters’ reputation, thereby adversely affecting their business, cash flow, financial condition, results of operations and prospects.

Integrity.   The reputation and integrity of the parties with whom AGRL’s VIP gaming promoters engage in business activities, in particular the junket agents and collaborators with whom they deal, are important to AGRL’s VIP gaming promoters’ own reputation and ability to continue to operate in compliance with their licenses, and Macau gaming laws. While they endeavor, through contractual protections and otherwise, to ensure that their junket agents and collaborators comply with the high standards of probity and integrity required by Macau gaming laws, AGRL’s VIP gaming promoters cannot assure you that the junket agents and collaborators will always maintain these high standards. In addition, if AGRL’s VIP gaming promoters enter into a business relationship with a junket agent or collaborator whose probity was in doubt, this may be considered by regulators or investors to reflect negatively on AGRL’s VIP gaming promoters’ own probity. If any of their junket agents or collaborators violates the Macau gaming laws, the Macau government may, in its discretion, take enforcement action against AGRL’s VIP gaming promoter, the junket agent, the collaborator or each concurrently and they may be sanctioned and their reputation harmed. We are not aware of the government taking action against VIP gaming room promoters relating to the activities of junket agents or collaborators in recent years.

If our goodwill or other intangible assets become impaired, then our profits and shareholder equity may be significantly reduced.

Because we have acquired a significant number of companies, goodwill and other intangible assets represent a substantial portion of our assets. As of December 31, 2012, our goodwill was $17,037,761 and other intangible assets were $94,451,063, together comprising approximately 51.6% of our shareholders’ equity balance. We will perform a goodwill impairment test for potential impairment at least on an annual basis. This process requires us to make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations, as well as the interpretation of current economic indicators and market valuations. To the extent economic conditions that would affect the future operations of our reporting units change, our goodwill and other intangible assets may be deemed to be impaired and an impairment charge could result in a significant reduction in our shareholders’ equity.  A significant impairment charge would have a material adverse impact upon our financial condition and results of operations.

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

We rely on lines of credit granted by casino license holders for our ability to purchase non-negotiable chips from the concessionaires/sub-concessionaires and provide them to VIP gaming patrons either directly or indirectly through their junket agents. We have available lines of credit of approximately $59,349,000 from casino license holders, of which $34,779,982 was outstanding at December 31, 2012. If we are unable to obtain such credit in the future, our ability to purchase non-negotiable chips will be impaired, which may negatively impact our business.

AGRL is subject to junket agent and collaborator credit risk.

Prior to the acquisition of AGRL by AERL, AGRL’s VIP gaming promoters did not extend credit to junket agents and collaborators, although such credit was extended personally by certain present members of our management team. However, in order to attract the most desirable gaming patrons and retain the services of key junket agents and collaborators, the VIP gaming promoters are currently extending credit to junket agents and collaborators, potentially exposing themselves and, hence, AGRL, to substantial collaborator and junket agent credit risk. The average loan amount is $300,000, with a typical duration of 15–30 days. Historically, there have been no defaults. Credit extended through junket agents and collaborators in Macau is typically unsecured and the collectability of receivables from junket agents and collaborators could be negatively affected by economic trends or conditions in the countries where they reside. Additionally, we may not have access to a forum in which we will be able to collect receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and we may encounter forums that will refuse to enforce such debts. Our inability to collect gaming debts could have a significant negative impact on our operating results. Although certain members of our management team guarantee these extensions of credit, it is also possible that such persons would be unable to honor their guarantees in a timely fashion or at all. The members of our management team do not currently make personal loans to or through junket agents and collaborators. In addition, while regulated gaming debts are generally enforceable in Macau, other jurisdictions may determine that direct or indirect enforcement of gaming debts is against public policy.

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

Macau’s subtropical climate and location on the South China Sea subject it to extreme weather conditions, including typhoons and heavy rainstorms. For example, in 2012, there were 5 typhoons. Unfavorable weather conditions or other natural disasters such as earthquakes, tsunamis or major typhoons could severely disrupt transportation to Macau and prevent gaming patrons from traveling to Macau. Similarly, outbreaks of infectious diseases, such as the H1N1, terrorist attacks, security alerts or military conflicts could have a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. Any of these, or other factors such as riots or demonstrations, could have a negative impact on visitor arrivals to Macau from China and elsewhere.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies have been subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

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

The Macau government has recently raised the minimum age required for the entrance in casinos in Macau from 18 to 21. This measure allows casino employees to maintain their positions while in the process of reaching the minimum required age. Nevertheless, this could adversely affect our ability and the ability of our business associates to engage sufficient staff for the operation of our projects. The number of gaming tables operated in Macau was 5,485 in he fourth quarter of 2012, and the Macau government has announced that the number of gaming tables operating in Macau should not exceed 5,500 by the end of 2012, which may adversely affect the future expansion of our business.

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

The concession of Galaxy Casino, S.A., the sub-concession of Venetian Macau, S.A., the concession of Wynn Resorts Macau and the sub-concession of Melco Crown Gaming (Macau) Limited which expire on June 26, 2022, unless extended pursuant to certain provisions of Macau law. Upon expiration of these agreements, all casinos, gaming assets and equipment and ownership rights to the casino properties in Macau will revert to the Macau government without compensation to the casinos. Moreover, beginning on December 26, 2017, the fifteenth year of the concession of Galaxy Casino, S.A., sub-concession of Venetian Macau, S.A., the concession of Wynn Resorts Macau and the sub-concession of Melco Crown Gaming (Macau) Limited, the Macau government may exercise its right to redeem the concession or sub-concession agreements by providing the concessionaires or sub-concessionaires with at least one-year prior written notice. AGRL’s VIP gaming promoters cannot assure you that the concessionaires or sub-concessionaires will be able to renew or extend their concession or sub-concession agreements on terms favorable to them or at all. If the concession or sub-concession agreements are not renewed or extended upon their stated expiration date, or if the Macau government exercises its early redemption right, AGRL’s VIP gaming promoters in Macau will cease to generate any revenue.

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

AGRL’s VIP gaming promoters have increased the number of tables and intend to take part in the promotion of additional VIP gaming rooms, based, in part, on their expectation of future visitor arrivals in Macau, particularly from China. In 2008, 2009, 2010, 2011, and 2012, tourists from mainland China accounted for approximately 50.6%, 50.5%, 53.0%, 57.7%, and 60.2%, respectively, of all visitors to Macau. If visitors from China and elsewhere fail to increase as anticipated or decrease further, AGRL’s VIP gaming promoters would not be as profitable as they currently are.

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

According to data from the Gaming Inspection and Coordination Bureau of Macau, the year over year gaming revenue of Macau grew at 44% in 2004, 8% in 2005, 22% in 2006, 46% in 2007, 31% in 2008, 10% in 2009, 57% in 2010, 42% in 2011, and 13.5% in 2012. Accordingly, demands on the capacity of Macau’s transportation infrastructure have also increased. To improve Macau’s existing transportation infrastructure, the Macau government has announced a number of infrastructure projects to facilitate travel to and within Macau. These projects, which are in various stages of planning or development, include a further expansion of the Macau International Airport, construction of a light rail transit system, construction of two new tunnels linking the Macau peninsula and Taipa, construction of the Hong Kong-Zhuhai-Macau bridge and improved pedestrian walkways and border crossings. However, these projects may not be approved or completed in a timely fashion or at all and, if completed, may not be able to alleviate the growing transportation demand associated with the rapid expansion of Macau’s gaming industry and the related recent increase in visitor levels to Macau. If Macau fails to adequately address the growing transportation demand, transportation infrastructure problems could limit the number of visitors arriving in Macau, which, in turn, could have a material and adverse effect on AGRL’s VIP gaming promoters’ business, financial condition and results of operations.

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

We are a holding company incorporated under the laws of the Cayman Islands. AGRL incorporated under the laws of the Hong Kong Special Administrative Region. All of our business operations are conducted through AGRL’s subsidiaries and its VIP gaming promoters. They are currently engaged in the promotion of four major VIP gaming rooms and are entirely dependent upon their VIP gaming rooms for all of their cash flow. AGRL’s ability to pay dividends to us is dependent upon the earnings of AGRL’s VIP gaming promoters and the distributions of funds to AGRL by its subsidiaries, primarily in the form of dividends. The ability of AGRL’s subsidiaries to make distributions to AGRL depends upon, among other things, the profits interest assigned to them. There are currently no withholding taxes levied on dividends in Hong Kong or the Cayman Islands. Other factors such as cash flow conditions, restrictions on distributions contained in our subsidiaries’ articles of association, withholding tax and other arrangements will also affect AGRL’s subsidiaries’ ability to make distributions to it. These restrictions could reduce the amount of distributions that AGRL will receive from its subsidiaries, which in turn would restrict AGRL’s ability to fund operations and pay dividends on the shares to us, as AGRL’s parent company.

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

If our outstanding unit purchase option (and the warrants included in the unit purchase option) are exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants results in dilution and could reduce the market price of the ordinary shares. Similarly, the registration of the Founder’s Shares and the shares issued in connection with the acquisition of AGRL, King’s Gaming and Bao Li Gaming will increase the number of shares that will be available for resale in the public market.

Up to 1,440,000 ordinary shares are issuable upon exercise of the unit purchase option granted to the representative of the underwriters of our IPO and the ordinary shares issuable upon exercise of the warrants included in such option. If such warrants and unit purchase option are exercised, a substantial number of additional shares of our ordinary shares will be eligible for resale in the public market, which may reduce the market price. Further, the registration of our founders’ shares, the ordinary shares issuable in connection with our acquisition of King’s Gaming upon the achievement of future incentive targets, the ordinary shares issuable in connection with our acquisition of Bao Li Gaming upon the achievement of future incentive targets, and the issuance of 60,610 ordinary shares to our officers and directors as compensation for 2012 will increase the number of shares available for resale and could have an adverse effect upon the market price of the ordinary shares.

We believe that affiliates of Spring Fortune currently own approximately 71.0% of the issued and outstanding ordinary shares of the Company, and the interests of Spring Fortune and its affiliates could increase as a result of the issuance of additional shares to Spring Fortune giving the affiliates of Spring Fortune the ability to substantially control our operations.

In connection with the Company’s acquisition of AGRL, on February 2, 2010, 9,729,000 shares were issued to Spring Fortune and an aggregate of 621,000 ordinary shares were issued to consultants of Spring Fortune who are not affiliates of Spring Fortune. On May 13, 2010, Spring Fortune distributed all of the 9,729,000 ordinary shares to its shareholder and its shareholder’s designees, all of which are affiliates of Spring Fortune. In addition, following the filing of our Annual Report for the year ended December 31, 2010, Spring Fortune received an additional 16,260,000 ordinary shares, of which 252,600 ordinary shares were issued to non-affiliate consultants of Spring Fortune, and the remaining 16,007,400 ordinary shares were issued to Spring Fortune’s shareholder and designees of Spring Fortune’s shareholder. In addition, following the filing of our Annual Report for the year ended December 31, 2011, Spring Fortune received an additional 3,103,000 ordinary shares, of which 125,300 ordinary shares were issued to non-affiliated consultants of Spring Fortune, and the remaining 2,977,800 ordinary shares were issued to Spring Fortune’s shareholder and its shareholder’s designees. Therefore, assuming that none of the ordinary shares have been transferred, it is currently expected that Spring Fortune and/or its affiliates will be the holders of 28,714,100 ordinary shares, or approximately 71.0% of the outstanding ordinary shares of the Company, giving the affiliates of Spring Fortune the ability to substantially control our operations. For example, such a block of securities effectively insures that the affiliates of Spring Fortune have the ability to elect our directors.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of our income and our subsidiaries during our 2012 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2012 taxable year, there can be no assurance in respect to our PFIC status for our 2012 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2013) taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

The Macau government may decide that the practice of our promoters to issue credits to gaming patrons is in violation of the Gaming Credit Law.

Macau Law No. 5/2004, enacted on June 14, 2004 (the “Gaming Credit Law”) governs the granting of gaming credits in the MSAR, and forbids the assignment or transfer in any form of the power to grant gaming credits. For the past 20 years, it has been customary practice in Macau that casinos issue credits to VIP gaming promoters in the form of nonnegotiable chips that can only be used by patrons in that gaming promoter’s VIP gaming room. The chips may not be redeemed for cash or exchanged for negotiable chips or other goods or services. The VIP gaming promoters then issue such credits, or their own credits, to gaming patrons either directly or through junket agents and collaborators who in turn extend the credits to gaming patrons. The junket agents and collaborators act as a customer representative between the VIP gaming promoters and the patrons, and are representatives of the gaming patrons. Therefore, the credits extended by VIP gaming promoters to junket agents and collaborators are actually credits issued to gaming patrons under the Gaming Credit Laws. However, if the Macau government in the future imposes a law governing junket agents in extending credits to gaming patrons, then we will be required to change our operations to comply with such law, which may result in a decrease in revenue.

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

Also, for each of the years 2010, 2011 and 2012, Spring Fortune was entitled to receive 530,000 ordinary shares if AGRL has adjusted net income equal to or greater than $60 million, $78 million, and $94 million, respectively.

AGRL’s net income after taxes for 2009 was $15,545,463. Accordingly, the Incentive Targets for 2009 were not met and no additional shares were issued with respect to that year. AGRL’s net income after taxes for 2010 was $41,810,004. Accordingly, the Incentive Targets for 2010 were met, and Spring Fortune and its affiliates were issued an aggregate of 12,050,000 ordinary shares with respect to that year; however, Spring Fortune did not earn the additional 530,000 ordinary shares for the year ended December 31, 2010. AGRL’s net income after taxes for 2011 was $80,144,002. Accordingly, the Incentive Targets for 2011 were met, and Spring Fortune and its affiliates were issued an aggregate of 2,573,000 ordinary shares with respect to that year; Spring Fortune also earned the additional 530,000 ordinary shares for the year ended December 31, 2011, so an aggregate of an additional 3,103,000 ordinary shares were a issued to Spring Fortune and its affiliates. AGRL did not achieve the performance targets for the year ended December 31, 2012 and, as a result, no incentive shares will be issued to AGRL.

Acquisition of King’s Gaming Promotion Limited

On November 15, 2010, we consummated the transactions contemplated by that certain Profit Interest Purchase Agreement dated as of November 10, 2010 (the “King’s Gaming Purchase Agreement”) among us, King’s Gaming, Mr. Mok and Mr. Wong (collectively, the “King’s Gaming Seller”), whom collectively own 100% of the equity interests of King’s Gaming, pursuant to which the Company acquired 100% of the profit interest in King’s Gaming (the “King’s Gaming Acquisition”). Mr. Wong is the brother of Vong Hon Kun, our Chief Operating Officer, and owned 4% of King’s Gaming immediately prior to the acquisition.

Pursuant to the King’s Gaming Purchase Agreement, King’s Gaming sold to us the King’s Gaming Profit Interest (as defined below) pursuant to a separate Profit Interest Agreement entered into between King’s Gaming and Billion Boom International Limited, a company incorporated in the British Virgin Islands and our wholly owned subsidiary. The King’s Gaming Profit Interest was assigned to us at the closing as of November 1, 2010. Following the closing, we have the right to restructure the management and organizational structure of King’s Gaming. For purposes of the King’s Gaming Purchase Agreement, “King’s Gaming Profit Interest” means the right, title, interest and benefits in and to 100% of the net operating profit generated by King’s Gaming at the VIP gaming room located at the Venetian Macao-Resort-Hotel located in Taipa, Macao. King’s Gaming moved its VIP gaming room to Sands Cotai Central in February 2013

We purchased the King’s Gaming Profit Interest for an aggregate amount of up to (i) US$36,000,000, of which US$9,000,000 was paid at the closing, and (ii) 1,500,000 ordinary shares (the “King’s Gaming Purchase Price”). The balance of up to US$27,000,000 of the King’s Gaming Purchase Price will be maintained as working capital at the cage of King’s Gaming (and shall be the sole property of us until paid to the King’s Gaming Seller in accordance with the terms of the King’s Gaming Purchase Agreement) and shall be paid to the King’s Gaming Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by our audit committee. In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

In addition, as more fully set forth below, we were required to issue to the King’s Gaming Seller (i) up to an aggregate of 1,500,000 ordinary shares in the event certain Gross Profit targets are achieved for each of the three years following the closing date (the “Earnout Shares”), (ii) up to an aggregate of 700,000 ordinary shares in the event certain Gross Profit targets are achieved for each of the seven years following the third anniversary of the closing date (the “Incentive Shares”), and (iii) additional ordinary shares in the event the Gross Profit targets for each of the ten years following the closing date are exceeded by at least US$1,000,000 (the “Additional Incentive Shares”). The King’s Gaming Seller is not entitled to any Additional Incentive Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

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

King’s Gaming achieved approximately $8.2 million of gross profit for the year ended December 31, 2011, and, accordingly, and the Seller was issued an aggregate of 520,000 Earnout Shares and Additional Incentive Shares.

King’s Gaming did not meet its 2012 gross profit target for the year ended December 31, 2012. Accordingly, the Seller is not entitled to receive any Earnout Shares or Additional Incentive Shares.

Acquisition of Bao Li Gaming Promotion Limited

On September12, 2012, we consummated the transactions contemplated by that certain Profit Interest Purchase Agreement dated as of September 5, 2012 (the “Bao Li Gaming Purchase Agreement”) by and among the Company, Bao Li Gaming Promotion Limited, a Macau company (“Bao Li Gaming”), Mr. Lou Kan Kuong and Mr. Lei Kam Keong (each, individually, the “Bao Li Gaming Bao Li Gaming Seller” and collectively, the “Bao Li Gaming Sellers”), whom collectively own 100% of the equity interests of Bao Li Gaming, pursuant to which we acquired 100% of the profit interest in Bao Li Gaming (the “Bao Li Gaming Acquisition”).

Pursuant to the Bao Li Gaming Purchase Agreement, Bao Li Gaming sold the Profit Interest to the Company (as defined below) pursuant to a separate Profit Interest Agreement (the “Bao Li Gaming Profit Interest Agreement”) entered into between Bao Li Gaming and Jubilee Dynasty Ltd., a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company (“Jubilee Dynasty”). The Bao Li Gaming Profit Interest was assigned to Jubilee Dynasty as from September 1, 2012. For purposes of the Bao Li Gaming Purchase Agreement, “Bao Li Gaming Profit Interest” means the right, title, interest and benefits in and to 100% of the net operating profit generated by Bao Li Gaming at the VIP gaming room located at the City of Dreams Macau at Crown Towers, City of Dreams, Estrada do Istmo, Cotai, Macau.

We purchased the Bao Li Gaming Profit Interest for US$15,000,000. Additionally, if Bao Li Gaming’s rolling chip turnover is at least US$2.5 billion in each of the three years ending December 31, 2013, 2014 and 2015, in each such year it will receive an additional payment of US$13 million and 625,000 ordinary shares of the Company. Bao Li Gaming will also be entitled to additional payments of US$130,000 and 6,250 ordinary shares of the Company (“Incremental Earnout Payment”) for each incremental US$25,000,000 in rolling chip turnover achieved by Bao Li Gaming in excess of US$2.5 billion. Notwithstanding the foregoing, the Company is not required to make any additional payments to Bao Li Gaming in the event that Bao Li Gaming’s rolling chip turnover exceeds US$5 billion in any year. As a result, the maximum Incremental Earnout Payment that Bao Li Gaming may be entitled to receive in any year would be US$13,000,000 and 625,000 ordinary shares of the Company.

Other Events

In March 2012, we increased the regular semi-annual dividend payable each year after the release of our financial results for the six months ending June 30 from $0.10 per outstanding ordinary share to $0.12 per outstanding ordinary share.

In July 2012, our board of directors established a new share repurchase program which authorized us to purchase up to two million of our ordinary shares on the open market. As of the date of this Annual Report, we have purchased all of the two million ordinary shares available under this repurchase program. All two million of these ordinary shares will be retired and the purchase price for such ordinary shares was allocated to par value and paid in capital.

In August 2012, we received a response to our pre-IPO inquiry letter to the Hong Kong Stock Exchange, in which the Hong Kong Stock Exchange provided preliminary guidance on the proposed listing application. Based on this guidance, the Company intends to file a formal listing application with the Hong Kong Stock Exchange in the first half of 2013.

In September 2012, we changed our remuneration model to a revenue sharing model for all of our VIP gaming rooms. Prior to September 2012, all AERL VIP gaming rooms were under a fixed commission model of 1.25% of Rolling Chip Turnover.

Also in September 2012, we adopted a new revenue sharing program to allow certain large cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover contribution to the Company’s VIP gaming rooms during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect to receive any percentage from zero to the maximum (as described in the previous sentence).

In March 2013, our board of directors established a new share repurchase program which authorizes us to purchase up to four million of our ordinary shares on the open market at prices to be determined by our management (the “2013 Repurchase Plan”). The 2013 Repurchase Plan will expire on December 31, 2013. Any ordinary shares purchased under the 2013 Repurchase Plan will be retired and the purchase price for such ordinary shares will be allocated to par value, additional paid in capital and retained earnings based on US GAAP.

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

Macau has been one of the most rapidly growing economies in Asia since the liberalization of the gaming industry in 2002 and it is also the only territory within China where casino operations have been legalized. Macau is one of the most popular destinations for gaming in Asia and has more casinos than any other region in Asia. In 2012, total revenues generated by casinos in Macau were approximately $38 billion, more than four times the revenues generated by the Las Vegas Strip during the same period (source: Macau Gaming Inspection and Coordination Bureau (“DICJ”)).

The gaming industry and tourism comprise the largest components, and are the major growth drivers, of Macau’s economy. The gaming industry is the most important contributor to the economy, 86.0% of Macau’s public revenues in 2010, 87.3% of Macau’s public revenues in 2011 and 86.4% of public revenues in 2012 being derived from gaming and gaming-related industries. The sector contributed $14.0 billion in direct tax to the MSAR in 2012, up 14.0% when compared to the same period in 2011.

Although Macau was affected by the 1997 Asian financial crisis, the global financial downturn in 2001 and the impact of SARS in 2003, the economy rebounded and the Gross Domestic Product (“GDP”) grew at an annual growth rate of 27.3% in 2004, 6.9% in 2005, 16.5% in 2006, 26.0% in 2007 and 12.9% in 2008. For 2009, Macau’s GDP recorded negative growth for the first two quarters but returned to positive growth in the third quarter and ended up 1.3% year- on-year. AGRL and AGRL’s VIP gaming promoters believe that this growth was largely driven by the liberalization of Macau’s gaming industry, the significant investments associated with the expansion and development of the gaming industry, a rapid rise in the number of visitors from mainland China and an increase in Macau’s spending on public infrastructure projects. GDP was $27.2 billion, $35.4 billion and $41.7 billion for 2010, 2011 and 2012, respectively, and the GDP real growth rate was 27.1% for 2010, 21.8% for 2011, and 12% for 2012.

Due in part to the global financial downturn, gaming revenues in Macau decreased from $7.29 billion in the first half of 2008 to $6.22 billion in the second half of that year. Macau gaming revenues increased to $6.43 billion in the first half of 2009 and then increased to $8.5 billion in the second half of 2009, resulting in a total of $14.93 billion for the year, a 10.5% year-on-year increase over 2008. For 2010, gaming revenues totaled $23.5 billion, 57.8% higher than the $14.93 billion reported in 2009. In 2011, gaming revenues totaled $33.46 billion. In 2012, gaming revenues totalled $38.15 billion.

In 2007, Macau’s gaming revenue increased more than 45% compared to 2006, surpassing the Las Vegas Strip as the world’s biggest casino market, followed by Atlantic City. The following table shows the gaming revenue of Macau compared to that of the Las Vegas Strip and Atlantic City between 2008 and 2012 (sources: DICJ, Las Vegas Review Journal and UNLV Center for Gaming Research).

Gaming Revenue (Selected Locations)

	2008	2009	2010	2011	2012
	U.S. $ Billion
Macau	13.51	14.93	23.50	33.46	38.15
Las Vegas	6.12	5.55	5.77	6.09	6.20
Atlantic City	4.54	3.94	3.57	3.32	3.05

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

Revenue generated by table games in Macau has historically exceeded revenue generated by slot machines by a wide margin. Baccarat has been the most popular table game in Macau since the 1970s, followed by various other traditional western and Asian casino games, such as blackjack and fish-prawn-crab. According to the DICJ, in 2012 approximately 69.3% of gross revenue from casino games was derived from VIP baccarat and approximately 21.9% of gross revenue from casino games was derived from baccarat played in the mass market sections in casinos.

The following table shows a breakdown of the gross revenue from different casino games in Macau for the years 2006 to 2012 (source: Macau Statistics and Census Bureau (“DSEC”)):

	2006	2007	2008	2009	2010	2011	2012
VIP baccarat	4.58	6.94	9.19	9.98	16.94	24.42	26.39
% change (year-on-year)	28%	52%	32%	8.6%	70%	44%	8.10%
Mass market baccarat and mini-baccarat	1.49	2.05	2.65	3.19	4.39	6.06	8.34
% change (year-on-year)	15%	38%	29%	20%	38%	38%	38%
Other mass market table games	0.73	0.90	1.10	0.95	1.09	1.45	1.68
% change (year-on-year)	6%	23%	22%	14%	15%	33%	16.0%
Slot machines	0.26	0.45	0.57	0.81	1.08	1.42	1.66
% change (year-on-year)	67%	75%	27%	42%	33%	31%	14.0%
Total	7.06	10.34	13.51	14.93	23.50	33.36	38.07

Demand for Gaming and Gaming-Related Services

According to the DSEC, approximately 28.08 million visitors arrived in Macau in 2012, up by 0.3% over 2011, of which approximately 16.9 million, or 60.19%, were from mainland China, as compared to 57.7% in 2011. Gaming patrons can reach Macau in a relatively short period of time using various means of transportation, including by car or bus from Guangdong province, by high-speed ferry or helicopter from Hong Kong and Shenzhen and by air from elsewhere in China and other Asian countries.

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

The following public policies implemented by the Chinese government are expected to continue to have a positive influence on the development of the gaming industry of Macau:

FITS.  Since July 2003, residents of selected areas of mainland China have been allowed to visit Macau and Hong Kong under FITS, whereby approval requirements are significantly reduced and the application process is expedited. Since the introduction of FITS, visitors to Macau from mainland China have outnumbered visitors from Hong Kong. FITS has continued to expand since was initially introduced and, at December 31, 2012, encompassed more than 49 cities, including Beijing, Chongqing, Guangzhou, Shanghai and Tianjin.

Chinese Government Policy With Respect to Gaming.  Macau is the only region in China offering legal casino gaming and the Chinese government has strictly enforced its regulations prohibiting domestic gaming operations and discouraging unlicensed gaming operations along China’s borders.

Chinese Government’s Relaxation of Foreign Exchange Controls.  The Chinese government has undertaken a number of measures to relax its controls on the national currency, renminbi. Currently, each PRC resident is allowed to carry a maximum of $5,000 in a single trip abroad, but mainland China visitors to Macau may now charge spending on their credit cards or bank charge cards.

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

In addition to visitors from mainland China and Hong Kong, a substantial number of visitors to Macau are from nearby countries and territories in Southeast Asia, including Taiwan. The following table illustrates the number of visitors by region with respect to the periods indicated (source: DSEC):

	2008		2009		2010		2011		2012
	No. of Visitors	%	No. of Visitors	%	No. of Visitors	%	No. of Visitors	%	No. of Visitors	%
Mainland China	11,613.1	50.6	10,989.5	50.5	13,229.1	53.0	16,162.7	57.7	16,902.5	60.2
Hong Kong	7,016.4	30.6	6,727.8	30.9	7,466.1	29.9	7,582.9	27.0	7,081.2	25.2
Taiwan	1,315.8	5.7	1,292.5	5.9	1,292.7	5.2	1,215.2	4.3	1,072.4	3.8
Others	2,987.8	13.1	2,743.3	12.7	2,977.5	11.9	3,041.5	11.0	3,026.5	10.8
Total	22,933.1	100.0	21,753.1	100.0	24,965.4	100.0	28,002.3	100.0	28,082.3	100

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

Hong Kong-Zhuhai-Macau Bridge.  The project linking the three areas would include a bridge with a total length of around 30 km, boundary crossing facilities, access roads and associated works. In January 2007, the three local governments established the HZMB Task Force to implement the project, which is scheduled for completion sometime in 2015 or 2016. This bridge is currently under construction.

Expansion of Border Gate. The expansion of the border gate checkpoint in the Portas do Cerco area of Northern Macau is expected to increase the capacity of the border from 300,000 people per day to more than 500,000 people per day. Expansion of the border gate is expected to be completed in 2013.

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

Travel Restrictions on Chinese Citizens

Since May 2008, the Chinese government has imposed restrictions on travel to Macau and may impose further restrictions in the future. In May and July 2008, the Chinese government readjusted its visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In September 2008, it was publicly announced that mainland Chinese citizens with only a Hong Kong visa and not a Macau visa could no longer enter Macau from Hong Kong. In addition, in May 2009, China also began to restrict the operation of “below-cost” tour groups involving low up-front payments and compulsory shopping. Due to the popularity of these tours with mainland Chinese citizens, the number of visitors to Macau declined in 2009, but has since recovered. Further restrictions on travel from China or other countries to Macau or any increase in prices of tours to Macau as a result of new regulations on travel agencies or otherwise may reduce the number of visitors to Macau.

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

As at December 31, 2012, SJM operated 20 of the 35 casinos in Macau, Galaxy operated 6 casinos, Venetian Macau operated 4 casinos, Melco PBL operated 3 casinos and Wynn Macau and MGM Grand Paradise each operated 1 casino (Source: DICJ).

Galaxy was awarded a gaming concession in 2002 and opened its six casinos between 2004 and 2012. Galaxy entered into a sub-concession with Venetian Macau in December 2002. Venetian Macau currently operates four casinos in Macau, which opened in 2004, 2007, 2008 and 2012.

Wynn Macau was also awarded a concession in 2002 and opened its casino in September 2006. Wynn Macau entered into a sub-concession with Melco PBL in 2006. Melco PBL operates three casinos, of which its latest, the City of Dreams project located on the Cotai Strip, opened in 2009, and the others opened in 2007 and 2008.

SJM was awarded its concession in March 2002 and currently operates 20 casinos. SJM entered into a sub-concession with MGM Grand Paradise on April 19, 2005. MGM Grand Paradise opened its casino in December 2007.

With the development of Macau’s gaming market, some of the concessionaires and sub-concessionaires have increased their investments in gaming and gaming-related facilities. For example, construction on Macau Studio City resumed in 2012 and the resort is scheduled to open in 2015. The Galaxy Macau Phase 2 is expected to open in mid-2015. The Wynn Macau also announced in June 2012 that the construction of its first integrated resort in Cotai is expected to be completed in four years. MGM Grand Paradise’s second property in Macau, the first in Cotai, made significant headway in February 2013 and is now expected to open in 2016 and in October 2012, the Macau government awarded a land grant to SJM in Cotai, and construction on this property is expected to be completed in four years.

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

VIP Gaming Promotion in Macau

Unlike in Las Vegas, the gaming promoter system in Macau developed to promote VIP gaming operations. A VIP gaming room is an individual room within a casino specifically designed and designated for VIP room gaming patrons’ usage only. A VIP gaming room has its own cage, which functions as a financial vehicle between the casino and the VIP gaming promoter. All properties of the VIP gaming room belong to the casino, the dealers and the gaming managers are employees of the casino, and the gaming operations of a VIP gaming room are run by the casino. In effect, only the marketing efforts have been contracted out to the VIP gaming promoters, which efforts include the making of loans to agents and collaborators. Unlike in Las Vegas, in Macau, it is this VIP room gaming segment, not the mass market, that is driving the growth of its gaming industry. For 2012, VIP gaming operations in Macau amounted to $26.4 billion, or 69.3% of the gross revenue from casino games.

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

Compensation Methods

Commissions paid to VIP gaming promoters are calculated on a monthly basis. Generally, the different compensation methods provide VIP gaming promoters with the ability to diversify their commission base to balance short-term volatility. Until August 2012, the AGRL VIP gaming promoters received all of their commissions based on chip commission calculated by reference to monthly rolling chip turnover. In this arrangement, the casino bears the risk of losses from the gaming operations.

Gaming wins are generally expressed in terms of “net-win,” which is the difference between wins and losses from gaming to the casino operator. Win rates for VIP gaming promoters are generally expressed as the net-win as a percentage of rolling trip turnover and depend upon a number of factors, some beyond their control. In addition to the element of chance inherent in gaming, win rates are also affected by factors such as the skill, experience and financial resources of the gaming patrons, the mix of games played and the amount of time spent at the gaming tables and the volume of bets placed by the gaming patrons. Win rates may differ greatly over short time periods, such as from quarter to quarter, resulting in volatility in periodic results of VIP game promoters. Effective from September 1, 2012, the AGRL VIP gaming promoters have shifted their remuneration model to a revenue sharing model.

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

Credit Arrangements

The parties involved in VIP gaming frequently enter into various credit arrangements, the ultimate goal of which are to provide credit to the gaming patrons for their gaming activities. Thus, casino concessionaires and sub-concessionaires may grant credit to VIP gaming promoters who, in turn, may extend credit to the junket agents or collaborators who have the direct relationships with the gaming patrons. The junket agents then may extend credit to the gaming patrons. Such credit facilities may or may not be secured, depending upon the creditworthiness of the borrowers and the relationship between the lender and borrower. In relatively rare circumstances, the VIP gaming promoters may extend credit directly to the gaming patrons.

AGRL’s Gaming Operations

AGRL operates through six wholly owned subsidiaries that were incorporated in the British Virgin Islands, listed in the table below. The principal business activities of the subsidiaries are to hold profit interest agreements with the VIP gaming promoters that assign the profit streams from the gaming related businesses of the VIP gaming promoters to the subsidiaries.

Subsidiary	Date of Incorporation
Foxhill Group Limited (“Foxhill”)	February 15, 2007
Kasino Fortune Investments Limited (“Kasino Fortune”)	February 16, 2007
Well Mount International Limited (“Well Mount”)	November 1, 2007
Link Bond International Limited (“Link Bond”)	November 1, 2007
Billion Boom International Limited (“Billion Boom”)	November 1, 2007
Super Number Limited (“Super Number”)	April 11, 2011
Jubilee Dynasty Ltd. (“Jubilee Dynasty”)	May 18, 2012

Kasino Fortune, Billion Boom, Super Number and Jubilee Dynasty are each a party to a profit interest agreement with a VIP gaming promoter, as described below. Foxhill, Well Mount and Link Bond are each a party to a profit interest agreement with a VIP gaming promoter that is inactive.

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

The following companies are the Promoter Companies:

VIP Gaming Promoter	Date Formed (Jurisdiction)	Location	Major Shareholder(s)	AGRL Profit Interest Agreement Party

MACAU

Sang Heng Gaming Promotion Company Limited (“Sang Heng”)	March 28, 2007 (Macau)	Star World Hotel and Casino — Downtown Macau	Lam Man Pou	Kasino Fortune

King’s Gaming Promotion Ltd. (“King’s Gaming”)	April 15, 2008 (Macau)	Venetian Resort Hotel — Cotai, Macau	Mok Chi Hung	Billion Boom

Sang Lung Gaming Promotion Company Limited (“Sang Lung”)	March 28, 2011	Galaxy Macau Resort, Macau	Lam Man Pou and Vong Hon Kun	Super Number

Iao Pou Gaming Promotion Limited (“Iao Pou”)	May 27, 2009 (Macau)	MGM Grand Hotel and Casino — Macau — Not currently operating	Lam Chou In	Foxhill

Bao Li Gaming Promotion Ltd. (“Bao Li”)	November 3, 2009 (Macau)	City of Dreams Hotel & Casino—Cotai, Macau	Lou Kan Kuong Lei Kam Keong	Jubilee Dynasty

Spring Gaming Promotion Limited (“Spring”)	March 28, 2007 (Macau)	Not currently operating	Lam Man Pou

Jinark Limited (“Jinark”)	November 20, 2007 (British Virgin Islands)	Not currently operating	Lam Man Pou

JEJU

Champion Lion Limited (“Champion Lion”)	November 14, 2009 (British Virgin Islands)	Unicorn Hyatt Regency Casino — Jeju — Not currently operating	Leong Siak Hong and Vong Hon Kun	Link Bond

Doowell Limited (“Doowell”)	November 20, 2007 (British Virgin Islands)	T.H.E. Hotel and Casino — Jeju — Not currently operating	Lam Man Pou	Well Mount

Sang Heng’s gaming promoter agreement for the operation of the VIP gaming room at the Star World Hotel and Casino in Macau was entered into with Galaxy on September 4, 2009. Iao Pou’s gaming promoter agreement for the operation of the VIP gaming room at the MGM Grand Hotel and Casino was entered into with MGM Grand Paradise on November 9, 2009. MGM Grand Paradise is the holder of a sub-concession granted by SJM. The agreements related to the MGM Grand Paradise terminated in June 2011 upon the closing of the VIP gaming room operated there. King’s Gaming’s promoter agreement for the operation of the VIP gaming room at the Venetian-Resort-Hotel on the Cotai Strip, Macau was entered into with Venetian Macau on December 9, 2010. King’s Gaming moved its VIP gaming room to Sands Cotai Central in February 2013. Venetian Macau is the holder of a sub-concession granted by Galaxy. Sang Lung’s gaming promoter agreement for the operation of the VIP gaming room at the Galaxy Macau Resort was entered into with Galaxy Casino Holdings Limited (“Galaxy”), the concessionaire currently authorized to operate the Galaxy Resort. Bao Li’s gaming promoter agreement for the operation of the VIP gaming room at the City of Dreams, Cotai, Macau was entered into with Melco Crown Gaming (Macau) on February 7, 2011.

The following diagram illustrates our current corporate structure and the relationships with AGRL’s VIP gaming promoters that are currently active:

To carry out their promotional activities, AGRL’s VIP gaming promoters have a team of over 1,900 gaming collaborators and junket agents who have direct relationships with VIP gaming patrons, a significant percentage of whom are mainland Chinese nationals. Junket agents compete among themselves for VIP gaming patrons primarily through personal service. The VIP gaming promoter pays commissions to its collaborators and junket agents based on the rolling chip turnover of each individual collaborator or junket agent.

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Sang Heng pays Pak Si approximately US $180,000 per month for the VIP gaming room at Star World Hotel; King’s Gaming pays approximately US $103,000 per month for the VIP gaming room at the Venetian Resort Hotel; Bao Li pays approximately US $103,000 per month for the VIP gaming room at the City of Dreams Hotel and Casino, Cotai, Macau; and Sang Lung pays approximately $180,000 per month for the VIP gaming room at the Galaxy Resort, Macau. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Total staff at each operation, including executives, is approximately 120 people. Such agreements are for one-year terms effective January 1, 2012.

AGRL’s VIP gaming rooms are primarily focused on high-stakes baccarat. In 2012, baccarat accounted for approximately 91.2% of total Macau casino winnings. Through August 31, 2012, the AGRL VIP gaming promoters at the Galaxy Star World Hotel Casino, Galaxy Macau Resort, and Venetian Resort Hotel in Macau were paid on the basis of 1.25% of rolling chip turnover. Since then, they have been paid on a revenue sharing model pursuant to which they receive a percentage of gaming wins before expenses; if there are losses during the relevant period, the VIP gaming promoter will reimburse the concessionaire or sub-concessionaire in accordance with the gaming promoter agreement. AGRL’s VIP gaming promoters’ gross win rate as a percentage of rolling chips turnover has historically ranged between approximately 1.1% and 4.5%.

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

Pursuant to these arrangements, each VIP gaming promoter enters into an agreement with the casino operator to promote a VIP gaming room in the casino. These agreements provide that the VIP gaming promoter receives a commission of the type described above. The VIP gaming promoter then enters into a profit interest agreement with an AGRL subsidiary, providing for the assignment to the subsidiary of 100% of the profits derived by the VIP gaming promoter from its operation of the VIP gaming room. The manner of calculation of the profit is set out in an exhibit to the profit interest agreement. All of the current profit interest agreements to which the AGRL subsidiaries are party provided that such assignments were effective on February 2, 2010, the date of the consummation of our acquisition of AGRL.

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without our consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement. In connection with the profit interest agreements, Messrs. Lam and Vong have agreed to make loans to AGRL for use by AGRL for working capital and to make loans to AGRL’s VIP gaming promoters. Pursuant to the agreement relating to such loans, such loans will be in an amount not less than approximately US $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by AERL) and not less than approximately US $45,000,000 on and after March 31, 2010 and until the agreement is terminated. At February 2, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was US $20,220,000 and as of December 31, 2012, the amount of funding advanced to AGRL by Messrs. Lam and Vong was approximately $62,214,000. This funding commitment was to terminate at the end of the fiscal quarter that AGRL’s working capital was not less than approximately US $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong. On April 18, 2011, to memorialize such loans, we issued an interest-free convertible note for $30 million to each of Mr. Lam Man Pou and Mr. Vong Hon Kun (for an aggregate amount of $60 million).  The notes expire on April 18, 2014 and are convertible into our ordinary shares at a price of $20 per share at the option of the holder and callable at our option at a price of $20 per share if the closing price of our ordinary shares for any ten consecutive trading days exceeds $25. Messrs. Lam and Vong also guarantee to AGRL the repayment of the loans made by AGRL to the VIP gaming promoters. Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL's election, be offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement.

Competition

There are a large number of VIP gaming promoters in Macau and competition among them is intense. They first compete at the level of obtaining gaming promoter agreements with concessionaires and sub-concessionaires. Then, because concessionaires and sub-concessionaires frequently enter into gaming promoter agreements with a number of VIP gaming promoters to promote VIP gaming rooms in the same hotel, they compete against each other in efforts to attract gaming patrons to their own VIP gaming rooms through their arrangements with junket agents and collaborators. Finally, they compete with VIP gaming promoters who operate in other hotels in which they don’t have a presence.

One of the most critical factors in competing successfully in this environment is the experience of management. In this regard, AGRL believes that it is favorably positioned as the owners and managers of its VIP gaming promoters have been engaged in the specialized market of VIP gaming for over 20 years and have developed a junket agent marketing program of over 1,900 junket agents with a client referral base throughout Asia. Another critical factor is the level of services that are provided to the junket agents and collaborators and their gaming patrons. AGRL believes that the level of such services that it provides is very high and quite competitive. A third competitive factor is the relationships that exist between the VIP gaming promoters and the junket agents and collaborators, on the one hand, and between the junket agents and collaborators and their VIP gaming patrons, on the other hand. AGRL makes great efforts to select junket agents and collaborators that have excellent patron relationships and to maintain strong personal relationships with them once they are selected.

Because VIP gaming promoters are almost all privately held companies, no public financial information is available as to their operations.

Business Strategy

We are considering the possibility of negotiating with the casino operators of our current VIP gaming rooms to increase the number of tables or size of our operations in such rooms.

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

In view of the increasing number of casinos in Macau, AGRL’s VIP gaming promoters are applying a number of strategies, including:

•	Seeking to grow AGRL’s VIP gaming promoters’ business through the development of strategically located gaming clusters in Macau to target different segments of the VIP gaming patrons. For example, we have acquired a VIP gaming room at the Venetian Resort Hotel that targets higher middle-tier gaming patrons.

•	Having AGRL’s VIP gaming promoters continue to actively manage their portfolios by expanding and upgrading their existing services and marketing efforts in line with the AGRL’s development strategy to improve overall yield. For example, we have acquired King’s Gaming and Bao Li Gaming, both of whose VIP gaming rooms in Cotai provide an alternative gaming location to downtown Macau for our gaming patrons.

•	Increasing the number of collaborators and junket agents to promote the VIP gaming rooms. For example, we have increased our network of junket agents through our acquisition of King’s Gaming and Bao Li Gaming and through referrals from our existing junket agents.

•	Marketing the Star World Hotel and the Galaxy Resort as 5-star hotels with comprehensive attractions and facilities for top tier gaming patrons to collaborators and promoters.

•	Providing an even more comfortable and relaxing atmosphere in the VIP gaming rooms. For example, we have increased the number of service staff in our VIP gaming rooms at Star World.

•	Expanding our presence in the Macau VIP gaming market into the Cotai Strip. Our acquisitions of 100% profit interest of each of King’s Gaming and Bao Li Gaming enabled us to have a presence on the Cotai Strip.

•	In addition, on April 18, 2011, we opened a new VIP gaming room at the Galaxy Casino, S.A. on the Cotai Strip, through Sang Heng Gaming Promotion Company Limited. The VIP gaming room has 12 tables and opened in May 2011. It is currently operated by Sang Lung Gaming Promotion Company Limited.

Marketing

Our marketing channels consist of AGRL’s collaborator and junket agent network. Collaborators and junket agent cultivate relationships with high-tier gaming patrons, who they bring the VIP gaming rooms. The collaborators and junket agents typically maintain these relationships by arranging the gaming patrons’ transport, accommodations, eating, and entertainment. Gaming credits may also be issued to the gaming patrons to promote turnover in the VIP gaming rooms. For additional details regarding such gaming credits, please refer to “–Governmental Regulation–Macau–Law No. 5/2004, Enacted on June 14, 2004.

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

Law No. 5/2004, Enacted on June 14, 2004 (“Gaming Credit Law”).  The Gaming Credit Law governs the granting of gaming credit in the MSAR and authorizes the (i) concessionaires, (ii) sub-concessionaires and (iii) VIP gaming promoters who enter into a contract with a concessionaire or sub-concessionaire to grant gaming credits. Pursuant to the Gaming Credit Law, the granting of gaming credit is limited to the following three circumstances: (i) a concessionaire or a sub-concessionaire as a creditor may grant gaming credits to a gaming patron as a borrower; (ii) an authorized gaming promoter as a creditor may grant gaming credits to a gaming patron as a borrower; or (iii) a concessionaire or a sub-concessionaire as a creditor may grant gaming credits to an authorized gaming promoter as a borrower. It also forbids the assignment or transfer in any form of the power to grant gaming credits. However, for the past 20 years, it has been customary practice in Macau that casinos issue credits to VIP gaming promoters in the form of nonnegotiable chips that can only be used by gaming patrons in that gaming promoter’s VIP gaming room. The chips may not be redeemed for cash or exchanged for negotiable chips or other goods or services. The VIP gaming promoters then issue such credits, or their own credits, to gaming patrons either directly or through junket agents and collaborators who in turn extend the credits to patrons. The junket agents and collaborators act as a customer representative between the VIP gaming promoters and the patrons, and are representatives of the patrons. Therefore, the credits extended by VIP gaming promoters to junket agents and collaborators are actually credits issued to gaming patrons under the Gaming Credit Laws. The Gaming Credit Law provides for the obligations of the credit grantors towards the DICJ and scope of the DICJ’s supervision. Specifically, the granting of gaming credits is enforceable as a civil debt pursuant to Article 4 of the Gaming Credit Law.

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

New Smoking Regulations in Macau

The Macau Legislative Assembly has approved a new Smoking Prevention and Tobacco Control law. Under this new law, smoking is not permitted on casino premises except for a separated area of up to 50% of the casino which is open to the public and complies with other requirements to be determined. Casinos had to comply with the smoking ban by January 1, 2013.

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

The following diagram illustrates our corporate structure and the relationships with AGRL’s VIP gaming promoters that are currently active:

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

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

You should read the following management discussion and analysis (“MD&A”) in conjunction with the audited consolidated financial statements and related footnotes thereto included in this annual report. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Financial Statements included herewith.

Overview

We are a holding company that operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau through our wholly owned subsidiary, Asia Gaming & Resort Limited (“AGRL”), its subsidiaries and VIP gaming promoters. We were incorporated in the Cayman Islands on September 24, 2007 under the name “CS China Acquisition Corp.” for the purpose of acquiring an operating business.

Prior to the business combination with AGRL, we had no operating business.

On February 2, 2010, we acquired all of the outstanding securities of AGRL from Spring Fortune Investment Ltd. (“Spring Fortune”), resulting in AGRL becoming our wholly owned subsidiary. Upon the business combination with AGRL, we changed our name to “Asia Entertainment & Resources Ltd.” (“AERL”).

AGRL was incorporated on May 2, 2007 in Hong Kong. It is a holding company of subsidiaries that, through profit interest agreements with affiliated companies known as VIP gaming promoters, are entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms promoted by the VIP gaming promoters in casinos at major hotels in Macau.

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

Foxhill, Billion Boom, Kasino Fortune, Super Number and Jubilee Dynasty Limited are the significant subsidiaries of AGRL, which have a relationship with AGRL’s VIP gaming promoters.

Upon the closing of the acquisition of AGRL by AERL, AGRL’s VIP gaming promoters (the “Promoter Companies”) became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies. Management’s determination of the appropriate accounting method with respect to AGRL’s VIEs is based on FASB ASC Topic 810, “Consolidation of Variable Interest Entities”. AGRL consolidates the VIEs in which it is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any. Therefore, the operations of the Promoter Companies are to be consolidated with those of AGRL for all periods subsequent to the closing of the acquisition of AGRL by AERL.

We completed the acquisition of the rights to 100% of the profits derived by King’s Gaming for the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau in November 2010. King’s Gaming moved its VIP gaming room to Sands Cotai Central in February 2013.

We completed the acquisition of the rights to 100% of the profits derived by Bao Li Gaming Promotion Limited (“Bao Li Gaming”) for the promotion of the Kam Bao Li Club at the City of Dreams Hotel and Casino in Macau in September 2012.

Sang Heng, King’s Gaming, Bao Li Gaming, Iao Pou and Sang Lung are promoters of VIP gaming rooms, which are private room gaming facilities in casinos, in Macau, Special Administrative Region (“Macau” or “Macau SAR”), China.

The gaming industry in Macau is somewhat seasonal in nature as a result of the various week-long holidays celebrated in China which increases the number of gaming patrons who visit our VIP gaming rooms. The most significant holidays which impact our revenue by quarter are as follows:

Quarter
1	Chinese New Year Celebration
2	None
3	None
4	National Day Golden Week

Highlights

When compared to the year ended December 31, 2011, our revenue in the year ended December 31, 2012 decreased by 5.7% period-over-period, compared to the overall growth in Macau of 13.5 % and growth in VIP Baccarat of 7.5% according to the Macau Gaming Inspection and Coordination Bureau (DICJ). The following factors contributed to our results of operations:

•	The slowdown in the growth of overall Macau gaming revenue from 42.2% period-over-period in 2011 to 13.5% period-over-period in 2012;

•	The economic slowdown in parts of Mainland China caused us to reduce the amount of markers made available to junket agents and take steps to collect outstanding markers. The reduction in amounts made available to junket agents negatively impacted the growth in our total Rolling Chip Turnover. Rolling Chip Turnover generally is correlated with the availability of cage capital that can be made available for credit to junket agents. In order to reduce the effects of the policy of tightening credit to junket agents, management is continuing to explore ways to enlarge its network of junket agents. From recent economic indicators, we expect that the Chinese economy will begin to improve. If we believe the recovery is sustainable, we will consider relaxing up our credit policy towards our junket agents. As an incentive to attract more non-credit junket agents (junket agents who provide their own credit to gaming patrons), beginning September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover.

Recent Activities

In March 2012, our Board of Directors authorized an increase in the cash dividend paid after our 6-month results are released (the “Six Month Dividend”) from $0.10 to $0.12 per outstanding ordinary share. The Company also pays a dividend each year after the release of the Company’s annual financial results., The year-end payment per outstanding ordinary share is equal to (i) 15% of the Company’s Non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed fiscal year less the Six Month Dividend amount, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. The first dividend was paid on September 2, 2011, totaling $3,880,406. We declared an additional dividend of $7,529,000 in March 2012, which was paid on April 18, 2012. We paid the 2012 Six Month Dividend of $0.12 per outstanding ordinary share on August 31, 2012, for an aggregate Six Month Dividend amount of $5,093,128. We estimate an additional dividend will be declared and paid in 2013 amounting to approximately $4,100,000.

In June 2012, the Board of Directors established a share repurchase program, which will expire on June 30, 2013 (the “2012 Repurchase Plan”). The 2012 Repurchase Plan authorized the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2012, the Company repurchased an aggregate of 1,273,947 ordinary shares for an aggregate purchase price of $4,166,483 pursuant to the 2012 Repurchase Plan. By the end of February 2013, the Company had repurchased the remaining 726,053 ordinary shares available under the 2012 Repurchase Plan for an aggregate purchase price of $2,728,911. The Ordinary Shares have been retired and the purchase price was allocated to par value and additional paid in capital. In March 2013 the Board of Directors established a new share repurchase program, which will expire on December 31, 2013 (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its ordinary shares on the open market at prices to be determined by the Company’s management. Any ordinary shares repurchased under the 2013 Repurchase Plan will be retired and the purchase price was allocated to par value, additional paid in capital and retained earnings based on US GAAP.

Beginning on September 1, 2012, we changed our remuneration model from a fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model.

Beginning in September 2012, the Company has adopted a new revenue sharing program to allow certain cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent.

On September 12, 2012, we completed the acquisition of the rights to 100% of the profits derived by Bao Li Gaming, effective September 1, 2012, from the promotion of the Kam Bao Li Club at the City of Dreams Hotel and Casino.

RESULTS OF OPERATIONS

Year ended December 31, 2012 Compared to the Year ended December 31, 2011

The following table sets forth certain information regarding our results of operations for the years ended December 31, 2012 and 2011 (all figures are in $ thousands except ratios and percentages).

	Year Ended December 31, 2012	Year Ended December 31, 2011	% change from 2011 to 2012
Revenue from VIP gaming promotion	$236,301	$250,575	(6)%

Commission to junket agents	$154,570	$155,969	(1)%

Selling, general and administrative expenses	$18,341	$16,550	11%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration	$54,953	$71,005	(23)%

Percentage of operating income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming promotion	23.26%	28.34%

Non-GAAP Financial Results

The following Non-GAAP financial results for the years ended December 31, 2012 and 2011 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets related to the acquisitions of King's Gaming and Bao Li Gaming (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measure on page 53).

	Year Ended December 31, 2012	Year Ended December 31, 2011	% change from 2011 to 2012
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$61,575	$76,063	(19)%

Percentage of Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	26.06%	30.36%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets made by gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a gaming patron continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the growth in revenue, expenses and income in comparison to the growth in gaming volume which investors and management use to assess the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the years ended December 31, 2012 and 2011 (all figures are in $ thousands except for ratios and percentages).

	Year Ended December 31, 2012	Year Ended December 31, 2011	% change from 2011 to 2012
Rolling Chip Turnover	$18,149,348	$19,931,385	(9)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.30%	1.26%

Gross margin (Revenues less commissions and special rolling tax)/Rolling Chip Turnover	0.44%	0.46%

Commission to junket agents/Rolling Chip Turnover	0.85%	0.78%

Selling, general and administrative expenses/Rolling Chip Turnover	0.10%	0.08%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.30%	0.36%

Beginning in September 2012, we changed our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. Under a revenue sharing model, we share in the gaming wins and losses of the VIP gaming rooms we promote. Our share of the gaming wins and losses ranges from 42.5% to 49% in our four VIP gaming rooms.

The decision to change to the revenue sharing model was made as a result of the Company’s expansion into four VIP gaming rooms, giving the Company the ability to spread the risk of fluctuations surrounding gaming wins and losses.

Gaming wins and losses are sometimes referred to as the “win rate” in the VIP gaming rooms. The win rate is the percentage of Rolling Chip Turnover wagered in the VIP gaming room that is won by the casino (gross wins and losses divided by Rolling Chip Turnover). The statistical average win rate for baccarat ranges from 2.85% to 3.00%. Generally, when the win rate is below the statistical average, we have more Rolling Chip Turnover, because the gaming patron is winning and is paid in cash chips, which they in turn convert to non-negotiable chips. When the win rate is greater than the statistical average, we have a lower Rolling Chip Turnover, because the casino is winning, therefore the gaming patron is not converting as many cash chips into non-negotiable chips.

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2011 to December 31, 2012:

Period	Win Rate %

Q1 2011	3.33%
Q2 2011	3.23%
Q3 2011	2.52%
Q4 2011	2.27%
Q1 2012	2.93%
Q2 2012	3.10%
Q3 2012	3.13%
Q4 2012	3.00%

Revenue from VIP gaming promotion was $236,300,623 for the year ended December 31, 2012, as compared to $250,575,452 for the year ended December 31, 2011, a decrease of 5.7%, principally as a result of the following factors:

(i) reduced Rolling Chip Turnover, partially offset by the change in remuneration method from the fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model in September 2012;

(ii) continued tightening of credit as a result of slower expansion of China’s economy and managing bad debt risk; and

(iii) variations in the number of weekends and timing of visits to Macau.

The decrease was offset by the following factors, which had their greatest impact in the first two quarters of 2012:

(i) the increase in our network of junket agents;

(ii) continued growth of the Macau gaming markets;

(iii) increased cage capital as a result of reinvesting profits, use of increased lines of credit available from the Casino Operators, use of increased and shareholder loans; and

(iv) the full year operation of the Iao Kun VIP Room at the Galaxy Resort Macau opened on May 15, 2011.

Revenue from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 0.04% to 1.30% during the year ended December 31, 2012, from 1.26% during the year ended December 31, 2011 as a result of changing our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model beginning in September 2012. All of our VIP gaming rooms now operate under the revenue sharing model. Prior to the change, the VIP gaming rooms in the Star World Hotel and Casino, the Venetian Hotel and Casino and the Galaxy Resort Macau, all of which operated under the fixed commission model of 1.25% on Rolling Chip Turnover, constituted 97% of the Company’s revenue during the comparative period of 2011.

Availability of cage capital, our credit extension policies and the win rate in the VIP gaming rooms have the most significant impact on our revenue. As of December 31, 2011, the total available lines of credit was $55,263,000. As of December 31, 2012, the total available lines of credit are an aggregate of approximately $59,349,000, and the Casino Operators may extend temporary credit in excess of this amount.  Additional cage capital is available as a result of the reinvestment of profits and additional shareholder loans. As of September 1, 2012, all of our revenue is derived from the revenue sharing model, which has a higher risk of volatility than revenue earned under the fixed commission model. With the increase in the scale of operations and the number of gaming tables available to us, management believes the risk of loss is lower than in prior periods. Due to economic uncertainties in parts of Mainland China, we reduced the amounts of markers made available to junket agents and took steps to collect outstanding markers. The reduction in amounts made available to junket agents negatively impacted the growth in our total Rolling Chip Turnover during 2012. As a result, we continue our marketing efforts to increase our Rolling Chip Turnover by working with junket agents who can provide their own capital (“non-credit junket agent”). Rolling Chip Turnover is correlated with the availability of cage capital and the win rate in the VIP gaming room. In order to reduce the effects of the policy of tightening credit to junket agents, management continues to explore ways to enlarge its network of junket agents, including through the acquisition of Bao Li Gaming, and to implement a more attractive commission program for non-credit junket agents. We expect that the Chinese government will implement economic policies in the near future that will further stimulate the economy. If such policies are implemented and the Chinese economy improves as a result, we will consider increasing credit made available to junket agents.

The commission paid to junket agents decreased by $1,398,667, or 0.9%, during the year ended December 31, 2012, as compared to the same period in 2011 as a result of a decrease in total Rolling Chip Turnover. The commission paid to junket agents, as a percentage of Rolling Chip Turnover, was 0.85% for the year ended December 31, 2012, up from 0.78% for the year ended December 31, 2011, as a result of greater non-marker commission paid in 2012 and a smaller percentage of direct business in relation to total Rolling Chip Turnover. In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This also resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Sales, general and administrative expenses increased by approximately $1,790,585, or 10.82%, while revenue decreased by 5.7%, during the year ended December 31, 2012 as compared to 2011. Legal and professional fees increased by approximately $611,000 as a result of higher compliance costs and fees associated with our planned listing on the Hong Kong Stock Exchange as well as acquisition costs for Bao Li Gaming during 2012. Management salaries and director fees increased by approximately $286,000 as a result of an increase in the number of employees as well as increases in salaries.  Management fees increased by approximately $642,000 as a result of increased employee costs in Macau as well as the operation of a larger Iao Kun VIP Room in the Galaxy Resort Macau, which opened in May 2011, and the acquisition of Bao Li Gaming. While entertainment and hotel accommodation costs increased by approximately $590,000 during the year ended December 31, 2012, in the aggregate other VIP gaming room operating costs decreased by approximately $276,000 as a result of obtaining partial reimbursement from some junket agents and gaming patrons for entertainment and hotel costs.

The special rolling tax decreased by $178,174, or 8.94%, during the year ended December 31, 2012 as compared to the same period in 2011 as a direct result of the decrease in Rolling Chip Turnover. The percentage of the rolling tax to revenue from VIP gaming promotion remained consistent at approximately 0.8%.

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisitions of King's Gaming and Bao Li Gaming was $54,952,542 for the year ended December 31, 2012 as compared to operating income of $71,005,149, for the year ended December 31, 2011, a decrease of approximately 22.61%, principally as a result of lower Rolling Chip Turnover and higher commissions paid to non-marker junket agents in the current period. The decrease as a percentage of revenue from VIP gaming promotion was primarily due to higher commissions paid to non-marker junket agents in the current period and a smaller percentage of direct business in relation to total Rolling Chip Turnover.  In order to attract more non-credit junket agents, beginning on September 1, 2012, we provided an option for these large non-credit agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming and Bao Li Gaming, as a percentage of revenue from VIP gaming promotion was 26.1% for the year ended December 31, 2012, as compared to 30.4% for the year ended December 31, 2011.  The decrease as a percentage of revenue from VIP gaming promotion was due to higher commissions paid in the current period and a smaller percentage of direct business in relation to total Rolling Chip Turnover.

The change in the fair value of the contingent consideration resulted in a decrease to the contingent consideration liability for King’s Gaming of $14,612,297 due primarily to a decrease of approximately 45% in the market price of our ordinary shares and a lower forecasted gross profit level of King’s Gaming which, in turn, resulted in a decrease in the number of earn-out shares expected to be earned by the Sellers of King’s Gaming. Additionally, there was a decrease to the contingent consideration liability for Bao Li Gaming of $554,403 due primarily to a decrease of approximately 12% in the market price of our ordinary shares as compared to September 12, 2012. As required by FASB ASC Topic 805 on business combinations, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and Rolling Chip Turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profit and Rolling Chip Turnover are achieved over the earn-out period. Actual achievement of gross profit range and Rolling Chip Turnover Target for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position in the period of change in estimate.

Earnings per share (“EPS”) attributable to ordinary shareholders for the year ended December 31, 2012 was $1.66, for basic and fully diluted based upon the basic and fully diluted weighted average share count of 42,324,462 and 42,324,628, respectively.

Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the year ended December 31, 2012 was $1.46 for basic and fully diluted.

RESULTS OF OPERATIONS

Year ended December 31, 2011 Compared to the Year ended December 31, 2010

The following table sets forth certain information regarding our results for the years ended December 31, 2011 and 2010 (all figures are in $ thousands except ratios and percentages).

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change from 2010 to 2011
Revenue from VIP gaming operations	$250,575	$127,036	97%

Commission to junket agents	$155,969	$76,608	104%

Selling, general and administrative expenses	$16,550	$11,247	47%

Operating income after amortization of intangible assets including pre-acquisition income and before change in fair value of contingent consideration	$71,005	$37,296	90%

Percentage of operating income after amortization of intangible assets, including pre-acquisition income and before change in fair value of contingent consideration/Revenue from VIP gaming operations	28.34%	29.36%

Non-GAAP Financial Results

The following Non-GAAP financial results for the years ended December 31, 2011 and 2010 are used by management to evaluate the financial performance of the Company prior to the deduction of amortization of intangible assets related to the acquisition of King's Gaming (all figures are in $ thousands except ratios and percentages) (see Reconciliation of Non-GAAP to GAAP financial results on page 53).

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

	Year Ended December 31, 2011	Year Ended December 31, 2010	% change from 2010 to 2011
Rolling Chip Turnover	$19,931,385	$10,423,462	91%

Revenue from VIP gaming operations/Rolling Chip Turnover	1.26%	1.22%

Commission to junket agents/Rolling Chip Turnover	0.78%	0.73%

Selling, general and administrative expenses/Rolling Chip Turnover	0.08%	0.11%

operating income after amortization of intangible assets, including pre-acquisition income and before change in fair value of contingent consideration/Rolling Chip Turnover	0.36%	0.36%

Revenue from VIP gaming promotion was $250,575,452 for the year ended December 31, 2011, as compared to $127,036,361 for the year ended December 31, 2010, an increase of 97.3%, principally as a result of the following factors:

(i) the acquisition of King's Gaming effective November 1, 2010 and its network of junket agents;

(ii) recovery of the Macau gaming markets;

(iii) increased cage capital as a result of reinvesting profits, use of increased lines of credit available from the casino license holders, use of increased shareholder loans, and the use of warrant exercises proceeds of $35.5 million in October 2010; and

(iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011;

Revenue for the year ended December 31, 2011 from VIP gaming promotion increased in proportion to the increase in Rolling Chip Turnover due to the majority of our business earning revenues on a fixed 1.25% commission on Rolling Chip Turnover. Fixed commission of 1.25% is effectively equivalent to 2.9% of gross win as a percentage of Rolling Chip Turnover based on a 43% win share (2.9% x 0.43 = 1.25%). Gross win rate for the Iao Kun VIP Room at the MGM Grand Hotel and Casino was 4.23% through the period ended June 16, 2011. In January 2011, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel and Iao Pou decreased the number of gaming tables from 11 to six at the MGM Grand Hotel and Casino, and subsequently closed the VIP gaming room on June 16, 2011. The closure of the VIP gaming room at the MGM Grand Hotel and Casino did not materially impact our revenues for 2011 because the percentage of revenues in relationship to total Rolling Chip Turnover was less than 3% and the increase in business at our other three VIP gaming rooms.

Revenues from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 0.04% to 1.26% during the year ended December 31, 2011, up from 1.22% during the year ended December 31, 2010 due to the majority of our business earning revenues on a fixed 1.25% commission and the higher win rate at the Iao Kun VIP Room at the MGM Grand Hotel and Casino through the period ended June 16, 2011. The VIP gaming rooms in the Star World Hotel and Casino, the Venetian Hotel and Casino and the Galaxy Resort Macau constitute over 97% of the Company’s revenue. The gross win rate for the Iao Kun VIP gaming room in MGM Grand Hotel and Casino was 4.23% for the year ended December 31, 2011, above the effective gross win average of 2.9% under the 1.25% fixed commission scheme.

Availability of cage capital has the most significant impact on revenues. During 2011, additional cage capital was made available as a result of increased lines of credit provided by the casino license holders. The total lines of credit were $55,263,000.  Additionally, during 2010, additional cage capital was made available as a result of warrant exercises in October 2010 resulting in the Company receiving $35.5 million, reinvestment of profits and additional shareholder loans. Over 97% of our revenues were based upon a fixed commission on Rolling Chip Turnover of approximately $19,458,960,000. As a result, we are able to concentrate our marketing efforts and increase our rolling chip turnover. Rolling Chip Turnover is impacted by the availability of cage capital. With the increase in cage capital, we can increase our Rolling Chip Turnover, which then results in increased revenues under the fixed commission revenue model.  Since June 16, 2011, all of our revenue is based upon a fixed commission on Rolling Chip Turnover.

The commission paid to junket agents increased by $79,360,792, or 103.6%, during the year ended December 31, 2011 as compared to the same period in 2010 as a result of an increase in Rolling Chip Turnover. The commissions to junket agents, as a percentage of Rolling Chip Turnover, was 0.78% for the year ended December 31, 2011, up from 0.73% for the year ended December 31, 2010, as a result of greater non-marker commissions paid in 2011 and a smaller percentage of direct business in relation to total Rolling Chip Turnover. An increase in Rolling Chip Turnover may decrease the percentage of direct business which may result in a higher percentage of commissions paid to junket agents in relation to the revenue received.

Sales, general and administrative expenses increased by approximately $5,303,449, or 47.2%, while revenues increased by 97.3%, during the year ended December 31, 2011 as compared to 2010. Management salaries and director fees increased approximately $211,000 as a result of employment contracts and director fees initiated in the first half of 2010.  Management fees increased approximately $1,580,000 as a result of the expansion of operations at the Iao Kun VIP Room in the Star World Hotel and Casino in Downtown Macau as well as the addition of King’s Gaming in November 2010 and the Iao Kun VIP Room in the Galaxy Resort Macau in May 2011. Additional increased operating costs in the VIP gaming rooms were approximately $3,325,000 as a result of our expanded operations and the addition of King’s Gaming and the Iao Kun VIP Room in the Galaxy Resort Macau in May 2011. Our investor relations expenses increased by approximately $259,000 in 2011 due to increased investor relations activities. The percentage of VIP gaming room administrative costs and other selling, general and administrative expenses may decrease in relation to revenues received as most of these costs are fixed in nature or are not impacted by changes in revenues.

The special rolling tax increased by $950,808, or 91.2%, during the year ended December 31, 2011 as compared to 2010 as a direct result of an increase in Rolling Chip Turnover. The percentage of the rolling tax to revenue remained consistent at 0.08%

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisition of King's Gaming, was $71,005,149 for the year ended December 31, 2011 as compared to operating income of $37,296,250, including pre-acquisition profit, for the year ended December 31, 2010, an increase of approximately 90.4%, principally as a result of (i) the continued recovery of the Macau gaming markets from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010, and its network of junket agents; (iii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and warrant exercises that provided $35.5 million in October 2010, and (iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.  Operating income after amortization of intangible assets and before the change in the fair value of contingent consideration for the acquisition of King's Gaming as a percentage of VIP gaming revenues was 28.3% for the year ended December 31, 2011 as compared to 29.4% for the year ended December 31, 2010.  The decrease as a percentage of VIP gaming revenues was due to higher commissions paid to non-marker junket agents in the current period, a smaller percentage of direct business in relation to total Rolling Chip Turnover and amortization of intangible assets

Our Non-GAAP income,before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming, was $76,063,353 for the year ended December 31, 2011 as compared to income of $38,139,311, including pre-acquisition profit, for the year ended December 31, 2010, an increase of approximately 99.4%, principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010 and its network of junket agents; (iii) increased cage capital as a result of reinvesting profits, investing increased lines of credit from the casino license holders, investing increased shareholder loans, and investing warrant exercises of $35.5 million in October 2010, and (iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.  Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming, as a percentage of VIP gaming revenues was 30.4% for the year ended December 31, 2011 as compared to 30.0% for the year ended December 31, 2010.  The decrease as a percentage of VIP gaming revenues was due to higher commissions paid in the current period, a smaller percentage of direct business in relation to total Rolling Chip Turnover and a higher win rate for the Iao Kun VIP Room at the MGM Grand Hotel and Casino during the current period.

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

During June 2011, we issued 12,050,000 ordinary shares to Spring Fortune pursuant to the incentive share provisions of the merger agreement with AGRL.  Additionally, we issued 4,210,000 shares as a result of the filing of Form 20-F for the fiscal year ended December 31, 2010 in May of 2011 pursuant to the provisions of the merger agreement.  The shares are considered to be issued as part of our merger and therefore have been treated as issued for no additional cost or compensation.

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

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the years ended December 31, 2012, 2011 and 2010, differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our unaudited net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010

Net Income attributable to ordinary shareholders	$70,119,242	$77,253,510	$32,966,865

Amortization of intangible assets	6,622,238	5,058,204	843,061

Prior Owners' Interest in Pre-Acquisition Profit	-	-	4,329,385

Change in fair value of contingent consideration	(15,166,700)	(6,248,361)	-

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$61,574,780	$76,063,353	$38,139,311

	For the Year Ended December 31, 2012		For the Year Ended December 31, 2011		For the Year Ended December 31, 2010
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$1.66	$1.66	$2.07	$2.00	$2.33	$1.88

Amortization of intangible assets	0.16	0.16	0.14	0.13	$0.06	$0.05

Prior Owners' Interest in Pre-Acquisition Profit	-	-	-	-	$0.31	$0.25

Change in fair value of contingent consideration	(0.36)	(0.36)	(0.17)	(0.16)	$-	$-

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$1.46	$1.46	$2.04	$1.97	$2.69	$2.17

Liquidity and Capital Resources

As of December 31, 2012, total available cage capital in Macau was approximately $262,350,959.  The total available cage capital is comprised of markers receivable of approximately $241,706,663 and cash, cash chips and non-negotiable chips of approximately $20,644,296.  AERL’s loans from related parties decreased from $62,641,619 as of December 31, 2011 to $62,214,078 as of December 31, 2012, a decrease of $427,541. $60,000,000 of the related party loans are convertible long-term loans.  AERL’s related parties have guaranteed the lines of credit with the Casino Operators, as well as uncollectible markers receivable (if any), which further reasonably demonstrates the strong commitment from the principals to the continued success of the Company.

As of December 31, 2012, AERL had total cash and cash equivalents balance of $20,644,296. Cash and cash equivalents provided by operations was $46,428,105 for the year ended December 31, 2012 compared to cash provided by operations of $5,280,509 for the year ended December 31, 2011 as a result of our tightening credit to junket agents and strengthening collection efforts on outstanding markers receivable. The Company’s credit risk is primarily attributable to markers receivable which are guaranteed by Mr. Lam, Mr. Vong, Mr. Mok and Mr. Lou. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. With respect to markers receivable, credit evaluations are performed on all junket agents and direct gaming patrons. These evaluations focus on the junket agent or direct gaming patron’s past history of making payments when due and current ability to pay, and take into account information specific to the junket agents and direct gaming patrons as well as analysis of the economic environment from which the junket agents and direct gaming patrons come from. As of December 31, 2012, management believes that there is no concentration of credit risk related to markers receivable.

We have available lines of credit of approximately $59,348,712 from Casino Operators, of which $34,799,982 was outstanding as of December 31, 2012. The lines of credit may be increased from time to time at the discretion of the Casino Operators.

If the Casino Operators decide not to renew the lines of credit in any given month, Rolling Chip Turnover may be reduced as a result of reducing credit extended to junket agents and gaming patrons for gaming purposes. As a result, the amount of the reduced Rolling Chip Turnover, our gaming revenue from the Casino Operators and our net operating income would also be reduced.

Our expected sources of repayment of the Lines of Credit are the repayment of markers receivable from junket agents and gaming patrons as well as receivables due from the Casino Operators.

In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This may result in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

We paid dividends on September 2, 2011, totaling $3,880,406 and on April 18, 2012 totaling $7,529,000. Additionally, we paid a dividend of $5,093,128 on August 31, 2012. We estimate an additional dividend will be declared and paid in 2013 amounting to approximately $4,142,000. We expect to pay the dividend of $0.12 per outstanding ordinary share after our-6-month results every year.

During the year ended December 31, 2012, we repurchased an aggregate of 1,273,947 ordinary shares for an aggregate purchase price of $4,166,483 pursuant to the 2012 share repurchase program.

We made cash payments of $9,000,000 and $15,000,000 for the acquisitions of King’s Gaming and Bao Li Gaming, respectively.

Future Sources and Uses of Cash

We expect that our future liquidity and capital requirements will be affected by:

•	Capital requirements related to prior and future acquisitions;

•	Cash flow from acquisitions;

•	Working capital requirements;

•	Funds obtained as a result of the exercise of our Unit Purchase Option;

•	Dividend distributions;

•	Repurchase of outstanding shares;

•	Funds raised through the sale of our securities; and

•	Earnings accumulated and reinvested.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

We have the following long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities as of December 31, 2012:

	Payments due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years

Shareholder Loans	$62,214,078	(1)	$2,214,078	$60,000,000	$-	$-
Operating Lease Obligations	35,348	(2)	35,348	-	-	-
Management Agreements	6,806,667	(3)	6,806,667	-	-	-
Employment Agreements	2,496,521	(4)	860,590	1,635,931	-	-
Contingent Consideration	50,294,981	(5)	9,000,000	41,294,981	-	-
	$121,847,595		$18,916,683	$102,930,912	$-	$-

(1)	Loans payable ($62,214,078) to Messrs. Lam and Vong;

(2)	Office leases in Hong Kong and Macau for executive offices which expire in September 2013. Minimum future lease payments are $35,348 during the year ended December 31, 2013;

(3)	Management agreements between three of AGRL’s VIP gaming promoters and Pak Si Management and Consultancy Limited of Macau, pursuant to which that company is responsible for the hiring and management of staff at the VIP gaming rooms promoted by the VIP gaming promoters in Macau. Each of the management agreements is for a one-year term, subject to renewal;

(4)	Employment agreements with certain of our executive officers, as described under Item 6.B.; and

(5)	Contingent consideration ($50,294,981) due to the former owners of King’s Gaming and Bao Li Gaming.

Other Events

On March 26, 2013, the Company issued a press release announcing fourth quarter and year 2012 financial results. A copy of the press release is attached as Exhibit 99.1.

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

In accordance with long standing industry practice in Macau, the Promoter Companies’ operations in Grand Waldo Hotel and Casino, Star World Hotel and Casino and MGM Grand Hotel and Casino had similar revenue and loss sharing arrangements. Under these arrangements, Sang Heng, Spring and Iao Pou shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Promoter Companies. Typically, wins and losses are allocated as 40.25% to 49% of net gaming wins on a pre-gaming tax basis. The Promoter may or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

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

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters could not exceed 1.25% of rolling chip volumes regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires. The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters, casino operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of rolling chip turnover. Management had requested that the MGM Grand Hotel and Casino revise the Iao Pou Agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of rolling chip turnover. MGM Grand Hotel and Casino declined the request to allow for fixed commissions. The Company closed its VIP gaming room in the MGM Hotel and Casino on June 16, 2011. The Sang Lung and King’s Gaming arrangements were also based on 1.25% of the rolling chip turnover. Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $18,149,348,000, $19,931,385,000 and $10,423,462,000 during the years ended December 31, 2012, 2011, and 2010 respectively.

On August 1, 2012, the Company announced that beginning on September 1, 2012, it would be changing its remuneration model from a fixed commission model of 1.25% of the rolling chip turnover to a win and loss sharing model. The decision to change from the fixed commission model to the sharing model was made as a result of the Company’s expansion into four VIP gaming rooms, giving it the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a new program for junket agents that provide their own credit to gaming patrons, allowing the junket agent to assume some of the risk of gaming losses and receive increased commissions as a result of gaming wins. Win rate was 3.03% and 2.77% during the years ended December 31, 2012 and 2011, respectively.

VIP Gaming Room Cage and Marker Accounting

As of December 31, 2009 and through the period prior to the reverse merger on February 2, 2010, the Promoter Companies did not extend credit to junket agents. Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies. Subsequent to the acquisition of AGRL by AERL, the operations and extension of credit by the cage became controlled by the Company through the Promoter Companies and Messrs. Lam and Vong assigned the assets of the cage to AERL and its subsidiaries as a loan in the amount of $20,220,000 to enable AERL and its subsidiaries to extend credit to the VIP gaming promoters and not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. At December 31, 2012, the loan amounted to $62,214,078. On April 18, 2011, to memorialize such loans we issued an interest-free convertible note for $30 million to each of Mr. Lam Man Pou and Mr. Vong Hon Kun (for an aggregate amount of $60 million).  The notes expire on April 18, 2014 and are convertible into our ordinary shares at a price of $20 per share at the option of the holder and callable at our option at a price of $20 per share if the closing price of our ordinary shares for any ten consecutive trading days exceeds $25.

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

With the completion of the acquisition of AGRL by AERL, the Company, through the Promoter Companies, extends credit to junket agents. A majority of the Company’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of markers from foreign junket agents is affected by a number of factors including changes in economic conditions in the junket agents’ home countries.

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

The Company regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition of AGRL by AERL, Messrs. Lam and Vong guaranteed all markers receivable in the Company’s VIP gaming rooms. The guarantees by Messrs. Lam and Vong do not cover markers receivable attributable to the junket agent networks of Mr, Mok or Mr. Lou, as described below. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. Upon the acquisition of King’s Gaming, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms. Upon the acquisition of Bao Li Gaming, Mr. Lou guaranteed the collection of all markers receivable attributable to Mr. Lou and his network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015.

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

Fair Market Value of Contingent Consideration

A total liability of $83,718,658 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the gross profit targets. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Company’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Company’s statement of operations and financial position in the period of change in estimate. Fluctuations in the market value of the Company's ordinary shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

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

	December 31,	December 31,	December 31,
	2012	2011	2010
Period end HK$:US$ exchange rate	$7.75	$7.78	$7.77
Average annual HK$:US$ exchange rate	$7.76	$7.78	$7.77

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors consists of nine (9) directors divided into three classes, each of which serves for a term of three years, with only one class of directors being elected in each year. All of the current directors other than João Manuel Santos Ferreira, George Chui Vai Hou, and Yeung Lun Allan, and Peter Li were initially elected by the shareholders at the time of the acquisition of AGRL. Messrs. Ferreira, Chui and Yeung were initially appointed by the existing directors on April 7, 2010. Peter Li was initially elected by the shareholders at our 2011 annual meeting on December 13, 2011. The directors serve as follows:

•	in the class to stand for reelection in 2013: Lam Man Pou, Vong Hon Kun and George Chui Vai Hou;

•	in the class to stand for reelection in 2014: Peter Li, Raymond Li Chun Ming, and Yeung Lun Allan; and

•	in the class to stand for reelection in 2015: Leong Siak Hung, James R. Preissler and João Manuel Santos Ferreira.

Our executive officers are:

Name	Position

Lam Man Pou	Chairman and Chief Marketing Officer

Leong Siak Hung	Chief Executive Officer

Raymond Li Chun Ming	Chief Financial Officer

Vong Hon Kun	Chief Operating Officer

Sylvia Lee	Executive Vice President

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

Lam Man Pou, age 49, has been the chairman and chief marketing officer and a director of the Company since February 2010 and has been the chairman, chief marketing officer and a director of AGRL since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing AGRL’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Leong Siak Hung, age 42, has served as the Chief Executive Officer and a director of the Company since February 2010 and has served as the chief executive officer and a director of AGRL since its formation and is responsible for the direct general administration of the Company and the Company’s strategic planning and expansion. Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China. From November 2001 through June 2003, he was chief executive officer of National Craft Industrial Co. Ltd, a toys manufacturing company in China. From July 2003 to June 2006, he was chief executive officer of Idea Kids Toy Co. Ltd. and Genesis Industrial Co. Ltd. Since July 2006, he has been chairman of Idea Kids Toy Co., Ltd, a toy manufacturing company in China, and also has been chairman of Genesis Industrial Co., Ltd, a toy manufacturing company in Macau. From July 2006 to December 31, 2009, he was chairman of Zhuhai Zhongzhu Real Estate Development Company Ltd, a real property developer. He has acted as management advisor for Mr. Lam in respect of general administration and human resources management for VIP gaming rooms since May 2006. Mr. Leong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Raymond Li Chun Ming, age 55, has served as the chief financial officer and a director of the Company since February 2010 and has served as chief financial officer and a director of AGRL since its formation and is responsible for the accounting and finance of the Company. Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants. He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants. He is a graduate of Hong Kong Polytechnic University, Department of Accounting. From July 1984 through July 2005 he worked as senior manager for Tony C. M. Yau & Company, Certified Public Accountant, in Hong Kong, where he was engaged in auditing, accounting and corporate services. From August 2005 through July 2006 he worked as a consultant for K Li Business Consultancy Limited, where he was engaged in the provision of corporate and financial advisory services. Since August 2006 he has been an executive director of Klis & Associates CPA Limited, Certified Public Accountants, in Hong Kong. In September 2004, he was appointed as an independent non-executive director of Benefun International Holding Limited, a Hong Kong publicly listed company engaged in the sales of plantation products, property development, garment manufacturing and retailing, and held such position until May 2009. He has acted as an advisor to Mr. Lam in respect of the financial management of the VIP gaming rooms since May 2006. Mr. Li’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Vong Hon Kun, age 47, has served as the chief operating officer and a director of the Company since February 2010 and has served as chief operating officer and a director of AGRL since its formation and is responsible for the day-to-day operation of the Company and developing the VIP gaming patron market in mainland China and the junket agent network throughout that country. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 20 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

James R. Preissler, age 39, has served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York

João Manuel Santos Ferreira, age 59, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan, age 56, has served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr. Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

George Chui Vai Hou, age 45, has served as a director of the Company since April 7, 2010. Mr. Chui has been Executive Director of Wai Luen Import & Export Company Limited in Macau since 1998. Since December 2008, he has also been Executive Director of Ieng Tat Investment & Development Company Limited, a Macau company engaged in investment activities. From December 2000 to June 2006, he was also Executive Director of Tai Chong Ip (Group) Company Limited, a real estate trading company in Macau. Mr. Chui has also been invited and serves as a Member of the 9th, 10th and 11th Guangzhou Committees of the Chinese People’s Political Consultative Conference of China, which are consultative committees for the Conference. He received a Bachelor’s degree in Social Sciences with First Class Honours, majoring in accounting and statistics, from the University of Southampton in the United Kingdom and also holds a Master of Science degree in International Banking and Financial Studies from the same university. Mr. Chui’s business address is 13A Seng Vo Kok, 405 Rua De Amizade, Macau.

Peter Li, age 48, has served as our director since December 2011. Mr. Li served as a director of CS China from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Mr. Li is currently chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China. Mr. Li is an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT) and Yuhe International Inc.(PK.YUII). Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada.

Sylvia Lee, age 48, became our executive vice president in April 2010. She served as the president, chief financial officer and secretary of CS China from its inception until June 2008 and as a director of the Company from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

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

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2012:

Name and Principal Position	Fees Earned or Paid in Cash (US$)	Ordinary Shares (US$)	Total (US$)
Lam Man Pou, Chairman and Chief Marketing Officer	126,462	—	126,462
Leong Siak Hung, Chief Executive Officer	262,217	—	262,217
Raymond Li Chun Ming, Chief Financial Officer	192,777	—	192,777
Vong Hon Kun, Chief Operating Officer	126,462	—	126,462
Sylvia Lee, Executive Vice President	30,000	20,000	50,000

(1) Our board of directors determined that the valuation price of our ordinary shares with respect to the 2012 equity compensation was $3.30.

AGRL has entered into employment agreements with its four executive officers that became effective upon the closing of our acquisition of AGRL. The following table sets forth certain information about these employment agreements as of December 31, 2012.

Officer	Position	Term	Annual Salary
Leong Siak Hung	Chief Executive Officer	Three Years	$262,217
Raymond Li Chun Ming	Chief Financial Officer	Three Years	$192,777
Lam Man Pou	Chief Marketing Officer	Five Years	$126,462
Vong Hon Kun	Chief Operating Officer	Five Years	$126,462

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

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. The directors of the Company are entitled to receive an aggregate of 54,549 ordinary shares for fiscal 2012. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2012.

Name	Fees Earned or Paid in Cash (US$)	Ordinary Shares(1) (US$)	Total (US$)
Raymond Li Chun Ming	35,000	20,000	55,000
Yeung Lun Allan	38,000	20,000	58,000
Lam Man Pou	30,000	20,000	50,000
Vong Hon Kun	30,000	20,000	50,000
George Chui Vai Hou	38,000	20,000	58,000
Leong Siak Hung	30,000	20,000	50,000
James R. Preissler	40,000	20,000	60,000
Manuel Santos Ferreira	38,000	20,000	58,000
Peter Li	38,000	20,000	58,000

(1)	Our board of directors determined that the valuation price of our ordinary shares with respect to the 2012 directors’ equity compensation was $3.30.

Incentive Plan

On December 13, 2011, our shareholders approved the the Asia Entertainment & Resources Ltd. 2011 Omnibus Securities and Incentive Plan (the “2011 Incentive Plan”). The purpose of the 2011 Incentive Plan is to assist us to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants, to us and our affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of our shareholders. Awards under the 2011 Incentive Plan are limited in the aggregate to 200,000 ordinary shares. As of the date of this Annual Report, there are149,600 ordinary shares available for issuance under the 2011 Incentive Plan. We plan to issue 60,610 ordinary shares for the equity portion of 2012 compensation.

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

Certain U.S. Federal Income Tax Consequences of the 2011 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to the Company, were it subject to U.S. federal income taxation on a net income basis, and to participants under the 2011 Incentive Plan who perform services for the Company and who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of options, which include ISOs and non-qualified share options, SARs, restricted shares, performance shares, performance units, restricted share units, dividend equivalent rights and unrestricted shares. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of the Company, to deduct certain compensation for U.S. federal income tax purposes, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of a share option with previously-acquired ordinary shares of the Company. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants, which are discussed generally in the Company’s most recent Form 20-F as filed with the Securities and Exchange Commission. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2011 Incentive Plan or ordinary shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2011 Incentive Plan or ordinary shares issued pursuant thereto.

A U.S. participant generally does not recognize taxable income upon the grant of an option. Upon the exercise of a non-qualified share option, the participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price therefor, and the Company would be entitled to a deduction as compensation for such amount at that time. If the U.S. participant later disposes the ordinary shares acquired under a non-qualified share option, the U.S. participant generally recognizes a short-term or long-term gain or loss, depending upon the period for which the ordinary shares were held thereby. A long-term capital gain generally is subject to more favorable tax treatment than a short-term capital gain or ordinary income. The deductibility of capital losses is subject to certain limitations. Upon the exercise of an ISO, a U.S. participant generally does not recognize taxable income. If the U.S. participant disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the U.S. participant, the U.S. participant generally recognizes a long-term capital gain or loss, and the Company would not be entitled to a compensation deduction. However, if the U.S. participant disposes of such ordinary shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and the Company, generally would be entitled to deduct such amount.

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

	2010	2011	2012
Number of Employees	14	14	17

The staffing of the VIP gaming rooms is outsourced.

E.	Share Ownership

See Item 7, below.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 29, 2013 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. Our major shareholders do not have different voting rights than our non-majority shareholders. Percentages of ownership are based on 40,451,164 ordinary shares outstanding as of March 29, 2013. Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Chien Lee(1)	1,853,682	(2)	4.6%
Sylvia Lee(1)	1,853,682	(2)	4.6%
Vong Hon Kun(3)	6,570,242		16.2%
Lam Chou In(3)	5,018,135		12.4%
Lam Man Pou(3)	4,887,245		12.1%
Chui Vai Hou, George(3)	5,164		* %
James R. Preissler(4)	216,057		* %
Leong Siak Hung(5)	867,288		2.1%
Li Chun Ming, Raymond(3)	5,790		* %
Peter Li	171,273		*
Joao Manuel Santos Ferreira(3)	5,164		* %
Yeung Lun, Allan(3)	5,164		* %
All of our directors and executive officers as a group (10 individuals)	14,587,069		36.1%

*	Less than 1%.

(1)	The business address of Mr. and Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

(2)	Represents 5,790 ordinary shares owned jointly by Mr. and Mrs. Lee and 1,847,892 ordinary shares held by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee.

(3)	Each of these persons maintains a business address at 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

(4)	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.

(5)	Shares are held by Legend Global International Limited, of which Leong Siak Hung, director, has sole voting and dispositive power over the shares owned by it, which shares constitute all of the shares beneficially owned by Mr. Leong. The business address of Legend Global International Limited is Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.

As of March 29, 2013, we believe that 10 holders of record of approximately 43% of our outstanding ordinary shares reside in the United States.

We are not aware of any arrangements that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

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

Star World Hotel and Casino has extended a credit line of $27.2 million to Sang Heng which is guaranteed by Mr. Lam. Galaxy Macau Resort has extended a credit line of $25.6 million to Sang Lung which is guaranteed by Mr. Lam. These credit lines are used to advance funds to junket agents and gaming patrons so that the junket agents can provide gaming patrons with credit at the Iao Kun VIP Rooms operated by Sang Heng at the Star World Hotel and Casino and by Sang Lung at the Galaxy Macau Resort. The credit lines are non-interest bearing, and Mr. Lam is not compensated by AGRL for the guarantee.

The Venetian Resort Hotel has extended a credit line of $3.85 million to King’s Gaming, which is guaranteed by Mr. Vong and Mr. Mok. The credit line is used to advance funds to junket agents and gaming patrons so that the junket agents can provide gaming patrons with credit at the Wenzhou VIP gaming room promoted by King’s Gaming at the Venetian Resort Hotel. The credit line is non-interest bearing and Mr. Vong and Mr. Mok are not compensated by AGRL for the guarantees.

From time to time, Mr. Lam makes small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam is not otherwise compensated for making such loans.

City of Dreams Hotel & Casino has extended a credit line of $3.9 million to Bao Li Gaming, which is guaranteed by Mr. Lou. The credit line is used to advance funds to junket agents and gaming patrons so that the junket agents can provide gaming patrons with credit at the VIP gaming room promoted by Bao Li Gaming at City of Dreams Hotel & Casino. The credit line is non-interest bearing and Mr. Lou is not compensated by AGRL for the guarantee.

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

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si, owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Sang Heng pays Pak Si approximately US $180,000 per month for the VIP gaming room at Star World Hotel; King’s Gaming pays approximately US $103,000 per month for the VIP gaming room at the Sands Cotai Central; Bao Li Gaming pays approximately US $103,000 per month for the VIP gaming room at City of Dreams Hotel & Casino; and Sang Lung pays approximately $180,000 per month for the VIP gaming room at the Galaxy Resort, Macau. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Total staff at each operation, including executives, is approximately 100 people. Such agreements are for one-year terms effective January 1, 2010. Similar agreements were made with Ms. Tam for each of the two preceding years, including for the VIP gaming room at the MGM Grand Hotel and Casino which is now closed.

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

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
Annual Highs and Lows
2013*	5.00	2.98	—	—	—	—
2012	7.24	2.40	—	—	—	—
2011	12.41	6.90	—	—	—	—
2010	11.55	4.96	1.90	0.25	10.01	6.50
2009	6.00	4.70	0.63	0.03	6.70	4.85
Quarterly Highs and Lows
2013
First Quarter	5.00	2.98	—	—	—	—
2012
First Quarter	7.24	5.47	—	—	—	—
Second Quarter	6.80	3.66	—	—	—	—
Third Quarter	4.45	2.40	—	—	—	—
Fourth Quarter	4.37	2.70	—	—	—	—
2011
Fourth Quarter	7.49	4.72	—	—	—	—
Third Quarter	10.87	5.39	—	—	—	—
Second Quarter	10.75	5.50	—	—	—	—
First Quarter	12.41	8.32	—	—	—	—
Monthly Highs and Lows
March 2013*	4.35	3.61	—	—	—	—
February 2013	4.80	3.36	—	—	—	—
January 2013	5.00	2.98	—	—	—	—
December 2012	3.48	2.70	—	—	—	—
November 2012	4.37	3.30	—	—	—	—
October 2012	3.98	2.83	—	—	—	—
September 2012	3.80	2.94	—	—	—	—

*     Through March 28, 2013

The closing bid price for our ordinary shares on March 28, 2013 was 4.12.

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

On September 12, 2012, we consummated the transactions contemplated by that certain Profit Interest Purchase Agreement dated as of September 12, 2012, among us, Bao Li Gaming, Mr. Lou Kan Kuong and Mr. Lei Kam Keong, pursuant to which we acquired 100% of the profit interest in Bao Li Gaming. For further details about such agreement, please refer to the section titled “Acquisition of Bao Li Gaming Promotion Limited” under Item 4.A. herein.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

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

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “ — Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Global Market. Although our ordinary shares are currently listed on the Nasdaq Global Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid in respect to our ordinary shares.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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

Based on the composition (and estimated values) of the assets and the nature of our income and our subsidiaries during our 2012 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2012 taxable year, there can be no assurance in respect to our PFIC status for our 2012 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2013) taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax puropses in respect to:

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

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

If a U.S. Holder has made a QEF election in respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

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

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available in respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from, the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under recently issued proposed regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the QEF rules discussed above under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to regular U.S. federal income tax that such holder maintains or maintained at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8939 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

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

There were no material modifications to the rights of our shareholders during fiscal year 2012.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, who is our principal executive officer, and Chief Financial Officer, who is our principal financial officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2012 were effective.

Disclosure controls and procedures are designed to provide that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2012. The registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Asia Entertainment & Resources Ltd.

We have audited Asia Entertainment & Resources Ltd. and its subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Asia Entertainment & Resources Ltd. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows of Asia Entertainment & Resources Ltd. and its subsidiaries, and our report dated April 5, 2013 expressed an unqualified opinion.

/s/ UHY LLP

New York, New York April 5, 2013

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The business address of UHY LLP is 19 West 44 th Street, New York, New York 10036.

The following is a summary of fees paid or to be paid by us to UHY LLP for services rendered as the principal accountant.

	Year Ended December 31, 2011	Year Ended December 31, 2012

Audit Fees – UHY LLP	$321,025	$416,400

Audit-Related Fees – UHY LLP	-	-

Tax Fees – UHY LLP	-	-

All Other Fees – UHY LLP	-	-

Audit fees billed by UHY LLP during the fiscal years ended December 31, 2011 and 2012 related to professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 20-F for those fiscal periods, the review of our financial information included in semi-annual Reports of Foreign Private Issuer on Form 6-K, and our registration statements and proxy statement filings.

Audit Committee Pre-Approval

We do not rely on pre-approval policies and procedures. Our audit committee approved the services described above relating to the 2011 and 2012 fiscal years.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

There are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under listing standards of NASDAQ.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
2.1	Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune Investment Ltd (included as Annex A to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)
2.2	Amendment No. 4 to Stock Purchase Agreement, dated April 18, 2011, among Asia Entertainment & Resources Ltd., AGRL, and Spring Fortune Investment Ltd(8)
2.3	Profit Interest Purchase Agreement, dated November 10, 2010, by and among Asia Entertainment & Resources Ltd. and King’s Gaming Promotion Limited, Mr. Mok Chi Hung and Mr. Wong Hon Meng(5)
2.4	Profit Interest Purchase Agreement, dated September 5, 2012, by and among Asia Entertainment & Resources Ltd. and Bao Li Gaming Promotion Limited, Mr. Lou Kan kuong and Mr. Lei Kam Keong (14)
3.1	Form of Second Amended Memorandum and Articles of Association (included as Annex D to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)
4.1	Specimen Unit Certificate(1)
4.2	Specimen Ordinary Share Certificate(2)
4.3	Specimen Warrant Certificate(1)
4.4	Form of Unit Purchase Option granted to EarlyBirdCapital, Inc.(1)
4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and registrant(1)
10.1	Form of Escrow Agreement among CS China Acquisition Corp., Spring Fortune Investment Ltd, Spring Fortune Investment Ltd Designee(s) and Continental Stock Transfer & Trust Company(3)
10.2	Employment Agreement, dated October 6, 2009 between AGRL and Leong Siak Hung(3)
10.3	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Leong Siak Hung (13)
10.4	Employment Agreement, dated October 6, 2009 between AGRL and Raymond Li Chun Ming(3)
10.5	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Raymond Li Chun Ming (13)
10.6	Employment Agreement, dated October 6, 2009 between AGRL and Lam Man Pou(3)
10.7	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Man Pou (13)
10.8	Employment Agreement, dated October 6, 2009 between AGRL and Vong Hon Kun(3)
10.9	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Vong Hon Kun (13)
10.10	Employment Agreement, dated November 10, 2010, between the Company and Wong Hon Meng (7)
10.11	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Wong Hon Meng (13)
10.12	Employment Agreement, dated February 2, 2010, between the Company and Lam Chou In(13)
10.13	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Chou In (13)
10.14	Employment Agreement, dated November 2010, between the Company and Mok Chi Hung(13)
10.15	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Mok Chi Hung (13)
10.16	Management Service Contract dated January 1, 2010 between Iao Pou Gaming Promotion Limited and Pak Si Management and Consultancy Limited(3)
10.17	Management Service Contract dated January 1, 2010 between Sang Heng Gaming Promotion Company Limited and Pak Si Management and Consultancy Limited(3)
10.18	VIP Junket Promotion Agreement, dated January 18, 2008 between Gillmann Investments Asia, Ltd. and Doowell Limited(3)

10.19	VIP Gaming Promotion Agreement, dated November 14, 2008 between Unicorn Incorporation and Champion Lion Limited(3)
10.20	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Lung Gaming Promotion Company Limited(13)
10.21	Profit Interest Agreement, dated February 2, 2010 between Well Mount International Limited and Doowell Limited(3)
10.22	Profit Interest Agreement, dated February 2, 2010 between Link Bond International Limited and Champion Lion Limited(3)
10.23	Profit Interest Agreement, dated February 2, 2010 between Foxhill Group limited and Iao Pou Gaming Promotion Limited(3)
10.24	Profit Interest Agreement, dated February 2, 2010 between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Company Limited(3)
10.25	Form of Share Purchase Agreement (included Exhibit 10.1 to the Report of Foreign Issuer on Form 6-K filed on January 29, 2010 and incorporated herein by reference)
10.26	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Chien Lee(1)
10.27	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Sylvia Lee(2)
10.28	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Michael Zhang(2)
10.29	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and registrant(1)
10.30	Form of Stock Escrow Agreement between registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders(1)
10.31	Form of Letter Agreement between registrant and CS Capital USA, LLC regarding administrative support(2)
10.32	Form of Registration Rights Agreement among registrant and the Initial Shareholders(2)
10.33	Form of Subscription Agreement among registrant, EarlyBirdCapital, Inc., Graubard Miller and each of CS Capital USA, LLC, Bill Haus, James Preissler, Peter Li and William B. Heyn(1)
10.34	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Bill Haus(1)
10.35	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Jim Preissler(1)
10.36	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Peter Li(1)
10.37	Letter Agreement among registrant, EarlyBirdCapital, Inc. and William B. Heyn(1)
10.38	Form of Indemnification Agreement between registrant and, separately, each of its directors and executive officers(6)
10.39	Loan Agreement and Guaranty dated as of February 2, 2010 between Lam Man Pou and Vong Hon Kun and AGRL(6)
10.40	Form of Amendment to Profit Interest Agreements(6)
10.41	Convertible Term Note issued by the Company to Lam Man Pou dated April 18, 2011(8)
10.42	Convertible Term Note issued by the Company to Vong Hon Kun dated April 18, 2011(8)
10.43	Lock-up Agreement by and among the Company and Lam Man Pou dated April 18, 2011(8)
10.44	Lock-up Agreement by and among the Company and Vong Hon Kun dated April 18, 2011(8)
10.45	Lock-up Agreement by and among the Company and Lam Chou In dated April 18, 2011(8)
10.46	Lock-up Agreement by and among the Company and Legend Global International Limited dated April 18, 2011(8)
10.47	Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)(9)
10.48	Star World Hotel and Casino Gaming Promoter Loan Contract dated June 30, 2008 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Lam Man Pou (10)
10.49	Venetian Macau Limited Junket Credit Agreement dated March 29, 2011 by and between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Limited.(10)
10.50	Profit Interest Agreement by and between Super Number and Sang Lung dated as of July 1, 2011(12)
10.51	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Heng Gaming Promotion Company Limited(13)

10.52	Star World Casino Gaming Promoter Loan Contract dated February 9, 2010 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Vong Hon Kun(10)
10.53	Lease, dated September 6, 2011, between AGRL and Hong Yip Service Company Limited(13)
10.54	Employment Agreement, dated April 7, 2010, between the Company and Sylvia Lee(13)
10.55	Employment Agreement, dated September 5, 2012, between the Company and Lei Kam Keong
10.56	Employment Agreement, dated September 5, 2012, between the Company and Lou Kan Kuong
10.57	Non-Exclusive Gaming Promotion Agreement dated February 7, 2011 by and between Bao Li Gaming Promotion Limited and Melco Crown Gaming (Macau) Limited
10.58	Revised Exhibit A dated September 3, 2012 to the Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada
10.59	Gaming Promotion Agreement between Starworld Gaming and Sang Heng Gaming Promotion Company Limited
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of UHY LLP, independent registered public accounting firm
21.1	Subsidiaries(6)
99.1	Audit Committee Charter(4)
99.2	Nominating Committee Charter(4)
99.3	Compensation Committee Charter(4)
99.4	Asia Entertainment & Resources Ltd. 2011 Omnibus Securities and Incentive Plan (11)
101.1	The following financial statements from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated and Combined Balance Sheets; (ii) the Consolidated and Combined Statements of Operations and Comprehensive Income (Loss); (iii) the Consolidated and Combined Statement of Changes in Shareholders’ and Owners’ Equity (Deficit); (iv) the Consolidated and Combined Statements of Cash Flows; and (v) the Notes to Consolidated and Combined Financial Statements.

(1)	Filed as an exhibit to Amendment No. 5 to registrant’s Registration Statement on Form S-1 filed on July 8, 2008.

(2)	Filed as an exhibit to Amendment No. 2 to registrant’s Registration Statement on Form S-1 filed on January 31, 2008.

(3)	Filed as an exhibit to the Company’s Shell Company Report on Form 20-F filed on February 8, 2010.

(4)	Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed April 23, 2010.

(5)	Filed as Appendix A to Exhibit 99.1 to the Report on Form 6-K filed on November 10, 2010.

(6)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 originally filed on May 14, 2010 (File No.: 333-166860).

(7)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on April 8, 2011.

(8)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 3, 2011.

(9)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on July 29, 2011.

(10)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 31, 2011.

(11)	Filed as Annex A to Exhibit 99.1 to the Report on Form 6-K filed on November 3, 2011.

(12)	Filed as an exhibit to the Company’s Report on Form 6-K filed on August 22, 2011.

(13)	Filed as an exhibit to the Company’s Annual Report on Form 20-F filed on March 15, 2012.

(14)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on December 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Asia Entertainment & Resources Ltd.

We have audited the accompanying consolidated balance sheets of Asia Entertainment & Resources Ltd. and its subsidiaries (the “Company”) as of December 31, 2012, and 2011, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Entertainment & Resources Ltd. and its subsidiaries as of December 31, 2012, and 2011, and the results of their consolidated operations and their cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 5, 2013, expressed an unqualified opinion.

/s/ UHY LLP

New York, New York April 5, 2013

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$20,644,296	$16,718,565
Accounts Receivable, Net	2,480,961	1,240,142
Markers Receivable	241,706,663	240,131,089
Prepaid Expenses and Other Assets	303,570	292,559
Total Current Assets	265,135,490	258,382,355

Intangible Assets (net of accumulated amortization of $12,553,037 and $5,902,419 at December 31, 2012 and 2011, respectively)	94,451,063	54,983,937
Goodwill	17,037,761	14,992,009
Property and Equipment (net of accumulated depreciation of $14,366 and $1,101 at December 31, 2012 and 2011, respectively)	13,698	26,855
Deferred Offering Costs	807,401	-
Other Assets	21,592	22,158
TOTAL ASSETS	$377,467,005	$328,407,314

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$34,799,982	$46,270,563
Accrued Expenses	14,091,723	16,157,439
Payable-King's Gaming Acquisition-Contingent Purchase Price Obligation	9,000,000	12,057,600
Loan Payable, Shareholders, current	2,214,078	2,641,619
Total Current Liabilities	60,105,783	77,127,221

Loan Payable, Shareholders	60,000,000	60,000,000
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	32,294,981	-
King's Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	9,000,000	32,492,985
Total Liabilities	161,400,764	169,620,206

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued 41,177,217 at December 31, 2012 and 38,804,064 at December 31, 2011	4,118	3,881
Additional Paid-in Capital	69,670,922	52,581,098
Retained Earnings	145,828,260	106,308,297
Accumulated Comprehensive Income (Loss)	562,941	(106,168)
Total Shareholders' Equity	216,066,241	158,787,108
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$377,467,005	$328,407,314

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
Revenue from VIP Gaming Operations	$236,300,623	$250,575,452	$127,036,361

Expenses
- Commission to Agents	154,569,837	155,968,504	76,607,712
- Selling, General and Administrative Expenses	18,340,972	16,550,387	11,246,938
- Special Rolling Tax	1,815,034	1,993,208	1,042,400
- Amortization of Intangible Assets	6,622,238	5,058,204	843,061
Total Expenses	181,348,081	179,570,303	89,740,111

Operating income including pre-acquisition profit before change in fair value of contingent consideration	54,952,542	71,005,149	37,296,250

Prior Owners' Interest in Pre-Acquisition Profit	-	-	(4,329,385)

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	54,952,542	71,005,149	32,966,865

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming and Bao Li	15,166,700	6,248,361	-
Net Income Attributable to Ordinary Shareholders	70,119,242	77,253,510	32,966,865

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	669,109	(64,634)	(41,534)
Total Comprehensive Income	$70,788,351	$77,188,876	$32,925,331

Net Income Per Share
Basic	$1.66	$2.07	$2.33
Diluted	$1.66	$2.00	$1.88
Weighted Average Shares Outstanding
Basic	42,324,462	37,371,426	14,177,408
Diluted	42,324,628	38,691,186	17,571,255

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

			Additional		Owners' Equity	Accumulated	Total
	Ordinary Shares		Paid-In	Retained	(Deficit)	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings (Deficits)	Pre-Acquisition	Income (Loss)	Equity (Deficit)

Balances, January 1, 2010 (A)	10,350,000	1,035	11,788	(30,046)	(1,507,929)	-	(1,525,152)

Shares effectively issued to former shareholders as part of the recapitalization	2,195,224	220	451,824	-	-	-	452,044

Capital contribution by shareholders	-	-	-	-	1,507,929	-	1,507,929

Ordinary shares issued in May 2010 for cash at $9.50 per share	60,000	6	569,994	-	-	-	570,000

Ordinary shares issued for exercise of warrants at $5.00 per share	7,095,790	710	35,478,240	-	-	-	35,478,950

Ordinary shares issued for cash-less exercise of warrants	1,343,050	134	(134)	-	-	-	-

Cash paid for warrants expired unexercised	-	-	(40,464)	-	-	-	(40,464)

Ordinary shares issued in acquisition	1,500,000	150	16,109,850	-	-	-	16,110,000

Net income attributable to ordinary shareholders	-	-	-	32,966,865	-	-	32,966,865

Foreign currency translation adjustment	-	-	-	-	-	(41,534)	(41,534)

Balances, December 31, 2010	22,544,064	2,255	52,581,098	32,936,819	-	(41,534)	85,478,638

Incentive shares issued for 2010 net income target treated as dividend	12,050,000	1,205	-	(1,205)	-	-	-

Incentive shares issued for filing of 2010 Form 20-F treated as dividend	4,210,000	421	-	(421)	-	-	-

Declared dividend paid	-	-	-	(3,880,406)	-	-	(3,880,406)

Net income	-	-	-	77,253,510	-	-	77,253,510

Foreign currency translation adjustment	-	-	-	-	-	(64,634)	(64,634)

Balances, December 31, 2011	38,804,064	$3,881	$52,581,098	$106,308,297	$-	$(106,168)	$158,787,108

Dividend paid	-	-	-	(12,622,128)	-	-	(12,622,128)

Ordinary shares repurchased and retired	(1,300,247)	(130)	(4,290,560)	-	-	-	(4,290,690)

Incentive shares issued for AGRL's 2011 net income target treated as dividend	3,103,000	310	17,976,841	(17,977,151)	-	-	-

Incentive shares issued for King's Gaming 2011 net income target	520,000	52	3,057,548	-	-	-	3,057,600

Director shares issued for compensation	50,400	5	345,995	-	-	-	346,000

Net income	-	-	-	70,119,242	-	-	70,119,242

Foreign currency translation adjustment	-	-	-	-	-	669,109	669,109

Balances, December 31, 2012	41,177,217	$4,118	$69,670,922	$145,828,260	$-	$562,941	$216,066,241

(A) Represents the combined changes in shareholders' equity (deficit) of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income Attributable to Ordinary Shareholders including pre-acquisition profit	$70,119,242	$77,253,510	$32,966,865

Adjustments to reconcile net income to net cash provided by (used in) operating activities

Amortization of intangible assets	6,622,238	5,058,204	843,061
Change in fair value of contingent purchase price obligation for the acquisition of King's Gaming and Bao Li Gaming	(15,166,700)	(6,248,361)	-
Depreciation	13,250	1,101	-
Directors' stock-based compensation	200,000	181,000	165,000
Change in assets and liabilities
Accounts Receivable	(1,088,951)	9,557,858	(6,446,270)
Markers Receivable	(639,414)	(119,933,203)	(120,140,393)
Advance to Owner pre-acquisition	-	-	1,547,668
Prepaid Expenses and Other Assets	(9,211)	(161,770)	(127,826)
Lines of Credit Payable	(11,641,406)	34,413,426	9,247,096
Accrued Expenses	(1,980,943)	5,158,744	5,493,314
Net cash provided by (used in) operating activities	46,428,105	5,280,509	(76,451,485)

CASH FLOW FROM INVESTING ACTIVITIES

Purchase of property and equipment	-	(27,956)	-
Cash paid for King's Gaming acquisition	-	-	(9,028,590)
Cash paid for Bao Li Gaming acquisition	(15,146,032)	-	-
Net cash used in investing activities	(15,146,032)	(27,956)	(9,028,590)

CASH FLOW FROM FINANCING ACTIVITIES

Contingent consideration paid for King's Gaming acquisition	(9,000,000)	-	-
Cash paid for shares repurchased	(4,290,690)	-	-
Ordinary shares issued for cash	-	-	36,048,950
Dividend paid	(12,622,128)	(3,880,406)	-
Redemption of warrants for cash	-	-	(40,464)
Payment of deferred offering costs	(806,745)	-	-
Proceeds from merger	-	-	452,044
Repayment of shareholder loans	(671,071)	-	-
Proceeds from shareholder loans	-	1,574,644	62,549,192
Net cash (used in) provided by financing activities	(27,390,634)	(2,305,762)	99,009,722

Net increase in cash and cash equivalents	3,891,439	2,946,791	13,529,647

Effect of foreign currency translation on cash	34,292	(71,848)	(7,172)

Cash and cash equivalents at beginning of period	16,718,565	13,843,622	321,147

Cash and cash equivalents at end of period	$20,644,296	$16,718,565	$13,843,622

Non-cash Investing Activities
Estimated payable for King's acquisition	$-	$-	$50,857,564
Ordinary shares issued for acquisition	$-	$-	$16,110,000
Estimated contingent purchase price- Bao Li Gaming	$32,294,981	$-	$-

Non-cash Financing Activities
Incentive shares issued for 2011 net income target	$17,977,151	$-	$-
Incentive shares issued for King's Gaming 2011 net income target and relieved from contingent consideration	$3,057,600	$-	$-
Notes issued for shareholder loans	$-	$60,000,000	$-
Capital contributed by shareholders offset to Shareholder loans payable	$-	$-	$1,507,929

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries, (collectively “AGRL”) and Spring Fortune Investments Ltd. (“Spring Fortune”) that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of AERL, as discussed in Note 9.  The operations of AGRL's Promoter Companies are based in Macau, and are subject to Macau jurisdiction. The Company operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau.

The acquisition was accounted for as a “reverse merger” and recapitalization since the shareholder of AGRL (i) owns a majority of the outstanding ordinary shares of AERL, par value $0.0001 (the “Ordinary Shares”) immediately following the completion of the transaction, and (ii) has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity immediately following the completion of the transaction. The assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and its VIP gaming promoters (sometimes referred to as the “Promoter Companies”) and are recorded at the historical cost basis of AGRL and the VIP gaming promoters. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL, its subsidiaries and the Promoter Companies subsequent to the acquisition.

AERL, its subsidiaries (including AGRL) and the Promoter Companies are collectively referred to as the "Group".

Upon the closing of the acquisition of AGRL by AERL, the Promoter Companies became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

On November 10, 2010, the Company entered into an agreement to acquire the right to 100% of the profits derived by King's Gaming Promotion Limited (“King's Gaming”) from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau as discussed in Note 10.

On May 15, 2011 the Company opened a new VIP gaming room at Galaxy Resort Macau located in Cotai, Macau.

On June 16, 2011, the Company closed the VIP gaming room at the MGM Grand Hotel and Casino in Macau.

Jubilee Dynasty Limited ("Jubilee Dynasty"), a subsidiary of AGRL, was incorporated on May 18, 2012.  The main asset of Jubilee Dynasty is the right to 100% of the profit derived by Bao Li Gaming Promotion Limited (“Bao Li” or “Bao Li Gaming”) from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau, pursuant to a profit interest agreement between Jubilee Dynasty and Bao Li effective September 1, 2012.

On September 5, 2012, the Company entered into an agreement to acquire the right to 100% of the profits derived by Bao Li Gaming from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau as discussed in Note 11.

Currently, Macau laws do not allow corporate entities, such as AERL, to directly operate a gaming promotion business in Macau.   Consequently, AERL’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies and for AGRL to exercise effective control over the Promoter Companies.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Management’s determination of the appropriate accounting method with respect to the AGRL variable interest entities is based on Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 810 “Consolidation of Variable Interest Entities". AGRL consolidates the VIEs because the equity investors in the Promoter Companies do not have the characteristics of a controlling financial interest and AERL through AGRL is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

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

VIP Gaming Promoter Agreements

Sang Heng’s Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered into between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on November 1, 2009. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Heng be compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room.

King’s Gaming’s Gaming Representative (VIP Room Promoter) Agreement was entered into in July 2008 between Venetian Macau S.A. and King's Gaming which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September 2009, both parties agreed that King's Gaming should be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on November 1, 2009. The agreement automatically renews annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that King’s Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

Sang Lung’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 24, 2011 entered into between Galaxy Casino, S.A., and Sang Lung allowed for Sang Lung to be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on July 1, 2011. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Lung be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

Bao Li’s Gaming Promoter Agreement was entered into on February 7, 2011 between Melco Crown Gaming (Macau) Limited and Bao Li Gaming which allowed for it to be compensated in accordance with Order no. 83/2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement automatically renews annually. As a matter of convenience and to maintain flexibility in remuneration methods, the Company also entered into an agreement with Melco Crown Gaming (Macau) Limited to share in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Company. Either the Promoter or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement. Effective September 1, 2012, both parties agreed to change to the revenue sharing model Bao Li Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Iao Pou’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 22, 2009 entered into between MGM Grand Hotel and Casino in Macau and Iao Pou allows for the sharing of profits as a Gaming Promoter of Iao Kun VIP Room in the MGM Grand Hotel and Casino in Macau for the period from June 22, 2009 to March 31, 2010. A new agreement was entered into on November 9, 2009 and was automatically renewed on January 1 for a one year period.  The Group closed the Iao Kun VIP Room on June 16, 2011 to focus its resources at its other VIP gaming rooms and the Agreement was terminated.

 Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The operations of the Promoter Companies are consolidated with those of AGRL and its wholly owned subsidiaries and AERL as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010. Intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end of the Company is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price due for the King's Gaming and Bao Li Gaming acquisitions in these consolidated financial statements. Actual results could vary from those estimates.

Revenue Recognition

Revenue from VIP gaming room promotion operations is recorded monthly based upon the Promoter Companies’ share of the net gaming wins or as a percentage of non-negotiable chips wagered in VIP gaming rooms. The amounts due to the Promoter Companies are calculated and reported by the Casino Operators on a monthly basis, usually within two days of the month end.

In accordance with long standing industry practice in Macau, the Promoter Companies’ operations in Grand Waldo Hotel and Casino, Star World Hotel and Casino and MGM Grand Hotel and Casino had similar win and loss sharing arrangements (“model”). Under these arrangements, Sang Heng, Spring and Iao Pou shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Promoter Companies. Typically, wins or losses are allocated as 40.25% to 49% of net gaming wins on a pre-gaming tax basis. The Promoter Companies may or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

Additionally, the Promoter Companies earn revenues based upon percentages of non-negotiable chips wagered in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming patrons without charge and is included in gross revenues and then deducted as promotional allowances incurred.  These revenues are included in revenue from VIP gaming room promotion operations in the accompanying consolidated statements of operations.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of the rolling chip turnover regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.  The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters and Casino Operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of the rolling chip turnover.  Management had requested that the MGM Grand Hotel and Casino revise the Iao Pou Agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of the rolling chip turnover.  MGM Grand Hotel and Casino declined the request to allow for fixed commissions.  The Company closed its VIP gaming room in the MGM Hotel and Casino on June 16, 2011.  The Sang Lung and King’s Gaming arrangements were also based on 1.25% of the rolling chip turnover.  Management believed that this change in the revenue structure had reduced the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses.  The fixed commission revenues were based only on the amount of the rolling chip turnover, rather than the win/loss of the gaming operations.  Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $18,149,348,000, $19,931,385,000 and $ 10,423,462,000 during the years ended December 31, 2012, 2011 and 2010, respectively.

On August 1, 2012, the Company announced that beginning on September 1, 2012, it would be changing its remuneration model from a fixed commission model of 1.25% of the rolling chip turnover to a model. The decision to change from the fixed commission model to the model, was made as a result of the Company’s expansion into four VIP gaming rooms with the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a new program for junket agents that provide their own credit to gaming patrons, allowing the junket agent to assume some of the risk of gaming losses or receive increased commissions as a result of gaming wins. Win rate was 3.03% and 2.77% during the years ended December 31, 2012 and 2011 respectively.

VIP Gaming Room Cage and Marker Accounting

In the VIP gaming rooms, junket agents primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the gaming patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commission.  The wager of the non-negotiable chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

The law in Macau permits VIP gaming promoters to extend credit to junket agents, who act as patron representatives.

With the completion of the acquisition of AGRL by AERL, the Group, through the Promoter Companies, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of markers receivable from foreign junket agents is affected by a number of factors including changes in economic conditions in the junket agents’ home countries. As of December 31, 2012 and 2011, markers receivable amounted to $241,706,663 and $240,131,089, respectively.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau and Hong Kong. To the extent that junket agents of the Group, through the Promoter Companies, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	December 31, 2012	% of total markers receivable	December 31, 2011	% of total markers receivable
PRC
0-30 days	$40,749,342		$37,987,405
31-60 days	28,065,490		8,791,929
61-90 days	26,651,442		-
Greater than 90 days	4,012,489		-
Total	$99,478,763	41%	$46,779,334	19%

The Group regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition of AGRL by AERL, Messrs. Lam and Vong guaranteed all markers receivable in the Company’s VIP gaming rooms. The guarantees by Messrs. Lam and Vong do not cover markers receivable attributable to the junket agent networks of Mr, Mok or Mr. Lou, as described below. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. Upon the acquisition of King’s Gaming, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming’s existing VIP gaming room and the Group’s existing and future VIP gaming rooms. Upon the acquisition of Bao Li Gaming, Mr. Lou guaranteed the collection of all markers receivable attributable to Mr. Lou and his network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015. Therefore, as of December 31, 2012, and 2011, management believes that an allowance for uncollectible markers receivable is not necessary.

Deferred Offering Cost

Deferred offering costs, consisting of legal, accounting and filing fees relating to a proposed offering of Ordinary Shares on the Hong Kong Stock Exchange have been capitalized. The deferred offering costs will be offset against offering proceeds in the event the offering is successful. In the event the offering is unsuccessful or is abandoned, the deferred offering costs will be expensed.

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

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, lines of credit  payable, accrued expenses, and loan payable to shareholders the carrying values of these financial instruments, other than long-term loan payable to shareholders, approximate their fair value due to their short maturities.  The carrying value of long-term loan payable to shareholders approximates their fair value since they guarantee the markers receivable.  The payables-King’s Gaming and Bao Li acquisitions were initially recognized for the fair values of the acquisition contingent consideration and are adjusted to the fair value at each subsequent reporting date (see Notes 10 and Note 11).

At least annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and other information. There were no changes in the valuation techniques during the current year.

Contingent	Fair Value	Valuation
Consideration	at 12/31/2012	Techniques	Unobservable Input	Range

King’s Gaming	$18,000,000	Forecasted Performance, 2013-2022	Chip Turnover Annual Growth	1.9% - 15.0%

		Forecasted Performance, 2013-2022	Operating Income/Chip Turnover	0.28% - 0.30%

		Monte Carlo Method	Average Simulated Share Prices	$2.95 - $3.38

Bao-Li Gaming	$32,294,981	Forecasted Performance, 2013-2015	Chip Turnover Annual Growth	5.0% - 19.0%

		Monte Carlo Method	Average Simulated Share Prices	$3.05 - $3.09

The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration for the King’s Gaming and Bao Li Gaming acquisitions are the forecasted performance results of the operations of King’s Gaming and Bao Li Gaming and the simulated share prices of the Company’s Ordinary Shares under the Monte Carlo method. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement.

With the adoption of ASU 2011-04, there were no changes in valuation technique and related inputs resulting from the adoption of the new requirements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash chips, non-negotiable chips and short-term investments with original maturities of less than 90 days. Cash equivalents are placed with high credit quality financial institutions.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the Casino Operators.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

Earnings Per Share

The calculations of earnings per share are computed as follows for the years ended December 31,:

	2012	2011	2010
Numerator:
Net income for basic and diluted earnings per share	$70,119,242	$77,253,510	$32,966,865
Denominator:
Denominator for basic earnings per share
- Weighted-average Ordinary Shares outstanding during the year	42,324,462	37,371,426	14,177,408
Effect of dilutive securities:
- Weighted-average Contingent Ordinary Shares to be Issued for Earnings Incentives	-	913,194	3,012,500
- Weighted-average Director shares issued/ issuable	166	82	56
- Weighted average Unit Purchase Option	-	406,484	381,291
Denominator for diluted earnings per share	42,324,628	38,691,186	17,571,255
Basic earnings per share	$1.66	$2.07	$2.33
Diluted earnings per share	$1.66	$2.00	$1.88

During the fourth quarter of 2010, contingent Ordinary Shares of 12,050,000 for the AGRL 2010 earnings incentive were earned and have been included in the basic and diluted earnings per share based on the weighted average shares for the year ended December 31, 2011 and have been included in the dilutive earnings per share based on the weighted average shares since the 4th quarter of 2010.

During the fourth quarter of 2011, contingent Ordinary Shares of 2,573,000 and 530,000 for the AGRL 2011 earnings incentive were earned and have been included in the basic and diluted earnings per share based on the weighted average shares for the fourth quarter of 2011. During the fourth quarter of 2011, contingent Ordinary Shares of 500,000 and 20,000 for the King’s Gaming 2011 earnings incentive were earned and have been included in the basic and diluted earnings per share based on the weighted average shares for the fourth quarter of 2011.

4,210,000 Ordinary Shares were to be issued within 30 days of the Company filing its Form 20-F for 2010 (filed on May 6, 2011) and have been included in the basic and diluted earnings per share based on the weighted average shares for the year ended December 31, 2011.

AGRL did not achieve the performance target for the year ended December 31, 2012 and no incentive shares were issued for AGRL’s results in 2012. King’s Gaming did not meet its 2012 Gross Profit Target to exceed $7,380,000 and no incentive shares were issued.

In 2011, the Company decided that a portion of the Directors fees would be paid in Ordinary Shares. The shares are to be issued in January of each year.  A total of 50,400 shares were issued on April 24, 2012 to satisfy the Company’s obligations for 2011 and 2010 and have been included in basic and diluted earnings per share based on the weighted average shares for the years ended December 31, 2012, 2011 and 2010. A liability of approximately $209,000 and $346,000 is included in accrued expenses at December 31, 2012 and 2011, respectively.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

The Company has 1,440,000 dilutive potential Ordinary Shares related to the Underwriter Unit Purchase Option (UPO). The UPO expires in 2013.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets ranging from two to five years, which do not exceed the lease term for leasehold improvements, if applicable

Goodwill and Other Intangible Assets

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

The following are the useful lives of the respective finite-lived intangible assets:

Bad Debt Guarantee	3.3 to 5.5 years	Based upon six months after the expiration of the employment agreement

Non-Compete agreement	10.8 to 12.2 years	Based upon the termination date of the casino's license

Profit interest agreement	10.8 to 12.2 years	Based upon the termination date of the casino's license

 Indefinite Useful Life Assets

Goodwill is evaluated for possible impairment by comparing the fair value of a business unit with its carrying value, including the goodwill assigned to that business unit. Fair value of a business unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a business unit is derived from recent market transactions involving merger and acquisition and/or publicly-traded guideline companies deemed broadly similar to the subject business unit . An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value.  Assets with indefinite useful lives are not subject to amortization and are tested for impairment annually or more frequently if events or circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the asset does not exceed the fair value, no impairment is recognized.

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

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the years ended December 31, 2012 and 2011, the Group incurred advertising costs of $158,436 and $100,196. The Group did not incur advertising or marketing expenses during the year ended December 31, 2010.

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employees, directors and consultants (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.  As of December 31, 2012 and 2011, the Company has reserved a total of 60,610 and 50,400 Ordinary Shares for issuance to the Company's directors and key management employees.

In December 2011, the shareholders approved the 2011 Omnibus Securities and Incentive Plan (the “Plan”). The purpose of the plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors of, and nonemployee consultants to the Company and its Affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares, as may be best suited to the circumstances of the particular Employee, Director or Consultant. On April 24, 2012, 50,400 ordinary shares were issued.

Foreign Currency

The reporting currency of AERL is in the United States dollar ("US $", "$", “Reporting Currency”).  AERL and AGRL’s and the Promoter Companies' functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing on the dates of the transaction.

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

	December 31, 2012	December 31, 2011	December 31, 2010
Period end HK$:US$ exchange rate	$7.75	$7.78	$7.77
Average annual HK$:US$ exchange rate	$7.76	$7.78	$7.77

Comprehensive Income

The Group follows standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated comprehensive income, as presented on the accompanying consolidated statements of changes in equity, is the cumulative foreign currency translation adjustment.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

Income Taxes

Sang Heng, King's Gaming, Bao Li, Iao Pou and Sang Lung are not subject to Macau Complimentary tax, because, pursuant to the VIP gaming promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau SAR paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

As VIP gaming promoters, Sang Heng, King's Gaming, Bao Li, Iao Pou and Sang Lung are subject to a tax on the amount of nonnegotiable chips wagered by gaming patrons in the VIP gaming rooms (“rolling chip turnover”), which is referred to as a “rolling tax”. The rolling tax is deducted and paid by the Casino Operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room and the rolling tax is deducted as a cost of revenues.

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

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2012 and 2011, there were no amounts that had been accrued with respect to uncertain tax positions.

Reclassifications

Certain reclassifications were made to prior years’ amounts to conform to the current period presentation. None of the reclassifications affected the net income of the prior years.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 — Accounts Receivable

Accounts receivable consisted of the following:

	December 31,	December 31,
	2012	2011

Gaming revenues receivable	$2,480,961	$1,240,142

As of December 31, 2012 and December 31, 2011, accounts receivable were due from three Casino Operators.  The accounts receivable from the three casinos at December 31, 2012 were 32%, 26% and 42% of total receivables.  The accounts receivable from the three casinos at December 31, 2011 were 77%, 20% and 3% of total receivables.

Note 4 — Intangible Assets

Intangible assets as of December 31, 2012 and 2011 consist of the following:

	Balance at				Foreign	Balance at
	January 1,		Amortization	Impairment	Currency	December 31,
	2012	Additions	Expense	Charge	Translation	2012
Amortized intangible assets:

Bad Debt Guarantee	$366,689	$122,381	$(97,044)	$-	$1,253	$393,279
Non-Compete Agreement	715,419	723,484	(89,542)	-	3,226	1,352,587
Profit Interest Agreement	53,901,829	45,016,159	(6,435,652)	-	222,861	92,705,197

Total amortized intangible assets	$54,983,937	$45,862,024	$(6,622,238)	$-	$227,340	$94,451,063

Goodwill	$14,992,009	$1,986,550	$-	$-	$59,202	$17,037,761

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Balance at				Foreign	Balance at
	January 1,		Amortization	Impairment	Currency	December 31,
	2011	Additions	Expense	Charge	Translation	2011
Amortized intangible assets:

Bad Debt Guarantee	$451,991	$-	$(84,781)	$-	$(521)	$366,689
Non-Compete Agreement	781,450	-	(65,146)	-	(886)	715,418
Profit Interest Agreement	58,876,866	-	(4,908,277)	-	(66,759)	53,901,830

Total amortized intangible assets	$60,110,307	$-	$(5,058,204)	$-	$(68,166)	$54,983,937

Goodwill	$15,008,424	$-	$-	$-	$(16,415)	$14,992,009

Amortization expense for the years ended December 31, 2012 and 2011 were $6,622,238 and $5,058,204, respectively.

Estimated amortization expense of intangibles for the next five years and thereafter is as follows:

2013	$9,744,478
2014	9,744,478
2015	9,744,478
2016	9,651,265
2017	9,623,015
Thereafter	45,943,349
$94,451,063

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Note 5 — Property and Equipment

Property and equipment consisted of the following at December 31:

	2012	2011

Office Equipment	$1,507	$1,502
Furniture and Fixtures	4,417	4,400
Leasehold Improvements	22,140	22,054
	28,064	27,956
Less: Accumulated Depreciation	(14,366)	(1,101)
	$13,698	$26,855

Depreciation expense was $13,250 and $1,101 for the years ended December 31, 2012 and 2011. There was no depreciation expense in prior years.

Note 6 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	December 31,	December 31,
	2012	2011

Due to Casino Operators (A)	$34,799,982	$35,989,109
Due to Others (B)	-	10,281,454
	$34,799,982	$46,270,563

(A) Due to Casino Operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung, King's Gaming (other amounts payable) and Bao Li Gaming (as of December 31, 2012) and are interest free and renewable monthly.

The Casino Operators have extended lines of credit totaling approximately $59,349,000 and $55,263,000 as of December 31, 2012 and 2011, respectively.  The lines of credit may be exceeded from time to time at the discretion of the Casino Operators.  The lines of credit for Sang Heng, Sang Lung and King’s Gaming are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.  The line of credit for Bao Li Gaming is guaranteed by Mr. Lou and is secured by his personal check.

(B) Due to Others is a temporary advance from Mr. Lou, who was considered an unrelated third party in 2011. The amount is unsecured and interest free and was repaid on January 1, 2012.

Note 7 — Accrued Expenses

Accrued Expenses consist of the following:

	December 31,	December 31,
	2012	2011

Commission payable-Junket Agents	$12,314,860	$14,545,733
Management fee payable-related party (Note 13)	567,684	462,665
Management and Directors' compensation	502,437	720,131
Others	706,742	428,910

	$14,091,723	$16,157,439

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Note 8 — Loans Payable, Shareholders

On February 2, 2010, AGRL entered in to an agreement with Messrs. Lam and Vong to provide funding for working capital and to advance funds to the Promoter Companies.  Pursuant to the agreement, the loans will be in an amount not less than $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by AERL), not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  If at any time the balance exceeds the minimum requirement, Messrs. Lam and Vong may request repayment for the excess amount. As of December 31, 2012 and 2011, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $62,214,078 and $62,641,619, respectively.  Messrs. Lam and Vong also guarantee to AGRL the repayment of the loans made by AGRL to the Promoter Companies.  Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL's election, be offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement.

On April 18, 2011, the terms of the loan agreement were amended and the loan amount totaling $60,000,000 ($30,000,000 each to Messrs. Lam and Vong) was fixed, non-interest bearing and due on April 18, 2014.  Therefore, this portion of the loan amount as of December 31, 2012 and 2011 has been classified as a long term liability.  In conjunction with the loan amendment, the loans are convertible at the option of the lenders at a rate of $20 per Ordinary Share or an aggregate of 3,000,000 Ordinary Shares.  Additionally, should the closing price of the Ordinary Shares as reported by the Nasdaq Stock Market for any ten (10) consecutive Trading Days following the date of amendment equals or exceeds $25, the Company shall have the right to convert all of the loans at a rate of $20 per Ordinary Shares, or an aggregate of 3,000,000 Ordinary Shares.

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

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

Year	Incentive Target	Incentive Shares
2010	$41,800,000 and above	12,050,000
2011	$65,000,000 and above	2,573,000
2012	$78,000,000 and above	2,573,000

As of December 31, 2012, the maximum number of incentive shares that Spring Fortune could have received for achieving Incentive Targets was 17,196,000 (including 12,050,000 earned in 2010). Also, for each of the years 2011 and 2012, AERL may issue an additional 530,000 Ordinary Shares if AGRL has adjusted net income equal to, or greater than, $78 million, and $94 million, respectively, which would amount to an additional 1,060,000 Ordinary Shares to Spring Fortune if all of such targets are achieved.  However, if for any fiscal year through the fiscal year ending December 31, 2012, (i) at the end of any fiscal quarter during such fiscal year, AGRL does not have at least $10,000,000 in cash and cash equivalents (including redeemable chips and receivables from casinos with respect to operations during such fiscal quarter that are received within five (5) days after the end of such fiscal quarter) and (ii) based on the audited financial statements for such fiscal year, positive cash flow from operations, as determined in accordance with U.S. GAAP, Spring Fortune shall not be entitled to receive one-half of the incentive shares it would otherwise be entitled to receive with respect to such fiscal year.  Total incentive shares and additional earnout shares potentially issuable pursuant to the above targets are 18,256,000 (including 12,050,000 earned in 2010).

AGRL achieved the performance target for the year ended December 31, 2010 of net after tax income in excess of $41,800,000 as calculated under US GAAP, pursuant to the Agreement, and 12,050,000 ordinary shares were issued subsequent to the filing of the 2010 annual report on Form 20-F.

AGRL achieved the performance target for the year ended December 31, 2011 of $65,000,000 to earn 2,573,000 Ordinary Shares and the additional incentive target of $78,000,000 to earn 530,000 Ordinary Shares in 2011 pursuant to the Agreement. The shares were issued subsequent to the filing of the 2011 annual report on Form 20-F. The issuance is treated similar to a stock dividend and resulted in an increase to Ordinary Shares and Additional Paid in Capital totaling $17,977,151 and a decrease to Retained Earnings of $17,977,151.

AGRL did not achieve the performance target for the year ended December 31, 2012 and no incentive shares were issued.

Additionally, the Company issued 4,210,000 shares as a result of the filing of Form 20-F for the fiscal year ended December 31, 2010 in May of 2011.  The shares are considered to be issued as part of the merger and therefore have been treated as issued for no additional cost or compensation.  The issuance is treated as an increase to Ordinary Shares and a decrease to Retained Earnings of $421 to reflect the par value of the Ordinary Shares.  The Company considered indicators to determine if the contingent payments as a result of the reverse merger between AGRL and AERL constituted a form of additional compensation to/or profit sharing with the sellers and concluded they are not to be treated as additional compensation or profit sharing.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Note 10—Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Purchase Agreement”) with Mr. Mok  and Mr. Wong (together, the “Seller”), to acquire the right to 100% of the profit interest derived by King’s Gaming, effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to US$36,000,000, of which US$9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”) issued at the closing. The balance of US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming   (and shall be the sole property of the Company until paid to the Seller in accordance with the terms of the Purchase Agreement) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

For purposes of the Purchase Agreement, “Gross Profit” means 1.25% of the rolling chip turnover (which means the amount of nonredeemable chips that the Seller’s network of junket agents purchase from King’s Gaming and the Company’s VIP gaming rooms) attributable to the Seller’s network of junket agents at both King’s Gaming existing VIP gaming room and the Company’s existing and future VIP gaming rooms, after deducting commissions and fees paid to the Seller’s network of junket agents and a fixed management fee of $77,500 per month unless otherwise agreed by the parties. Revenues from VIP gaming rooms not employing a flat percentage of rolling chip turnover may not account for more than 30% of the rolling chip turnover and to the extent that revenues from such VIP gaming rooms account for more than 30% of the rolling chip turnover, such excess amount shall not be deemed Gross Profit for purposes of the Purchase Agreement.

In addition, as more fully set forth below, the Company is required to issue to the Seller (i) up to an aggregate of 1,500,000 (500,000 annually) Ordinary Shares in the event certain Gross Profit targets are achieved for each of the three years following the closing date (the “Earnout Shares”), (ii) up to an aggregate of 700,000 (100,000 annually) Ordinary Shares in the event certain Gross Profit targets are achieved for each of the seven years following the third anniversary of the closing date (the “Incentive Shares”), and (iii) additional Ordinary Shares in the event the Gross Profit targets for each of the ten years following the closing date are exceeded by at least US$1,000,000 (the “Additional Incentive Shares”). For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares are required to be issued. The Seller is not entitled to any Additional Incentive Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

The Earnout Shares, Incentive Shares and Additional Incentive Shares shall be released and issued to the Seller as follows:

	Gross Profit Target
		Earnout/Incentive	Additional
Year	For Earnout/Incentive Shares	Shares	Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

*- For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

For the year ended December 31, 2011, Incentive Shares of 500,000 were earned since King’s Gaming met its 2011 Gross Profit Target, exceeding $6,150,000, and earned 20,000 additional incentive shares by exceeding its Gross Profit Target by over $2,000,000.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

King’s Gaming did not meet its 2012 Gross Profit Target and no incentive shares will be issued.

 Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the Purchase Agreement, including, but not limited to any bad debts the Seller network of junket agents may have incurred or may incur in the future.

As of December 31, 2010, the total estimated purchase price of $75,973,890, consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000, and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares, was allocated based on valuations performed to determine the fair values of the acquired assets, as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the years ended December 31, 2012 and 2011, the Company recognized gains of $14,612,297 and $6,248,361, respectively due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's ordinary shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of January 1, 2011	$50,857,564
Change in Fair Value of Contingent Consideration	(6,248,361)
Foreign Currency Translation Adjustment	(58,618)
Contingent Consideration as of December 31, 2011	$44,550,585
Cash Consideration Paid	(9,000,000)
Ordinary Shares Issued	(3,057,600)
Change in Fair Value of Contingent Consideration	(14,612,297)
Foreign Currency Translation Adjustment	119,312
Contingent Consideration Payable as of December 31, 2012	$18,000,000

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the Venetian Hotel and Casino on Cotai in Macau. Additional factors include the synergies between the operations of King's Gaming and the operations of Sang Heng, Sang Lung and Bao Li, including the expanded network of junket agents and the ability to offer higher tier gaming patrons the opportunity to play at either a high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of King's Gaming:

Total Contingent
Years Ended December 31,	Consideration

2013*	$9,000,000
2014	9,000,000
Thereafter	-
$18,000,000

*Cash consideration to be paid subsequent to the completion of the December 31, 2012 audit in 2013.

The operations of King’s Gaming have been included in the results of operations of the Company from November 1, 2010 the date for such inclusion per the acquisition agreement dated November 10, 2010. The acquisition has been accounted for using the acquisition method of accounting and accordingly, the aggregate consideration has been allocated based on estimated fair values as of the acquisition date.

Management determined that the acquisition of the operations of King’s from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau would allow the Company to rapidly expand its operations to the Cotai area of Macau and appeal to a wider number of gaming patrons. Prior to the acquisition, the Company's operations were only located in downtown Macau. Additionally, the acquisition of King's brought an additional network of junket agents that may increase revenues at the Company's other VIP gaming rooms.

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

The following unaudited, pro forma consolidated and combined statements of operations have been prepared assuming that the acquisition of King's occurred on January 1 of each year presented.

	Pro Forma Consolidated	Pro Forma Combined	Pro Forma Combined
	For the Year Ended	For the Year	For the Year
	Ended December 31, 2010	Ended December 31, 2009	Ended December 31, 2008

Revenues	$145,392,594	$73,291,510	$55,684,509
Expenses	106,176,729	59,517,603	39,020,641

Pro Forma Net Income Attributable
To Ordinary Shareholders	$39,215,865	$13,773,907	$16,663,868

Pro Forma Net Income Per Share
Basic	$2.53	$1.16	$1.41
Diluted	$2.08	$1.16	$1.41

Weighted average shares outstanding
Basic	15,488,367	11,850,000	11,850,000
Diluted	18,882,214	11,850,000	11,850,000

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Note 11—Acquisition of Bao Li Gaming Promotion Limited

On September 12, 2012, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Purchase Agreement”) with Mr. Lou  and Mr. Lei (together, the “Seller”), to acquire the right to 100% of the profit derived by Bao Li Gaming, effective September 1, 2012, from the promotion of the VIP gaming room at the City of Dreams Hotel and Casino in Macau for an aggregate amount of $15,000,000, of which $7,500,000 was paid upon the satisfaction of all conditions to closing and $7,500,000 paid at the closing (the “Purchase Price”). Additionally, the Company reimbursed the Seller approximately $146,026 for cash and incentive receivables acquired.

For purposes of the Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Seller’s network of junket agents purchases from Bao Li Gaming’s and the Company’s VIP gaming rooms attributable to the Seller’s network of junket agents at Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to issue to the Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three years following the closing date (the “Base Earnout Payment”), (ii) and additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three years following the closing date are exceeded, in increments of $25,000,000, (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip Turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Seller will not be entitled to receive any earnout payments.

The Earnout Shares, Incentive Shares and Additional Incentive Shares shall be released and issued to the Seller as follows:

	Rolling Chip Turnover Target			Incremental
Year	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Earnout Payment
2013	$2,500,000,000	$13,000,000	625,000	*
2014	$2,500,000,000	$13,000,000	625,000	*
2015	$2,500,000,000	$13,000,000	625,000	*

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

*- For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares will be issued.

Additionally, Mr. Lou and Mr. Lei have agreed to provide personal guarantees, through December 31, 2015 providing for the guaranty of all obligations of Bao Li Gaming and the Seller pursuant to the Purchase Agreement, including, but not limited to any bad debts the Seller network of junket agents may have incurred or may incur in the future.

As of September 12, 2012, the total estimated purchase price of $48,007,120 consisting of $15,146,026 in cash, and estimated contingent consideration of $32,861,094 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,520
Cash and Incentive Receivables	146,026
Bad Debt Guarantee	122,381
Non-Compete agreement	723,484
Profit interest agreement	45,016,159
Goodwill	1,986,550

Total Estimated Purchase Price	$48,007,120

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $32,294,981 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at December 31, 2012. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the year ended December 31, 2012, the Company recognized gains of $554,403 due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's ordinary shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of September 12, 2012	$32,861,094
Change in Fair Value of Contingent Consideration	(554,403)
Foreign Currency Translation Adjustment	(11,710)
Contingent Consideration Payable as of December 31, 2012	$32,294,981

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the City of Dreams Hotel and Casino in Macau . Additional factors include the synergies between the operations of Bao Li Gaming and the operations of Sang Heng, Sang Lung, and King’s Gaming, including the expanded network of junket agents and the ability to offer higher tier gaming patrons the opportunity to play at another high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of Bao Li Gaming:

Years Ended December 31,	Total Contingent Consideration

2013	$-
2014	15,453,972
2015	16,841,009
$32,294,981

The operations of Bao Li Gaming acquired assets have been included in the results of operations of the Company from September 1, 2012, the date for such inclusion per the acquisition agreement dated September 5, 2012. The acquisition has been accounted for using the acquisition method of accounting and accordingly, the aggregate consideration has been allocated based on estimated fair values as of the acquisition date.

Management determined that the acquisition of the operations of Bao Li from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau would allow the Company to rapidly expand its operations and network of junket agents and appeal to a wider number of gaming patrons which may increase revenues at the Company's other VIP gaming rooms.

The following is a summary of revenues, expenses and net income of Bao Li since the effective acquisition date (September 1, 2012) included in the consolidated results of operations for the Company during the year ended December 31, 2012:

Revenues	$10,267,456
Expenses	6,343,591
Net Income Attributable To Bao Li	$3,923,865

Transaction costs for the acquisition of Bao Li Gaming charged to operations for the year ended December 31, 2012 were $251,386.

The following pro forma consolidated statements of operations have been prepared assuming that the acquisition of Bao Li occurred on January 1 of each of the years presented.

	Pro Forma Consolidated For the Year Ended December 31, 2012	Pro Forma Consolidated For the Year Ended December 31, 2011
Revenue	$245,660,873	$268,394,076
Expenses	176,972,496	190,787,979
Pro Forma Net Income Attributable To Ordinary Shareholders	$68,688,377	$77,606,097
Pro Forma Net Income Per Share
Basic	$1.62	$2.08
Diluted	$1.62	$2.01
Weighted average shares outstanding
Basic	42,324,462	37,371,426
Diluted	42,324,628	38,691,186

The pro forma summary information presented above reflects additional amortization expense of $3,125,472 and $4,688,208 for the years ended December 31, 2012 and 2011, respectively, as well as additional salary expense pursuant to the employment agreements of $216,000 and $324,000 for the years ended December 31, 2012 and 2011, respectively. Bao Li commenced operations during the year ended December 31, 2011.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Note 12 — Shareholders’ Equity

Ordinary Shares

AERL is authorized to issue 200,000,000 Ordinary Shares, par value $.0001.  As of December 31, 2012 and 2011, 41,177,217 and 38,804,064 Ordinary Shares are outstanding, respectively.  The Company issued 12,050,000 and 4,210,000 ordinary shares related to achieving earnings targets in 2010 following the filing of Form 20-F during the second quarter of 2011 and 3,103,000 ordinary shares related to achieving earnings targets in 2011 following the filing of the Annual Report on Form 20-F during the second quarter of 2012. The Company issued 520,000 ordinary shares in 2012 relating to King’s Gaming achieving earnings targets for the year ended December 31, 2011. AGRL did not achieve its performance targets, and King’s Gaming did not meet its Gross Profit Target for the year ended December 2012, and therefore no shares for achieving those performance targets will be issued.  Ordinary shares totaling 31,604 and 18,796 issuable for 2011 and 2010 director and key management compensation were issued on April 24, 2012.  The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

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

Directors Compensation

All of the Company’s directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the years ended December 31, 2012, 2011 and 2010 were $547,000, $508,000 and $477,000, respectively.

Warrants

As of December 31, 2012 and 2011, there are no warrants outstanding from AERL's initial public offering ("IPO"), with the exception of the warrants issuable upon the exercise of the underwriter unit purchase option as below.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

			Weighted	Average
	Warrants		Average	Remaining
	Outstanding	Warrants	Exercise	Contractual
	(A)	Exercisable	Price	Life
Outstanding January 1, 2011	1,440,000	1,440,000	$5.64	2.5 years
Granted	-	-	-	-
Redeemed	-	-	-	-
Exercised	-	-	-	-
Outstanding December 31, 2011	1,440,000	1,440,000	$5.64	1. 5 years
Granted	-
Redeemed	-	-	-	-
Exercised	-	-	-	-
Outstanding December 31, 2012	1,440,000	1,440,000	$5.64	.5 year

(A)	Represents shares and warrants issuable under the Underwriter Unit Purchase Option of 1,440,000, which will expire on August 10, 2013.

Share Repurchase Program

During June 2011, the Board of Directors authorized the establishment of a share repurchase program for the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. The program expired on June 30, 2012. An aggregate of 26,300 ordinary shares were repurchased for an aggregate purchase price of $124,207 pursuant to the 2011 share repurchase program. The Ordinary Shares have been retired and the purchase price was allocated to par value and additional paid in capital.

The Board of Directors has established a share repurchase program, with an expiration date of June 30, 2013. The share repurchase program authorizes the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2012, the Company repurchased an aggregate of 1,273,947 Ordinary Shares for an aggregate purchase price of $4,166,483 pursuant to the 2012 share repurchase program. Subsequent to the year ended December 31, 2012, the Company purchased the remaining 726,053 shares.. The Ordinary Shares have been retired and the purchase price was allocated to par value and additional paid in capital. In March 2013 The Board of Directors has established a new share repurchase program, which will expire on December 31, 2013. The share repurchase program authorizes the Company to purchase up to four million of its ordinary shares on the open market at prices to be determined by the Company’s management.

Dividend

During June 2011,  the Board of Directors authorized a regular cash dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s annual financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed fiscal year, less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. In March 2012, the Board of Directors authorized an increase in our dividend taking place after the release of the Company’s 6-month financial statements from $0.10 to $0.12 per outstanding ordinary share.

The record date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end. The payment date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 10 days after the record date. The first dividend was paid on September 2, 2011, totaling $3,880,406. An additional dividend amounting to $7,529,000 was paid on April 18, 2012. On August 31, 2012, the Company paid a dividend of $5,093,128. The Company estimates an additional dividend will be declared and paid in 2013 amounting to $4,142,077.

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at December 31, 2012 and 2011.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Ordinary Shares Reserved for Future Issuance

At December 31, 2012 and 2011, the Company has reserved 4,664,600 and 10,046,000 shares of its authorized but unissued Ordinary Shares for possible future issuance in connection with the following:

	2012	2011

Officer and Director Shares	149,600	200,000

Underwriter Warrants	1,440,000	1,440,000

Contingently Issuable Incentive Shares-AGRL	-	6,206,000

Contingently Issuable Incentive Shares-King's Gaming	1,200,000	2,200,000

Contingently Issuable Incentive Shares-Bao Li Gaming	1,875,000	-

Total	4,664,600	10,046,000

Note 13 — Commitments and Contingencies

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

Sang Heng and Iao Pou, initially entered into one year agreements to provide such services with Pak Si, pursuant to which each of them paid Pak Si $155,000 per month, and King's Gaming paid approximately $77,500 per month for the VIP gaming room at the Venetian Hotel and Casino, from which Pak Si is responsible to pay all salaries, benefits and other expenses of operation.

Beginning in March 2011, the monthly payments were revised for Sang Heng, Iao Pou and King's Gaming, to $180,000, $103,000 and $103,000, respectively.  Beginning on May 15, 2011, Sang Heng entered into an additional management agreement with Pak Si for the management of the Iao Kun VIP gaming room located in the Galaxy Resort Macau for $180,000 per month, which was then transferred to Sang Lung. Beginning in September 2012, Bao Li entered into a management agreement with Pak Si for $103,000 per month.

Total expenses for Pak Si's services were $5,966,147, $5,305,258 and $3,732,650 during the years ended December 31, 2012, 2011 and 2010, respectively.  Amounts due to Pak Si as of December 31, 2012 and 2011 were $567,683 and $462,665, respectively and have been recorded in accrued expenses.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Employment Agreements

AGRL entered into employment agreements with five executive officers: Mr. Lam (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Mr. Vong (Director), and Lam Chou In (Operating Officer) that became effective upon the closing of the acquisition of AGRL.  Upon the closing of the acquisition of King’s Gaming, AERL has entered into two additional employments contracts with Mr. Mok and Mr. Wong. Upon the closing of the acquisition of Bao Li, the Company entered into employment agreements with Mr. Lou and Mr. Lei. In February 2012 the Board amended the employment contracts with Leong Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun, Ip Ching Wah, Lam Chou In, Mok Chi Hung and Wong Hon Meng effective January 1, 2012 to increase their respective annual salaries.

Annual minimum compensation for the terms of the employment agreements, as amended, is as follows:

2013	$860,590
2014	822,529
2015	489,402
2016	324,000
Total	$2,496,521

Each executive is entitled to paid vacation in accordance with AGRL’s policies and other customary benefits. The employment agreements provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees. The agreements with each of Liang Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun and Lam Chou In contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during the years ended December 31, 2012, 2011 and 2010 related to these employment contracts were $1,063,256, $775,200 and $690,200, respectively.

Office Lease

The Company has office leases in Hong Kong and Macau for executive offices which expire in September and April, 2013 respectively.  Minimum future lease payments are $ 35,348 for the year ended December 31, 2013. Rent expense was $66,753, $38,976 and $0 for the years ended December 31, 2012, 2011 and 2010, respectively.

Beginning in September 2012, the Company has adopted a new program to allow certain cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent. Based upon the participating junket agents during the month of January 2013, a total of approximately $809,000 will be recorded as additional commission expense in January 2013. Due to fluctuations in wins and losses as well as the junket agents’ participation, levels, the total amount of revenues and losses shared as well as their percentage of rolling chip turnover may fluctuate significantly.

Certain Risks and Uncertainties

The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies.  The tenure of the Promoter Companies acting as gaming promoters for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements.

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

The Group receives all of their revenue from gaming patrons within the Asia-Pacific Region. If economic conditions in these areas were to decline materially or additional casino licenses to new Casino Operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASIA ENTERTAINMENT & RESOURCES LTD.

April 5, 2013	By:	/s/ Leong Siak Hung
Name: Leong Siak Hung
Title: Chief Executive Officer (Principal Executive Officer)

April 5, 2013	By:	/s/ Raymond Li Chun Ming
Name: Raymond Li Chun Ming
Title: Chief Financial Officer (Principal Financial and Accounting Officer)