Form 20-F
period 2013-12-31
Iao Kun Group Holding Co Ltd
filed 2014-04-30
CIK 1417754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark one)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from __________ to ___________

Commission file number 001-34804

Iao Kun Group Holding Company Limited

(Exact name of the Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 605, East Town Building

16 Fenwick Street

Wanchai, Hong Kong

Phone: 852-2111-9220

Facsimile: 852-2110-9420

(Address of principal executive offices)

Leong Siak Hung, Chief Executive Officer

Iao Kun Group Holding Company Limited

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

On December 31, 2013, the issuer had 59,306,824 ordinary shares outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

ITEM 8.	FINANCIAL INFORMATION	80

A.	Consolidated Statements and Other Financial Information.	80

B.	Significant Changes	80

ITEM 9.	THE OFFER AND LISTING	80

A.	Offer and Listing Details	80

B.	Plan of Distribution	81

C.	Markets	81

D.	Selling Shareholders	81

E.	Dilution	81

F.	Expenses of the Issue	81

ITEM 10.	ADDITIONAL INFORMATION	81

A.	Share Capital	81

B.	Memorandum and Articles of Association	81

C.	Material Contracts	82

D.	Exchange controls	83

E.	Taxation	83

F.	Dividends and paying agents	89

G.	Statement by experts	89

H.	Documents on display	90

I.	Subsidiary Information	90

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	90

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	90

PART II		90

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	90

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	90

ITEM 15.	CONTROLS AND PROCEDURES	91

ITEM 16.	[RESERVED]	93

ii

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	93

ITEM 16B.	CODE OF ETHICS.	93

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	93

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	94

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	94

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.	94

ITEM 16G.	CORPORATE GOVERNANCE	94

ITEM 17.	FINANCIAL STATEMENTS	94

ITEM 18.	FINANCIAL STATEMENTS	94

ITEM 19.	EXHIBITS	94

iii

CERTAIN INFORMATION

In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated, “we”, “us”, “our”, the “Company”, “IKGH”, and “Iao Kun Group” refers to Iao Kun Group Holding Company Limited, a Cayman Islands company, its subsidiaries and the Promotion Entities (as defined below).

On February 2, 2010, CS China Acquisition Corp., our predecessor, consummated a business combination pursuant to which it acquired all of the outstanding capital stock of Asia Gaming & Resort Limited (“AGRL”), a Hong Kong corporation.

References to “Promoter Companies” or to “IKGH’s VIP gaming promoters” refer to those VIP gaming promoters and predecessors that are affiliated with IKGH and its subsidiaries.

References to “Promotion Entities” refer to the Promoter Companies and Mr. Lam Chou In, the Collaborator at the Oriental VIP room (defined below) and whose operations are included in the financial statements included in this Annual Report.

References to “Collaborator Agreement” refer to the collaborator agreement for the promotion of games of fortune and chance at the Oriental VIP Room in Le Royal Arc Casino (“L’Arc”) in Macau between the L’Arc Promoter and the L’Arc Collaborator.

References to “Gaming Promoter Agreement(s)” refer to, collectively or individually, the four gaming promotion agreements for the promotion of games of fortune and chance in VIP gaming rooms at City of Dreams Hotel & Casino, Sands Cotai Central, StarWorld Hotel and Casino and Galaxy Macau Resort, respectively, entered into between the Promoter Companies and the casino operators, as amended from time to time.

References to “Promotion Agreements” refer the Gaming Promoter Agreements and the Collaborator Agreement.

On November 10, 2010, we acquired 100% of the profit interest in King’s Gaming Promotion Limited (“King’s Gaming”).

On September 12, 2012, we acquired 100% of the profit interest in Bao Li Gaming Promotion Limited (“Bao Li”).

On June 26, 2013, we acquired 100% of the profit interest in the VIP gaming promotion business in the Oriental VIP gaming room located in Le Royal Arc Casino (“Oriental VIP Room”).

On September 30, 2013, we changed our name from “Asia Entertainment & Resources, Ltd.” to “Iao Kun Group Holding Company Limited.”

Unless otherwise indicated or the context indicates otherwise, all references to “Macau” or “MSAR” refer to the Special Administrative Region of Macau, and all references to “China” or “PRC” refer to the People’s Republic of China.

All references to Hong Kong Dollar (“HKD$”) are to the legal currency of Hong Kong and all references to “U.S. dollars”, “dollars”, “$” are to the legal currency of the United States. This Report contains translations of HKD$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the HKD$ or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or HKD$, as the case may be, at any particular rate or at all. On April 18, 2014, the buying rate announced by the Federal Reserve Statistical Release was HKD$7.7539 to $1.00.

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

The combined balance sheet data of AGRL, Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Iao Pou Gaming Promotion Limited (beginning in June 2009) and Doowell Limited and their predecessors (collectively, “AGRL Group”) as of December 31, 2009, and combined statements of operations data and cash flow data of AGRL Group for the years ended December 31, 2009 are derived from the audited combined financial statements of AGRL. The consolidated balance sheet data of Iao Kun Group as of December 31, 2013, December 31, 2012, December 31, 2011 and December 31, 2010 and the consolidated statement of operations data and cash flow data for the years ended December 31, 2013, 2012, 2011 and 2010 are derived from the audited consolidated financial statements of Iao Kun Group. The audited consolidated financial statements of Iao Kun Group as of December 31, 2013 and 2012 and for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 are included elsewhere in this Annual Report.

The information is only a summary and should be read in conjunction with each of our historical financial statements and related notes and “Operating and Financial Review and Prospects” contained elsewhere herein. The historical results included below and elsewhere in this Annual Report are not indicative of our future performance.

IAO KUN GROUP HOLDING COMPANY LIMITED

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

Statement of Operations Data

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
					(A)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from VIP gaming operations	$236,850,159	$236,300,623	$250,575,452	$127,036,361	$60,479,937
Total expenses	219,016,868	181,348,081	179,570,303	89,740,111	44,934,474
Operating income including pre-acquisition profit	17,833,291	54,952,542	71,005,149	37,296,250	15,545,463
Prior owners’ interest in pre-acquisition profit	—	—	—	(4,329,385)	(15,563,968)
Operating Income (Loss) Attributable to Ordinary Shareholders before change in fair value of contingent consideration	$17,833,291	$54,952,542	$71,005,149	$32,966,865	$(18,505)
Change in fair value of contingent consideration for the acquisition of King’s Gaming, Bao Li and Oriental	(12,445,789)	15,166,700	6,248,361	—	—
Net Income (Loss) attributed to ordinary shareholders	5,387,502	70,119,242	77,253,510	32,996,865	(18,505)
Other Comprehensive Income (Loss)	(76,610)	669,109	(64,634)	(41,534)	—
Total Comprehensive Income (Loss)	$5,310,892	$70,788,351	$77,188,876	$32,925,331	$(18,505)
Earnings per share attributable to ordinary shareholders (C)
Basic	$0.10	$1.53	$1.91	$2.15	(B)
Diluted	$0.10	$1.53	$1.85	$1.74	(B)
Dividend declared per share	$0.18	$0.31	$0.10	$—	—

(A)        Represents the combined statements of operations data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer

(B)        Not a meaningful metric prior to Iao Kun Group’s acquisition of AGRL on February 2, 2010.

(C)        Prior period earnings per share have been adjusted to reflect the rights issue accounting.

Balance Sheet Data

	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(A)
					(Unaudited)
Total Current Assets	$255,597,767	$265,135,490	$258,382,355	$144,939,466	$6,250,170
Total Assets	$411,828,690	$377,467,005	$328,407,314	$220,058,197	$6,250,170
Total Current Liabilities	$111,668,955	$60,105,783	$77,127,221	$96,557,390	$7,775,322
Total Liabilities	$142,736,723	$161,400,764	$169,620,206	$134,579,559	$7,775,322
Total Equity (Deficit)	$269,091,967	$216,066,241	$158,787,108	$85,478,638	$(1,525,152)

(A)        Represents the combined balance sheets data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer.

Cash Flow Data

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(A)
					(Unaudited)
Cash flows provided by (used in) operating activities	$37,906,358	$46,428,105	$5,280,509	$(76,451,485)	$3,869,081
Cash flows used in investing activities	(20,126,974)	(15,146,032)	(27,956)	(9,028,590)	—
Cash flows (used in) provided by financing activities	(30,844,943)	(27,390,634)	(2,305,762)	99,009,722	(4,303,213)
Net increase (decrease) in cash	$(13,065,559)	$3,891,439	$2,946,791	$13,529,647	$(434,132)

(A)	Represents the combined cash flow data of AGRL, its subsidiaries and the Promoter Companies, the accounting acquirer

Recent Developments

In March 2013, our Board established a new share repurchase program with an expiration date of December 31, 2013 for the Company, which was authorized to purchase up to four million of our Ordinary Shares on the open market at prices to be determined by our management. At the end of 2013, our Board extended the share repurchase program to be open-ended with no expiration date. During 2013, we purchased 732,900 shares under this repurchase program.

In June 2013, we issued one transferable subscription right for each two ordinary shares then owned to stockholders of record on June 3, 2013. The rights entitled rights holders to subscribe for an aggregate of up to 20,225,582 ordinary shares. The subscription price was $3.00 per ordinary share to be purchased. As a result of a standby purchase agreement with certain persons, including Lam Man Pou, Vong Hon Kun, Lam Chou In, Zheng An Ting, So Kam Tai, Au Chun Yin, Chan Fok Hoi, Chan Kai Ian, Sin Kam Chan, Leong Wai Meng and Cheung Mee Mo (the “Standby Purchasers”), whereby the Standby Purchasers have agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price we would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. On June 21, 2013, the closing date of the offering, a total of 19,527,950 ordinary shares were issued. The Company incurred offering costs of $2,067,809, which have been recorded as a reduction of Additional Paid in Capital.

On June 26, 2013, we entered into a profit interest purchase agreement (the “Oriental VIP Room Purchase Agreement”) among us, as purchaser, Mr. Vong Veng Im, as seller, and Frontier Champion Limited, our wholly owned subsidiary, whereby we agreed to acquire, and Mr. Vong Veng Im agreed to dispose of, the right, title, interest and benefit in and to 100% of the net operating profit generated by Oriental VIP Room at the VIP gaming room located at level 1 of the Le Royal Arc Casino located in NAPE, Downtown Macau, pursuant to a separate profit interest agreement entered into between Frontier Champion and Mr. Vong Veng Im (the “Oriental VIP Room Profit Interest”). We closed the transactions contemplated by the Oriental VIP Room Purchase Agreement on June 26, 2013.

Exchange Rates

The following table sets forth information concerning exchange rates between the HKD$ and the U.S. dollar for the periods indicated. On April 18, 2014, the buying rate announced by Federal Reserve Statistical Release was HKD$7.7539 to $1.00.

	Spot Exchange Rate
	Period	Average
Period	Ended	(1)	Low	High
	(HKD$ per US$1.00)
2009	7.7536	7.7513	7.7497	7.7551
2010	7.7810	7.7665	7.7515	7.7865
2011	7.7663	7.7793	7.7641	7.7942
2012	7.7508	7.7571	7.7500	7.7689
2013	7.7539	7.7567	7.7506	7.7596
September	7.7553	7.7544	7.7528	7.7562
October	7.7579	7.7539	7.7527	7.7547
November	7.7526	7.7525	7.7515	7.7538
December	7.7539	7.7538	7.7523	7.7554
2014*	7.7579	7.7597	7.7538	7.7672
January	7.7645	7.7576	7.7538	7.7665
February	7.7610	7.7584	7.7550	7.7646
March	7.7579	7.7631	7.7579	7.7672
April*

* Through April 18, 2014

Source: Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

Risks Relating To Our Business

Our business is entirely dependent on the Promotion Entities, which have limited operating histories and are subject to many uncertainties and contingencies.

Our sole source of revenue is the assigned profits we receive from the Promotion Entities under the profit interest agreements described below. The Promotion Entities generate their revenues from conducting VIP gaming promotion business in casinos pursuant to the Gaming Promoter Agreements and the Collaborator Agreement. Deterioration in the Promotion Entities’ business, financial condition and results of operations may have a material adverse effect on our business and results of operations.

Consistent with industry standards, the terms of each of the Gaming Promoter Agreements and the Collaborator Agreement are for one year, the same term as the gaming promoter licenses of the Promoter Companies and Mr. Chan Yan Hung (“the L’Arc Promoter”), which are subject to annual renewal. However, the Gaming Promoter Agreements may be terminated unilaterally by the casino operators at any time upon 14 to 30 days’ advance written notice, and the Collaborator Agreement may be terminated unilaterally by the L’Arc Promoter at any time upon three months’ advance notice, to the Promotion Entities. If the Promotion Entities’ relationship with any of the casino operators or the L’Arc Promoter deteriorates, the casino operators or the L’Arc Promoter may terminate or decide not to renew, at their sole discretion, the respective Gaming Promoter Agreements or the Collaborator Agreement with or without cause. Further if the relationship between Sociedade de Jogos de Macau, S.A. (“SJM”) and the L’Arc Promoter deteriorates, SJM may terminate or decide not to renew the gaming promoter agreement with the L’Arc Promoter, hence discontinues the Collaborator Agreement. Any of the above events may have a material and adverse effect on our business, financial condition and results of operations.

The operations of the Promotion Entities are also subject to significant business, economic and regulatory uncertainties and contingencies frequently encountered by businesses in competitive environments, many of which are beyond their control. The Promoter Companies are required to obtain and maintain gaming promoter licenses, which are renewed annually, to enter into the Gaming Promoter Agreements and conduct gaming promoter business in Macau. Although we have no reason to believe the renewal of the gaming promoter licenses of the Promoter Companies or the L’Arc Promoter will not be granted, we cannot assure you that these licenses will be renewed upon expiration or at all. If any of the Promoter Companies’ or the L’Arc Promoter’s gaming promoter license is terminated or not renewed, we may lose a significant part of our revenue.

If we are not able to manage these risks successfully, our business, financial condition and results of operations may be materially and adversely affected.

We are entirely dependent on our relatively limited number of VIP gaming rooms for all of our revenue and cash flow.

Our operations are currently conducted at five VIP gaming rooms in five casinos in Macau that are primarily focused on VIP baccarat. Therefore, we are subject to greater risks than other gaming promoters with more VIP gaming rooms at different geographic locations. For the years ended December 31, 2011, 2012 and 2013, revenue contributed by our largest VIP Gaming Room, accounted for 67%, 53% and 39% of our total revenue, respectively. If any of the five VIP gaming rooms is not performing as expected or ceases operation due to termination of the Gaming Promoter Agreement or the Collaborator Agreement or any other reason, our business, financial condition and results of operations could be materially and adversely affected. We are also more susceptible to the risk of changing VIP gaming patron tastes or preferences due to the limited scope of our business. Any negative developments in this regard could adversely affect our business, financial condition and results of operations.

The profitability of our business depends on a variety of factors, some of which are beyond our control.

The profitability of the gaming industry is inherently dependent on an element of chance. No one has full control of the winning of the games. In addition, theoretical win rates and, thus, our profitability are also affected by other factors, including amongst others, the VIP players’ skill and experience, the financial resources of the VIP players, the spread of table limits, the number of gaming tables in the VIP gaming rooms, the volume of bets placed by the VIP players and the amount of time VIP players spend on gaming. As a result, our VIP rooms’ rolling chip turnover and win rates may fluctuate, causing our interim results to be volatile. These factors, alone or in combination, may adversely impact our profitability.

Our profitability also depends on the proportion of VIP players that are sourced by junket agents compared to direct business players sourced by our management team, as we pay commissions to these junket agents based on the rolling chip turnover of the VIP players sourced by them, while no such commission is paid in respect of direct business players. Therefore, if the percentage of non-negotiable chips purchased by junket agents increases, our profit may decline. In 2011, 2012 and 2013, rolling chip turnover generated from direct business players accounted for 19%, 13% and 1%, of our total rolling chip turnover, respectively. Such decreasing trend may persist in the future, which will adversely affect our profitability.

The success of our newly acquired Oriental VIP Room operations at Le Royal Arc Casino is subject to the renewal or extension of the Collaborator Agreement and the rolling chip turnover achieved by Mr. Lam Chou In and the network of junket agents under Mr. Vong Veng Im.

In June 2013, we acquired 100% of the net operating profit generated by the Oriental VIP Room at L’Arc, which effectively gained us access to the network of junket agents operating in this location. In November 2013, Mr. Lam Chou In became the collaborator of the Oriental VIP room. Pursuant to the Collaborator Agreement between Mr. Lam Chou In and L’Arc Promoter, L’Arc Promoter is entitled to terminate such agreement if Mr. Lam Chou In and Vong Veng Im’s network of junket agents fail to generate the minimum monthly rolling chip turnover requirement. If the Collaborator Agreement is not renewed or extended upon expiration, or Mr. Lam Chou In and Vong Veng Im’s network of junket agents fail to achieve the minimum monthly rolling chip turnover requirement, the success of our newly acquired VIP gaming promotion operations at L’Arc and our business and prospects may be adversely affected.

Our revenue sharing model may result in greater volatility in our revenues as compared to a fixed rate commission model. Our short-term revenue under the revenue sharing model is subject to significant volatility and may not be indicate of our long-term results.

Beginning in September 2012, we changed our remuneration model from a predetermined fixed rate commission of 1.25% of the rolling chip turnover to a revenue sharing model for all of our VIP rooms. Therefore, our past performance under the fixed rate commission model may not be indicative of our future results under the revenue sharing model. Under the revenue sharing model, we currently share 42.5% to 55% of the net gaming wins or losses before expenses with the respective casino operators and L’Arc Promoter. In respect of Oriental VIP Room at L’Arc, we elected to pay table rental in exchange for a higher win/loss share percentage. Our revenues under the current model may experience significant volatility during a particular interim period and may not be indicative of our long-term results of operations. For example, should one or more of our VIP players win or lose large sums in a given period, our short-term results of operations could be materially impacted. The generally expected win rate for VIP baccarat, the table game played at our VIP rooms, is between 2.7% to 3.0%. Our quarterly win rates from 1 January 2011 to December 31, 2013 ranged from 2.27% to 3.33%. Should the win rates at one or more of our VIP rooms consistently fall below the typical range, it would adversely affect our short-term results of operations.

We face intense competition in Macau and elsewhere.

The VIP gaming promotion business in Macau is highly competitive. As of the March 31, 2014, our VIP rooms are located at five out of approximately 35 casinos of varying sizes in Macau and the Promotion Entities currently compete with approximately 200 other gaming promoters in Macau.

We expect competition in Macau’s VIP gaming market to increase in the near future as numerous new hotel, casino and entertainment complex projects, which are currently under construction or development, are due to open beginning in 2015. These projects are expected to include internationally recognized hotels and significant additional gaming space. Any opening of additional casinos and hotels is likely to result in a significant increase in the number of VIP gaming rooms, intensifying competition in Macau’s VIP gaming business and among VIP gaming promoters.

We also face current and prospective competition from casinos and gaming promoters located elsewhere in Asia, particularly since many countries have loosened visa restrictions on Chinese visitors. Such casinos include Genting Highlands, a major gaming and resort destination located outside of Kuala Lumpur in Malaysia, and other casinos located in the Philippines and Singapore. Certain countries, including the Republic of Korea, Singapore, Malaysia, Vietnam and Cambodia, have already legalized casino gaming while others, such as Japan, Taiwan and Thailand, may legalize gaming in the future, which could further increase regional competition. Additional competition is provided from other major gaming centers located around the world, including Australia and Las Vegas, as well as from cruise ships in Asia (many of which are based in Hong Kong) that offer gaming facilities. If we cannot compete effectively, our business, prospects and results of operations may be materially and adversely affected.

We face competition for qualified and skilled employees and depend on one service provider to provide the majority of our operational staffing. We are also dependent on our key management and operating personnel.

Our business success depends, in large part, on our ability and the ability of our service providers to attract, train, motivate and retain a sufficient number of qualified and skilled employees. Although we have employed over 30 senior operational staff directly, we still depend on Pak Si Management and Consultancy Limited (“Pak Si”), a company owned by Ms. Tam Lai Ching, who is Mr. Vong Hon Kun’s sister in law, to supply operational staff and there can be no assurance that Pak Si will be able or willing to continue to provide us with experienced VIP gaming related and other personnel. Macau has a relatively limited labor pool for VIP gaming operations. Our and our sole service provider’s ability to seek employees from other jurisdictions is also restricted by labor quota restrictions imposed by the Macau government. In addition, many employees at the VIP gaming rooms are required to possess certain gaming-related skills, for which substantial training and experience are needed. We cannot assure you that we will be able to compete successfully for the limited supply of qualified VIP gaming related and other personnel and to recruit, train and retain a sufficient number of qualified employees for our Macau operations.

Increasing competition for a limited number of qualified employees could force us and our service providers to raise the salaries of current employees or to pay higher wages to attract new employees, which could cause labour costs to increase. During the three years ended December 31, 2011, 2012 and 2013, our labor costs, including management fee to Pak Si for hiring and managing non-senior operating staff, accounted for 2.8%, 3.3% and 4.6% of our total revenue, respectively. If we and our sole service provider are unable to attract and retain a sufficient number of qualified employees, or if we encounter a significant increase in labor costs due to salary increases, our ability to compete effectively with the other VIP gaming promotion participants would be hampered.

Our ability to maintain our competitive position is also dependent to a large degree on the efforts, skills and continued service of certain key management and operating personnel

Our ability to maintain our competitive position is also dependent to a large degree on the efforts, skills and continued service of Mr. Lam Man Pou and other key management and operating personnel such as Mr. Vong Hon Kun, Mr. Mok Chi Hung, Mr. Lou Kan Kuong, Mr. Lam Chou In and Mr. Vong Veng Im. The loss of any of these key management and operating personnel would likely have a material adverse effect on our business since these individuals are instrumental in marketing our VIP rooms to the junket agents and VIP players. Therefore, if these individuals, for whatever reason, were no longer able or willing to perform such services, our business and results of operations would be materially and adversely affected. Our success also depends upon our ability to attract, hire and retain qualified operating, marketing, financial and technical personnel in the future. Given the intense competition for qualified management personnel in the industry, there can be no assurance that we will be able to continue to hire or retain such key personnel. We do not maintain any key person insurance.

If we fail to maintain an effective internal control and accounting system, we may be unable to report our financial results accurately or detect and prevent fraud and criminal activities.

We dedicate a significant amount of management, operational and financial resources to enhance and maintain our internal control and accounting systems, which has increased our administrative and other operating expenses. Although we review our internal control policies and procedures on an ongoing basis, we cannot assure you that we will be able to enhance and maintain our internal controls successfully, which may result in us being unable to report our financial results accurately or detect and prevent fraud and criminal activities. Effectiveness of our internal control systems and procedures may also be adversely affected by misjudgment, clerical mishandling and errors, reporting errors or our limited resources in making accurate, complete, updated evaluations. Any deficiency in our internal controls could adversely affect management’s ability to monitor, evaluate and manage our business and operations, or lead to substantial business or operational risk or inaccurate financial and regulatory reporting. Therefore, a failure to implement and maintain an effective internal control system to detect and prevent fraud and to accurately report our results could materially and adversely affect our business, financial condition and results of operations and subject us to legal or regulatory sanctions.

We face the risk of anti-social forces influencing our operations and cannot assure you that our anti-money laundering and anti-corruption policies will be effective in preventing the occurrence of money laundering or other illegal activities at our VIP rooms.

The VIP gaming promotion industry faces the risk of anti-social forces influencing its operations, including but not limited to money-laundering, terror financing and cross-border crimes. We and the casino operators have implemented anti-money laundering and anti-corruption policies in compliance with all applicable laws and regulations in Macau. For instance, pursuant to Regulation 7/2006, we obtain and retain identification documents of VIP gaming patrons when presented with transactions which are suspicious due to their nature, complexity, amounts or volume. However, we cannot assure you that such policies will be effective in preventing the VIP gaming room operations from being exploited for money laundering purposes or by other anti-social forces. Any incidents of money laundering, accusations of money laundering or association with anti-social forces, or regulatory investigations into possible money laundering or anti-social activities involving us, the casino operators or their employees or our employees, service providers, junket agents or VIP players could harm our reputation, relationship with casino operators, L’Arc Promoter and gaming regulators and results of operations. Any serious incidents of money laundering or regulatory investigation into money laundering or other anti-social activities could also cause a revocation or suspension of the Promotion Entities or the concessions or sub-concessions, which may cause the termination of the Gaming Promoter Agreements with the casino operators or the Collaborator Agreement with L’Arc Promoter as a result of the termination of the L’Arc Promoter Agreement. The Gaming Inspection and Coordination Bureau (“DICJ”), who is responsible for monitoring money laundering activities in the gaming industry and oversees the activities of the concessionaires and gaming promoters, may impose other regulatory sanctions as well. If any of these happens, our business, financial condition and results of operations may be materially and adversely affected.

We face the risk of counterfeiting and cheating and may be adversely affected by the reputation and integrity of the parties with whom we engage in business activities.

Gaming activities in VIP gaming rooms are conducted almost exclusively with non-negotiable chips which, like real currency, are subject to the risks of alteration and counterfeiting. Although the casino operators incorporate a variety of security and anti-counterfeit features to detect altered or counterfeit chips, unauthorized parties may try to copy the non-negotiable chips and introduce, use and cash in altered or counterfeit non-negotiable chips in the gaming areas. Any negative publicity arising from such incidents could also tarnish our reputation and may result in a decline in our business, financial condition and results of operations. Although no counterfeit or altered chips have been detected in our VIP rooms in the past, we cannot assure you that no counterfeit or altered chips will be detected in the future.

Although the casino operators have in place surveillance and security systems designed to detect cheating at the casinos, those systems may not be able to detect all such activities in time or at all. There is a possibility that VIP gaming patrons may successfully cheat at their games, particularly if VIP gaming patrons collude with the casino operators’ employees. In addition, our junket agents or other persons could, without our knowledge, enter into arrangements with VIP players to side-bet on the outcomes of the games of chance in the VIP gaming rooms, thus depriving us of revenues and in effect operating a side gaming operation at our expense. Failure to discover such schemes in a timely manner could result in losses in VIP gaming promotion operations which are borne between us and the concessionaire or sub-concessionaire. In addition, negative publicity related to such incidents could harm our reputation, thereby adversely affect our business, financial condition, results of operations and prospects.

The reputation and integrity of the parties with whom we engage in business activities, in particular, junket agents, are important to our own reputation and ability to continue to operate in compliance with the requirements of our licenses and Macau Gaming Law. While we endeavor to ensure that our junket agents that we work with comply with the high standards of probity and integrity required by Macau Gaming Law, we cannot assure you that they will adhere to these standards. In addition, if we enter into a business relationship with junket agent whose probity was in doubt, this may be considered by regulators or investors to reflect negatively on our own probity. As we are jointly liable for the activities conducted by our employees and collaborators, if any of the junket agents who are registered as our collaborators violate Macau gaming laws while promoting our VIP rooms, the Macau government may, at its discretion, take enforcement action against us and/or such junket agents and we may be sanctioned and our reputation harmed. The casino operators may also terminate their Gaming Promoter Agreements with us.

Non-compliance with the Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States public companies from engaging in bribery of or making other prohibited payments to foreign officials to obtain or retain business. While we have adopted a code of ethics which applies to all of our directors, officers and employees and continuously educate our directors, officers and employees about the Foreign Corrupt Practices Act, our directors, officers and employees may engage in such conduct without our knowledge, for which we might be held responsible. If that were to occur, we could suffer penalties that may have a material adverse effect on our business, financial condition and results of operations.

If our goodwill or other intangible assets become impaired, our total assets and shareholder equity may be significantly reduced.

Because we have acquired a significant number of companies and businesses in recent years, goodwill and other intangible assets represent a substantial portion of our total assets. As at December 31, 2013, our goodwill was approximately US$17.8 million and other intangible assets were approximately US$138.3 million, accounting for 4% and 34% of our total assets, respectively. We perform goodwill impairment tests for potential impairment, on an annual basis at a minimum. This process requires us to make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations, as well as the interpretation of current economic indicators and market valuations. To the extent that economic conditions would affect the future operations of our reporting units change, our goodwill and other intangible assets may be deemed to be impaired and an impairment charge could result in a significant reduction in our shareholders’ equity. A significant impairment charge would have a material adverse impact on our total assets and net income.

We may require additional debt or equity financing to expand our business and fund future projects, but may not be able to obtain such financing on satisfactory terms or at all.

Apart from equity financing, we have financed our operations primarily through cash generated from our operations, lines of credit from casinos and loans from our shareholders. We may require additional debt or equity financing in the future to expand our business and fund future projects. Our ability to secure additional financing will depend on a variety of factors, many of which are beyond our control, including our financial performance, economic conditions of the U.S., Hong Kong, Macau and other capital markets in which we may seek to raise funds, credit availability, interest rates, other gaming promotion companies that may also seek funding and investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming promotion companies. As a result, we cannot assure you that we will be able to access capital from external sources on satisfactory terms and conditions, or at all. If we are unable to obtain additional financing, we may not be able to expand our business as anticipated or to fund future projects, and our business, financial condition and results of operations could be materially and adversely affected.

Our business depends on our continued access to lines of credit granted by casino operators. Any inability to obtain credit from casino operators in the future may adversely impact our business.

We utilize lines of credit granted by casino operators to purchase non-negotiable chips from the casinos and provide them to VIP gaming patrons. As of December 31, 2013, we obtained lines of credit of approximately US$59.3 million from casino operators, of which approximately US$42.7 million were outstanding as of December 31, 2013, As required by the casino operators, these lines of credit are personally guaranteed by the shareholders of the Promoter Companies, namely Mr. Lam, Mr. Vong and Mr, Lou Kan Kuong. We cannot assure you that we will be able to obtain future lines of credit from casino operators without such personal guarantees. If we are unable to obtain such credit in the future and are unable to replace it by alternative independent third party guarantees or other financing arrangements, our ability to provide non-negotiable chips to VIP gaming patrons will be impaired, which may discourage the VIP gaming patrons from coming to our VIP rooms, which in turn may adversely impact our business, financial condition and results of operations.

We are subject to the credit risk of our VIP gaming patrons.

In order to attract VIP players and maintain our relationships with VIP gaming patrons, we extend gaming credit to our VIP gaming patrons from time to time directly or through our collaborators, exposing us to the substantial credit risk of these VIP gaming patrons. Extensions of gaming credit to VIP gaming patrons may be made with limited information or credit analysis and are often based primarily on historical gaming chip purchases. The Promotion Entities’ limited operating history may put them at a disadvantage compared to their competitors when evaluating credit risk of the VIP gaming patrons. Inability to collect receivables from our VIP gaming patrons could have a material adverse impact on our business, financial condition, results of operations and prospects.

During the three years ended December 31, 2011, 2012 and 2013, there were no defaults by VIP gaming patrons and no provisions were made in relation to markers receivables from VIP gaming patrons. During the three years ended December 31, 2011, 2012 and 2013, however, members of our management team personally guaranteed the collection of these markers receivables which provided credit comfort to us. We cannot assure you that the release of these guarantees will not affect the future recoverability of these advances, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, gaming credit extended to VIP gaming patrons in Macau is typically unsecured and the collectability of receivables from them could be negatively affected by economic trends or conditions in the countries where they reside. Additionally, courts of many jurisdictions do not enforce gaming debts and we may encounter courts or other forums that refuse to enforce such gaming debts. Our inability to collect gaming debts could have a material adverse impact on our financial condition and results of operations.

Local taxation may increase and current tax exemptions may not be extended.

We are subject to the following local taxation:

●	We are not subject to Hong Kong profits tax because we are an investment holding company and all of our operations are performed outside Hong Kong. Our subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and exempted from payment of BVI taxes.

●	The Promotion Entities in Macau are not subject to Macau Complementary tax, because, pursuant to the Gaming Promoter Agreements with the casino operators, gaming revenue is received net of taxes collected by the Macau government and paid directly by the casino operator on a monthly basis. No provision for Macau Complementary tax has been made. The Promotion Entities are subject to a tax on the amount of non-negotiable chips played by their VIP gaming patrons in the VIP gaming rooms, which is referred to as a “rolling tax”. The rolling tax is deducted and paid by the casino operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chip turnover of the VIP gaming rooms and the rolling tax is deducted as a cost of revenue. The original tax rate is a 5% withholding tax on the gross value of commissions and other remuneration paid by the casino operators to the gaming promoters. The Macau Chief Executive may reduce or cancel this tax exemption in the future by defining, in compliance with the law, what payments in kind are justified as forms of commission or remunerations to be exempted from taxation.

●	Any dividends distributed by our Macau subsidiary to us or by the Promotion Entities to our subsidiaries may be subject to up to 12% of Complementary Tax, under the Macau Complementary Tax Law.

A loss of any of these exemption benefits or increases in tax rates or imposition of additional taxes may have a material adverse effect on our financial condition and results of operations.

We are jointly liable for the activities of our employees and collaborators within the casino premises of concessionaires and could be held responsible if such persons violated the law.

We are jointly liable for the activities of our employees and collaborators within the casino premises and for their compliance with applicable laws and regulations. Failure by us to fulfill our obligations under applicable regulations may result in the following consequences:

●	the issue of a non-suitability report;

●	refusal to grant a new gaming promotion license or to renew an existing one;

●	suspension of the gaming promotion activities of gaming promoters upon notice by the concessionaire to the DICJ; or

●	administrative liability arising out of violation of the Gaming Promoters Regulation without prejudice of contractual liability of the gaming promoter towards the concessionaire.

If we are subject to any such sanctions, our business, financial condition and results of operations may be materially and adversely affected.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

U.S. listed companies with substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies in recent years. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed China- based companies that have been the subject of such scrutiny decreased sharply in value. Many of these companies have been subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, regardless of the veracity of the allegations, we may have to expend significant time and resources to investigate such allegations and/or defend ourselves and our stock price could decline as a result of such allegations.

Our insurance coverage may not be adequate to cover all potential losses, and our insurance costs could increase.

Our labor insurance and insurance for our litigation risks and directors’ indemnities have certain exclusions and may not be adequate to cover all possible losses. Furthermore, we cannot assure you that we will be able to renew our insurance policies in a timely manner, on comparable terms or at all. The cost of coverage may become so high that we may need to further reduce our policy limits or increase deductibles, or agree to additional exclusions from our coverage. There is also limited available insurance in Macau and our Macau insurance companies may need to secure reinsurance in order to adequately insure our operations. Failure to renew our insurance policies and obtain adequate coverage for our losses may materially and adversely affect our business, financial condition and results of operations.

Under our management agreement with Pak Si, Pak Si is liable to indemnify all losses that are incurred by their negligence or omission during the course of their employment with us. Such indemnification covers any losses relating to the management and operation of our VIP rooms, including loss of cash, cheques, cash chips and non-negotiable chips. Furthermore, Pak Si also takes responsibility for any damage to the facilities of our VIP rooms that is caused by them during their employment with us. Although we have the right to recover from Pak Si and Pak Si shall be liable to compensate us and make any repairs or restorations needed on the damaged facilities, Pak Si may lack the financial resources to do so, which could adversely affect our business, financial condition and results of operations.

Risks Relating to the Gaming Industry in Macau

Gaming is a highly regulated industry in Macau and the gaming and licensing authorities may exercise significant control over our operations.

Gaming is a highly regulated industry in Macau. Our operations are contingent upon our maintaining all regulatory licenses, permits, approvals, registrations, findings of suitability, orders and authorizations pursuant to Macau law.

In addition, the casinos’ activities in Macau are subject to administrative review and approval by various agencies of the Macau government, including the DICJ, the Macau Judiciary Police, Health Department, Labor Bureau, Public Works Bureau, Fire Department, Financial Services Bureau (including the Tax Department), Macau Monetary Authority, Financial Intelligence Bureau and Macau government Tourism Office. We cannot assure you that the casino operators will be able to obtain all necessary approvals and licenses, and their failure to do so may materially and adversely affect our business and operations. Macau law permits redress to the courts with respect to administrative actions; such redress is, however, largely untested in relation to gaming industry regulatory issues.

Current laws, such as licensing requirements, tax rates and other regulatory obligations, could change or become more stringent, resulting in additional regulations being imposed upon the gaming promotion operations or an increase in competition in the gaming industry. For example, in September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of rolling chip volume, which has been enforced since December 2009. Any failure to comply with these regulations may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our operations.

On November 1, 2012, the Macau government raised the minimum age required for the entrance in casinos in Macau from 18 to 21, while allowing current casino employees to maintain their positions while in the process of reaching the minimum required age. This could adversely affect our ability and the ability of our business associates to engage sufficient staff for our operations in the future.

Under the existing legal framework, VIP gaming promoters must report suspicious transactions within 48 hours of becoming aware of such suspicious behaviour. Failure to report suspicious transactions constitutes an administrative offence. Depending on the number of suspicious transactions reported, the DICJ may at any time instruct concessionaires or sub-concessionaires to enforce stricter control of suspicious transactions reporting. We didn’t have suspicious transaction reported. We cannot assure you that this requirement will not be more strictly enforced in the future.

There are limited precedents interpreting and applying the laws of Macau and regulations concerning gaming. These laws and regulations are complex and a court or administrative or regulatory body may in the future interpret these laws and regulations in a manner that differs from our interpretation or issue new or modified regulations, which could have a material adverse effect on our business, financial condition and results of operations.

Agreements for concessions and sub-concessions to operate casinos in Macau are for specific periods of time and could not be renewed upon their expiration. Also, the Macau government has the right to unilaterally terminate the concessions or sub-concessions in certain circumstances. Because we derive our rights from agreements with the casino operators, a termination of a casino operator’s license to operate a casino will cause a termination of our business at that casino.

The concession of SJM and the sub-concession of MGM Grand Paradise Limited will expire on March 31, 2020, unless extended pursuant to certain provisions of Macau law. The concession of Galaxy Casino, S.A. (“Galaxy”), the sub-concession of Venetian Macau, S.A. (“Venetian Macau”), the concession of Wynn Resorts (Macau), S.A. (“Wynn Macau”) and the sub- concession of Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”) will expire on June 26, 2022, unless extended pursuant to certain provisions of Macau law. Upon expiration of these concessions and sub-concessions, all casinos, gaming assets and equipment and ownership rights to the casino properties in Macau will revert to the Macau government without compensation to the casinos. Moreover, beginning on June 26, 2017, the fifteenth year of the concession of Galaxy, sub-concession of Venetian Macau, the concession of Wynn Macau and the sub-concession of Melco Crown Gaming, the Macau government may exercise its right to redeem the concessions or sub-concessions by providing the concessionaires or sub-concessionaires with at least one-year prior written notice. SJM has been subject to this right of redemption of the Macau government since April 1, 2009, the seventh year of SJM’s concession. We cannot assure you that the concessionaires or sub-concessionaires will be able to renew or extend their concessions or sub-concessions on terms favourable to them or at all. If any of the concessions or sub-concessions are not renewed or extended upon their stated expiration date, or if the Macau government exercises its early redemption right, we will cease to generate any revenue from the affected casinos and our gaming promotion operations at the affected casinos will cease accordingly.

The Macau government has the right to unilaterally terminate the concession or sub-concession agreements upon the occurrence of certain events of default. The concession and sub-concession agreements contain various general covenants and other provisions with which the concessionaires or sub-concessionaires are required to comply. These include the obligations to submit periodic information to the Macau government, operate casinos in a fair and honest manner and maintain certain levels of insurance. Failure to comply with the terms and conditions of the concession or sub-concession agreements in a manner satisfactory to the Macau government could ultimately result in the termination of the concession or sub-concession agreements. The occurrence of any event of default may, and any termination of the concession or sub-concession agreements will, cause all of the casinos, gaming assets and equipment and ownership rights to the casino properties in Macau to be automatically transferred to the Macau government. If this occurs, we will cease to generate any revenue from the affected casinos.

Conducting business in Macau involves certain economic and political risks relating to changes in Macau’s and China’s political, economic and social conditions.

Conducting business in Macau involves certain risks such as risks relating to changes in Macau’s and China’s political, economic and social conditions, changes in Macau governmental policies, changes in Macau laws or regulations or their interpretation, changes in exchange control regulations, potential restrictions on foreign investment and repatriation of capital, measures that may be introduced to control inflation, such as interest rate increases, and changes in the rates or method of taxation. In addition, our operations in Macau are exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. The PRC government may adopt policy and regulatory measures aimed at curtailing the possibility of corruption in Macau’s gaming industry in the near future. We cannot be certain that the PRC government’s anti-corruption policies and regulatory measures will not materially and adversely affect our business, financial condition, results of operations and prospects.

The Macau government may decide to impose more stringent laws with respect to the practice of gaming promoters issuing gaming credit to VIP gaming patrons and any change in our operations to comply with such laws may result in a decrease in our revenue.

The Gaming Credit Law governs the granting of gaming credit in Macau, and forbids the assignment or transfer, in any form, of the power to grant gaming credit. For the past 20 years, it has been customary practice in Macau that casinos issue gaming credit to VIP gaming promoters in the form of non-negotiable chips that can only be used in that gaming promoter’s VIP gaming rooms. The non-negotiable chips may not be redeemed for cash, cash chips or other goods or services. The gaming promoters extend such gaming credit to VIP gaming patrons. However, if the Macau government in the future imposes a more stringent law governing the extension of gaming credit to VIP gaming patrons, we may be required to adjust our operations to comply with such law, and limit our ability to extend gaming credit which may reduce rolling chip turnover, which in turn may materially and adversely affect our business and results of operations.

A weakening in economic and credit market conditions may adversely affect tourism and the profitability of our business.

There can be no assurance that the recent difficult financial conditions in the global markets will improve or that government responses to these conditions will successfully address fundamental weakness in the global markets, restore consumer confidence or increase market liquidity. Weakness in the global economy or in the economy of China, where a significant number of gaming patrons reside and/or generate their income, may result in a reduction in the number of gaming patrons or the frequency of visits by these gaming patrons to our VIP rooms. Any reduction in demand for the gaming activities that we promote would reduce our revenue.

China has imposed government restrictions on Chinese citizens travelling from mainland China to Macau and may continue to do so in the future. If China or other countries impose additional government restrictions on travel, the number of visitors to Macau could decline.

We have applied for, and the casino operators have approved, increasing the number of gaming tables in our VIP rooms and intend to take part in the promotion of additional VIP gaming rooms, based, in part, on our expectation of future visitor arrivals in Macau, particularly from China. According to the the Direcçªo dos Serviços de Estatística e Censos (Statistics and Census Service) (“DSEC”), in 2009, 2010, 2011, 2012 and 2013, tourists from mainland China accounted for approximately 50.5%, 53.0%, 57.7%, 60.9% and 63.5%, respectively, of all visitors to Macau. Since May 2008, the Chinese government has imposed restrictions on travel to Macau and may impose further restrictions in the future. In May and July 2008, the Chinese government adjusted its visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In September 2008, it was publicly announced that mainland Chinese citizens without a Macau visa could no longer enter Macau from Hong Kong. If the number of visitors from China and elsewhere fails to increase as anticipated, we may not be able to source enough VIP gaming patrons to our VIP rooms to meet the minimum rolling chip turnover requirement of source of our VIP rooms, and our business, financial condition and results of operations may be materially and adversely affected.

The level of visitor arrivals to Macau from China and elsewhere may decline due to, or travel to Macau may be disrupted by, natural disasters, outbreaks of disease, terrorist attacks, security alerts, military conflicts or other factors.

Macau’s subtropical climate and location on the South China Sea subject it to extreme weather conditions, including typhoons and heavy rainstorms. For example, in 2013, there were seven typhoons that impacted areas within 800 km of Macau. Unfavourable weather conditions or other natural disasters such as earthquakes, tsunamis or major typhoons could severely disrupt transportation to Macau and prevent gaming patrons from travelling to Macau. Similarly, outbreaks of infectious diseases, such as H1N1, terrorist attacks, security alerts or military conflicts could have a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. Any of these, or other factors such as riots or demonstrations, could have a negative impact on visitor arrivals to Macau from China and elsewhere.

Consolidation of junket agents in recent years has led to increased bargaining power of junket agents, which could reduce our profits.

Over the past several years, the Macau gaming industry has experienced a consolidation of junket agents. Although there is uncertainty as to whether such consolidation will become a trend in Macau, any consolidation in the Macau gaming market may provide junket agents with significant leverage and bargaining power, which could result in higher commissions paid to the junket agents, the loss of business to a competitor or the loss of our relationships with our junket agents. There have been recent instances of higher commission paid by other gaming promoters to junket agents in Macau. If we need to increase agent commission rates, our profits would be negatively affected.

Macau’s infrastructure may limit the development of its gaming industry.

According to the DSEC, the year on year visitors arrival of Macau grew at 14.8% in 2010, 12.2% in 2011, 0.3% in 2012 and 4.4% in 2013. Accordingly, demands on the capacity of Macau’s transportation infrastructure have also increased. To improve Macau’s existing transportation infrastructure, the Macau government has announced a number of infrastructure projects to facilitate travel to and within Macau. These projects, which are in various stages of planning or development, include a further expansion of the Macau International Airport, construction of a light rail transit system, construction of two new tunnels linking the Macau peninsula and Taipa, construction of the Hong Kong-Zhuhai-Macau bridge and improved pedestrian walkways and border crossings. However, these projects may not be approved or completed in a timely fashion or at all and, if completed, may not be able to alleviate the growing transportation demand associated with the rapid expansion of Macau’s gaming industry and the related recent increase in visitor levels to Macau. If Macau fails to adequately address the growing transportation demand, transportation infrastructure problems could limit the number of visitors arriving in Macau, which, in turn, could have a material and adverse effect on our business, financial condition and results of operations.

Our gaming promotion operations could be adversely affected by restrictions on the export of the Renminbi.

Casino operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese travelling abroad are only allowed to take a total of RMB 20,000 in cash plus the equivalent of up to US$5,000 of foreign currencies out of China. Further restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

Unfavourable changes in currency exchange rates may cause fluctuations in the value of our investment in Macau.

Our business transactions, assets and liabilities are principally denominated in Hong Kong dollars, our functional currency, with a small portion of our revenues denominated in Patacas. Our consolidated financial statements are presented in U.S. dollars, which is our reporting currency. The Hong Kong dollar is linked to the U.S. dollar and the exchange rate between these two currencies has remained relatively stable over the past several years. The Pataca, which is not a freely convertible currency, is linked to the Hong Kong dollar, and in many cases the two are used interchangeably in Macau. The exchange linkages of the Hong Kong dollar and Pataca, and the Hong Kong dollar and the U.S. dollar, are subject to potential changes due to, among other things, Chinese, Hong Kong and Macau governmental policies and international economic and political developments.

In the event of unfavourable Hong Kong dollar or Pataca exchange rate changes as against the U.S. dollar, our obligations that are denominated in U.S. dollars would increase in Hong Kong dollar and/or Pataca terms and our results of operations may be adversely affected.

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

We rely on the contractual arrangements, including profit interest agreements between our subsidiaries and the Promotion Entities, for our VIP gaming promotion business in Macau, which may not be as effective in providing operational control as direct ownership or enable us to derive economic benefits as through ownership of controlling equity interests.

We have relied and expect to continue to rely on the contractual arrangements for our VIP gaming promotion business in Macau and the safeguarding of our interests. Although the contractual arrangements confer significant control and economic benefits and are enforceable under Macanese law, they may not be as effective in providing us with operational control as direct ownership or enabling us to derive economic benefits as through ownership of controlling equity interests. If we had direct ownership of the Promotion Entities, we would be able to exercise our rights as a shareholder. Therefore, the contractual arrangements may not be as effective in ensuring control over our operations in Macau as direct ownership would be and may not enable us to derive the same economic benefits as through ownership of a controlling equity interest.

If the Macau government finds that the contractual arrangements that establish the structure for operating our gaming promotion business in Macau do not comply with Macau governmental restrictions on non-Macau companies directly operating a gaming promotion business in Macau, or if these restrictions or the interpretation of these restrictions change in the future, we could be subject to severe penalties or be forced to relinquish our interest in those operations.

Current Macau laws do not allow non-Macau companies, such as us, to directly operate a gaming promotion business in Macau. Because of these restrictions, our corporate structure ensures that we do not have a direct ownership interest in the entities involved in the activities in which non-Macau companies’ participation is restricted. Consequently, our gaming promotion business is operated through certain contractual arrangements, which enable us to receive substantially all of the economic benefits and risks of the Promotion Entities and exercise effective control over the Promotion Entities. Our Macau legal advisers have advised that the corporate structure of the Promotion Entities and the contractual arrangements comply with all existing Macau laws. However, as there are uncertainties regarding the interpretation and application of Macanese laws and regulations, we cannot assure you that the Macau government will not determine that our corporate structure and the contractual arrangements do not violate Macanese laws, rules or regulations, or will not adopt any new regulations restricting non-Macau companies from being involved in the gaming promotion business through the contractual arrangements in Macau. If the applicable Macanese authorities invalidate these contractual arrangements for violation of Macanese law, they would have broad discretion to impose actions against us including: (i) revoking the Promotion Entities’ business and operation licenses; (ii) ordering us to discontinue or restrict our operations; (iii) restricting our right to collect revenues from the Prompter Companies; (iv) requiring us to restructure our operations and corporate structure in such a way as to compel us to establish new enterprises, re-apply operating licenses or relocate our business, staff or assets; (v) imposing additional conditions or requirements with which we may not be able to comply; or (vi) taking other regulatory or enforcement actions against us which could be harmful to our business, all of which in combination or isolation would adversely and materially affected our business operations or ability to consolidate the results of the Promotion Entities and substantially decrease the value of our Shares.

If the Promotion Entities or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs to enforce our rights.

If the Promotion Entities or any of their shareholders terminate, or purport to terminate, or fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and resources to enforce our rights under the agreements, and rely on legal remedies under Macanese law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the Promotion Entities breach their obligations under the respective profit interest agreements or their undertakings to act in a manner in line with the wishes of the Company, or if they were otherwise to act in bad faith towards us, then we may have to take legal action to compel them to perform their contractual obligations. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the Promotion Entities, and our ability to conduct our business may be adversely affected.

We are a holding company and our subsidiaries’ ability to pay dividends is dependent upon the earnings of IKGH’s Promotion Entities and distributions by its subsidiaries.

We are a holding company incorporated under the laws of the Cayman Islands. AGRL incorporated under the laws of the Hong Kong Special Administrative Region. All of our business operations are conducted through IKGH’s subsidiaries and its Promotion Entities. They are currently engaged in the promotion of five major VIP gaming rooms and are entirely dependent upon their VIP gaming rooms for all of their cash flow. IKGH’s ability to pay dividends to us is dependent upon the earnings of IKGH’s Promotion Entities and the distributions of funds to IKGH by its subsidiaries, primarily in the form of dividends. The ability of IKGH’s subsidiaries to make distributions to IKGH depends upon, among other things, the profits interest assigned to them. There are currently up to 12% withholding tax on dividends in Macau but no withholding taxes levied on dividends in Hong Kong or the Cayman Islands. Other factors such as cash flow conditions, restrictions on distributions contained in our subsidiaries’ articles of association, withholding tax and other arrangements will also affect IKGH’s subsidiaries’ ability to make distributions to it. These restrictions could reduce the amount of distributions that IKGH will receive from its subsidiaries, which in turn would restrict IKGH’s ability to fund operations and pay dividends on the shares.

As our subsidiaries are located outside of the United States, we will be subject to a variety of additional risks that may negatively impact our operations. In addition, the laws applicable to AGRL will likely govern all of our material agreements and we may not be able to enforce our legal rights.

Because AGRL is a Hong Kong company that operates through subsidiaries and VIP gaming promoters in Macau, we are subject to special considerations or risks associated with companies operating outside of the United States, including some or all of the following:

•	rules and regulations or currency conversion or corporate withholding taxes on shareholders;
•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;
•	currency fluctuations and exchange controls;
•	challenges in collecting accounts receivable;
•	cultural and language differences; and
•	employment regulations.

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

The shares issued in connection with the acquisition of King’s Gaming, Bao Li Gaming and the Oriental VIP Room in L’Arc in Macau will increase the number of shares that will be available for resale in the public market.

The ordinary shares issuable in connection with our acquisition of King’s Gaming upon the achievement of future incentive targets, the ordinary shares issuable in connection with our acquisition of Bao Li Gaming upon the achievement of future incentive targets, the ordinary shares issuable in connection with our acquisition of the Oriental VIP Room in L’Arc in Macau upon the achievement of future incentive targets will increase the number of shares available for resale and could have an adverse effect upon the market price of the ordinary shares.

Our officers and directors have significant influence over us and their interests may differ from those of the public shareholders.

As of April 25, 2014, our officers and directors hold 34.0% of the total outstanding shares of our Company. As a result of their substantial equity and voting interests, our officers and directors will, when acting together, have significant influence in, among other things, the election of a majority of our directors, including the collective ability to nominate directors; the appointment and change of our management; our legal and capital structure; and our day-to-day operations. They also enact influence over approving material mergers, acquisitions, dispositions and other business combinations, as well as approving any other material transactions and financings. These actions may be taken in many cases without the approval of the independent non-executive directors or other shareholders and the interests of our officers and directors may conflict with the interests of the public shareholders.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of our income and our subsidiaries during our 2013 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2013 taxable year, there can be no assurance in respect to our PFIC status for our 2013 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2014) taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

We may not make dividend payments at a similar level as in the past or at all in the future.

Although we have authorized a semi-annual and an annual dividend, the form, frequency and amount of future dividends on the Shares will be at the discretion of the Board of Directors and will depend on factors such as the profitability, financial condition, business development requirements, future prospects and cash requirements of our Company. Moreover, dividend declaration and payment, as well as the amount of dividends, will also be subject to, amongst others, the requirements under our organizational documents and the Companies Law of the Cayman Islands, including the approval of our Board of Directors. Therefore, there can be no assurance that we will make dividend payments at a similar level as in the past or at all in the future.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is “Iao Kun Group Holding Company Limited.” We are a Cayman Islands exempted company. Our principal place of business is located at Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong, telephone number 852-2111-9220. On February 2, 2010, we acquired all of the outstanding capital stock of AGRL, a Hong Kong company that, through “profit interest agreements” between its subsidiaries and affiliated companies known as Promotion Entities, receive the profit streams from gaming operations conducted by the Promotion Entities. In connection with the acquisition, we changed our name from “CS China Acquisition Corp.” to “Asia Entertainment & Resources, Ltd.” Prior to our acquisition of AGRL, we had no operating business. On September 30, 2013, we changed our name from “Asia Entertainment & Resources, Ltd.” to “Iao Kun Group Holding Company Limited.”

Initial Public Offering

On August 15, 2008, we consummated our initial public offering (“IPO”) of 4,800,000 units at $6.00 per unit. On August 21, 2008, we consummated the closing of an additional 720,000 units that were subject to the underwriters’ over-allotment option. Each unit consisted of one ordinary share and two warrants, each entitling the holder to purchase one ordinary share at an exercise price of $5.00 until August 10, 2013. Simultaneously with the consummation of IPO, we sold an aggregate of the 3,608,000 warrants at $0.50 per warrant (for an aggregate purchase price of $1,804,000) in a private placement to our founders. Gross proceeds from the IPO (including from the private placement of warrants and exercise of the underwriters’ over-allotment option) were $34,924,000. We paid a total of $1,324,800 in underwriting discounts and commissions (after deferring $993,600 that was paid to the underwriters upon the consummation of our acquisition of AGRL) and for costs and expenses related to the IPO. After deducting the underwriting discounts and commissions and offering expenses, the total net proceeds to us from the IPO (including the over-allotment option and the private sale) were $33,280,880, of which $32,899,200 was deposited into the trust account and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

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

In addition to the ordinary shares described above, Spring Fortune was entitled to receive ordinary shares for each of the years 2009, 2010, 2011, and 2012 in which AGRL has adjusted net income that equals or exceeds the target specified for such year in the Purchase Agreement, as amended (the “Incentive Target”), as follows:

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

AGRL’s net income after taxes for 2009 was $15,545,463. Accordingly, the Incentive Targets for 2009 were not met and no additional shares were issued with respect to that year. AGRL’s net income after taxes for 2010 was $41,810,004. Accordingly, the Incentive Targets for 2010 were met, and Spring Fortune and its affiliates were issued an aggregate of 12,050,000 ordinary shares with respect to that year; however, Spring Fortune did not earn the additional 530,000 ordinary shares for the year ended December 31, 2010. AGRL’s net income after taxes for 2011 was $80,144,002. Accordingly, the Incentive Targets for 2011 were met, and Spring Fortune and its affiliates were issued an aggregate of 2,573,000 ordinary shares with respect to that year; Spring Fortune also earned the additional 530,000 ordinary shares for the year ended December 31, 2011, so an aggregate of an additional 3,103,000 ordinary shares were a issued to Spring Fortune and its affiliates. AGRL did not achieve the performance targets for the year ended December 31, 2012 and, as a result, no incentive shares were issued to AGRL.

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

King’s Gaming did not meet its 2012 or 2013 gross profit target for the years ended December 31, 2012 and 2013. Accordingly, the Seller is not entitled to receive any Earnout Shares or Additional Incentive Shares for those periods.

Acquisition of Bao Li Gaming Promotion Limited

On September12, 2012, we consummated the transactions contemplated by that certain Profit Interest Purchase Agreement dated as of September 5, 2012 (the “Bao Li Gaming Purchase Agreement”) by and among the Company, Bao Li Gaming Promotion Limited, a Macau company (“Bao Li Gaming”), Mr. Lou Kan Kuong and Mr. Lei Kam Keong (each, individually, the “Bao Li Gaming Seller” and collectively, the “Bao Li Gaming Sellers”), whom collectively own 100% of the equity interests of Bao Li Gaming, pursuant to which we acquired 100% of the profit interest in Bao Li Gaming (the “Bao Li Gaming Acquisition”).

Pursuant to the Bao Li Gaming Purchase Agreement, Bao Li Gaming sold the Profit Interest to the Company (as defined below) pursuant to a separate Profit Interest Agreement (the “Bao Li Gaming Profit Interest Agreement”) entered into between Bao Li Gaming and Jubilee Dynasty Ltd., a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company (“Jubilee Dynasty”). The Bao Li Gaming Profit Interest was assigned to Jubilee Dynasty at the closing as of September 1, 2012. For purposes of the Bao Li Gaming Purchase Agreement, “Bao Li Gaming Profit Interest” means the right, title, interest and benefits in and to 100% of the net operating profit generated by Bao Li Gaming at the VIP gaming room located at the City of Dreams Macau at Crown Towers, City of Dreams, Estrada do Istmo, Cotai, Macau.

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

Bao Li achieved the minimum rolling chip target for 2013 in May of 2013. As a result the Company paid the Bao Li Seller $13,000,000 in August 2013 and will issue 625,000 Ordinary Shares in the second quarter of 2014. Additionally, Bao Li reached the incremental earn out rolling chip target for 2013 and will be paid an additional $13,000,000 and will be issued an additional 625,000 Ordinary Shares in the second quarter of 2014.

Acquisition of Oriental VIP Room

On June 26, 2013, we entered into a profit interest purchase agreement (the “Oriental VIP Room Purchase Agreement”) among us, as purchaser, Mr. Vong Veng Im, as seller, and Frontier Champion Limited, our wholly owned subsidiary, whereby we agreed to acquire, and Mr. Vong Veng Im agreed to dispose of, the right, title, interest and benefit in and to 100% of the net operating profit generated by Oriental VIP Room at the VIP gaming room located at level 1 of the Le Royal Arc Casino located in NAPE, Downtown Macau, pursuant to a separate profit interest agreement entered into between Frontier Champion and Mr. Vong Veng Im (the “Oriental VIP Room Profit Interest”). We closed the transactions contemplated by the Oriental VIP Room Purchase Agreement on June 26, 2013.

We purchased the Oriental VIP Room Profit Interest for an aggregate amount of US$20,000,000, of which (i) US$10,000,000 was paid on June 26, 2013 upon satisfaction or waiver of certain conditions pursuant to the Oriental VIP Room Purchase Agreement; and (ii) US$10,000,000 was paid on December 13, 2013, within 3 Business Days of the satisfaction or waiver of certain conditions pursuant to the Oriental VIP Room Purchase Agreement. Should Mr. Vong Veng Im’s network of junket agents generate at least US$2.5 billion of rolling chip turnover during each of the 12 months periods ended 30 June 2014, 2015 and 2016, Mr. Vong Veng Im would be entitled to receive US$13,000,000 in cash and 625,000 Ordinary Shares for each 12 month period. For each incremental US$25,000,000 in rolling chip turnover in access of US$2.5 billion, the Company will pay an additional US$130,000 and issue an additional 6,250 Ordinary Shares. Should Mr. Vong Veng Im achieve rolling chip turnover of at least US$15 billion during the 36 month period ended 30 June 2016, then the Company will pay an additional US$2,500,000 for every US$1 billion in excess of US$15 billion, up to a maximum of US$12,500,000.

Pursuant to the Oriental VIP Room Purchase Agreement, Mr. Vong Veng Im had agreed to provide a personal guaranty, for so long as he is employed by the Company providing for the guaranty of all obligations of Oriental VIP Room and himself, including but not limited to any bad debts that his network of junket agents may have incurred or may incur in the future.

Other Events

In June 2013, we issued one transferable subscription right for each two ordinary shares then owned to stockholders of record on June 3, 2013. The rights entitled rights holders to subscribe for an aggregate of up to 20,225,582 ordinary shares. The subscription price was $3.00 per ordinary share to be purchased. As a result of a standby purchase agreement with certain persons, including Lam Man Pou, Vong Hon Kun, Lam Chou In, Zheng An Ting, So Kam Tai, Au Chun Yin, Chan Fok Hoi, Chan Kai Ian, Sin Kam Chan, Leong Wai Meng and Cheung Mee Mo (the “Standby Purchasers”), whereby the Standby Purchasers have agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price we would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. On June 21, 2013, the subscription period for the rights offering expired and on June 28, 2013, the Company instructed its transfer agent to issue a total of 19,527,950 ordinary shares. The Company incurred offering costs of $2,067,809. Shareholder loans in the aggregate principal amount of $ 60 million were paid off in connection with the closing of the rights offering.

On September 20, 2013, we announced a delay in our planned Hong Kong Stock Exchange listing due to the unexpected passing of the sponsor’s principal who was in charge of our Hong Kong listing application. We have engaged a new sponsor. We now expect to submit the application during the second quarter of 2014 after the completion of our annual audit.

In March 2013, our Board established a new share repurchase program with an expiration date of December 31, 2013 for the Company, which was authorized to purchase up to four million of our Ordinary Shares on the open market at prices to be determined by our management. At the end of 2013, our Board extended the share repurchase program to be open-ended with no expiration date. During 2013, we purchased 732,900 shares under this repurchase program.

B.	Business Overview

THE MACAU GAMING INDUSTRY

Overview

Macau is a Special Administrative Region of the PRC located on the Pearl River Delta on the southern border of Guangdong Province, one of China’s wealthiest and most urbanized provinces. It is approximately an hour away via high-speed ferry from Hong Kong, a tourism hub in Asia, and home to China’s only approved casino gaming region. Macau attracts visitors from Guangdong Province, which had a population of approximately 106.4 million in 2013, and from the rest of China, Taiwan, Japan, South Korea, Thailand, Malaysia, Singapore, Indonesia, India and the Philippines, which are all within a five hour flight from Macau and together with Hong Kong had a combined population of approximately 3.2 billion in 2013. According to the 12th Five-Year Plan (2011–2015) for National Economic and Social Development of the PRC, Macau is designated to be developed as a “world-class tourism and leisure center.”

According to the DSEC, visitors to Macau from mainland China and Hong Kong accounted for 63.5% and 23.1%, respectively, of arrivals in 2013. Total visitors to Macau from China grew at a CAGR of 21.7% from 2003 to 2013. Macau’s proximity to major population centers in Asia enhances its appeal as a popular gaming destination for foreign tourists. International visitation levels have also experienced rapid growth from 2003 to 2013. We expect to continue to benefit from the continued economic growth in China and other Asian countries.

We believe that Macau is the world’s largest and fastest growing gaming market in terms of gross gaming revenues. It is currently the only location in Greater China to offer legalized casino gaming. According to the DICJ, the Macau market generated US$45.2 billion in gross gaming revenues in 2013, a 18.6% increase from 2012 and a 34.5% increase from 2011.

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

The following table summarizes certain information about Macau and its gaming market from 2008 to 2013:

	2008	2009	2010	2011	2012	2013	2008– 2013 CAGR

Macau
Gross gaming revenues(1) (in millions of US$)	13,563	14,951	23,536	33,407	38,094	45,153	27.1%
VIP baccarat gross gaming revenues (in millions of US$)	9,199	9,999	16,951	24,460	26,410	29,855	26.5%
Number of gaming tables(2)	4,017	4,770	4,791	5,302	5,485	5,750	7.4%

Total visitation (million)(3)	22.9	21.8	25.0	28.0	28.1	26.7	3.1%

Sources: The DICJ and the DSEC

Notes:

(1)	Excluding revenues derived from non-casino related gaming activities such as horse racing, greyhound racing, Chinese lottery, instant lottery and sports lottery.

(2)	As at December 31, of each of the years presented.

(3)	Visitor arrivals have excluded non-resident workers and students, but included arrivals at the Trans Border Industrial Park.

Demand for Gaming and Gaming-Related Services

According to the DSEC, approximately 29.3 million visitors arrived in Macau in 2013, up by about 4.4% from 2012, of which approximately 18.6 million, or 63.5%, were from mainland China, as compared to 60.2% in Most VIP players in the VIP segment are sourced by a network of gaming promoters who work with various casino operators.

We believe that the increase in the number of gaming and gaming-related facilities is likely to continue Macau’s transformation into a premier integrated gaming and tourism centre. The completion of new world-class gaming and gaming-related facilities in Macau could attract a greater number of gaming patrons and potentially result in an increase in total gaming revenue in Macau.

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

The growth of Macau’s gaming industry has correlated positively with the continued economic growth and development of mainland China. IKGH believes that the emergence of the middle class in China represents a significant long-term growth opportunity for Macau’s gaming industry. However, there is no guarantee that the economic growth in China will continue at its historic pace.

The following diagram sets out the annual visitation to Macau from China from 2003 to 2013:

Annual Visitation from China

Sources: The DSEC and the National Bureau of Statistics of China

Note: The number of visitors to Macau in 2008 was revised by the DSEC and showed a significant drop compared to previous non- revised numbers due to a methodological change. From 2008, visitor arrivals have excluded non-resident workers and students, but included arrivals at the Trans Border Industrial Park. The number of visitors to Macau in 2008 based on the DSEC’s previous methodology was 30,185,740, an increase of 11.8% from 2007. Population penetration percentage is calculated by dividing the total population of China with the number of visitors to Macau.

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

Macau is accessible by land, air and sea. Several airlines currently fly directly to Macau International Airport, operating direct routes to Macau from countries such as South Korea, Japan, Thailand, Malaysia, Singapore and the Philippines.

We believe that improved transportation to and within Macau will contribute to continued growth in visitation and gaming players. A number of infrastructure projects to facilitate travel have been recently completed or are in various stages of planning or development, such as the following:

●	Guangzhou-Zhuhai Highway. The highway which opened in 2004 links Macau to Hengqin Island, a PRC government-mandated strategic new zone planned for development into a commercial, residential and resort destination.

●	Guangzhou-Zhuhai Intercity Mass Rapid Transit. The mass rapid transit was opened in January 2011, which provides another convenient form of transport to Macau.

●	Guangzhou-Zhuhai Intercity Railway. The high speed railway was partially opened in 2011 and was completed at the end of 2012. The high speed railway reduces travel time between Guangzhou and Zhuhai, from two hours to approximately 45 minutes.

●	Airport capacity upgrade. With the continuous upgrade in the capacity and facilities of the Macau International Airport, the airport is expected to accommodate up to 7.1 million passengers by 2020, according to media reports.

●	Taipa Ferry Terminal. Macau is expected to have a soft opening of a new ferry terminal, Taipa Ferry Terminal in Taipa Island, in addition to its two current ferry terminals in the second half of 2014. Currently, there are two ferry terminals located at the inner harbor and the outer harbor on the Macau Peninsula, and a temporary one on the city’s Taipa Island in operation. The new terminal is expected to have 16 piers for boats with a capacity of up to 400 passengers and three piers for ships of 1,200 passenger berths. A heliport on the roof of the terminal is also expected to be constructed.

●	Macau Light Rail System. The light rail system connecting the Macau Peninsula, Taipa and Cotai via 21 different stations is expected to be ready for use by 2015, which is expected to improve connectivity.

●	Hong Kong-Zhuhai-Macau Bridge. The bridge linking three areas will include a bridge with a total length of around 30 km, boundary crossing facilities, access roads and associated works. In January 2007, the local governments of Hong Kong, Zhuhai and Macau established the Hong Kong-Zhuhai-Macau Task Force to implement the project, which is expected to open in around 2016. It will contribute to the reduction in road travel time from Hong Kong and/or Zhuhai to Macau.

●	Expansion of Border Gate. The expansion of the border gate checkpoint in the Portas do Cerco area in northern Macau was completed at the end of 2012, increasing the capacity of the border from 300,000 people per day to more than 500,000 people per day.

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

These concessionaires and sub-concessionaires have committed to invest in Macau pursuant to their respective concession and sub-concession contracts in order to develop projects such as casinos, hotels, convention facilities and facilities for retailing, dining, entertainment and recreation. IKGH believes that the substantial financial commitment by the concessionaires and sub-concessionaires will stimulate further revenue growth in Macau’s gaming and tourism industries.

As at December 31, 2013, SJM operated 20 of the 35 casinos in Macau, Galaxy operated 6 casinos, Venetian Macau operated 4 casinos, Melco PBL operated 3 casinos and Wynn Macau and MGM Grand Paradise each operated 1 casino (Source: DICJ).

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

With the development of Macau’s gaming market, some of the concessionaires and sub-concessionaires have increased their investments in gaming and gaming-related facilities. For example, construction on Macau Studio City resumed in 2012 and the resort is scheduled to open in 2015. The Galaxy Macau Phase 2 is expected to open in mid-2015 and Phases 3 and 4 in 2017. The Wynn Macau also announced in June 2012 that the construction of its first integrated resort in Cotai is expected to be completed in 2016. MGM Grand Paradise’s second property in Macau, the first in Cotai, made significant headway in February 2013 and is now expected to open in 2016 and in October 2012, the Macau government awarded a land grant to SJM in Cotai, and construction on this property is expected to be completed in 2017. Sands China expects to complete The Parisian in Cotai during 2016.

VIP Gaming Promoters

The gaming promoter system began in Las Vegas in the mid-1950s. In those days, casino operators would hire representatives to fill a plane with qualified patrons. Typically, the patrons might receive free airfare, free hotel accommodations, free meals and free shows in exchange for their commitment to gamble a specific number of hours per day at an explicit average bet size. The casinos believed that the patrons would lose more than their out of pocket expenses for bringing, housing and feeding them. Today, promoters function in a very similar way in Las Vegas, with the number of free items a patron receives based on the number of chips that patron turns over.

VIP Gaming Promotion in Macau

Unlike in Las Vegas, the gaming promoter system in Macau developed to promote VIP gaming operations. A VIP gaming room is an individual room within a casino specifically designed and designated for VIP room gaming patrons’ usage only. A VIP gaming room has its own cage, which functions as a financial vehicle between the casino and the VIP gaming promoter. All properties of the VIP gaming room belong to the casino, the dealers and the gaming managers are employees of the casino, and the gaming operations of a VIP gaming room are run by the casino. In effect, only the marketing efforts have been contracted out to the VIP gaming promoters, which efforts include the making of loans to agents and collaborators. Unlike in Las Vegas, in Macau, it is this VIP room gaming segment, not the mass market, that is driving the growth of its gaming industry. For 2013, VIP gaming operations in Macau amounted to $29.9 billion or 66.1% of the gross revenue from casino games.

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

The gaming promoter system in Macau was developed to promote VIP gaming operations. A VIP gaming promoter enters into a gaming promoter agreement (sometimes referred to as junket representative agreements) with the concessionaire or sub-concessionaire pursuant to which the VIP gaming promoter agrees to provide promotional services to the concessionaire or sub-concessionaire in consideration for a commission or other forms of remuneration, including, for example, a share of net-win or percentage of rolling chip turnover from the VIP gaming room, fees and allowances. The VIP gaming promoters then enter into arrangements with collaborators and junket agents who have the direct relationship with the gaming patrons and are relied upon by the VIP gaming promoters to direct gaming patrons to their VIP gaming rooms. A concessionaire or sub-concessionaire may enter into gaming promoter agreements with multiple VIP gaming promoters for operating at a single casino, all in competition with each other.

Under the gaming promoter agreements, VIP gaming promoters are required to purchase non-negotiable chips from the concessionaires/sub-concessionaires and provide them to VIP gaming patrons. The gaming promoter agreement may be terminated by (i) mutual agreement, or (ii) if any party to the agreement cannot carry out its obligations under the agreement and this results in a material breach of the terms of the agreement. In addition, the agreement is voidable upon the death or deregistration of the VIP gaming promoter or the bankruptcy of any party to the agreement. Unless an agreement is terminated or notice is served by a party thirty days prior to the date on which the agreement expires, the agreement will be automatically renewed for a period of one to five years until the end of the term of the concessionaires or sub-concessionaires’ concessions.

Rolling Chip Turnover

Rolling chip turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the total amount of non-negotiable chips purchased. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP gaming patrons to allow casinos to calculate the commission payable to VIP gaming promoters. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each gaming patron. VIP gaming promoters therefore require the gaming patrons to “roll,” from time to time, their “cash chips” into “non-negotiable” chips for further betting so that they may receive their commissions (hence the term “rolling chip turnover”). Through the VIP gaming promoters “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ to distinguish between VIP table revenue and mass market table revenue.

Compensation Methods

Commissions paid to VIP gaming promoters are calculated on a monthly basis. Generally, the different compensation methods provide VIP gaming promoters with the ability to diversify their commission base to balance short-term volatility. Until August 2012, our VIP gaming promoters received all of their commissions based on chip commission calculated by reference to monthly rolling chip turnover. In this arrangement, the casino bears the risk of losses from the gaming operations.

Gaming wins are generally expressed in terms of “net-win,” which is the difference between wins and losses from gaming to the casino operator. Win rates for VIP gaming promoters are generally expressed as the net-win as a percentage of rolling trip turnover and depend upon a number of factors, some beyond their control. In addition to the element of chance inherent in gaming, win rates are also affected by factors such as the skill, experience and financial resources of the gaming patrons, the mix of games played and the amount of time spent at the gaming tables and the volume of bets placed by the gaming patrons. Win rates may differ greatly over short time periods, such as from quarter to quarter, resulting in volatility in periodic results of VIP game promoters. Effective from September 1, 2012, our Promotion Entities have shifted their remuneration model to a revenue sharing model.

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

Credit Arrangements

The parties involved in VIP gaming frequently enter into various credit arrangements, the ultimate goal of which are to provide credit to the gaming patrons for their gaming activities. Thus, casino concessionaires and sub-concessionaires may grant credit to VIP gaming promoters who, in turn, may extend credit to the junket agents who have the direct relationships with the players. Such credit facilities may or may not be secured, depending upon the creditworthiness of the borrowers and the relationship between the lender and borrower. In relatively rare circumstances, the VIP gaming promoters may extend credit directly to the players.

OUR GAMING OPERATIONS

IKGH operates through six wholly owned subsidiaries that were incorporated in the British Virgin Islands, listed in the table below. The principal business activities of the subsidiaries are to hold profit interest agreements with the Promotion Entities that assign the profit streams from the gaming related businesses of the Promotion Entities to the subsidiaries.

Subsidiary	Date of Incorporation
Foxhill Group Limited (“Foxhill”)	February 15, 2007
Kasino Fortune Investments Limited (“Kasino Fortune”)	February 16, 2007
Well Mount International Limited (“Well Mount”)	November 1, 2007
Link Bond International Limited (“Link Bond”)	November 1, 2007
Billion Boom International Limited (“Billion Boom”)	November 1, 2007
Super Number Limited (“Super Number”)	April 11, 2011
Jubilee Dynasty Ltd. (“Jubilee Dynasty”)	May 18, 2012
Frontier Champion Limited (“Frontier”)	May 28, 2013

Kasino Fortune, Billion Boom, Super Number and Jubilee Dynasty are each a party to a profit interest agreement with a VIP gaming promoter and Frontier is a party to a profit interest agreement with a VIP gaming collaborator, as described below. Foxhill, Well Mount and Link Bond are each a party to a profit interest agreement with a VIP gaming promoter that is inactive.

The major shareholders and management of IKGH’s VIP gaming promoters are members of IKGH’s management team who operate the VIP gaming promoters for the benefit of IKGH. These individuals, Messrs. Lam Man Pou, Vong Hon Kun, Leong Siak Hung, and Mok Chi Hung have extensive experience in the gaming business and long personal and business relationships among each other, some beginning as early as 1990. See the section entitled “Information About the Directors and Executive Officers” under Item 6.A. herein.

The following companies are the Promotion Entities:

VIP Gaming Promoter	Date Formed (Jurisdiction)	Location	Major Shareholder(s)	IKGH Profit Interest Agreement Party

MACAU

Sang Heng Gaming Promotion Company Limited (“Sang Heng”)	March 28, 2007 (Macau)	Star World Hotel and Casino — Downtown Macau	Lam Man Pou	Kasino Fortune

King’s Gaming Promotion Ltd. (“King’s Gaming”)	April 15, 2008 (Macau)	Venetian Resort Hotel — Cotai, Macau	Mok Chi Hung	Billion Boom

Sang Lung Gaming Promotion Company Limited (“Sang Lung”)	March 28, 2011	Galaxy Macau Resort, Macau	Lam Man Pou and Vong Hon Kun	Super Number

Bao Li Gaming Promotion Ltd. (“Bao Li”)	November 3, 2009 (Macau)	City of Dreams Hotel & Casino—Cotai, Macau	Lou Kan Kuong Lei Kam Keong	Jubilee Dynasty

Chan Yan Hung (L’Arc Promoter)	July 1, 2013	L’Arc Hotel & Casino –NAPE Downtown, Macau	Lam Chou In (Collaborator)	Frontier Champion

Sang Heng’s gaming promoter agreement for the operation of the VIP gaming room at the Star World Hotel and Casino in Macau was entered into with Galaxy on September 4, 2009. Iao Pou’s gaming promoter agreement for the operation of the VIP gaming room at the MGM Grand Hotel and Casino was entered into with MGM Grand Paradise on November 9, 2009. MGM Grand Paradise is the holder of a sub-concession granted by SJM. The agreements related to the MGM Grand Paradise terminated in June 2011 upon the closing of the VIP gaming room operated there. King’s Gaming’s promoter agreement for the operation of the VIP gaming room at the Venetian-Resort-Hotel on the Cotai Strip, Macau was entered into with Venetian Macau on December 9, 2010. King’s Gaming moved its VIP gaming room to Sands Cotai Central in February 2013. Venetian Macau is the holder of a sub-concession granted by Galaxy. Sang Lung’s gaming promoter agreement for the operation of the VIP gaming room at the Galaxy Macau Resort was entered into with Galaxy Casino Holdings Limited (“Galaxy”) in May 2011, the concessionaire currently authorized to operate the Galaxy Resort. Bao Li’s gaming promoter agreement for the operation of the VIP gaming room at the City of Dreams, Cotai, Macau was entered into with Melco Crown Gaming (Macau) on February 7, 2011. L’Arc Collaborator agreement for the operation of the VIP gaming room at the L’Arc Hotel & Casino - NAPE, Downtown Macau was entered into with L’Arc Promoter on January 1, 2013.

To carry out their promotional activities, IKGH’s VIP gaming promoters and L’Arc Collaborator have a team of over 1,900 junket agents who have direct relationships with VIP gaming patrons, a significant percentage of whom are mainland Chinese nationals. Junket agents compete among themselves for VIP gaming patrons primarily through personal service. The VIP gaming promoter pays commissions to its junket agents based on the rolling chip turnover of each individual junket agent.

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Sang Heng paid, in 2013, Pak Si approximately US $155,000 per month for the VIP gaming room at Star World Hotel; King’s Gaming pays approximately US $103,000 per month for the VIP gaming room at the Sands Cotai Central; Bao Li pays approximately US $103,000 per month for the VIP gaming room at the City of Dreams Hotel and Casino, Cotai, Macau; and Sang Lung pays approximately $155,000 per month for the VIP gaming room at the Galaxy Resort, Macau. L’Arc Collaborator pays US$ 103,000 per month for the VIP room at the L’Arc Hotel and Casino. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Total staff at each operation, including executives, is approximately 164 people. Such agreements are for one-year terms and renewed in January of each year.

IKGH’s VIP gaming rooms are primarily focused on high-stakes baccarat. In 2013, baccarat accounted for approximately 91.2% of total Macau casino winnings. Through August 31, 2012, the IKGH VIP gaming promoters at the Galaxy Star World Hotel Casino, Galaxy Macau Resort, and Venetian Resort Hotel in Macau were paid on the basis of 1.25% of rolling chip turnover. Since then, they have been paid on a revenue sharing model pursuant to which they receive a percentage of gaming wins before expenses; if there are losses during the relevant period, the Promotion Entities will reimburse the casino operators and L’Arc Promoter in accordance with the gaming promoter agreement and collaborator agreement respectively. IKGH’s VIP gaming promoters’ gross win rate as a percentage of rolling chips turnover has historically ranged between approximately 1.1% and 4.5%.

Profit Interest Agreements

Current Macau laws do not allow non-Macau companies such as IKGH to directly operate a gaming promotion business in Macau. Consequently, IKGH’s gaming promotion business is operated through a series of contractual arrangements, including profits interest agreements, that enable IKGH to receive substantially all of the economic benefits of IKGH’s Promotion Entities and exercise effective control over those Promotion Entities.

Pursuant to these arrangements, each promotion entity enters into an agreement with the casino operator or a gaming promoter to promote a VIP gaming room in the casino. These agreements provide that each of the promotion entities receives a commission of the type described above. Each of the promotion entities then enters into a profit interest agreement with an IKGH subsidiary, providing for the assignment to the subsidiary of 100% of the profits derived by the promotion entity from its operation of the VIP gaming room. The manner of calculation of the profit is set out in an exhibit to the profit interest agreement. Sang Heng, King’s Gaming, Sang Lung, Bao Li Gaming and L’Arc Collaborator profit interest agreements to which the IKGH subsidiaries are party provided that the assignments were effective on February 2, 2010 ( the date of the consummation of our acquisition of AGRL), November 1, 2010, July 1, 2011, September 1, 2012 and July 1, 2013 respectively.

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

Our Strategies and Future Plans

Our goal is to become one of the leading VIP gaming promoters in Macau by implementing the following strategies:

•	Further expand and strengthen our relationship with junket agents

Junket agents are integral to the continued growth of our VIP player base and repeated business. We plan to continue to expand our network of junket agents to attract and source more VIP players, which will increase the rolling chip turnover in our VIP Rooms and spread the win/loss rates, which in turn lowers the volatility of our operating results. Towards that end, we have introduced a variety of incentives to increase the competitiveness of junket agent remuneration, including allowing certain non-credit junket agents to share our overall win/loss based on their proportionate contribution of our total rolling chip turnover in addition to receiving a fixed rate commission. Furthermore, we intend to expand our junket agent network by selectively pursuing strategic acquisitions and through referrals from our existing junket agents.

Furthermore, we aim to strengthen our existing relationship with junket agents who have proven track record of rolling chip turnover and marker repayment to improve our operating results. Our senior management and cage managers will continue to meet with the junket agents at the respective VIP gaming rooms, at least on a monthly basis, to evaluate their rolling chip turnover, commission level and repayment history, and to gather market intelligence based on which we adjust our business strategies from time to time.

•	Steady expansion of business with prudent financial discipline

In light of the tightened credit environment in the PRC, we endeavor to adopt a prudent approach in the extension of gaming credit to gaming patrons to achieve quality growth and financial stability. We intend to attract more non-credit junket agents who do not require gaming credit from us which we expect will increase our market presence and lower our credit risks.

Towards that end, we plan to continue to implement various initiatives to increasingly prioritize and enhance cooperation with non-credit junket agents. We introduced additional incentives to attract and retain non-credit agents by paying them a higher commission rate and encouraging them to participate in our super agent program.

•	Expand our VIP room offerings and provide quality services to VIP gaming patrons

Leveraging our financial position as a NASDAQ listed company, we plan to continue expanding our presence in the Macau VIP gaming market into the Cotai Strip and optimize our service offerings through strategic acquisition of VIP gaming room operations which complement our existing VIP room portfolio, establishing new VIP gaming room operations at casinos where we already have a presence, or establishing new VIP gaming room operations at new locations by collaborating with additional concessionaires in Macau.

We aim to promote at least one VIP gaming room operated by each of the six concessionaires and sub- concessionaires to provide our VIP players a wider choice and to cater to their varying gaming and entertainment preferences. In addition, we plan to further improve the functionality of our existing VIP rooms and will expand the service team at each of our VIP rooms to provide services to our VIP gaming patrons. We believe this will increase the overall rolling chip turnover and improve our operating results.

•	Further enhance our brand name

We recognize the importance of enhancing our reputation and improving our brand awareness, which we believe can further increase our profitability and strengthen the relationships with various parties that we work with. We will continue to promote and develop our “Iao Kun” brand built on a proven track record and market-wide recognition in the Macau VIP gaming segment. We intend to intensify our marketing campaigns through major media channels, including social media, in 2014 and the near future. For instance, we have since 2014 placed commercials on billboards and taxi side doors in Macau.

Marketing

Our sales and marketing channels consist of our network of junket agents, the collaborators as well as our management team. Junket agents and the collaborators typically maintain relationships with VIP players they bring to our VIP rooms by arranging the VIP players’ transportation, accommodations, food and entertainment. As at the Latest Practicable Date, we had established a network of over 1,900 junket agents. Direct business VIP players are mostly VIP players whom our management team served when they were acting as junket agents before they joined our Group and have built long-term relationships with over the years.

Until January 1, 2013, we provided allowances to our agents to encourage them to provide complimentary tickets, entertainment and hotel accommodation to the VIP players they bring, which in turn incentivized the VIP players to play in our VIP Gaming Rooms. The amount expensed from such allowances provided to junket agents for the years ended December 31, 2011 and 2012 were US$7.0 million and US$6.7 million, respectively. These expenses are offset by allowances earned based upon a percentage of Rolling Chip Turnover and issued as credits by the casino operators or are paid on a monthly basis. Since January 1, 2013, we have been paying higher commission to junket agents in lieu of such allowances.

GOVERNMENT REGULATION

The operation of casino games or other games authorized by the Macau government is subject to general administrative, civil and criminal laws and to the specific gaming laws. Law No. 16/2001 (the “Macau Gaming Law”) established the legal framework and the principal rules for the operation of casino games and sets out the regulatory framework for casino operations in Macau.

Article 52 of the Macau Gaming Law provides that the government is responsible for further supplementing the Macau Gaming Law with necessary regulations to control and monitor the operations of the casino business. These supplementary regulations, including but not limited to the Gaming Credit Law, Law on Illicit Gaming and Gaming Promoters Regulation, govern the operation of gaming rooms and the activities of all major participants in the casino business in Macau. In order to better address the needs of the existing concession regime and to facilitate the modernisation of the gaming industry in Macau, the Macau government and its Legislative Assembly have been revising the existing gaming regulations and are expected to enact new legislation or amend existing legislation to strengthen the legal framework on gaming activities.

DICJ

The DICJ is the primary regulator and supervisory institution of Macau’s gaming industry.

Among other requirements, concessionaires and sub-concessionaires are required to submit to the DICJ for record or inspection all significant documentation and periodic reports regarding their business and operation, as well as all matters requiring the Macau government’s approval or authorisation as required by laws and/or the concession or sub-concession contracts, as applicable (such as changes in shareholding structure, control, directorship and key employees, gaming equipment and other matters related to the operation of casino games).

In addition, the DICJ is responsible for assessing the taxes and other amounts payable by concessionaires and sub-concessionaires to the Macau government. The DICJ continuously monitors concessionaires’ and sub- concessionaires’ daily operations and tabulation of net-win generated from casino games including casino table games and slot machines through various control procedures conducted in the casinos.

Macau Gaming Commission

The Macau Gaming Commission was created by the Chief Executive’s Dispatch No. 120/2000 on 4 July 2000, which was further amended by Dispatch No. 38/2010. The Gaming Commission is a specialised commission that directly reports to and presided over by the Chief Executive of the Macau government. It is responsible for formulating policies and facilitating the development of Macau’s gaming operations and relevant regulatory framework.

Macau Gaming Law

The Macau Gaming Law established the legal framework and principal rules for the operation of casino games in Macau. The main objectives of the Macau Gaming Law are (i) concessionaires and sub-concessionaires carry on adequate operation of casino games or other forms of gaming, (ii) parties involved in the operation, management and supervision of casino games or other forms of gaming function adequately and undertake respective responsibilities, (iii) operation of casino games or other forms of gaming is performed in a just and honest manner without criminal influences and (iv) Macau’s public interests relating to special gaming tax and other contributions are well protected by maintaining effective controls and procedures. It further sets forth principal rules for the concession regime and provides for obligations of the concessionaires including submitting their accounts and records and special gaming tax to the Macau government.

The Macau Gaming Law further sets forth principal rules for the concession regime and obligations of the concessionaires and sub-concessionaires. The concession regime restricts the operation of casino games to private companies incorporated in Macau that have concessions granted by the Macau government pursuant to the concession contracts and applicable gaming laws and regulations. Pursuant to the Macau Gaming Law, the Macau government granted concessions to SJM, Wynn Macau and Galaxy under an international public tender. It is provided under the concession contracts that the concessionaires are prohibited from entering into sub-concessions without the authorisation of the Macau government. The Macau government has authorized three sub-concessions, one by Galaxy to Venetian Macau, one by SJM to MGM Grand Paradise and one by Wynn Macau to Melco Crown Gaming. The Macau government has stated in public announcements that only three sub-concessions will be permitted.

Gaming Credit Law

Law No. 5/2004, enacted on 14 June 2004 (the “Gaming Credit Law”) governs the granting of gaming credit in Macau and authorizes the (i) concessionaires, (ii) sub-concessionaires and (iii) VIP gaming promoters who enter into a contract with a concessionaire or sub-concessionaire to grant gaming credit. Pursuant to the Gaming Credit Law, the granting of gaming credit is limited to the following three circumstances: (i) a concessionaire or a sub-concessionaire as a creditor may grant gaming credit to a VIP gaming patron as a borrower; (ii) an authorized gaming promoter as a creditor may grant gaming credit to a gaming patron as a borrower; or (iii) a concessionaire or a sub-concessionaire as a creditor may grant gaming credit to an authorized gaming promoter as a borrower. It also forbids the assignment or transfer in any form of the power to grant gaming credit. The Gaming Credit Law thus effectively prohibits the assignment of the gaming creditors’ position. However, for the past 20 years, it has been customary practice in Macau that casinos issue gaming credit to VIP gaming promoters in the form of non-negotiable chips that can only be used by VIP gaming patrons in that casinos’ VIP gaming rooms. The VIP gaming promoters then extend such gaming credit, or their own gaming credit, to VIP players either directly or through their collaborators in the form of non- negotiable chips. Junket agents may also borrow the non-negotiable chips at cage of the VIP gaming room and transfer the non-negotiable chips to other gaming patrons. Therefore, the credits extended by VIP gaming promoters to junket agents at the cage are actually gaming credit extended to the VIP players under the Gaming Credit Law. Our Macau legal advisors have advised us that there is no legal restriction on the transfer of the non-negotiable chips (whether obtained as gaming credit or purchased with cash from the gaming promoters or their designated collaborators) between VIP gaming patrons, provided the non-negotiable chips are not lent from one VIP patron to the other with an intent of economic advantage. The Gaming Credit Law provides for the obligations of the credit grantors towards the DICJ and the scope of the DICJ’s supervision. Specifically, the granting of gaming credit is enforceable as a civil debt pursuant to Article 4 of the Gaming Credit Law. Therefore, debts arising from credit for casino gaming extended by gaming promoters can be judicially enforced in Macau courts.

Law on Illicit Gaming

Law No. 8/96/M, enacted on 22 July 2002 (the “Law on Illicit Gaming”) prohibits all forms of operation, promotion or assistance to gaming outside the authorized areas, as well as any fraudulent gaming in authorized areas, or any unlicensed granting of loans or gaming credits to gaming patrons.

The Gaming Promoters Regulation

Macau Administrative Regulation No. 6/2002 (as amended by Macau Administrative Regulation No. 27/2009) (the “Gaming Promoters Regulation”) restricts gaming promotion operation to licensed corporate entities, commercial partnerships or individuals that are registered as entrepreneurs with the Finance Department of Macau and meet the relevant requirements promulgated by the DICJ.

Administrative Regulation No. 27/2009

In July 2009, all concessionaires and sub-concessionaires in Macau entered into an agreement among themselves to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters based on rolling chip turnover cannot exceed 1.25% of rolling chip volume, which is the aggregate amount of non-negotiable chips wagered in the VIP gaming rooms in a given period.

As a result of the amendments made to the Gaming Promoters Regulation by the Administrative Regulation 27/ 2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau government now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.

The commission cap became effective on December 1, 2009. The amendments set forth standards for what constitutes a commission to VIP gaming promoters, including all types of payments, either monetary or otherwise, that are made to VIP gaming promoters such as food and beverage, hotel and other services and allowances. The amendments also impose obligations on VIP gaming promoters, concessionaires and sub-concessionaires to report regularly to the DICJ and impose fines or other sanctions for non-compliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to VIP gaming promoters.

Compulsory Licensing And Registration Requirements For VIP Gaming Promoters

As required by the DICJ pursuant to the Gaming Promoters Regulation, gaming promoters in Macau are required to obtain and maintain gaming promotion licenses. A letter of intent from a concessionaire or sub-concessionaire who intends to work with the gaming promoter is typically required in order to obtain a gaming promoter license. After obtaining their gaming promoter license, gaming promoters would enter into a contract with the concessionaire or sub- concessionaire. Gaming promoters are required to be registered with at least one concessionaire or sub-concessionaire, unless otherwise restricted by the contract.

In order to obtain a license for gaming promotion, the applicant must submit its application for suitability assessment by the DICJ, which includes assessment of the suitability of the gaming promoters’ key employees. When the gaming promoter is a commercial partnership or a company, the suitability of the gaming promoter’s directors and shareholders holding 5% or more of the share capital is also assessed. Suitability must be maintained for as long as the gaming promoter remains active. A gaming promoter license is valid until December 31 in the year it is granted and can be renewed each year upon submission of an application to the DICJ. The renewal application includes a signed declaration by the legal representative of the relevant concessionaire that it is the intention of the concessionaire to work with such gaming promoter in the following year. Gaming promoters that are sole proprietors are subject to compulsory assessment of their suitability every three years, and gaming promoters that are commercial partnerships or companies are subject to compulsory assessment every six years. Extraordinary suitability assessments may also be conducted by the DICJ.

Concessionaires and sub-concessionaires are jointly liable to the Macau government for the activities conducted by the gaming promoters, gaming promoters’ employees and collaborators within their respective casino premises. Gaming promoters are jointly liable for the activities of their employees and collaborators within the casino premises of concessionaires and sub-concessionaires and for their compliance with applicable laws and regulations. Failure by the gaming promoters or the concessionaires or sub-concessionaires to fulfil their major obligations under the Gaming Promoters Regulation may result in the following consequences:

●	the issue of a non-suitability report;

●	refusal to grant a new gaming promotion license or to renew an existing license;

●	upon notice by the concessionaire or sub-concessionaire to the DICJ, suspension of gaming promotion activities; and

●	administrative liability arising out of violation of the Gaming Promoters Regulation without prejudice of contractual liability of the gaming promoter towards the concessionaire.

Major Obligations Of Gaming Promoters

VIP gaming promoters in Macau are required by to fulfill the following obligations:

●	to register with concessionaires or sub-concessionaires and operate under the terms agreed in a written contract submitted to the DICJ (including, in particular, the amount and payment method of commissions or other agreed remunerations, the nature of their activities in the casinos, including the designation of any gaming rooms or other premises within the casinos, the amounts and forms of required securities and guarantees and the waiver indicating that concessionaires or sub-concessionaires and gaming promoters agree to submit to the exclusive jurisdiction of the Macau courts and defer to Macau Laws);

●	to execute written contracts with their collaborators and submit copies of such contracts to the DICJ;

●	to submit annually, through concessionaires or sub-concessionaires, a list containing the identification of their chosen collaborators for the following year, and copies of their identification documents and no criminal record certificates or equivalent documents to the DICJ for approval;

●	to comply with laws and regulations relating to gaming promoters and gaming promoter related announcements and instructions issued by the DICJ;

●	to accept auditing carried out by the DICJ and the Finance Department of Macau;

●	to make all books and records available for the inspection and review by the DICJ and the Finance Department of Macau and provide any additional information and materials upon their request;

●	to perform all contractual obligations, especially obligations to gaming patrons;

●	to comply with the reasonable instructions issued by the concessionaires or sub-concessionaires to the extent that such instructions do not interfere with the gaming promoters’ autonomy;

●	to perform all contractual obligations stipulated in the written contracts with concessionaires or sub- concessionaires; and

●	to comply with all legal and regulatory requirements required by the laws and regulations of Macau.

Anti-Money Laundering Regulations

Macau has been a member of the Asia/Pacific Group on Money Laundering (“APG”) since 2000. As a member of APG, Macau undertook, between 1990 and 2004, to implement the 40 recommendations and nine special recommendations of the Financial Action Task Force on Money Laundering (“FATF”), an inter-governmental body created in 1989 to develop and promote policies to combat money laundering and terrorist financing. As at July 24,2007, the APG and Offshore Group of Banking Supervisors (“OGBS”), in their “Mutual Evaluation Report on Macau, China Against the FATF 40 Recommendations (2003) and 9 Special Recommendations,” determined that, despite non- compliance with Special Recommendation 9 relating to cross-border declaration and disclosure, Macau had demonstrated a strong commitment towards implementing laws and institutional bodies to enhance its compliance with international anti-money laundering standards. The Legislative Assembly of Macau approved a new anti-money laundering law on March 23, 2006 to combat money laundering by further strengthening the record-keeping and reporting requirements relating to suspicious activities.

The following are the pertinent laws and regulations relating to the anti-money laundering regulations in Macau that have recently been enacted:

Law No. 2/2006, Published in Macau Official Gazette No. 14 of 3 April 2006. This law requires casino operators, concessionaires, sub-concessionaires, gaming promoters and other entities such as financial institutions, insurance companies, exchange houses, money remittance companies and professionals to assist the Macau government in its efforts to combat money laundering activities. Corporate entities and associations are responsible and liable for money laundering when the crime is committed in their name and corporate interest by either (i) their corporate bodies or representatives or (ii) a person under their authority, when the crime became possible by virtue of an unlawful breach of the vigilance or control duties pending on such corporate entity.

Section 34 of the Macau Gaming Law. This section imposes a duty on the external auditors of the concessionaires, sub-concessionaires and managing companies of gaming operations to inform the DICJ and the Finance Department about any facts that may give rise to a suspicion of that entity, the members of that relevant corporate body or their employees of being involved in money laundering.

Section 30 of the Gaming Promoters Regulation. This section provides that the concessionaires and sub- concessionaires must inform the relevant authorities about any fact indicating gaming promoters and their collaborators are involved in acts of money laundering.

Regulation 7/2006. This regulation sets out a number of preventive measures in respect of money laundering and terror financing, establishes identification and verification systems and prescribes sanctions for noncompliance with these provisions. It sets forth a list of authorities that are responsible for monitoring money laundering activities in different professional and business sectors. The DICJ is responsible for monitoring money laundering activities in the gaming industry and oversees the activities of the concessionaires and sub-concessionaires, their gaming service providers and gaming promoters. This regulation also requires the concessionaires and sub-concessionaires, their gaming service providers and gaming promoters to request their respective contracting parties, clients and gaming patrons (collectively, the “Contracting Parties”) to provide identification documents when they are presented with transactions which, due to their nature, complexity, amounts, volume or other unusual features, are suspicious. If any of the Contracting Parties is suspected as acting for or on behalf of another entity, that other entity shall also be identified. All identification documents shall be kept by the concessionaires and sub-concessionaires, their gaming service providers, and gaming promoters for five years and all such transactions shall be recorded in writing with particulars of the nature and purpose of the transaction, the amount involved and the method of payment used. The relevant transaction may not proceed if the requirements for identification documents and written records of the transaction are not satisfied.

A breach of the provisions of Regulation 7/2006 may attract fines. Where the benefit derived from the prohibited activity exceeds half of the relevant fine limit, such limit shall increase to double the amount of such benefit. The sanctions under Regulation 7/2006 are without prejudice to criminal liability (if any) with respect to the offenses under Law No. 2/2006.

Complementary tax

Income received in Macau is taxable under Macau’s Complementary Tax provisions, irrespective of the beneficiary being an individual or a corporation, its particular line of business, its nationality or domiciliation, without prejudice to the particular deductions and allowances each taxpayer enjoys.

Companies are required to declare their annual profit and such profit is subject to Complementary Tax. If dividend is declared, taxable profit is based on taxable profit (after dividends have been paid). Law No. 17/2012 (the 2013 Budget Law) extends the exempted portion of income to MOP200,000 and determines that the excess of taxable income be taxed at the relevant brackets (9% from MOP200,000 to MOP300,000 and 12% on the excess). These measures implemented through the 2013 Budget Law are extraordinary and there can be no assurances that the exemption limit will increase, decrease or stay at its present level.

These rates apply to the declared taxable profit (gross income less allowable deductions) from all income generating sources, except professional tax and property income, taxed separately under different regulations. Accordingly, dividends received by individuals or corporate shareholders constitute income for the purposes of complementary tax and, likewise, will be subject to the above complementary tax. The Company has not recorded income taxes applicable to undistributed earnings of Macau VIP rooms because it is the present intention of management to reinvest the undistributed earnings indefinitely in Macau.

Non-Macau residents and companies not incorporated in Macau that do not conduct business activities in Macau will usually not be registered with the Macau Financial Services Bureau as taxpayers and therefore will not submit their income tax returns in Macau. The accuracy of income statements may be challenged by the Macau taxation authorities, which will then compute the amounts due on the basis of prior results or estimations. In such event, appeals are available for unsatisfied parties.

Environmental Regulations

All organizations in Macau have to comply with the environmental principles of the environmental protection policy according to the Macau Ordinance, namely in respect of noise, pollution and construction nuisance. IKGH does not believe that it is in violation of any environmental laws.

Labor and Safety Regulations

Pursuant to Macau laws and regulations, Macau employers must register their employees under the mandatory Social Security Fund, make social security contributions for each of its employees and contract insurance to protect the rights and interests of their employees in the event of working accident and/or professional disease. IKGH believes that it is in compliance with all such regulations.

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

LEGAL PROCEEDINGS

We are not involved in any legal proceedings that are anticipated to have a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened that may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we are subject to legal proceedings and claims in the ordinary course of business, certain of which would be covered by insurance. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

C.	Organizational Structure

The following diagram illustrates our corporate structure and the relationships with IKGH’s Promotion Entities that are currently active:

* Sang Heng Gaming Promotion Company Limited, San Lung Gaming Promotion Company Limited, Bao Li Gaming Promotion Limited, King’s Gaming Promotion Limited and Oriental VIP Room are treated as Variable Interest Entities of IKGH, their financial results are consolidated into the Group’s financial statements. The Promotion Entities engage a company named Pak Si Management and Consultancy Limited for provision of administrative services to the VIP gaming rooms.

D.	Property, plant and equipment

We lease an office suite located at Alameda Drive, Carlos d’Assumpcao; No. 181-187 Centro Commercial; c/o Grupo Brilhantismo; 12 Andar; Macau, which we use for our administrative offices. Rent is $2,315 per month. We also lease an office suite located at Unit 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. Rent is $3,249 per month.

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

Overview

We are a holding company that operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau (Special Administrative Region, China)(“Macau” or “Macau SAR”) through our wholly owned subsidiary, Asia Gaming & Resort Limited (“AGRL”), its subsidiaries, and Promotion Entities. We were incorporated in the Cayman Islands on September 24, 2007 under the name “CS China Acquisition Corp.” for the purpose of acquiring an operating business.

Prior to the business combination with AGRL, we had no operating business.

On February 2, 2010, we acquired all of the outstanding securities of AGRL from Spring Fortune Investment Ltd. (“Spring Fortune”), resulting in AGRL becoming our wholly owned subsidiary. Upon the business combination with AGRL, we changed our name to “Asia Entertainment & Resources Ltd.” (“AERL”). On September 30, 2013, we changed our name to Iao Kun Group Holding Company Limited (“IKGH”).

AGRL was incorporated on May 2, 2007 in Hong Kong. It is a holding company of subsidiaries that, through profit interest agreements with affiliated companies known as Promotion Entities, are entitled to receive all of the profits of the Promotion Entities from VIP gaming rooms in casinos at major hotels in Macau.

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

Foxhill, Billion Boom, Kasino Fortune, Super Number, Jubilee Dynasty and Frontier Champion are the significant subsidiaries of IKGH, which have a relationship with IKGH’s VIP gaming promoters (the “Promoter Companies”) and the collaborator (“Vong Veng Im” or “Oriental VIP Room”) (“Promotion Entities”).

The Promotion Entities became variable interest entities (“VIEs”) of the subsidiaries of IKGH, which are the primary beneficiaries of the operations of Promotion Entities. Management’s determination of the appropriate accounting method with respect to IKGH’s VIEs is based on FASB ASC Topic 810, “Consolidation of Variable Interest Entities”. IKGH consolidates the VIEs in which it is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any. Therefore, the operations of the Promotion Entities are to be consolidated with those of IKGH for all periods subsequent to the closing of the acquisitions.

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

On June 26, 2013, the Company entered into an agreement to acquire the right to 100% of the profits derived by Mr. Vong Veng Im from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau. Vong Veng Im functions as a Collaborator for the licensed gaming promoter of the VIP gaming rooms at Le Royal Arc Casino in Macau. According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and registered with the Gaming Inspection and Coordination Bureau of the Macau SAR. Beginning in November 2013, Lam Chou In was named the Collaborator.

Sang Heng, King’s Gaming, Bao Li Gaming and Sang Lung are promoters and the Oriental VIP Room is a collaborator of the VIP gaming rooms, which are private gaming facilities located in casinos in Macau.

Highlights

When compared to the year ended December 31, 2012, our revenue increased marginally for the year ended December 31, 2013 period-over-period, compared to the overall growth in Macau of 18.6% and growth in VIP Baccarat of 13.1% according to the Macau Gaming Inspection and Coordination Bureau (DICJ). The following factors contributed to our results of operations:

☐	The slowdown in the growth of VIP Baccarat to the overall Macau gaming revenue for the year ended December 31, 2013.

☐

The economic slowdown in parts of Mainland China caused us to reduce the amount of markers made available to VIP gaming patrons and to take steps to collect outstanding markers. A VIP gaming patron can be a player, or a junket agent. The reduction in amounts made available to VIP gaming patrons negatively impacted the growth in our total Rolling Chip Turnover. Rolling Chip Turnover generally is correlated with the availability of cage capital that can be made available for credit to VIP gaming patrons. In order to reduce the effects of the tightening of credit to VIP patrons, management is continuing to explore ways to enlarge its network of junket agents. If recent improvement in the China economy is sustainable, we will consider relaxing our credit policy towards our VIP gaming patrons. As an incentive to attract more non-credit junket agents (junket agents who provide their own credit to players), beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under a revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover.

The increased competition amongst VIP gaming promoters, the agent commission rate increased to 1.07% in average in year 2013 from 0.85% in average in year 2012.

Recent Activities

Beginning in September 2012, we changed our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. Under a revenue sharing model, we share in the gaming wins and losses of the VIP gaming rooms we promote. Our share of the gaming wins and losses ranges from 42.5% to 55% in our five VIP gaming rooms. In respect of Oriental VIP Room at Le Royal Arc Casino, we elected to pay table rental in exchange for a higher win and losses sharing ratio.

Beginning in January 2013, the Company began receiving service revenues for hotel and casino services charged to junket agents. Previously, the junket agents received these services on a complimentary basis. The commission rates for junket agents were adjusted upward to reflect the reduction of complimentary services. Agent commissions have started to trend upwards, based in part on the increased competition amongst VIP gaming promoters as well as cash versus credit junket agents.

In February 2013, the Company moved King’s Gaming room from the Venetian Macao-Resort-Hotel to a new room at the Sands Cotai Central. The new VIP gaming room has four tables plus a private room for a total of five tables.

In June 2013, we issued one transferable subscription right for each two ordinary shares then owned by shareholders of record on June 3, 2013. The rights entitled holders to subscribe for an aggregate of up to 20,225,582 ordinary shares. The subscription price was $3 per ordinary share to be exercised. As a result of a standby purchase agreement with certain persons, including Lam Man Pou and Vong Hon Kun (the “Standby Purchasers”), whereby the Standby Purchasers agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price the Company would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. On June 21, 2013, the closing date of the offering and the standby purchases, a total of 19,527,950 ordinary shares were issued in exchange for $29,354,850 in cash and the cancellation of $34,197,930 of debt owed by us to Messrs. Lam Man Pou and Vong Hon Kun. The remaining balance of $25,802,070 of the loans from Messrs. Lam Man Pou and Vong Hon Kun was repaid in July 2013 out of the cash proceeds from the rights offering. The Company incurred offering costs of $2,067,809, which have been recorded as a reduction of Additional Paid in Capital.

On June 26, 2013, we completed the purchase of the profit interest pursuant to a Profit Interest Purchase Agreement (“Oriental VIP Room Purchase Agreement”) with Mr. Vong Veng Im (the “Oriental VIP Room Seller”), to acquire the right to 100% of the profit derived from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau, effective July 1, 2013.

On September 20, 2013, we announced a delay in our planned Hong Kong Stock Exchange listing due to the unexpected passing of the sponsor’s principal who was in charge of our Hong Kong listing application. We have engaged a new sponsor. We expect the listing submission to be completed during the second quarter of 2014 after the completion of our annual audit.

On September 24, 2013, we increased our authorized Ordinary Shares to 500,000,000. The increase in the authorized shares was to gain additional flexibility for our planned Hong Kong Stock Exchange listing.

On September 30, 2013, we changed our name from Asia Entertainment & Resources Ltd. to Iao Kun Group Holding Company Limited.

Significant Factors Affecting Our Results of Operations

Growth of Macau’s Gaming and Tourism Markets

Our business is and will be influenced most significantly by the growth of the gaming and tourism markets in Macau. Rapid growth in the Macau gaming market commenced with the decision to grant new gaming concessions by the Macau Government in late 2001, and this growth has been facilitated by a number of drivers and initiatives which include, among others, favorable population demographics and economic growth across each of our Asian tourism source markets, substantial capital investment made by concessionaires and sub-concessionaires in the development of branded and diversified destination resort properties, and the commitment by central and local governments to improve or develop infrastructure connecting Macau with Greater China.

The total number of visitors to Macau increased at a CAGR of 3.1% from 2008 to 2013, based on data from the DSEC. In 2011, 2012 and 2013, there were approximately 28.0 million, 28.1 million and 26.7 million visitors to Macau, respectively, according to the DSEC. A majority of these visitors come from Greater China. Continued and stable progress in the economic expansion of the domestic economy in China and further development of policy measures designed to advance economic cooperation between the Pearl River Delta, Hong Kong and Macau are key to the future development of our business opportunities. The number of visitors to Macau, particularly visitors from China’s Guangdong province where most visitors to Macau come from, however, may decline due to weakening economic and credit market conditions or other factors. A weakening in economic and credit market conditions may adversely affect tourism and the profitability of our business and the level of visitor arrivals to Macau from China and elsewhere may decline or travel to Macau may be disrupted by natural disasters, outbreaks of disease, terrorist attacks, security alerts, military conflicts or other factors.

From 2008 to 2013, gross gaming revenues in Macau increased at a CAGR of 27.1% and the number of hotel guests staying in Macau increased at a CAGR of 5.0%, according to the DICJ and the DSEC. In 2011, 2012 and 2013, gross casino revenues in Macau reached US$33.4 billion, US$38.0 billion and US$45.2 billion, respectively, according to the DICJ. In 2011, 2012 and 2013, the total number of hotel guests staying in Macau was approximately 8.6 million, 9.5 million and 10.7 million, respectively, according to the DSEC.

According to the DICJ, gross gaming revenues in Macau increased by 13.4% from 2011 and 2012, and by 18.6% from 2012 to 2013, as compared to a 42.2% from 2010 to 2011, primarily due to the slower revenue growth of VIP baccarat, which accounted for 69.33% and 66.1% of total gaming revenue in Macau in 2012 and 2013, respectively. Such slowdown was primarily a result of slower economic growth in parts of mainland China and continued tightening of credit in recent years. Continued economic slowdown in mainland China may negatively affect the Macau gaming industry and our results of operations.

Our Credit Extension Policies

The availability of cage capital and our credit extension policies have significant impact on our revenue. As of December 31, 2013, we had an aggregate of approximately US$59.3 million in total available lines of credit, and the Casino Operators may extend temporary credit in excess of this amount to our Promotion Entities. Additional cage capital is available as a result of retained profits.

In light of the deceleration in the revenue growth of VIP baccarat, the casino game offered in our VIP gaming rooms, as well as the economic downturn and tightening of credit in mainland China in recent years, we have adopted a prudent approach in the extension of gaming credit since the second half of 2012 to (i) tighten gaming credit to VIP gaming patrons and (ii) take steps to collect outstanding markers. As a result, our total rolling chip turnover in 2012 and 2013 was negatively impacted.

To address the negative impact such tightening of credit may have on our operating results, we have been pursuing strategic acquisitions to enlarge our agent base, such as the acquisition of Bao Li in 2012 and Oriental VIP room in 2013. In addition, we introduced a super agent program in September 2012 which allowed non-credit junket agents to share our overall win/loss based on their proportionate contribution of total rolling chip turnover each month, instead of only a fixed rate commission. We intend to continue such initiatives in an effort to attract a higher proportion of non-credit junket agents who have the financial resources to purchase non-negotiable chips from us rather than relying on gaming credit extended by us, which in turn increases the number of our VIP players and rolling chip turnover without additional credit risk.

Our Network of Junket Agents

Virtually all our revenue is ultimately generated by VIP players introduced to our VIP gaming rooms by our direct marketing team and junket agents. With the rise in gaming in Macau, the competition for services provided by collaborators and junket agents has increased. Our network of junket agents, our ability to maintain good relationships with them and our ability to continue to develop relationships with new junket agents will continue to have a significant impact on our results of operations.

Our Revenue Model

Beginning in September 2012, we changed our remuneration model from a fixed commission of not more than 1.25% of rolling chip turnover (except for our VIP room at MGM Grand Macau Casino, which we closed on 15 June 2011, that was under a 40% win/loss revenue sharing model with the casino operator) to a revenue sharing model where we share 42.5% to 55% of the gaming wins and losses of the VIP gaming rooms we promote with the respective casino operators. Such shift in revenue model was effected primarily taking into consideration the following:

- depending on the win/loss of our VIP gaming rooms, we may generate higher commission under a revenue sharing model;

- our expansion into five VIP gaming rooms in 2012 and 2013 provided us with more cage capital and enabled us to spread the risk of fluctuation in our operating results;

- a revenue sharing model gains us access to additional casinos which operate exclusively under such model; and

- a revenue sharing model increases our competitiveness in attracting non-credit junket agents as it allows some large non-credit junket agents to share our overall win/loss with us as opposed to a fixed rate commission.

The results of VIP gaming is more volatile than other forms of gaming as it involves higher wagers placed and various factors beyond our control, such as the VIP players’ skill and experience. Our operating results under the revenue sharing model directly correlate with the win/loss rate in our VIP gaming rooms and are therefore subject to higher fluctuation as compared to a fixed rate commission model. As a result, our short-term results may be materially affected by the win/loss variances in our VIP gaming rooms and may not be indicative of our future performance. As a result of the shift in revenue model, our revenue as a percentage of rolling chip turnover increased from 1.26% in 2011 to 1.30% in 2012, and further to 1.39% in 2013.

Since our change in revenue model, we have allowed some large non-credit junket agents to share our overall win/loss with us based on their proportionate contribution to total rolling chip turnover each month, which led to an overall higher percentage of commission paid to junket agents in relation to rolling chip turnover. We expect to continue to pay higher commissions to junket agents as our super agent program expands.

RESULTS OF OPERATIONS

Year ended December 31, 2013 Compared to the Year ended December 31, 2012

The following table sets forth certain information regarding our results of operations for the years ended December 31, 2013 and 2012 (all figures are in $ thousands except ratios and percentages).

	Year Ended December 31, 2013	Year Ended December 31, 2012	% change from 2012 to 2013
Revenue from VIP gaming promotion	$236,850	$236,301	0%

Commission to junket agents	$182,639	$154,570	18%

Selling, general and administrative expenses	$21,486	$18,341	17%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration	$17,833	$54,953	(68)%

Percentage of operating income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming promotion	7.53%	23.26%

Non-GAAP Financial Results

The following Non-GAAP financial results for the years ended December 31, 2013 and 2012 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures on page 55).

	Year Ended December 31, 2013	Year Ended December 31, 2012	% change from 2012 to 2013
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$31,020	$61,575	(50)%

Percentage of Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	13.10%	26.06%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount non-negotiable chips exchanged by VIP gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a player continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the changes in revenue, expenses and income in comparison to the change in gaming volume which investors and management use to assess the operating efficiencies of the Promotion Entities.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the years ended December 31, 2013 and 2012 (all figures are in $ thousands except for ratios and percentages).

	Year Ended December 31, 2013	Year Ended December 31, 2012	% change from 2012 to 2013
Rolling Chip Turnover	$17,048,596	$18,149,348	(6.1)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.39%	1.30%	6.9%

Commission to junket agents/Rolling Chip Turnover	1.07%	0.85%	25.9%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.31%	0.44%	(29.5)%

Selling, general and administrative expenses/Rolling Chip Turnover	0.13%	0.10%	30%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.10%	0.30%	(66.7)%

Beginning in September 2012, we changed our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. Under the revenue sharing model, we share in the gaming wins and losses of the VIP gaming rooms we promote. Our share of the gaming wins and losses ranges from 42.5% to 55% in our four VIP gaming rooms. With the addition of the Oriental VIP Room, we promote a total of five VIP gaming rooms and forty gaming tables. We promoted four VIP gaming rooms and thirty four tables as of December 31, 2012.

The decision to change to the revenue sharing model was made as a result of the Company’s expansion to four VIP gaming rooms at the time, giving the Company the ability to spread the risk of fluctuations surrounding gaming wins and losses.

Under the revenue sharing model, a number of factors impact our revenue, income from operations and our Rolling Chip Turnover. Our revenue and income from operations are most significantly impacted by the following:

—

Win rate: The win rate is the percentage of Rolling Chip Turnover exchanged in the VIP gaming room that is won by the casino (gaming wins and losses divided by Rolling Chip Turnover). The generally expected win rate for baccarat ranges from 2.7% to 3.0%.

—

Mix of VIP players: VIP players can come to our VIP gaming rooms through junket agents or through our direct marketing efforts. Our most significant expenses are commissions we pay to junket agents, and our commissions vary depending upon the mix of VIP players who visit our rooms since we do not pay commission on players who visit the VIP gaming rooms based upon our direct marketing efforts. The highest commissions are paid to junket agents who are considered non-credit junket agents (junket agents that do not require the extension of credit) and super agents (junket agents who participate in our win/loss share program). Credit junket agents (those who require an extension of credit from us) are easier to obtain and retain, however, and our current marketing efforts are focused on increasing non-credit junket agents due to the conservative approach we are taking relating to credit extension. While our efforts to increase our cash junket agents have been successful, our costs have increased significantly as well. The percentage of non-credit junket agents at our VIP gaming rooms increased from around 9.4% in the first half to over 12% in the second half. We expect that the proportion of non-credit junket agents will continue to increase in the coming year.

—	Rolling Chip Turnover-Rolling Chip Turnover is one of the methods management uses to analyze our business volume and is impacted by a number of factors. Most significantly, Rolling Chip Turnover is affected by the win rate. Higher win rates will generally result in lower Rolling Chip Turnover, while lower win rates generally result in higher Rolling Chip Turnover. When a player wins, they tend to continue to “roll” their winnings into more chips, while when the player loses; they tend to play for shorter periods of time. With lower win rates and higher Rolling Chip Turnover, our commission expense increases. Prior to our change in remuneration methods, our revenue was tied only to Rolling Chip Turnover and we sought to increase the Rolling Chip Turnover while managing credit extension risk.

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2012 to December 31, 2013:

Period	Win Rate %

Q1 2012	2.93%
Q2 2012	3.08%
Q3 2012	3.14%
Q4 2012	3.00%
Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%

Revenue from VIP gaming promotion was $236,850,159 for the year ended December 31, 2013, as compared to $ 236,300,623 for the year ended December 31, 2012, an increase of $549,536 or 0.23%, principally as a result of the following factors:

(i)	the win rate of 2.97% for the year ended December 31, 2013, in the range of the statistical average of 2.7%-3.0%, despite a 6% reduction in Rolling Chip Turnover;

(ii)	the change in remuneration model from the fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model in September 2012;

(iii)	the acquisition of the profit rights derived by Bao Li Gaming during September 2012 and the Oriental VIP Room in June 2013; and

(iv)	The additional net services revenues received from junket agents.

Revenue from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 0.09% to 1.39% during the year ended December 31, 2013, from 1.30% during the year ended December 31, 2012 as a result of changing our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model beginning in September 2012, win rate at the statistical average and the impact of net services revenues. All of our VIP gaming rooms now operate under the revenue sharing model. Prior to the change, the VIP gaming rooms in the Star World Hotel and Casino, the Venetian Hotel and Casino and the Galaxy Resort Macau all operated under the fixed commission model of 1.25% on Rolling Chip Turnover.

As of December 31, 2013, the total available lines of credit from the casino operators were an aggregate of approximately $59,325,000, and the casino operators may extend temporary credit in excess of this amount. As of December 31, 2012, the total available lines of credit were an aggregate of approximately $59,349,000. Additional cage capital is available as a result of retained profits. Since September 1, 2012, all of our revenue is derived from the revenue sharing model, which has a higher risk of volatility than revenue earned under the fixed commission model. With the increase in cage capital, the number of rooms and the number of gaming tables available to us, management believes the risk of loss is lower than in prior periods. Due to the slowdown of China’s economy, we reduced the amounts of markers made available to VIP gaming patrons and took steps to collect outstanding markers. The reduction in amounts made available to VIP gaming patrons negatively impacted the growth in our total Rolling Chip Turnover during the last six quarters. As a result, we continue our marketing efforts to increase our Rolling Chip Turnover by working with junket agents who can provide their own capital (“non-credit junket agents”). Rolling Chip Turnover is correlated with the availability of cage capital and the win rate in the VIP gaming room. In order to reduce the effects of the policy of tightening credit toVIP gaming patrons, management continues to explore ways to enlarge its network of junket agents, including through the acquisition of Bao Li Gaming and the Oriental VIP Room, and to implement a more attractive commission program for junket agents as we have the flexibility after changing our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. If recent improvement in the China economy is sustainable, we shall consider increasing credit made available to VIP gaming patrons.

The commission paid to junket agents increased by $28,069,230 or 18.16%, during the year ended December 31, 2013, as compared to the same period in 2012, as a result of higher commission rates. The commission paid to junket agents, as a percentage of Rolling Chip Turnover, was 1.07% for the year ended December 31, 2013, up from 0.85% for the year ended December 31, 2012, as a result of greater non-credit commission paid and less direct business in relation to total Rolling Chip Turnover as a result of the tightening of credit to VIP gaming patrons in 2013, and the upward adjustment to commission rates as a result of the Company compensating its junket agents for no longer providing complimentary hotel and casino services and to increase the market competitiveness. Previously, the junket agents received hotel and casino services on a complimentary basis. In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This also resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Sales, general and administrative expenses increased by approximately $3,145,000 or 17.15%, while revenue increased by 0.23%, during the year ended December 31, 2013 as compared to 2012. Legal and professional fees increased by approximately $840,000 as a result of costs related to the acquisition of the Oriental VIP Room of approximately $1,252,000 offset by reduced compliance costs. VIP gaming room operating costs decreased approximately $4,486,000 as a result of netting services revenues with service expenses during the current period while in the prior period we provided these services on a complimentary basis, offset by an increase in entertainment costs of approximately $1,424,000 and table rental costs of approximately $2,127,000 in the Oriental VIP Room. We pay a monthly rental of approximately $425,000 in order to have a greater percentage of revenue sharing, which we believe will be a recurring operating cost. Costs associated with our planned Hong Kong listing of approximately $2,479,000 which were expensed based upon management’s decision to not offer new Ordinary Shares. Salaries increased by approximately $2,311,000 as a result of an increase in the number of employees and direct employment of employees from Pak Si and increased salary for certain officers. Management fees increased by approximately $841,000, primarily as a result of the addition of Bao Li Gaming beginning in September 2012 and the Oriental VIP Room beginning in July 2013. These increases were partially offset by a decrease in management fees due to direct employment of some employees from Pak Si.

The special rolling tax decreased by $110,570, or 6.09%, during the year ended December 31, 2013 as compared to the same period in 2012 as a direct result of the decrease in Rolling Chip Turnover. The percentage of the rolling tax to revenue from VIP gaming promotion remained consistent at approximately 0.7%.

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisitions of King's Gaming, Bao Li Gaming and the Oriental VIP Room, was $17,833,291 for the year ended December 31, 2013, as compared to operating income of $54,952,542 for the year ended December 31, 2012, a decrease of approximately 67.55%, principally as a result of higher commission rate paid to the junket agents, and additional amortization associated with intangible assets acquired in the Bao Li Gaming and the Oriental VIP Room acquisitions. Operating income was 7.53% as a percentage of revenue from VIP gaming promotion, was lower than in prior periods.  In order to attract more non-credit junket agents, beginning on September 1, 2012, we provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. The additional sharing that the junket agents received as a result of higher win rate during the year ended December 31, 2013 resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Non-GAAP income, before amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room, as a percentage of revenue from VIP gaming promotion was 13.10% for the year ended December 31, 2013, as compared to 26.1% for the year ended December 31, 2012.  The decrease as a percentage of revenue from VIP gaming promotion was due to higher commissions, higher management fees paid, and the increase in the number of direct employees.

There is no change in the fair value of the contingent consideration for King’s Gaming as the forecasted gross profit level of King’s Gaming resulted in no additional earn-out shares expected to be earned by the King’s Gaming Sellers. Additionally, there was a net increase to the contingent consideration liability for Bao Li Gaming and the Oriental VIP Room of $12,445,789 due primarily to a decrease in the market value of our Ordinary Shares offset by an increase in the forecasted Rolling Chip Turnover performance of Bao Li. As required by FASB ASC Topic 805 on business combinations, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and Rolling Chip Turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profit and Rolling Chip Turnover are achieved over the earn-out period. Actual achievement of gross profit range and Rolling Chip Turnover Target for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position in the period of change in estimate.

Earnings per share (“EPS”) attributable to ordinary shareholders for the year ended December 31, 2013 was $0.10, for basic and fully diluted based upon the basic and fully diluted weighted average share counts of 53,030,405 (basic) and 53,210,571 (fully diluted).

Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the year ended December 31, 2013 was $0.58 for basic and fully diluted based upon the basic and fully diluted weighted average share counts of 53,030,405 (basic) and 53,210,572 (fully diluted).

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

Non-GAAP Financial Results

The following Non-GAAP financial results for the years ended December 31, 2012 and 2011 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets related to the acquisitions of King's Gaming and Bao Li Gaming (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measure on page 55).

	Year Ended December 31, 2012	Year Ended December 31, 2011	% change from 2011 to 2012
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$61,575	$76,063	(19)%

Percentage of Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	26.06%	30.36%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of non-negotiable chips exchanged by VIP gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a player continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the growth in revenue, expenses and income in comparison to the growth in gaming volume which investors and management use to assess the operating efficiencies of the Promotion Entities.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the years ended December 31, 2012 and 2011 (all figures are in $ thousands except for ratios and percentages).

	Year Ended December 31, 2012	Year Ended December 31, 2011	% change from 2011 to 2012
Rolling Chip Turnover	$18,149,348	$19,931,385	(8.9)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.30%	1.26%	3.2%

Gross margin (Revenues less commissions and special rolling tax)/Rolling Chip Turnover	0.44%	0.46%	(4.3)%

Commission to junket agents/Rolling Chip Turnover	0.85%	0.78%	9 .0%

Selling, general and administrative expenses/Rolling Chip Turnover	0.10%	0.08%	25%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.30%	0.36%	(16.7)%

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

Gaming wins and losses are sometimes referred to as the “win rate” in the VIP gaming rooms. The win rate is the percentage of Rolling Chip Turnover wagered in the VIP gaming room that is won by the casino (gross wins and losses divided by Rolling Chip Turnover). The generally expected win rate for baccarat ranges from 2.7% to 3.0%. Generally, when the win rate is below the statistical average, we have more Rolling Chip Turnover, because the player is winning and is paid in cash chips, which they in turn convert to non-negotiable chips. When the win rate is greater than the statistical average, we have a lower Rolling Chip Turnover, because the casino is winning, therefore the VIP gaming patron is not converting as many cash chips into non-negotiable chips.

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2011 to December 31, 2012:

Period	Win Rate %

Q1 2011	3.33%
Q2 2011	3.23%
Q3 2011	2.52%
Q4 2011	2.27%
Q1 2012	2.93%
Q2 2012	3.08%
Q3 2012	3.14%
Q4 2012	3.00%

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

Availability of cage capital, our credit extension policies and the win rate in the VIP gaming rooms have the most significant impact on our revenue. As of December 31, 2011, the total available lines of credit was $55,263,000. As of December 31, 2012, the total available lines of credit are an aggregate of approximately $59,349,000, and the casino operators may extend temporary credit in excess of this amount.  Additional cage capital is available as a result of the reinvestment of profits and increased lines of credit from the casino operators. As of September 1, 2012, all of our revenue is derived from the revenue sharing model, which has a higher risk of volatility than revenue earned under the fixed commission model. With the increase in the scale of operations and the number of gaming tables available to us, management believes the risk of loss is lower than in prior periods. Due to economic uncertainties in parts of Mainland China, we reduced the amounts of markers made available to VIP gaming patrons and took steps to collect outstanding markers. The reduction in amounts made available to VIP gaming patrons negatively impacted the growth in our total Rolling Chip Turnover during 2012. As a result, we continue our marketing efforts to increase our Rolling Chip Turnover by working with junket agents who can provide their own capital (“non-credit agent”). Rolling Chip Turnover is correlated with the availability of cage capital and the win rate in the VIP gaming room. In order to reduce the effects of the policy of tightening credit to VIP gaming patrons, management continues to explore ways to enlarge its network of junket agents, including through the acquisition of Bao Li Gaming, and to implement a more attractive commission program for non-credit agents. We expect that the Chinese government will implement economic policies in the near future that will further stimulate the economy. If such policies are implemented and the Chinese economy improves as a result, we will consider increasing credit made available toVIP gaming patrons.

The commission paid to junket agents decreased by $1,398,667, or 0.9%, during the year ended December 31, 2012, as compared to the same period in 2011 as a result of a decrease in total Rolling Chip Turnover. The commission paid to junket agents, as a percentage of Rolling Chip Turnover, was 0.85% for the year ended December 31, 2012, up from 0.78% for the year ended December 31, 2011, as a result of greater non-credt commission paid in 2012 and a smaller percentage of direct business in relation to total Rolling Chip Turnover. In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This also resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Sales, general and administrative expenses increased by approximately $1,790,585, or 10.82%, while revenue decreased by 5.7%, during the year ended December 31, 2012 as compared to 2011. Legal and professional fees increased by approximately $611,000 as a result of higher compliance costs and fees associated with our planned listing on the Hong Kong Stock Exchange as well as acquisition costs for Bao Li Gaming during 2012. Management salaries and director fees increased by approximately $286,000 as a result of an increase in the number of employees as well as increases in salaries.  Management fees increased by approximately $642,000 as a result of increased employee costs in Macau as well as the operation of a larger Iao Kun VIP Room in the Galaxy Resort Macau, which opened in May 2011, and the acquisition of Bao Li Gaming. While entertainment and hotel accommodation costs increased by approximately $590,000 during the year ended December 31, 2012, in the aggregate other VIP gaming room operating costs decreased by approximately $276,000 as a result of obtaining partial reimbursement from some junket agents and players for entertainment and hotel costs.

The special rolling tax decreased by $178,174, or 8.94%, during the year ended December 31, 2012 as compared to the same period in 2011 as a direct result of the decrease in Rolling Chip Turnover. The percentage of the rolling tax to revenue from VIP gaming promotion remained consistent at approximately 0.8%.

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisitions of King's Gaming and Bao Li Gaming was $54,952,542 for the year ended December 31, 2012 as compared to operating income of $71,005,149, for the year ended December 31, 2011, a decrease of approximately 22.61%, principally as a result of lower Rolling Chip Turnover and higher commissions paid to non-credit junket agents in the current period. The decrease as a percentage of revenue from VIP gaming promotion was primarily due to higher commissions paid to non-creditr junket agents in the current period and a smaller percentage of direct business in relation to total Rolling Chip Turnover.  In order to attract more non-credit junket agents, beginning on September 1, 2012, we provided an option for these large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

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

Earnings per share (“EPS”) attributable to ordinary shareholders for the year ended December 31, 2012 was $1.53, for basic and fully diluted based upon the basic and fully diluted weighted average share count of 45,752,743 and 45,752,922, respectively.

Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the year ended December 31, 2012 was $1.34 for basic and fully diluted.

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the years ended December 31, 2013 and 2012 differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our unaudited net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011

Net income attributable to ordinary shareholders	$5,387,502	$70,119,242	$77,253,510

Amortization of intangible assets	13,187,006	6,622,238	5,058,204

Change in fair value of contingent consideration	12,445,789	(15,166,700)	(6,248,361)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$31,020,297	$61,574,780	$76,063,353

	For the Year Ended December 31, 2013		For the Year Ended December 31, 2012		For the Year Ended December 31, 2011
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.10	$0.10	$1.53	$1.53	$1.91	$1.85

Amortization of intangible assets	0.25	0.25	0.14	0.14	0.13	0.12

Change in fair value of contingent consideration	0.23	0.23	(0.33)	(0.33)	(0.15)	(0.15)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.58	$0.58	$1.34	$1.34	$1.89	$1.82

Liquidity and Capital Resources

As of December 31, 2013, total available cage capital in Macau was approximately $249,913,398.  The total available cage capital is comprised of markers receivable of approximately $242,350,301 and cash, cash chips and non-negotiable chips of approximately $7,563,097.  Our loans from related parties decreased from $62,214,078 as of December 31, 2012 to $5,809,075 as of December 31, 2013, a decrease of $56,405,003. The repayment of these loans was made in conjunction with the rights offering completed in June 2013, however Mr. Lam and Mr. Vong provide short term loans from time to time as needed. The loans were repaid due to regulatory requirements of the Company’s planned listing of the Company’s Ordinary Shares on the Hong Kong Stock Exchange. There remaining balance is expected to be repaid prior to the listing of our Ordinary Shares on the Hong Kong Stock Exchange. Our related parties have guaranteed the lines of credit with the casino operators, as well as uncollectible markers receivable (if any).

We issued one transferable subscription right for each two ordinary shares then owned by shareholders of record on June 3, 2013. The rights entitled holders to subscribe for an aggregate of up to 20,225,582 ordinary shares. The subscription price was $3 per ordinary share to be exercised. As a result of a standby purchase agreement with certain persons, including Lam Man Pou and Vong Hon Kun (the “Standby Purchasers”), whereby the Standby Purchasers agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price the Company would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. On June 21, 2013, the closing date of the offering and the standby purchases, a total of 19,527,950 ordinary shares were issued in exchange for $29,354,850 in cash and the cancellation of $34,197,930 of debt owed by us to Messrs. Lam Man Pou and Vong Hon Kun. The remaining balance of $25,802,070 of the loans from Messrs. Lam Man Pou and Vong Hon Kun was repaid out of the cash proceeds from the rights offering in July 2013. The Company incurred offering costs of $2,067,809, which have been recorded as a reduction of Additional Paid in Capital.

As of December 31, 2013, IKGH had cash and cash equivalents of $7,563,097. Cash and cash equivalents provided by operations was $37,906,358 for the year ended December 31, 2013, compared to cash provided by operations of $46,428,105 for the year ended December 31, 2012, as a result of our increased utilization of our lines of credit and decreased outstanding markers receivable. The Company’s credit risk is primarily attributable to markers receivable, which are guaranteed by Mr. Lam, Mr. Vong, Mr. Mok, Mr. Lou and Mr. Vong Veng Im. Management has a credit policy in place and the exposure to these credit risks are monitored on an ongoing basis. With respect to markers receivable, credit evaluations are performed on all VIP gaming patrons. These evaluations focus on the VIP gaming patron’s past history of making payments when due and current ability to pay, and take into account information specific to the VIP gaming patrons as well as analysis of the economic environment from which the VIP gaming patrons come from. As of December 31, 2013, management believes that there is no concentration of credit risk related to markers receivable.

We have available lines of credit of approximately $59,325,000 from casino operators, of which $42,670,573 was outstanding as of December 31, 2013. The lines of credit may be increased from time to time at the discretion of the casino operators.

If the casino operators decide not to renew the lines of credit in any given month, Rolling Chip Turnover may be reduced as a result of reducing credit extended to VIP gaming patrons for gaming purposes. As a result, the amount of the reduced Rolling Chip Turnover, our gaming revenue from the casino operators and our net operating income might also be reduced.

Our expected sources of repayment of the Lines of Credit are the repayment of markers receivable from VIP gaming patrons as well as receivables due from the casino operators.

In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This may result in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

We paid dividends totaling $3,880,406 on September 2, 2011, $7,527,988 on April 18, 2012, $5,097,296 on August 31, 2012, $4,142,199 on April 26, 2013 and $4,803,178 on September 20, 2013.

During the year ended December 31, 2012, we repurchased an aggregate of 1,273,947 Ordinary Shares for an aggregate purchase price of $4,166,483 pursuant to the 2012 Repurchase Plan. By the end of February 2013, the Company had repurchased the remaining 726,053 Ordinary Shares available under the 2012 Repurchase Plan for an aggregate purchase price of $2,728,912. The Ordinary Shares have been retired and the purchase price was allocated to par value and additional paid in capital. In March 2013 the Board of Directors established a new share repurchase program, which expired on December 31, 2013 (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. At the end of 2013, our Board extended the share repurchase program to be open-ended with no expiration date. Any Ordinary Shares repurchased under the 2013 Repurchase Plan will be retired and the purchase price was allocated to par value, additional paid in capital and retained earnings based on US GAAP. During the year ended December 31, 2013, the Company repurchased an aggregate of 732,900 Ordinary Shares for an aggregate purchase price of $2,295,849 pursuant to the 2013 Repurchase Plan.  During 2014, we repurchased an aggregate of 1,415,300 Ordinary Shares for an aggregate purchase price of $4,193,554.

We made cash payments of $9,000,000, $13,000,000 and $20,000,000 for the acquisitions of King’s Gaming, Bao Li Gaming and the Oriental VIP Room, respectively, during the year ended December 31, 2013.

Future Sources and Uses of Cash

We expect that our future liquidity and capital requirements will be affected by:

☐	Capital requirements related to prior and future acquisitions;

☐	Cash flow from acquisitions;

☐	Working capital requirements;

☐	Dividend distributions;

☐	Repurchase of outstanding shares;

☐	Funds raised through the sale of our securities; and

☐	Earnings accumulated and reinvested.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

We have the following long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities as of December 31, 2013:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Shareholder Loans	$5,809,075	$5,809,075	$-	$-	$-
Operating Lease Obligations	156,537	76,248	80,289	-	-
Management Agreements	7,428,516	7,428,516	-	-	-
Employment Agreements	3,055,698	1,415,708	1,577,990	62,000	-
Contingent Consideration	78,555,319	47,487,551	31,067,768		-
	$95,005,145	$62,217,098	$32,726,047	$62,000	$-

Other Events

On March 25, 2014, the Company issued a press release announcing fourth quarter and year 2013 financial results. A copy of the press release is attached as Exhibit 99.1.

Company Operations and Critical Accounting Policies

Profit Interest Agreements

Each Promotion Entity has entered into an agreement with the casino operators and license holders to promote a VIP gaming room in the respective casino. These agreements provide that the Promotion Entity receives a commission or share in the net win/loss of the VIP gaming room. Current Macau laws do not allow non-Macau companies, such as AGRL, to directly operate a gaming promotion business in Macau. Consequently, the Promotion Entity enters into a profit interest agreement with a subsidiary of IKGH, providing for the assignment to the IKGH subsidiary of 100% of the profits derived by the Promotion Entity from its promotion of the VIP gaming room. The manner of calculation of the profit is set out in an exhibit to the profit interest agreement. The profit agreements do not have expiration dates and continue conterminously with the operation of the respective VIP gaming rooms.

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without Iao Kun Group’s consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement.

Revenue Recognition

Revenue from VIP gaming room promotion operations is recorded monthly based upon the Promotion Entities’ share of the net gaming wins/losses or as a percentage of non-negotiable chips exchanged in VIP gaming rooms. The amounts due to the Promotion Entities are calculated and reported by the casino operators and the Promotion Entities on a monthly basis, usually within two days of the month end.

  Additionally, the Promotion Entities earn revenues based upon percentages of non-negotiable chips exchanged in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to players and is included in gross revenues.  These revenues are included in revenue from VIP gaming room promotion operations in the accompanying consolidated statements of operations.

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of the rolling chip volume regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.  The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters and casino operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of the rolling chip turnover.  The Sang Lung and King’s Gaming arrangements were also based on 1.25% of the rolling chip turnover.  Management believed that this change in the revenue structure had reduced the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses.  The fixed commission revenues were based only on the amount of the rolling chip turnover, rather than the win/loss of the gaming operations.  Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $17,048,596,000, $18,149,348,000 and $19,931,385,000 during the years ended December 31, 2013, 2012 and 2011, respectively.

On August 1, 2012, the Company announced that, beginning on September 1, 2012, it would be changing its remuneration model from a fixed commission model of 1.25% of the rolling chip turnover to a revenue sharing model. The decision to change from the fixed commission model to the revenue sharing model was made as a result of the Company’s expansion into four VIP gaming rooms with the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a program for junket agents who purchase non-negotiable chips in cash from the Promotion Entities (“super agent”), allowing the super agent to assume some of the risk of gaming losses or receive increased commissions as a result of gaming wins. Win rate was 2.98%, 3.03% and 2.77% during the years ended December 31, 2013, 2012 and 2011, respectively. The win rate is the percentage of rolling chip turnover exchanged in the VIP gaming room that is won by the casino (gross wins and losses divided by rolling chip turnover).

VIP Gaming Room Cage and Marker Accounting

In the VIP gaming rooms, VIP patrons primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the VIP patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commission.  The exchange of the non-negotiable chips by the VIP patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

A VIP patron can be a player, an agent or a super agent. Whoever signs on the marker and takes delivery of the non-negotiable chips at the casino cage and carries them over to the game table is the borrower. It is also common practice that the VIP patron taking delivery of the non-negotiable chips shares the chips with other VIP patrons for the purpose of achieving a higher rolling volume (if the VIP patron is an agent, they are entitled to receive commission even when the non-negotiable chips are wagered by third parties acquainted with them) without receiving immediate payment in cash for the non-negotiable chips. Under Macau law, licensed gaming promoters are permitted to extend credit to VIP patrons creating a civil obligation to pay. This credit is typically unsecured but is generally offset by the commissions payable to an agent.

The Group, through the Promotion Entities, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of markers receivable from foreign junket agents is affected by a number of factors including changes in economic conditions in the junket agents’ home countries. As of December 31, 2013 and 2012, markers receivable amounted to $242,350,301and $241,706,663, respectively.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau and Hong Kong. To the extent that junket agents of the Group, through the Promotion Entities, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	December 31, 2013	% of total markers receivable	December 31, 2012	% of total markers receivable
PRC
0-30 days	$53,574,330		$40,749,342
31-60 days	30,406,634		28,065,490
61-90 days	7,011,955		26,651,442
Greater than 90 days	2,185,997		4,012,489
Total	$93,178,916	38%	$99,478,763	41%

The Group regularly evaluates the allowance for uncollectible marker receivable based on a specific review of agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition of AGRL by Iao Kun, Messrs. Lam and Vong guaranteed all markers receivable in the Company’s VIP gaming rooms. The guarantees by Messrs. Lam and Vong do not cover markers receivable attributable to the agent networks of Mr. Mok, Mr. Lou and Mr. Lei or Mr. Vong as described below. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. Upon the acquisition of King’s Gaming, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms. Upon the acquisition of Bao Li Gaming, Mr. Lou and Mr. Lei guaranteed the collection of all markers receivable attributable to them and their network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015. Upon the acquisition of the Oriental VIP room, Mr. Vong Veng Im guaranteed the collection of all markers receivable attributable to the Collaborator and his network of junket agents at both the Oriental VIP Room existing and the Company’s existing and future VIP gaming rooms through June 30, 2016. Therefore, as of December 31, 2013 and 2012, management believes that an allowance for uncollectible markers receivable is not necessary.

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

The following are the useful lives of the respective finite-lived intangible assets:

Bad Debt Guarantee	3 to 5.5 years	Based upon six months after the expiration of the employment agreement or at the expiration of the employment agreement

Non-Compete agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Profit interest agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Indefinite Useful Life Assets

Goodwill is evaluated for possible impairment by comparing the fair value of a business unit with its carrying value, including the goodwill assigned to that business unit. Fair value of a business unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a business unit is derived from recent market transactions involving merger and acquisition and/or publicly-traded guideline companies deemed broadly similar to the subject business unit. An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value.  Assets with indefinite useful lives are not subject to amortization and are tested for impairment annually or more frequently if events or circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the asset does not exceed the fair value, no impairment is recognized.

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

Fair Market Value of Contingent Consideration

A total liability of $78,555,319 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the gross profit targets. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Company’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Company’s statement of operations and financial position in the period of change in estimate. Fluctuations in the market value of the Company's ordinary shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

Foreign Currency

The reporting currency of Iao Kun is in the United States dollar ("US $", "$", “Reporting Currency”).  The Group’s functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing on the dates of the transaction.

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

	December 31, 2013	December 31, 2012	December 31, 2011
Period end HK$:US$ exchange rate	$7.75	$7.75	$7.78
Average annual HK$:US$ exchange rate	$7.76	$7.76	$7.78

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors consists of nine (9) directors divided into three classes, each of which serves for a term of three years, with only one class of directors being elected in each year. All of the current directors other than João Manuel Santos Ferreira, George Chui Vai Hou, and Yeung Lun Allan, and Peter Li were initially elected by the shareholders at the time of the acquisition of AGRL. Messrs. Ferreira, Chui and Yeung were initially appointed by the existing directors on April 7, 2010. Peter Li was initially elected by the shareholders at our 2011 annual meeting on December 13, 2011. The directors serve as follows:

•	in the class to stand for reelection in 2014: Peter Li, Raymond Li Chun Ming, and Yeung Lun Allan;

•	in the class to stand for reelection in 2015: Leong Siak Hung, James R. Preissler and João Manuel Santos Ferreira; and

•	in the class to stand for reelection in 2016: Lam Man Pou, Vong Hon Kun and George Chui Vai Hou

Our executive officers are:

Name	Position
Lam Man Pou	Chairman and Chief Marketing Officer
Leong Siak Hung	Chief Executive Officer
Raymond Li Chun Ming	Chief Financial Officer
Vong Hon Kun	Chief Operating Officer
Sylvia Lee	Executive Vice President

Our executive officers other than Ms. Lee also hold the same positions with AGRL.

The following pages set forth the names, ages and director start dates of the directors and director nominees, their respective principal occupations or brief employment history for the past five years and the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Lam Man Pou, age 50, has been the chairman and chief marketing officer and a director of the Company since February 2010 and has been the chairman, chief marketing officer and a director of AGRL since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing IKGH’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Leong Siak Hung, age 43, has served as the Chief Executive Officer and a director of the Company since February 2010 and has served as the chief executive officer and a director of AGRL since its formation and is responsible for the direct general administration of the Company and the Company’s strategic planning and expansion. Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China. From November 2001 through June 2003, he was chief executive officer of National Craft Industrial Co. Ltd, a toys manufacturing company in China. From July 2003 to June 2006, he was chief executive officer of Idea Kids Toy Co. Ltd. and Genesis Industrial Co. Ltd. Since July 2006, he has been chairman of Idea Kids Toy Co., Ltd, a toy manufacturing company in China, and also has been chairman of Genesis Industrial Co., Ltd, a toy manufacturing company in Macau. From July 2006 to December 31, 2009, he was chairman of Zhuhai Zhongzhu Real Estate Development Company Ltd, a real property developer. He has acted as management advisor for Mr. Lam in respect of general administration and human resources management for VIP gaming rooms since May 2006. Mr. Leong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Raymond Li Chun Ming, age 56, has served as the chief financial officer and a director of the Company since February 2010 and has served as chief financial officer and a director of AGRL since its formation and is responsible for the accounting and finance of the Company. Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants. He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants. He is a graduate of Hong Kong Polytechnic University, Department of Accounting. From July 1984 through July 2005 he worked as senior manager for Tony C. M. Yau & Company, Certified Public Accountant, in Hong Kong, where he was engaged in auditing, accounting and corporate services. From August 2005 through July 2006 he worked as a consultant for K Li Business Consultancy Limited, where he was engaged in the provision of corporate and financial advisory services. Since August 2006 he has been an executive director of Klis & Associates CPA Limited, Certified Public Accountants, in Hong Kong. In September 2004, he was appointed as an independent non-executive director of Benefun International Holding Limited, a Hong Kong publicly listed company engaged in the sales of plantation products, property development, garment manufacturing and retailing, and held such position until May 2009. He has acted as an advisor to Mr. Lam in respect of the financial management of the VIP gaming rooms since May 2006. Mr. Li’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Vong Hon Kun, age 48, has served as the chief operating officer and a director of the Company since February 2010 and has served as chief operating officer and a director of AGRL since its formation and is responsible for the day-to-day operation of the Company and developing the VIP gaming patron market in mainland China and the junket agent network throughout that country. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 20 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

James R. Preissler, age 40, has served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York

João Manuel Santos Ferreira, age 60, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan, age 57, has served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr. Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

George Chui Vai Hou, age 46, has served as a director of the Company since April 7, 2010. Mr. Chui has been Executive Director of Wai Luen Import & Export Company Limited in Macau since 1998. Since December 2008, he has also been Executive Director of Ieng Tat Investment & Development Company Limited, a Macau company engaged in investment activities. From December 2000 to June 2006, he was also Executive Director of Tai Chong Ip (Group) Company Limited, a real estate trading company in Macau. Mr. Chui has also been invited and serves as a Member of the 9th, 10th and 11th Guangzhou Committees of the Chinese People’s Political Consultative Conference of China, which are consultative committees for the Conference. He received a Bachelor’s degree in Social Sciences with First Class Honours, majoring in accounting and statistics, from the University of Southampton in the United Kingdom and also holds a Master of Science degree in International Banking and Financial Studies from the same university. Mr. Chui’s business address is 13A Seng Vo Kok, 405 Rua De Amizade, Macau.

Peter Li, age 49, has served as our director since December 2011. Mr. Li served as a director of CS China from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Mr. Li is currently chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China. Mr. Li is an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT) and Yuhe International Inc.(PK.YUII). Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada.

Sylvia Lee, age 49, became our executive vice president in April 2010. She served as the president, chief financial officer and secretary of CS China from its inception until June 2008 and as a director of the Company from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

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

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2013:

Name and Principal Position	Fees Earned or Paid in Cash (US$)	Ordinary Shares (US$)	Total (US$)
Lam Man Pou, Chairman and Chief Marketing Officer	163,987	—	163,987
Leong Siak Hung, Chief Executive Officer	270,734	—	270,734
Raymond Li Chun Ming, Chief Financial Officer	212,719	—	212,719
Vong Hon Kun, Chief Operating Officer	163,987	—	163,987
Sylvia Lee, Executive Vice President	30,000	20,000	50,000

(1) Our board of directors determined that the valuation price of our ordinary shares with respect to the 2013 equity compensation was $3.29.

AGRL has employment agreements with two of its executive officers. The following table sets forth certain information about these employment agreements as of December 31, 2013.

Officer	Position	Termination Date	Annual Salary
Lam Man Pou	Chief Marketing Officer	October 6, 2014	$201,189
Vong Hon Kun	Chief Operating Officer	October 6, 2014	$201,189

These agreements were amended on July 1, 2013 to increase the annual salary for each officer. As of July 1, 2013: Lam Man Pou’s annual salary increased to $201,189; and Von Hon Kun’s annual salary increased to $201,189.

Each officer is entitled to paid vacation in accordance with AGRL’s policies. Each officer is also entitled to reasonable use of company-provided automobiles, with the officer to be reimbursed for all reasonable expenses related to the use and operation of such automobiles. However, no automobiles are currently being provided and we currently have no plan in place to provide automobiles.

The employment agreements provide that the executive, during a period of five years following the termination of his employment shall not compete with AGRL or solicit any of its employees.

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

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. The directors of the Company are entitled to receive an aggregate of 60,790 ordinary shares for fiscal 2013. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2013.

Name	Fees Earned or Paid in Cash (US$)	Ordinary Shares(1) (US$)	Total (US$)
Raymond Li Chun Ming	35,000	20,000	55,000
Yeung Lun Allan	38,000	20,000	58,000
Lam Man Pou	30,000	20,000	50,000
Vong Hon Kun	30,000	20,000	50,000
George Chui Vai Hou	38,000	20,000	58,000
Leong Siak Hung	30,000	20,000	50,000
James R. Preissler	40,000	20,000	60,000
Manuel Santos Ferreira	38,000	20,000	58,000
Peter Li	38,000	20,000	58,000

(1)	Our board of directors determined that the valuation price of our ordinary shares with respect to the 2013 directors’ equity compensation was $3.29.

Incentive Plan

On December 13, 2011, our shareholders approved the the Iao Kun Group Holding Company Limited 2011 Omnibus Securities and Incentive Plan (the “2011 Incentive Plan”). The purpose of the 2011 Incentive Plan is to assist us to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants, to us and our affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of our shareholders. Awards under the 2011 Incentive Plan are limited in the aggregate to 200,000 ordinary shares. As of the date of this Annual Report, there are 88,990 ordinary shares available for issuance under the 2011 Incentive Plan. We plan to issue 60,790 ordinary shares for the equity portion of 2013 compensation.

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

Certain U.S. Federal Income Tax Consequences of the 2011 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to the Company, were it subject to U.S. federal income taxation on a net income basis, and to participants under the 2011 Incentive Plan who perform services for the Company and who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of options, which include ISOs and non-qualified share options, SARs, restricted shares, performance shares, performance units, restricted share units, dividend equivalent rights and unrestricted shares. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of the Company, to deduct certain compensation for U.S. federal income tax purposes, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of a share option with previously-acquired ordinary shares of the Company. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants, which are discussed generally in Item 10.E below. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2011 Incentive Plan or ordinary shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2011 Incentive Plan or ordinary shares issued pursuant thereto.

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

Indemnification

Cayman Islands law provides that a corporation may indemnify its directors and officers as well as its other employees and junket agents against judgments, fines, and amounts paid in settlement and expenses, including attorneys’ fees, in connection with various proceedings, except where there has been fraud or dishonesty or willful neglect or willful default. Our Second Amended and Restated Memorandum and Articles of Association provide that each member of our board of directors, officer and agent shall be indemnified out of our assets against any liability incurred by him or her as a result of any act or failure to act in carrying out his or her functions other than such liability (if any) that he or her may incur by his or her own fraud or willful default and that no such director, agent or officer shall be liable to us for any loss or damage in carrying out his or her functions unless that liability arises through the fraud or willful default of such director, officer or agent. Our Second Amended and Restated Memorandum and Articles of Association do not eliminate any of our director’s fiduciary duties. The inclusion of the foregoing provision may, however, discourage or deter shareholders or management from bringing a lawsuit against directors even though such an action, if successful, might otherwise have benefited us and our shareholders. This provision, however, will not eliminate or limit liability arising under United States federal securities laws.

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

Code of Ethics

In August 2008, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries and is described in the section of this Annual Report entitled “Code of Ethics and Related Person Policy” under Item 7.B. herein. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to Iao Kun Group Holding Company Limited, Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

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

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages. We consider our relations with our employees to be good. The majority of our employees are located in Macau. The significant increase in the number of employees is because we directly hired certain key personnel in our VIP rooms from Pak Si (defined below).

	2011	2012	2013
Number of Employees	14	17	53

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Sang Heng pays Pak Si approximately US $155,000 per month for the VIP gaming room at Star World Hotel; King’s Gaming pays approximately US $103,000 per month for the VIP gaming room at the Sands Cotai Central; Bao Li pays approximately US $103,000 per month for the VIP gaming room at the City of Dreams Hotel and Casino, Cotai, Macau; and Sang Lung pays approximately $155,000 per month for the VIP gaming room at the Galaxy Resort, Macau. Beginning in July 2013, Oriental pays approximately $103,000 per month for the VIP gaming room at Le Royal Arc Casino in Macau. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Such agreements are for one-year terms.

E.	Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 15, 2014 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. Our major shareholders do not have different voting rights than our non-majority shareholders. Percentages of ownership are based on 57,891,524 ordinary shares outstanding as of April 15, 2014. Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Amount and Nature of		Percent of
Name and Address of Beneficial Owner	Beneficial Ownership		Class
Sylvia Lee(1)	2,428,487	(2)	4.2%

Vong Hon Kun(3)	8,630,043		14.9%

Lam Chou In(3)	8,580,010		14.8%

Lam Man Pou(3)	6,507,186		11.2%

Chui Vai Hou, George(3)	13,807		*

James R. Preissler(4)	11,851		*

Leong Siak Hung(5)	2,166,966		3.7%

Li Chun Ming, Raymond(3)	14,746		*

Peter Li	6,229		*

Joao Manuel Santos Ferreira(3)	11,225		*

Yeung Lun, Allan(3)	11,225		*

All of our directors and executive officers as a group (10 individuals)	19,801,765		34.0%

All of our directors, executive officers and 5% stockholders who are our employees as a group.	28,381,775		48.8%

*	Less than 1%.

(1)	The business address of Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

(2)	Represents 115,849 ordinary shares owned jointly by Mrs. Lee and her husband, 14,746 ordinary shares owned by Mrs. Lee and 2,297,892 ordinary shares held by CS Capital USA, LLC, an affiliate of Mrs. Lee and her husband.

(3)	Each of these persons maintains a business address at 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

(4)	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.

(5)	867,288 of such shares are held by Legend Global International Limited, of which Leong Siak Hung, director, has sole voting and dispositive power over the shares owned by it, which shares constitute all of the shares beneficially owned by Mr. Leong. The business address of Legend Global International Limited is Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.

As of April 15, 2014, we believe that 14 holders of record of approximately 45.2% of our outstanding ordinary shares reside in the United States.

B.	Related Party Transactions

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

Related Person Transactions of the Company

Because IKGH and its subsidiaries are not able to directly operate as VIP gaming promoters, IKGH’s management has technical ownership of IKGH’s VIP gaming promoters, but each such VIP gaming promoter has entered into an agreement with a subsidiary of IKGH providing that 100% of the profits of each VIP gaming promoter be paid to a subsidiary of IKGH. None of the members of IKGH’s management team receive compensation for being the owners of IKGH’s VIP gaming promoters. The following table shows the relationships of IKGH’s management team to its Promotion Entities:

Entity Name	Management Team Member Owning Entity
Sang Heng	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Doowell Limited	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Iao Pou	Lam Chou In
King’s Gaming	Mok Chi Hung
Sang Lung	Lam Man Pou and Vong Hon Kun
Bao Li	Lou Kan Kuong and Lei Kam Keong
Oriental	Lam Chou In and Vong Veng Im

The following is a summary of related party transaction and balances as of and for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011

Loans payable to Mr. Lam Man Pou and Mr. Vong Hon Kun	$5,809,075	$62,214,078	$62,641,619

Loan payments made to Mr. Lam Man Pou and Mr. Vong Hon Kun in cash	$25,802,070	$671,071	$-

Contingent consideration payable to Mr. Mok Chi Hung	$9,000,000	$18,000,000	$44,550,585

Contingent consideration paid to Mr. Mok Chi Hung in cash	$9,000,000	$9,000,000	$-

Contingent consideration payable to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$33,027,050	$32,294,981	$-

Contingent consideration paid to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$13,000,000	$15,146,032	$-

Contingent consideration payable to Mr. Vong Veng Im	$36,528,269	$-	$-

Contingent consideration paid to Mr. Vong Veng Im	$20,000,000	$-	$-

Payable to Pak Si for management services	$619,042	$567,684	$462,665

Total expense for Pak Si for management services	$6,807,018	$5,966,147	$5,305,258

Entertainment expense paid to restaurant owned by Mr. Lam Man Pou, Mr. Vong Hon Kun and Mr. Leong Siak Hung	$779,224	$-	$-

Star World Hotel and Casino has extended a credit line of $27.2 million to Sang Heng which is guaranteed by Mr. Lam. Galaxy Macau Resort has extended a credit line of $25.6 million to Sang Lung which is guaranteed by Mr. Lam. These credit lines are used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the Iao Kun VIP Rooms operated by Sang Heng at the Star World Hotel and Casino and by Sang Lung at the Galaxy Macau Resort. The credit lines are non-interest bearing, and Mr. Lam is not compensated by AGRL for the guarantee.

The Sands Cotai Central has extended a credit line of $3.85 million to King’s Gaming, which is guaranteed by Mr. Vong and Mr. Mok. The credit line is used to advance funds to VIP gaming patrons so that theVIP gaming patrons can purchase non-negotiable chips on credit at the Wenzhou VIP gaming room promoted by King’s Gaming at the Venetian Resort Hotel. The credit line is non-interest bearing and Mr. Vong and Mr. Mok are not compensated by AGRL for the guarantees.

From time to time, Mr. Lam and Mr. Vong Hon Kun make small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam is not otherwise compensated for making such loans.

City of Dreams Hotel & Casino has extended a credit line of $3.9 million to Bao Li Gaming, which is guaranteed by Mr. Lou. The credit line is used to advance funds to jVIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the VIP gaming room promoted by Bao Li Gaming at City of Dreams Hotel & Casino. The credit line is non-interest bearing and Mr. Lou is not compensated by AGRL for the guarantee.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their VIP gaming patrons. Such loans by Messrs. Lam and Vong are non-interest bearing. See the section entitled “AGRL’s Gaming Operations—Profit Interest Agreements” under Item 4.B. herein for further information regarding these arrangements.

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP Gaming Entities have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Sang Heng pays Pak Si approximately US $155,000 per month for the VIP gaming room at Star World Hotel; King’s Gaming pays approximately US $103,000 per month for the VIP gaming room at the Sands Cotai Central Resort; Bao Li pays approximately US $103,000 per month for the VIP gaming room at the City of Dreams Hotel and Casino, Cotai, Macau; Sang Lung pays approximately $155,000 per month for the VIP gaming room at the Galaxy Resort, Macau; and Oriental pays approximately $103,000 per month for the VIP gaming room at Le Royal Arc Casino in Macau. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Such agreements are for one-year terms.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

None

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth the range of high and low closing bid prices for the ordinary shares and warrants for the periods indicated since the ordinary shares and warrants commenced separate public trading on September 5, 2008. It also sets forth the range of high and low closing bid prices for our units (each consisting of one ordinary share and two warrants; symbol: CSACF) for such periods until the units were separated into their component shares and warrants and ceased trading separately on February 19, 2010. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.  Our unexercised warrants were redeemed for cash at the redemption price of $0.01 on October 28, 2010.  Accordingly, there are currently no warrants outstanding. Our ordinary shares currently trade on the Nasdaq Stock Market.

	Ordinary Shares		Warrants		Units
	High $	Low $	High $	Low $	High $	Low $
Annual Highs and Lows
2014*	3.51	2.60	—	—	—	—
2013	5.09	2.78	—	—	—	—
2012	7.24	2.40	—	—	—	—
2011	12.41	6.90	—	—	—	—
2010	11.55	4.96	1.90	0.25	10.01	6.50
Quarterly Highs and Lows
2014
First Quarter	3.51	2.60	—	—	—	—
Second Quarter*	3.49	3.04	—	—	—	—
2013
First Quarter	4.77	3.19	—	—	—	—
Second Quarter	5.09	3.42	—	—	—	—
Third Quarter	4.25	3.77	—	—	—	—
Fourth Quarter	3.96	2.78	—	—	—	—
2012
Fourth Quarter	7.24	5.47	—	—	—	—
Third Quarter	6.80	3.66	—	—	—	—
Second Quarter	4.45	2.40	—	—	—	—
First Quarter	4.37	2.70	—	—	—	—
Monthly Highs and Lows
April 2014	3.49	3.01
March 2014	3.51	2.94	—	—	—	—
February 2014	2.88	2.60	—	—	—	—
January 2014	3.16	2.88	—	—	—	—
December 2013	3.18	2.78	—	—	—	—
November 2013	3.31	3.10	—	—	—	—
October 2013	3.96	3.31	—	—	—	—
September 2013	4.15	3.77	—	—	—	—

*     Through April 18, 2014

The closing bid price for our ordinary shares on April 25, 2014 was 3.06.

Holders of ordinary shares should obtain current market quotations for their securities. The market price of the ordinary shares could vary at any time.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares have traded on the Nasdaq Stock Market since July 3, 2010. From July 3, 2010 until October 2, 2013, they traded under the symbol AERL. Since October 2, 2013, they have traded under the symbol IKGH. Our warrants traded on the NASDAQ Stock Market under the symbol AERLW from July 3, 2010 until October 28, 2010, when they ceased trading. From February 22, 2010 until July 2, 2010, the ordinary shares and warrants traded on the OTC Bulletin Board under the symbols AERCF and AERLF, respectively. Prior to February 22, 2010, the ordinary shares and the warrants traded under the symbols CSAQF and CSAXF, respectively.

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

Our only long term liabilities are the management agreements between three of IKGH’s Promotion Entities and Pak Si Management and Consultancy Limited of Macau, pursuant to which that company is responsible for the hiring and management of staff at the VIP gaming rooms promoted by the VIP gaming promoters in Macau. Each of the management agreements is for a one-year term, subject to renewal. The total obligations of the VIP gaming promoters during each one-year period are approximately US $7,429,000. See the section entitled “IKGH’s Gaming Operations” under Item 4.B. herein.

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

On June 26, 2013, we entered into a profit interest purchase agreement (the “Oriental VIP Room Purchase Agreement”) among us, as purchaser, Mr. Vong Veng Im, as seller, and Frontier Champion Limited, our wholly owned subsidiary, whereby we agreed to acquire, and Mr. Vong Veng Im agreed to dispose of, the right, title, interest and benefit in and to 100% of the net operating profit generated by Oriental VIP Room at the VIP gaming room located at level 1 of the Le Royal Arc Casino located in NAPE, Downtown Macau, pursuant to a separate profit interest agreement entered into between Frontier Champion and Mr. Vong Veng Im (the “Oriental VIP Room Profit Interest”). We closed the transactions contemplated by the Oriental VIP Room Purchase Agreement on June 26, 2013.

On June 4, 2013, the Company entered into a Dealer Manager Agreement (the “Dealer Manager Agreement”) with Sterne, Agree & Leach, Inc. (“Sterne Agee”) pursuant to which Sterne Agee acted as exclusive dealer manager in connection with the our Rights Offering. Pursuant to the Dealer Manager Agreement, we agreed to pay Sterne Agee a fee equal to 2.5% of the gross proceeds received in connection with the Rights Offering and the standby purchase, as described below, upon successful completion of the Rights Offering, and to reimburse Sterne Agee for its out-of-pocket expenses incurred in connection with the Rights Offering whether or not the Rights Offering is completed.

In connection with the Rights Offering, the Company also entered into a standby purchase agreement (the “Standby Purchase Agreement”), dated as of June 4, 2013, with certain persons, including Lam Man Pou, the Company's chairman, Vong Hon Kun, the Company's chief operating officer, Lam Chou In, Zheng An Ting, So Kam Tai, Au Chun Yin, Chan Fok Hoi, Chan Kai Ian, Sin Kam Chan, Leong Wai Meng and Cheung Mee Mo (the “Standby Purchasers”), whereby the Standby Purchasers agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price we would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. On June 21, 2013, the closing date of the offering, a total of 19,527,950 ordinary shares were issued. The Company incurred offering costs of $2,067,809.

The parties to the Standby Purchase Agreement also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) dated as of June 4, 2013, whereby the Company granted demand and piggyback registration rights to the Standby Purchasers.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their VIP gaming patrons. Such loans by Messrs. Lam and Vong are non-interest bearing. See the section entitled “IKGH’s Gaming Operations—Profit Interest Agreements” under Item 4.B. herein for further information regarding these arrangements.

D.           Exchange controls

There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

E.           Taxation

The following summary sets forth the material Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares covered by this Annual Report, based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “we,” “our,” “us,” or “the company” refer only to Iao Kun Group Holding Company Limited.

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

Based on the composition (and estimated values) of the assets and the nature of our income and our subsidiaries during our 2013 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2013 taxable year, there can be no assurance in respect to our PFIC status for our 2013 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2014) taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes in respect to:

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

If a U.S. Holder has made a QEF election in respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its shares by the amount of gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

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

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available in respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from, the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under recently issued regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the QEF rules discussed above under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

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

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

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

There were no material modifications to the rights of our shareholders during fiscal year 2013.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, who is our principal executive officer, and Chief Financial Officer, who is our principal financial officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2013 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2013. The registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Iao Kun Group Holding Company Limited (F/K/A AERL)

We have audited Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows of Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries, and our report dated April 30, 2014 expressed an unqualified opinion.

/s/ UHY LLP

New York, New York

April 30, 2014

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to Iao Kun Group Holding Company Limited, Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Independent Auditors

The firm of UHY LLP has acted since our inception as our principal independent registered public accounting firm. UHY LLP is a registered firm with the Public Company Accounting Oversight Board and is a member of the American Institute of Certified Public Accountants.

The business address of UHY LLP is 19 West 44 th Street, New York, New York 10036.

The following is a summary of fees paid or to be paid by us to UHY LLP for services rendered as the principal accountant.

	Year Ended December 31, 2012	Year Ended December 31, 2013
Audit Fees	$405,027	$342,153
Audit-Related Fees	-	170,557
Tax Fees	-	-
All Other Fees	-	-

Audit fees billed by UHY LLP during the fiscal years ended December 31, 2012 and 2013 related to professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 20-F for those fiscal periods, the review of our financial information included in semi-annual Reports of Foreign Private Issuer on Form 6-K, and our registration statements and proxy statement filings.

Audit Committee Pre-Approval

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). All of the services described above were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC.

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

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
2.1	Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune Investment Ltd (included as Annex A to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)
2.2	Amendment No. 4 to Stock Purchase Agreement, dated April 18, 2011, among Iao Kun Group Holding Company Limited, AGRL, and Spring Fortune Investment Ltd(8)
2.3	Profit Interest Purchase Agreement, dated November 10, 2010, by and among Iao Kun Group Holding Company Limited and King’s Gaming Promotion Limited, Mr. Mok Chi Hung and Mr. Wong Hon Meng(5)
2.4	Profit Interest Purchase Agreement, dated September 5, 2012, by and among Iao Kun Group Holding Company Limited and Bao Li Gaming Promotion Limited, Mr. Lou Kan Kuong and Mr. Lei Kam Keong(13)
3.1	Form of Second Amended Memorandum and Articles of Association (included as Annex D to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)

Exhibit No.	Description
4.1	Specimen Unit Certificate(1)
4.2	Specimen Ordinary Share Certificate(2)
4.3	Specimen Warrant Certificate(1)
4.4	Form of Unit Purchase Option granted to EarlyBirdCapital, Inc.(1)
4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and registrant(1)

10.1	Form of Escrow Agreement among CS China Acquisition Corp., Spring Fortune Investment Ltd, Spring Fortune Investment Ltd Designee(s) and Continental Stock Transfer & Trust Company(3)

10.2	Employment Agreement, dated October 6, 2009 between AGRL and Leong Siak Hung(3)

10.3	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Leong Siak Hung (13)

10.4	Employment Agreement, dated October 6, 2009 between AGRL and Raymond Li Chun Ming(3)

10.5	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Raymond Li Chun Ming (13)

10.6	Employment Agreement, dated October 6, 2009 between AGRL and Lam Man Pou(3)

10.7	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Man Pou (13)

10.8	Employment Agreement, dated October 6, 2009 between AGRL and Vong Hon Kun(3)

10.9	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Vong Hon Kun (13)

10.10	Employment Agreement, dated November 10, 2010, between the Company and Wong Hon Meng (7)

10.11	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Wong Hon Meng (13)

10.12	Employment Agreement, dated February 2, 2010, between the Company and Lam Chou In(13)

10.13	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Chou In (13)

10.14	Employment Agreement, dated November 2010, between the Company and Mok Chi Hung(13)

10.15	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Mok Chi Hung (13)

10.16	Management Service Contract dated January 1, 2010 between Iao Pou Gaming Promotion Limited and Pak Si Management and Consultancy Limited(3)

10.17	Management Service Contract dated January 1, 2010 between Sang Heng Gaming Promotion Company Limited and Pak Si Management and Consultancy Limited(3)

10.18	VIP Junket Promotion Agreement, dated January 18, 2008 between Gillmann Investments Asia, Ltd. and Doowell Limited(3)

Exhibit No.	Description
10.19	VIP Gaming Promotion Agreement, dated November 14, 2008 between Unicorn Incorporation and Champion Lion Limited(3)

10.20	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Lung Gaming Promotion Company Limited(13)

10.21	Profit Interest Agreement, dated February 2, 2010 between Well Mount International Limited and Doowell Limited(3)

10.22	Profit Interest Agreement, dated February 2, 2010 between Link Bond International Limited and Champion Lion Limited(3)

10.23	Profit Interest Agreement, dated February 2, 2010 between Foxhill Group limited and Iao Pou Gaming Promotion Limited(3)

10.24	Profit Interest Agreement, dated February 2, 2010 between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Company Limited(3)

10.25	Form of Share Purchase Agreement (included Exhibit 10.1 to the Report of Foreign Issuer on Form 6-K filed on January 29, 2010 and incorporated herein by reference)

10.26	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Chien Lee(1)

10.27	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Sylvia Lee(2)

10.28	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Michael Zhang(2)

10.29	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and registrant(1)

10.30	Form of Stock Escrow Agreement between registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders(1)

10.31	Form of Letter Agreement between registrant and CS Capital USA, LLC regarding administrative support(2)

10.32	Form of Registration Rights Agreement among registrant and the Initial Shareholders(2)

10.33	Form of Subscription Agreement among registrant, EarlyBirdCapital, Inc., Graubard Miller and each of CS Capital USA, LLC, Bill Haus, James Preissler, Peter Li and William B. Heyn(1)

10.34	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Bill Haus(1)

10.35	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Jim Preissler(1)

10.36	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Peter Li(1)

10.37	Letter Agreement among registrant, EarlyBirdCapital, Inc. and William B. Heyn(1)

10.38	Form of Indemnification Agreement between registrant and, separately, each of its directors and executive officers(6)

Exhibit No.	Description
10.39	Loan Agreement and Guaranty dated as of February 2, 2010 between Lam Man Pou and Vong Hon Kun and AGRL(6)

10.40	Form of Amendment to Profit Interest Agreements(6)

10.41	Convertible Term Note issued by the Company to Lam Man Pou dated April 18, 2011(8)

10.42	Convertible Term Note issued by the Company to Vong Hon Kun dated April 18, 2011(8)

10.43	Lock-up Agreement by and among the Company and Lam Man Pou dated April 18, 2011(8)

10.44	Lock-up Agreement by and among the Company and Vong Hon Kun dated April 18, 2011(8)

10.45	Lock-up Agreement by and among the Company and Lam Chou In dated April 18, 2011(8)

10.46	Lock-up Agreement by and among the Company and Legend Global International Limited dated April 18, 2011(8)

10.47	Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)(9)

10.48	Star World Hotel and Casino Gaming Promoter Loan Contract dated June 30, 2008 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Lam Man Pou (10)

10.49	Venetian Macau Limited Junket Credit Agreement dated March 29, 2011 by and between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Limited.(10)

10.50	Profit Interest Agreement by and between Super Number and Sang Lung dated as of July 1, 2011(12)

10.51	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Heng Gaming Promotion Company Limited(13)

10.52	Star World Casino Gaming Promoter Loan Contract dated February 9, 2010 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Vong Hon Kun(10)

10.53	Lease, dated September 6, 2011, between AGRL and Hong Yip Service Company Limited(13)

10.54	Employment Agreement, dated April 7, 2010, between the Company and Sylvia Lee(13)

10.55	Employment Agreement, dated September 5, 2012, between the Company and Lei Kam Keong (14)

10.56	Employment Agreement, dated September 5, 2012, between the Company and Lou Kan Kuong (14)

10.57	Non-Exclusive Gaming Promotion Agreement dated February 7, 2011 by and between Bao Li Gaming Promotion Limited and Melco Crown Gaming (Macau) Limited (14)

10.58	Revised Exhibit A dated September 3, 2012 to the Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (14)

10.59	Gaming Promotion Agreement between Starworld Gaming and Sang Heng Gaming Promotion Company Limited (14)

Exhibit No.	Description
10.60	Dealer Manager Agreement, dated as of June 4, 2013, between the Company and Sterne, Agree & Leach, Inc. (15)
10.61	Standby Purchase Agreement, dated as of June 4, 2013, among the Company and the standby purchasers named therein (15)
10.62	Registration Rights Agreement, dated as of June 4, 2013, among the Company and the standby purchasers name therein (15)
10.63	Profit Interest Purchase Agreement dated June 26, 2013 among the company, Mr. Vong Veng Im, and Frontier Champion Limited
10.64	Collaborator Agreement dated January 1, 2014 between Chan Yan Hung and Lam Chou In
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of UHY LLP, independent registered public accounting firm
21.1	Subsidiaries (incorporated by reference to page 41 of this Annual Report on Form 20-F)
99.1	Audit Committee Charter(4)
99.2	Nominating Committee Charter(4)
99.3	Compensation Committee Charter(4)
99.4	Iao Kun Group Holding Company Limited 2011 Omnibus Securities and Incentive Plan (11)
101.1	Interactive Data Files

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

(9)         Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on July 29, 2011.

(10)        Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 31, 2011.

(11)        Filed as Annex A to Exhibit 99.1 to the Report on Form 6-K filed on November 3, 2011.

(12)        Filed as an exhibit to the Company’s Report on Form 6-K filed on August 22, 2011.

(13)        Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on December 31, 2012.

(14)        Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

(15)        Filed as Annex A to Exhibit 99.1 to the Report on Form 6-K filed on June 4, 2013.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED
(FKA ASIA ENTERTAINMENT & RESOURCES LTD.)

CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations and Comprehensive Income	F-4

Consolidated Statements of Changes in Stockholders’ Equity	F-5 – F-6

Consolidated Statements of Cash Flows	F-7

Notes to the Consolidated Financial Statements	F-8 – F-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Iao Kun Group Holding Company Limited (F/K/A AERL)

We have audited the accompanying consolidated balance sheets of Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries (the “Company”) as of December 31, 2013, and 2012, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries as of December 31, 2013, and 2012, and the results of their consolidated operations and their cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2014, expressed an unqualified opinion.

/s/ UHY LLP

New York, New York

April 30, 2014

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2012

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$7,563,097	$20,644,296
Accounts Receivable, Net	5,182,352	2,480,961
Markers Receivable	242,350,301	241,706,663
Prepaid Expenses and Other Assets	502,017	303,570
Total Current Assets	255,597,767	265,135,490

Intangible Assets (net of accumulated amortization of $25,739,786 and $12,553,039 at December 31, 2013 and 2012, respectively)	138,336,945	94,451,063
Goodwill	17,754,136	17,037,761
Property and Equipment (net of accumulated depreciation of $38,654 and $14,366 at December 31, 2013 and 2012, respectively)	116,419	13,698
Deferred Offering Costs	-	807,401
Other Assets	23,423	21,592
TOTAL ASSETS	$411,828,690	$377,467,005

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$42,670,573	$34,799,982
Accrued Expenses	15,701,756	14,091,723
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	16,837,500	-
King's Gaming Acquisition-Contingent Purchase Price Obligation	9,000,000	9,000,000
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	21,650,051	-
Loan Payable, Shareholders, current	5,809,075	2,214,078
Total Current Liabilities	111,668,955	60,105,783

Loan Payable, Shareholders	-	60,000,000
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	16,189,550	32,294,981
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	14,878,218	-
King's Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	9,000,000
Total Liabilities	142,736,723	161,400,764

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 59,306,824 issued and outstanding at December 31, 2013, and Authorized 200,000,000 shares; 41,177,217 issued and outstanding at December 31, 2012, respectively.	5,930	4,118
Additional Paid-in Capital	126,329,321	69,670,922
Retained Earnings	142,270,385	145,828,260
Accumulated Comprehensive Income	486,331	562,941
Total Shareholders' Equity	269,091,967	216,066,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$411,828,690	$377,467,005

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2013	2012	2011
Revenue from VIP Gaming Operations	$236,850,159	$236,300,623	$250,575,452
Total Revenues	236,850,159	236,300,623	250,575,452

Expenses
- Commission to Junket Agents	182,639,067	154,569,837	155,968,504
- Selling, General and Administrative Expenses	21,485,944	18,340,972	16,550,387
- Special Rolling Tax	1,704,851	1,815,034	1,993,208
- Amortization of Intangible Assets	13,187,006	6,622,238	5,058,204
Total Expenses	219,016,868	181,348,081	179,570,303

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	17,833,291	54,952,542	71,005,149

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li and Oriental	(12,445,789)	15,166,700	6,248,361
Net Income Attributable to Ordinary Shareholders	5,387,502	70,119,242	77,253,510

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	(76,610)	669,109	(64,634)
Total Comprehensive Income	$5,310,892	$70,788,351	$77,188,876

Net Income Per Share
Basic	$0.10	$1.53	$1.91
Diluted	$0.10	$1.53	$1.85
Weighted Average Shares Outstanding
Basic	53,030,405	45,752,743	40,398,512
Diluted	53,210,572	45,752,922	41,825,173

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012, AND 2011

			Additional		Accumulated	Total
	Ordinary Shares		Paid-In	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income	Equity

Balances, January 1, 2011	22,544,064	$2,255	$52,581,098	$32,936,819	$(41,534)	$85,478,638

Incentive shares issued for 2010 net income target treated as dividend	12,050,000	1,205	-	(1,205)	-	-

Incentive shares issued for filing of 2010 Form 20-F treated as dividend	4,210,000	421	-	(421)	-	-

Dividend paid	-	-	-	(3,880,406)	-	(3,880,406)

Net income	-	-	-	77,253,510	-	77,253,510

Foreign currency translation adjustment	-	-	-	-	(64,634)	(64,634)

Balances, December 31, 2011	38,804,064	$3,881	$52,581,098	$106,308,297	$(106,168)	$158,787,108

Dividend paid	-	-	-	(12,622,128)	-	(12,622,128)

Ordinary shares repurchased and retired	(1,300,247)	(130)	(4,290,560)	-	-	(4,290,690)

Incentive shares issued for AGRL's 2011 net income target treated as dividend	3,103,000	310	17,976,841	(17,977,151)	-	-

Incentive shares issued for King's Gaming 2011 net income target	520,000	52	3,057,548	-	-	3,057,600

Director shares issued for compensation	50,400	5	345,995	-	-	346,000

Net income	-	-	-	70,119,242	-	70,119,242

Foreign currency translation adjustment	-	-	-	-	669,109	669,109

Balances, December 31, 2012	41,177,217	$4,118	$69,670,922	$145,828,260	$562,941	$216,066,241

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012, AND 2011

			Additional		Accumulated	Total
	Ordinary Shares		Paid-In	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income	Equity

Ordinary shares repurchased and retired	(1,458,953)	(146)	(5,024,614)	-	-	(5,024,760)

Ordinary shares issued for cash at $3.00 per share- rights offering	9,784,950	978	29,353,872	-	-	29,354,850

Ordinary shares issued for repayment of shareholders loan	9,743,000	974	34,196,956	-	-	34,197,930

Rights offering costs for issuance of ordinary shares	-	-	(2,067,809)	-	-	(2,067,809)

Director shares issued for compensation	60,610	6	199,994	-	-	200,000

Dividend paid	-	-	-	(8,945,377)	-	(8,945,377)

Net income	-	-	-	5,387,502	-	5,387,502

Foreign currency translation adjustment	-	-	-	-	(76,610)	(76,610)

Balances, December 31, 2013	59,306,824	$5,930	$126,329,321	$142,270,385	$486,331	$269,091,967

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,387,502	$70,119,242	$77,253,510

Adjustments to reconcile net income to net cash provided by operating activities

Amortization of intangible assets	13,187,006	6,622,238	5,058,204
Change in fair value of contingent purchase price obligation for the acquisition of King's Gaming, Bao Li Gaming and Oriental	12,445,789	(15,166,700)	(6,248,361)
Depreciation	24,284	13,250	1,101
Change in assets and liabilities
Accounts Receivable	(2,701,407)	(1,088,951)	9,557,858
Markers Receivable	(740,005)	(639,414)	(119,933,203)
Prepaid Expenses and Other Assets	(200,340)	(9,211)	(161,770)
Deferred Offering Costs Expensed	806,786	-	-
Lines of Credit Payable	7,881,658	(11,641,406)	34,413,426
Accrued Expenses	1,815,085	(1,780,943)	5,339,744
Net cash provided by operating activities	37,906,358	46,428,105	5,280,509

CASH FLOW FROM INVESTING ACTIVITIES

Cash paid for Oriental VIP Room acquisition	(20,000,000)	-	-
Cash paid for Bao Li Gaming acquisition	-	(15,146,032)	-
Purchase of property and equipment	(126,974)	-	(27,956)
Net cash used in investing activities	(20,126,974)	(15,146,032)	(27,956)

CASH FLOW FROM FINANCING ACTIVITIES

Contingent consideration paid for King's Gaming acquisition	(9,000,000)	(9,000,000)	-
Contingent consideration paid for Bao Li Gaming acquisition	(13,000,000)	-	-
Cash paid for shares repurchased	(5,024,760)	(4,290,690)	-
Payment of deferred offering costs	-	(806,745)	-
Professional fee payment for rights offering	(2,067,809)	-	-
Proceeds from issuance of ordinary shares	29,354,850	-	-
Proceeds from shareholder loans	3,640,223	-	1,574,644
Repayment of shareholder loans	(25,802,070)	(671,071)	-
Dividend paid	(8,945,377)	(12,622,128)	(3,880,406)
Net cash provided by (used in) financing activities	(30,844,943)	(27,390,634)	(2,305,762)

Net (decrease) increase in cash and cash equivalents	(13,065,559)	3,891,439	2,946,791

Effect of foreign currency translation on cash	(15,640)	34,292	(71,848)

Cash and cash equivalents at beginning of period	20,644,296	16,718,565	13,843,622

Cash and cash equivalents at end of period	$7,563,097	$20,644,296	$16,718,565

Non-cash Investing Activities
Estimated contingent purchase price-Oriental VIP Room	$37,816,791	$-	$-
Estimated contingent purchase price- Bao Li Gaming	$-	$32,294,981	$-

Non-cash Financing Activities
Ordinary shares issued for repayment of debt	$34,197,930	$-	$-
Incentive shares issued for 2011 net income target	$-	$17,977,151	$-
Incentive shares issued for King's Gaming 2011 net income target and relieved from contingent consideration	$-	$3,057,600	$-
Director shares issued for compensation	$200,000	$346,000	$-
Notes issued for shareholder loans	$-	$-	$60,000,000

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Note 1 – Organization and Business of Companies

Iao Kun Group Holding Company Limited (formerly Asia Entertainment & Resources Ltd. and formerly CS China Acquisition Corp.) ("Iao Kun" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”). On September 30, 2013, the Company changed its name from Asia Entertainment & Resources Ltd (“AERL”). The decision to change the name of the Company was to increase the Company’s brand name in Macau.

On October 6, 2009, Iao Kun entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries, (collectively “AGRL”) and Spring Fortune Investments Ltd. (“Spring Fortune”) that provided for the acquisition by Iao Kun from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of Iao Kun, as discussed in Note 9.

Upon the closing of the acquisition of AGRL by Iao Kun, the Promoter Companies became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promotion Entities through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

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

Frontier Champion Limited ("Frontier Champion"), a subsidiary of AGRL, was incorporated on May 28, 2013.  The main asset of Frontier Champion is the right to 100% of the profit derived by the Collaborator from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau, pursuant to a profit interest agreement between Frontier Champion and the Collaborator effective July 1, 2013.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

On June 26, 2013, the Company entered into an agreement to acquire the right to 100% of the profits derived by the Collaborator from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau as discussed in Note 12. Vong Veng Im functions as a Collaborator for the licensed gaming promoter of the VIP gaming rooms at Le Royal Arc Casino in Macau. According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and register with the Gaming Inspection and Coordination Bureau of the Macau SAR.

Currently, Macau laws do not allow corporate entities, such as Iao Kun, to directly operate a gaming promotion business in Macau.   Consequently, Iao Kun’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies (“Promoter Companies”) and Collaborator (“Vong Veng Im” or “Oriental VIP Room”) (collectively “Promotion Entities”) and for AGRL to exercise effective control over the Promotion Entities.

Management’s determination of the appropriate accounting method with respect to the AGRL VIEs is based on Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 810 “Consolidation of Variable Interest Entities" (“Topic 810”). AGRL consolidates the VIEs because the equity investors in the Promotion Entities do not have the characteristics of a controlling financial interest and Iao Kun through AGRL is the primary beneficiary.

In accordance with FASB ASC Topic 810, the operations of the Promotion Entities are consolidated with those of Iao Kun for all periods subsequent to the closing of the acquisition of AGRL by Iao Kun.

The operations of AGRL's Promotion Entities are based in Macau, and are subject to Macau jurisdiction. The Company operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau. Iao Kun, its subsidiaries (including AGRL) and the Promotion Entities are collectively referred to as the "Group".

VIP Gaming Promoter and Collaborator Agreements

Sang Heng’s Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered into between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on November 1, 2009. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Heng be compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room.

King’s Gaming’s Gaming Representative (VIP Room Promoter) Agreement was entered into in July 2008 between Venetian Macau S.A. and King's Gaming which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September 2009, both parties agreed that King's Gaming should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on November 1, 2009. The agreement automatically renews annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that King’s Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

Sang Lung’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 24, 2011 entered into between Galaxy Casino, S.A., and Sang Lung allowed for Sang Lung to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on July 1, 2011. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Lung be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Bao Li’s Gaming Promoter Agreement dated as of February 7, 2011 entered into between Melco Crown Gaming (Macau) Limited and Bao Li Gaming which allowed for Bao Li Gaming to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement automatically renews annually. As a matter of convenience and to maintain flexibility in remuneration methods, the Company also entered into an agreement with Melco Crown Gaming (Macau) Limited to share in the casino’s VIP gaming room wins/losses from the players recruited by the Company. Either the Gaming Promoter or the Casino Operator may adjust these arrangements with adequate notice and agreement by both parties to the arrangement. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Bao Li Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

The Collaborator Agreement dated December 17, 2012 entered into between the licensed gaming promoter of Le Royal Arc Casino and Vong Veng Im as Collaborator allows the Collaborator to be compensated based upon a mutually agreed-upon percentage of the win/losses of the Oriental VIP Room at the Le Royal Arc Casino.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The operations of the Promotion Entities are consolidated with those of AGRL and its wholly owned subsidiaries and Iao Kun as of December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011. Intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end of the Company is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price due for the King's Gaming, Bao Li Gaming and the Oriental VIP Room acquisitions in these consolidated financial statements. Actual results could vary from those estimates.

Revenue Recognition

Revenue from VIP gaming room promotion operations is recorded monthly based upon the Promotion Entities’ share of the net gaming wins/losses or as a percentage of non-negotiable chips exchanged in VIP gaming rooms. The amounts due to the Promotion Entities are calculated and reported by the Casino Operators and the Promotion Entities on a monthly basis, usually within two days of the month end.

Additionally, the Promotion Entities earn revenues based upon percentages of non-negotiable chips exchanged in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to players and is included in gross revenues.  These revenues are included in revenue from VIP gaming room promotion operations in the accompanying consolidated statements of operations.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of the rolling chip volume regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.  The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters and Casino Operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of the rolling chip turnover.  The Sang Lung and King’s Gaming arrangements were also based on 1.25% of the rolling chip turnover.  Management believed that this change in the revenue structure had reduced the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses.  The fixed commission revenues were based only on the amount of the rolling chip turnover, rather than the win/loss of the gaming operations.  Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $17,048,596,000, $18,149,348,000 and $19,931,385,000 during the years ended December 31, 2013, 2012 and 2011, respectively.

On August 1, 2012, the Company announced that, beginning on September 1, 2012, it would be changing its remuneration model from a fixed commission model of 1.25% of the rolling chip turnover to a revenue sharing model. The decision to change from the fixed commission model to the revenue sharing model was made as a result of the Company’s expansion into four VIP gaming rooms with the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a program for junket agents who purchase non-negotiable chips in cash from the Promotion Entities (“super agent”), allowing the super agent to assume some of the risk of gaming losses or receive increased commissions as a result of gaming wins. Win rate was 2.98%, 3.03% and 2.77% during the years ended December 31, 2013, 2012 and 2011, respectively. The win rate is the percentage of rolling chip turnover exchanged in the VIP gaming room that is won by the casino (gross wins and losses divided by rolling chip turnover).

VIP Gaming Room Cage and Marker Accounting

In the VIP gaming rooms, VIP gaming patrons primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the VIP gaming patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commission.  The exchange of the non-negotiable chips by the VIP gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

A VIP gaming patron can be a player, a junket agent or a super agent. Whoever signs on the marker and takes delivery of the non-negotiable chips at the casino cage and carries them over to the game table is the borrower. It is also common practice that the VIP gaming patron taking delivery of the non-negotiable chips shares the chips with other VIP gaming patrons for the purpose of achieving a higher rolling volume (if the VIP gaming patron is a junket agent, they are entitled to receive commission even when the non-negotiable chips are wagered by third parties acquainted with them) without receiving immediate payment in cash for the non-negotiable chips. Under Macau law, licensed gaming promoters are permitted to extend credit to VIP gaming patrons creating a civil obligation to pay. This credit is typically unsecured but is generally offset by the commissions payable to a junket agent.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

The Group, through the Promotion Entities, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of markers receivable from foreign junket agents is affected by a number of factors including changes in economic conditions in the junket agents’ home countries. As of December 31, 2013 and 2012, markers receivable amounted to $242,350,301and $241,706,663, respectively.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau and Hong Kong. To the extent that junket agents of the Group, through the Promotion Entities, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	December 31, 2013	% of total markers receivable	December 31, 2012	% of total markers receivable
PRC
0-30 days	$53,574,330		$40,749,342
31-60 days	30,406,634		28,065,490
61-90 days	7,011,955		26,651,442
Greater than 90 days	2,185,997		4,012,489
Total	$93,178,916	38%	$99,478,763	41%

The Group regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition of AGRL by Iao Kun, Messrs. Lam and Vong guaranteed all markers receivable in the Company’s VIP gaming rooms. The guarantees by Messrs. Lam and Vong do not cover markers receivable attributable to the junket agent networks of Mr. Mok, Mr. Lou and Mr. Lei or Mr. Vong as described below. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. Upon the acquisition of King’s Gaming, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms. Upon the acquisition of Bao Li Gaming, Mr. Lou and Mr. Lei guaranteed the collection of all markers receivable attributable to them and their network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015. Upon the acquisition of the Oriental VIP room, Mr. Vong Veng Im guaranteed the collection of all markers receivable attributable to the Collaborator and his network of junket agents at both the Oriental VIP Room existing and the Company’s existing and future VIP gaming rooms through June 30, 2016. Therefore, as of December 31, 2013 and 2012, management believes that an allowance for uncollectible markers receivable is not necessary.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Deferred Offering Cost

Deferred offering costs, consisting of legal, accounting and filing fees relating to a proposed offering of Ordinary Shares on the Hong Kong Stock Exchange were capitalized. Deferred offering costs, totaling $1,703,186 were expensed to selling, general and administrative expenses based upon management’s decision to not offer new Ordinary Shares as part of its planned listing on the Hong Kong Stock Exchange. Therefore, the balance of deferred offering cost was zero as of December 31, 2013.

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

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, lines of credit payable, accrued expenses, and loan payable to shareholders the carrying values of these financial instruments, other than long-term loan payable to shareholders, approximate their fair value due to their short maturities.  The carrying value of long-term loan payable to shareholders approximates their fair value since they guarantee the markers receivable.  The payables-King’s Gaming, Bao Li and Oriental VIP Room acquisitions were initially recognized for the fair values of the acquisition contingent consideration and are adjusted to the fair value at each subsequent reporting date (see Notes 10, Note 11 and Note12).

At least annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and other information. There were no changes in the valuation techniques during the year ended December 31, 2013, 2012 and 2011. Additional information regarding the valuation technique and inputs used is as follows:

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value
Contingent Consideration	as of 12/31/2013	Valuation Techniques	Unobservable Input	Range

King’s Gaming	$9,000,000	Forecasted Performance, 2014-2020	Chip Turnover Annual Growth	1.9% - 10.0%

		Forecasted Performance, 2014-2020	Operating Income/Chip Turnover	0.14% - 0.16%

		Monte Carlo Method	Average Simulated Share Prices	$2.08- $2.91

Oriental VIP Room	$36,528,269	Forecasted Performance, 2014-June 2016	Chip Turnover Annual Growth	(12.0)% - (16.0%)

		Monte Carlo Method	Average Simulated Share Prices	$2.67- $2.98

Bao-Li Gaming	$33,027,050	Forecasted Performance, 2014-2015	Chip Turnover Annual Growth	5.0% - (60.0%)

		Monte Carlo Method	Average Simulated Share Prices	$2.76- $2.90

 .

Contingent	Fair Value	Valuation
Consideration	as of 12/31/2012	Techniques	Unobservable Input	Range

King’s Gaming	$18,000,000	Forecasted Performance, 2013-2020	Chip Turnover Annual Growth	1.9% - 15.0%

		Forecasted Performance, 2013-2020	Operating Income/Chip Turnover	0.28% - 0.30%

		Monte Carlo Method	Average Simulated Share Prices	$2.95 - $3.38

Bao-Li Gaming	$32,294,981	Forecasted Performance, 2013-2015	Chip Turnover Annual Growth	5.0% - 19.0%

		Monte Carlo Method	Average Simulated Share Prices	$3.06 - $3.09

 The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration for the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions are the forecasted performance results of the operations of King’s Gaming, Bao Li Gaming and Oriental VIP Room and the simulated share prices of the Company’s Ordinary Shares under the Monte Carlo method. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

Earnings Per Share

The calculations of earnings per share are computed as follows for the years ended December 31, :

	2013	2012	2011

Numerator:
Net income attributable to Ordinary Shareholders for basic and diluted earnings per share	$5,387,502	$70,119,242	$77,253,510
Denominator:
Denominator for basic earnings per share
- Weighted-average Ordinary Shares outstanding during the year	53,030,405	45,752,743	40,398,512
Effect of dilutive securities:
- Weighted-average Contingent Ordinary Shares to be Issued for Earnings Incentives	-	-	987,163
- Weighted-average Director shares issued/ issuable	167	179	89
- Weighted average Unit Purchase Option	-	-	439,409
- Bao Li earn out shares	180,000	-	-

Denominator for diluted earnings per share	53,210,572	45,752,922	41,825,173

Basic earnings per share	$0.10	$1.53	$1.91
Diluted earnings per share	$0.10	$1.53	$1.85

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

King’s Gaming did not meet its 2013 Gross Profit Target to exceed $8,860,000 and no incentive shares were issued. Bao Li Gaming met its rolling chip turnover target of $5,000,000,000 and 1,250,000 ordinary shares will be issued during the second quarter of 2014.

AGRL did not achieve the performance target for the year ended December 31, 2012 and no incentive shares were issued. King’s Gaming did not meet its 2012 Gross Profit Target to exceed $7,380,000 and no incentive shares were issued.

In 2011, the Company decided that a portion of the Directors fees and officers remuneration would be paid in Ordinary Shares. The shares are to be issued in January of each year.  A total of 60,610 were issued in July 2013 to satisfy the Company’s obligations for 2012 and have been included in basic and diluted earnings per share based on the weighted average shares for the year ended December 31, 2013. A total of 50,400 shares were issued on April 24, 2012 to satisfy the Company’s obligations for 2011 and 2010 and have been included in basic and diluted earnings per share based on the weighted average shares for the year ended December 31, 2012. A liability of approximately $209,000 and $209,000 is included in accrued expenses at December 31, 2013 and 2012, respectively.

The Company had 1,440,000 dilutive potential Ordinary Shares related to the Underwriter Unit Purchase Option (UPO). The UPO expired on August 10, 2013.

The Company issued one transferable subscription right for each two ordinary shares then owned to stockholders of record on June 3, 2013. Accordingly, as required by FASB ASC Topic 260 “Earnings Per Share” the number of weighted average Ordinary Shares outstanding for basic and diluted earnings per share have been increased retroactively by a factor of 1.081 for all periods presented before June 21, 2013. This factor represents the impact of the bonus element of the rights offering on the Company’s Ordinary Shares, based upon the closing price of the Ordinary Shares immediately prior to the rights trading separately from the Ordinary Shares on June 5, 2013 ($4.07 per share), and the expected proceeds from the rights offering.

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

The following are the useful lives of the respective finite-lived intangible assets:

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Bad Debt Guarantee	3 to 5.5 years	Based upon six months after the expiration of the employment agreement or at the expiration of the employment agreement

Non-Compete agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Profit interest agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Indefinite Useful Life Assets

Goodwill is evaluated for possible impairment by comparing the fair value of a business unit with its carrying value, including the goodwill assigned to that business unit. Fair value of a business unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a business unit is derived from recent market transactions involving merger and acquisition and/or publicly-traded guideline companies deemed broadly similar to the subject business unit. An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value.  Assets with indefinite useful lives are not subject to amortization and are tested for impairment annually or more frequently if events or circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the asset does not exceed the fair value, no impairment is recognized.

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

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the years ended December 31, 2013, 2012 and 2011, the Group incurred advertising costs of $348,384, $158,436 and $100,196, respectively.

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employees, directors and consultants (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.  As of December 31, 2013 and 2012, the Company has accrued compensation costs of approximately $200,000 each year for the value of 60,790 and 60,610 Ordinary Shares for issuance to the Company's directors and key management employees, respectively.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

In December 2011, the shareholders approved the 2011 Omnibus Securities and Incentive Plan (the “Plan”). The purpose of the plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors of, and nonemployee consultants to the Company and its Affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares, as may be best suited to the circumstances of the particular Employee, Director or Consultant. On April 24, 2012, 50,400 Ordinary Shares were issued and on July 3, 2013, 60,610 ordinary shares were issued.

Foreign Currency

The reporting currency of Iao Kun is in the United States dollar ("US $", "$", “Reporting Currency”).  The Group’s functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing on the dates of the transaction.

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

	December 31, 2013	December 31, 2012	December 31, 2011
Period end HK$:US$ exchange rate	$7.75	$7.75	$7.78
Average annual HK$:US$ exchange rate	$7.76	$7.76	$7.78

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

 Income Taxes

Sang Heng, King's Gaming, Bao Li, Iao Pou,Sang Lung and Oriental are not subject to Macau Complimentary tax, because, pursuant to the VIP gaming promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau SAR paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

As Promotion Entities, Sang Heng, King's Gaming, Bao Li, Iao Pou ,Sang Lung and Oriental are subject to a tax on the amount of non-negotiable chips exchanged by VIP gaming patrons in the VIP gaming rooms (“rolling chip turnover”), which is referred to as a “rolling tax”. The rolling tax is deducted and paid by the Casino Operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room and the rolling tax is deducted as an expense in the consolidated statements of operations.

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

The Company has not recorded deferred income taxes applicable to undistributed earnings of Macau VIP rooms because it is the present intention of management to reinvest the undistributed earnings indefinitely in Macau.  Undistributed earnings amounted to approximately $226,897,000and $184,508,000 on December 31, 2013 and 2012, respectively.  If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $27,225,000 and $22,139,000 would have been required at December 31, 2013 and 2012, respectively.  Generally, such earnings become subject to Macau tax upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability on such undistributed earnings.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2013 and 2012, there were no amounts that had been accrued with respect to uncertain tax positions.

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

Note 3 — Accounts Receivable

Accounts receivable consisted of the following:

	December 31,	December 31,
	2013	2012

Gaming revenues receivable	$5,182,352	$2,480,961

As of December 31, 2013, accounts receivable were due from four Casino Operators and one gaming promoter and as of December 31, 2013 were 41%, 33%, 12%, 9% and 5% of total receivables, respectively. As of December 31, 2012, accounts receivable were due from three Casino Operators.  The accounts receivable from the three casinos at December 31, 2012 were 42%, 32% and 26% of total receivables, respectively.

Note 4 — Intangible Assets

Intangible assets as of December 31, 2013 and December 31, 2012 consist of the following:

	Bad Debt Guarantee	Non-Compete Agreement	Profit Interest Agreement	Total
Amortized intangible assets:
Gross carrying amounts
Balance as of January 1, 2012	$465,620	$791,437	$59,629,300	$60,886,357
Acquisition	122,381	723,484	45,016,159	45,862,024
Foreign currency translation	1,718	3,595	250,408	255,721
Balance as of December 31, 2012	589,719	1,518,516	104,895,867	107,004,102
Acquisition	16,881	305,927	56,758,004	57,080,812
Foreign currency translation	(226)	(422)	(7,535)	(8,183)

Balance as of December 31, 2013	606,374	1,824,021	161,646,336	164,076,731

Accumulated amortization
Balance as of January 1, 2012	98,931	76,019	5,727,470	5,902,420
Amortization expense	97,044	89,542	6,435,652	6,622,238
Foreign currency translation	465	369	27,547	28,381
Balance as of December 31, 2012	196,440	165,930	12,190,669	12,553,039
Amortization expense	124,436	159,235	12,903,335	13,187,006
Foreign currency translation	(34)	(9)	(216)	(259)

Balance as of December 31, 2013	320,842	325,156	25,093,788	25,739,786
Total amortized intangible assets	$285,532	$1,498,865	$136,552,548	$138,336,945

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Goodwill
Unamortized intangible assets:
Balance as of January 1, 2012	$14,992,009
Acquisition	1,986,550
Foreign currency translation	59,202
Balance as of December 31, 2012	$17,037,761
Acquisition	722,748
Foreign currency translation	(6,373)

Balance as of December 31, 2013	$17,754,136

Amortization expense for the years ended December 31, 2013, 2012 and 2011 was $13,187,006, $6,622,238 and $5,058,204, respectively.

Estimated amortization expense of intangibles for the next five years and thereafter is as follows:

2014	$16,366,722
2015	16,366,722
2016	16,270,559
2017	16,239,427
2018	16,239,427
Thereafter	56,854,088
$138,336,945

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Note 5 — Property and Equipment

Property and equipment consisted of the following at December 31:

	2013	2012

Office Equipment	$1,506	$1,507
Furniture and Fixtures	4,416	4,417
Leasehold Improvements	22,131	22,140
Motor Vehicles	127,020	-
	155,073	28,064
Less: Accumulated Depreciation	(38,654)	(14,366)
	$116,419	$13,698

Depreciation expense was $24,284, $13,250 and $1,101 for the years ended December 31, 2013, 2012 and 2011, respectively.

Note 6 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	December 31,	December 31,
	2013	2012

Due to Casino Operators	$42,670,573	$34,799,982

 Due to Casino Operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung, King's Gaming and Bao Li Gaming and are interest free and renewable monthly.

The Casino Operators have extended lines of credit totaling approximately $59,325,000 and $59,349,000 as of December 31, 2013 and 2012, respectively.  The lines of credit may be exceeded from time to time at the discretion of the Casino Operators.  The lines of credit for Sang Heng, Sang Lung and King’s Gaming are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.  The line of credit for Bao Li Gaming is guaranteed by Mr. Lou and is secured by his personal check.

Note 7 — Accrued Expenses

Accrued Expenses consist of the following:

	December 31,	December 31,
	2013	2012

Commission payable-the junket agents	$13,806,535	$12,314,860
Management fee payable-related party (Note 14)	619,042	567,684
Management and Directors' compensation	633,385	502,437
Others	642,794	706,742

	$15,701,756	$14,091,723

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Note 8 — Loans Payable, Shareholders

On February 2, 2010, AGRL entered in to an agreement with Messrs. Lam and Vong to provide funding for working capital and to advance funds to the Promoter Companies.  Pursuant to the agreement, the loans will be in an amount not less than $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by Iao Kun), not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  If at any time the balance exceeds the minimum requirement, Messrs. Lam and Vong may request repayment for the excess amount.

In conjunction with the rights offering completed in June 2013 (See Note 13), and the regulatory requirements of the Company’s planned listing of the Company’s Ordinary Shares on the Hong Kong Stock Exchange, the Company repaid $34,197,930 of the balance of the loans provided by Messrs. Lam and Vong. A total of 3,312,620 Ordinary Shares were issued at $4.50 per share and 6,430,380 were issued at $3.00 per share to reduce the outstanding shareholders loan balance. The balance of $25,802,070 was repaid out of the cash proceeds from the rights offering in July 2013. Any remaining balance is expected to be repaid prior to the listing of the Company’s Ordinary Shares on the Hong Kong Stock Exchange.

As of December 31, 2013 and 2012, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $5,809,075 and $62,214,078, respectively.  Messrs. Lam and Vong also guarantee to AGRL the repayment of the loans made by AGRL to the Promoter Companies.  Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL's election, be offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement.

On April 18, 2011, the terms of the loan agreement were amended and the loan amount totaling $60,000,000 ($30,000,000 each to Messrs. Lam and Vong) was fixed, non-interest bearing and due on April 18, 2014.   In conjunction with the loan amendment, the loans are convertible at the option of the lenders at a rate of $20 per Ordinary Share or an aggregate of 3,000,000 Ordinary Shares.  Additionally, should the closing price of the Ordinary Shares as reported by the Nasdaq Stock Market for any ten (10) consecutive Trading Days following the date of amendment equals or exceeds $25, the Company shall have the right to convert all of the loans at a rate of $20 per Ordinary Shares, or an aggregate of 3,000,000 Ordinary Shares.  As a result of the loan repayments, the loans are no longer convertible under these terms.

Note 9 — Acquisition of AGRL

On October 6, 2009, Iao Kun entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with AGRL and Spring Fortune that provided for the acquisition by Iao Kun from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of Iao Kun.

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Additionally, the Company issued 4,210,000 shares as a result of the filing of Form 20-F for the fiscal year ended December 31, 2010 in May of 2011.  The shares are considered to be issued as part of the merger and therefore have been treated as issued for no additional cost or compensation.  The issuance is treated as an increase to Ordinary Shares and a decrease to Retained Earnings of $421 to reflect the par value of the Ordinary Shares.  The Company considered indicators to determine if the contingent payments as a result of the reverse merger between AGRL and Iao Kun constituted a form of additional compensation to/or profit sharing with the sellers and concluded they are not to be treated as additional compensation or profit sharing.

AGRL did not achieve the performance target for the year ended December 31, 2012 and no incentive shares were issued.

Note 10—Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“King’s Gaming Purchase Agreement”) with Mr. Mok  and Mr. Wong (together, the “King’s Gaming Seller”), to acquire the right to 100% of the profit interest derived by King’s Gaming, effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to $36,000,000, of which $9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”) issued at the closing. The balance of $27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming (and shall be the sole property of the Company until paid to the King’s Gaming Seller in accordance with the terms of the King’s Gaming Purchase Agreement) and shall be paid to the Seller in installments of $9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit requirement equal to $6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) $9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the King’s Gaming Purchase Agreement) shall be released and issued to the Seller as follows:

	Gross Profit Target	Earnout/Incentive	Additional
Year	For Earnout/Incentive Shares	Shares	Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

*- For each $1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than $1,000,000.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

For the year ended December 31, 2011, Incentive Shares of 500,000 were earned since King’s Gaming met its 2011 Gross Profit Target exceeding $6,150,000 and earned additional incentive shares of 20,000 by exceeding its Gross Profit Target by over $2,000,000.

King’s Gaming did not meet its 2013 and 2012 Gross Profit Targets and no incentive shares were issued.

 Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the King’s Gaming Purchase Agreement, including, but not limited to any bad debts the Seller network of junket agents may have incurred or may incur in the future.

As of November 10, 2010, the total estimated purchase price of $75,973,890, consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000, and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares, was allocated based on valuations performed to determine the fair values of the acquired assets, as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the year ended December 31, 2013, the Company did not recognize any gains or losses due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements as King’s Gaming only met the minimum Gross Profit requirement of $6,150,000 (the “Minimum Gross Profit Requirement”) but not the Gross Profit Target for 2013 and no ordinary shares are expected to be issued. During the year ended December 31, 2012, the Company recognized a gain of $14,612,297, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of January 1, 2012	$44,550,585
Cash Consideration Paid	(9,000,000)
Ordinary Shares Issued	(3,057,600)
Change in Fair Value of Contingent Consideration	(14,612,297)
Foreign Currency Translation Adjustment	119,312
Contingent Consideration as of December 31, 2012	$18,000,000
Cash Consideration Paid	(9,000,000)
Ordinary Shares Issued	-
Change in Fair Value of Contingent Consideration	-
Foreign Currency Translation Adjustment	-
Contingent Consideration Payable as of December 31, 2013	$9,000,000

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its former location at the Venetian Hotel and Casino on Cotai in Macau (now located at the Sands Cotai Central Casino). Additional factors include the synergies between the operations of King's Gaming and the operations of Sang Heng, Sang Lung, Bao Li and Oriental VIP Room, including the expanded network of junket agents and the ability to offer higher tier VIP playerss the opportunity to play at either a high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

Note 11—Acquisition of Bao Li Gaming Promotion Limited

On September 12, 2012, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Bao Li Purchase Agreement”) with Mr. Lou  and Mr. Lei (together, the “Bao Li Seller”), to acquire the right to 100% of the profit derived by Bao Li Gaming, effective September 1, 2012, from the promotion of the VIP gaming room at the City of Dreams Hotel and Casino in Macau for an aggregate amount of $15,000,000, of which $7,500,000 was paid upon the satisfaction of all conditions to closing and $7,500,000 paid at the closing (the “Purchase Price”). Additionally, the Company reimbursed the Seller approximately $146,026 for cash and incentive receivables acquired.

For purposes of the Bao Li Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Bao Li Seller’s network of junket agents purchases from Bao Li Gaming’s and the Company’s VIP gaming rooms attributable to the Bao Li Seller’s network of junket agents at Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to issue to the Bao Li Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three years following the closing date (the “Base Earnout Payment”), (ii) and additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three years following the closing date are exceeded, in increments of $25,000,000 (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip Turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Bao Li Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Bao Li Seller will not be entitled to receive any earnout payments.

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the Bao Li Purchase Agreement) shall be released and issued to the Bao Li Seller as follows:

	Rolling Chip Turnover Target
Year	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
2013	$2,500,000,000	$13,000,000	625,000	*
2014	$2,500,000,000	$13,000,000	625,000	*
2015	$2,500,000,000	$13,000,000	625,000	*

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

*- For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares will be issued.

Additionally, Mr. Lou and Mr. Lei have agreed to provide personal guarantees, through December 31, 2015 providing for the guaranty of all obligations of Bao Li Gaming and the Seller pursuant to the Bao Li Purchase Agreement, including, but not limited to any bad debts the Bao Li Seller network of junket agents may have incurred or may incur in the future.

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

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $33,027,050 and $32,294,981 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at December 31, 2013 and December 31, 2012, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the years ended December 31, 2013 and 2012, the Company recognized a loss of $13,744,041 and a gain of $554,403, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

Bao Li achieved the minimum rolling chip target for 2013 in May of 2013. As a result the Company paid the Bao Li Seller $13,000,000 in August 2013 and will issue 625,000 Ordinary Shares in the second quarter of 2014. Additionally, Bao Li reached the incremental earn out rolling chip target for 2013 and will be paid an additional $13,000,000 and will be issued an additional 625,000 Ordinary Shares in the second quarter of 2014.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of September 12, 2012	$32,861,094
Change in Fair Value of Contingent Consideration	(554,403)
Foreign Currency Translation Adjustment	(11,710)
Contingent Consideration as of December 31, 2012	$32,294,981
Payment	(13,000,000)
Ordinary Shares Issued	-
Change in Fair Value of Contingent Consideration	13,744,041
Foreign Currency Translation Adjustment	(11,972)
Contingent Consideration Payable as of December 31, 2013	$33,027,050

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the City of Dreams Hotel and Casino in Macau. Additional factors include the synergies between the operations of Bao Li Gaming and the operations of Sang Heng, Sang Lung, King’s Gaming and Oriental VIP Room, including the expanded network of junket agents and the ability to offer higher tier VIP players the opportunity to play at another high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of Bao Li Gaming:

Years Ended December 31,	Total Contingent Consideration

2014	$16,837,500
2015	16,189,550
$33,027,050

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

Management determined that the acquisition of the operations of Bao Li from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau would allow the Company to rapidly expand its operations and network of junket agents and appeal to a wider number of players which may increase revenues at the Company's other VIP gaming rooms.

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

The following pro forma consolidated statements of operations have been prepared assuming that the acquisition of Bao Li occurred on January 1 of each of the years presented.

	Pro Forma Consolidated For the Year Ended December 31, 2012	Pro Forma Consolidated For the Year Ended December 31, 2011
Revenue	$245,660,873	$268,394,076
Expenses	176,972,496	190,787,979
Pro Forma Net Income Attributable To Ordinary Shareholders	$68,688,377	$77,606,097
Pro Forma Net Income Per Share
Basic	$1.50	$1.92
Diluted	$1.50	$1.86
Weighted average shares outstanding
Basic	45,752,743	40,398,512
Diluted	45,752,922	41,825,173

The pro forma summary information presented above reflects additional amortization expense of $3,125,472 and $4,688,208 for the years ended December 31, 2012 and 2011, respectively, as well as additional salaries expenses pursuant to the employment agreements of $216,000 and $324,000 for the years ended December 31, 2012 and 2011, respectively. Bao Li commenced operations during the year ended December 31, 2011.

Note 12 — Acquisition of the Oriental VIP Room

On June 26, 2013, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Oriental VIP Room Purchase Agreement”) with Mr. Vong Veng Im (the “Oriental VIP Room Seller”), to acquire the right to 100% of the profit derived from the operations, effective July 1, 2013, from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau for an aggregate amount of $20,000,000 in cash, of which $10,000,000 was paid at the closing and $10,000,000 was paid at a subsequent closing (the “Purchase Price”), upon the completion of certain conditions. Mr. Vong is a collaborator for the gaming promoter license holder at the Le Royal Arc Casino.

For purposes of the Oriental VIP Room Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Oriental VIP Room Seller’s network of junket agents purchases from Oriental VIP Room’s and the Company’s VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to pay and issue to the Oriental VIP Room Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three 12 month periods ending June 30, 2014, 2015 and 2016 following the closing date (the “Base Earnout Payment”), (ii) and additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three 12 month periods ending June 30, 2014, 2015 and 2016 following the closing date are exceeded, in increments of $25,000,000 (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip Turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Oriental VIP Room Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Oriental VIP Room Seller will not be entitled to receive any earnout payments. If the Oriental VIP Room Seller achieves an aggregate Rolling Chip Turnover of at least $15,000,000,000 for the 36 month period ending June 30, 2016, the Company shall pay an additional $2,500,000 for every $1,000,000,000 of rolling chip turnover in excess of $15,000,000,000 up to a maximum of $12,500,000.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the Oriental VIP Room Purchase Agreement) shall be released and issued to the Oriental VIP Room Seller as follows:

	Rolling Chip Turnover Target
12 Month Period	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
June 30, 2014	$2,500,000,000	$13,000,000	625,000	*
June 30, 2015	$2,500,000,000	$13,000,000	625,000	*
June 30, 2016	$2,500,000,000	$13,000,000	625,000	*

*- For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares. In addition, an aggregate rolling chip turnover of at least $15,000,000,000 for the 36 month period ending June 30, 2016 the Company shall pay an additional $2,500,000 for every $1,000,000,000 of rolling chip turnover in excess of $15,000,000,000 up to a maximum of $12,500,000.

Additionally, Mr. Vong Veng Im has agreed to provide a personal guarantee, through June 30, 2016 providing for the guaranty of all obligations of Oriental VIP Room and the Oriental VIP Room Seller pursuant to the Oriental VIP Room Purchase Agreement, including, but not limited to any bad debts the Oriental VIP Room Seller network of junket agents may have incurred or may incur in the future.

As of June 26, 2013, the total estimated purchase price of $57,803,560 consisting of $10,000,000 in cash, and estimated contingent consideration of $47,803,560 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Bad Debt Guarantee	$16,881
Non-Compete agreement	305,927
Profit interest agreement	56,758,004
Goodwill	722,748

Total Estimated Purchase Price	$57,803,560

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $36,528,269 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at December 31, 2013. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the year ended December 31, 2013, the Company recognized a gain of $1,298,252 due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of June 26, 2013	$47,803,560
Payment	(10,000,000)
Ordinary Shares Issued	-
Change in Fair Value of Contingent Consideration	(1,298,252)
Foreign Currency Translation Adjustment	22,961
Contingent Consideration Payable as of December 31, 2013	$36,528,269

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the Le Royal Arc Casino in Macau. Additional factors include the synergies between the operations of the Oriental VIP Room and the operations of Sang Heng, Sang Lung, Bao Li Gaming and King’s Gaming, including the expanded network of junket agents and the ability to offer higher tier players the opportunity to play at another high end luxury downtown Macau location or a high end luxury Cotai location. These factors do not qualify for separate recognition in the overall purchase price allocation. Total acquisition costs which have been expensed, amounting to approximately $1,252,000.

Management determined that the acquisition of the operations of Oriental VIP Room at the Le Royal Arc Casino in Macau would allow the Company to expand its operations in downtown Macau and appeal to a wider number of players. Prior to the acquisition, the Company's had only one VIP gaming room in downtown Macau. Additionally, the acquisition of the operations of Oriental VIP Room brought an additional network of junket agents and collaborators that may increase revenues at the Company's Macau VIP rooms.

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of the Oriental VIP Room:

Years Ended December 31,	Total Contingent Consideration

2013	$21,650,051
2014	14,878,218
$36,528,269

The following is a summary of revenues, expenses and net income of Oriental VIP Room since the effective acquisition date (July 1, 2013) included in the consolidated results of operations for the Company during the year ended December 31, 2013:

Revenues	$9,511,291
Expenses	(10,477,592)
Net Income Attributable To Oriental VIP Room	$(966,301)

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

The following pro forma consolidated statements of operations have been prepared assuming that the acquisition of Oriental VIP Room occurred on January 1 of each of the years presented.

	Pro Forma	Pro Forma	Pro Forma
	Consolidated	Consolidated	Consolidated
	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December	December	December
	31, 2013	31, 2012	31, 2011
Revenue	$242,775,634	$250,471,881	$287,328,566
Expenses	242,079,136	188,319,635	214,266,663
Pro Forma Net Income Attributable To Ordinary Shareholders	$696,498	$62,152,246	$73,061,903
Pro Forma Net Income Per Share
Basic	$0.01	$1.36	$1.81
Diluted	$0.01	$1.36	$1.75
Weighted average shares outstanding
Basic	53,030,405	45,752,743	40,398,512
Diluted	53,210,572	45,752,922	41,825,173

Note 13 — Shareholders’ Equity

Ordinary Shares

Iao Kun is authorized to issue 500,000,000 Ordinary Shares, par value $.0001.  The authorized Ordinary Shares was increased from 200,000,000 to 500,000,000 as a result of a shareholder vote on September 24, 2013. The Company issued 12,050,000 and 4,210,000 ordinary shares related to achieving earnings targets in 2010 following the filing of Form 20-F during the second quarter of 2011 and issued 3,103,000 and 520,000 ordinary shares related to AGRL achieving earnings targets in 2011 following the filing of the Annual Report on Form 20-F during the second quarter of 2012. AGRL did not achieve its performance targets for the year ended December 31, 2012, and King’s Gaming did not meet its Gross Profit Target for the year ended December 31, 2012 or 2013, and therefore no shares for achieving those performance targets will be issued.  The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Rights Offering

The Company issued one transferable subscription right for each two ordinary shares then owned to stockholders of record on June 3, 2013. The rights entitled rights holders to subscribe for an aggregate of up to 20,225,582 ordinary shares. The subscription price was $3 per ordinary share to be exercised. As a result of a standby purchase agreement with certain persons, including Lam Man Pou, Vong Hon Kun, Lam Chou In, Zheng An Ting, So Kam Tai, Au Chun Yin, Chan Fok Hoi, Chan Kai Ian, Sin Kam Chan, Leong Wai Meng and Cheung Mee Mo (the “Standby Purchasers”), whereby the Standby Purchasers have agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price the Company would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. Messrs. Lam and Vong agreed to purchase approximately 34% of the shares sold pursuant to the standby purchase for an exercise price not less than the closing price of Iao Kun’s Ordinary Shares on May 24, 2013, which was $4.37 per share, at a premium to the exercise price of the rights ($ 3.00 per share). On June 21, 2013, the subscription period for the rights offering expired and on June 28, 2013, the Company instructed its transfer agent to issue a total of 19,527,950 ordinary shares. The Company incurred offering costs of $2,067,809, which have been recorded as a reduction of Additional Paid in Capital.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Weighted average basic and diluted ordinary shares and net income per share for 2012 and 2011 as originally reported and as adjusted for the bonus element were as follows:

For the year ended December 31, 2012
	As Originally Reported	As Adjusted	Effect of Change

Weighted average basic shares outstanding	42,324,462	45,752,743	3,428,281
Weighted average diluted shares outstanding	42,324,628	45,752,922	3,428,294
Net income per weighted average basic share	$1.66	$1.53	$(0.13)
Net income per weighted average diluted share	$1.66	$1.53	$(0.13)

For the year ended December 31, 2011
	As Originally Reported	As Adjusted	Effect of Change

Weighted average basic shares outstanding	37,371,426	40,398,512	3,027,086
Weighted average diluted shares outstanding	38,691,186	41,825,173	3,133,987
Net income per weighted average basic share	$2.07	$1.91	$(0.16)
Net income per weighted average diluted share	$2.00	$1.85	$(0.15)

Directors Compensation

All of the Company’s directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the years ended December 31, 2013, 2012 and 2011 were $497,000, $497,000 and $479,962, respectively.

Warrants

As of December 31, 2013 and 2012, there are no warrants outstanding from Iao Kun’s initial public offering ("IPO"), with the exception of the warrants issuable upon the exercise of the underwriter unit purchase option as below.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

			Weighted	Average
	Warrants		Average	Remaining
	Outstanding	Warrants	Exercise	Contractual
	(A)	Exercisable	Price	Life
Outstanding January 1, 2012	1,440,000	1,440,000	$5.64	1.5 years
Granted	-	-	-	-
Redeemed	-	-	-	-
Exercised	-	-	-	-
Outstanding December 31, 2012	1,440,000	1,440,000	$5.64	.612 years
Granted	-	-	-	-
Redeemed	-	-	-	-
Expired	(1,440,000)	(1,440,000)	(5.64)	-
Exercised	-	-	-	-
Outstanding December 31, 2013	-	-	$-	-

(A)	Represents shares and warrants issuable under the Underwriter Unit Purchase Option of 1,440,000, which expired on August 10, 2013.

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

The Board of Directors has established a share repurchase program, with an expiration date of June 30, 2013 (the “2012 Repurchase Plan”). The 2012 Repurchase Plan authorizes the Company to purchase up to two million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2012, the Company repurchased an aggregate of 1,273,947 Ordinary Shares for an aggregate purchase price of $4,166,483 pursuant to the 2012 Repurchase Plan. During the quarter ended March 31, 2013, the Company purchased the remaining 726,053 Ordinary Shares for an aggregate purchase price of $2,728,912. The Ordinary Shares have been retired and the purchase price was allocated to par value and additional paid in capital. In March 2013, the Board of Directors established a new share repurchase program with an expiration date at any time in the discretion of appropriate company officers (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2013, the Company repurchased an aggregate of 732,900 Ordinary Shares for an aggregate purchase price of $2,295,849 pursuant to the 2013 Repurchase Plan.

Dividend

During June 2011, the Board of Directors authorized a regular cash dividend of $0.10 per outstanding Ordinary Share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s annual financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed fiscal year, less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend. In March 2012, the Board of Directors authorized an increase in the dividend payable after the release of the Company’s 6-month financial statements from $0.10 to $0.12 per outstanding ordinary share. Subsequent to the rights offering, the Board of Directors authorized a proportionate decrease in the dividend payable after the release of the Company’s 6-month financial statements from $0.12 to $0.08 per outstanding ordinary share.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

Payment Date	Amount

September 2, 2011	$3,880,406

April 18, 2012	$7,527,988

August 31, 2012	$5,094,140

April 26, 2013	$4,142,199

September 20, 2013	$4,803,178

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at December 31, 2013 and 2012.

Ordinary Shares Reserved for Future Issuance

At December 31, 2013 and 2012, the Company has reserved 8,288,990 and 6,539,600 shares of its authorized but unissued Ordinary Shares for possible future issuance in connection with the following:

	2013	2012

Officer and Director Shares	88,990	149,600

Underwriter Warrants	-	1,440,000

Contingently Issuable Incentive Shares-King's Gaming	700,000	1,200,000

Contingently Issuable Incentive Shares-Bao Li Gaming	3,750,000	3,750,000

Contingently Issuable Incentive Shares-Oriental VIP Room	3,750,000	-

Total	8,288,990	6,539,600

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Note 14 — Commitments and Contingencies

Employment Agreements

AGRL entered into employment agreements with five executive officers: Mr. Lam (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Mr. Vong (Director), and Lam Chou In (Operating Officer) that became effective upon the closing of the acquisition of AGRL.  Upon the closing of the acquisition of King’s Gaming, Iao Kun has entered into two additional employments contracts with Mr. Mok and Mr. Wong. Upon the closing of the acquisition of Bao Li, the Company entered into employment agreements with Mr. Lou and Mr. Lei. In February 2012, the Board amended the employment contracts with Leong Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun, Ip Ching Wah, Lam Chou In, Mok Chi Hung and Wong Hon Meng effective January 1, 2012 to increase their respective annual salaries. These employment agreements were further amended effective July 1, 2013 to increase annual salaries. Upon the acquisition of the Oriental VIP Room, the Company entered into a 5 year employment agreement with Vong Veng Im. Beginning July 1, 2013, the Company entered into a two year employment agreement with Chien Lee, Chief Strategic Officer. The employment agreements for Mr. Leong and Mr. Li expired in February 2013 and are continuing on the same terms (subject to increases) on a month to month basis.

Annual minimum compensation for the terms of the employment agreements for terms greater than one year, as amended, is as follows:

2014	$1,415,708
2015	789,990
2016	448,000
2017	340,000
2018	62,000
Total	$3,055,698

Each executive is entitled to paid vacation in accordance with AGRL’s policies and other customary benefits. The employment agreements provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees. The agreements with each of Leong Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun and Lam Chou In contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during the years ended December 31, 2013, 2012 and 2011 related to these employment contracts were $1,166,217, $1,063,256 and $775,200, respectively.

Office Lease

The Company has office leases in Hong Kong and Macau for executive offices which expire in September 2015 and April, 2016, respectively.  The Company also rents a storage space on a month to month basis for $1,160 per month. Minimum future lease payments are $76,248, $68,428, and $11,861 for the years ended December 31, 2014, 2015 and 2016, respectively. Rent expense was $83,969, $66,753 and $38,976 for the years ended December 31, 2013, 2012 and 2011, respectively.

Gaming Table Rentals

Starting from August 1, 2013, the Company pays a monthly rental of approximately $425,000 for six gaming tables in its Oriental VIP Room in order to have a greater percentage of revenue sharing, which management believes will be a continuing cost of operating the Oriental VIP Room. Rental expense charged to operations for gaming table rentals was $2,127,193, $0 and $0 for the years ended December 31, 2013, 2012 and 2011,respectively.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Revenue Sharing

Beginning in September 2012, the Company has adopted a new program to allow certain cash basis junket junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent. A total of approximately $1,133,000 was recorded as additional commission expense in January 2014 for participating junket agents based on December 2013 rolling chip turnover. Due to fluctuations in wins and losses as well as the agents’ participation, levels, the total amount of revenues and losses shared as well as their percentage of rolling chip turnover may fluctuate significantly.

Certain Risks and Uncertainties

The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies and the registration of the Collaborator by the licensed gaming promoter.  The tenure of the Promotion Entities acting as gaming promoters and collaborator for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements and Collaborator Agreement.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promotion Entities, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group receives all of their revenue from Casino Operators within the Asia-Pacific Region. If economic conditions in these areas were to decline materially or additional casino licenses to new Casino Operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

Note 15 — Related Party Transactions

Management Agreements

Day-to-day management and operation of the VIP gaming rooms is contracted by the Promotion Entities to Pak Si Management and Consultancy Limited of Macau (“Pak Si”), a related party management company that is responsible for hiring and managing all staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  The agreements renew annually. The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Company and its chief operating officer.

Effective January 1, 2013, the monthly payments were revised for Sang Heng and Sang Lung from $180,000 to $155,000 each, and Bao Li and King’s Gaming remained at a monthly rate of $103,000.

Beginning in July 2013, the Oriental VIP Room entered into a management agreement with Pak Si for $103,000 per month.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Total expenses for Pak Si's services were $6,807,018, $5,966,147 and $5,305,258 during the years ended December 31, 2013, 2012 and 2011, respectively.  Amounts due to Pak Si as of December 31, 2013 and 2012 were $619,042 and $567,684, respectively and have been recorded in accrued expenses.

Entertainment Expense

During the year ended December 31, 2013 the Group’s paid entertainment expense approximately $779,224 for catering and restaurant services to a related party which three directors have the ownership interest in. There was no such transaction in 2012 and 2011.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IAO KUN GROUP Holding Company Limited

April 30, 2014	By:	/s/ Leong Siak Hung
Name: Leong Siak Hung
Title: Chief Executive Officer (Principal Executive Officer)
April 30, 2014	By:	/s/ Raymond Li Chun Ming
Name: Raymond Li Chun Ming
Title: Chief Financial Officer (Principal Financial and Accounting Officer)