Form 20-F
period 2014-12-31
Iao Kun Group Holding Co Ltd
filed 2015-04-14
CIK 1417754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark one)

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

On December 31, 2014, the issuer had 60,452,314 ordinary shares outstanding.

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

All references to Hong Kong Dollar (“HKD$”) are to the legal currency of Hong Kong and all references to “U.S. dollars”, “dollars”, “US$”, “$” are to the legal currency of the United States. This Report contains translations of HKD$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the HKD$ or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or HKD$, as the case may be, at any particular rate or at all. On April 3, 2015, the buying rate announced by the Federal Reserve Statistical Release was HKD$7.7516 to $1.00.

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

The consolidated balance sheets data of Iao Kun Group as of December 31, 2014, December 31, 2013, December 31, 2012, December 31, 2011 and December 31, 2010 and the consolidated statements of operations data and cash flow data for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are derived from the audited consolidated financial statements of Iao Kun Group. The audited consolidated financial statements of Iao Kun Group as of December 31, 2014 and 2013 and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 are included elsewhere in this Annual Report.

The information is only a summary and should be read in conjunction with each of our historical financial statements and related notes and “Operating and Financial Review and Prospects” contained elsewhere herein. The historical results included below and elsewhere in this Annual Report are not indicative of our future performance.

IAO KUN GROUP HOLDING COMPANY LIMITED

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

Statement of Operations Data

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from VIP gaming operations	$233,822,859	$236,850,159	$236,300,623	$250,575,452	$127,036,361
Total expenses	232,982,225	219,016,868	181,348,081	179,570,303	89,740,111
Operating income including pre-acquisition profit	840,634	17,833,291	54,952,542	71,005,149	37,296,250
Prior owners’ interest in pre-acquisition profit	—	—	—	—	(4,329,385)
Operating Income (Loss) Attributable to Ordinary Shareholders before change in fair value of contingent consideration	$840,634	$17,833,291	$54,952,542	$71,005,149	$32,966,865
Change in fair value of contingent consideration for the acquisition of King’s Gaming, Bao Li and Oriental	(60,918,569)	(12,445,789)	15,166,700	6,248,361	—
Net (Loss) Income attributed to ordinary shareholders	(60,077,935)	5,387,502	70,119,242	77,253,510	32,996,865
Other Comprehensive (Loss) Income	65,092	(76,610)	669,109	(64,634)	(41,534)
Total Comprehensive (Loss) Income	$(60,012,843)	$5,310,892	$70,788,351	$77,188,876	$32,925,331
Net (Loss) Income per share attributable to ordinary shareholders (A)
Basic	$(0.99)	$0.10	$1.53	$1.91	$2.15
Diluted	$(0.99)	$0.10	$1.53	$1.85	$1.74
Dividend declared per share	$0.03	$0.18	$0.31	$0.10	$—

(A)	Earnings per share prior to year 2013 have been adjusted to reflect the rights issue accounting.

Balance Sheet Data

	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total Current Assets	$201,573,499	$255,597,767	$265,135,490	$258,382,355	$144,939,466
Total Assets	$341,641,630	$411,828,690	$377,467,005	$328,407,314	$220,058,197
Total Current Liabilities	$83,088,675	$111,668,955	$60,105,783	$77,127,221	$96,557,390
Total Liabilities	$130,382,820	$142,736,723	$161,400,764	$169,620,206	$134,579,559
Total Equity	$211,258,810	$269,091,967	$216,066,241	$158,787,108	$85,478,638

Cash Flow Data

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows provided by (used in) operating activities	$60,601,543	$37,906,358	$46,428,105	$5,280,509	$(76,451,485)
Cash flows used in investing activities	(290,924)	(20,126,974)	(15,146,032)	(27,956)	(9,028,590)
Cash flows (used in) provided by financing activities	(56,929,036)	(30,844,943)	(27,390,634)	(2,305,762)	99,009,722
Net increase (decrease) in cash	$3,381,583	$(13,065,559)	$3,891,439	$2,946,791	$13,529,647

Recent Developments

On February 9, 2015, the Company was notified by the Hong Kong Stock Exchange (the “Stock Exchange”) that based on the information provided to the Stock Exchange that, due to the declining financial performance of the Company, the unpredictability of the Company's revenues, the overall market conditions and the near term industrial outlook in Macau, and certain related party payments made to Pak Si, the Stock Exchange is unable to proceed further with the Company's listing application and the Company has elected to not continue with the application process at this time.

Exchange Rates

The following table sets forth information concerning exchange rates between the HKD$ and the U.S. dollar for the periods indicated. On April 3, 2015, the buying rate announced by Federal Reserve Statistical Release was HKD$7.7516 to $1.00.

	Spot Exchange Rate
	Period	Average
Period	Ended	(1)	Low	High
	(HKD$ per US$1.00)

2010	7.7810	7.7665	7.7515	7.7865
2011	7.7663	7.7793	7.7641	7.7942
2012	7.7508	7.7571	7.7500	7.7689
2013	7.7539	7.7567	7.7506	7.7596
2014	7.7574	7.7544	7.7492	7.7669
2015
January	7.7520	7.7530	7.7503	7.7560
February	7.7550	7.7548	7.7515	7.7582
March	7.7542	7.7579	7.7531	7.7669

Source: Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

Our operations are currently conducted at five VIP gaming rooms in five casinos in Macau that are primarily focused on VIP baccarat. Therefore, we are subject to greater risks than other gaming promoters with more VIP gaming rooms at different geographic locations. For the years ended December 31, 2012 , 2013 and 2014 revenue contributed by our largest VIP Gaming Room, accounted for 53.5%, 38.6% and 37.3% of our total revenue, respectively. If any of the five VIP gaming rooms is not performing as expected or ceases operation due to termination of the Gaming Promoter Agreements or the Collaborator Agreement or any other reason, our business, financial condition and results of operations could be materially and adversely affected. We are also more susceptible to the risk of changing VIP gaming patron tastes or preferences due to the limited scope of our business. Any negative developments in this regard could adversely affect our business, financial condition and results of operations.

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

Our profitability also depends on the proportion of VIP players that are sourced by junket agents compared to direct business players sourced by our management team, as we pay commissions to these junket agents based on the rolling chip turnover of the VIP players sourced by them, while no such commission is paid in respect of direct business players. Therefore, if the percentage of non-negotiable chips purchased by junket agents increases, our profit may decline. In 2012 , 2013 and 2014, rolling chip turnover generated from direct business players accounted for 13%, 1% and 1%, of our total rolling chip turnover, respectively. Such decreasing trend may persist in the future, which will adversely affect our profitability.

The success of our acquired Oriental VIP Room operations at Le Royal Arc Casino is subject to the renewal or extension of the Collaborator Agreement and the rolling chip turnover achieved by Mr. Lam Chou In and the network of junket agents under Mr. Vong Veng Im.

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

Beginning in September 2012, we changed our remuneration model from a predetermined fixed rate commission of 1.25% of the rolling chip turnover to a revenue sharing model for all of our VIP rooms. Therefore, our past performance under the fixed rate commission model may not be indicative of our future results under the revenue sharing model. Under the revenue sharing model, we currently share 42.5% to 55% of the net gaming wins or losses before expenses with the respective casino operators and L’Arc Promoter. In respect of Oriental VIP Room at L’Arc, we elected to pay table rental in exchange for a higher win/loss share percentage. Our revenues under the current model may experience significant volatility during a particular interim period and may not be indicative of our long-term results of operations. For example, should one or more of our VIP players win or lose large sums in a given period, our short-term results of operations could be materially impacted. The generally expected win rate for VIP baccarat, the table game played at our VIP rooms, is between 2.7% to 3.0%. Our quarterly win rates from January 1, 2011 to December 31, 2014 ranged from 2.2% to 4.0%. Should the win rates at one or more of our VIP rooms consistently fall below the typical range, it would adversely affect our short-term results of operations.

We face intense competition in Macau and elsewhere.

The VIP gaming promotion business in Macau is highly competitive. As of March 31, 2015, our VIP rooms are located at five out of approximately 35 casinos of varying sizes in Macau and the Promotion Entities currently compete with approximately 180 other gaming promoters in Macau.

We expect competition in Macau’s VIP gaming market to increase in the near future as numerous new hotel, casino and entertainment complex projects, which are currently under construction or development, are due to open beginning in the second quarter of 2015. These projects are expected to include internationally recognized hotels and significant additional gaming space. Any opening of additional casinos and hotels is likely to result in a significant increase in the number of VIP gaming rooms, intensifying competition in Macau’s VIP gaming business and among VIP gaming promoters.

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

Our business success depends, in large part, on our ability and the ability of our service provider to attract, train, motivate and retain a sufficient number of qualified and skilled employees. Although we have employed over 50 senior operational staff directly, we still depend on Pak Si Management and Consultancy Limited (“Pak Si”), a company owned by Ms. Tam Lai Ching, who is Mr. Vong Hon Kun’s sister in law, to supply operational staff and there can be no assurance that Pak Si will be able or willing to continue to provide us with experienced VIP gaming related and other personnel. Macau has a relatively limited labor pool for VIP gaming operations. Our and our sole service provider’s ability to seek employees from other jurisdictions is also restricted by labor quota restrictions imposed by the Macau government. In addition, many employees at the VIP gaming rooms are required to possess certain gaming-related skills, for which substantial training and experience are needed. We cannot assure you that we will be able to compete successfully for the limited supply of qualified VIP gaming related and other personnel and to recruit, train and retain a sufficient number of qualified employees for our Macau operations.

Increasing competition for a limited number of qualified employees could force us and our service provider to raise the salaries of current employees or to pay higher wages to attract new employees, which could cause labour costs to increase. During the three years ended December 31, 2012, 2013 and 2014, our labor costs, including management fee to Pak Si for hiring and managing non-senior operating staff, accounted for 3.3%, 4.6% and 5.2% of our total revenue, respectively. If we and our sole service provider are unable to attract and retain a sufficient number of qualified employees, or if we encounter a significant increase in labor costs due to salary increases, our ability to compete effectively with the other VIP gaming promotion participants would be hampered.

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

Although the casino operators have in place surveillance and security systems designed to detect cheating at the casinos, those systems may not be able to detect all such activities in time or at all. There is a possibility that VIP gaming patrons may successfully cheat at their games, particularly if VIP gaming patrons collude with the casino operators’ employees. In addition, our junket agents or other persons could, without our knowledge, enter into arrangements with VIP players to side-bet on the outcomes of the games of chance in the VIP gaming rooms, thus depriving us of revenues and in effect operating a side gaming operation at our expense. Failure to discover such schemes in a timely manner could result in losses in VIP gaming promotion operations which are borne between our Promotion Entities and the L’Arc Promoter or and the concessionaire or sub-concessionaire. In addition, negative publicity related to such incidents could harm our reputation, thereby adversely affect our business, financial condition, results of operations and prospects.

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

Because we have acquired a significant number of companies and businesses in recent years, goodwill and other intangible assets represent a substantial portion of our total assets. As at December 31, 2014, our goodwill was approximately US$17.8 million and other intangible assets (net of accumulated amortization) were approximately US$122.0 million, accounting for 5.2% and 35.7% of our total assets, respectively. We perform goodwill impairment tests for potential impairment, on an annual basis at a minimum. This process requires us to make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations, as well as the interpretation of current economic indicators and market valuations. To the extent that economic conditions would affect the future operations of our reporting units change, our goodwill and other intangible assets may be deemed to be impaired and an impairment charge could result in a significant reduction in our shareholders’ equity. A significant impairment charge would have a material adverse impact on our financial condition and results of operation.

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

We utilize lines of credit granted by casino operators to purchase non-negotiable chips from the casinos and provide them to VIP gaming patrons. As of December 31, 2014, we obtained lines of credit of approximately US$59.0 million from casino operators, of which approximately US$32.4 million were outstanding as of December 31, 2014, As required by the casino operators, these lines of credit are personally guaranteed by the shareholders of the Promoter Companies, namely Mr. Lam, Mr. Vong and Mr. Lou Kan Kuong. We cannot assure you that we will be able to obtain future lines of credit from casino operators without such personal guarantees. If we are unable to obtain such credit in the future and are unable to replace it by alternative independent third party guarantees or other financing arrangements, our ability to provide non-negotiable chips to VIP gaming patrons will be impaired, which may discourage the VIP gaming patrons from coming to our VIP rooms, which in turn may adversely impact our business, financial condition and results of operations.

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

During the three years ended December 31, 2012, 2013 and 2014, there were no defaults by VIP gaming patrons and no provisions were made in relation to markers receivables from VIP gaming patrons. During the three years ended December 31, 2012, 2013 and 2014, however, members of our management team personally guaranteed the collection of certain markers receivables which provided credit comfort to us. We cannot assure you that the release of these guarantees will not affect the future recoverability of these advances, which could have a material adverse impact on our financial condition and results of operations.

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

Local taxation may increase and current tax exemptions may not be extended.

We are subject to the following local taxation:

•	We are not subject to Hong Kong profits tax because we are an investment holding company and all of our operations are performed outside Hong Kong. Our subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and exempted from payment of BVI taxes.

•	The Promotion Entities in Macau are not subject to Macau Complementary tax, because, pursuant to the Gaming Promoter Agreements with the casino operators, gaming revenue is received net of taxes collected by the Macau government and paid directly by the casino operator on a monthly basis. No provision for Macau Complementary tax has been made. The Promotion Entities are subject to a tax on the amount of non-negotiable chips played by their VIP gaming patrons in the VIP gaming rooms, which is referred to as a “rolling tax”. The rolling tax is deducted and paid by the casino operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chip turnover of the VIP gaming rooms and the rolling tax is deducted as a cost of revenue. The original tax rate is a 5% withholding tax on the gross value of commissions and other remuneration paid by the casino operators to the gaming promoters. The Macau Chief Executive may reduce or cancel this tax exemption in the future by defining, in compliance with the law, what payments in kind are justified as forms of commission or remunerations to be exempted from taxation.

•	Any dividends distributed by our Macau subsidiary to us or by the Promotion Entities to our subsidiaries may be subject to up to 12% of Complementary Tax, under the Macau Complementary Tax Law.

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

We are jointly liable for the activities of our employees and collaborators within the casino premises and for their compliance with applicable laws and regulations. Failure by us to fulfill our obligations under applicable regulations may result in the following consequences:

•	the issue of a non-suitability report;

•	refusal to grant a new gaming promotion license or to renew an existing one;

•	suspension of the gaming promotion activities of gaming promoters upon notice by the concessionaire to the DICJ; or

•	administrative liability arising out of violation of the Gaming Promoters Regulation without prejudice of contractual liability of the gaming promoter towards the concessionaire.

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

Conducting business in Macau involves certain risks such as risks relating to changes in Macau’s and China’s political, economic and social conditions, changes in Macau governmental policies, changes in Macau laws or regulations or their interpretation, changes in exchange control regulations, potential restrictions on foreign investment and repatriation of capital, measures that may be introduced to control inflation, such as interest rate increases, and changes in the rates or method of taxation. In addition, our operations in Macau are exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. The PRC government may continue to adopt policy and regulatory measures aimed at curtailing the possibility of corruption in Macau’s gaming industry. Therefore, we cannot be certain that the PRC government’s anti-corruption policies and regulatory measures will not materially and adversely affect our business, financial condition, results of operations and prospects.

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

We intend to take part in the promotion of additional VIP gaming rooms, based, in part, on our expectation of future visitor arrivals in Macau, particularly from China. According to the the Direcçªo dos Serviços de Estatística e Censos (Statistics and Census Service) (“DSEC”), 2010, 2011, 2012 , 2013 and 2014 tourists from mainland China accounted for approximately 53.0%, 57.7%, 60.9%, 63.5%, and 67.4%, respectively, of all visitors to Macau. Since May 2008, the Chinese government has imposed restrictions on travel to Macau and may impose further restrictions in the future. In May and July 2008, the Chinese government adjusted its visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In September 2008, it was publicly announced that mainland Chinese citizens without a Macau visa could no longer enter Macau from Hong Kong. If the number of visitors from China and elsewhere fails to increase as anticipated, we may not be able to source enough VIP gaming patrons to our VIP rooms to meet the minimum rolling chip turnover requirement of source of our VIP rooms, and our business, financial condition and results of operations may be materially and adversely affected.

The level of visitor arrivals to Macau from China and elsewhere may decline due to, or travel to Macau may be disrupted by, natural disasters, outbreaks of disease, terrorist attacks, security alerts, military conflicts or other factors.

Macau’s subtropical climate and location on the South China Sea subject it to extreme weather conditions, including typhoons and heavy rainstorms. For example, in 2014, there were four typhoons that impacted areas within 800 km of Macau. Unfavourable weather conditions or other natural disasters such as earthquakes, tsunamis or major typhoons could severely disrupt transportation to Macau and prevent gaming patrons from travelling to Macau. Similarly, outbreaks of infectious diseases, such as H1N1, terrorist attacks, security alerts or military conflicts could have a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. Any of these, or other factors such as riots or demonstrations, could have a negative impact on visitor arrivals to Macau from China and elsewhere.

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

According to the DSEC, the year on year visitors arrival of Macau grew at 14.8% in 2010, 12.2% in 2011, 0.3% in 2012, 4.4% in 2013 and 7.5% in 2014. Accordingly, demands on the capacity of Macau’s transportation infrastructure have also increased. To improve Macau’s existing transportation infrastructure, the Macau government has announced a number of infrastructure projects to facilitate travel to and within Macau. These projects, which are in various stages of planning or development, include a further expansion of the Macau International Airport, construction of a light rail transit system, construction of two new tunnels linking the Macau peninsula and Taipa, construction of the Hong Kong-Zhuhai-Macau bridge and improved pedestrian walkways and border crossings. However, these projects may not be approved or completed in a timely fashion or at all and, if completed, may not be able to alleviate the growing transportation demand associated with the rapid expansion of Macau’s gaming industry and the related recent increase in visitor levels to Macau. If Macau fails to adequately address the growing transportation demand, transportation infrastructure problems could limit the number of visitors arriving in Macau, which, in turn, could have a material and adverse effect on our business, financial condition and results of operations.

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

The shares issued in connection with the acquisitions of King’s Gaming, Bao Li Gaming and the Oriental VIP Room in L’Arc in Macau will increase the number of shares that will be available for resale in the public market.

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

As of March 27, 2015, our officers and directors hold 31.7% of the total outstanding shares of our Company. As a result of their substantial equity and voting interests, our officers and directors will, when acting together, have significant influence in, among other things, the election of a majority of our directors, including the collective ability to nominate directors; the appointment and change of our management; our legal and capital structure; and our day-to-day operations. They also enact influence over approving material mergers, acquisitions, dispositions and other business combinations, as well as approving any other material transactions and financings. These actions may be taken in many cases without the approval of the independent non-executive directors or other shareholders and the interests of our officers and directors may conflict with the interests of the public shareholders.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of our income and our subsidiaries during our 2014 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2014 taxable year, there can be no assurance in respect to our PFIC status for our 2014 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2015) taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

King’s Gaming did not meet its 2012, 2013 and 2014 gross profit target for the years ended December 31, 2012, 2013 and 2014. Accordingly, the Seller is not entitled to receive any Earnout Shares or Additional Incentive Shares for those periods.

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

Bao Li achieved the minimum rolling chip target for 2013 in May of 2013. As a result the Company paid the Bao Li Seller $13,000,000 in August 2013 and issued 625,000 Ordinary Shares in the third quarter of 2014. Additionally, Bao Li reached the incremental earn out rolling chip target for 2013 and was paid an additional $13,000,000 in March 2014 and was issued an additional 625,000 Ordinary Shares in the third quarter of 2014.

Bao Li achieved the minimum rolling chip target for 2014 in July of 2014. As a result the Company will pay the Bao Li Seller $13,000,000 in April 2015 and will issue 625,000 Ordinary Shares in the second quarter of 2015. Additionally, Bao Li reached an additional incremental earn out rolling chip target for 2014 and will be paid an additional $8,320,000 in April 2015 and will be issued an additional 400,000 Ordinary Shares in the second quarter of 2015.

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

We purchased the Oriental VIP Room Profit Interest for an aggregate amount of US$20,000,000, of which (i) US$10,000,000 was paid on June 26, 2013 upon satisfaction or waiver of certain conditions pursuant to the Oriental VIP Room Purchase Agreement; and (ii) US$10,000,000 was paid on December 13, 2013, within 3 Business Days of the satisfaction or waiver of certain conditions pursuant to the Oriental VIP Room Purchase Agreement. Should Mr. Vong Veng Im’s network of junket agents generate at least US$2.5 billion of rolling chip turnover during each of the 12 months periods ended June 30, 2014, 2015 and 2016, Mr. Vong Veng Im would be entitled to receive US$13,000,000 in cash and 625,000 Ordinary Shares for each 12 month period. For each incremental US$25,000,000 in rolling chip turnover in access of US$2.5 billion, the Company will pay an additional US$130,000 and issue an additional 6,250 Ordinary Shares. Should Mr. Vong Veng Im achieve rolling chip turnover of at least US$15 billion during the 36 month period ended June 30, 2016, then the Company will pay an additional US$2,500,000 for every US$1 billion in excess of US$15 billion, up to a maximum of US$12,500,000.

Pursuant to the Oriental VIP Room Purchase Agreement, Mr. Vong Veng Im had agreed to provide a personal guaranty, for so long as he is employed by the Company providing for the guaranty of all obligations of Oriental VIP Room and himself, including but not limited to any bad debts that his network of junket agents may have incurred or may incur in the future.

The Oriental VIP Room achieved the minimum rolling chip target for 12 months ended June 30, 2014 in January of 2014. As a result the Company paid the Oriental VIP Room Seller $13,000,000 in September 2014 and issued 625,000 Ordinary Shares in the fourth quarter of 2014. Additionally, the Oriental VIP Room reached the incremental earn out rolling chip target for 12 months ended June 30, 2014 and was paid an additional $13,000,000 in September 2014 and issued an additional 625,000 Ordinary Shares in the fourth quarter of 2014. As of December 31, 2014, the Oriental VIP Room has not yet reached the incremental earn out rolling chip target for 12 months ended June 30, 2015.

B.	Business Overview

THE MACAU GAMING INDUSTRY

Overview

Macau is a Special Administrative Region of the PRC located on the Pearl River Delta on the southern border of Guangdong Province, one of China’s wealthiest and most urbanized provinces. It is approximately an hour away via high-speed ferry from Hong Kong, a tourism hub in Asia, and home to China’s only approved casino gaming region. Macau attracts visitors from Guangdong Province, which had a population of over 106.4 million in 2014, and from the rest of China, Taiwan, Japan, South Korea, Thailand, Malaysia, Singapore, Indonesia, India and the Philippines, which are all within a five hour flight from Macau and together with Hong Kong had a combined population of over 3.2 billion in 2014. According to the 12th Five-Year Plan (2011–2015) for National Economic and Social Development of the PRC, Macau is designated to be developed as a “world-class tourism and leisure center.”

According to the DSEC, visitors to Macau from mainland China and Hong Kong accounted for 67.4% and 20.4%, respectively, of arrivals in 2014. Total visitors to Macau from China grew at a CAGR of 5.46% from 2003 to 2014. Macau’s proximity to major population centers in Asia enhances its appeal as a popular gaming destination for foreign tourists. International visitation levels have also experienced rapid growth from 2003 to 2014. We expect to continue to benefit from the continued economic growth in China and other Asian countries.

We believe that Macau is the world’s largest and fastest growing gaming market in terms of gross gaming revenues. It is currently the only location in Greater China to offer legalized casino gaming. According to the DICJ, the Macau market generated US$44.1 billion in gross gaming revenues in 2014, a 2.5% decrease from 2013 and a 15.5% increase from 2012.

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

The following table summarizes certain information about Macau and its gaming market from 2008 to 2014:

	2008	2009	2010	2011	2012	2013	2014	2008– 2014 CAGR

Macau
Gross gaming revenues (1) (in millions of US$)	13,563	14,951	23,536	33,407	38,094	45,153	44,010	21.67%
VIP baccarat gross gaming revenues (in millions of US$)	9,199	9,999	16,951	24,460	26,410	29,855	26,609	19.37%
Number of gaming tables (2)	4,017	4,770	4,791	5,302	5,485	5,750	5,711	6.04%

Total visitation (million) (3)	22.9	21.8	25.0	28.0	28.1	29.3	31.5	5.46%

Sources: The DICJ and the DSEC

Notes:

(1)	Excluding revenues derived from non-casino related gaming activities such as horse racing, greyhound racing, Chinese lottery, instant lottery and sports lottery.

(2)	As at December 31, of each of the years presented.

(3)	Visitor arrivals have excluded non-resident workers and students, but included arrivals at the Trans Border Industrial Park.

Demand for Gaming and Gaming-Related Services

According to the DSEC, approximately 31.5 million visitors arrived in Macau in 2014, up by about 7.5% from 2013, of which approximately 21.3 million, or 67.4%, were from mainland China, as compared to 63.5% in 2013 in Most VIP players in the VIP segment are sourced by a network of gaming promoters who work with various casino operators.

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

The following public policies implemented by the Chinese government are expected to continue to have a positive influence on the development of the gaming industry of Macau:

FITS. Since July 2003, residents of selected areas of mainland China have been allowed to visit Macau and Hong Kong under FITS, whereby approval requirements are significantly reduced and the application process is expedited. Since the introduction of FITS, visitors to Macau from mainland China have outnumbered visitors from Hong Kong. FITS has continued to expand since was initially introduced and, at December 31, 2014, encompassed more than 49 cities, including Beijing, Chongqing, Guangzhou, Shanghai and Tianjin.

Chinese Government Policy With Respect to Gaming. Macau is the only region in China offering legal casino gaming and the Chinese government has strictly enforced its regulations prohibiting domestic gaming operations and discouraging unlicensed gaming operations along China’s borders.

Chinese Government’s Relaxation of Foreign Exchange Controls. The Chinese government has undertaken a number of measures to relax its controls on the national currency, renminbi . Currently, each PRC resident is allowed to carry a maximum of $5,000 in a single trip abroad, and may charge spending on their credit cards or bank charge cards in Macau although recently increasing oversight of credit cards activities by the PRC government might slow down the spending.

The growth of Macau’s gaming industry has correlated positively with the continued economic growth and development of mainland China. IKGH believes that the emergence of the middle class in China represents a significant long-term growth opportunity for Macau’s gaming industry. However, there is no guarantee that the economic growth in China will continue at its historic pace.

The following diagram sets out the annual visitation to Macau from China from 2003 to 2014:

Annual Visitation from China

Sources: The DSEC and the National Bureau of Statistics of China

Note: The number of visitors to Macau in 2008 was revised by the DSEC and showed a significant drop compared to previous non- revised numbers due to a methodological change. From 2008, visitor arrivals have excluded non-resident workers and students, but included arrivals at the Trans Border Industrial Park. The number of visitors to Macau in 2008 based on the DSEC’s previous methodology was 30,185,740, an increase of 11.8% from 2007. Population penetration of a given year is the percentage of the number of visitors from China to Macau divided by the total population of China.

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

We believe that improved transportation to and within Macau will contribute to continued growth in visitation and gaming players. A number of infrastructure projects to facilitate travel have been recently completed or are in various stages of planning or development, such as the following:

•	Guangzhou-Zhuhai Highway. The highway which opened in 2004 links Macau to Hengqin Island, a PRC government-mandated strategic new zone planned for development into a commercial, residential and resort destination.

•	Guangzhou-Zhuhai Intercity Mass Rapid Transit. The mass rapid transit was opened in January 2011, which provides another convenient form of transport to Macau.

•	Guangzhou-Zhuhai Intercity Railway. The high speed railway was partially opened in 2011 and was completed at the end of 2012. The high speed railway reduces travel time between Guangzhou and Zhuhai, from two hours to approximately 45 minutes.

•	Airport capacity upgrade. With the continuous upgrade in the capacity and facilities of the Macau International Airport, the airport is expected to accommodate up to 7.1 million passengers by 2020, according to media reports.

•	Taipa Ferry Terminal. Macau is expected to have a soft opening of a new ferry terminal, Taipa Ferry Terminal in Taipa Island, in addition to its two current ferry terminals in 2015. Currently, there are two ferry terminals located at the inner harbor and the outer harbor on the Macau Peninsula, and a temporary one on the city’s Taipa Island in operation. The new terminal is expected to have 16 piers for boats with a capacity of up to 400 passengers and three piers for ships of 1,200 passenger berths. A heliport on the roof of the terminal is also expected to be constructed.

•	Macau Light Rail System. The light rail system connecting the Macau Peninsula, Taipa and Cotai via 21 different stations is expected to be ready for use by 2015, which is expected to improve connectivity.

•	Hong Kong-Zhuhai-Macau Bridge. The bridge linking three areas will include a bridge with a total length of around 30 km, boundary crossing facilities, access roads and associated works. In January 2007, the local governments of Hong Kong, Zhuhai and Macau established the Hong Kong-Zhuhai-Macau Task Force to implement the project, which is expected to open in 2017. It will contribute to the reduction in road travel time from Hong Kong and/or Zhuhai to Macau.

•	Expansion of Border Gate. The expansion of the border gate checkpoint in the Portas do Cerco area in northern Macau was completed at the end of 2012, increasing the capacity of the border from 300,000 people per day to more than 500,000 people per day.

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

As at December 31, 2014, SJM operated 20 of the 35 casinos in Macau, Galaxy operated 6 casinos, Venetian Macau operated 4 casinos, Melco PBL operated 3 casinos and Wynn Macau and MGM Grand Paradise each operated 1 casino (Source: DICJ).

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

VIP Gaming Promotion in Macau

Unlike in Las Vegas, the gaming promoter system in Macau developed to promote VIP gaming operations. A VIP gaming room is an individual room within a casino specifically designed and designated for VIP room gaming patrons’ usage only. A VIP gaming room has its own cage, which functions as a financial vehicle between the casino and the VIP gaming promoter. All properties of the VIP gaming room belong to the casino, the dealers and the gaming managers are employees of the casino, and the gaming operations of a VIP gaming room are run by the casino. In effect, only the marketing efforts have been contracted out to the VIP gaming promoters, which efforts include the making of loans to agents and collaborators. Unlike in Las Vegas, in Macau, it is this VIP room gaming segment, not the mass market, that is driving the growth of its gaming industry. For 2014, VIP gaming operations in Macau amounted to $26.6 billion or 60.5% of the gross revenue from casino games.

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

OUR GAMING OPERATIONS

IKGH operates through eight wholly owned subsidiaries that were incorporated in the British Virgin Islands, listed in the table below. The principal business activities of the subsidiaries are to hold profit interest agreements with the Promotion Entities that assign the profit streams from the gaming related businesses of the Promotion Entities to the subsidiaries.

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

To carry out their promotional activities, IKGH’s VIP gaming promoters and L’Arc Collaborator have a team of over 1,500 junket agents who have direct relationships with VIP gaming patrons, a significant percentage of whom are mainland Chinese nationals. Junket agents compete among themselves for VIP gaming patrons primarily through personal service. The VIP gaming promoter pays commissions to its junket agents based on the rolling chip turnover of each individual junket agent.

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which total expenses for Pak Si’s services were $7,156,950, $6,807,018 and $5,966,147 during the years ended December 31, 2014, 2013 and 2012, respectively. Effective January 1, 2015, the monthly payments were revised for Sang Heng and Sang Lung from $142,000 to $103,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were revised from $97,000 to $65,000 each. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Aggregate number of Pak Si staff for our 5 Promotion Entities, including managerial and operational personnel, is approximately 130 people. Such agreements are for one-year terms and renewed in January of each year.

IKGH’s VIP gaming rooms are primarily focused on high-stakes baccarat. In 2014, baccarat accounted for approximately 90.8% of total Macau casino winnings. Through August 31, 2012, the IKGH VIP gaming promoters at the Galaxy Star World Hotel Casino, Galaxy Macau Resort, and Venetian Resort Hotel in Macau were paid on the basis of 1.25% of rolling chip turnover. Since then, they have been paid on a revenue sharing model pursuant to which they receive a percentage of gaming wins before expenses; if there are losses during the relevant period, the Promotion Entities will reimburse the casino operators and L’Arc Promoter in accordance with the gaming promoter agreement and collaborator agreement respectively. IKGH’s VIP gaming promoters’ quarterly gross win rate as a percentage of rolling chips turnover has ranged between approximately 2.2% and 4.0% for the period from January 1, 2011 to December 31, 2014.

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

However, with the slowdown of Gaming revenues in Macau, VIP gaming promoters and collaborators with less financial resources have/will cease operations or become targets for acquisition. The VIP gaming sector consolidates into fewer VIP gaming promoters with more capital and secured financial resources.

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

We recognize the importance of enhancing our reputation and improving our brand awareness, which we believe can further increase our profitability and strengthen the relationships with various parties that we work with. We will continue to promote and develop our “Iao Kun” brand built on a proven track record and market-wide recognition in the Macau VIP gaming segment. We intend to intensify our marketing campaigns through major media channels, including social media, in the near future. For instance, in 2014 we placed commercials on billboards and taxi side doors in Macau.

Marketing

Our sales and marketing channels consist of our network of junket agents, the collaborators as well as our management team. Junket agents and the collaborators typically maintain relationships with VIP players they bring to our VIP rooms by arranging the VIP players’ transportation, accommodations, food and entertainment. As of September 30, 2014, we had established a network of over 1,500 junket agents. Direct business VIP players are mostly VIP players whom our management team served when they were acting as junket agents before they joined our Group and have built long-term relationships with over the years.

Until January 1, 2013, we provided allowances to our agents to encourage them to provide complimentary tickets, entertainment and hotel accommodation to the VIP players they bring, which in turn incentivized the VIP players to play in our VIP Gaming Rooms. The amount expensed from such allowances provided to junket agents for the year ended December 31, 2012 was US$6.7 million. The expenses are offset by allowances earned based upon a percentage of Rolling Chip Turnover and issued as credits by the casino operators or are paid on a monthly basis. Since January 1, 2013, we have been paying higher commission to junket agents in lieu of such allowances.

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

Concessionaires and sub-concessionaires are jointly liable to the Macau government for the activities conducted by the gaming promoters, gaming promoters’ employees and collaborators within their respective casino premises. Gaming promoters are jointly liable for the activities of their employees and collaborators within the casino premises of concessionaires and sub-concessionaires and for their compliance with applicable laws and regulations. Failure by the gaming promoters or the concessionaires or sub-concessionaires to fulfill their major obligations under the Gaming Promoters Regulation may result in the following consequences:

•	the issue of a non-suitability report;

•	refusal to grant a new gaming promotion license or to renew an existing license;

•	upon notice by the concessionaire or sub-concessionaire to the DICJ, suspension of gaming promotion activities; and

•	administrative liability arising out of violation of the Gaming Promoters Regulation without prejudice of contractual liability of the gaming promoter towards the concessionaire.

Major Obligations Of Gaming Promoters

VIP gaming promoters in Macau are required by to fulfill the following obligations:

•	to register with concessionaires or sub-concessionaires and operate under the terms agreed in a written contract submitted to the DICJ (including, in particular, the amount and payment method of commissions or other agreed remunerations, the nature of their activities in the casinos, including the designation of any gaming rooms or other premises within the casinos, the amounts and forms of required securities and guarantees and the waiver indicating that concessionaires or sub-concessionaires and gaming promoters agree to submit to the exclusive jurisdiction of the Macau courts and defer to Macau Laws);

•	to execute written contracts with their collaborators and submit copies of such contracts to the DICJ;

•	to submit annually, through concessionaires or sub-concessionaires, a list containing the identification of their chosen collaborators for the following year, and copies of their identification documents and no criminal record certificates or equivalent documents to the DICJ for approval;

•	to comply with laws and regulations relating to gaming promoters and gaming promoter related announcements and instructions issued by the DICJ;

•	to accept auditing carried out by the DICJ and the Finance Department of Macau;

•	to make all books and records available for the inspection and review by the DICJ and the Finance Department of Macau and provide any additional information and materials upon their request;

•	to perform all contractual obligations, especially obligations to gaming patrons;

•	to comply with the reasonable instructions issued by the concessionaires or sub-concessionaires to the extent that such instructions do not interfere with the gaming promoters’ autonomy;

•	to perform all contractual obligations stipulated in the written contracts with concessionaires or sub- concessionaires; and

•	to comply with all legal and regulatory requirements required by the laws and regulations of Macau.

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

The following diagram illustrates our corporate structure and the relationships with IKGH’s Promotion Entities that are currently active:

* Sang Heng Gaming Promotion Company Limited, Sang Lung Gaming Promotion Company Limited, Bao Li Gaming Promotion Limited, King’s Gaming Promotion Limited and Oriental VIP Room are treated as Variable Interest Entities of IKGH, their financial results are consolidated into the Group’s financial statements. The Promotion Entities engage a company named Pak Si Management and Consultancy Limited for provision of administrative services to the VIP gaming rooms.

D.	Property, plant and equipment

We lease an office suite located at Alameda Drive, Carlos d’Assumpcao; No. 181-187 Centro Commercial; c/o Grupo Brilhantismo; 12 Andar; Macau, which we use for our administrative offices. Rent is approximately $2,965 per month. We also lease an office suite located at Unit 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. Rent is approximately $3,650 per month.

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

You should read the following management discussion and analysis (“MD&A”) in conjunction with the audited consolidated financial statements and related footnotes thereto included in this annual report. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Consolidated Financial Statements included herewith.

OVERVIEW

We are a Cayman Islands company listed on the NASDAQ. We conduct VIP gaming promotion business at five VIP gaming rooms located in major casinos in Macau through the Promotion Entities, which include the Promoter Companies and the L’Arc Collaborator who are licensed gaming promoters and DICJ registered gaming collaborator respectively in Macau. The principal business activities of our subsidiaries are to hold profit interest agreements with the Promotion Entities that confer upon us the right to enjoy all the economic benefits of the Promotion Entities, exercise effective control over the structure and the underlying assets and net worth of the Promotion Entities. Since September 1, 2012, we have generated revenue by sharing a pre-determined percentage of the net gaming win/loss of the VIP Rooms with the respective Casino Operators and L’Arc Promoter. Prior to that, except for the MGM Iao Kun VIP room, which was under a revenue sharing model with the casino, we generated revenue by receiving a pre-determined fixed rate commission of not more than 1.25% of the rolling chip turnover in the VIP Rooms from the Casino Operators. Virtually all of the Promotion Entities’ revenue is ultimately generated by VIP players who are brought to the VIP Rooms by our management team and junket agents.

BASIS OF PRESENTATION

The Financial Information has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for annual financial reporting.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(All figures are in thousands except earnings (loss) per share)

Statements of operations data

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012

Revenue	$233,823	$236,850	$236,301
Expenses
Commission to junket agents	(188,448)	(182,639)	(154,570)
Selling, general and administrative expenses	(26,506)	(21,486)	(18,341)
Special rolling tax	(1,663)	(1,705)	(1,815)
Amortization of intangible assets	(16,365)	(13,187)	(6,622)
Operating income before change in fair value of contingent consideration	841	17,833	54,953
Change in Fair value of Contingent Consideration for the acquisitions	(60,919)	(12,446)	15,166

Net (loss) income before tax	(60,078)	5,387	70,119
Income tax expense	—	—	—
Net (loss) income for the period attributable to Ordinary Shareholders	(60,078)	5,387	70,119
Other comprehensive income (loss) after tax	65	(77)	669
Total comprehensive (loss) income for the period attributable to Ordinary Shareholders	$(60,013)	$5,310	$70,788
Net (loss) earnings per share
Basic	$(0.99)	$0.10	$1.53
Diluted	$(0.99)	$0.10	$1.53

Balance sheet data

	December 31,	December 31,
	2014	2013

Current assets	$201,573	$255,598
Non-current assets	$140,068	$156,231
Current liabilities	$83,089	$111,669
Non-current liabilities	$47,294	$31,068
Total shareholders’ equity	$211,258	$269,092

Cash flow data

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012

Net cash provided by operating activities	$60,602	$37,906	$46,428
Net cash used in investing activities	(291)	(20,127)	(15,146)
Net cash used in financing activities	(56,929)	(30,845)	(27,391)
Net increase (decrease) in cash and cash equivalents	$3,382	$(13,066)	$3,891

SIGNIFICANT FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Growth of Macau’s gaming and tourism markets

Our business is and will be influenced most significantly by the growth of the gaming and tourism markets in Macau. Rapid growth in the Macau gaming market commenced with the decision to grant new gaming concessions by the Macau Government in late 2001, and this growth has been facilitated by a number of drivers and initiatives which include, among others, favorable population demographics and economic growth across each of our Asian tourism source markets, substantial capital investment made by concessionaires in the development of branded and diversified destination resort properties, and the demonstrated commitment by central and local governments to improve or develop infrastructure connecting Macau with the rest of Greater China. From 2008 to 2014, gross gaming revenues in Macau increased at a compound annual growth rate (“ CAGR”) of 21.67% and the number of hotel guests staying in Macau increased at a CAGR of 5.0%, according to the Gaming Inspection and Coordination Bureau (“DICJ”) and the Directhe dos ServiSer de Estatstatip e Censos (Statistics and Census Service) (“DSEC”), respectively. In 2011, 2012, 2013 and 2014, gross gaming revenues in Macau reached US$33.4 billion, US$38.0 billion, US$45.2 billion and US$44.1 billion, respectively, according to the DICJ. In the years ended December 31, 2011, 2012, 2013 and 2014, the total number of hotel guests staying in Macau was approximately 8.6 million, 9.5 million, 10.7 million and 10.7 million, respectively, according to the DSEC.

The total number of visitors to Macau increased at a CAGR of 5.46% from 2008 to 2014 according to the DSEC. In 2011, 2012, 2013 and 2014, there were approximately 28.0 million, 28.1 million, 29.3 million and 31.5 million visitors to Macau, respectively, according to the DSEC. A majority of these visitors come from Greater China. Continued and stable progress in the economic expansion of the domestic economy in China and further development of policy measures designed to advance economic cooperation between the Pearl River Delta, Hong Kong and Macau are key to the future development of our business opportunities. The number of visitors to Macau, particularly visitors from China’s Guangdong province where most visitors to Macau come from, however, despite the current up trend, may possibly decline due to Chinese government policies or regulatory factors.

According to the DICJ, gross gaming revenues in Macau increased by 13.4% from 2011 to 2012, and by 18.6% from 2012 to 2013 and decreased by 2.5% from 2013 to 2014, as compared to an increase of 42.2% from 2010 to 2011, primarily due to the slower revenue growth of VIP baccarat since 2012, which accounted for 73.2%, 69.3%, 66.1% and 60.5% of total gross gaming revenue in Macau in 2011, 2012, 2013 and 2014, respectively. Such slowdown was primarily a result of slower economic growth in parts of mainland China and continued tightening of credit by the Chinese government in recent years. The continued economic slowdown in mainland China may adversely affect the Macau gaming industry and our results of operations.

Our credit extension policies

The availability of cage capital and our credit extension policies have significant impact on our revenue. Our cage capital mainly consists of retained earnings, lines of credit from Casino Operators and temporary credit from certain shareholders. As of December 31, 2014, we had an aggregate of US$59.3 million in total available lines of credit from the Casino Operators, and the Casino Operators may extend temporary credit in excess of this amount to us from time to time.

In light of the deceleration in the revenue growth of VIP baccarat, the casino game offered in the VIP Rooms, as well as the slower growth of China’s economy in recent years, we have adopted a prudent approach in the extension of gaming credit since May 2012 by (i) tightening gaming credit to VIP gaming patrons; and (ii) taking steps to closely monitor the collection of outstanding markers. As a result, our total rolling chip turnover in 2012, 2013 and 2014 were adversely impacted.

To effectively mitigate the adverse impact such tightening of credit had on our operating results, we have been pursuing strategic acquisitions to enlarge our junket agent base, such as the Bao Li Acquisition in 2012 and the Oriental VIP Room Acquisition in 2013. In addition, we believe that VIP Gaming Promoters and Collaborators with less financial resources will either cease operations or be targets for acquisition as the VIP Gaming sector consolidates into fewer, more financially secure VIP Gaming Promoters.  As a result of our conservative extension of credit, we believe we are well positioned to expand our operations as part of this consolidation.  While we have not identified specific VIP Gaming Promoters and Collaborators for acquisition that may result in increased Rolling Chip Turnover, we continue to evaluate the sector and the potential expansion opportunities.

We also offered higher fixed commission rates to non-credit agents since January 2013 and implemented a super agent program in September 2012 which provides certain non-credit agents an option to participate in sharing our overall win/loss each month based on their proportionate contribution of our total rolling chip turnover of the previous month in addition to receiving a fixed rate commission. We intend to continue such initiatives in an effort to attract a higher proportion of non-credit agents who have the financial resources to purchase non-negotiable chips from us rather than relying on gaming credit extended by us, which in turn increases the number of VIP players and rolling chip turnover without additional credit risk.

Our network of junket agents

Virtually all our revenue is ultimately generated by VIP players brought to the VIP Rooms by our management team and junket agents. With the overall growth of VIP gaming in Macau, the competition for services provided by junket agents has increased. Our network of junket agents, our ability to maintain good relationships with them and our ability to continue to develop relationships with new junket agents will continue to have a significant impact on our results of operations.

Our revenue model

Beginning September 1, 2012, we changed our remuneration model from a fixed rate commission of not more than 1.25% of rolling chip turnover (except for the MGM Iao Kun VIP Room, which we closed on June 15, 2011 and was under a win/loss revenue sharing model with the casino) to a revenue sharing model where we currently share 42.5% to 55% of the net gaming win/loss before expenses with the respective Casino Operators and L’Arc Promoter. In respect of the Oriental VIP Room, we elected to pay a fixed amount of table rental to the L’Arc Promoter in exchange for a higher percentage of net gaming win/loss.

Such a shift in revenue model was affected primarily taking into consideration the following:

•	the industry trend of shifting from a fixed rate commission model to a revenue sharing model, which is currently the standard model of compensating gaming promoters and is believed to be preferred by the concessionaires who prefer a less volatile earnings stream provided by the revenue sharing model;
•	depending on the win/loss of the VIP Rooms, we may generate higher revenue under a revenue sharing model;
•	our expansion into five VIP gaming rooms following the acquisitions in 2012 and 2013 provided us with more tables and enabled us to spread the risk of fluctuation in our operating results;
•	our increased cage capital;
•	a revenue sharing model gains us access to additional casinos which operate exclusively under such model; and
•	a revenue sharing model increases our competitiveness in attracting non-credit agents.

The results of VIP gaming is more volatile than other forms of gaming as it involves higher wagers placed and various factors beyond our control, such as the VIP players’ skill and experience. The financial resources of the VIP player can also influence both the rolling chip turnover and the win rate. VIP players with less financial resources are less likely to continue to wager should they experience gaming losses. This may result in lower rolling chip turnover and therefore lower commissions as a percentage of rolling chip turnover as well as higher than the generally expected win rate, which increases our revenues as well as our net income. VIP players with greater financial resources may continue to wager even when experiencing gaming losses, therefore increasing commissions as a percentage of rolling chip turnover and may result in overall lower than generally expected win rates. Our decision to reduce our extension of credit resulted in lower rolling chip turnover, but may result in a higher than the generally expected win rates.

Our operating results under the revenue sharing model directly correlate with the win/loss rate in the VIP Rooms and are therefore subject to higher fluctuation as compared to a fixed rate commission model. As a result, our short-term results may be materially affected by the win/loss variances in the VIP Rooms and may not be indicative of our future performance. As a result of the shift in revenue model, our revenue as a percentage of rolling chip turnover increased from 1.26% in 2011 to 1.30% in 2012, and 1.39% in 2013 to 1.41% in 2014. However, according to Union Gaming, the generally expected win rate for VIP baccarat, the table game played at the VIP Rooms, is between 2.7% to 3.0% and our quarterly win rates from January 1, 2011 to December 31, 2014 ranged from 2.2% to 4.0%, which is consistent with the industry norm.

Since our change in revenue model, we have increased commission payments to non-credit agents and have allowed super agents to participate in sharing our overall win/loss, which contributed to an overall higher percentage of commission paid to junket agents in relation to rolling chip turnover. As our network of non-credit agents and super agent program expand, we expect a higher percentage of commission to junket agents in relation to rolling chip turnover.

Hong Kong Stock Exchange Listing

The decision of the Hong Kong Stock Exchange to no longer proceed with their review of our listing application for the time being and consequentially the Company has elected not to continue with the application process at this time. With such a decision the management of the Company can allocate its resources to explore further business expansion opportunities, including but not limited to finding VIP rooms in new locations and strategic investments, in order to maximize the shareholders' return in due course.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, included in Item 18, Financial Statements and Supplementary Data, of this Annual Report on Form 20-F. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Except where noted, we have not made any material changes to the accounting methodologies for the areas described below.

Allowance for doubtful accounts to marker receivable

The Company regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. We recognize an allowance for doubtful accounts in an amount equal to anticipated future write-offs. Management believes that an allowance for uncollectible markers receivable is not necessary under current conditions; however, unexpected, significant deterioration in any of the factors mentioned above or in general economic conditions could materially change these expectations.

Long-Lived Assets

Long-lived assets other than goodwill are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the sum of the estimated future cash flows is less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which is based on estimated discounted cash flows. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of that asset.

The assumptions and estimates used to determine future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our forecasts for future expansion development. Based on our impairment assessment, no impairment has been recognized.

Goodwill

Goodwill is recorded when the purchase price for an acquisition exceeds the estimated fair value of the net tangible and identified intangible assets acquired. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. The Company currently has only one reporting unit, the gaming promotion business in Macau.

We perform an annual impairment assessment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. If this assessment concludes that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and we are not required to perform the two-step goodwill impairment test. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting unit.

If the impairment assessment concludes that it is more likely than not that the fair value is less than its carrying value, we perform the first step of the goodwill impairment test, which compares the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and we are not required to perform additional analysis. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the goodwill impairment test to determine the implied fair value of the reporting unit’s goodwill. If we determine during the second step that the carrying value of a reporting unit’s goodwill exceeds its implied fair value, we record an impairment loss equal to the difference.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions.  Our goodwill impairment test uses a weighting of the income and the market approaches to estimate reporting unit’s fair value.

We used a probability-weighted discounted cash flow (“DCF”) technique, a variation of the income approach, in the valuation process of the reporting unit, considered as a whole.  Under this method, forecasted net cash flow (“NCF”) of our business was developed and then discounted to the present value at a discount rate commensurate with the risks involved in the ultimate realization of those returns.  This income approach employs the following key projection estimates: (i) rolling chip turnover (“RCT”) and/or expected growth rates in RCT; (ii) win rates; (iii) operating costs and operating profit; (iv) NCF; and, (v) the determination of an appropriate discount rate (i.e., a rate of return) based on the reporting unit's deemed weighted average cost of capital (“WACC”).  The WACC considers observable market rates and yields and comparable company return data.  As the name implies, probability-weighted DCF analysis involves the development of several forecasted NCF scenarios that are then probability-weighted to yield an overall indication of reporting unit value. Assumptions used in DCF analysis gave consideration to historical financial and operating data, various internal estimates, and economic and market data as derived from a variety of external sources.  These estimates are developed as part of our routine short-term management procedures and long-range strategic planning process. In addition, we test the reasonableness of the assumption inputs and outcomes of our DCF analysis against available comparable market data.

Under the market approach, the fair value of a business unit is derived by reference to the Company’s market capitalization at the valuation date (i.e., its stock market price per share times the number of common shares outstanding).  In the appraisal process, the predominate weight was afforded to the DCF approach reflecting its greater relevancy and reliability as an indicator of fair value.

For the annual impairment assessment in 2014, considering the operation results with decreasing total rolling chips turnover and the decrease of market capitalization during fourth quarter of 2014, we performed the first step of goodwill impairment test and determined and concluded that the fair value of our reporting unit exceeded the carrying value. As of December 31, 2014, 2013 and 2012, we have completed our annual impairment assessments and concluded that goodwill was not impaired in any of these years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment losses on goodwill. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment charge that could be material.

Contingent Purchase Price Obligations for Acquisitions

Contingent purchase price liability was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets or the achievement of the rolling chip turnover targets at the acquisition date. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Company’s estimate of the gross profit or rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes.

On a quarterly basis, Management evaluates contingent purchase price liability for each acquisition assuming probability-weighted gross profits or rolling chip turnover targets are achieved over the earn-out period. The Company also utilizes the Monte Carlo Method to determine the average simulated share prices which are used to determine the estimated contingent liabilities for shares to be earned. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Company’s statement of operations and financial position in the period of change in estimate.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings. Contingent purchase price liability is described in Note 9, 10 and 11 of the Notes to Consolidated Financial Statements.

CERTAIN STATEMENTS OF OPERATIONS ITEMS

Revenue from VIP gaming promotion operations

Our source of revenue is primarily commissions received from the Casino Operators and the L’Arc Promoter from VIP gaming promotion operations. We also received a small amount of service revenues which are disbursement income from junket agents for providing transportation, accommodation, food and beverage and other complimentary services to them starting from 2013. The profits derived from our VIP gaming promotion operations depend on the gaming volumes and win rate in the VIP Rooms. Revenue from VIP gaming promotion operations is recorded based on our share of the gaming win/loss, and prior to September 2012, primarily as a fixed percentage of rolling chip turnover in the VIP Rooms, except for the period of our operation at MGM Macau Casino which was under a win/loss revenue sharing model.

The following table sets out the breakdown of our revenue source for the periods indicated. (All figures are in thousands.)

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012

Casino Operator A
VIP Room A-1	$87,207	$91,362	$87,717
VIP Room A-2	85,612	89,253	126,311
Sub-total	172,819	180,615	214,028
Casino Operator B
VIP Room B	20,212	27,307	10,260
Casino Operator C
VIP Room C	21,176	17,610	12,013
L’Arc Promoter
Oriental VIP Room at L’Arc	17,337	9,482	-
Disbursement income from junket agents	2,279	1,836	-
Total	$233,823	$236,850	$236,301

Commission to junket agents

We pay commissions to junket agents typically based on their rolling chip turnover. We do not pay commissions with respect to direct business VIP players sourced by our management team. We implemented a super agent program in September 2012 which allowed certain non-credit agents to participate in sharing overall win/loss with us in addition to receiving a fixed rate commission. During the years ended December 31, 2014, 2013 and 2012, the junket agents who participated in such super agent program received more commissions than they would have under the fixed rate commission model.

During the reporting periods, we experienced a decrease in the rolling chip turnover contributed by our direct business, which we expect will remain at a low level as our management will increasingly focus on the overall management of our business and cease to bring in direct business VIP players. We expect such decreasing trend may have a negative impact on our profit margin and an increase of our overall commission to junket agents as a percentage of rolling chip turnover.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of legal and professional fees, management salaries and director fees, management fees associated with the administration of the VIP gaming rooms, staff costs (excluding directors’ remuneration), VIP room operating costs and other expenses.

The following table sets out the breakdown of our selling, general and administrative expenses for the periods indicated. (All figures are in thousands.)

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012

Legal and professional fees	$1,324	$2,391	$1,551
Management salaries and director fees	2,776	2,452	1,745
Management fees	7,157	6,807	5,966
Staff costs excluding directors’ remuneration	2,309	1,746	143
VIP room operating costs(1)	5,205	2,218	6,703
Other (2)	4,698	3,560	2,233
Hong Kong Listing Expenses	3,037	2,312	-
Total	$26,506	$21,486	$18,341

Note:

(1)	VIP room operating costs in 2012 include the cost of complimentary services provided to Junket Agents, which beginning in 2013 were no longer complimentary and were reflected as net revenues.
(2)	Other mainly includes entertainment expenses, investor relations fees, advertising expenses and overseas travelling expenses by management.

RESULTS OF OPERATIONS

Year ended December 31, 2014 Compared to the Year ended December 31, 2013

The following table sets forth certain information regarding our results of operations for the years ended December 31, 2014 and 2013 (all figures are in thousands except ratios and percentages).

	Year Ended December 31, 2014	Year Ended December 31, 2013	% change from 2013 to 2014
Revenue from VIP gaming promotion	$233,823	$236,850	(1)%

Commission to junket agents	$188,448	$182,639	3%

Selling, general and administrative expenses	$26,506	$21,486	23%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration	$841	$17,833	(95)%

Percentage of operating income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming promotion	0.36%	7.53%

Non-GAAP Financial Results

The following Non-GAAP financial results for the years ended December 31, 2014 and 2013 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in thousands except ratios and percentages) (see Non-GAAP Financial Measures beginning on page 55.)

	Year Ended December 31, 2014	Year Ended December 31, 2013	% change from 2013 to 2014
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$17,206	$31,020	(45)%

Percentage of Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	7.36%	13.10%

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

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the years ended December 31, 2014 and 2013 (all figures are in thousands except for ratios and percentages).

	Year Ended December 31, 2014	Year Ended December 31, 2013	% change from 2013 to 2014
Rolling Chip Turnover	$16,627,093	$17,048,596	(2)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.41%	1.39%	1%

Commission to junket agents/Rolling Chip Turnover	1.13%	1.07%	6%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.26%	0.31%	(15)%

Selling, general and administrative expenses/Rolling Chip Turnover	0.16%	0.13%	26%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.01%	0.10%	(95)%

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2013 to December 31, 2014:

Period	Win Rate %

Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%
Q1 2014	3.60%
Q2 2014	2.18%
Q3 2014	2.53%
Q4 2014	3.95%

Revenue from VIP gaming promotion operations was US$234 million for the year ended December 31, 2014, as compared to US$237 million for the year ended December 31, 2013, representing an decrease of 1.3%, whereas revenue as a percentage of rolling chip turnover increased from 1.39% for the year ended December 31, 2013 to 1.41% in 2014, representing an increase of 1.2%. Such increases were primarily a result of (i) a win rate of 2.98% for the year ended December 31, 2014, which is within the statistical average win rate range, compared to a win rate of 2.97% for the year ended December 31, 2013; (ii) slower revenue growth of VIP baccarat as consistent with the overall growth of gaming revenue in Macau; and (iii) the economic downturn and tightening of credit in mainland China, where the majority of our VIP gaming patrons come from. The reduction in amounts of gaming credit we make available to VIP gaming patrons adversely impacted the growth in our total rolling chip turnover in 2012, 2013 and 2014. If the Chinese economy improves and demonstrates sustainable momentum, we may consider relaxing our credit extension policy.

During the fourth quarter of 2014, we experienced a significant decrease in our Rolling Chip Turnover compared to the same period in 2013. Our Rolling Chip Turnover in the fourth quarter was $2.9 billion and $4.4 billion in 2014 and 2013, respectively, a 34% decrease. Our Rolling Chip Turnover was significantly impacted by:

•	a higher than the statistical average win rate, which results in lower Rolling Chip Turnover;

•	certain players are being deterred by a variety of factors including tighter visa policies for mainland Chinese visitors, increased oversight of credit cards that many gamblers use to access funds in Macau, and new smoking restrictions at casinos;

•	a lack of demand from high rollers primarily due to recent anti-corruption enforcement act by PRC government; and

•	our tightening policy to provide gaming credit.

The commission paid to junket agents increased by US$5.8 million, or 3.2%, to US$188 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013, primarily as a result of our network of non credit agents and super agents program expand compared to the prior period. The commission paid to junket agents as a percentage of rolling chip turnover was 1.13% for the year ended December 31, 2014, up from 1.07% for the year ended December 31, 2013, an increase of 5.8%. Beginning in January 2013, we began an upward adjustment in commission rates to stay competitive in the Macau VIP gaming industry and to compensate our junket agents for no longer providing any complimentary hotel and casino services to them from January 2013 as well as higher commission paid to non-credit agents and super agents and a decrease in the percentage of revenue generated from direct business where we do not pay commission.

Selling, general and administrative expenses increased by US$5 million, or 23.4%, to US$26.5 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Selling, general and administrative expenses as a percentage of rolling chip turnover was 0.16% for the year ended December 31, 2014, up from 0.13% for the year ended December 31, 2013, representing an increase of 26.5% due to the increased expenses described below. Staff costs increased by US$0.6 million as a result of an increase in the number of employees and increased management fees of US$0.3 million due to the full year of operations of the Oriental VIP Room. We continue to directly hire employees to reduce our reliance on Pak Si and our monthly management fees have been reduced accordingly. Legal and professional fees decreased by US$1.1 million from the year ended December 31, 2013 to the year ended December 31, 2014; the costs were higher in 2013 primarily related to the acquisition of the Oriental VIP Room in June 2013. VIP gaming room operating costs increased by US$3 million during the year ended December 31, 2014 as a result of the additional gaming table rental costs for the Oriental VIP Room. We pay a monthly rent of US$0.4 million for gaming tables in the Oriental VIP Room to the L’Arc Promoter. Hong Kong Exchange listing fee expenses increased by US$0.7 million. We do not currently anticipate additional listing fees as a result of the Hong Kong Exchanges decision to no longer proceed with the Company’s listing application.

The special rolling tax decreased by US$0.04 million, or 2.5%, to US$1.7 million for the year ended December 31, 2014 from the year ended December 31, 2013 as a result of the decrease in rolling chip turnover. The percentage of the special rolling tax to revenue from VIP gaming promotion remained 0.7% in the year ended December 31, 2014 and 2013.

Amortization of intangible assets for the year ended December 31, 2014 was US$16.4 million as compared to US$13.2 million as a result of a full year of amortization expense for the intangible assets acquired in the Oriental VIP Room acquisition, completed in June 2013.

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration payables was US$0.8 million for the year ended December 31, 2014, as compared to operating income of US$18 million for the year ended December 31, 2013, representing a decrease of 95%, primarily as a result of (i) decrease in revenues as a result of lower average win rate; (ii) an increase in commission expense to junket agents; and (iii) an increase in selling, general and administrative expenses.

There was an increase to the fair value of the contingent consideration liability in respect of the Bao Li Acquisition and Oriental VIP Room acquisition of US$60.9 million, primarily resulting from the acquired networks of junket agents achieving better rolling chip turnover results than forecasted at the time of the acquisitions in September 2012 and June 2013 and revisions to the forecasted results in the remaining years of the purchase period to meet or exceed the rolling chip turnover targets. There was no fair value change of the contingent consideration payable in respect of the King’s Acquisition for the year ended December 31, 2014 as the forecasted gross profit level of King’s resulted in no additional earn-out shares expected to be earned by the King’s seller. As required by U.S. GAAP, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position.

As a result of the above, a decrease in our operation results by US$65.5 million from net income of US$5.4 million for the year ended December 31, 2013 down to a net loss of US$(60.1) million for the year ended December 31, 2014.

Basic and diluted loss per share for the year ended December 31, 2014 was US$0.99 based upon the weighted average share count of 60,781,915.

RESULTS OF OPERATIONS

Year ended December 31, 2013 Compared to the Year ended December 31, 2012

The following table sets forth certain information regarding our results of operations for the years ended December 31, 2013 and 2012 (all figures are in $ thousands except ratios and percentages).

	Year Ended December 31, 2013	Year Ended December 31, 2012	% change from 2012 to 2013
Revenue from VIP gaming promotion	$236,850	$236,301	0%

Commission to agents	$182,639	$154,570	18%

Selling, general and administrative expenses	$21,486	$18,341	17%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration	$17,833	$54,953	(68)%

Percentage of operating income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming promotion	7.53%	23.26%

Non-GAAP Financial Results

The following Non-GAAP financial results for the years ended December 31, 2013 and 2012 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures on page 55.)

	Year Ended December 31, 2013	Year Ended December 31, 2012	% change from 2012 to 2013
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$31,020	$61,575	(50)%

Percentage of Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	13.10%	26.06%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount nonnegotiable chips exchanged by VIP gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a player continues to make bets, they have to change the cash chips to non-negotiable chips.

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

	Year Ended December 31, 2013	Year Ended December 31, 2012	% change from 2012 to 2013
Rolling Chip Turnover	$17,048,596	$18,149,348	(6)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.39%	1.30%	7%

Commission to agents/Rolling Chip Turnover	1.07%	0.85%	26%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.31%	0.44%	(30)%

Selling, general and administrative expenses/Rolling Chip Turnover	0.13%	0.10%	30%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.10%	0.30%	(67)%

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2012 to December 31, 2013:

Period	Win Rate %

Q1 2012	2.93%
Q2 2012	3.08%
Q3 2012	3.14%
Q4 2012	3.00%
Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%

Revenue from VIP gaming promotion was US$237 million for the year ended December 31, 2013, as compared to US$ 236 million for the year ended December 31, 2012, an increase of US$0.5 million or 0.23%, principally as a result of (i) the win rate of 2.97% for the year ended December 31, 2013, in the range of the statistical average of 2.7%-3.0%, despite a 6% reduction in Rolling Chip Turnover; (ii) the change in remuneration model from the fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model in September 2012; (iii) the acquisition of the profit rights derived by Bao Li Gaming during September 2012 and the Oriental VIP Room in June 2013; and (iv) the additional net services revenues received from junket agents.

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

As of December 31, 2013, the total available lines of credit from the casino operators were an aggregate of approximately US$59 million, and the casino operators may extend temporary credit in excess of this amount. As of December 31, 2012, the total available lines of credit were an aggregate of approximately US$59 million Additional cage capital is available as a result of retained profits. Since September 1, 2012, all of our revenue is derived from the revenue sharing model, which has a higher risk of volatility than revenue earned under the fixed commission model. With the increase in cage capital, the number of rooms and the number of gaming tables available to us, management believes the risk of loss is lower than in prior periods. Due to the slowdown of China’s economy, we reduced the amounts of markers made available to VIP gaming patrons and took steps to collect outstanding markers. The reduction in amounts made available to VIP gaming patrons negatively impacted the growth in our total Rolling Chip Turnover during the last six quarters. As a result, we continue our marketing efforts to increase our Rolling Chip Turnover by working with junket agents who can provide their own capital (“non-credit junket agents”). Rolling Chip Turnover is correlated with the availability of cage capital and the win rate in the VIP gaming room. In order to reduce the effects of the policy of tightening credit to VIP gaming patrons, management continues to explore ways to enlarge its network of junket agents, including through the acquisition of Bao Li Gaming and the Oriental VIP Room, and to implement a more attractive commission program for junket agents as we have the flexibility after changing our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. If the Chinese economy improves and demonstrates sustainable momentum, we may consider relaxing our credit extension policy.

The commission paid to junket agents increased by US$28 million or 18.16%, during the year ended December 31, 2013, as compared to the same period in 2012, as a result of higher commission rates. The commission paid to junket agents, as a percentage of Rolling Chip Turnover, was 1.07% for the year ended December 31, 2013, up from 0.85% for the year ended December 31, 2012, as a result of greater non-credit commission paid and less direct business in relation to total Rolling Chip Turnover as a result of the tightening of credit to VIP gaming patrons in 2013, and the upward adjustment to commission rates as a result of the Company compensating its junket agents for no longer providing complimentary hotel and casino services and to increase the market competitiveness. Previously, the junket agents received hotel and casino services on a complimentary basis. In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This also resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Selling, general and administrative expenses increased by approximately US$3 million or 17.15%, while revenue increased by 0.23%, during the year ended December 31, 2013 as compared to 2012. Legal and professional fees increased by approximately US$0.8 million as a result of costs related to the acquisition of the Oriental VIP Room of approximately US$1.3 million offset by reduced compliance costs. VIP gaming room operating costs decreased approximately US$4.5 million as a result of netting services revenues with service expenses during the current period while in the prior period we provided these services on a complimentary basis, offset by an increase in entertainment costs of approximately US$1.4 million and table rental costs of approximately US$2.1 million in the Oriental VIP Room. We pay a monthly rental of approximately US$425,000 in order to have a greater percentage of revenue sharing, which we believe will be a recurring operating cost. Costs associated with our planned Hong Kong listing of approximately US$2.5 million which were expensed based upon management’s decision to not offer new Ordinary Shares. Salaries increased by approximately US$2.3 million as a result of an increase in the number of employees and direct employment of employees from Pak Si and increased salary for certain officers. Management fees increased by approximately US$0.8 million, primarily as a result of the addition of Bao Li Gaming beginning in September 2012 and the Oriental VIP Room beginning in July 2013. These increases were partially offset by a decrease in management fees due to direct employment of some employees from Pak Si.

The special rolling tax decreased by US$0.1 million, or 6.09%, during the year ended December 31, 2013 as compared to the same period in 2012 as a direct result of the decrease in Rolling Chip Turnover. The percentage of the rolling tax to revenue from VIP gaming promotion remained consistent at approximately 0.7%.

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisitions of King's Gaming, Bao Li Gaming and the Oriental VIP Room, was US$17.8 million for the year ended December 31, 2013, as compared to operating income of US$55 million for the year ended December 31, 2012, a decrease of approximately 67.55%, principally as a result of higher commission rate paid to the junket agents, and additional amortization associated with intangible assets acquired in the Bao Li Gaming and the Oriental VIP Room acquisitions. Operating income was 7.53% as a percentage of revenue from VIP gaming promotion, was lower than in prior periods. In order to attract more non-credit junket agents, beginning on September 1, 2012, we provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. The additional sharing that the junket agents received as a result of higher win rate during the year ended December 31, 2013 resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

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

There was no change in the fair value of the contingent consideration for King’s Gaming as the forecasted gross profit level of King’s Gaming resulted in no additional earn-out shares expected to be earned by the King’s Gaming Sellers. Additionally, there was a net increase to the contingent consideration liability for Bao Li Gaming and the Oriental VIP Room of US$12.4 million due primarily to a decrease in the market value of our Ordinary Shares offset by an increase in the forecasted Rolling Chip Turnover performance of Bao Li. As required by FASB ASC Topic 805 on business combinations, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and Rolling Chip Turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profit and Rolling Chip Turnover are achieved over the earn-out period. Actual achievement of gross profit range and Rolling Chip Turnover Target for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position in the period of change in estimate.

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

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012

Net (Loss) Income attributable to ordinary shareholders	$(60,077,935)	$5,387,502	$70,119,242

Amortization of intangible assets	16,365,034	13,187,006	6,622,238

Change in fair value of contingent consideration	60,918,569	12,445,789	(15,166,700)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$17,205,668	$31,020,297	$61,574,780

Weighted Average Shares Outstanding

Basic	60,781,915	53,030,405	45,752,743
Diluted	61,002,086	53,210,572	45,752,922

	For the Year Ended December 31, 2014		For the Year Ended December 31, 2013		For the Year Ended December 31, 2012
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted

Net (Loss) Income per share attributable to ordinary shareholders	$(0.99)	$(0.99)	$0.10	$0.10	$1.53	$1.53

Amortization of intangible assets	0.27	0.27	0.25	0.25	0.14	0.14

Change in fair value of contingent consideration	1.00	1.00	0.23	0.23	(0.33)	(0.33)

Non-GAAP earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.28	$0.28	$0.58	$0.58	$1.34	$1.34

TAXATION

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gain tax. In addition, payment by us to our shareholders is not subject to withholding tax in the Cayman Islands.

United States

We are not incorporated nor do we engage in any trade or business in the United States and are, therefore, not subject to United States federal income taxes.

Hong Kong

We are not subject to Hong Kong profits tax because all of our operations are performed outside Hong Kong, and Hong Kong adopts a territorial tax regime under which only Hong Kong-sourced income is subject to the profit tax.

British Virgin Islands

All of our BVI subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempt from payment of BVI taxes.

Macau

The Promoter Companies, Sang Heng, King’s, Bao Li, Iao Pou and Sang Lung, and L’Arc Collaborator are not subject to Macau Complementary Tax, because their gaming revenue is received net of taxes collected by the Macau Government which are paid directly by the Casino Operators on a monthly basis. As a result, no provision for Macau Complementary Tax has been made.

The exemption from Macau Complementary Tax, however, does not apply to the dividends to be distributed by the Company’s Macau subsidiaries. We are, therefore, subject to Macau Complementary Tax at a progressive rate of up to maximum of 12% for dividends we receive from Macau subsidiaries. Accordingly, we are required to recognize deferred tax liabilities for taxable temporary differences associated with its investments in Macau subsidiaries except where we will be able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

During the reporting period, no liability was recognized in respect of these differences because we were in a position to control the timing of reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

The Promotion Entities are subject to special rolling tax which is deducted and withheld by each Casino Operator and L’Arc Promoter on a monthly basis. The rate of special rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room, and the special rolling tax is deducted as a cost of operation.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2014, our total available cage capital was US$200 million, consisting of markers receivable of US$189 million and cash and cash chips on hand of US$11 million.

As of December 31, 2014, we had a total cash and cash equivalents balance of US$11 million, compared to cash and cash equivalents of US$7 million as of December 31, 2013. The increase is mainly as a result of collections of markers receivable offset by the settlement of the outstanding consideration for the acquisitions of the Oriental VIP Room, Bao Li Gaming and King’s Gaming in 2014. Our credit risk is primarily attributable to markers receivable.

As of December 31, 2014, we had available lines of credit of US$59 million from Casino Operators excluding temporary credits, of which US$32 million were outstanding as of December 31, 2014. If the Casino Operators decide not to renew the lines of credit in any given month, our rolling chip turnover may be reduced as a result of reduced credit extended to our VIP gaming patrons. As a result, our gaming revenue from the Casino Operators and L’Arc Promoter and our net operating income could also be reduced.

As of December 31, 2014, we had interest free loans from shareholders of US$2.6 million which are temporary credit extended to us from time to time as part of our cage capital to meet additional gaming credit demand by our VIP gaming patrons. Going forward, we intend to reduce such loans from shareholders.

Our expected sources of repayment of the lines of credit extended by the Casino Operators and our shareholders are the repayment of markers receivable from our VIP gaming patrons as well as receivables due from the Casino Operators and L’Arc Promoter.

In June 2011, we adopted a share repurchase plan, or the 2011 Repurchase Plan, to purchase up to two million of Shares on the open market at prices to be determined by our management. We purchased an aggregate of 26,300 Shares for an aggregate purchase price of US$0.1 million under the 2011 Repurchase Plan, which expired on June 30, 2012. The Shares repurchased under the 2011 Repurchase Plan have been retired and the purchase price was allocated to ordinary shares and additional paid in capital. In 2012, we repurchased an aggregate of 1,273,947 Shares for an aggregate purchase price of US$4.2 million pursuant to the 2012 Repurchase Plan. In the first three months of 2013, we repurchased the remaining 726,053 Shares available under the 2012 Repurchase Plan for an aggregate purchase price of US$2.7 million. The Shares have been retired and the purchase price was allocated to ordinary shares and additional paid in capital. In March 2013, the Board of Directors established the 2013 Repurchase Plan, which authorized us to purchase up to four million of Shares on the open market at prices to be determined by our management. During the year ended December 31, 2013 we repurchased an aggregate of 732,900 Shares for an aggregate purchase price of US$2.3 million pursuant to the 2013 Repurchase Plan. During the year ended December 31, 2014, we repurchased an aggregate of 1,415,300 Shares for an aggregate purchase price of US$4.2 million pursuant to the 2013 Repurchase Plan. The Shares repurchased under the 2013 Repurchase Plan were retired and the purchase price was allocated to ordinary shares and additional paid in capital. The 2013 Repurchase Plan, which remains effective until terminated by our officers who are authorized to discontinue such plan at any time in their discretion.

Working capital

We believe that we have sufficient working capital available for the next twelve months.

Cash flow

Historically, we have financed our working capital and other capital requirements primarily through cash generated from our operations and shareholder loans. The following table sets forth a summary of our cash flows for the periods indicated. (All figures are in thousands.)

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012

Net cash provided by operating activities	$60,602	$37,906	$46,428
Net cash used in investing activities	(291)	(20,127)	(15,146)
Net cash used in financing activities	(56,929)	(30,845)	(27,391)
Net increase (decrease) in cash and cash equivalents	$3,382	$(13,066)	$3,891

Cash flow generated from operating activities

The increase in net cash provided by operating activities for the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to an increase in cash provided by markers receivable offset by repayments of lines of credit. The increase in cash provided by marker receivable was due primarily to the efforts to collect marker receivables. Other fluctuations in cash from operating activities were due primarily to miscellaneous timing differences.

Cash flow used in investing activities

The decrease in net cash used in investing activities for the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to no material payments related to acquisition transactions during the year ended December 31, 2014. During the year ended December 31, 2013, the Company paid US$20.0 million for the Oriental VIP room acquisition. In 2014, the cash used in investing activities was primarily used for purchasing the property and equipment.

Cash flow used in financing activities

The increase in net cash used in financing activities for the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to (1) payout of US$26 million of contingent consideration for the Oriental VIP Room acquisition; (2) less repayment to shareholder loans; and (3) a decrease in dividend payout due to decrease in earnings. Also, there was no material cash provided by financing activities for the year ended December 31, 2014; the major increase in cash provided by financing activities for the year ended December 31, 2013 was the approximately $29.4 million received from a rights offering completed in June 2013.

Future sources and uses of cash

We generally funded our operations from cash generated from operating activities.

We expect that our future liquidity and capital requirements will be affected by:

•	capital requirements related to prior and future acquisitions;
•	cash flow from prior and future acquisitions;
•	working capital requirements;
•	dividend distributions;
•	repurchase of outstanding shares;
•	funds raised through the issuance of our securities; and
•	earnings accumulated and reinvested.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

We have the following long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities as of December 31, 2014:

	Payments due by period
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

Shareholder Loans	$2,612,490	$2,612,490	$-	$-	$-
Operating Lease Obligations	68,445	68,445	-	-	-
Management Agreements	4,797,091	4,797091	-	-	-
Employment Agreements	1,573,592	723,592	850,000	-	-
Contingent Consideration	83,695,657	36,401,512	47,294,145	-	-
	$92,747,275	$44,,603,130	$48,144,145	$-	$-

Other Events

On April 1, 2015, the Company issued a press release announcing 2014 financial results. A copy of the press release is attached as Exhibit 99.1.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors consists of nine (9) directors divided into three classes, each of which serves for a term of three years, with only one class of directors being elected in each year. All of the current directors other than João Manuel Santos Ferreira, George Chui Vai Hou, Yeung Lun Allan, and Peter Li were initially elected by the shareholders at the time of the acquisition of AGRL. Messrs. Ferreira, Chui and Yeung were initially appointed by the existing directors on April 7, 2010. Peter Li was initially elected by the shareholders at our 2011 annual meeting on December 13, 2011. The directors serve as follows:

•	in the class to stand for reelection in 2015: Leong Siak Hung, James R. Preissler and João Manuel Santos Ferreira;

•	in the class to stand for reelection in 2016: Lam Man Pou, Vong Hon Kun and George Chui Vai Hou; and

•	in the class to stand for reelection in 2017: Peter Li, Raymond Li Chun Ming, and Yeung Lun Allan;

Our executive officers are:

Name	Position
Lam Man Pou	Chairman and Chief Marketing Officer
Leong Siak Hung	Chief Executive Officer
Raymond Li Chun Ming	Chief Financial Officer
Vong Hon Kun	Chief Operating Officer
Sylvia Lee	Executive Vice President

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

Lam Man Pou, age 51, has been the chairman and chief marketing officer and a director of the Company since February 2010 and has been the chairman, chief marketing officer and a director of AGRL since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing IKGH’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Leong Siak Hung, age 44, has served as the Chief Executive Officer and a director of the Company since February 2010 and has served as the chief executive officer and a director of AGRL since its formation and is responsible for the direct general administration of the Company and the Company’s strategic planning and expansion. Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China. From November 2001 through June 2003, he was chief executive officer of National Craft Industrial Co. Ltd, a toys manufacturing company in China. From July 2003 to June 2006, he was chief executive officer of Idea Kids Toy Co. Ltd. and Genesis Industrial Co. Ltd. Since July 2006, he has been chairman of Idea Kids Toy Co., Ltd, a toy manufacturing company in China, and also has been chairman of Genesis Industrial Co., Ltd, a toy manufacturing company in Macau. From July 2006 to December 31, 2009, he was chairman of Zhuhai Zhongzhu Real Estate Development Company Ltd, a real property developer. He has acted as management advisor for Mr. Lam in respect of general administration and human resources management for VIP gaming rooms since May 2006. Mr. Leong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Li Chun Ming, Raymond, age 57, has served as the chief financial officer and a director of the Company since February 2010 and has served as chief financial officer and a director of AGRL since its formation and is responsible for the accounting and finance of the Company. Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants. He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants. He is a graduate of Hong Kong Polytechnic University, Department of Accounting. From July 1984 through July 2005 he worked as senior manager for Tony C. M. Yau & Company, Certified Public Accountant, in Hong Kong, where he was engaged in auditing, accounting and corporate services. From August 2005 through July 2006 he worked as a consultant for K Li Business Consultancy Limited, where he was engaged in the provision of corporate and financial advisory services. Since August 2006 he has been an executive director of Klis & Associates CPA Limited, Certified Public Accountants, in Hong Kong. In September 2004, he was appointed as an independent non-executive director of Benefun International Holding Limited, a Hong Kong publicly listed company engaged in the sales of plantation products, property development, garment manufacturing and retailing, and held such position until May 2009. He has acted as an advisor to Mr. Lam in respect of the financial management of the VIP gaming rooms since May 2006. Mr. Li’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Vong Hon Kun, age 49, has served as the chief operating officer and a director of the Company since February 2010 and has served as chief operating officer and a director of AGRL since its formation and is responsible for the day-to-day operation of the Company and developing the VIP gaming patron market in mainland China and the junket agent network throughout that country. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 20 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

James R. Preissler, age 43, has served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York.

João Manuel Santos Ferreira, age 61, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan , age 57, has served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr. Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

George Chui Vai Hou, age 47, has served as a director of the Company since April 7, 2010. Mr. Chui has been Executive Director of Wai Luen Import & Export Company Limited in Macau since 1998. Since December 2008, he has also been Executive Director of Ieng Tat Investment & Development Company Limited, a Macau company engaged in investment activities. From December 2000 to June 2006, he was also Executive Director of Tai Chong Ip (Group) Company Limited, a real estate trading company in Macau. Mr. Chui has also been invited and serves as a Member of the 9th, 10th and 11th Guangzhou Committees of the Chinese People’s Political Consultative Conference of China, which are consultative committees for the Conference. He received a Bachelor’s degree in Social Sciences with First Class Honours, majoring in accounting and statistics, from the University of Southampton in the United Kingdom and also holds a Master of Science degree in International Banking and Financial Studies from the same university. Mr. Chui’s business address is 13A Seng Vo Kok, 405 Rua De Amizade, Macau.

Peter Li, age 50, has served as our director since December 2011. Mr. Li served as a director of CS China from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Mr. Li is currently chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China. Mr. Li is an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT) and Yuhe International Inc.(PK.YUII). Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada.

Sylvia Lee , age 50, became our executive vice president in April 2010. She served as the president, chief financial officer and secretary of CS China from its inception until June 2008 and as a director of the Company from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

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

Compensation Components

Base Salary .  Generally, we set executive base salaries for our executives and those of AGRL at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. Base salaries will generally be reviewed annually, subject to terms of employment agreements, and we will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Incentive Bonuses .  We may design and utilize cash incentive bonuses for our executives and those of AGRL to focus them on achieving key operational and financial objectives within a yearly time horizon. It is expected that such bonuses will be based on the standards include objective standards for job specific matters and subjective standards based on diligence, improvement of skills and company loyalty, decisiveness and an appropriate service mind-set. Improvement over the prior year is considered highly important. No cash bonuses have been granted to date.

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

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2014:

Name and Principal Position	Fees Earned or Paid in Cash (US$)	Ordinary Shares (US$)	Total (US$)
Lam Man Pou, Chairman and Chief Marketing Officer	201,168	—	201,168
Leong Siak Hung, Chief Executive Officer	278,541	—	278,541
Raymond Li Chun Ming, Chief Financial Officer	232,117	—	232,117
Vong Hon Kun, Chief Operating Officer	201,168	—	201,168
Sylvia Lee, Executive Vice President	30,000	20,000	50,000

(1) Our board of directors determined that the valuation price of our ordinary shares with respect to the 2014 equity compensation was $1.79.

AGRL has employment agreements with two of its executive officers. The following table sets forth certain information about these employment agreements as of December 31, 2014.

Officer	Position	Termination Date	Annual Salary
Lam Man Pou	Chief Marketing Officer	Expired, pending renewal*	$201,189
Vong Hon Kun	Chief Operating Officer	Expired, pending renewal*	$201,189

*These agreements are expected to renew in May 2015.

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

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. The directors of the Company are entitled to receive an aggregate of 111,730 ordinary shares for fiscal 2014. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2014.

Name	Fees Earned or Paid in Cash (US$)	Ordinary Shares(1) (US$)	Total (US$)
Raymond Li Chun Ming	35,000	20,000	55,000
Yeung Lun Allan	38,000	20,000	58,000
Lam Man Pou	30,000	20,000	50,000
Vong Hon Kun	30,000	20,000	50,000
George Chui Vai Hou	38,000	20,000	58,000
Leong Siak Hung	30,000	20,000	50,000
James R. Preissler	40,000	20,000	60,000
Manuel Santos Ferreira	38,000	20,000	58,000
Peter Li	38,000	20,000	58,000

(1)	Our board of directors determined that the valuation price of our ordinary shares with respect to the 2014 directors’ equity compensation was $1.79.

Incentive Plan

On December 13, 2011, our shareholders approved the the Iao Kun Group Holding Company Limited 2011 Omnibus Securities and Incentive Plan (the “2011 Incentive Plan”). The purpose of the 2011 Incentive Plan is to assist us to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants, to us and our affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of our shareholders. Awards under the 2011 Incentive Plan are limited in the aggregate to 200,000 ordinary shares. As of the date of this Annual Report, there are 28,200 ordinary available for issuance under the 2011 Incentive Plan. We plan to issue 111,730 ordinary shares for the equity portion of 2014 compensation upon approval of a shareholders meeting for a revised Incentive Plan and approval from the Board of Directors.

General Description of the 2011 Incentive Plan

The following is a summary of the material provisions of the 2011 Incentive Plan and is qualified in its entirety by reference to the complete text of the 2011 Incentive Plan, a copy of which is attached as an exhibit hereto.

Administration . The 2011 Incentive Plan is administered by a committee (the “Committee”) designated by the Board of Directors, which shall consist solely of three (3) or more Directors who are each (i) “outside directors” (“Outside Directors”) within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) “non-employee directors” within the meaning of Rule 16b-3 (“Non-Employee Directors”) and (iii) ”independent” for purposes of any applicable listing requirements; provided, however, that the Board of Directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not (x) Outside Directors, the authority to grant awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such award, or (B) persons with respect to whom the Company wishes to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. Our Compensation Committee serves as this Committee. If a member of the Committee shall be eligible to receive an award under the Plan, such Committee member shall have no authority hereunder with respect to his or her own award. Among other things, the Committee has complete discretion, subject to the terms of the 2011 Incentive Plan, to determine the employees, non-employee directors and non-employee consultants to be granted an award under the 2011 Incentive Plan, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price under each option and base price for each SAR (as defined below), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the ordinary shares underlying the award, and the required withholdings, if any. The Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2011 Incentive Plan.

Grant of Awards; Shares Available for Awards . The 2011 Incentive Plan provides for the grant of awards which are distribution equivalent rights, incentive share options, non-qualified share options, performance shares, performance units, restricted shares, restricted share units, share appreciation rights (“SARs”), tandem share appreciation rights, unrestricted shares or any combination of the foregoing, to key management employees and nonemployee directors of, and nonemployee consultants of, the Company or any of its subsidiaries (each a “participant”) (however, solely employees of the Company or its subsidiaries are eligible for awards which are incentive share options). We have reserved a total of 200,000 shares for issuance as or under awards to be made under the 2011 Incentive Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any shares subject to such award shall again be available for the grant of a new award. The 2011 Incentive Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The Board of Directors in its discretion may terminate the 2011 Incentive Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2011 Incentive Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The number of shares for which awards which are options or SARs may be granted to a participant under the 2011 Incentive Plan during any calendar year is limited to 10,000.

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

Options . The term of each option shall be as specified in the option agreement; provided, however, that except for options which are incentive share options (“ISOs”) granted to an employee who owns or is deemed to own (by reason of the attribution rules applicable under Code Section 424(d)) more than 10% of the combined voting power of all classes of stock of the Company or the parent or a subsidiary of the Company (a “ten percent shareholder”), no option shall be exercisable after the expiration of ten (10) years from the date of its grant.

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

Restricted Share Awards . A restricted share award is a grant or sale of ordinary shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee or the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee or the Board of Directors may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2011 Incentive Plan and any agreement relating to the restricted share award, a participant who is granted or has purchased restricted shares shall have all of the rights of a shareholder, including the right to vote the restricted shares and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee or the Board of Directors). During the restricted period applicable to the restricted shares, subject to certain exceptions, the restricted shares may not be sold, transferred, pledged, hypothecated, or otherwise disposed of by the participant.

Unrestricted Share Awards . Pursuant to the terms of the applicable unrestricted share award agreement, a holder may be awarded (or sold) ordinary shares which are not subject to restrictions, in consideration for past services rendered thereby to us or an affiliate or for other valid consideration.

Restricted Share Units Awards . The Committee shall set forth in the applicable restricted share unit award agreement the individual service-based or performance-based vesting requirement which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the Holder. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a restricted share unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one (1) ordinary share, as determined in the sole discretion of the Committee and as set forth in the restricted share unit award agreement, for each restricted share unit subject to such restricted share unit award, if and to the extent the applicable vesting requirement is satisfied. Such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted share unit first becomes vested.

Performance Unit Awards . The Committee shall set forth in the applicable performance unit award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or the Company would be required to satisfy before the holder would become entitled to payment, the number of units awarded to the holder and the dollar value assigned to each such unit. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance unit shall be entitled to receive a cash payment equal to the dollar value assigned to such unit under the applicable performance unit award agreement if the holder and/or the Company satisfy (or partially satisfy, if applicable under the applicable performance unit award agreement) the performance goals and objectives set forth in such performance unit award agreement. If achieved, such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate.

Performance Share Awards . The Committee shall set forth in the applicable performance share award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or the Company would be required to satisfy before the holder would become entitled to the receipt of ordinary shares pursuant to such holder’s performance share award and the number of ordinary shares subject to such performance share award. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such goals and objectives are achieved, the distribution of such ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such goals and objectives relate. At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance share award shall have no rights as a shareholder of the Company until such time, if any, as the holder actually receives ordinary shares pursuant to the performance share award.

Distribution Equivalent Rights . The Committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares or is to be entitled to choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such award becomes vested, the distribution of such cash or ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the holder’s interest in the award vests. Distribution equivalent rights awards may be settled in cash or in ordinary shares, as set forth in the applicable distribution equivalent rights award agreement. A distribution equivalent rights award may, but need not be, awarded in tandem with another award, whereby, if so awarded, such distribution equivalent rights award shall expire, terminate or be forfeited by the holder, as applicable, under the same conditions as under such other award. The distribution equivalent rights award agreement for a distribution equivalent rights award may provide for the crediting of interest on a distribution rights award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest was credited), at a rate set forth in the applicable distribution equivalent rights award agreement, on the amount of cash payable thereunder.

Share Appreciation Rights . A SAR provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of ordinary shares subject to the SAR on the date of exercise, over (B) the product of the number of ordinary shares subject to the SAR multiplied by the base value under the SAR, as determined by the Committee or the Board. The base value of a SAR shall not be less than the fair market value of an ordinary share on the date of grant. If the Committee grants a share appreciation right which is intended to be a tandem SAR, additional restrictions apply.

Recapitalization or Reorganization .. Subject to certain restrictions, the 2011 Incentive Plan provides for the adjustment of ordinary shares underlying awards previously granted if, and whenever, prior to the expiration or distribution to the holder of ordinary shares underlying an award theretofore granted, the Company shall effect a subdivision or consolidation of the ordinary shares or the payment of an ordinary share dividend on ordinary shares without receipt of consideration by the Company. If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted award, the holder shall be entitled to receive (or entitled to purchase, if applicable) under such award, in lieu of the number of ordinary shares then covered by such award, the number and class of shares and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the holder had been the holder of record of the number of ordinary shares then covered by such award. The 2011 Incentive Plan also provides for the adjustment of shares underlying awards previously granted by the Board of Directors in the event of changes to the outstanding ordinary shares by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split ups, spin offs, exchanges or other relevant changes in capitalization occurring after the date of the grant of any award, subject to certain restrictions.

Amendment and Termination . The 2011 Incentive Plan shall continue in effect, unless sooner terminated pursuant to its terms, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The Board of Directors may terminate the 2011 Incentive Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2011 Incentive Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The Board of Directors shall have the right to alter or amend the 2011 Incentive Plan or any part hereof from time to time; provided, however, that without the approval by a majority of the votes cast at a meeting of shareholders at which a quorum representing a majority of the ordinary shares of the Company entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification of the 2011 Incentive Plan may (i) materially increase the benefits accruing to holders, (ii) except as otherwise expressly provided in the 2011 Incentive Plan, materially increase the number of ordinary shares subject to the 2011 Incentive Plan or the individual award agreements, (iii) materially modify the requirements for participation, or (iv) amend, modify or suspend certain repricing prohibitions or amendment and termination provisions as specified therein. In addition, no change in any award theretofore granted may be made which would materially and adversely impair the rights of a holder with respect to such award without the consent of the holder (unless such change is required in order to cause the benefits under the 2011 Incentive Plan to qualify as “performance-based” compensation within the meaning of Section 162(m) of the Code or to exempt the 2011 Incentive Plan or any Award from Section 409A of the Code).

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

We have entered into indemnification agreements separately with each of our current directors and officers that provide, in consideration of the director or officer continuing to serve us in his current capacity, for us to indemnify, and advance expenses to, him or her to the fullest extent permitted by law in effect on the date of execution of the agreements or to such greater extent as applicable law may thereafter permit. The rights of indemnification apply if, by reason of such person’s position as an officer or director of us or any of our subsidiaries, he or she was or is threatened to be made, a party to any threatened, pending or completed legal proceeding. With respect to proceedings other than one brought by or in our right ( i.e., a shareholders’ derivative proceeding), the indemnification covers expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person or on his or her behalf in connection with any such proceeding or any claim, issue or matter therein, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. With respect to proceedings brought by or in our right, the indemnification covers expenses and amounts paid in settlement (such settlement amounts not to exceed, in the judgment of our board of directors, the estimated expense of litigating the proceeding to conclusion) actually and reasonably incurred by him or her or on his or her behalf in connection with any such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. However, no indemnification against such expenses or amounts paid in settlement shall be made in respect of any claim, issue or matter in any such proceeding as to which indemnified person has been adjudged to be liable to us if applicable law prohibits such indemnification unless the court in which such proceeding shall have been brought, was brought or is pending, shall determine that indemnification against expenses or amounts paid in settlement may nevertheless be made by us. We will advance an indemnified person reasonable and substantiated expenses, judgments, penalties and fines and amounts paid in settlement in advance of a final determination of liability upon such person agreeing to repay amounts advanced in the event of an ultimate determination that he or she is not entitled to be indemnified with respect to the amounts advanced. The rights of the indemnitees under the agreements are not deemed exclusive of any other rights they may be entitled to under applicable law, our memorandum and articles of association, any agreement, vote of shareholders or resolution of directors or otherwise. Each agreement will remain in effect until the later of ten years after the date the indemnitee shall have ceased to serve as a director or officer or the final determination of all pending proceedings.

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

Code of Ethics

In August 2008, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries and is described in the section of this Annual Report entitled “ Code of Ethics and Related Person Policy “ under Item 7.B. herein. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to Iao Kun Group Holding Company Limited, Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

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

72

	2012	2013	2014
Number of Employees	17	53	76

Part of the day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing certain staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Such agreements are for one-year terms.

E.	Share Ownership

See Item 7, below.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 27, 2015 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. Our major shareholders do not have different voting rights than our non-majority shareholders. Percentages of ownership are based on 60,452,314 ordinary shares outstanding as of March 27, 2015. Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Sylvia Lee(1)	2,434,566	(2)	4.0%
Vong Hon Kun(3)	8,386,122		13.9%
Lam Chou In(3)	6,771,875		11.2%
Lam Man Pou(3)	6,513,265		10.8%
Chui Vai Hou, George(3)	12,140		*
James R. Preissler(4)	228,197		*
Leong Siak Hung(5)	1,321,757		2.2%
Li Chun Ming, Raymond(3)	20,825		*
Peter Li	183,413		*
Joao Manuel Santos Ferreira(3)	17,304		*
Yeung Lun, Allan(3)	17,304		*

All of our directors and executive officers as a group (10 individuals)	19,134,893		31.7%

All of our directors, executive officers and 5% stockholders who are our employees as a group.	25,906,768		42.9%

*	Less than 1%.
(1)	The business address of Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.
(2)	Represents 115,849 ordinary shares owned jointly by Mrs. Lee and her husband, 20,825 ordinary shares owned by Mrs. Lee and 2,297,892 ordinary shares held by CS Capital USA, LLC, an affiliate of Mrs. Lee and her husband.
(3)	Each of these persons maintains a business address at 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.
(4)	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.
(5)	1,300,932 of such shares are held by Legend Global International Limited, of which Leong Siak Hung, director, has sole voting and dispositive power over the shares owned by it, which shares constitute all of the shares beneficially owned by Mr. Leong. The business address of Legend Global International Limited is Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.

As of March 27, 2015, we believe that 11 holders of record of approximately 43.5% of our outstanding ordinary shares reside in the United States.

B.	Related Party Transactions

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

Entity Name	Management Team Member Owning Entity
Sang Heng	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Doowell Limited	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Iao Pou	Lam Chou In
King’s Gaming	Mok Chi Hung
Sang Lung	Lam Man Pou and Vong Hon Kun
Bao Li	Lou Kan Kuong and Lei Kam Keong
Oriental	Lam Chou In and Vong Veng Im

The following is a summary of related party transaction and balances as of and for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012

Loans payable to Mr. Lam Man Pou and Mr. Vong Hon Kun	$2,612,490	$5,809,075	$62,214,078

Loan payments made to Mr. Lam Man Pou and Mr. Vong Hon Kun in cash	$3,196,222	$25,802,070	$671,071

Contingent consideration payable to Mr. Mok Chi Hung	$-	$9,000,000	$18,000,000

Contingent consideration paid to Mr. Mok Chi Hung in cash	$9,000,000	$9,000,000	$9,000,000

Contingent consideration payable to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$42,291,631	$33,027,050	$32,294,981

Contingent consideration paid to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$13,000,000	$13,000,000	$15,146,032

Contingent consideration payable to Mr. Vong Veng Im	$41,404,026	$36,528,269	$-

Contingent consideration paid to Mr. Vong Veng Im	$26,000,000	$20,000,000	$-

Payable to Pak Si for management services	$573,897	$619,042	$567,684

Total expense for Pak Si for management services	$7,156,950	$6,807,018	$5,966,147

Entertainment expense paid to restaurant owned by Mr. Lam Man Pou, Mr. Vong Hon Kun and Mr. Leong Siak Hung	$727,298	$779,224	$-

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

City of Dreams Hotel & Casino has extended a credit line of $3.9 million to Bao Li Gaming, which is guaranteed by Mr. Lou. The credit line is used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the VIP gaming room promoted by Bao Li Gaming at City of Dreams Hotel & Casino. The credit line is non-interest bearing and Mr. Lou is not compensated by AGRL for the guarantee.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their VIP gaming patrons. Such loans by Messrs. Lam and Vong are non-interest bearing. See the section entitled “AGRL’s Gaming Operations—Profit Interest Agreements” under Item 4.B. herein for further information regarding these arrangements.

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP Gaming Entities have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law. Such agreements are for one-year terms. Effective July 1, 2014, the monthly payments were revised for Sang Heng and Sang Lung from US$155,000 to approximately $142,000 each; and Bao Li, King’s Gaming and the Oriental VIP Room from US$103,000 to approximately $97,000 each. Effective January 1, 2015, the monthly payments were revised for Sang Heng and Sang Lung from $142,000 to $103,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were revised from $97,000 to $65,000 each.

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

	Ordinary Shares		Warrants		Units
	High $	Low $	High $	Low $	High $	Low $
Annual Highs and Lows
2015*	1.76	1.08	—	—	—	—
2014	3.51	1.22	—	—	—	—
2013	4.68	2.78	—	—	—	—
2012	6.56	2.30	—	—	—	—
2011	10.87	4.60	—	—	—	—

Quarterly Highs and Lows
2015
First Quarter	1.76	1.08	—	—	—	—
Second Quarter*	1.70	1.55	—	—	—	—
2014
First Quarter	3.51	2.60	—	—	—	—
Second Quarter	3.49	2.93	—	—	—	—
Third Quarter	3.26	2.30	—	—	—	—
Fourth Quarter	2.29	1.22	—	—	—	—
2013
First Quarter	4.77	3.19	—	—	—	—
Second Quarter	5.09	3.42	—	—	—	—
Third Quarter	4.25	3.77	—	—	—	—
Fourth Quarter	3.96	2.78	—	—	—	—
Monthly Highs and Lows
March 2015	1.76	1.50	—	—	—	—
February 2015	1.43	1.10	—	—	—	—
January 2015	1.26	1.08	—	—	—	—
December 2014	1.72	1.22	—	—	—	—
November 2014	2.07	1.86	—	—	—	—
October 2014	2.29	1.88	—	—	—	—
September 2014	3.01	2.30	—	—	—	—

*     Through April 10, 2015

The closing bid price for our ordinary shares on March 31, 2015 was $1.66.

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

Our only long term liabilities are the management agreements between IKGH’s Promotion Entities and Pak Si Management and Consultancy Limited of Macau, pursuant to which that company is responsible for the hiring and management of staff at the VIP gaming rooms promoted by the VIP gaming promoters in Macau. Each of the management agreements is for a one-year term, subject to renewal. The total obligations of IKGH’s Promotion Entities for year 2015 are approximately US $4,797,000. See the section entitled “IKGH’s Gaming Operations” under Item 4.B. herein.

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

On June 26, 2013, we entered into a profit interest purchase agreement (the “Oriental VIP Room Purchase Agreement”) among us, as purchaser, Mr. Vong Veng Im, as seller, and Frontier Champion Limited, our wholly owned subsidiary, whereby we agreed to acquire, and Mr. Vong Veng Im agreed to dispose of, the right, title, interest and benefit in and to 100% of the net operating profit generated by Oriental VIP Room at the VIP gaming room located at level 1 of the Le Royal Arc Casino located in NAPE, Downtown Macau, pursuant to a separate profit interest agreement entered into between Frontier Champion and Mr. Vong Veng Im (the “Oriental VIP Room Profit Interest”). We closed the transactions contemplated by the Oriental VIP Room Purchase Agreement on June 26, 2013. For further details about such agreement, please refer to the section titled “Acquisition of Oriental VIP Room” under Item 4.A. herein.

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

In connection with the Rights Offering, the Company also entered into a standby purchase agreement (the “Standby Purchase Agreement”), dated as of June 4, 2013, with certain persons, including Lam Man Pou, the Company’s chairman, Vong Hon Kun, the Company’s chief operating officer, Lam Chou In, Zheng An Ting, So Kam Tai, Au Chun Yin, Chan Fok Hoi, Chan Kai Ian, Sin Kam Chan, Leong Wai Meng and Cheung Mee Mo (the “Standby Purchasers”), whereby the Standby Purchasers agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price we would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. On June 21, 2013, the closing date of the offering, a total of 19,527,950 ordinary shares were issued. The Company incurred offering costs of $2,067,809.

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

Based on the composition (and estimated values) of the assets and the nature of our income and our subsidiaries during our 2014 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2014 taxable year, there can be no assurance in respect to our PFIC status for our 2014 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2015) taxable year or any future taxable year.

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

There were no material modifications to the rights of our shareholders during fiscal year 2014.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, who is our principal executive officer, and Chief Financial Officer, who is our principal financial officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2014 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2014. The Company’s independent registered public accounting firm has issued an audit report on the Company’s internal control over financial reporting as of December 31, 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Iao Kun Group Holding Company Limited (F/K/A AERL)

We have audited Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows of Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries, and our report dated April 13, 2015 expressed an unqualified opinion.

/s/ UHY LLP
New York, New York
April 13, 2015

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The business address of UHY LLP is 19 West 44th Street, New York, New York 10036.

The following is a summary of fees paid or to be paid by us to UHY LLP for services rendered as the principal accountant.

	Year Ended December 31, 2013	Year Ended December 31, 2014
Audit Fees	$342,153	$391,901
Audit-Related Fees	170,557	151,955
Tax Fees	-	-
All Other Fees	-	-

Audit fees billed by UHY LLP during the fiscal years ended December 31, 2013 and 2014 related to professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 20-F for those fiscal periods, the review of our financial information included in semi-annual Reports of Foreign Private Issuer on Form 6-K, and our registration statements and proxy statement filings.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE.

There are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under listing standards of NASDAQ.

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

Item 19.	EXHIBITS

Exhibit No.	Description
2.1	Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune Investment Ltd (included as Annex A to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)
2.2	Amendment No. 4 to Stock Purchase Agreement, dated April 18, 2011, among Iao Kun Group Holding Company Limited, AGRL, and Spring Fortune Investment Ltd(8)
2.3	Profit Interest Purchase Agreement, dated November 10, 2010, by and among Iao Kun Group Holding Company Limited and King’s Gaming Promotion Limited, Mr. Mok Chi Hung and Mr. Wong Hon Meng(5)
2.4	Profit Interest Purchase Agreement, dated September 5, 2012, by and among Iao Kun Group Holding Company Limited and Bao Li Gaming Promotion Limited, Mr. Lou Kan Kuong and Mr. Lei Kam Keong(13)
3.1	Form of Second Amended Memorandum and Articles of Association (included as Annex D to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)
4.1	Specimen Unit Certificate(1)

4.2	Specimen Ordinary Share Certificate(2)
4.3	Specimen Warrant Certificate(1)
4.4	Form of Unit Purchase Option granted to EarlyBirdCapital, Inc.(1)
4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and registrant(1)
10.1	Form of Escrow Agreement among CS China Acquisition Corp., Spring Fortune Investment Ltd, Spring Fortune Investment Ltd Designee(s) and Continental Stock Transfer & Trust Company(3)
10.2	Employment Agreement, dated October 6, 2009 between AGRL and Leong Siak Hung(3)
10.3	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Leong Siak Hung (13)
10.4	Employment Agreement, dated October 6, 2009 between AGRL and Raymond Li Chun Ming(3)
10.5	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Raymond Li Chun Ming (13)
10.6	Employment Agreement, dated October 6, 2009 between AGRL and Lam Man Pou(3)
10.7	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Man Pou (13)
10.8	Employment Agreement, dated October 6, 2009 between AGRL and Vong Hon Kun(3)
10.9	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Vong Hon Kun (13)
10.10	Employment Agreement, dated November 10, 2010, between the Company and Wong Hon Meng (7)
10.11	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Wong Hon Meng (13)
10.12	Employment Agreement, dated February 2, 2010, between the Company and Lam Chou In(13)
10.13	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Chou In (13)
10.14	Employment Agreement, dated November 2010, between the Company and Mok Chi Hung(13)
10.15	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Mok Chi Hung (13)
10.16	Management Service Contract dated January 1, 2010 between Iao Pou Gaming Promotion Limited and Pak Si Management and Consultancy Limited(3)
10.17	Management Service Contract dated January 1, 2010 between Sang Heng Gaming Promotion Company Limited and Pak Si Management and Consultancy Limited(3)
10.18	VIP Junket Promotion Agreement, dated January 18, 2008 between Gillmann Investments Asia, Ltd. and Doowell Limited(3)
10.19	VIP Gaming Promotion Agreement, dated November 14, 2008 between Unicorn Incorporation and Champion Lion Limited(3)
10.20	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Lung Gaming Promotion Company Limited(13)
10.21	Profit Interest Agreement, dated February 2, 2010 between Well Mount International Limited and Doowell Limited(3)
10.22	Profit Interest Agreement, dated February 2, 2010 between Link Bond International Limited and Champion Lion Limited(3)
10.23	Profit Interest Agreement, dated February 2, 2010 between Foxhill Group limited and Iao Pou Gaming Promotion Limited(3)

10.24	Profit Interest Agreement, dated February 2, 2010 between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Company Limited(3)
10.25	Form of Share Purchase Agreement (included Exhibit 10.1 to the Report of Foreign Issuer on Form 6-K filed on January 29, 2010 and incorporated herein by reference)
10.26	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Chien Lee(1)
10.27	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Sylvia Lee(2)
10.28	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Michael Zhang(2)
10.29	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and registrant(1)
10.30	Form of Stock Escrow Agreement between registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders(1)
10.31	Form of Letter Agreement between registrant and CS Capital USA, LLC regarding administrative support(2)
10.32	Form of Registration Rights Agreement among registrant and the Initial Shareholders(2)
10.33	Form of Subscription Agreement among registrant, EarlyBirdCapital, Inc., Graubard Miller and each of CS Capital USA, LLC, Bill Haus, James Preissler, Peter Li and William B. Heyn(1)
10.34	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Bill Haus(1)
10.35	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Jim Preissler(1)
10.36	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Peter Li(1)
10.37	Letter Agreement among registrant, EarlyBirdCapital, Inc. and William B. Heyn(1)
10.38	Form of Indemnification Agreement between registrant and, separately, each of its directors and executive officers(6)
10.39	Loan Agreement and Guaranty dated as of February 2, 2010 between Lam Man Pou and Vong Hon Kun and AGRL(6)
10.40	Form of Amendment to Profit Interest Agreements(6)
10.41	Convertible Term Note issued by the Company to Lam Man Pou dated April 18, 2011(8)
10.42	Convertible Term Note issued by the Company to Vong Hon Kun dated April 18, 2011(8)
10.43	Lock-up Agreement by and among the Company and Lam Man Pou dated April 18, 2011(8)
10.44	Lock-up Agreement by and among the Company and Vong Hon Kun dated April 18, 2011(8)
10.45	Lock-up Agreement by and among the Company and Lam Chou In dated April 18, 2011(8)
10.46	Lock-up Agreement by and among the Company and Legend Global International Limited dated April 18, 2011(8)
10.47	Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)(9)
10.48	Star World Hotel and Casino Gaming Promoter Loan Contract dated June 30, 2008 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Lam Man Pou (10)
10.49	Venetian Macau Limited Junket Credit Agreement dated March 29, 2011 by and between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Limited.(10)
10.50	Profit Interest Agreement by and between Super Number and Sang Lung dated as of July 1, 2011(12)
10.51	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Heng Gaming Promotion Company Limited(13)

10.52	Star World Casino Gaming Promoter Loan Contract dated February 9, 2010 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Vong Hon Kun(10)
10.53	Lease, dated September 6, 2011, between AGRL and Hong Yip Service Company Limited(13)
10.54	Employment Agreement, dated April 7, 2010, between the Company and Sylvia Lee(13)
10.55	Employment Agreement, dated September 5, 2012, between the Company and Lei Kam Keong (14)
10.56	Employment Agreement, dated September 5, 2012, between the Company and Lou Kan Kuong (14)
10.57	Non-Exclusive Gaming Promotion Agreement dated February 7, 2011 by and between Bao Li Gaming Promotion Limited and Melco Crown Gaming (Macau) Limited (14)
10.58	Revised Exhibit A dated September 3, 2012 to the Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (14)
10.59	Gaming Promotion Agreement between Starworld Gaming and Sang Heng Gaming Promotion Company Limited (14)
10.60	Dealer Manager Agreement, dated as of June 4, 2013, between the Company and Sterne, Agree & Leach, Inc. (15)
10.61	Standby Purchase Agreement, dated as of June 4, 2013, among the Company and the standby purchasers named therein (15)
10.62	Registration Rights Agreement, dated as of June 4, 2013, among the Company and the standby purchasers name therein (15)
10.63	Profit Interest Purchase Agreement dated June 26, 2013 among the company, Mr. Vong Veng Im, and Frontier Champion Limited (16)
10.64	Collaborator Agreement dated January 1, 2014 between Chan Yan Hung and Lam Chou In (16)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of UHY LLP, independent registered public accounting firm
21.1	Subsidiaries (incorporated by reference to page 39 of this Annual Report on Form 20-F)
99.1	Audit Committee Charter (4)
99.2	Nominating Committee Charter (4)
99.3	Compensation Committee Charter (4)
99.4	Iao Kun Group Holding Company Limited 2011 Omnibus Securities and Incentive Plan (11)
101.1	Interactive Data Files

(1)	Filed as an exhibit to Amendment No. 5 to registrant’s Registration Statement on Form S-1 filed on July 8, 2008.

(2)	Filed as an exhibit to Amendment No. 2 to registrant’s Registration Statement on Form S-1 filed on January 31, 2008.

(3)	Filed as an exhibit to the Company’s Shell Company Report on Form 20-F filed on February 8, 2010.

(4)	Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed April 23, 2010.

(5)	Filed as Appendix A to Exhibit 99.1 to the Report on Form 6-K filed on November 10, 2010.

(6)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 originally filed on May 14, 2010 (File No.: 333-166860).

(7)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on April 8, 2011.

(8)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 3, 2011.

(9)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on July 29, 2011.

(10)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 31, 2011.

(11)	Filed as Annex A to Exhibit 99.1 to the Report on Form 6-K filed on November 3, 2011.

(12)	Filed as an exhibit to the Company’s Report on Form 6-K filed on August 22, 2011.

(13)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on December 31, 2012.

(14)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

(15)	Filed as Annex A to Exhibit 99.1 to the Report on Form 6-K filed on June 4, 2013.

(16)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.
94

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Iao Kun Group Holding Company Limited (F/K/A AERL)

We have audited the accompanying consolidated balance sheets of Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries (the “Company”) as of December 31, 2014, and 2013, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries as of December 31, 2014, and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 13, 2015, expressed an unqualified opinion.

/s/ UHY LLP

New York, New York

April 13, 2015

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2014	December 31, 2013

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$11,146,534	$7,563,097
Accounts Receivable, Net	1,529,052	5,182,352
Markers Receivable	188,549,136	242,350,301
Prepaid Expenses and Other Assets	348,777	502,017
Total Current Assets	201,573,499	255,597,767

Intangible Assets (net of accumulated amortization of $42,105,966 and $25,739,786 at December 31, 2014 and December 31, 2013, respectively)	121,968,648	138,336,945
Goodwill	17,753,907	17,754,136
Property and Equipment (net of accumulated depreciation of $108,913 and $38,654 at December 31, 2014 and December 31, 2013, respectively)	322,149	116,419
Other Assets	23,427	23,423
TOTAL ASSETS	$341,641,630	$411,828,690

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$32,392,020	$42,670,573
Accrued Expenses	11,682,653	15,701,756
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	22,662,750	16,837,500
King's Gaming Acquisition-Contingent Purchase Price Obligation	-	9,000,000
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	13,738,762	21,650,051
Loan Payable, Shareholders, current	2,612,490	5,809,075
Total Current Liabilities	83,088,675	111,668,955

Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	19,628,881	16,189,550
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	27,665,264	14,878,218
Total Liabilities	130,382,820	142,736,723

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 60,452,314 and 59,306,824 issued and outstanding at December 31, 2014 and December 31, 2013, respectively.	6,044	5,930
Additional Paid-in Capital	130,048,153	126,329,321
Retained Earnings	80,653,190	142,270,385
Accumulated Other Comprehensive Income	551,423	486,331
Total Shareholders' Equity	211,258,810	269,091,967
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$341,641,630	$411,828,690

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2014	2013	2012
Revenue from VIP Gaming Operations	$233,822,859	$236,850,159	$236,300,623
Total Revenues	233,822,859	236,850,159	236,300,623

Expenses
- Commission to Junket Agents	188,448,178	182,639,067	154,569,837
- Selling, General and Administrative Expenses	26,506,299	21,485,944	18,340,972
- Special Rolling Tax	1,662,714	1,704,851	1,815,034
- Amortization of Intangible Assets	16,365,034	13,187,006	6,622,238
Total Expenses	232,982,225	219,016,868	181,348,081

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	840,634	17,833,291	54,952,542

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	(60,918,569)	(12,445,789)	15,166,700

Net (Loss) Income Attributable to Ordinary Shareholders	(60,077,935)	5,387,502	70,119,242

Other Comprehensive (Loss) Income
Foreign Currency
- Translation Adjustment	65,092	(76,610)	669,109
Total Comprehensive (Loss) Income	$(60,012,843)	$5,310,892	$70,788,351

Net (Loss) Income Per Share
Basic	$(0.99)	$0.10	$1.53
Diluted	$(0.99)	$0.10	$1.53

Weighted Average Shares Outstanding
Basic	60,781,915	53,030,405	45,752,743
Diluted	60,781,915	53,210,572	45,752,922

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

			Additional		Accumulated	Total
	Ordinary Shares		Paid-In	Retained	Other Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income	Equity
Balances, January 1, 2012	38,804,064	$3,881	$52,581,098	$106,308,297	$(106,168)	$158,787,108

Dividend paid	-	-	-	(12,622,128)	-	(12,622,128)

Ordinary shares repurchased and retired	(1,300,247)	(130)	(4,290,560)	-	-	(4,290,690)

Incentive shares issued for AGRL's 2011 net income target treated as dividend	3,103,000	310	17,976,841	(17,977,151)	-	-

Incentive shares issued for King's Gaming 2011 net income target	520,000	52	3,057,548	-	-	3,057,600

Director shares issued for compensation	50,400	5	345,995	-	-	346,000

Net income	-	-	-	70,119,242	-	70,119,242

Foreign currency translation adjustment	-	-	-	-	669,109	669,109

Balances, December 31, 2012	41,177,217	$4,118	$69,670,922	$145,828,260	$562,941	$216,066,241

Ordinary shares repurchased and retired	(1,458,953)	(146)	(5,024,614)	-	-	(5,024,760)

Ordinary shares issued for cash at $3.00 per share- rights offering	9,784,950	978	29,353,872	-	-	29,354,850

Ordinary shares issued for repayment of shareholders loan	9,743,000	974	34,196,956	-	-	34,197,930

Rights offering costs for issuance of ordinary shares	-	-	(2,067,809)	-	-	(2,067,809)

Director shares issued for compensation	60,610	6	199,994	-	-	200,000

Dividend paid	-	-	-	(8,945,377)	-	(8,945,377)

Net income	-	-	-	5,387,502	-	5,387,502

Foreign currency translation adjustment	-	-	-	-	(76,610)	(76,610)

Balances, December 31, 2013	59,306,824	$5,930	$126,329,321	$142,270,385	$486,331	$269,091,967

Ordinary shares repurchased and retired	(1,415,300)	(142)	(4,193,412)	-	-	(4,193,554)

Incentive shares issued for Bao Li Gaming 2013 net income target	1,250,000	125	3,837,375	-	-	3,837,500

Incentive shares issued for Oriental VIP Room 2014 net income target	1,250,000	125	3,874,875	-	-	3,875,000

Directors Shares issued for compensation	60,790	6	199,994	-	-	200,000

Dividend paid	-	-	-	(1,539,260)		(1,539,260)

Net loss	-	-	-	(60,077,935)	-	(60,077,935)

Foreign currency translation adjustment	-	-	-	-	65,092	65,092

Balances, December 31, 2014	60,452,314	$6,044	$130,048,153	$80,653,190	$551,423	$211,258,810

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED DECEMBER 31,

	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(60,077,935)	$5,387,502	$70,119,242

Adjustments to reconcile net (loss) income to net cash provided by operating activities

Amortization of intangible assets	16,365,034	13,187,006	6,622,238
Change in fair value of contingent purchase price obligation for the acquisition of King's Gaming, Bao Li Gaming and Oriental VIP Room	60,918,569	12,445,789	(15,166,700)
Depreciation	77,224	24,284	13,250
Loss on sale of equipment	14,958	-	-
Change in assets and liabilities
Accounts Receivable	3,652,903	(2,701,407)	(1,088,951)
Markers Receivable	53,793,183	(740,005)	(639,414)
Prepaid Expenses and Other Assets	153,220	(200,340)	(9,211)
Deferred Offering Costs Expensed	-	806,786	-
Lines of Credit Payable	(10,277,075)	7,881,658	(11,641,406)
Accrued Expenses	(4,018,538)	1,815,085	(1,780,943)
Net cash provided by operating activities	60,601,543	37,906,358	46,428,105

CASH FLOW FROM INVESTING ACTIVITIES

Cash paid for Oriental VIP Room acquisition	-	(20,000,000)	-
Cash paid for Bao Li Gaming acquisition	-	-	(15,146,032)
Proceeds from the sale of equipment	12,895	-	-
Purchase of property and equipment	(303,819)	(126,974)	-
Net cash used in investing activities	(290,924)	(20,126,974)	(15,146,032)

CASH FLOW FROM FINANCING ACTIVITIES

Contingent consideration paid for King's Gaming acquisition	(9,000,000)	(9,000,000)	(9,000,000)
Contingent consideration paid for Bao Li Gaming acquisition	(13,000,000)	(13,000,000)	-
Contingent consideration paid for the Oriental VIP Room acquisition	(26,000,000)	-	-
Cash paid for shares repurchased	(4,193,554)	(5,024,760)	(4,290,690)
Payment of deferred offering costs	-	-	(806,745)
Professional fee payment for rights offering	-	(2,067,809)	-
Proceeds from issuance of ordinary shares	-	29,354,850	-
Proceeds from shareholder loans	-	3,640,223	-
Repayment of shareholder loans	(3,196,222)	(25,802,070)	(671,071)
Dividend paid	(1,539,260)	(8,945,377)	(12,622,128)
Net cash used in financing activities	(56,929,036)	(30,844,943)	(27,390,634)

Net increase (decrease) in cash and cash equivalents	3,381,583	(13,065,559)	3,891,439

Effect of foreign currency translation on cash	201,854	(15,640)	34,292

Cash and cash equivalents at beginning of period	7,563,097	20,644,296	16,718,565

Cash and cash equivalents at end of period	$11,146,534	$7,563,097	$20,644,296

Non-cash Investing Activities
Estimated contingent purchase price-Oriental VIP Room	$-	$37,816,791	$-
Estimated contingent purchase price- Bao Li Gaming	$-	$-	$32,294,981

Non-cash Financing Activities
Ordinary shares issued for repayment of debt	$-	$34,197,930	$-
Incentive shares issued for 2011 net income target	-	$-	$17,977,151
Incentive shares issued for King's Gaming 2011 net income target and relieved from contingent consideration	$-	$-	$3,057,600
Director shares issued for compensation	$200,000	$200,000	$346,000
Ordinary shares issued for Bao Li Contingent Consideration	$3,837,500	$-	$-
Ordinary shares issued for the Oriental VIP Contingent Consideration	$3,875,000	-	-
Declared Dividend Payable	$-	$-	$-

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Note 1 – Organization and Business of Companies

Iao Kun Group Holding Company Limited (formerly Asia Entertainment & Resources Ltd. and formerly CS China Acquisition Corp.) ("Iao Kun" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”). On September 30, 2013, the Company changed its name from Asia Entertainment & Resources Ltd (“AERL”). The decision to change the name of the Company was to enhance the Company’s brand image in Macau.

On October 6, 2009, Iao Kun entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries (collectively “AGRL”) and Spring Fortune Investments Ltd. (“Spring Fortune”) that provided for the acquisition by Iao Kun from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of Iao Kun.

Upon the closing of the acquisition of AGRL by Iao Kun, the Promoter Companies (defined below) became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promotion Entities (defined below) through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

On November 10, 2010, the Company entered into an agreement to acquire the right to 100% of the profits derived by King's Gaming Promotion Limited (“King's Gaming”) from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau as discussed in Note 9.

On May 15, 2011 the Company opened a VIP gaming room at Galaxy Resort Macau located in Cotai, Macau.

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

On September 5, 2012, the Company entered into an agreement to acquire the right to 100% of the profits derived by Bao Li Gaming from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau as discussed in Note 10.

Frontier Champion Limited ("Frontier Champion"), a subsidiary of AGRL, was incorporated on May 28, 2013.  The main asset of Frontier Champion is the right to 100% of the profit derived by the Collaborator from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau, pursuant to a profit interest agreement between Frontier Champion and the Collaborator effective July 1, 2013.

On June 26, 2013, the Company entered into an agreement to acquire the right to 100% of the profits derived by Mr. Vong Veng Im from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau as discussed in Note 11. Beginning from November 2013, Lam Chou In functions as a Collaborator for the licensed gaming promoter of the VIP gaming room at Le Royal Arc Casino in Macau. According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and register with the Gaming Inspection and Coordination Bureau of the Macau SAR.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Currently, Macau laws do not allow corporate entities, such as Iao Kun, to directly operate a gaming promotion business in Macau.   Consequently, Iao Kun’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Sang Heng, Sang Lung, Kings Gaming and Bao Li Gaming (“Promoter Companies”) and Collaborator (“Lam Chou In” or “Oriental VIP Room”) (collectively “Promotion Entities”) and for AGRL to exercise effective control over the Promotion Entities.

Management’s determination of the appropriate accounting method with respect to the AGRL VIEs is based on Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 “Consolidation of Variable Interest Entities" (“Topic 810”). AGRL consolidates the VIEs because the equity investors in the Promotion Entities do not have the characteristics of a controlling financial interest and Iao Kun through AGRL is the primary beneficiary.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

The Collaborator Agreement dated October 15, 2013 entered into between the licensed gaming promoter of Le Royal Arc Casino and the Collaborator allows the Collaborator to be compensated based upon a mutually agreed-upon percentage of the win/losses of the Oriental VIP Room at the Le Royal Arc Casino.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The operations of the Promotion Entities are consolidated with those of AGRL and its wholly owned subsidiaries and Iao Kun as of December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012. Intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

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

Revenue Recognition

Revenue from VIP gaming room promotion operations is recorded monthly based upon the Promotion Entities’ share of the net gaming wins/losses in VIP gaming rooms. The amounts due to the Promotion Entities are calculated and reported by the Casino Operators and the Promotion Entities on a monthly basis, usually within two days of the month end.

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Win rate was 2.98%, 2.97% and 3.03% during the years ended December 31, 2014, 2013 and 2012, respectively. The win rate is the percentage of rolling chip turnover exchanged in the VIP gaming room that is won by the casino (gross wins and losses divided by rolling chip turnover). Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $16,627,093,000, $17,048,596,000 and $18,149,348,000 during the years ended December 31, 2014, 2013 and 2012, respectively.

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

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	December 31, 2014	% of total markers receivable	December 31, 2013	% of total markers receivable
PRC
0-30 days	$12,330,410		$53,574,330
31-60 days	11,760,382		30,406,634
61-90 days	9,025,019		7,011,955
Greater than 90 days	23,337,632		2,185,997
Total	$56,453,443	30%	$93,178,916	38%

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

The Group regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Messrs. Lam and Vong guaranteed all markers receivable in the Company’s VIP gaming rooms until June 25, 2014, upon the execution of a termination agreement for the guarantees and loan agreements. The guarantees by Messrs. Lam and Vong did not cover markers receivable attributable to the junket agent networks of Mr. Mok, Mr. Lou and Mr. Lei or Mr. Vong Veng Im as described below. The guarantee of Messrs. Lam and Vong allowed for offset against the loans provided by them for the working capital. Upon the acquisition of King’s Gaming, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms for as long as he is employed by the Company. Upon the acquisition of Bao Li Gaming, Mr. Lou and Mr. Lei guaranteed the collection of all markers receivable attributable to them and their network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015. Upon the acquisition of the Oriental VIP room, Mr. Vong Veng Im guaranteed the collection of all markers receivable attributable to the Collaborator and his network of junket agents at both the Oriental VIP Room existing and the Company’s existing and future VIP gaming rooms through June 30, 2016. As of December 31, 2014 and December 31, 2013, management believes that an allowance for uncollectible markers receivable is not necessary.

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

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these assets and liabilities does not entail a significant degree of judgment.
Level 2 —	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.
Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, lines of credit payable, accrued expenses, and loan payable to shareholders, the carrying values of these financial instruments approximate their fair value due to their short maturities.  The payables-King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions were initially recognized for the fair values of the acquisition contingent consideration and are adjusted to the fair value at each subsequent reporting date (see Notes 9, Note 10 and Note 11).

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

At least annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and other information. There were no changes in the valuation techniques during the years ended December 31, 2014, 2013 and 2012. Additional information regarding the valuation technique and inputs used is as follows:

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value
Contingent Consideration	as of 12/31/2014	Valuation Techniques	Unobservable Input	Range

Oriental VIP Room	$41,404,026	Forecasted Performance, 2015-June 2016	Chip Turnover Annual Growth	(40%) – (5%)

		Monte Carlo Method	Average Simulated Share Prices	$1.24- $1.29

Bao-Li Gaming	$42,291,631	Forecasted Performance, 2015	Chip Turnover Annual Growth	(20%) - (5%)

		Monte Carlo Method	Average Simulated Share Prices	$1.26- $1.31

	Fair Value
Contingent Consideration	as of 12/31/2013	Valuation Techniques	Unobservable Input	Range

King’s Gaming	$9,000,000	Forecasted Performance, 2014- 2020	Chip Turnover Annual Growth	1.9% - 15.0%
		Forecasted Performance, 2014- 2020	Operating Income/Chip Turnover	0.14% - 0.16%
		Monte Carlo Method	Average Simulated Share Prices	$2.08- $2.91

Oriental VIP Room	$36,528,269	Forecasted Performance, 2014-June 2016	Chip Turnover Annual Growth	(5.0)% - (30.0%)

		Monte Carlo Method	Average Simulated Share Prices	$2.67- $2.98

Bao-Li Gaming	$33,027,050	Forecasted Performance, 2014-2015	Chip Turnover Annual Growth	(5.0%) - (60.0%)

		Monte Carlo Method	Average Simulated Share Prices	$2.76- $2.90

The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration for the Bao Li Gaming and Oriental VIP Room acquisitions are the forecasted performance results of the operations of Bao Li Gaming and Oriental VIP Room and the simulated share prices of the Company’s Ordinary Shares under the Monte Carlo method. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash chips, non-negotiable chips and short-term investments with original maturities of less than 90 days. Cash equivalents are placed with high credit quality financial institutions.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Earnings Per Share

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The calculations of earnings per share are computed as follows for the years ended December 31,:

	2014	2013	2012
Numerator:
Net (loss) income attributable to Ordinary Shareholders for basic and diluted earnings per share	$(60,077,935)	$5,387,502	$70,119,242
Denominator:
Denominator for basic (loss) earnings per share
- Weighted-average Ordinary Shares outstanding during the year	60,781,915	53,030,405	45,752,743
Effect of dilutive securities:
- Weighted-average Director shares issued/ issuable	-	167	179
- Bao Li Gaming earn out shares	-	180,000	-
Denominator for diluted (loss) earnings per share	60,781,915	53,210,572	45,752,922

Basic (loss) earnings per share	$(0.99)	$0.10	$1.53
Diluted (loss) earnings per share	$(0.99)	$0.10	$1.53

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

King’s Gaming did not meet its 2013 Gross Profit Target to exceed $8,860,000 and no incentive shares were issued. Bao Li Gaming met its rolling chip turnover target of $5,000,000,000 in 2013 and 1,250,000 ordinary shares were issued during the third quarter of 2014. In addition, Bao Li Gaming met its rolling chip turnover target for the base earnout of $2,500,000,000 in July 2014 and 625,000 ordinary shares will be issued subsequent to December 31, 2014. Bao Li Gaming has also earned an additional 400,000 ordinary shares under the incremental earnout clause. The Oriental VIP Room met its rolling chip turnover target of $5,000,000,000 in 2014 and 1,250,000 ordinary shares were issued during the fourth quarter of 2014. The issuable ordinary shares have been included in basic loss per share based on the weighted average shares for the year ended December 31, 2014 but incremental shares from the assumed outstanding earn out shares as of the beginning of each period are excluded from the calculation of diluted loss per shares because the effect would have been anti-dilutive.

In 2011, the Company decided that a portion of the Directors fees and officers remuneration would be paid in Ordinary Shares. The shares are to be issued in January of each year.  A total of 60,610 ordinary shares were issued in July 2013 to satisfy the Company’s obligations for 2012 and have been included in basic and diluted earnings per share based on the weighted average shares for the year ended December 31, 2013. A total of 60,790 ordinary shares were issued during the third quarter of 2014 to satisfy the Company’s obligations for 2013 and have been included in basic and diluted earnings per share based on the weighted average shares for the year ended December 31, 2014. A liability of approximately $209,000 and $209,000 is included in accrued expenses at December 31, 2014 and December 31, 2013, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the years ended December 31, 2014, 2013 and 2012, the Group incurred advertising costs of $709,609, $348,384 and $158,436, respectively.

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

In December 2011, the shareholders approved the 2011 Omnibus Securities and Incentive Plan (the “Plan”). The purpose of the Plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors of, and nonemployee consultants to the Company and its Affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares, as may be best suited to the circumstances of the particular Employee, Director or Consultant. On April 24, 2012, 50,400 Ordinary Shares were issued and on July 3, 2013, 60,610 ordinary shares were issued. On July 17, 2014, 60,790 Ordinary Shares were issued. 111,730 ordinary shares are to be issued for the equity portion of year 2014 compensation upon approval of a shareholders meeting for a revised Plan and approval from the Board of Directors.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Exchange gains or losses arising from foreign currency transactions are included in the determination of net (loss) income for the respective period.

For financial reporting purposes, the consolidated financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net (loss) income but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders' equity.

	December 31, 2014	December 31, 2013	December 31, 2012
Period end HK$:US$ exchange rate	$7.75	$7.75	$7.75
Average annual HK$:US$ exchange rate	$7.75	$7.76	$7.76

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

Income Taxes

Sang Heng, King's Gaming, Bao Li, Iao Pou, Sang Lung and Oriental are not subject to Macau Complimentary tax, because, pursuant to the VIP gaming promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau SAR paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

The Company has not recorded deferred income taxes applicable to undistributed earnings of Macau VIP rooms because it is the present intention of management to reinvest the undistributed earnings indefinitely in Macau. Undistributed earnings amounted to approximately $256,283,000 and $226,897,000 on December 31, 2014 and 2013, respectively. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $30,754,000 and $27,225,000 would have been required at December 31, 2014 and 2013, respectively. Generally, such earnings become subject to Macau tax upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability on such undistributed earnings.

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2014 and 2013, there were no amounts that had been accrued with respect to uncertain tax positions.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Note 3 — Accounts Receivable

Accounts receivable consisted of the following:

	December 31,	December 31,
	2014	2013
Gaming revenues receivable	$1,529,052	$5,182,352

As of December 31, 2014, accounts receivable were due from four Casino Operators and were 59%, 33%, 5% and 3% of total receivables, respectively. As of December 31, 2013, accounts receivable were due from four casino Operators and one gaming promoter and were 41%, 33%, 12%, 9% and 5% of total receivables, respectively.

Note 4 — Intangible Assets

Intangible assets as of December 31, 2014 and December 31, 2013 consist of the following:

	Bad Debt Guarantee	Non- Compete Agreement	Profit Interest Agreement	Total
Amortized intangible assets:
Gross carrying amounts
Balance as of January 1, 2013	$589,719	$1,518,516	$104,895,867	$107,004,102
Acquisition	16,881	305,927	56,758,004	57,080,812
Foreign currency translation	(226)	(422)	(7,535)	(8,183)
Balance as of December 31, 2013	606,374	1,824,021	161,646,336	164,076,731
Foreign currency translation	124	(243)	(1,998)	(2,117)

Balance as of December 31, 2014	606,498	1,823,778	161,443,338	164,074,614

Accumulated amortization
Balance as of January 1, 2013	196,440	165,930	12,190,669	12,553,039
Amortization expense	124,436	159,235	12,903,335	13,187,006
Foreign currency translation	(34)	(9)	(216)	(259)
Balance as of December 31, 2013	320,842	325,156	25,093,788	25,739,786
Amortization expense	127,282	176,281	16,061,471	16,365,034
Foreign currency translation	(55)	108	1,093	1,146

Balance as of December 31, 2014	448,069	501,545	41,156,352	42,105,966
Total amortized intangible assets	$158,429	$1,322,233	$120,286,986	$121,968,648

Goodwill
Unamortized intangible assets:
Balance as of January 1, 2013	$17,037,761
Acquisition	722,748
Foreign currency translation	(6,373)
Balance as of December 31, 2013	$17,754,136
Foreign currency translation	(229)

Balance as of December 31, 2014	$17,753,907

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Amortization expense for the years ended December 31, 2014, 2013 and 2012 was $16,365,034, $13,187,006 and $6,622,238, respectively.

Estimated amortization expense of intangibles for the next five years and thereafter is as follows:

2015	$16,366,511
2016	16,270,349
2017	16,239,217
2018	16,239,217
2019	16,239,217
Thereafter	40,614,137
$121,968,648

Note 5 — Property and Equipment

Property and equipment consisted of the following at December 31:

	2014	2013

Office Equipment	$193,669	$1,506
Furniture and Fixtures	4,416	4,416
Leasehold Improvements	22,131	22,131
Motor Vehicles	210,846	127,020
	431,062	155,073
Less: Accumulated Depreciation	(108,913)	(38,654)
	$322,149	$116,419

Depreciation expense was $77,224, $24,284, and $13,250 for the years ended December 31, 2014, 2013 and 2012, respectively.

Note 6 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	December 31,	December 31,
	2014	2013
Due to Casino Operators	$32,392,020	$42,670,573

Due to Casino Operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung, King's Gaming and Bao Li Gaming and are interest free and renewable monthly and an advance of commission income.

The Casino Operators have extended lines of credit totaling approximately $59,324,000 and $59,325,000 as of December 31, 2014 and 2013, respectively.  The lines of credit may be exceeded from time to time at the discretion of the Casino Operators.  The lines of credit for Sang Heng, Sang Lung and King’s Gaming are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.  The line of credit for Bao Li Gaming is guaranteed by Mr. Lou and is secured by his personal check.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Note 7 — Accrued Expenses

Accrued Expenses consist of the following:

	December 31,	December 31,
	2014	2013

Commission payable-the junket agents	$8,886,601	$13,806,535
Management fee payable-related party (Note 14)	573,897	619,042
Management and Directors' compensation	562,139	633,385
Accrued listing expenses	765,417	-
Others	894,599	642,794

	$11,682,653	$15,701,756

One junket agent accounted for approximately 10% of the rolling chip turnover during the year ended December 31, 2014 and 13.68% of commission payable as of December 31, 2014.

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

In conjunction with the rights offering completed in June 2013 (See Note 12), and the regulatory requirements of the Company’s previously planned listing of the Company’s Ordinary Shares on the Hong Kong Stock Exchange, the Company repaid $34,197,930 of the balance of the loans provided by Messrs. Lam and Vong. A total of 3,312,620 Ordinary Shares were issued at $4.50 per share and 6,430,380 were issued at $3.00 per share to reduce the outstanding shareholders loan balance. The balance of $25,802,070 was repaid out of the cash proceeds from the rights offering in July 2013. As a result of the loan repayments, the loans are no longer convertible under these terms.

As of December 31, 2014 and 2013, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $2,612,490 and $5,809,075, respectively.  Messrs. Lam and Vong also guaranteed to AGRL the repayment of the loans made by AGRL to the Promoter Companies.  Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong could have, at AGRL's election, been offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement. On June 25, 2014, the loans and related guarantees were terminated. All amounts due as of December 31, 2014 are considered short-term advances and are due on demand.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Note 9—Acquisition of King’s Gaming Promotion Limited

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

King’s Gaming did not meet its 2014, 2013 and 2012 Gross Profit Targets and no incentive shares were issued.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the years ended December 31, 2014 and 2013, the Company did not recognize any gains or losses due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements as King’s Gaming is not expected to meet the Gross Profit Target for 2014 and 2013 and no ordinary shares are expected to be issued.  During the year ended December 31, 2012, the Company recognized a gain of $14,612,297, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of January 1, 2013	$18,000,000
Cash Consideration Paid	(9,000,000)
Ordinary Shares Issued	-
Change in Fair Value of Contingent Consideration	-
Foreign Currency Translation Adjustment	-
Contingent Consideration as of December 31, 2013	$9,000,000
Cash Consideration Paid	(9,000,000)
Ordinary Shares Issued	-
Change in Fair Value of Contingent Consideration	-
Foreign Currency Translation Adjustment	-
Contingent Consideration Payable as of December 31, 2014	$-

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its former location at the Venetian Hotel and Casino on Cotai in Macau (now located at the Sands Cotai Central Casino). Additional factors include the synergies between the operations of King's Gaming and the operations of Sang Heng, Sang Lung, Bao Li and Oriental VIP Room, including the expanded network of junket agents and the ability to offer higher tier VIP players the opportunity to play at either a high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

Note 10—Acquisition of Bao Li Gaming Promotion Limited

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $42,291,631 and $33,027,050 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at December 31, 2014 and 2013, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the years ended December 31, 2014, 2013 and 2012, the Company recognized losses of $26,177,337, $13,744,041 and a gain of $554,403, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

Bao Li achieved the minimum rolling chip target for 2013 in May of 2013. As a result the Company paid the Bao Li Seller $13,000,000 in August 2013 and issued 625,000 Ordinary Shares in the third quarter of 2014. Additionally, Bao Li reached the incremental earn out rolling chip target for 2013 and was paid an additional $13,000,000 in March 2014 and was issued an additional 625,000 Ordinary Shares in the third quarter of 2014. Bao Li achieved the minimum rolling chip target for 2014 in July of 2014. As a result the Company will pay the Bao Li Seller $13,000,000 in April 2015 and will issue 625,000 Ordinary Shares in the second quarter of 2015. Additionally, Bao Li reached an additional incremental earn out rolling chip target for 2014 and will be paid an additional $8,320,000 in April 2015 and will be issued an additional 400,000 Ordinary Shares in the second quarter of 2015.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of January 1, 2013	$32,294,981
Payment	(13,000,000)
Ordinary Shares Issued	-
Change in Fair Value of Contingent Consideration	13,744,041
Foreign Currency Translation Adjustment	(11,972)
Contingent Consideration as of December 31, 2013	$33,027,050
Payment	(13,000,000)
Ordinary Shares Issued	(3,837,500)
Change in Fair Value of Contingent Consideration	26,177,337
Foreign Currency Translation Adjustment	(75,256)
Contingent Consideration Payable as of December 31, 2014	$42,291,631

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of Bao Li Gaming:

Years Ended December 31,	Total Contingent Consideration

2015	$22,662,750
2016	19,628,881
$42,291,631

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

The following is a summary of revenues, expenses and net income of Bao Li since the effective acquisition date (September 1, 2012) included in the consolidated results of operations for the Company during the year ended December 31, 2012:

Revenues	$10,267,456
Expenses	6,343,591
Net Income Attributable To Bao Li	$3,923,865

The following pro forma consolidated statements of operations have been prepared assuming that the acquisition of Bao Li occurred on January 1, 2012.

Pro Forma Consolidated For the Year Ended December 31, 2012
Revenue	$245,660,873
Expenses	176,972,496
Pro Forma Net Income Attributable To Ordinary Shareholders	$68,688,377
Pro Forma Net Income Per Share
Basic	$1.50
Diluted	$1.50
Weighted average shares outstanding
Basic	45,752,743
Diluted	45,752,922

Note 11 — Acquisition of the Oriental VIP Room

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $41,404,026 and $36,528,269 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at December 31, 2014 and December 31, 2013, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the years ended December 31, 2014 and 2013, the Company recognized a loss of $34,741,233 and a gain of $1,298,252, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The Oriental VIP Room achieved the minimum rolling chip target for 12 months ended June 30, 2014 in January of 2014. As a result the Company paid the Oriental VIP Room Seller $13,000,000 in September 2014 and issued 625,000 Ordinary Shares in the fourth quarter of 2014. Additionally, the Oriental VIP Room reached the incremental earn out rolling chip target for 12 months ended June 30, 2014 and was paid an additional $13,000,000 in September 2014 and issued an additional 625,000 Ordinary Shares in the fourth quarter of 2014. The Oriental VIP Room has not yet reached the incremental earn out rolling chip target for 12 months ended June 30, 2015.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of June 26, 2013	$47,803,560
Payment	(10,000,000)
Ordinary Shares Issued	—
Change in Fair Value of Contingent Consideration	(1,298,252)
Foreign Currency Translation Adjustment	22,961
Contingent Consideration as of December 31, 2013	$36,528,269
Payment	(26,000,000)
Ordinary Shares Issued	(3,875,000)
Change in Fair Value of Contingent Consideration	34,741,233
Foreign Currency Translation Adjustment	9,524
Contingent Consideration Payable as of December 31, 2014	$41,404,026

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of the Oriental VIP Room:

Years Ended December 31,	Total Contingent Consideration

2015	$13,738,762
2016	27,665,264
$41,404,026

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

	Pro Forma	Pro Forma
	Consolidated	Consolidated
	For the Year	For the Year
	Ended	Ended
	December	December
	31, 2013	31, 2012
Revenue	$242,775,634	$250,471,881
Expenses	242,079,136	188,319,635
Pro Forma Net Income Attributable To Ordinary Shareholders	$696,498	$62,152,246
Pro Forma Net Income Per Share
Basic	$0.01	$1.36
Diluted	$0.01	$1.36
Weighted average shares outstanding
Basic	53,030,405	45,752,743
Diluted	53,210,572	45,752,922

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Note 12 — Shareholders’ Equity

Ordinary Shares

Iao Kun is authorized to issue 500,000,000 Ordinary Shares, par value $.0001.  The authorized Ordinary Shares was increased from 200,000,000 to 500,000,000 as a result of a shareholder vote on September 24, 2013. The following summarizes the Ordinary Shares issued relating to achieving earnings targets or rolling chip turnover targets in association with the Company’s acquisitions of AGRL, Kings’ Gaming, Bao Li Gaming and Oriental VIP room:

	Years Ended December 31,
	2014		2013		2012

AGRL	N/A		-	(2)	3,103,000	(1)

King's Gaming (Note 9)	-	(4)	-	(4)	520,000	(3)

Bao Li Gaming (Note 10)	1,250,000	(5)	N/A		N/A

Oriental VIP Room (Note 11)	1,250,000	(6)	N/A		N/A

(1)	AGRL achieved earnings target for the year ended December 31, 2011, therefore 3,103,000 ordinary shares were issued.
(2)	AGRL did not achieve its earnings targets for the year ended December 31, 2012, and therefore no shares were issued.
(3)	The Company issued 520,000 ordinary shares in 2012 relating to King’s Gaming achieving its Gross Profit Target for the year ended December 31, 2011.
(4)	King’s Gaming did not meet its Gross Profit Target for the year ended December 2012 or 2013, and therefore no shares for achieving those performance targets were issued.
(5)	Bao Li achieved the minimum rolling chip target and also reached the incremental earn out rolling chip target for 2013, therefore an aggregate of 1,250,000 ordinary shares were issued in the third quarter of 2014.
(6)	The Oriental VIP Room achieved the minimum rolling chip target and also reached the incremental earn out rolling chip target for 12 months ended June 30, 2014, therefore an aggregate of 1,250,000 ordinary shares were issued in the fourth quarter of 2014.

The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Rights Offering in 2013

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Weighted average basic and diluted ordinary shares and net income per share for the year ended December 2012 as originally reported and as adjusted for the bonus element were as follows:

For the year ended December 31, 2012

	As Originally Reported	As Adjusted	Effect of Change

Weighted average basic shares outstanding	42,324,462	45,752,743	3,428,281
Weighted average diluted shares outstanding	42,324,628	45,752,922	3,428,294
Net income per weighted average basic share	$1.66	$1.53	$(0.13)
Net income per weighted average diluted share	$1.66	$1.53	$(0.13)

Directors Compensation

All of the Company’s directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the years ended December 31, 2014, 2013 and 2012 were $497,000, $497,000 and $497,000, respectively.

Warrants

Warrants issuable under the Underwriter Unit Purchase Option of 1,440,000 expired on August 10, 2013. As of December 31, 2014 and 2013, there are no warrants outstanding from Iao Kun’s initial public offering ("IPO").

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

In March 2013, the Board of Directors established a new share repurchase program with an expiration date at any time in the discretion of appropriate company officers (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2013, the Company repurchased an aggregate of 732,900 Ordinary Shares for an aggregate purchase price of $2,295,849 pursuant to the 2013 Repurchase Plan.  During the year ended December 31, 2014, the Company repurchased an aggregate of 1,415,300 Ordinary Shares for an aggregate purchase price of $4,193,554 pursuant to the 2013 Repurchase Plan.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Beginning with the Six Month Dividend payable for 2014, the Board of Directors has changed the six month dividend from $0.08 per share to: (i) 15% of the Company’s non-GAAP net income for the most recently completed six months ended June 30, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. For the six month dividend payable for 2014, this is equal to a dividend of approximately $0.026 per share, which was paid on October 14, 2014.

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

Payment Date	Amount

September 2, 2011	$3,880,406

April 18, 2012	$7,527,988

August 31, 2012	$5,094,140

April 26, 2013	$4,142,199

September 20, 2013	$4,803,178

October 14, 2014	$1,539,260

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at December 31, 2014 and December 31, 2013.

Ordinary Shares Reserved for Future Issuance

At December 31, 2014 and December 31, 2013, the Company has reserved 5,403,200 and 8,288,990 shares of its authorized but unissued Ordinary Shares for possible future issuance in connection with the following:

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	December 31, 2014	December 31, 2013

Officer and Director Shares	28,200	88,990

Contingently Issuable Incentive Shares-King's Gaming	600,000	700,000

Contingently Issuable Incentive Shares-Bao Li Gaming	2,275,000	3,750,000

Contingently Issuable Incentive Shares-Oriental VIP Room	2,500,000	3,750,000

Total	5,403,200	8,288,990

Note 13 — Commitments and Contingencies

Employment Agreements

AGRL entered into employment agreements with five executive officers: Mr. Lam (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Mr. Vong (Director), and Lam Chou In (Operating Officer) that became effective upon the closing of the acquisition of AGRL.  Upon the closing of the acquisition of King’s Gaming, Iao Kun has entered into two additional employments contracts with Mr. Mok and Mr. Wong. Upon the closing of the acquisition of Bao Li, the Company entered into employment agreements with Mr. Lou and Mr. Lei. In February 2012, the Board amended the employment contracts with Mr. Lam, Leong Siak Hung, Li Chun Ming , Mr. Vong, Lam Chou In, Ip Ching Wah, Mr. Mok and Mr. Wong effective January 1, 2012 to increase their respective annual salaries. These employment agreements were further amended effective July 1, 2013 to increase annual salaries. Upon the acquisition of the Oriental VIP Room, the Company entered into a 5 year employment agreement with Vong Veng Im. Beginning July 1, 2013, the Company entered into a two year employment agreement with Chien Lee, Chief Strategic Officer, which was terminated on June 9, 2014. Upon termination the Company entered into a consulting agreement with Mr. Chien under similar terms. The employment agreements for Chief Executive Officer and Chief Financial Officer expired in February 2013 and are continuing on the same terms (subject to increases) on a month to month basis. The agreements with Mr. Lam, Mr. Vong and Lam Chou In expired on February 2, 2015 and are continuing on the same terms on a month to month basis..

Annual minimum compensation for the terms of the employment agreements for terms greater than one year, as amended, is as follows:

2015	$723,592
2016	448,000
2017	340,000
2018	62,000
Total	$1,573,592

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Total compensation charged to operations during the years ended December 31, 2014, 2013 and 2012, related to these employment contracts were $1,340,803, $1,166,217 and $1,063,256, respectively.

Office Lease

The Company has office leases in Hong Kong and Macau for executive offices which expire in September 2015 and April 2016, respectively.  The Company also rents a storage space on a month to month basis for $1,547 per month. Minimum future lease payments are $68,445 and $11,864 for the years ended December 31, 2015 and 2016, respectively. Rent expense was $93,519, $83,969 and $66,753 for the year ended December 31, 2014, 2013 and 2012, respectively.

Gaming Table Rentals

Starting from August 1, 2013, the Company pays a monthly rental of approximately $425,000 for six gaming tables in its Oriental VIP Room in order to have a greater percentage of revenue sharing. Beginning in January 2015, the Company reduces the gaming tables from six to four gaming tables in its Oriental VIP Room. Rental expense charged to operations for gaming table rentals was $5,106,581, $2,127,193 and $0 for the years ended December 31, 2014, 2013 and 2012, respectively.

Revenue Sharing

Beginning in September 2012, the Company has adopted a new program to allow certain cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent. A total of approximately $1,078,000 was recorded as additional commission expense in January 2015 for participating junket agents based on December 2014 rolling chip turnover. Due to fluctuations in wins and losses as well as the agents’ participation, levels, the total amount of revenues and losses shared as well as their percentage of rolling chip turnover may fluctuate significantly.

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Note 14 — Related Party Transactions

Management Agreements

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the Promotion Entities to Pak Si Management and Consultancy Limited of Macau (“Pak Si”), a related party management company that is responsible for hiring and managing staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  The agreements renew annually. The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Company and its chief operating officer.

Effective January 1, 2013, the monthly payments were revised for Sang Heng and Sang Lung from $180,000 to $155,000 each, and Bao Li and King’s Gaming remained at a monthly rate of $103,000.

Beginning in July 2013, the Oriental VIP Room entered into a management agreement with Pak Si for $103,000 per month.

Effective July 1, 2014, the monthly payments were revised for Sang Heng and Sang Lung from $155,000 to $142,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were revised from $103,000 to $97,000 each.

Effective January 1, 2015, the monthly payments were revised for Sang Heng and Sang Lung from $142,000 to $103,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were revised from $97,000 to $65,000 each.

Total expenses for Pak Si's services were $7,156,950, $6,807,018 and $5,966,147 during the years ended December 31, 2014, 2013 and 2012, respectively.  Amounts due to Pak Si as of December 31, 2014 and December 31, 2013 were $573,897 and $619,042, respectively and have been recorded in accrued expenses.

Entertainment Expense

During the years ended December 31, 2014 and 2013 the Group’s paid entertainment expense were $727,298 and $779,224, respectively, for catering and restaurant services to a related party in which three directors have the ownership interest. There was no such transaction in 2012.

Note 15 — Subsequent Events

On February 9, 2015, the Company was notified by the Hong Kong Stock Exchange (the "Stock Exchange") that based on the information provided to the Stock Exchange that, due to the declining financial performance of the Company, the unpredictability of the Company's revenues, the overall market conditions and the near term industrial outlook in Macau, and certain related party payments made to Pak Si, the Stock Exchange is unable to proceed further with the Company's listing application and the Company has elected to not continue with the application process at this time. Total expenses incurred for Hong Kong listing, included in Selling, General and Administrative expenses, were approximately $3,037,000, $2,312,000 and $0 for year ended December 31, 2014, 2013 and 2012, respectively.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IAO KUN GROUP Holding Company Limited

April 13, 2015	By:	/s/ Leong Siak Hung
Name: Leong Siak Hung
Title: Chief Executive Officer (Principal Executive Officer)
April 13, 2015	By:	/s/ Raymond Li Chun Ming
Name: Raymond Li Chun Ming
Title: Chief Financial Officer (Principal Financial and Accounting Officer)