Form 20-F
period 2015-12-31
Iao Kun Group Holding Co Ltd
filed 2016-03-11
CIK 1417754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark one)

FORM 20-F

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial

c/o Grupo Brilhantismo

12 Andar T, Macau

Phone: is 853-2872-3425
Facsimile: 853-2872-3426
(Address of principal executive offices)

Vong Hon Kun, Chief Executive Officer
Iao Kun Group Holding Company Limited
Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial

c/o Grupo Brilhantismo

12 Andar T, Macau
Phone: 853-2872-3425
Facsimile: 853-2872-3426
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

On December 31, 2015, the issuer had 62,307,794 ordinary shares outstanding.

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

i

ii

ITEM 16G.	CORPORATE GOVERNANCE.	91

Item 17.	FINANCIAL STATEMENTS	91

Item 18.	FINANCIAL STATEMENTS	91

Item 19.	EXHIBITS	91

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

References to “Promotion Entities” refer to the Promoter Companies, Mr. Lam Chou In, the Collaborator at the Oriental VIP room (defined below), and Mr. Lou Kan Kuong, the Crown Australia Junket Operator (defined below) and whose operations are included in the financial statements included in this Annual Report.

References to “Collaborator Agreement” refer to the collaborator agreement for the promotion of games of fortune and chance at the Oriental VIP Room in Le Royal Arc Casino (“L’Arc”) in Macau between the L’Arc Promoter and the L’Arc Collaborator.

References to the “Crown Australia Junket Operator” refer to the junket operator agreement for the promotion of games of fortune and chance at the Crown Perth Casino in Perth, Australia and at the Crown Melbourne Casino in Melbourne, Australia between Mr. Lou Kan Kuong and the Crown Perth Casino in Perth, Australia and at the Crown Melbourne Casino in Melbourne, Australia.

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

On September 30, 2013, we changed our name from “Asia Entertainment & Resources, Ltd.” to “Iao Kun Group Holding Company Limited.”

On May 15, 2015, we entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou” or the “Crown Australia Junket Operator”) promotion activities at the Crown Perth Casino in Perth, Australia and at the Crown Melbourne Casino in Melbourne, Australia.

Unless otherwise indicated or the context indicates otherwise, all references to “Macau” or “MSAR” refer to the Special Administrative Region of Macau, and all references to “China” or “PRC” refer to the People’s Republic of China.

All references to Hong Kong Dollar (“HKD$”) are to the legal currency of Hong Kong and all references to “U.S. dollars”, “dollars”, “US$”, “$” are to the legal currency of the United States. This Report contains translations of HKD$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the HKD$ or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or HKD$, as the case may be, at any particular rate or at all. On March 4, 2016, the buying rate announced by the Federal Reserve Statistical Release was HKD$7.7647 to $1.00.

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

The consolidated balance sheets data of Iao Kun Group as of December 31, 2015, 2014, 2013, 2012 and 2011 and the consolidated statements of operations data and cash flow data for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 are derived from the audited consolidated financial statements of Iao Kun Group. The audited consolidated financial statements of Iao Kun Group as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are included elsewhere in this Annual Report.

The information is only a summary and should be read in conjunction with each of our historical financial statements and related notes and “Operating and Financial Review and Prospects” contained elsewhere herein. The historical results included below and elsewhere in this Annual Report are not indicative of our future performance.

IAO KUN GROUP HOLDING COMPANY LIMITED

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

Statement of Operations Data

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from VIP gaming operations	$105,002,184	$233,822,859	$236,850,159	$236,300,623	$250,575,452
Total expenses	130,100,150	232,982,225	219,016,868	181,348,081	179,570,303
Operating (Loss) Income Attributable to Ordinary Shareholders before change in fair value of contingent consideration	$(25,097,966)	$840,634	$17,833,291	$54,952,542	$71,005,149
Change in fair value of contingent consideration for the acquisition of King’s Gaming, Bao Li and Oriental	30,215,735	(60,918,569)	(12,445,789)	15,166,700	6,248,361
Net Income (Loss) attributed to ordinary shareholders	5,117,769	(60,077,935)	5,387,502	70,119,242	77,253,510
Other Comprehensive Income (Loss)	89,182	65,092	(76,610)	669,109	(64,634)
Total Comprehensive Income (Loss)	$5,206,951	$(60,012,843)	$5,310,892	$70,788,351	$77,188,876
Net Income (Loss) per share attributable to ordinary shareholders (A)
Basic	$0.08	$(0.99)	$0.10	$1.53	$1.91
Diluted	$0.08	$(0.99)	$0.10	$1.53	$1.85
Dividend declared per share	$0.01	$0.03	$0.18	$0.31	$0.10

(A)	Earnings per share prior to year 2013 have been adjusted to reflect the rights issue accounting.

Balance Sheet Data

	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total Current Assets	$176,853,137	$201,573,499	$255,597,767	$265,135,490	$258,382,355
Total Assets	$282,740,801	$341,641,630	$411,828,690	$377,467,005	$328,407,314
Total Current Liabilities	$64,996,064	$83,088,675	$111,668,955	$60,105,783	$77,127,221
Total Liabilities	$64,996,064	$130,382,820	$142,736,723	$161,400,764	$169,620,206
Total Equity	$217,744,737	$211,258,810	$269,091,967	$216,066,241	$158,787,108

Cash Flow Data

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows provided by operating activities	$29,882,486	$60,601,543	$37,906,358	$46,428,105	$5,280,509
Cash flows used in investing activities	(2,623)	(290,924)	(20,126,974)	(15,146,032)	(27,956)
Cash flows used in financing activities	(37,965,746)	(56,929,036)	(30,844,943)	(27,390,634)	(2,305,762)
Net (decrease) increase in cash	$(8,085,883)	$3,381,583	$(13,065,559)	$3,891,439	$2,946,791

Exchange Rates

The following table sets forth information concerning exchange rates between the HKD$ and the U.S. dollar for the periods indicated. On March 4, 2016, the buying rate announced by Federal Reserve Statistical Release was HKD$7.7647 to $1.00.

	Spot Exchange Rate
	Period	Average
Period	Ended	(1)	Low	High
	(HKD$ per US$1.00)

2010	7.7736	7.7686	7.7546	7.7880
2011	7.7767	7.7839	7.7716	7.7965
2012	7.7501	7.7568	7.7501	7.7622
2013	7.7535	7.7565	7.7523	7.7631
2014	7.7541	7.7545	7.7502	7.7612
2015	7.7507	7.7524	7.7499	7.7584
2016*	7.7702	7.7781	7.7702	7.7829
January	7.7876	7.7734	7.7505	7.7962
February	7.7763	7.7828	7.7700	7.7955
March*	7.7647	7.7696	7.7647	7.7745

* Through March 4, 2016

Source: Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

Our sole source of revenue is the assigned profits we receive from the Promotion Entities under the profit interest agreements described below. The Promotion Entities generate their revenues from conducting VIP gaming promotion business in casinos pursuant to the Gaming Promoter Agreements, the Collaborator Agreement and the Australia Casino Junket Operator Agreements. Deterioration in the Promotion Entities’ business, financial condition and results of operations may have a material adverse effect on our business and results of operations.

Consistent with industry standards, the terms of each of the Gaming Promoter Agreements and the Collaborator Agreement are for one year, the same term as the gaming promoter licenses of the Promoter Companies and the L’Arc Promoter, which are subject to annual renewal. However, the Gaming Promoter Agreements may be terminated unilaterally by the casino operators at any time upon 14 to 30 days’ advance written notice, and the Collaborator Agreement may be terminated unilaterally by the L’Arc Promoter at any time upon three months’ advance notice, to the Promotion Entities. If the Promotion Entities’ relationship with any of the casino operators or the L’Arc Promoter deteriorates, the casino operators or the L’Arc Promoter may terminate or decide not to renew, at their sole discretion, the respective Gaming Promoter Agreements or the Collaborator Agreement with or without cause. Further if the relationship between Sociedade de Jogos de Macau, S.A. (“SJM”) and the L’Arc Promoter deteriorates, SJM may terminate or decide not to renew the gaming promoter agreement with the L’Arc Promoter, hence discontinues the Collaborator Agreement. The Australia Casino Junket Operator Agreements may be terminated by either party upon 21 days advance written notice. Any of the above events may have a material and adverse effect on our business, financial condition and results of operations.

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

Our operations are currently conducted at five VIP gaming rooms in five casinos in Macau and two casinos in Australia (limited activity) that are primarily focused on VIP baccarat. Therefore, we are subject to greater risks than other gaming promoters with more VIP gaming rooms at different geographic locations. For the years ended December 31, 2013, 2014 and 2015 revenue contributed by our largest VIP Gaming Room, accounted for 38.6%, 37.3% and 46.1% of our total revenue, respectively. If any of the five VIP gaming rooms is not performing as expected or ceases operation due to termination of the Gaming Promoter Agreements or the Collaborator Agreement or any other reason, our business, financial condition and results of operations could be materially and adversely affected. We are also more susceptible to the risk of changing VIP gaming patron tastes or preferences due to the limited scope of our business. Any negative developments in this regard could adversely affect our business, financial condition and results of operations.

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

Our profitability also depends on the proportion of VIP players that are sourced by junket agents compared to direct business players sourced by our management team, as we pay commissions to these junket agents based on the rolling chip turnover of the VIP players sourced by them, while no such commission is paid in respect of direct business players. Therefore, if the percentage of non-negotiable chips purchased by junket agents increases, our profit may decline. In 2013, 2014 and 2015, rolling chip turnover generated from direct business players accounted for 1%, 1% and 0%, of our total rolling chip turnover, respectively. Such decreasing trend may persist in the future, which will adversely affect our profitability.

The success of our acquired Oriental VIP Room operations at Le Royal Arc Casino is subject to the renewal or extension of the Collaborator Agreement and the rolling chip turnover achieved by Mr. Lam Chou In and the network of junket agents under Mr. Vong Veng Im.

In June 2013, we acquired 100% of the net operating profit generated by the Oriental VIP Room at L’Arc, which effectively gained us access to the network of junket agents operating in this location. In November 2013, Mr. Lam Chou In became the collaborator of the Oriental VIP room. Pursuant to the Collaborator Agreement between Mr. Lam Chou In and L’Arc Promoter, L’Arc Promoter is entitled to terminate such agreement if Mr. Lam Chou In and Vong Veng Im’s network of junket agents fail to generate the minimum monthly rolling chip turnover requirement. If the Collaborator Agreement is not renewed or extended upon expiration, or Mr. Lam Chou In and Vong Veng Im’s network of junket agents fail to achieve the minimum monthly rolling chip turnover requirement, the success of our VIP gaming promotion operations at L’Arc and our business and prospects may be adversely affected.

Our revenue sharing model may result in greater volatility in our revenues as compared to a fixed rate commission model. Our short-term revenue under the revenue sharing model is subject to significant volatility and may not be indicate of our long-term results.

Beginning in September 2012, we changed our remuneration model from a predetermined fixed rate commission of 1.25% of the rolling chip turnover to a revenue sharing model for all of our VIP rooms. Therefore, our past performance under the fixed rate commission model may not be indicative of our future results under the revenue sharing model. Under the revenue sharing model, we currently share 42.5% to 45 % of the net gaming wins or losses before expenses with the respective casino operators and L’Arc Promoter. In respect of Oriental VIP Room at L’Arc, we elected to pay table rental in exchange for a higher win/loss share percentage. Beginning in September 2015, we are no longer paying a table rental fee and our percentage of net gaming win/loss was reduced. Our revenues under the current model may experience significant volatility during a particular interim period and may not be indicative of our long-term results of operations. For example, should one or more of our VIP players win or lose large sums in a given period, our short-term results of operations could be materially impacted. The generally expected win rate for VIP baccarat, the table game played at our VIP rooms, is between 2.7% to 3.0%. Our quarterly win rates from January 1, 2011 to December 31, 2015 ranged from 2.2% to 4.2%. Should the win rates at one or more of our VIP rooms consistently fall below the typical range, it would adversely affect our short-term results of operations.

We face intense competition in Macau and elsewhere.

The VIP gaming promotion business in Macau is highly competitive. As of March 10, 2016, our VIP rooms are located at five out of approximately 36 casinos of varying sizes in Macau and the Promotion Entities currently compete with approximately 142 other gaming promoters in Macau.

We expect competition in Macau’s VIP gaming market to increase in the near future as numerous new hotel, casino and entertainment complex projects, which are currently under construction or development, are due to open beginning in the third quarter of 2016. These projects are expected to include internationally recognized hotels and significant additional gaming space. Any opening of additional casinos and hotels is likely to result in a significant increase in the number of VIP gaming rooms, intensifying competition in Macau’s VIP gaming business and among VIP gaming promoters.

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

Our business success depends, in large part, on our ability and the ability of our service provider to attract, train, motivate and retain a sufficient number of qualified and skilled employees. Although we have employed over 100 senior operational staff directly, we still depend on Pak Si Management and Consultancy Limited (“Pak Si”), a company owned by Ms. Tam Lai Ching, who is Mr. Vong Hon Kun’s sister in law, to supply operational staff and there can be no assurance that Pak Si will be able or willing to continue to provide us with experienced VIP gaming related and other personnel. Macau has a relatively limited labor pool for VIP gaming operations. Our and our sole service provider’s ability to seek employees from other jurisdictions is also restricted by labor quota restrictions imposed by the Macau government. In addition, many employees at the VIP gaming rooms are required to possess certain gaming-related skills, for which substantial training and experience are needed. We cannot assure you that we will be able to compete successfully for the limited supply of qualified VIP gaming related and other personnel and to recruit, train and retain a sufficient number of qualified employees for our Macau operations.

Increasing competition for a limited number of qualified employees could force us and our service provider to raise the salaries of current employees or to pay higher wages to attract new employees, which could cause labor costs to increase. During the three years ended December 31, 2013, 2014 and 2015, our labor costs, including management fee to Pak Si for hiring and managing non-senior operating staff, accounted for 4.6%, 5.2% and 8.4% of our total revenue, respectively. If we and our sole service provider are unable to attract and retain a sufficient number of qualified employees, or if we encounter a significant increase in labor costs due to salary increases, our ability to compete effectively with the other VIP gaming promotion participants would be hampered.

Our ability to maintain our competitive position is also dependent to a large degree on the efforts, skills and continued service of certain key management and operating personnel

Our ability to maintain our competitive position is also dependent to a large degree on the efforts, skills and continued service of Mr. Vong Hon Kun and other key management and operating personnel such as Mr. Mok Chi Hung, Mr. Lou Kan Kuong, Mr. Lam Chou In and Mr. Vong Veng Im. The loss of any of these key management and operating personnel would likely have a material adverse effect on our business since these individuals are instrumental in marketing our VIP rooms to the junket agents and VIP players. Therefore, if these individuals, for whatever reason, were no longer able or willing to perform such services, our business and results of operations would be materially and adversely affected. Our success also depends upon our ability to attract, hire and retain qualified operating, marketing, financial and technical personnel in the future. Given the intense competition for qualified management personnel in the industry, there can be no assurance that we will be able to continue to hire or retain such key personnel. We do not maintain any key person insurance.

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

We face the risk o f counterfeiting and cheating and may be adversely affected by the reputation and integrity of the parties with whom we engage in business activities.

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

Because we have acquired a significant number of companies and businesses in recent years, goodwill and other intangible assets represent a substantial portion of our total assets. As at December 31, 2015, we recorded an impairment to our goodwill of approximately US$17.8 million. Our other intangible assets (net of accumulated amortization) were approximately US$105.6 million, accounting for 37.4% of our total assets. We perform an annual impairment assessment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. If this assessment concludes that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and we are not required to perform the two-step goodwill impairment test. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting unit. For the annual impairment assessment in 2015, performed in June 2015, considering the operation results with decreasing total rolling chips turnover and the decrease of market capitalization during the first half of 2015, we performed the first step of goodwill impairment test and determined and concluded that the carrying value of our reporting unit exceeded the estimated fair value. As of June 30, 2015, we have completed our annual impairment assessments and concluded that goodwill was impaired.

A significant impairment charge has had a material adverse impact on our financial condition and results of operation.

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

We utilize lines of credit granted by casino operators to purchase non-negotiable chips from the casinos and provide them to VIP gaming patrons. As of December 31, 2015, we obtained lines of credit of approximately US$57.6 million from casino operators, of which approximately US$41.9 million were outstanding as of December 31, 2015, As required by the casino operators, these lines of credit are personally guaranteed by the shareholders of the Promoter Companies, namely Mr. Lam, Mr. Vong and Mr. Lou Kan Kuong. We cannot assure you that we will be able to obtain future lines of credit from casino operators without such personal guarantees. If we are unable to obtain such credit in the future and are unable to replace it by alternative independent third party guarantees or other financing arrangements, our ability to provide non-negotiable chips to VIP gaming patrons will be impaired, which may discourage the VIP gaming patrons from coming to our VIP rooms, which in turn may adversely impact our business, financial condition and results of operations.

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

During the three years ended December 31, 2013, 2014 and 2015, there were no defaults by VIP gaming patrons and no provisions were made in relation to markers receivables from VIP gaming patrons. During the three years ended December 31, 2013, 2014 and 2015, however, members of our management team personally guaranteed the collection of certain markers receivables which provided credit comfort to us. We cannot assure you that the release of these guarantees will not affect the future recoverability of these advances, which could have a material adverse impact on our financial condition and results of operations.

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

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation and could result in a significant loss of your investment in us.

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

Under the existing legal framework, VIP gaming promoters must report suspicious transactions within 48 hours of becoming aware of such suspicious behavior. Failure to report suspicious transactions constitutes an administrative offence. Depending on the number of suspicious transactions reported, the DICJ may at any time instruct concessionaires or sub-concessionaires to enforce stricter control of suspicious transactions reporting. We didn’t have suspicious transaction reported. We cannot assure you that this requirement will not be more strictly enforced in the future.

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

Agreements for concessions and sub-concessions to operate casinos in Macau are for specific periods of time and may not be renewed upon their expiration. Also, the Macau government has the right to unilaterally terminate the concessions or sub-concessions in certain circumstances. Because we derive our rights from agreements with the casino operators, a termination of a casino operator’s license to operate a casino will cause a termination of our business at that casino.

The concession of SJM and the sub-concession of MGM Grand Paradise Limited will expire on March 31, 2020, unless extended pursuant to certain provisions of Macau law. The concession of Galaxy Casino, S.A. (“Galaxy”), the sub-concession of Venetian Macau, S.A. (“Venetian Macau”), the concession of Wynn Resorts (Macau), S.A. (“Wynn Macau”) and the sub- concession of Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”) will expire on June 26, 2022, unless extended pursuant to certain provisions of Macau law. Upon expiration of these concessions and sub-concessions, all casinos, gaming assets and equipment and ownership rights to the casino properties in Macau will revert to the Macau government without compensation to the casinos. Moreover, beginning on June 26, 2017, the fifteenth year of the concession of Galaxy, sub-concession of Venetian Macau, the concession of Wynn Macau and the sub-concession of Melco Crown Gaming, the Macau government may exercise its right to redeem the concessions or sub-concessions by providing the concessionaires or sub-concessionaires with at least one-year prior written notice. SJM has been subject to this right of redemption of the Macau government since April 1, 2009, the seventh year of SJM’s concession. We cannot assure you that the concessionaires or sub-concessionaires will be able to renew or extend their concessions or sub-concessions on terms favorable to them or at all. If any of the concessions or sub-concessions are not renewed or extended upon their stated expiration date, or if the Macau government exercises its early redemption right, we will cease to generate any revenue from the affected casinos and our gaming promotion operations at the affected casinos will cease accordingly.

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

Conducting business in Macau involves certain risks such as risks relating to changes in Macau’s and China’s political, economic and social conditions, changes in Macau governmental policies, changes in Macau laws or regulations or their interpretation, changes in exchange control regulations, potential restrictions on foreign investment and repatriation of capital, measures that may be introduced to control inflation, such as interest rate increases, and changes in the rates or method of taxation. In addition, our operations in Macau are exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. The PRC government may continue to adopt policy and regulatory measures aimed at curtailing the possibility of corruption in Macau’s gaming industry. In addition to corruption charges against many top mainland officials, the campaign has deterred high rollers from visiting Macau. Therefore, we cannot be certain that the PRC government’s anti-corruption policies and regulatory measures will not materially and adversely affect our business, financial condition, results of operations and prospects.

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

We intend to take part in the promotion of additional VIP gaming rooms, based, in part, on our expectation of future visitor arrivals in Macau, particularly from China. According to the Direcçªo dos Serviços de Estatística e Censos (Statistics and Census Service) (“DSEC”), 2010, 2011, 2012 , 2013, 2014 and 2015 tourists from mainland China accounted for approximately 53.0%, 57.7%, 60.9%, 63.5%, 67.4% and 66.5%, respectively, of all visitors to Macau. Since May 2008, the Chinese government has imposed restrictions on travel to Macau and may impose further restrictions in the future. In May and July 2008, the Chinese government adjusted its visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In September 2008, it was publicly announced that mainland Chinese citizens without a Macau visa could no longer enter Macau from Hong Kong. If the number of visitors from China and elsewhere fails to increase as anticipated, we may not be able to source enough VIP gaming patrons to our VIP rooms to meet the minimum rolling chip turnover requirement of our VIP rooms, and our business, financial condition and results of operations may be materially and adversely affected.

The level of visitor arrivals to Macau from China and elsewhere may decline due to, or travel to Macau may be disrupted by, natural disasters, outbreaks of disease, terrorist attacks, security alerts, military conflicts or other factors.

Macau’s subtropical climate and location on the South China Sea subject it to extreme weather conditions, including typhoons and heavy rainstorms. For example, in 2015, there were five typhoons that impacted areas within 800 km of Macau. Unfavorable weather conditions or other natural disasters such as earthquakes, tsunamis or major typhoons could severely disrupt transportation to Macau and prevent gaming patrons from travelling to Macau. Similarly, outbreaks of infectious diseases, such as H1N1, terrorist attacks, security alerts or military conflicts could have a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. Any of these, or other factors such as riots or demonstrations, could have a negative impact on visitor arrivals to Macau from China and elsewhere.

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

According to the DSEC, the year on year visitors arrival of Macau grew at 14.8% in 2010, 12.2% in 2011, 0.3% in 2012, 4.4% in 2013, 7.5% in 2014 and -2.6% in 2015. Accordingly, demands on the capacity of Macau’s transportation infrastructure have also increased. To improve Macau’s existing transportation infrastructure, the Macau government has announced a number of infrastructure projects to facilitate travel to and within Macau. These projects, which are in various stages of planning or development, include a further expansion of the Macau International Airport, construction of a light rail transit system, construction of two new tunnels linking the Macau peninsula and Taipa, construction of the Hong Kong-Zhuhai-Macau bridge and improved pedestrian walkways and border crossings. However, these projects may not be approved or completed in a timely fashion or at all and, if completed, may not be able to alleviate the growing transportation demand associated with the rapid expansion of Macau’s gaming industry and the related recent increase in visitor levels to Macau. If Macau fails to adequately address the growing transportation demand, transportation infrastructure problems could limit the number of visitors arriving in Macau, which, in turn, could have a material and adverse effect on our business, financial condition and results of operations.

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

As of March 10, 2016, our officers and directors hold 39.5% of the total outstanding shares of our Company. As a result of their substantial equity and voting interests, our officers and directors will, when acting together, have significant influence in, among other things, the election of a majority of our directors, including the collective ability to nominate directors; the appointment and change of our management; our legal and capital structure; and our day-to-day operations. They also enact influence over approving material mergers, acquisitions, dispositions and other business combinations, as well as approving any other material transactions and financings. These actions may be taken in many cases without the approval of the independent non-executive directors or other shareholders and the interests of our officers and directors may conflict with the interests of the public shareholders.

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

A. History and Development of the Company

Our legal and commercial name is “Iao Kun Group Holding Company Limited.” We are a Cayman Islands exempted company. Our principal place of business is located at Alameda Dr.Carlos d’Assumpcao No.181-187, Centro Comercial do Grupo Brilhantismo 12 Andar T, Macau, telephone number 853-2872-3425. On February 2, 2010, we acquired all of the outstanding capital stock of AGRL, a Hong Kong company that, through “profit interest agreements” between its subsidiaries and affiliated companies known as Promotion Entities, receive the profit streams from gaming operations conducted by the Promotion Entities. In connection with the acquisition, we changed our name from “CS China Acquisition Corp.” to “Asia Entertainment & Resources, Ltd.” Prior to our acquisition of AGRL, we had no operating business. On September 30, 2013, we changed our name from “Asia Entertainment & Resources, Ltd.” to “Iao Kun Group Holding Company Limited.”

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

King’s Gaming did not meet its 2012, 2013, 2014 and 2015 gross profit target for the years ended December 31, 2012, 2013, 2014 and 2015. Accordingly, the Seller is not entitled to receive any Earnout Shares or Additional Incentive Shares for those periods.

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

Bao Li achieved the rolling chip target for 2013, 2014 and 2015, and Earnout cash and Earnout Ordinary Shares earned and issued are as follows:

	Base Earnout	Base Earnout	Incremental Earnout	Incremental Earnout
Year	Cash Payments	Shares Issued	Cash Payments	Shares Issued
2013	$13,000,000	625,000	$13,000,000	625,000
2014	$13,000,000	625,000	$8,320,000	400,000
*2015	$13,000,000	625,000	$520,000	25,000

*It is anticipated that the cash payment and shares issuance for the 2015 earnout will be made in the second quarter of 2016.

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

We purchased the Oriental VIP Room Profit Interest for an aggregate amount of US$20,000,000, of which (i) US$10,000,000 was paid on June 26, 2013 upon satisfaction or waiver of certain conditions pursuant to the Oriental VIP Room Purchase Agreement; and (ii) US$10,000,000 was paid on December 13, 2013, within 3 Business Days of the satisfaction or waiver of certain conditions pursuant to the Oriental VIP Room Purchase Agreement. Should Mr. Vong Veng Im’s network of junket agents generate at least US$2.5 billion of rolling chip turnover during each of the 12 months periods ended June 30, 2014, 2015 and 2016, Mr. Vong Veng Im would be entitled to receive US$13,000,000 in cash and 625,000 Ordinary Shares for each 12 month period. For each incremental US$25,000,000 in rolling chip turnover in excess of US$2.5 billion, the Company will pay an additional US$130,000 and issue an additional 6,250 Ordinary Shares. Should Mr. Vong Veng Im achieve rolling chip turnover of at least US$15 billion during the 36 month period ended June 30, 2016, then the Company will pay an additional US$2,500,000 for every US$1 billion in excess of US$15 billion, up to a maximum of US$12,500,000.

Pursuant to the Oriental VIP Room Purchase Agreement, Mr. Vong Veng Im had agreed to provide a personal guaranty, for so long as he is employed by the Company providing for the guaranty of all obligations of Oriental VIP Room and himself, including but not limited to any bad debts that his network of junket agents may have incurred or may incur in the future.

The Oriental VIP Room achieved the rolling chip target for 12 month periods ended June 30, 2015 and 2014 and Earnout cash and Earnout Ordinary Shares earned and issued are as follows:

		Base Earnout	Incremental	Incremental Earnout
	Base Earnout	Shares	Earnout	Shares
Period ended	Cash Payments	Issued/Earned	Cash Payments	Issued/Earned
June 30, 2014	$13,000,000	625,000	$13,000,000	625,000
June 30, 2015	$13,000,000	625,000	$1,950,000	93,750

As of December 31, 2015, management does not expect the Oriental VIP Room will meet the June 30, 2016 rolling chip target and therefore has not recorded a liability for the June 30, 2016 earnout cash payment and share based payment.

Australia

On May 15, 2015, we entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou”) for acting as a junket operator for the Crown Perth Casino in Perth, Australia and for the Crown Melbourne Casino in Melbourne, Australia for $200 of consideration in total. Mr. Lou, who is currently an officer of IKGH, entered into agreements to act as a junket operator for the above two Casinos on June 24, 2013. We have started trial operations in the Australian casinos to gain a greater understanding of the preferences of our junket agents and VIP players and the logistics of the market. As of today, nominal revenues have been generated by the Australia operation, equal to our costs as we test this market. We receive a fixed percentage of the rolling chip turnover we generate at the Australian casinos and do not currently share in the win/loss results. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian Casinos as a related party transaction. We entered into the agreement to expand to overseas markets for our existing agent network in Macau.

B.	Business Overview

THE MACAU GAMING INDUSTRY

Overview

Macau is a Special Administrative Region of the PRC located on the Pearl River Delta on the southern border of Guangdong Province, one of China’s wealthiest and most urbanized provinces. It is approximately an hour away via high-speed ferry from Hong Kong, a tourism hub in Asia, and home to China’s only approved casino gaming region. Macau attracts visitors from Guangdong Province, which had a population of over 107 million in 2015, and from the rest of China, Taiwan, Japan, South Korea, Thailand, Malaysia, Singapore, Indonesia, India and the Philippines, which are all within a five hour flight from Macau and together with Hong Kong had a combined population of over 3.5 billion in 2015. According to the 12th Five-Year Plan (2011–2015) for National Economic and Social Development of the PRC, Macau is designated to be developed as a “world-class tourism and leisure center.”

According to the DSEC, visitors to Macau from mainland China and Hong Kong accounted for 66.5% and 21.3%, respectively, of arrivals in 2015. Total visitors to Macau from China grew at a CAGR of 5.9% from 2009 to 2015. Macau’s proximity to major population centers in Asia enhances its appeal as a popular gaming destination for foreign tourists. International visitation levels have also experienced rapid growth from 2003 to 2015. We expect to continue to benefit from the continued economic growth in China and other Asian countries.

We believe that Macau is the world’s largest and fastest growing gaming market in terms of gross gaming revenues. It is currently the only location in Greater China to offer legalized casino gaming. According to the DICJ, the Macau market generated US$28.9 billion in gross gaming revenues in 2015, a 34.5% decrease from 2014.

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

The following table summarizes certain information about Macau and its gaming market from 2009 to 2015:

	2009	2010	2011	2012	2013	2014	2015	2009– 2015 CAGR

Macau
Gross gaming revenues (1) (in millions of US$)	14,951	23,536	33,407	38,094	45,153	44,010	28,909	11.6%
VIP baccarat gross gaming revenues (in millions of US$)	9,999	16,951	24,460	26,410	29,855	26,609	16,012	8.2%
Number of gaming tables (2)	4,770	4,791	5,302	5,485	5,750	5,711	5,957	3.8%

Total visitation (million) (3)	21.8	25.0	28.0	28.1	29.3	31.5	30.7	5.9%

Sources: The DICJ and the DSEC

Notes:

(1)	Excluding revenues derived from non-casino related gaming activities such as horse racing, greyhound racing, Chinese lottery, instant lottery and sports lottery.

(2)	As at December 31, of each of the years presented.

(3)	Visitor arrivals have excluded non-resident workers and students, but included arrivals at the Trans Border Industrial Park.

Demand for Gaming and Gaming-Related Services

According to the DSEC, approximately 30.7 million visitors arrived in Macau in 2015, down by about 2.5% from 2014, of which approximately 20.4 million, or 66.5%, were from mainland China, as compared to 67.4% in 2014. Most VIP players in the VIP segment are sourced by a network of gaming promoters who work with various casino operators.

We believe that the increase in the number of gaming and gaming-related facilities is likely to continue Macau’s transformation into a premier integrated gaming and tourism center. The completion of new world-class gaming and gaming-related facilities in Macau could attract a greater number of gaming patrons and potentially result in an increase in total gaming revenue in Macau.

The following public policies implemented by the Chinese government are expected to continue to have a positive influence on the development of the gaming industry of Macau:

FITS. Since July 2003, residents of selected areas of mainland China have been allowed to visit Macau and Hong Kong under FITS, whereby approval requirements are significantly reduced and the application process is expedited. Since the introduction of FITS, visitors to Macau from mainland China have outnumbered visitors from Hong Kong. FITS has continued to expand since was initially introduced and, at December 31, 2015, encompassed more than 49 cities, including Beijing, Chongqing, Guangzhou, Shanghai and Tianjin.

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

The following diagram sets out the annual visitation to Macau from China from 2003 to 2015:

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

We believe that improved transportation to and within Macau will contribute to continued growth in visitation and gaming players. A number of infrastructure projects to facilitate travel have been recently completed or are in various stages of planning or development, such as the following:

•	Guangzhou-Zhuhai Highway. The highway which opened in 2004 links Macau to Hengqin Island, a PRC government-mandated strategic new zone planned for development into a commercial, residential and resort destination.

•	Guangzhou-Zhuhai Intercity Mass Rapid Transit. The mass rapid transit was opened in January 2011, which provides another convenient form of transport to Macau.

•	Guangzhou-Zhuhai Intercity Railway. The high speed railway was partially opened in 2011 and was completed at the end of 2012. The high speed railway reduces travel time between Guangzhou and Zhuhai, from two hours to approximately 45 minutes.

•	Airport capacity upgrade. With the continuous upgrade in the capacity and facilities of the Macau International Airport, the airport is expected to accommodate up to 7.1 million passengers by 2020, according to media reports.

•	Taipa Ferry Terminal. Macau is expected to have a soft opening of a new ferry terminal, Taipa Ferry Terminal in Taipa Island, in addition to its two current ferry terminals in 2016. Currently, there are two ferry terminals located at the inner harbor and the outer harbor on the Macau Peninsula, and a temporary one on the city’s Taipa Island in operation. The new terminal is expected to have 16 piers for boats with a capacity of up to 400 passengers and three piers for ships of 1,200 passenger berths. A heliport on the roof of the terminal is also expected to be constructed.

•	Macau Light Rail System. The light rail system connecting the Macau Peninsula, Taipa and Cotai via 21 different stations is expected to be ready for use between 2017 and 2018, which is expected to improve connectivity.

•	Hong Kong-Zhuhai-Macau Bridge. The bridge linking three areas will include a bridge with a total length of around 30 km, boundary crossing facilities, access roads and associated works. In January 2007, the local governments of Hong Kong, Zhuhai and Macau established the Hong Kong-Zhuhai-Macau Task Force to implement the project, which is expected to open in 2017. It will contribute to the reduction in road travel time from Hong Kong and/or Zhuhai to Macau.

•	Expansion of Border Gate. The expansion of the border gate checkpoint in the Portas do Cerco area in northern Macau was completed at the end of 2012, increasing the capacity of the border from 300,000 people per day to more than 500,000 people per day.

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

As at December 31, 2015, SJM operated 20 of the 36 casinos in Macau, Galaxy operated 6 casinos, Venetian Macau operated 4 casinos, Melco PBL operated 4 casinos and Wynn Macau and MGM Grand Paradise each operated 1 casino (Source: DICJ).

Galaxy was awarded a gaming concession in 2002 and opened its six casinos between 2004 and 2012. Galaxy entered into a sub-concession with Venetian Macau in December 2002. Venetian Macau currently operates four casinos in Macau, which opened in 2004, 2007, 2008 and 2012.

Wynn Macau was also awarded a concession in 2002 and opened its casino in September 2006. Wynn Macau entered into a sub-concession with Melco PBL in 2006. Melco PBL operates four casinos, of which its latest, the City of Dreams project located on the Cotai Strip, opened in 2009, and the others opened in 2007, 2008 and 2015.

SJM was awarded its concession in March 2002 and currently operates 20 casinos. SJM entered into a sub-concession with MGM Grand Paradise on April 19, 2005. MGM Grand Paradise opened its casino in December 2007.

With the development of Macau’s gaming market, some of the concessionaires and sub-concessionaires have increased their investments in gaming and gaming-related facilities. For example, construction on Macau Studio City resumed in 2012 and the resort opened in fourth quarter of 2015. The Galaxy Macau Phase 2 opened in mid-2015 and Phases 3 and 4 are expected to open in 2017. The Wynn Macau also announced in June 2012 that the construction of its first integrated resort in Cotai is expected to be completed in 2016. MGM Grand Paradise’s second property in Macau, the first in Cotai, made significant headway in February 2013 and is now expected to open in 2016 and in October 2012, the Macau government awarded a land grant to SJM in Cotai, and construction on this property is expected to be completed in 2017. Sands China expects to complete The Parisian in Cotai during 2016.

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

VIP Gaming Promotion in Macau

Unlike in Las Vegas, the gaming promoter system in Macau developed to promote VIP gaming operations. A VIP gaming room is an individual room within a casino specifically designed and designated for VIP room gaming patrons’ usage only. A VIP gaming room has its own cage, which functions as a financial vehicle between the casino and the VIP gaming promoter. All properties of the VIP gaming room belong to the casino, the dealers and the gaming managers are employees of the casino, and the gaming operations of a VIP gaming room are run by the casino. In effect, only the marketing efforts have been contracted out to the VIP gaming promoters, which efforts include the making of loans to agents and collaborators. Unlike in Las Vegas, in Macau, it is this VIP room gaming segment, not the mass market, that is driving the growth of its gaming industry. For 2015, VIP gaming operations in Macau amounted to $16 billion or 55.4% of the gross revenue from casino games.

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

Subsidiaries	Date of Incorporation
Foxhill Group Limited ( Foxhill ) +	February 15, 2007
Kasino Fortune Investments Limited ( Kasino Fortune )	February 16, 2007
Well Mount International Limited ( Well Mount ) +	November 1, 2007
Link Bond International Limited ( Link Bond ) +	November 1, 2007
Billion Boom International Limited ( Billion Boom )	November 1, 2007
Super Number Limited ( Super Number )	April 11, 2011
Jubilee Dynasty Ltd. ( Jubilee Dynasty )	May 18, 2012
Frontier Champion Limited ( Frontier )	May 28, 2013
Robust South Limited ("Robust") *	February 12, 2015
Yuwang Limited ("Yuwang")	March 11, 2015
Sino Hero Enterprises Limited ("Sino Hero")	March 16, 2015
Bliss Time Enterprises Limited ("Bliss")*	March 30, 2015
Brave Ring Limited ("Brave") *	March 30, 2015
Yong Kang Holdings Limited ("Yong") *	April 21, 2015
Prospect Jade Limited ("Prospect") *	April 22, 2015

* The subsidiary is currently inactive.

+ The subsidiary had been inactive and the subsidiary was dissolved in November 2015. Each of these subsidiaries had nominal activity, primarily consisting of organizational and administrative expenses. The dissolution of the subsidiaries did not have a significant impact on the consolidated financial statements.

Kasino Fortune, Billion Boom, Super Number, Sino Hero, Yuwang and Jubilee Dynasty are each a party to a profit interest agreement with a VIP gaming promoter and Frontier is a party to a profit interest agreement with a VIP gaming collaborator, as described below.

The major shareholders and management of IKGH’s VIP gaming promoters are members of IKGH’s management team who operate the VIP gaming promoters for the benefit of IKGH. These individuals, Messrs. Lam Man Pou, Vong Hon Kun, Lam Chou In, Lou Kan Kuong and Mok Chi Hung have extensive experience in the gaming business and long personal and business relationships among each other, some beginning as early as 1990. See the section entitled “Information About the Directors and Executive Officers” under Item 6.A. herein.

The following companies are the Promotion Entities:

VIP Gaming Promotion Entities	Date Formed	Location	Subsidiary holds 100% of Profit Interest	Effective date of profit interest agreement

Sang Heng Gaming Promotion Company Limited ( Sang Heng )**	March 28, 2007	Star World Hotel and Casino Downtown Macau	Kasino Fortune	February 2, 2010

King’s Gaming Promotion Ltd. ( King's Gaming )**	April 15, 2008	Sands Cotai Central Cotai, Macau	Billion Boom	November 10, 2010

Sang Lung Gaming Promotion Company Limited ( Sang Lung )**	March 28, 2011	Galaxy Macau Resort, Macau	Super Number	May 15, 2011

Bao Li Gaming Promotion Ltd. ( Bao Li )**	November 3, 2009	City of Dreams Hotel & Casino Cotai, Macau	Jubilee Dynasty	September 1, 2012

Mr. Lam Chou In (Collaborator) ***		Le Royal Arc Casino Downtown, Macau	Frontier Champion	July 1, 2013

Mr. Lou Kan Kuong (Crown Australia Junket Operator) ****		Crown Perth Casino in Perth, Australia and Crown Melbourne Casino in Melbourne, Australia	Sino Hero and Yuwang	May 16, 2015

** This is a Promoter Company in Macau.

*** According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and register with the Gaming Inspection and Coordination Bureau of the Macau SAR.

**** On May 15, 2015, the Company entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou” or the “Crown Australia Junket Operator”) promotion activities at the Crown Perth Casino in Perth, Australia and at the Crown Melbourne Casino in Melbourne, Australia with the consideration of $200 in total. Mr. Lou, who is currently an officer of Iao Kun, entered into agreements to act as a junket operator for the above two casinos on June 24, 2013. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian casinos as a related party transaction. The Company entered into the agreement to expand to overseas markets for its existing agent network in Macau.

To carry out their promotional activities, IKGH’s VIP gaming promoters, L’Arc Collaborator and the Crown Australian Junket Operator have a team of over 1,550 junket agents who have direct relationships with VIP gaming patrons, a significant percentage of whom are mainland Chinese nationals. Junket agents compete among themselves for VIP gaming patrons primarily through personal service. The VIP gaming promoter pays commissions to its junket agents based on the rolling chip turnover of each individual junket agent.

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which total expenses for Pak Si’s services were $4,798,000, $7,156,950 and $6,807,018 during the years ended December 31, 2015, 2014 and 2013, respectively. Effective January 1, 2015, the monthly payments were revised for Sang Heng and Sang Lung from $142,000 to $103,000  each, and effective January 1, 2016, the monthly payments were revised for Bao Li, King’s Gaming and the Oriental VIP Room from $65,000 to $52,000  each. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Aggregate number of Pak Si staff for our 5 Promotion Entities, including managerial and operational personnel, is approximately 60 people. Such agreements are for one-year terms and renewed in January of each year.

IKGH’s VIP gaming rooms are primarily focused on high-stakes baccarat. In 2015, baccarat accounted for approximately 88.4% of total Macau casino winnings. Through August 31, 2012, the IKGH VIP gaming promoters at the Galaxy Star World Hotel Casino, Galaxy Macau Resort, and Venetian Resort Hotel in Macau were paid on the basis of 1.25% of rolling chip turnover. Since then, they have been paid on a revenue sharing model pursuant to which they receive a percentage of gaming wins before expenses; if there are losses during the relevant period, the Promotion Entities will reimburse the casino operators and L’Arc Promoter in accordance with the gaming promoter agreement and collaborator agreement respectively. IKGH’s VIP gaming promoters’ quarterly gross win rate as a percentage of rolling chips turnover has ranged between approximately 2.2% and 4.2% for the period from January 1, 2011 to December 31, 2015.

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

Pursuant to these arrangements, each promotion entity enters into an agreement with the casino operator or a gaming promoter to promote a VIP gaming room in the casino. These agreements provide that each of the promotion entities receives a commission of the type described above. Each of the promotion entities then enters into a profit interest agreement with an IKGH subsidiary, providing for the assignment to the subsidiary of 100% of the profits derived by the promotion entity from its operation of the VIP gaming room. The manner of calculation of the profit is set out in an exhibit to the profit interest agreement. Sang Heng, King’s Gaming, Sang Lung, Bao Li Gaming, L’Arc Collaborator and Crown Australia Junket Operator profit interest agreements to which the IKGH subsidiaries are party provided that the assignments were effective on February 2, 2010 (the date of the consummation of our acquisition of AGRL), November 1, 2010, July 1, 2011, September 1, 2012, July 1, 2013 and May 15, 2015, respectively.

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

Marketing

Our sales and marketing channels consist of our network of junket agents, the collaborators as well as our management team. Junket agents and the collaborators typically maintain relationships with VIP players they bring to our VIP rooms by arranging the VIP players’ transportation, accommodations, food and entertainment. As of December 31, 2015, we had established a network of over 1,550 junket agents. Direct business VIP players are mostly VIP players whom our management team served when they were acting as junket agents before they joined our Group and have built long-term relationships with over the years.

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

Article 52 of the Macau Gaming Law provides that the government is responsible for further supplementing the Macau Gaming Law with necessary regulations to control and monitor the operations of the casino business. These supplementary regulations, including but not limited to the Gaming Credit Law, Law on Illicit Gaming and Gaming Promoters Regulation, govern the operation of gaming rooms and the activities of all major participants in the casino business in Macau. In order to better address the needs of the existing concession regime and to facilitate the modernization of the gaming industry in Macau, the Macau government and its Legislative Assembly have been revising the existing gaming regulations and are expected to enact new legislation or amend existing legislation to strengthen the legal framework on gaming activities.

DICJ

The DICJ is the primary regulator and supervisory institution of Macau’s gaming industry.

Among other requirements, concessionaires and sub-concessionaires are required to submit to the DICJ for record or inspection all significant documentation and periodic reports regarding their business and operation, as well as all matters requiring the Macau government’s approval or authorization as required by laws and/or the concession or sub-concession contracts, as applicable (such as changes in shareholding structure, control, directorship and key employees, gaming equipment and other matters related to the operation of casino games).

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

Macau Gaming Commission

The Macau Gaming Commission was created by the Chief Executive’s Dispatch No. 120/2000 on 4 July 2000, which was further amended by Dispatch No. 38/2010. The Gaming Commission is a specialized commission that directly reports to and presided over by the Chief Executive of the Macau government. It is responsible for formulating policies and facilitating the development of Macau’s gaming operations and relevant regulatory framework.

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

The Macau Gaming Law further sets forth principal rules for the concession regime and obligations of the concessionaires and sub-concessionaires. The concession regime restricts the operation of casino games to private companies incorporated in Macau that have concessions granted by the Macau government pursuant to the concession contracts and applicable gaming laws and regulations. Pursuant to the Macau Gaming Law, the Macau government granted concessions to SJM, Wynn Macau and Galaxy under an international public tender. It is provided under the concession contracts that the concessionaires are prohibited from entering into sub-concessions without the authorization of the Macau government. The Macau government has authorized three sub-concessions, one by Galaxy to Venetian Macau, one by SJM to MGM Grand Paradise and one by Wynn Macau to Melco Crown Gaming. The Macau government has stated in public announcements that only three sub-concessions will be permitted.

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

The following diagram illustrates our corporate structure and the relationships with IKGH’s Promotion Entities that are currently active:

Lou Kan Koung (Crown Perth Casino) Crown Perth Casino, Australia Lou Kan Koung (Crown Melbourne Casino) Crown Melbourne Casino, Australia 1 * Sang Heng Gaming Promotion Company Limited, Sang Lung Gaming Promotion Company Limited, Bao Li Gaming Promotion Limited, King’s Gaming Promotion Limited, Collaborator (Lam Chou In) and Crown Australia Junket Operator (Lou Kan Koung ) are treated as Variable Interest Entities of IKGH, their financial results are consolidated into the Group’s financial statements . The Promotion Entities engage a company named Pak Si Management and Consultancy Limited for provision of administrative services to the VIP gaming rooms . IKGH Kasino Fortune Investment Limited Super Number Limited Billion Boom International Limited Jubilee Dynasty Ltd. Frontier Champion Limited Sang Heng Gaming Promotion Company Limited Star World Hotel and Casino - Macao Gaming Promoter Agreement Sang Lung Gaming Promotion Company Limited Galaxy Macau Resort - Macau King’s Gaming Promotion Ltd. Sands Cotai Central Bao Li Gaming Promotion Ltd. City of Dreams Hotel and Casino Lam Chou In (Oriental VIP Room) Lee Wai Man (Gaming Promoter in L’Arc Hotel & Casino) Gaming Promoter Agreement Gaming Promoter Agreement Gaming Promoter Agreement Gaming Promoter Agreement 100% Profit Interest Agreement 100% Profit Interest Agreement 100% Profit Interest Agreement 100% Profit Interest Agreement Supplementary agreement to 100% Profit Interest Agreement Asia Gaming & Resort Limited (Hong Kong) 100% Wholly Owned Subsidiary 100% Wholly Owned Subsidiary Organizational Structure Sino Hero Limited Yuwang Limited 100% Profit Interest Agreement 100% Profit Interest Agreement Junket Operator Agreement Junket Operator Agreement

D.	Property, plant and equipment

We lease an office suite located at Alameda Dr. Carlos D’ Assumpcao, No: 181-187, Centro Comercial, c/o Grupo Brilhantismo, 12 Andar T, Macau, which we use for our administrative offices. Rent is approximately $2,965 per month.

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

OVERVIEW

We are a Cayman Islands company listed on the NASDAQ. We conduct VIP gaming promotion business at five VIP gaming rooms located in major casinos in Macau and two major casinos in Australia through the Promotion Entities, which include the Promoter Companies, the Collaborator (who are licensed gaming promoters and DICJ registered gaming collaborator) in Macau and Junket Operator in Australia. The principal business activities of our subsidiaries are to hold profit interest agreements with the Promotion Entities that confer upon us the right to enjoy all the economic benefits of the Promotion Entities, and exercise effective control over the structure, the underlying assets and net worth of the Promotion Entities. Since September 1, 2012, we have generated revenue by sharing a pre-determined percentage of the net gaming win/loss of the VIP Rooms with the respective casino operators and L’Arc Promoter in Macau. Prior to that, except for the MGM Iao Kun VIP room, which was under a revenue sharing model with the casino, we generated revenue by receiving a pre-determined fixed rate commission of not more than 1.25% of the rolling chip turnover in the VIP Rooms from the casino operators in Macau. Revenue from VIP operations in Australia is based upon a mutually-agreed percentage of the rolling chip turnover. Virtually all of the Promotion Entities’ revenue is ultimately generated by VIP players who are brought to the VIP Rooms by our management team and junket agents.

BASIS OF PRESENTATION

The Financial Information has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for annual financial reporting.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(All figures are in thousands except earnings (loss) per share)

Statements of operations data

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013

Revenue	$105,002	$233,823	$236,850
Expenses
Commission to junket agents	(76,980)	(188,448)	(182,639)
Selling, general and administrative expenses	(18,352)	(26,506)	(21,486)
Special rolling tax	(642)	(1,663)	(1,705)
Impairment of goodwill	(17,757)	-	-
Amortization of intangible assets	(16,369)	(16,365)	(13,187)
Operating (loss) income before change in fair value of contingent consideration	(25,098)	841	17,833
Change in Fair value of Contingent Consideration for the acquisitions	30,216	(60,919)	(12,446)
Net income (loss) income before tax	5,118	(60,078)	5,387
Income tax expense	—	—	—
Net income (loss) for the year attributable to Ordinary Shareholders	5,118	(60,078)	5,387
Other comprehensive income (loss) after tax	89	65	(77)
Total comprehensive income (loss) for the year attributable to Ordinary Shareholders	$5,207	$(60,013)	$5,310
Net earnings (loss) per share
Basic	$0.08	$(0.99)	$0.10
Diluted	$0.08	$(0.99)	$0.10

Balance sheet data

	December 31,	December 31,
	2015	2014

Current assets	$176,853	$201,573
Non-current assets	$105,888	$140,068
Current liabilities	$64,996	$83,089
Non-current liabilities	$-	$47,294
Total shareholders’ equity	$217,745	$211,258

Cash flow data

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013

Net cash provided by operating activities	$29,883	$60,602	$37,906
Net cash used in investing activities	(3)	(291)	(20,127)
Net cash used in financing activities	(37,966)	(56,929)	(30,845)
Net (decrease) increase in cash and cash equivalents	$(8,086)	$3,382	$(13,066)

SIGNIFICANT FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Macau’s gaming and tourism markets

Our business is and will be influenced most significantly by the growth or decline of the gaming and tourism markets in Macau. Rapid growth in the Macau gaming market commenced with the decision to grant new gaming concessions by the Macau Government in late 2001, and this growth has been facilitated by a number of drivers and initiatives which include, among others, favorable population demographics and economic growth across each of our Asian tourism source markets, substantial capital investment made by concessionaires in the development of branded and diversified destination resort properties, and the demonstrated commitment by central and local governments to improve or develop infrastructure connecting Macau with the rest of greater China. From 2008 to 2015, gross gaming revenues in Macau increased at a compound annual growth rate (“ CAGR”) of 11.21% and the number of hotel guests staying in Macau increased at a CAGR of 4.36%, according to the Gaming Inspection and Coordination Bureau (“DICJ”) and the Directhe dos ServiSer de Estatstatip e Censos (Statistics and Census Service) (“DSEC”), respectively. In 2011, 2012, 2013, 2014 and 2015, gross gaming revenues in Macau reached US$33.4 billion, US$38.0 billion, US$45.2 billion, US$44.1 billion and $28.9 billion, respectively, according to the DICJ. In the years ended December 31, 2011, 2012, 2013, 2014 and 2015, the total number of hotel guests staying in Macau was approximately 12.9 million, 13.6 million, 14.3 million, 14.6 million and 14.3 million, respectively, according to the DSEC.

The total number of visitors to Macau increased at a CAGR of 4.26% from 2008 to 2015 according to the DSEC. From 2011 to 2015, there were approximately 28.0 million, 28.1 million, 29.3 million, 31.5 million and 30.7 million visitors to Macau, respectively, according to the DSEC. A majority of these visitors come from Greater China. Stable progress in the economic expansion of the domestic economy in China and further development of policy measures designed to advance economic cooperation between the Pearl River Delta, Hong Kong and Macau are key to the future development of our business opportunities. Starting from the first quarter of 2015, the number of visitors to Macau, particularly visitors from China’s Guangdong province (where most of our visitors come from), began to decline significantly due to the tightening of Chinese government policies and regulatory factors, such as visa restrictions and restrictions on credit card usage, which also greatly impacted the overall gross gaming revenues in Macau.

According to the DICJ, gross gaming revenues in Macau increased by 13.4% from 2011 to 2012, increased by 18.6% from 2012 to 2013, decreased by 2.5% from 2013 to 2014, and significantly decreased by 34.3% from 2014 to 2015, primarily due to the decline in revenue growth (as a percentage of total gross gaming revenue) of VIP baccarat since 2012, which accounted for 73.2%, 69.3%, 66.1%, 60.5% and 55.4% of total gross gaming revenue in Macau in 2011, 2012, 2013, 2014 and 2015, respectively. Such decline was primarily a result of slower economic growth in parts of mainland China, the on-going anti-corruption campaign in mainland China, as well as the continued tightening of government policies (including visa restrictions and restrictions on credit card usage) by the Chinese government in recent years. The continued economic slowdown in mainland China will likely adversely affect the Macau gaming industry and our results of operations.

Our credit extension policies

The availability of cage capital and our credit extension policies have significant impact on our revenue. Our cage capital mainly consists of retained earnings, lines of credit from casino operators and temporary credit from certain shareholders. As of December 31, 2015, we had an aggregate of US$57.6 million in total available lines of credit from casino operators in Macau and Australia, and the casino operators may extend temporary credit in excess of this amount to us from time to time.

In light of the decreasing trend of VIP baccarat, the casino game offered in the VIP Rooms, as well as the slower growth of China’s economy; the on-going anti-corruption campaign and the continued tightening of government policies in recent years, we have adopted a prudent approach in the extension of gaming credit since May 2012 by (i) tightening gaming credit to VIP gaming patrons; and (ii) taking steps to closely monitor the collection of outstanding markers. As a result, our total rolling chip turnover since 2012 were adversely impacted. While our efforts to monitor the collection of outstanding markers have successfully mitigated our risk of bad debt, we have experienced a lengthening of the collection period on certain markers, though they remain within our collection policy of 180 days.

To effectively mitigate the adverse impact such tightening of credit had on our operating results, we have been pursuing strategic acquisitions to enlarge our junket agent base, similar to the Bao Li Acquisition in 2012 and the Oriental VIP Room Acquisition in 2013. In addition, we believe that VIP Gaming Promoters and Collaborators with fewer financial resources than we have will either cease operations or be targets for acquisition as the VIP Gaming sector consolidates into fewer, more financially secure VIP Gaming Promoters.  As a result of our conservative extension of credit, we believe we are well positioned to expand our operations as part of this consolidation.  While we have not identified specific VIP Gaming Promoters and Collaborators for acquisition, we continue to evaluate the sector and the potential expansion opportunities including overseas.

We have offered higher fixed commission rates to non-credit agents (agents that we do not extend credit to) since January 2013 and implemented a super-agent program in September 2012, which provides certain non-credit agents an option to participate in sharing our overall win/loss each month based on their proportionate contribution of our total rolling chip turnover of the previous month in addition to receiving a fixed rate commission. We intend to continue such initiatives in an effort to attract a higher proportion of non-credit agents who have the financial resources to purchase non-negotiable chips from us rather than relying on gaming credit extended by us, which in turn increases the number of VIP players and rolling chip turnover without additional credit risk.

Our network of junket agents

Virtually all our revenue is ultimately generated by VIP players brought to the VIP Rooms by junket agents. With the decreasing trend of VIP gaming in Macau, the competition for services provided by junket agents has increased. Our network of junket agents, our ability to maintain good relationships with them and our ability to continue to develop relationships with new junket agents will continue to have a significant impact on our results of operations.

Our revenue model

Macau

Beginning September 1, 2012, we changed our remuneration model from a fixed rate commission of not more than 1.25% of rolling chip turnover to a revenue sharing model where we currently share 40% to 45% of the net gaming win/loss before expenses with the respective casino operators and L’Arc Promoter in Macau. In respect of the Oriental VIP Room, we elected to pay a fixed amount of table rental to the L’Arc Promoter in exchange for a higher percentage of net gaming win/loss. Beginning in September 2015, we are no longer paying a table rental fee and our percentage of net gaming win/loss was reduced.

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

Our operating results under the revenue sharing model directly correlate with the win/loss rate in the VIP Rooms and are therefore subject to greater fluctuation as compared to a fixed rate commission model. As a result, our short-term results may be materially affected by the win/loss variances in the VIP Rooms and may not be indicative of our future performance. As a result of the shift in revenue model, our revenue as a percentage of rolling chip turnover changed from 1.26% in 2011, to 1.30% in 2012, 1.39% in 2013, 1.41% in 2014, and to 1.63% in 2015. However, according to Union Gaming, the generally expected win rate for VIP baccarat, the table game played at the VIP Rooms, is between 2.7% to 3.0% and our quarterly win rates from January 1, 2011 to December 31, 2015 ranged from 2.18% to 4.19%.

Since our change in revenue model, we have increased commission payments to non-credit agents and have allowed super-agents to participate in sharing our overall win/loss, which contributed to an overall higher percentage of commission paid to junket agents in relation to rolling chip turnover. As our network of non-credit agents and super-agent program expand, we expect a higher percentage of commission to junket agents in relation to rolling chip turnover.

Australia

On May 15, 2015, we entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou”) for acting as a junket operator for the Crown Perth Casino in Perth, Australia and for the Crown Melbourne Casino in Melbourne, Australia for $200 of consideration in total. Mr. Lou, who is currently an officer of IKGH, entered into agreements to act as a junket operator for the above two Casinos on June 24, 2013. We have started trial operations in the Australian casinos to gain a greater understanding of the preferences of our junket agents and VIP players and the logistics of the market. As of today, nominal revenues have been generated by the Australia operation, equal to our costs as we test this market. We receive a fixed percentage of the rolling chip turnover we generate at the Australian casinos and do not currently share in the win/loss results. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian Casinos as a related party transaction. We entered into the agreement to expand to overseas markets for our existing agent network in Macau.

Hong Kong Stock Exchange Listing

During 2014, the Hong Kong Stock Exchange decided to no longer proceed with their review of our listing application for the time being and consequentially the Company has elected not to continue with the application process at this time. With such a decision the management of the Company can allocate its resources to explore further business expansion opportunities, including but not limited to finding VIP rooms in new locations and strategic investments, in order to maximize the shareholders' return in due course.

Goodwill Impairment

Goodwill is recorded when the purchase price for an acquisition exceeds the estimated fair value of the net tangible and identified intangible assets acquired. The Company currently has only one reporting unit which is the gaming promotion business mainly located in Macau. Current operations in Australia are managed under the same reporting unit as Macau. As our international business expands, we may have additional reporting units.

The Company has adjusted the rolling chip turnover guidance to reflect the decline in revenue of the VIP gaming business in Macau. During the year ended December 31, 2015, the Company has been actively exploring alternatives to diversify the source of revenue in overseas markets. These results, along with changes in the competitive marketplace led to a shift in strategic direction and reduced future revenue and profitability expectations for the business. As a result of these changes in strategy and expectations, the Company forecasted reductions in rolling chip turnover growth rates and lower future cash flows used to estimate the fair value of the business unit, which resulted in an impairment charge for goodwill recorded in the consolidated financial statements.

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

Allowance for doubtful accounts to marker receivable

The Company regularly evaluates the allowance for uncollectible marker receivables based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. We recognize an allowance for doubtful accounts in an amount equal to anticipated future write-offs. Management believes that an allowance for uncollectible markers receivable is not necessary under current conditions; however, unexpected, significant deterioration in any of the factors mentioned above or in general economic conditions could materially change these expectations.

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

For the annual impairment assessment in 2015, performed in June 2015, considering the operation results with decreasing total rolling chips turnover and the decrease of market capitalization during the first half of 2015, we performed the first step of goodwill impairment test and determined and concluded that the carrying value of our reporting unit exceeded the estimated fair value. As of June 30, 2015, we have completed our annual impairment assessments and concluded that goodwill was impaired.

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

On a quarterly basis, Management evaluates contingent purchase price liability for each acquisition assuming probability-weighted gross profit or rolling chip turnover targets are achieved over the earn-out period. The Company also utilizes the Monte Carlo Method to determine the average simulated share prices which are used to determine the estimated contingent liabilities for shares to be earned. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Company’s statement of operations and financial position in the period of change in estimate.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings. Contingent purchase price liability is described in Note 9, 10 and 11 of the Notes to Consolidated Financial Statements.

CERTAIN STATEMENTS OF OPERATIONS ITEMS

Revenue from VIP gaming promotion operations

Our source of revenue is primarily commissions received from the casino operators and the L’Arc Promoter from VIP gaming promotion operations in Macau. We have started trial operations in Australia and believe the operations will contribute to future revenues. We also received a small amount of service revenue which is disbursement income from junket agents for providing transportation, accommodation, food and beverage and other complimentary services to them starting in 2013. The profits derived from our VIP gaming promotion operations depend on the gaming volumes and win rate in the VIP Rooms. Revenue from VIP gaming promotion operations in Macau is recorded based on our share of the gaming win/loss, and prior to September 2012, primarily as a fixed percentage of rolling chip turnover in the VIP gaming rooms. Our Australian operations are based upon a fixed percentage of rolling chip turnover.

Commission to junket agents

We pay commissions to junket agents typically based on their rolling chip turnover. We do not pay commissions with respect to direct business VIP players sourced by our management team. We implemented a super-agent program in September 2012 which allowed certain non-credit agents to participate in sharing overall win/loss with us in addition to receiving a fixed rate commission. During the years ended December 31, 2015, 2014 and 2013, the junket agents who participated in such super-agent program received more commissions than they would have under the fixed rate commission model.

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

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013

Legal and professional fees	$1,125	$1,324	$2,391
Management salaries and director fees	2,440	2,776	2,452
Management fees	4,798	7,157	6,807
Staff costs excluding directors’ remuneration	3,994	2,309	1,746
VIP room operating costs	2,402	5,205	2,218
Other (1)	3,431	4,698	3,560
Hong Kong Listing Expenses	162	3,037	2,312
Total	$18,352	$26,506	$21,486

Note:

(1)	Other mainly includes entertainment expenses, investor relations fees, advertising expenses and overseas travelling expenses by management.

Changes in the Management and Board of Directors

Effective as of May 1, 2015:

•	Vong Hon Kun, formerly the Chief Operating Officer of IKGH, has been promoted to Chief Executive Officer of IKGH, and remains a director of IKGH.

•	Lam Chou In, formerly an Operating Officer of IKGH, has been promoted to Chief Operating Officer of IKGH and has been appointed to the Board of Directors.

•	Yip Cheuk Fai has been named the Chief Financial Officer of IKGH and has been appointed to the Board of Directors.

•	Kwok Chi Chung has been appointed to IKGH’s Board of Directors as an independent director and is serving on IKGH’s Audit and Nominating Committees.

•	The appointments were made due to the resignations of Leong Siak Hung from his position as Chief Executive Officer and a director of IKGH, Raymond Li Chun Ming from his position as Chief Financial Officer and a director of IKGH, and George Chui Vai Hou as a director of IKGH. Mr. Leong continued as a consultant of IKGH until the end of 2015, when the contract expired. Each has resigned for personal and/or medical reasons and not because of any disagreements with IKGH.

RESULTS OF OPERATIONS

For the Year Ended December 31, 2015 Compared to the year ended December 31, 2014

The following table sets forth certain information regarding our results of operations for the year ended December 31, 2015 and 2014 (all figures are in $ thousands except ratios and percentages).

	Year Ended December 31, 2015	Year Ended December 31, 2014	% change from 2014 to 2015
Revenue from VIP gaming promotion	$105,002	$233,823	(55)%

Commission to junket agents	$76,980	$188,448	(59)%

Selling, general and administrative expenses	$18,352	$26,506	(31)%

Operating (loss) income before change in fair value of contingent consideration	$(25,098)	$841	(3,084)%

Percentage of operating (loss) income before change in fair value of contingent consideration/Revenue from VIP gaming promotion	(23.90)%	0.36%

Non-GAAP Financial Results

The following Non-GAAP financial results for the year ended December 31, 2015 and 2014 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures).

	Year Ended December 31, 2015	Year Ended December 31, 2014	% change from 2014 to 2015
Non-GAAP income before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration	$9,029	$17,206	(48)%

Percentage of Non-GAAP income before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration/Revenue from VIP gaming promotion	8.6%	7.36%

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

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the year ended December 31, 2015 and 2014 (all figures are in $ thousands except for ratios and percentages).

	Year Ended December 31, 2015	Year Ended December 31, 2014	% change from 2014 to 2015
Rolling Chip Turnover	$6,422,339	$16,627,093	(61.4)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.63%	1.41%	16.3%

Commission to junket agents/Rolling Chip Turnover	1.20%	1.13%	5.8%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.43%	0.26%	62.2%

Selling, general and administrative expenses/Rolling Chip Turnover	0.29%	0.16%	79.3%

Operating (loss) income before change in fair value of contingent consideration/Rolling Chip Turnover	(0.39)%	0.01%	(7,826.2)%

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2013 to December 31, 2015:

Period	Win Rate %

Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%
Q1 2014	3.60%
Q2 2014	2.18%
Q3 2014	2.51%
Q4 2014	3.95%
Q1 2015	4.19%
Q2 2015	2.73%
Q3 2015	3.91%
Q4 2015	3.42%

Revenue from VIP gaming promotion operations was US$105.0 million for the year ended December 31, 2015, as compared to US$233.9 million for the year ended December 31, 2014, representing a decrease of 55%, whereas revenue as a percentage of rolling chip turnover increased from 1.41% for the year ended December 31, 2014 to 1.63% in 2015, representing an increase of 16.3%. Such increases were primarily a result of a win rate of 3.59% for the year ended December 31, 2015, which is above the statistical average win rate range, compared to a win rate of 2.98% for the year ended December 31, 2014.

During 2015, we experienced a significant decrease in our Rolling Chip Turnover compared to 2014. Our Rolling Chip Turnover was $6.4 billion and $16.6 billion in 2015 and 2014, respectively, a 61.4% decrease. Our Rolling Chip Turnover was significantly impacted by:

•	a higher than the statistical average win rate which may result in lower Rolling Chip Turnover;

•	potential players being deterred by a variety of factors including increased oversight of credit cards that many gamblers use to access funds in Macau;

•	a lack of demand from high rollers and less visits to Macau primarily due to recent anti-corruption enforcement by the PRC government; and

•	our tightening policy to provide gaming credit as a result of lengthened collection periods on certain markers, which remain within our collection policy of 180 days.

The commission paid to junket agents decreased by US$111.5 million, or 59%, to US$77.0 million for the year ended December 31, 2015, as compared to the year ended December 31, 2014, primarily as a result of significantly lower Rolling Chip Turnover compared to the prior period. The commission paid to junket agents as a percentage of rolling chip turnover was 1.20% for the year ended December 31, 2015, up from 1.13% for the year ended December 31, 2014, an increase of 5.8%. Beginning in January 2013, we began an upward adjustment in commission rates to stay competitive in the Macau VIP gaming industry and to compensate our junket agents for no longer providing any complimentary hotel and casino services to them, as well as higher commission paid to non-credit agents and super-agents. The increase in the commission paid to junket agents as a percentage of Rolling Chip Turnover was primarily a result of the high win rate and super-agent participation in our revenue sharing program.

Selling, general and administrative expenses decreased by US$8.2 million, or 31%, to US$18.4 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. Staff costs increased by US$1.4 million as a result of a decrease in executive compensation offset by an increase in the number of employees and decreased management fees of US$2.4 million due to directly hiring employees to reduce our reliance on Pak Si. VIP gaming room operating costs and other costs decreased by US$4.0 million during the year ended December 31, 2015 as a result of the reduced number of junket agents and VIP players visiting Macau. As a result of no longer pursuing a listing on the Hong Kong Stock Exchange, the listing expenses were US$0.2 million during the year ended December 31, 2015 compared to US$3.0 million recorded in the prior period. We do not anticipate additional listing costs.

The special rolling tax decreased by US$1.0 million, or 61.4%, to US$0.6 million for the year ended December 31, 2015 from the year ended December 31, 2014 as a result of the decrease in rolling chip turnover. The percentage of the special rolling tax to revenue from VIP gaming promotion remained consistent in a range of 0.6% to 0.7% for the years ended December 31, 2015 and 2014.

Amortization of intangible assets for the years ended December 31, 2015 and 2014 remained consistent.

We performed an assessment to test our goodwill for impairment as of June 30, 2015 and determined that the goodwill was impaired as of June 30, 2015 and recorded an impairment charge of US$17.8 million during the year ended December 31, 2015. There was no impairment of goodwill recognized during the year ended December 31, 2014.

Operating loss before change in the fair value of contingent consideration payables was US$25.1 million for the year ended December 31, 2015, as compared to operating income of US$0.8 million for the year ended December 31, 2014, representing an increase in net loss of 3,084%, primarily as a result of a significant decrease in revenues as a result of lower Rolling Chip Turnover and a one-time charge of impairment of goodwill.

There was a decrease in the fair value of the contingent consideration liability in respect of the Bao Li Acquisition and Oriental VIP Room Acquisition of US$30.2 million, primarily resulting from the acquired networks of junket agents achieving lower rolling chip turnover results than forecasted at December 31, 2014. Bao Li Gaming met its rolling chip target for the year ended December 31, 2015 and as a result it has earned its contingent consideration which will no longer be estimated and measured. We previously estimated that the Oriental VIP Room would significantly outperform its base earnout rolling chip turnover target. We revised our estimates to assume that it would not meet the base earnout rolling chip target. There was no fair value change of the contingent consideration payable in respect of the King’s Gaming acquisition for the year ended December 31, 2015 as the forecasted gross profit level of King’s Gaming resulted in no additional earn-out shares expected to be earned by the King’s Gaming seller. As required by U.S. GAAP, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position.

As a result of the above, we had net income of US$5.1 million for the year ended December 31, 2015 versus a net loss of $60.1 million for the year ended December 31, 2014.

Basic and diluted earnings per share for the year ended December 31, 2015 was US$0.08 based upon the weighted average share counts of 62,116,749 and 62,292,834, respectively.

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

Non-GAAP Financial Results

The following Non-GAAP financial results for the years ended December 31, 2014 and 2013 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in thousands except ratios and percentages) (see Non-GAAP Financial Measures.)

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

Revenue from VIP gaming promotion operations was US$234 million for the year ended December 31, 2014, as compared to US$237 million for the year ended December 31, 2013, representing an decrease of 1.3%, whereas revenue as a percentage of rolling chip turnover increased from 1.39% for the year ended December 31, 2013 to 1.41% in 2014, representing an increase of 1.2%. Such increases were primarily a result of (i) a win rate of 2.98% for the year ended December 31, 2014, which is within the statistical average win rate range, compared to a win rate of 2.97% for the year ended December 31, 2013; (ii) slower revenue growth of VIP baccarat as consistent with the overall growth of gaming revenue in Macau; and (iii) the economic downturn and tightening of credit in mainland China, where the majority of our VIP gaming patrons come from. The reduction in amounts of gaming credit we make available to VIP gaming patrons adversely impacted the growth in our total rolling chip turnover since 2012. If the Chinese economy improves and demonstrates sustainable momentum, we may consider relaxing our credit extension policy.

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

The commission paid to junket agents increased by US$5.8 million, or 3.2%, to US$188 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013, primarily as a result of our network of non-credit agents and super-agents program expand compared to the prior period. The commission paid to junket agents as a percentage of rolling chip turnover was 1.13% for the year ended December 31, 2014, up from 1.07% for the year ended December 31, 2013, an increase of 5.8%. Beginning in January 2013, we began an upward adjustment in commission rates to stay competitive in the Macau VIP gaming industry and to compensate our junket agents for no longer providing any complimentary hotel and casino services to them from January 2013 as well as higher commission paid to non-credit agents and super-agents and a decrease in the percentage of revenue generated from direct business where we do not pay commission.

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

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration) and Non-GAAP EPS differs from EPS based on net income because it does not include amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013

Net Income (Loss) attributable to ordinary shareholders	$5,117,769	$(60,077,935)	$5,387,502

Amortization of intangible assets	16,369,467	16,365,034	13,187,006

Impairment of goodwill	17,757,113	-	-

Change in fair value of contingent consideration	(30,215,735)	60,918,569	12,445,789

Non-GAAP income (before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration)	$9,028,614	$17,205,668	$31,020,297

Weighted Average Shares Outstanding

Basic	62,116,749	60,781,915	53,030,405
Diluted	62,292,834	61,002,086	53,210,572

	For the Year Ended December 31, 2015		For the Year Ended December 31, 2014		For the Year Ended December 31, 2013
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted

Net Income (Loss) per share attributable to ordinary shareholders	$0.08	$0.08	$(0.99)	$(0.99)	$0.10	$0.10

Amortization of intangible assets	0.26	0.26	0.27	0.27	0.25	0.25

Impairment of goodwill	0.29	0.29	-	-	-	-

Change in fair value of contingent consideration	(0.49)	(0.49)	1.00	1.00	0.23	0.23

Non-GAAP earnings per share (before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration)	$0.14	$0.14	$0.28	$0.28	$0.58	$0.58

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

Macau

The Promoter Companies, Sang Heng, King’s Gaming, Bao Li and Sang Lung, and L’Arc Collaborator are not subject to Macau Complementary Tax, because their gaming revenue is received net of taxes collected by the Macau Government which are paid directly by the casino operators on a monthly basis. As a result, no provision for Macau Complementary Tax has been made.

The exemption from Macau Complementary Tax, however, does not apply to the dividends to be distributed by the Company’s Macau subsidiaries. We are, therefore, subject to Macau Complementary Tax at a progressive rate of up to maximum of 12% for dividends we receive from our Macau subsidiaries. Accordingly, we are required to recognize deferred tax liabilities for taxable temporary differences associated with its investments in Macau subsidiaries except where we will be able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

During the reporting period, no liability was recognized in respect of these differences because we were in a position to control the timing of reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

The Promotion Entities in Macau are subject to special rolling tax which is deducted and withheld by each casino operator and L’Arc Promoter on a monthly basis. The rate of special rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room, and the special rolling tax is deducted as a cost of operation.

Australia

The Junket Operator in Australia is currently not subject to Goods and Services Tax (“GST”) and any income tax in Australia.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2015, our total available cage capital was US$174 million, consisting of markers receivable of US$171 million and cash and cash chips on hand of US$3 million.

As of December 31, 2015, we had a total cash and cash equivalents balance of US$3 million, compared to cash and cash equivalents of US$11 million as of December 31, 2014. The decrease is mainly as a result of significantly lower Non-GAAP net income, lower extension of credit and longer collection period for markers receivable, increased utilization of line of credit and increased shareholder loans offset by the reduced payments for the settlement of the outstanding consideration for the acquisitions of the Bao Li Gaming and the Oriental VIP Room in 2015 and no additional payments for King’s Gaming. Our credit risk is primarily attributable to markers receivable.

As of December 31, 2015, we had available lines of credit of US$57.6 million from casino operators in Macau and Australia excluding temporary credits, of which US$42 million was outstanding as of December 31, 2015. If the casino operators decide not to renew the lines of credit in any given month, our rolling chip turnover may be reduced as a result of reduced credit extended to our VIP gaming patrons. As a result, our gaming revenue from the casino operators and L’Arc Promoter and our net operating income could also be reduced.

As of December 31, 2015, we had interest free loans from shareholders of US$2.8 million which are temporary credit extended to us from time to time as part of our cage capital to meet additional gaming credit demand by our VIP gaming patrons.

Our expected sources of repayment of the lines of credit extended by the casino operators and our shareholders are the repayment of markers receivable from our VIP gaming patrons as well as receivables due from the casino operators and L’Arc Promoter.

In June 2011, we adopted a share repurchase plan, or the 2011 Repurchase Plan, to purchase up to two million of shares on the open market at prices to be determined by our management. We purchased an aggregate of 26,300 shares for an aggregate purchase price of US$0.1 million under the 2011 Repurchase Plan, which expired on June 30, 2012. The shares repurchased under the 2011 Repurchase Plan have been retired and the purchase price was allocated to ordinary shares and additional paid in capital. In 2012, we repurchased an aggregate of 1,273,947 shares for an aggregate purchase price of US$4.2 million pursuant to the 2012 Repurchase Plan. In the first three months of 2013, we repurchased the remaining 726,053 shares available under the 2012 Repurchase Plan for an aggregate purchase price of US$2.7 million. The shares have been retired and the purchase price was allocated to ordinary shares and additional paid in capital. In March 2013, the Board of Directors established the 2013 Repurchase Plan, which authorized us to purchase up to four million shares on the open market at prices to be determined by our management. During the year ended December 31, 2013 we repurchased an aggregate of 732,900 shares for an aggregate purchase price of US$2.3 million pursuant to the 2013 Repurchase Plan. During the year ended December 31, 2014, we repurchased an aggregate of 1,415,300 shares for an aggregate purchase price of US$4.2 million pursuant to the 2013 Repurchase Plan. The shares repurchased under the 2013 Repurchase Plan were retired and the purchase price was allocated to ordinary shares and additional paid in capital. There were no shares repurchased during the year ended December 31, 2015. The 2013 Repurchase Plan remains effective until terminated by our officers, who are authorized to discontinue such plan at any time in their discretion.

Working capital

We believe that we have sufficient working capital available for the next twelve months.

Cash flow

Historically, we have financed our working capital and other capital requirements primarily through cash generated from our operations and shareholder loans. The following table sets forth a summary of our cash flows for the periods indicated. (All figures are in thousands.)

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013

Net cash provided by operating activities	$29,883	$60,602	$37,906
Net cash used in investing activities	(3)	(291)	(20,127)
Net cash used in financing activities	(37,966)	(56,929)	(30,845)
Net (decrease) increase in cash and cash equivalents	$(8,086)	$3,382	$(13,066)

Cash flow generated from operating activities

The decrease in net cash provided by operating activities for the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily due to a decrease in the amount of markers receivable collected as a result of lower outstanding markers receivable as well as lengthened collection times for markers receivable and offset by increased utilization of our lines of credit. Other fluctuations in cash from operating activities were due primarily to miscellaneous timing differences.

Cash flow used in investing activities

The decrease in net cash used in investing activities for the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily due to an insignificant purchase of property and equipment in 2015.

Cash flow used in financing activities

The decrease in net cash used in financing activities for the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily due to (1) no Ordinary Shares were repurchased in 2015; and (2) reduced payments (in total) for contingent consideration paid for the acquisitions of King’s Gaming, Bao Li Gaming and the Oriental VIP Room in 2015 as compared to 2014.

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

Off-Balance Sheet Arrangements

None.

Contractual Obligations

We have the following long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities as of December 31, 2015:

	Payments due by period
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

Shareholder Loans	$2,827,584	$2,827,584	$-	$-	$-
Operating Lease Obligations	14,240	14,240	-	-	-
Management Agreements	4,334,030	4,334,030	-	-	-
Employment Agreements	2,944,651	1,283,793	1,660,858	-	-
Contingent Consideration	14,228,500	14,228,500	-	-	-
	$24,349,005	$22,688,147	$1,660,858	$-	$-

Other Events

On March 4, 2016, the Company issued a press release announcing 2015 financial results. A copy of the press release is attached as Exhibit 99.1 to the Form 6-K filed on March 7, 2016.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors consists of nine (9) directors divided into three classes, each of which serves for a term of three years, with only one class of directors being elected in each year. All of the current directors other than João Manuel Santos Ferreira, Yeung Lun Allan, Peter Li, Yip Cheuk Fai, Lam Chou In and Kwok Chi Chung were initially elected by the shareholders at the time of the acquisition of AGRL. João Manuel Santos Ferreira and Yeung Lun Allan were initially appointed by the existing directors on April 7, 2010. Peter Li was initially elected by the shareholders at our 2011 annual meeting on December 13, 2011. Yip Cheuk Fai, Lam Chou In and Kwok Chi Chung were initially appointed by the existing directors in May 2015. The directors serve as follows:

•	in the class to stand for reelection in 2016: Lam Man Pou, Vong Hon Kun and Kwok Chi Chung;

•	in the class to stand for reelection in 2017: Peter Li, Yip Cheuk Fai and Yeung Lun Allan; and

•	in the class to stand for reelection in 2018: Lam Chou In, James R. Preissler and João Manuel Santos Ferreira.

Our executive officers are:

Name	Position
Lam Man Pou	Chairman and Chief Marketing Officer
Vong Hon Kun	Chief Executive Officer
Yip Cheuk Fai	Chief Financial Officer
Lam Chou In	Chief Operating Officer
Sylvia Lee	Executive Vice President

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

Lam Man Pou, age 52, has been the chairman and chief marketing officer and a director of the Company since February 2010 and has been the chairman, chief marketing officer and a director of Asia Gaming & Resort Limited, or AGRL, since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing the Company’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 25 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial c/o Grupo Brilhantismo, 12 Andar T, Macau.

Vong Hon Kun, age 50, has served as the chief executive officer of the Company since May 2015 and a director of the Company since February 2010. He has also served as chief operating officer of the Company from February 2010 to May 2015 and the chief operating officer and a director of AGRL since its formation. As chief executive officer, he was responsible for the direct general administration of the Company and the Company’s strategic planning and expansion. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 25 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial c/o Grupo Brilhantismo, 12 Andar T, Macau.

Yip Cheuk Fai, age 36, has been the chief financial officer and a director of the Company since May 2015 and is responsible for the accounting and finance of the Company. Mr. Yip has over 10 years of experience in merger and acquisition transactions, corporate finance, auditing and accounting and company secretary practice. Mr. Yip was previously the chief financial officer and secretary of China Huitong Finance Holdings Limited. Prior thereto, Mr. Yip was project director/business development director of Power Capital Global Limited; corporate controller, China division of Vimecto NV; finance manager for Prosperity Minerals Holdings Limited. He previously served as an auditor for Deloitte Touche Tohmatsu and as an audit assistant for Moore Stephens CPA, Hong Kong. Mr. Yip graduated from the Hong Kong Polytechnic University with a Bachelor of Arts in Accountancy and currently is a Fellow member of The Association of Chartered Certified Accountants and Fellow member of Hong Kong Institute of Certified Public Accountants. Mr. Yip’s business address is Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial c/o Grupo Brilhantismo, 12 Andar T, Macau.

Lam Chou In, age 47, has been the chief operating officer and a director of the Company since May 2015. Mr. Lam was previously an operating officer of the Company since February 2010 and is also a significant shareholder. As chief operating officer, Mr. Lam was responsible for the day to day operations of the Company, client relationships and client development, and for the supervision of the Company’s agent network. Mr. Lam has over 20 years of experience in the gaming industry and prior to joining the Company served as a senior manager at various VIP rooms at SJM’s casinos. He is a member of the Macau Gaming Industry General Association of Administrators and Promoters. Mr. Lam’s business address is Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial c/o Grupo Brilhantismo, 12 Andar T, Macau.

Kwok Chi Chung, age 60, has been a director of the Company since May 2015. Mr. Kwok joined the Macau Judiciary Police in 1985 and was appointed the first chief coordinator of its Gaming-related Crimes Division in March 2003, where he was responsible for the prevention and investigation of crimes in Macau casinos. In September 2006, Mr. Kwok became the first head of the Macau Judiciary Police’s Gaming-related and Economic Crimes Investigation Department where he managed the Gaming-related Crimes Division, Economic Crimes Division and Anti-Money Laundering Division until his retirement in August 2010. In November 2014, he was appointed as an independent director at Jimei International Entertainment Group Ltd, a listed company in Hong Kong (HKG: 1159). Mr. Kwok is also currently the president of the Association of Gaming & Entertainment Promoters of Macau, the president of the Macau General Federation of Security Practitioners and the vice chief supervisor of the Macau Gaming Industry General Association of Administrators and Promoters.  Mr. Kwok graduated from Huaqiao University with a Bachelor’s degree in law in 2002 and obtained a Master’s degree in economic law from Huaqiao University in 2006.

James R. Preissler, age 44, has served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York.

João Manuel Santos Ferreira, age 62, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan, age 59, has served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr. Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

Peter Li, age 51, has served as our director since December 2011. Mr. Li served as a director of CS China from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Mr. Li is currently chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China. Mr. Li is an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT) and Yuhe International Inc.(PK.YUII). Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada.

Sylvia Lee, age 51, became our executive vice president in April 2010. She served as the president, chief financial officer and secretary of CS China from its inception until June 2008 and as a director of the Company from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

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

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2015:

Name and Principal Position	Fees Earned or Paid in Cash (US$)	Ordinary Shares (US$) (1)	Total (US$)
Lam Man Pou, Chairman and Chief Marketing Officer	201,223	-	201,223
Vong Hon Kun, Chief Executive Officer (2)	221,861	-	221,861
Yip Cheuk Fai, Chief Financial Officer	125,672	-	125,672
Lam Chou In, Chief Operating Offier	196,063	-	196,063
Sylvia Lee, Executive Vice President	30,000	20,000	50,000
Leong Siak Hung, Former Chief Executive Officer (3)	92,872	-	92,872
Raymond Li Chun Ming, Former Chief Financial Officer (3)	77,393	-	77,393

(1) Our board of directors determined that the valuation price of our ordinary shares with respect to the 2015 equity compensation was $1.37.

(2) Promoted from chief operating officer to chief executive officer in May 2015.

(3) Resigned as an executive officer in April 2015.

AGRL has employment agreements with three of its executive officers. The following table sets forth certain information about these employment agreements as of December 31, 2015.

Officer	Position	Termination Date	Annual Salary
Lam Chou In	Chief Operating Officer	April 30, 2018	$201,197
Vong Hon Kun	Chief Executive Officer*	April 30, 2018	$232,150
Yip Cheuk Fai	Chief Financial Officer	April 30, 2018	$154,787

*Promoted from chief operating officer to chief executive officer in May 2015 and signed a new three-year employment agreement.

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

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. The directors of the Company are entitled to receive an aggregate of 131,382 ordinary shares for fiscal 2015. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2015.

Name	Fees Earned or Paid in Cash (US$)	Ordinary Shares (1) (US$)	Total (US$)
Yeung Lun Allan	38,000	20,000	58,000
Lam Man Pou	30,000	20,000	50,000
Vong Hon Kun	30,000	20,000	50,000
Manuel Santos Ferreira	38,000	20,000	58,000
Peter Li	38,000	20,000	58,000
James R. Preissler	40,000	20,000	60,000
Lam Chou In (2)	20,000	13,333	33,333
Yip Cheuk Fai (2)	23,333	13,333	36,666
Kwok Chi Chung (2)	25,333	13,000	38,333
Raymond Li Chun Ming (3)	11,667	6,667	18,334
George Chui Vai Hou (3)	12,667	6,667	19,334
Leong Siak Hung (3)	10,000	6,667	16,667

(1)	Our board of directors determined that the valuation price of our ordinary shares with respect to the 2015 directors’ equity compensation was $1.37.

(2)	Appointed as a director in May 2015.

(3)	Resigned as a director in April 2015.

Incentive Plan

On December 13, 2011, our shareholders approved the Iao Kun Group Holding Company Limited 2011 Omnibus Securities and Incentive Plan (the “2011 Incentive Plan”). The purpose of the 2011 Incentive Plan is to assist us to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants, to us and our affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of our shareholders. Awards under the 2011 Incentive Plan are limited in the aggregate to 200,000 ordinary shares. As of the date of this Annual Report, there are 28,200 ordinary available for issuance under the 2011 Incentive Plan. We plan to issue 145, 980 ordinary shares for the equity portion of 2015 compensation upon approval of a shareholders meeting for a revised Incentive Plan and approval from the Board of Directors.

Incentive Plan

In November 2015, our shareholders approved the Iao Kun Group Holding Company Limited 2015 Omnibus Equity Incentive Plan (the “2015 Incentive Plan”). The purpose of the 2015 Incentive Plan is to assist us to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants, to us and our affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of our shareholders. Awards under the 2015 Incentive Plan are limited in the aggregate to 500,000 ordinary shares (exclusive of awards previously issued and outstanding under the Iao Kun Group Holding Company Limited 2011 Omnibus Securities and Incentive Plan). As of the date of this Annual Report, there are 416,470 ordinary shares available for issuance under the 2015 Incentive Plan.

General Description of the 2015 Incentive Plan

The following is a summary of the material provisions of the 2015 Incentive Plan and is qualified in its entirety by reference to the complete text of the 2015 Incentive Plan, a copy of which is attached as an exhibit hereto.

Administration. The 2015 Incentive Plan is administered by a committee (the “Committee”) designated by the Board of Directors, which shall consist solely of two (2) or more Directors who are each (i) “outside directors” (“Outside Directors”) within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) “non-employee directors” within the meaning of Rule 16b-3 (“Non-Employee Directors”) and (iii) “independent” for purposes of any applicable listing requirements; provided, however, that the Board of Directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not (x) Outside Directors, the authority to grant awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such award, or (B) persons with respect to whom the Company wishes to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. Our Compensation Committee serves as this Committee. If a member of the Committee shall be eligible to receive an award under the Plan, such Committee member shall have no authority hereunder with respect to his or her own award. Among other things, the Committee has complete discretion, subject to the terms of the 2015 Incentive Plan, to determine the employees, non-employee directors and non-employee consultants to be granted an award under the 2015 Incentive Plan, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price under each option and base price for each SAR (as defined below), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the ordinary shares underlying the award, and the required withholdings, if any. The Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2015 Incentive Plan.

Grant of Awards; Shares Available for Awards. The 2015 Incentive Plan provides for the grant of awards which are distribution equivalent rights, non-qualified share options, performance shares, performance units, restricted shares, restricted share units, share appreciation rights (“SARs”), tandem share appreciation rights, unrestricted shares or any combination of the foregoing, to key management employees and nonemployee directors of, and nonemployee consultants of, the Company or any of its subsidiaries (each a “participant”). We have reserved a total of 500,000 shares for issuance as or under awards to be made under the 2015 Incentive Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any shares subject to such award shall again be available for the grant of a new award. The 2015 Incentive Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The number of shares for which awards which are options or SARs may be granted to a participant under the 2015 Incentive Plan during any calendar year is limited to 50,000.

Future new hires, non-employee directors and additional non-employee consultants would be eligible to participate in the 2015 Incentive Plan as well. The number of awards to be granted to officers, non-employee directors, employees and non-employee consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

Options. The 2015 Incentive Plan now authorizes the issuance of only nonqualified share options (and not incentive share options). The term of each option shall be as specified in the option agreement; provided, however, that, no option shall be exercisable after the expiration of ten (10) years from the date of its grant.

The price at which an ordinary share may be purchased upon exercise of an option shall be determined by the Committee; provided, however, that such option price (i) shall not be less than the fair market value of an ordinary share on the date such option is granted, and (ii) shall be subject to adjustment as provided in the 2015 Incentive Plan. The Committee or the Board of Directors shall determine the time or times at which or the circumstances under which an option may be exercised in whole or in part, the time or times at which options shall cease to be or become exercisable following termination of the option holder’s employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which ordinary shares will be delivered or deemed to be delivered to participants who exercise options.

Restricted Share Awards. A restricted share award is a grant or sale of ordinary shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee or the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee or the Board of Directors may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2015 Incentive Plan and any agreement relating to the restricted share award, a participant who is granted or has purchased restricted shares shall have all of the rights of a shareholder, including the right to vote the restricted shares and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee or the Board of Directors). During the restricted period applicable to the restricted shares, subject to certain exceptions, the restricted shares may not be sold, transferred, pledged, hypothecated, or otherwise disposed of by the participant.

Unrestricted Share Awards. Pursuant to the terms of the applicable unrestricted share award agreement, a holder may be awarded (or sold) ordinary shares which are not subject to restrictions, in consideration for past services rendered thereby to us or an affiliate or for other valid consideration.

Restricted Share Units Awards. The Committee shall set forth in the applicable restricted share unit award agreement the individual service-based vesting requirement which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the Holder. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a restricted share unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one (1) ordinary share, as determined in the sole discretion of the Committee and as set forth in the restricted share unit award agreement, for each restricted share unit subject to such restricted share unit award, if and to the extent the applicable vesting requirement is satisfied. Such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted share unit first becomes vested.

Performance Unit Awards. The Committee shall set forth in the applicable performance unit award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or the Company would be required to satisfy before the holder would become entitled to payment, the number of units awarded to the holder and the dollar value or formula assigned to each such unit. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance unit shall be entitled to receive a cash payment equal to the dollar value or formula assigned to such unit under the applicable performance unit award agreement if the holder and/or the Company satisfy (or partially satisfy, if applicable under the applicable performance unit award agreement) the performance goals and objectives set forth in such performance unit award agreement. If achieved, such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate.

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

Distribution Equivalent Rights. The Committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares or is to be entitled to choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such award becomes vested, the distribution of such cash or ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the holder’s interest in the award vests. Distribution equivalent rights awards may be settled in cash or in ordinary shares, as set forth in the applicable distribution equivalent rights award agreement. A distribution equivalent rights award may, but need not be, awarded in tandem with another award, whereby, if so awarded, such distribution equivalent rights award shall expire, terminate or be forfeited by the holder, as applicable, under the same conditions as under such other award. The distribution equivalent rights award agreement for a distribution equivalent rights award may provide for the crediting of interest on a distribution rights award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest was credited and vested), at a rate set forth in the applicable distribution equivalent rights award agreement, on the amount of cash payable thereunder.

Share Appreciation Rights. A SAR provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of an ordinary shares subject to the SAR on the date of exercise, less (B) the base value under the SAR, (C) multiplied by the number of ordinary shares subject to the SAR, as determined by the Committee or the Board. The base value of a SAR shall not be less than the fair market value of an ordinary share on the date of grant. If the Committee grants a share appreciation right which is intended to be a tandem SAR, additional restrictions apply.

Recapitalization or Reorganization. Subject to certain restrictions, the 2015 Incentive Plan provides for the adjustment of ordinary shares underlying awards previously granted if, and whenever, prior to the expiration or distribution to the holder of ordinary shares underlying an award theretofore granted, the Company shall effect a subdivision or consolidation of the ordinary shares or the payment of an ordinary share dividend on ordinary shares without receipt of consideration by the Company. If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted award, the holder shall be entitled to receive (or entitled to purchase, if applicable) under such award, in lieu of the number of ordinary shares then covered by such award, the number and class of shares and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the holder had been the holder of record of the number of ordinary shares then covered by such award. The 2015 Incentive Plan also provides for the adjustment of shares underlying awards previously granted by the Board of Directors in the event of changes to the outstanding ordinary shares by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split ups, spin offs, exchanges or other relevant changes in capitalization occurring after the date of the grant of any award, subject to certain restrictions.

Amendment and Termination. The 2015 Incentive Plan shall continue in effect, unless sooner terminated pursuant to its terms, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The Board of Directors may terminate the 2015 Incentive Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2015 Incentive Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The Board of Directors shall have the right to alter or amend the 2015 Incentive Plan or any part hereof from time to time; provided, however, that without the approval by a majority of the votes cast at a meeting of shareholders at which a quorum representing a majority of the ordinary shares of the Company entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification of the 2015 Incentive Plan may (i) materially increase the benefits accruing to holders, (ii) except as otherwise expressly provided in the 2015 Incentive Plan, materially increase the number of ordinary shares subject to the 2015 Incentive Plan or the individual award agreements, (iii) materially modify the requirements for participation, or (iv) amend, modify or suspend certain repricing prohibitions or amendment and termination provisions as specified therein. In addition, no change in any award theretofore granted may be made which would materially and adversely impair the rights of a holder with respect to such award without the consent of the holder (unless such change is required in order to cause the benefits under the 2015 Incentive Plan to qualify as “performance-based” compensation within the meaning of Section 162(m) of the Code or to exempt the 2015 Incentive Plan or any Award from Section 409A of the Code).

Certain U.S. Federal Income Tax Consequences of the 2015 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to the Company, were it subject to U.S. federal income taxation on a net income basis, and to participants under the 2015 Incentive Plan who perform services for the Company and who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of non-qualified share options, SARs, restricted shares, performance shares, performance units, restricted share units, dividend equivalent rights and unrestricted shares. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of the Company, to deduct certain compensation for U.S. federal income tax purposes, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of a share option with previously-acquired ordinary shares of the Company. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants, which are discussed generally in Item 10.E below. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2015 Incentive Plan or ordinary shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2015 Incentive Plan or ordinary shares issued pursuant thereto.

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

A U.S. participant generally does not recognize income on the receipt of a performance share award, performance unit award, restricted share unit award, unrestricted share award, or dividend equivalent right award until a payment is received under the award. At such time, the U.S. participant recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any ordinary shares received, and the Company generally would be entitled to deduct such amount at such time.

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

Independence of Directors

Messrs. James Preissler, João Manuel Santos Ferreira, Yeung Lun Allan, Peter Li and Kwok Chi Chung, who constitute a majority of our board of directors, meet the standards for independence that are required by the Nasdaq Stock Market. The Nasdaq Stock Market’s listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

Code of Ethics

In August 2008, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries and is described in the section of this Annual Report entitled “ Code of Ethics and Related Person Policy “ under Item 7.B. herein. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to Iao Kun Group Holding Company Limited, Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial, c/o Grupo Brilhantismo, 12 Andar T, Macau.

Committee Information

Audit Committee

On March 10, 2010, the Board of Directors formed the Audit Committee and adopted a written charter. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James R. Preissler (Chairman), Yeung Lun Allan and Kwok Chi Chung currently serve on this committee. So that we meet the Nasdaq Stock Exchange and other stock exchange listing requirements, the audit committee will now at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq Stock Exchange listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Messrs. Preissler, Yeung and Kwok meet the standards for independence and financial literacy that are required by the Nasdaq Stock Market and other exchanges and Mr. Preissler also meets the standards for an “Audit Committee Financial Expert” required by SEC rules and current stock exchange listing standards.

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

Nominating Committee

On April 7, 2010, the Board of Directors formed the Nominating Committee and adopted a written charter. Manuel Santos Ferreira (Chairman), Kwok Chi Chung and Peter Li, each of whom is independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules, currently serve on this committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

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

	2013	2014	2015
Number of Employees	53	76	111

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 10, 2016 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. Our major shareholders do not have different voting rights than our non-majority shareholders. Percentages of ownership are based on 62,307,794 ordinary shares outstanding as of March 10, 2016. Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Amount and Nature of
Name and Address of Beneficial Owner	Beneficial Ownership		Percent of Class
Sylvia Lee (1)	2,445,739	(2)	3.9%
Vong Hon Kun (3)	8,347,295		13.4%
Lam Chou In (3)	6,771,875		10.9%
Lam Man Pou (3)	6,524,438		10.5%
Kwok Chi Chung (3)	0		*
James R. Preissler (4)	276,258		*
Yip Cheuk Fai (3)	0		*
Peter Li	194,586		*
Joao Manuel Santos Ferreira (3)	28,477		*
Yeung Lun, Allan (3)	28,477		*

All of our directors and executive officers as a group (10 individuals)	24,617,145		39.5%
All of our directors, executive officers and 5% stockholders who are our employees as a group.	24,617,145		39.5%

*	Less than 1%.

(1)	The business address of Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

(2)	Represents 115,849 ordinary shares owned jointly by Mrs. Lee and her husband, 31,998 ordinary shares owned by Mrs. Lee and 2,297,892 ordinary shares held by CS Capital USA, LLC, an affiliate of Mrs. Lee and her husband.

(3)	Each of these persons maintains a business address at Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial c/o Grupo Brilhantismo, 12 Andar T, Macau.

(4)	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.

As of March 10, 2016, we believe that 12 holders of record of approximately 51.6% of our outstanding ordinary shares reside in the United States.

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

Entity Name	Management Team Member Owning Entity
Sang Heng	Lam Man Pou and Vong Hon Kun
King’s Gaming	Mok Chi Hung
Sang Lung	Lam Man Pou and Vong Hon Kun
Bao Li	Lou Kan Kuong and Lei Kam Keong
Oriental	Lam Chou In and Vong Veng Im

The following is a summary of related party transaction and balances as of and for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013

Loans payable to Mr. Lam Man Pou and Mr. Vong Hon Kun	$2,827,584	$2,612,490	$5,809,075

Loan proceeds from / (payments made to) Mr. Lam Man Pou and Mr. Vong Hon Kun in cash	$213,966	$(3,196,222)	$(25,802,070)

Contingent consideration payable to Mr. Mok Chi Hung	$-	$-	$9,000,000

Contingent consideration paid to Mr. Mok Chi Hung in cash	$-	$9,000,000	$9,000,000

Contingent consideration payable to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$14,228,500	$42,291,631	$33,027,050

Contingent consideration paid to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$21,320,000	$13,000,000	$13,000,000

Contingent consideration payable to Mr. Vong Veng Im	$-	$41,404,026	$36,528,269

Contingent consideration paid to Mr. Vong Veng Im	$14,950,000	$26,000,000	$20,000,000

Payable to Pak Si for management services	$399,959	$573,897	$619,042

Total expense for Pak Si for management services	$4,798,390	$7,156,950	$6,807,018

Entertainment expense paid to restaurant owned by Mr. Lam Man Pou and Mr. Vong Hon Kun	$417,000	$727,298	$779,224

Star World Hotel and Casino has extended a credit line of $25.8 million to Sang Heng which is guaranteed by Mr. Lam. Galaxy Macau Resort has extended a credit line of $25.8 million to Sang Lung which is guaranteed by Mr. Lam. These credit lines are used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the Iao Kun VIP Rooms operated by Sang Heng at the Star World Hotel and Casino and by Sang Lung at the Galaxy Macau Resort. The credit lines are non-interest bearing, and Mr. Lam is not compensated by AGRL for the guarantee.

From time to time, Mr. Lam and Mr. Vong Hon Kun make small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam and Mr. Vong are not otherwise compensated for making such loans.

City of Dreams Hotel & Casino has extended a credit line of $4.5 million to Bao Li Gaming, which is guaranteed by Mr. Lou. The credit line is used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the VIP gaming room promoted by Bao Li Gaming at City of Dreams Hotel & Casino. The credit line is non-interest bearing and Mr. Lou is not compensated by AGRL for the guarantee.

Crown Australia has extended a credit line of $1.5 million to the Company, which is guaranteed by Mr. Lou. The credit line is used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the VIP gaming rooms at the Crown Perth Casino and the Crown Melbourne Casino. The credit line is non-interest bearing and Mr. Lou is not compensated by AGRL for the guarantee.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their VIP gaming patrons. Such loans by Messrs. Lam and Vong are non-interest bearing. See the section entitled “AGRL’s Gaming Operations—Profit Interest Agreements” under Item 4.B. herein for further information regarding these arrangements.

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP Gaming Entities have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law. Such agreements are for one-year terms. Effective July 1, 2014, the monthly payments were revised for Sang Heng and Sang Lung from US$155,000 to approximately $142,000 each; and Bao Li, King’s Gaming and the Oriental VIP Room from US$103,000 to approximately $97,000 each. Effective January 1, 2015, the monthly payments were revised for Sang Heng and Sang Lung from $142,000 to $103,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were revised from $97,000 to $65,000 each. Effective January 1, 2016, the monthly payments were revised for Bao Li, King’s Gaming and the Oriental VIP Room from $65,000 to $52,000 each.

C.	Interests of Experts and Counsel

Not required.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

None.

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

	Ordinary Shares		Warrants		Units
	High $	Low $	High $	Low $	High $	Low $
Annual Highs and Lows
2016*	1.68	1.02	—	—	—	—
2015	3.19	1.04	—	—	—	—
2014	3.51	1.22	—	—	—	—
2013	4.68	2.78	—	—	—	—
2012	6.56	2.30	—	—	—	—

	Ordinary Shares		Warrants		Units
	High $	Low $	High $	Low $	High $	Low $

Quarterly Highs and Lows
2016
First Quarter*	1.68	1.02	—	—	—	—
2015
First Quarter	1.76	1.08	—	—	—	—
Second Quarter	3.19	1.55	—	—	—	—
Third Quarter	2.27	1.40	—	—	—	—
Fourth Quarter	1.89	1.04	—	—	—	—
2014
First Quarter	3.51	2.60	—	—	—	—
Second Quarter	3.49	2.93	—	—	—	—
Third Quarter	3.26	2.30	—	—	—	—
Fourth Quarter	2.29	1.22	—	—	—	—

Monthly Highs and Lows
March 2016	1.19	1.03	—	—	—	—
February 2016	1.68	1.06	—	—	—	—
January 2016	1.20	1.04	—	—	—	—
December 2015	1.38	1.04	—	—	—	—
November 2015	1.48	1.18	—	—	—	—
October 2015	1.79	1.39	—	—	—	—
September 2015	1.89	1.40	—	—	—	—

*     Through March 10, 2016

The closing bid price for our ordinary shares on March 10, 2016 was $1.05.

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

On May 15, 2015, we entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou”) for acting as a junket operator for the Crown Perth Casino in Perth, Australia and for the Crown Melbourne Casino in Melbourne, Australia for $200 of consideration in total. Mr. Lou, who is currently an officer of IKGH, entered into agreements to act as a junket operator for the above two Casinos on June 24, 2013. We have started trial operations in the Australian casinos to gain a greater understanding of the preferences of our junket agents and VIP players and the logistics of the market. As of today, nominal revenues have been generated by the Australia operation, equal to our costs as we test this market. We receive a fixed percentage of the rolling chip turnover we generate at the Australian casinos and do not currently share in the win/loss results. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian Casinos as a related party transaction. We entered into the agreement to expand to overseas markets for our existing agent network in Macau.

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

Documents concerning us that are referred to in this document may be inspected at Alameda Dr. Carlos D’ Assumpcao No: 181-187 Centro Comercial, c/o Grupo Brilhantismo, 12 Andar T, Macau.

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

There were no material modifications to the rights of our shareholders during fiscal year 2015.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, who is our principal executive officer, and Chief Financial Officer, who is our principal financial officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2015 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2015. The Company’s independent registered public accounting firm has issued an audit report on the Company’s internal control over financial reporting as of December 31, 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Iao Kun Group Holding Company Limited (F/K/A AERL)

We have audited Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows of Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries, and our report dated March 11, 2016 expressed an unqualified opinion.

/s/ UHY LLP

New York, New York
March 11, 2016

89

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to Iao Kun Group Holding Company Limited, Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial c/o Grupo Brilhantismo, 12 Andar T, Macau.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Independent Auditors

The firm of UHY LLP has acted since our inception as our principal independent registered public accounting firm. UHY LLP is a registered firm with the Public Company Accounting Oversight Board and is a member of the American Institute of Certified Public Accountants.

The business address of UHY LLP is 1185 Avenue of the Americas, 38th Floor, New York, New York 10036.

The following is a summary of fees paid or to be paid by us to UHY LLP for services rendered as the principal accountant.

	Year Ended December 31, 2014	Year Ended December 31, 2015
Audit Fees	$391,901	$378,799
Audit-Related Fees	151,955	83,520
Tax Fees	-	-
All Other Fees	-	-

Audit fees billed by UHY LLP during the fiscal years ended December 31, 2014 and 2015 related to professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 20-F for those fiscal periods, the review of our financial information included in semi-annual Reports of Foreign Private Issuer on Form 6-K, and our registration statements and proxy statement filings.

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

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

Item 19.	EXHIBITS

Exhibit No.	Description

2.1	Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune Investment Ltd (included as Annex A to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)

2.2	Amendment No. 4 to Stock Purchase Agreement, dated April 18, 2011, among Iao Kun Group Holding Company Limited, AGRL, and Spring Fortune Investment Ltd (8)

2.3	Profit Interest Purchase Agreement, dated November 10, 2010, by and among Iao Kun Group Holding Company Limited and King’s Gaming Promotion Limited, Mr. Mok Chi Hung and Mr. Wong Hon Meng (5)

2.4	Profit Interest Purchase Agreement, dated September 5, 2012, by and among Iao Kun Group Holding Company Limited and Bao Li Gaming Promotion Limited, Mr. Lou Kan Kuong and Mr. Lei Kam Keong (13)

3.1	Form of Second Amended Memorandum and Articles of Association (included as Annex D to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)

4.1	Specimen Unit Certificate (1)

4.2	Specimen Ordinary Share Certificate (2)

4.3	Specimen Warrant Certificate (1)

4.4	Form of Unit Purchase Option granted to EarlyBirdCapital, Inc. (1)

4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and registrant (1)

10.1	Form of Escrow Agreement among CS China Acquisition Corp., Spring Fortune Investment Ltd, Spring Fortune Investment Ltd Designee(s) and Continental Stock Transfer & Trust Company (3)

10.2	Employment Agreement, dated October 6, 2009 between AGRL and Leong Siak Hung (3)

10.3	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Leong Siak Hung (13)

10.4	Employment Agreement, dated October 6, 2009 between AGRL and Raymond Li Chun Ming (3)

10.5	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Raymond Li Chun Ming (13)

10.6	Employment Agreement, dated October 6, 2009 between AGRL and Lam Man Pou (3)

10.7	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Man Pou (13)

10.8	Employment Agreement, dated October 6, 2009 between AGRL and Vong Hon Kun (3)

10.9	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Vong Hon Kun (13)

10.10	Employment Agreement, dated November 10, 2010, between the Company and Wong Hon Meng (7)

10.11	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Wong Hon Meng (13)

10.12	Employment Agreement, dated February 2, 2010, between the Company and Lam Chou In (13)

10.13	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Chou In (13)

10.14	Employment Agreement, dated November 2010, between the Company and Mok Chi Hung (13)

10.15	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Mok Chi Hung (13)

10.16	Management Service Contract dated January 1, 2010 between Iao Pou Gaming Promotion Limited and Pak Si Management and Consultancy Limited (3)

10.17	Management Service Contract dated January 1, 2010 between Sang Heng Gaming Promotion Company Limited and Pak Si Management and Consultancy Limited (3)

10.18	VIP Junket Promotion Agreement, dated January 18, 2008 between Gillmann Investments Asia, Ltd. and Doowell Limited (3)

10.19	VIP Gaming Promotion Agreement, dated November 14, 2008 between Unicorn Incorporation and Champion Lion Limited (3)

10.20	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Lung Gaming Promotion Company Limited (13)

10.21	Profit Interest Agreement, dated February 2, 2010 between Well Mount International Limited and Doowell Limited (3)

10.22	Profit Interest Agreement, dated February 2, 2010 between Link Bond International Limited and Champion Lion Limited (3)

10.23	Profit Interest Agreement, dated February 2, 2010 between Foxhill Group limited and Iao Pou Gaming Promotion Limited (3)

10.24	Profit Interest Agreement, dated February 2, 2010 between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Company Limited (3)

10.25	Form of Share Purchase Agreement (included Exhibit 10.1 to the Report of Foreign Issuer on Form 6-K filed on January 29, 2010 and incorporated herein by reference)

10.26	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Chien Lee (1)

10.27	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Sylvia Lee (2)

10.28	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Michael Zhang (2)

10.29	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and registrant (1)

10.30	Form of Stock Escrow Agreement between registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders (1)

10.31	Form of Letter Agreement between registrant and CS Capital USA, LLC regarding administrative support (2)

10.32	Form of Registration Rights Agreement among registrant and the Initial Shareholders (2)

10.33	Form of Subscription Agreement among registrant, EarlyBirdCapital, Inc., Graubard Miller and each of CS Capital USA, LLC, Bill Haus, James Preissler, Peter Li and William B. Heyn (1)

10.34	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Bill Haus (1)

10.35	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Jim Preissler (1)

10.36	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Peter Li (1)

10.37	Letter Agreement among registrant, EarlyBirdCapital, Inc. and William B. Heyn (1)

10.38	Form of Indemnification Agreement between registrant and, separately, each of its directors and executive officers (6)

10.39	Loan Agreement and Guaranty dated as of February 2, 2010 between Lam Man Pou and Vong Hon Kun and AGRL (6)

10.40	Form of Amendment to Profit Interest Agreements (6)

10.41	Convertible Term Note issued by the Company to Lam Man Pou dated April 18, 2011 (8)

10.42	Convertible Term Note issued by the Company to Vong Hon Kun dated April 18, 2011 (8)

10.43	Lock-up Agreement by and among the Company and Lam Man Pou dated April 18, 2011 (8)

10.44	Lock-up Agreement by and among the Company and Vong Hon Kun dated April 18, 2011 (8)

10.45	Lock-up Agreement by and among the Company and Lam Chou In dated April 18, 2011 (8)

10.46	Lock-up Agreement by and among the Company and Legend Global International Limited dated April 18, 2011 (8)

10.47	Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission) (9)

10.48	Star World Hotel and Casino Gaming Promoter Loan Contract dated June 30, 2008 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Lam Man Pou (10)

10.49	Venetian Macau Limited Junket Credit Agreement dated March 29, 2011 by and between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Limited (10)

10.50	Profit Interest Agreement by and between Super Number and Sang Lung dated as of July 1, 2011 (12)

10.51	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Heng Gaming Promotion Company Limited (13)

10.52	Star World Casino Gaming Promoter Loan Contract dated February 9, 2010 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Vong Hon Kun (10)

10.53	Lease, dated September 6, 2011, between AGRL and Hong Yip Service Company Limited (13)

10.54	Employment Agreement, dated April 7, 2010, between the Company and Sylvia Lee (13)

10.55	Employment Agreement, dated September 5, 2012, between the Company and Lei Kam Keong (14)

10.56	Employment Agreement, dated September 5, 2012, between the Company and Lou Kan Kuong (14)

10.57	Non-Exclusive Gaming Promotion Agreement dated February 7, 2011 by and between Bao Li Gaming Promotion Limited and Melco Crown Gaming (Macau) Limited (14)

10.58	Revised Exhibit A dated September 3, 2012 to the Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (14)

10.59	Gaming Promotion Agreement between Starworld Gaming and Sang Heng Gaming Promotion Company Limited (14)

10.60	Dealer Manager Agreement, dated as of June 4, 2013, between the Company and Sterne, Agree & Leach, Inc. (15)

10.61	Standby Purchase Agreement, dated as of June 4, 2013, among the Company and the standby purchasers named therein (15)

10.62	Registration Rights Agreement, dated as of June 4, 2013, among the Company and the standby purchasers name therein (15)

10.63	Profit Interest Purchase Agreement dated June 26, 2013 among the company, Mr. Vong Veng Im, and Frontier Champion Limited (16)

10.64	Collaborator Agreement dated January 1, 2014 between Chan Yan Hung and Lam Chou In (16)

12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of UHY LLP, independent registered public accounting firm

21.1	Subsidiaries (incorporated by reference to page 30 of this Annual Report on Form 20-F)

99.1	Audit Committee Charter (4)

99.2	Nominating Committee Charter (4)

99.3	Compensation Committee Charter (4)

99.4	Iao Kun Group Holding Company Limited 2011 Omnibus Securities and Incentive Plan (11)

101.1	Interactive Data Files

(1)	Filed as an exhibit to Amendment No. 5 to registrant’s Registration Statement on Form S-1 filed on July 8, 2008.

(2)	Filed as an exhibit to Amendment No. 2 to registrant’s Registration Statement on Form S-1 filed on January 31, 2008.

(3)	Filed as an exhibit to the Company’s Shell Company Report on Form 20-F filed on February 8, 2010.

(4)	Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed April 23, 2010.

(5)	Filed as Appendix A to Exhibit 99.1 to the Report on Form 6-K filed on November 10, 2010.

(6)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 originally filed on May 14, 2010 (File No.: 333-166860).

(7)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on April 8, 2011.

(8)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 3, 2011.

(9)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on July 29, 2011.

(10)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 31, 2011.

(11)	Filed as Annex A to Exhibit 99.1 to the Report on Form 6-K filed on November 3, 2011.

(12)	Filed as an exhibit to the Company’s Report on Form 6-K filed on August 22, 2011.

(13)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on December 31, 2012.

(14)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

(15)	Filed as Annex A to Exhibit 99.1 to the Report on Form 6-K filed on June 4, 2013.

(16)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

(FKA ASIA ENTERTAINMENT & RESOURCES LTD.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Iao Kun Group Holding Company Limited (F/K/A AERL)

We have audited the accompanying consolidated balance sheets of Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries (the “Company”) as of December 31, 2015, and 2014, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iao Kun Group Holding Company Limited (F/K/A AERL) and its subsidiaries as of December 31, 2015, and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2016, expressed an unqualified opinion.

/s/ UHY LLP

New York, New York
March 11, 2016

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2015	2014	2013
Revenue from VIP Gaming Operations	$105,002,184	$233,822,859	$236,850,159
Total Revenues	105,002,184	233,822,859	236,850,159

Expenses
- Commission to Junket Agents	76,979,677	188,448,178	182,639,067
- Selling, General and Administrative Expenses	18,351,625	26,506,299	21,485,944
- Special Rolling Tax	642,268	1,662,714	1,704,851
- Impairment of Goodwill	17,757,113	-	-
- Amortization of Intangible Assets	16,369,467	16,365,034	13,187,006
Total Expenses	130,100,150	232,982,225	219,016,868

Operating (loss) income attributable to ordinary shareholders before change in fair value of contingent consideration	(25,097,966)	840,634	17,833,291

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	30,215,735	(60,918,569)	(12,445,789)
Net Income (Loss) Attributable to Ordinary Shareholders	5,117,769	(60,077,935)	5,387,502

Other Comprehensive Income (Loss)
Foreign Currency
- Translation Adjustment	89,182	65,092	(76,610)
Total Comprehensive Income (Loss)	$5,206,951	$(60,012,843)	$5,310,892

Net Income (Loss) Per Share
Basic	$0.08	$(0.99)	$0.10
Diluted	$0.08	$(0.99)	$0.10
Weighted Average Shares Outstanding
Basic	62,116,749	60,781,915	53,030,405
Diluted	62,292,834	60,781,915	53,210,572

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2015	December 31, 2014

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$3,052,694	$11,146,534
Accounts Receivable, Net	1,460,251	1,529,052
Markers Receivable	170,892,037	188,549,136
Prepaid Expenses and Other Assets	1,448,155	348,777
Total Current Assets	176,853,137	201,573,499

Intangible Assets (net of accumulated amortization of $58,496,618 and $42,105,966 at December 31, 2015 and December 31, 2014, respectively)	105,645,737	121,968,648
Goodwill	-	17,753,907
Property and Equipment (net of accumulated depreciation of $169,798 and $108,913 at December 31, 2015 and December 31, 2014, respectively)	241,927	322,149
Other Assets	-	23,427
TOTAL ASSETS	$282,740,801	$341,641,630

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$41,908,984	$32,392,020
Accrued Expenses	6,030,996	11,682,653
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	14,228,500	22,662,750
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	-	13,738,762
Loan Payable, Shareholders, current	2,827,584	2,612,490
Total Current Liabilities	64,996,064	83,088,675

Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	19,628,881
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	-	27,665,264
Total Liabilities	64,996,064	130,382,820

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 62,307,794 and 60,452,314 issued and outstanding at December 31, 2015 and December 31, 2014, respectively.	6,230	6,044
Additional Paid-in Capital	133,236,655	130,048,153
Retained Earnings	83,861,247	80,653,190
Accumulated Other Comprehensive Income	640,605	551,423
Total Shareholders' Equity	217,744,737	211,258,810
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$282,740,801	$341,641,630

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

			Additional		Accumulated	Total
	Ordinary Shares		Paid-In	Retained	Other Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income	Equity

Balances, January 1, 2013	41,177,217	$4,118	$69,670,922	$145,828,260	$562,941	$216,066,241

Ordinary shares repurchased and retired	(1,458,953)	(146)	(5,024,614)	-	-	(5,024,760)

Ordinary shares issued for cash at $3.00 per share- rights offering	9,784,950	978	29,353,872	-	-	29,354,850

Ordinary shares issued for repayment of shareholders loan	9,743,000	974	34,196,956	-	-	34,197,930

Rights offering costs for issuance of ordinary shares	-	-	(2,067,809)	-	-	(2,067,809)

Director shares issued for compensation	60,610	6	199,994	-	-	200,000

Dividend paid	-	-	-	(8,945,377)	-	(8,945,377)

Net income	-	-	-	5,387,502	-	5,387,502

Foreign currency translation adjustment	-	-	-	-	(76,610)	(76,610)

Balances, December 31, 2013	59,306,824	$5,930	$126,329,321	$142,270,385	$486,331	$269,091,967

Ordinary shares repurchased and retired	(1,415,300)	(142)	(4,193,412)	-	-	(4,193,554)

Incentive shares issued for Bao Li Gaming 2013 rolling chip turnover target	1,250,000	125	3,837,375	-	-	3,837,500

Incentive shares issued for Oriental VIP Room 2014 rolling chip turnover target	1,250,000	125	3,874,875	-	-	3,875,000

Directors Shares issued for compensation	60,790	6	199,994	-	-	200,000

Dividend paid	-	-	-	(1,539,260)	-	(1,539,260)

Net loss	-	-	-	(60,077,935)	-	(60,077,935)

Foreign currency translation adjustment	-	-	-	-	65,092	65,092

Balances, December 31, 2014	60,452,314	$6,044	$130,048,153	$80,653,190	$551,423	$211,258,810

Incentive shares issued for Bao Li Gaming 2014 rolling chip turnover target	1,025,000	103	1,342,647	-	-	1,342,750

Incentive shares issued for the Oriental VIP Room 2015 rolling chip turnover target	718,750	72	1,645,866	-	-	1,645,938

Directors Shares issued for compensation	111,730	11	199,989	-	-	200,000

Dividend paid	-	-	-	(1,909,712)	-	(1,909,712)

Net income	-	-	-	5,117,769	-	5,117,769

Foreign currency translation adjustment	-	-	-	-	89,182	89,182

Balances, December 31, 2015	62,307,794	$6,230	$133,236,655	$83,861,247	$640,605	$217,744,737

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$5,117,769	$(60,077,935)	$5,387,502

Adjustments to reconcile net income (loss) to net cash provided by operating activities

Amortization of intangible assets	16,369,467	16,365,034	13,187,006
Change in fair value of contingent purchase price obligation for the acquisition of King's Gaming, Bao Li Gaming and Oriental VIP Room	(30,215,735)	60,918,569	12,445,789
Impairment of goodwill	17,757,113	-	-
Depreciation	82,961	77,224	24,284
Loss on sale of equipment	-	14,958	-
Change in assets and liabilities
Accounts Receivable	69,416	3,652,903	(2,701,407)
Markers Receivable	17,730,826	53,793,183	(740,005)
Prepaid Expenses and Other Assets	(1,075,548)	153,220	(200,340)
Deferred Offering Costs Expensed	-	-	806,786
Lines of Credit Payable	9,501,385	(10,277,075)	7,881,658
Accrued Expenses	(5,455,168)	(4,018,538)	1,815,085
Net cash provided by operating activities	29,882,486	60,601,543	37,906,358

CASH FLOW FROM INVESTING ACTIVITIES

Cash paid for Oriental VIP Room acquisition	-	-	(20,000,000)
Proceeds from the sale of equipment	-	12,895	-
Purchase of property and equipment	(2,623)	(303,819)	(126,974)
Net cash used in investing activities	(2,623)	(290,924)	(20,126,974)

CASH FLOW FROM FINANCING ACTIVITIES

Contingent consideration paid for King's Gaming acquisition	-	(9,000,000)	(9,000,000)
Contingent consideration paid for Bao Li Gaming acquisition	(21,320,000)	(13,000,000)	(13,000,000)
Contingent consideration paid for the Oriental VIP Room acquisition	(14,950,000)	(26,000,000)	-
Cash paid for shares repurchased	-	(4,193,554)	(5,024,760)
Professional fee payment for rights offering	-	-	(2,067,809)
Proceeds from issuance of ordinary shares	-	-	29,354,850
Payment of dividends	(1,909,712)	(1,539,260)	(8,945,377)
Proceeds from/(repayment of) shareholder loans, net	213,966	(3,196,222)	(22,161,847)
Net cash used in financing activities	(37,965,746)	(56,929,036)	(30,844,943)

Net (decrease) increase in cash and cash equivalents	(8,085,883)	3,381,583	(13,065,559)

Effect of foreign currency translation on cash	(7,957)	201,854	(15,640)

Cash and cash equivalents at beginning of period	11,146,534	7,563,097	20,644,296

Cash and cash equivalents at end of period	$3,052,694	$11,146,534	$7,563,097

Non-cash Investing Activities
Estimated contingent purchase price-Oriental VIP Room	$-	$-	$37,816,791

Non-cash Financing Activities
Ordinary shares issued for repayment of debt	$-	$-	$34,197,930
Director shares issued for compensation	$200,000	$200,000	$200,000
Ordinary shares issued for contingent consideration payment for Bao Li Gaming	$1,342,750	$3,837,500	$-
Ordinary shares issued for contingent consideration payment for the Oriental VIP Room	$1,645,938	$3,875,000	$-

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Note 1 — Organization and Business of Companies

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

Upon the closing of the acquisition of AGRL by Iao Kun, the Promoter Companies (defined below) became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promotion Entities (defined below) through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

Currently, Macau laws do not allow corporate entities, such as Iao Kun, to directly operate a gaming promotion business in Macau.   Consequently, Iao Kun’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies, Collaborator and Junket Operator (collectively “Promotion Entities”) and for AGRL to exercise effective control over the Promotion Entities.

Iao Kun, through its ownership of AGRL, had fifteen wholly owned subsidiaries that were incorporated in the British Virgin Islands, listed in the table below.

Subsidiaries	Date of Incorporation
Foxhill Group Limited ( Foxhill ) +	February 15, 2007
Kasino Fortune Investments Limited ( Kasino Fortune )	February 16, 2007
Well Mount International Limited ( Well Mount ) +	November 1, 2007
Link Bond International Limited ( Link Bond ) +	November 1, 2007
Billion Boom International Limited ( Billion Boom )	November 1, 2007
Super Number Limited ( Super Number )	April 11, 2011
Jubilee Dynasty Ltd. ( Jubilee Dynasty )	May 18, 2012
Frontier Champion Limited ( Frontier )	May 28, 2013
Robust South Limited ("Robust") *	February 12, 2015
Yuwang Limited ("Yuwang")	March 11, 2015
Sino Hero Enterprises Limited ("Sino Hero")	March 16, 2015
Bliss Time Enterprises Limited ("Bliss")*	March 30, 2015
Brave Ring Limited ("Brave") *	March 30, 2015
Yong Kang Holdings Limited ("Yong") *	April 21, 2015
Prospect Jade Limited ("Prospect") *	April 22, 2015

* The subsidiary is currently inactive.

+ The subsidiary had been inactive and the subsidiary was dissolved in November 2015. Each of these subsidiaries had nominal activity, primarily consisting of organizational and administrative expenses. The dissolution of the subsidiaries did not have a significant impact on the consolidated financial statements.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

The following companies are the Promotion Entities:

VIP Gaming Promotion Entities	Date Formed	Location	Subsidiary holds 100% of Profit Interest	Effective date of profit interest agreement

Sang Heng Gaming Promotion Company Limited ( Sang Heng )**	March 28, 2007	Star World Hotel and Casino Downtown Macau	Kasino Fortune	February 2, 2010

King’s Gaming Promotion Ltd. ( King's Gaming )**	April 15, 2008	Sands Cotai Central Cotai, Macau	Billion Boom	November 10, 2010

Sang Lung Gaming Promotion Company Limited ( Sang Lung )**	March 28, 2011	Galaxy Macau Resort, Macau	Super Number	May 15, 2011

Bao Li Gaming Promotion Ltd. ( Bao Li )**	November 3, 2009	City of Dreams Hotel & Casino Cotai, Macau	Jubilee Dynasty	September 1, 2012

Mr. Lam Chou In (Collaborator) ***		Le Royal Arc Casino Downtown, Macau	Frontier Champion	July 1, 2013

Mr. Lou Kan Kuong (Crown Australia Junket Operator) ****		Crown Perth Casino in Perth, Australia and Crown Melbourne Casino in Melbourne, Australia	Sino Hero and Yuwang	May 16, 2015

** This is a Promoter Company in Macau.

*** According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and register with the Gaming Inspection and Coordination Bureau of the Macau SAR.

**** On May 15, 2015, the Company entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou” or the “Crown Australia Junket Operator”) promotion activities at the Crown Perth Casino in Perth, Australia and at the Crown Melbourne Casino in Melbourne, Australia with the consideration of $200 in total. Mr. Lou, who is currently an officer of Iao Kun, entered into agreements to act as a junket operator for the above two casinos on June 24, 2013. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian casinos as a related party transaction. The Company entered into the agreement to expand to overseas markets for its existing agent network in Macau.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

In addition to the above Promotion Entities, Iao Pou Gaming Promotion Company Limited (“Iao Pou”) promoted a VIP Room at the MGM Grand Paradise in Macau until it ceased operations in June 2011. During November 2015, Iao Pou was dissolved. The dissolution of Iao Pou did not have a significant impact on the consolidated financial statements.

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

The operations of AGRL's Promotion Entities are primarily based in Macau, and are subject to Macau jurisdiction. The Company operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau and Australia. Iao Kun, its subsidiaries (including AGRL) and the Promotion Entities are collectively referred to as the "Group".

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Bao Li’s Gaming Promoter Agreement dated as of February 7, 2011 entered into between Melco Crown Gaming (Macau) Limited and Bao Li Gaming which allowed for Bao Li Gaming to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement automatically renews annually. As a matter of convenience and to maintain flexibility in remuneration methods, the Company also entered into an agreement with Melco Crown Gaming (Macau) Limited (“Melco Crown”) to share in the casino’s VIP gaming room wins/losses from the players recruited by the Company. Either the Gaming Promoter or Melco Crown may adjust these arrangements with adequate notice and agreement by both parties to the arrangement. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Bao Li Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

The Collaborator Agreement dated October 15, 2013 entered into between the licensed gaming promoter of Le Royal Arc Casino and the Collaborator allows the Collaborator to be compensated based upon a mutually agreed-upon percentage of the win/losses of the Oriental VIP Room at the Le Royal Arc Casino.

The Junket Operator Agreement dated June 24, 2013 entered into between Mr. Lou Kan Kuong, Crown Melbourne and Crown Perth, Australia, which allows the Crown Australia Junket Operator to be compensated based upon a mutually-agreed percentage of the rolling chip turnover at Crown Melbourne and Crown Perth, Australia.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The operations of the Promotion Entities are consolidated with those of AGRL and its wholly owned subsidiaries and Iao Kun as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013. Intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end of the Company is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to management and on various other assumptions that management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price obligation for the King's Gaming, Bao Li Gaming and the Oriental VIP Room acquisitions, goodwill and other intangible assets in these consolidated financial statements. Actual results could vary from those estimates.

Revenue Recognition

Revenue from VIP gaming room promotion operations in Macau is recorded monthly based upon the Promotion Entities’ share of the net gaming wins/losses in VIP gaming rooms. The amounts due to the Promotion Entities are calculated and reported by the casino operators and the Promotion Entities on a monthly basis, usually within two days of the month end. Revenue from VIP operations in Australia is based upon a fixed commission as a percentage of rolling chip turnover.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Additionally, the Promotion Entities in Macau earn revenues based upon percentages of non-negotiable chips exchanged in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to players and is included in gross revenues.  These revenues are included in revenue from VIP gaming room promotion operations in the accompanying consolidated statements of operations.

Beginning on September 1, 2012, the Company changed its remuneration model from a fixed commission model of 1.25% of the rolling chip turnover to a revenue sharing model in Macau. The decision to change from the fixed commission model to the revenue sharing model was made as a result of the Company’s expansion into four VIP gaming rooms with the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a program for junket agents who purchase non-negotiable chips in cash from the Promotion Entities in Macau (“super-agent”), allowing the super-agent to assume some of the risk of gaming losses or receive increased commissions as a result of gaming wins.

The win rate is the percentage of rolling chip turnover exchanged in the VIP gaming room that is won by the casino (gross wins and losses divided by rolling chip turnover). Win rate and total rolling chip turnover in the Group’s VIP gaming rooms during the year ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Win rate	3.59%	2.98%	2.97%

Total rolling chip turnover	$6,422,339,000	$16,627,093,000	$17,048,596,000

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

A VIP gaming patron can be a player, a junket agent or a super-agent. Whoever signs on the marker and takes delivery of the non-negotiable chips at the casino cage and carries them over to the game table is the borrower. It is also common practice that the VIP gaming patron taking delivery of the non-negotiable chips shares the chips with other VIP gaming patrons for the purpose of achieving a higher rolling volume (if the VIP gaming patron is a junket agent, they are entitled to receive commission even when the non-negotiable chips are wagered by third parties acquainted with them) without receiving immediate payment in cash for the non-negotiable chips. Under Macau law, licensed gaming promoters are permitted to extend credit to VIP gaming patrons creating a civil obligation to pay.

The Group, through the Promotion Entities, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in mainland China. In addition to enforceability issues, the collectability of markers receivable from foreign junket agents is affected by a number of factors including changes in economic conditions in the junket agents’ home countries.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	December 31, 2015	% of total markers receivable	December 31, 2014	% of total markers receivable
PRC
0-30 days	$10,405,378		$12,330,410
31-60 days	8,907,468		11,760,382
61-90 days	9,906,074		9,025,019
91-180 days	28,120,968		23,337,632
Greater than 180 days	-		-
Total	$57,339,888	34%	$56,453,443	30%

The Group regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Messrs. Lam and Vong guaranteed all markers receivable in the Company’s VIP gaming rooms until June 25, 2014, upon the execution of a termination agreement for the guarantees and loan agreements. The guarantees by Messrs. Lam and Vong did not cover markers receivable attributable to the junket agent networks of Mr. Mok, Mr. Lou and Mr. Lei or Mr. Vong Veng Im as described below. The guarantee of Messrs. Lam and Vong allowed for offset against the loans provided by them for the working capital. Upon the acquisition of King’s Gaming, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms for as long as he is employed by the Company. Upon the acquisition of Bao Li Gaming, Mr. Lou and Mr. Lei guaranteed the collection of all markers receivable attributable to them and their network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015. Upon the acquisition of the Oriental VIP room, Mr. Vong Veng Im guaranteed the collection of all markers receivable attributable to the Collaborator and his network of junket agents at both the Oriental VIP Room and the Company’s existing and future VIP gaming rooms through June 30, 2016. Upon the acquisition of the profit interest of the Crown Australia Junket Operator, Mr. Lou Kan Kuong guaranteed the collection of all markers receivable attributable to the Crown Australia operation and his network of junket agents at Crown Australia, Melbourne and Perth for so long as he is employed by the Company or the termination of the Australia junket business, whichever is earlier. As of December 31, 2015 and 2014, management believes that an allowance for uncollectible markers receivable is not necessary.

Two junket agents accounted for approximately 13% and 11% of markers receivable as of December 31, 2015. No junket agents, individually, accounted for more than 10% of markers receivable as of December 31, 2014.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, lines of credit payable, accrued expenses, and loan payable to shareholders, the carrying values of these financial instruments approximate their fair value due to their short maturities.  The contingent purchase price obligations-King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions were initially recognized for the fair values of the acquisition contingent consideration and are adjusted to the fair value at each subsequent reporting date (see Note 9, Note 10 and Note 11).

At least annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and other information. There were no changes in the valuation techniques during the years ended December 31, 2015 and 2014.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

The following are the classes of assets and liabilities measured at fair value:

Recurring fair value measurements:

		Fair Value Measurements Using
		Quoted
		Prices in
		Active
		Markets			Total Gains
		for	Significant		for the Year
	As of	Identical	Other	Significant	Ended
	December 31,	Liabilities	Observable	Unobservable	December 31,
	2015	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	2015

Fair Value of Contingent Consideration:

Oriental VIP Room	$-	$-	$-	$-	$24,807,965

Bao Li Gaming	$14,228,500	$-	$-	$14,228,500	$5,407,770

Total recurring fair value measurements					$30,215,735

		Fair Value Measurements Using
		Quoted
		Prices in
		Active
		Markets			Total (Losses)
		for	Significant		for the Year
	As of	Identical	Other	Significant	Ended
	December 31,	Liabilities	Observable	Unobservable	December 31,
	2014	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	2014

Fair Value of Contingent Consideration:

Oriental VIP Room	$41,404,026	$-	$-	$41,404,026	$(34,741,232)

Bao Li Gaming	$42,291,631	$-	$-	$42,291,631	$(26,177,337)

Total recurring fair value measurements					$(60,918,569)

Non-recurring fair value measurements:

		Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total
		Markets	Significant		(Losses) for
		for	Other	Significant	the Year
	As of	Identical	Observable	Unobservable	Ended
	December 31,	Liabilities	Inputs (Level	Inputs (Level	December 31,
	2015	(Level 1)	2)	3)	2015

Goodwill	$-	$-	$-	$-	$(17,757,113)

Total non-recurring fair value measurements					$(17,757,113)

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Additional information regarding the valuation technique and inputs used is as follows:

Quantitative Information about Level 3 Fair Value Measurements:

	Fair Value
Contingent Consideration	as of 12/31/2015	Valuation Techniques	Unobservable Input	Range

Oriental VIP Room	$-	Forecasted Performance, June 2016	Chip Turnover Annual Growth	(60%)-(20%)

		Monte Carlo Method	Average Simulated Share Prices	$1.07

	Fair Value
Contingent Consideration	as of 12/31/2014	Valuation Techniques	Unobservable Input	Range

Oriental VIP Room	$41,404,026	Forecasted Performance, 2015-June 2016	Chip Turnover Annual Growth	(40%) – (5%)

		Monte Carlo Method	Average Simulated Share Prices	$1.24- $1.29

Bao Li Gaming	$42,291,631	Forecasted Performance, 2015	Chip Turnover Annual Growth	(20%) - (5%)

		Monte Carlo Method	Average Simulated Share Prices	$1.26- $1.31

The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration for the Bao Li Gaming and Oriental VIP Room acquisitions are the forecasted performance results of the operations of Bao Li Gaming and Oriental VIP Room and the simulated share prices of the Company’s ordinary shares (the “Ordinary Shares”) under the Monte Carlo method. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement. As of December 31, 2015, the Bao Li Gaming final contingent consideration was determined based upon actual performance and no future estimates are required.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

The calculations of earnings (loss) per share are computed as follows for the years ended December 31,:

	2015	2014	2013
Numerator:
Net income (loss) attributable to Ordinary Shareholders for basic and diluted earnings per share	$5,117,769	$(60,077,935)	$5,387,502
Denominator:
Denominator for basic earnings (loss) per share
- Weighted-average Ordinary Shares outstanding during the year	62,116,749	60,781,915	53,030,405
Effect of dilutive securities:
- Weighted-average director shares issued/ issuable	400	-	167
- Oriental VIP Room earn out shares	39,315	-	-
- Bao Li Gaming earn out shares	136,370	-	180,000
Denominator for diluted earnings (loss) per share	62,292,834	60,781,915	53,210,572

Basic earnings (loss) per share	$0.08	$(0.99)	$0.10
Diluted earnings (loss) per share	$0.08	$(0.99)	$0.10

The issued and issuable earnout Ordinary Shares for the Oriental VIP Room (Note 11) and Bao Li Gaming (Note 10) have been included in basic earnings (loss) per share based on the weighted average shares for the years ended December 31, 2015, 2014 and 2013 and incremental shares from the assumed outstanding earnout shares as of the beginning of each period are included for the calculation of diluted earnings per share but excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

In 2011, the Company decided that a portion of the directors fees and officers remuneration would be paid in Ordinary Shares. The shares are to be issued in January of each year.  In November 2015, a new plan was adopted to allow for additional shares to be issued. A total of 60,790 Ordinary Shares were issued during the third quarter of 2014 to satisfy the Company’s obligations for 2013 and have been included in diluted earnings per share based on the weighted average shares for the year ended December 31, 2013. A total of 145,980 Ordinary Shares are to be issued to satisfy the Company’s obligations for 2015 and have been included in diluted earnings per share based on the weighted average shares for the year ended December 31, 2015.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Indefinite Useful Life Assets

In accordance with U.S. GAAP, the Company performs impairment testing for goodwill at least annually unless indicators of impairment exist in interim periods. The Company performs its annual test of goodwill on December 31 each year.

Goodwill impairment testing follows the two-step approach as defined in FASB ASC Topic 350, which is performed at the entity level as the Company has one reporting unit, which is gaming promotion business mainly located in Macau. The first step (“Step 1”) compares the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss to be recognized. In the second step (“Step 2”), the fair value of the reporting unit resulting from the first step of the evaluation is allocated to the fair value of all of the assets and liabilities of the reporting unit in order to determine an implied goodwill value. This allocation is similar to the purchase price allocation performed in purchase accounting. If the carrying value of goodwill exceeds the implied fair value, the excess of the carrying value is required to be recorded as an impairment loss. The loss recognized cannot exceed the carrying value of goodwill.

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the years ended December 31, 2015, 2014 and 2013, the Group incurred advertising costs of $514,923, $709,609 and $348,384, respectively.

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employees, directors and consultants (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on the average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.

The shareholders approved the 2011 Omnibus Securities and Incentive Plan in December 2011 and the Board of Directors approved the 2015 Omnibus Equity Incentive Plan in November 2015 (collectively, the “Incentive Plan”). The purpose of the Incentive Plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors, and nonemployee consultants to the Company and its affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Incentive Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares and 500,000 Ordinary Shares for the 2011 Incentive Plan and 2015 Incentive Plan, respectively, as may be best suited to the circumstances of the particular employee, director or consultant. On July 17, 2014, 60,790 Ordinary Shares were issued for year 2013 compensation. On December 10, 2015, 111,730 Ordinary Shares were issued as compensation owed for 2014. 145,980 Ordinary Shares are to be issued as compensation owed for 2015. A liability of approximately $209,000 and $209,000 is included in accrued expenses at December 31, 2015 and December 31, 2014, respectively.

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

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective period.

For financial reporting purposes, the consolidated financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income (loss) but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders' equity.

	December 31, 2015	December 31, 2014	December 31, 2013
Period end HK$:US$ exchange rate	$7.75	$7.75	$7.75
Average annual HK$:US$ exchange rate	$7.75	$7.75	$7.76

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Economic and political risks

The Group’s current operations are mainly conducted in Macau and Hong Kong. Accordingly, the Group’s consolidated financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

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

Income Taxes

Sang Heng, King's Gaming, Bao Li, Sang Lung and Oriental are not subject to Macau Complimentary tax, because, pursuant to the VIP gaming promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau SAR paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

As Promotion Entities, Sang Heng, King's Gaming, Bao Li, Sang Lung and Oriental are subject to a tax on the amount of non-negotiable chips exchanged by VIP gaming patrons in the VIP gaming rooms (“rolling chip turnover”), which is referred to as a “rolling tax”. The rolling tax is deducted and paid by the Casino Operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room and the rolling tax is deducted as an expense in the consolidated statements of operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

The Company has not recorded deferred income taxes applicable to undistributed earnings of Macau VIP rooms because it is the present intention of management to reinvest the undistributed earnings indefinitely in Macau. Undistributed earnings amounted to approximately $271,898,000 and $256,283,000 on December 31, 2015 and 2014, respectively. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $32,628,000 and $30,754,000 would have been required at December 31, 2015 and 2014, respectively. Generally, such earnings become subject to Macau tax upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability on such undistributed earnings.

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2015 and 2014, there were no amounts that had been accrued with respect to uncertain tax positions.

Recently Issued Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update 2014-15 – Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and provides related footnote disclosure requirements. Under U.S. GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting establishes the fundamental basis for measuring and classifying assets and liabilities. The Update provides guidance on when there is substantial doubt about an organization’s ability to continue as a going concern and how the underlying conditions and events should be disclosed in the footnotes. It is intended to reduce diversity that existed in footnote disclosures because of the lack of guidance about when substantial doubt existed. The amendments in this Update is effective for the Company beginning in the year ended December 31, 2016. Early application is permitted. Management is currently evaluating the effect that the updated standard will have on the Company’s consolidated financial statements and related disclosures.

Except as described above, management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 — Accounts Receivable

Accounts receivable consisted of the following:

	December 31,	December 31,
	2015	2014
Gaming revenues receivable	$1,460,251	$1,529,052

As of December 31, 2015, accounts receivable were due from two casino operators and one gaming promoter and were 41%, 35% and 24% of total receivables, respectively. As of December 31, 2014, accounts receivable were due from four casino operators and were 59%, 33%, 5% and 3% of total receivables, respectively.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Note 4 — Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying value of goodwill are as follows:

	December 31, 2014	Other	Impairments	December 31, 2015
Goodwill, gross	$17,753,907	$-	$-	$17,753,907
Foreign currency translation	-	3,206	-	3,206
Accumulated impairment loss	-	-	(17,757,113)	(17,757,113)
Total Goodwill, net	$17,753,907	$3,206	$(17,757,113)	$-

For the quarter ended June 30, 2015, the Company concluded there was indicator of potential goodwill impairment due to the impact of the significant decline in the Macau VIP gaming promotion business. As a result of identifying indicator of impairment, the Company performed an impairment test of goodwill as of June 30, 2015.

In performing Step 1 of the impairment test, the Company estimated the fair value of the reporting unit using a combination of the income approach and market-based valuation methodologies with greater emphasis placed on the income approach, for purpose of estimating the total enterprise value for the Company.

Under the income approach which is based on probability-weighted discounted cash flow (“DCF”) technique, forecasted net cash flow (“NCF”) of the business was developed and then discounted to the present value at a discount rate commensurate with the risks involved in the ultimate realization of those returns.  This income approach employs the following key projection estimates: (i) rolling chip turnover (“RCT”) and/or expected growth rates in RCT; (ii) win rates; (iii) operating costs and operating profit; (iv) NCF; (v) the expiration date of the concession and sub-concession agreements for the right to operate casinos in Macau; and (vi) the determination of an appropriate discount rate (i.e., a rate of return) based on the reporting unit's deemed weighted average cost of capital (“WACC”).  The WACC considers observable market rates and yields and comparable company return data.  As the name implies, probability-weighted DCF analysis involves the development of several forecasted NCF scenarios that are then probability-weighted to yield an overall indication of reporting unit value. Assumptions used in DCF analysis give consideration to historical financial and operating data, various internal estimates, and economic and market data as derived from a variety of external sources.  These estimates are developed as part of the Company’s routine short-term management procedures and long-range strategic planning process. In addition, the Company tested the reasonableness of the assumption inputs and outcomes of its DCF analysis against available comparable market data.

Under the market approach, the fair value of the reporting unit is derived by reference to the Company’s market capitalization at the valuation date.

The Step 1 analysis indicated that the carrying value of the reporting unit exceeded its estimated fair value, requiring the Company to perform Step 2 to measure the amount of impairment loss, if any.

Under Step 2, the fair value of all of the reporting unit’s assets and liabilities were estimated for the purpose of deriving an estimate of the implied fair value of goodwill. This test resulted in a non-cash, goodwill impairment charge of $17,757,113, which was recognized during the year ended December 31, 2015.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Determining the fair value of a reporting unit is highly judgmental in nature and involves the use of significant estimates and assumptions. The Company’s fair value estimates for purposes of determining the goodwill impairment charge are considered Level 3 fair value measurements. The Company based its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results related to assumed variables could differ from these estimates.

Other Intangible Assets

Intangible assets as of December 31, 2015 and 2014 consist of the following:

	Bad Debt Guarantee	Non- Compete Agreement	Profit Interest Agreement	Total
Amortized intangible assets:
Gross carrying amounts
Balance as of January 1, 2014	$606,374	$1,824,021	$161,646,336	$164,076,731
Foreign currency translation	124	(243)	(1,998)	(2,117)
Balance as of December 31, 2014	606,498	1,823,778	161,644,338	164,074,614
Foreign currency translation	251	753	66,737	67,741

Balance as of December 31, 2015	606,749	1,824,531	161,711,075	164,142,355

Accumulated amortization
Balance as of January 1, 2014	320,842	325,156	25,093,788	25,739,786
Amortization expense	127,282	176,281	16,061,471	16,365,034
Foreign currency translation	(55)	108	1,093	1,146
Balance as of December 31, 2014	448,069	501,545	41,156,352	42,105,966
Amortization expense	127,317	176,329	16,065,821	16,369,467
Foreign currency translation	215	248	20,722	21,185

Balance as of December 31, 2015	575,601	678,122	57,242,895	58,496,618
Total amortized intangible assets	$31,148	$1,146,409	$104,468,180	$105,645,737

As a result of the same indicators mentioned above for Goodwill Impairment, the Company performed impairment test of intangible assets as of June 30, 2015 and the sum of the estimated undiscounted cash flows exceeded the carrying amount of the intangible assets. Therefore, no impairment has been recognized for other intangible assets.

Amortization expense for the years ended December 31, 2015, 2014 and 2013 was $16,369,467, $16,365,034 and $13,187,006, respectively.

Estimated amortization expense of intangibles for the next five years and thereafter is as follows:

2016	$16,273,287
2017	16,242,150
2018	16,242,150
2019	16,242,150
2020	16,242,150
Thereafter	24,403,850
$105,645,737

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Note 5 — Property and Equipment

Property and equipment consisted of the following:

	December 31, 2015	December 31, 2014

Office Equipment	$196,374	$193,669
Furniture and Fixtures	4,418	4,416
Leasehold Improvements	-	22,131
Motor Vehicles	210,933	210,846
	411,725	431,062
Less: Accumulated Depreciation	(169,798)	(108,913)
	$241,927	$322,149

Depreciation expense was $82,961, $77,224 and $24,284 for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 6 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	December 31,	December 31,
	2015	2014
Due to casino operators	$41,908,984	$32,392,020

Due to casino operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung, King’s Gaming and Bao Li Gaming and are interest free and renewable monthly and advances of commission income.

The casino operators, both in Macau and Australia, have extended lines of credit totaling approximately $57,582,000 and $59,324,000 as of December 31, 2015 and 2014, respectively.  The lines of credit may be exceeded from time to time at the discretion of the casino operators.  The lines of credit for Sang Heng, Sang Lung and King’s Gaming are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.  The lines of credit for Bao Li Gaming and the Crown Australia Junket Operator are guaranteed by Mr. Lou and are secured by his personal checks.

Note 7 — Accrued Expenses

Accrued Expenses consist of the following:

	December 31, 2015	December 31, 2014

Commission payable-the junket agents	$4,531,003	$8,886,601
Management fee payable-related party (Note 14)	399,959	573,897
Management and Directors' compensation	440,234	562,139
Accrued listing expenses	-	765,417
Others	659,800	894,599

	$6,030,996	$11,682,653

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

One junket agent accounted for approximately 12% of the rolling chip turnover during the year ended December 31, 2015 and another junket agent accounted for approximately 12% of commission payable as of December 31, 2015. One junket agent accounted for approximately 10% of the rolling chip turnover during the year ended December 31, 2014 and 14% of commission payable as of December 31, 2014.

Note 8 — Loans Payable, Shareholders

As of December 31, 2015 and 2014, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $2,827,584 and $2,612,490, respectively.  All amounts due as of December 31, 2015 are considered short-term advances and are due on demand.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

For the year ended December 31, 2011, Incentive Shares of 500,000 were earned since King’s Gaming met its 2011 Gross Profit Target exceeding $6,150,000 and earned additional incentive shares of 20,000 by exceeding its Gross Profit Target by over $2,000,000.

King’s Gaming did not meet its Gross Profit Targets in year 2012 through 2015 and accordingly no incentive shares were issued. Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming, providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the King’s Gaming Purchase Agreement, including, but not limited to, any bad debts the Seller network of junket agents may have incurred or may incur in the future.

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

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the years ended December 31, 2015, 2014 and 2013, the Company did not recognize any gains or losses due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements as King’s Gaming is not expected to meet the Gross Profit Target and no Ordinary Shares are expected to be issued.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

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

Note 10 — Acquisition of Bao Li Gaming Promotion Limited

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $14,228,500 and $42,291,631 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at December 31, 2015 and 2014, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the years ended December 31, 2015, 2014 and 2013, the Company recognized a gain of $5,407,770 and losses of $26,177,337 and $13,744,041, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

Bao Li achieved the rolling chip target for 2013, 2014 and 2015, and Earnout cash and Earnout Ordinary Shares earned and issued are as follows:

	Base Earnout	Base Earnout	Incremental Earnout	Incremental Earnout
Year	Cash Payments	Shares Issued	Cash Payments	Shares Issued
2013	$13,000,000	625,000	$13,000,000	625,000
2014	$13,000,000	625,000	$8,320,000	400,000
*2015	$13,000,000	625,000	$520,000	25,000

*It is anticipated that the cash payment and shares issuance for the 2015 earnout will be made in the second quarter of 2016.

 The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of January 1, 2014	$33,027,050
Payment	(13,000,000)
Ordinary Shares Issued	(3,837,500)
Change in Fair Value of Contingent Consideration	26,177,337
Foreign Currency Translation Adjustment	(75,256)
Contingent Consideration as of December 31, 2014	$42,291,631
Payment	(21,320,000)
Ordinary Shares Issued	(1,342,750)
Change in Fair Value of Contingent Consideration	(5,407,770)
Foreign Currency Translation Adjustment	7,389
Contingent Consideration Payable as of December 31, 2015	$14,228,500

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $0 and $41,404,026 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at December 31, 2015 and 2014, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the years ended December 31, 2015, 2014 and 2013, the Company recognized a gain of $24,807,965, a loss of $34,741,232 and a gain of $1,298,252, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The Oriental VIP Room achieved the rolling chip target for 12 month periods ended June 30, 2015 and 2014 and Earnout cash and Earnout Ordinary Shares earned and issued are as follows:

		Base Earnout	Incremental	Incremental Earnout
	Base Earnout	Shares	Earnout	Shares
Period ended	Cash Payments	Issued/Earned	Cash Payments	Issued/Earned
June 30, 2014	$13,000,000	625,000	$13,000,000	625,000
June 30, 2015	$13,000,000	625,000	$1,950,000	93,750

As of December 31, 2015, management does not expect the Oriental VIP Room will meet the June 30, 2016 rolling chip target and therefore has not recorded a liability for the June 30, 2016 earnout cash payment and share based payment.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of January 1, 2014	$36,528,269
Payment	(26,000,000)
Ordinary Shares Issued	(3,875,000)
Change in Fair Value of Contingent Consideration	34,741,232
Foreign Currency Translation Adjustment	9,525
Contingent Consideration as of December 31, 2014	$41,404,026
Payment	(14,950,000)
Ordinary Shares Issued	(1,645,938)
Change in Fair Value of Contingent Consideration	(24,807,965)
Foreign Currency Translation Adjustment	(123)
Contingent Consideration Payable as of December 31, 2015	$-

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

The following is a summary of revenues, expenses and net income of Oriental VIP Room since the effective acquisition date (July 1, 2013) included in the consolidated results of operations for the Company during the year ended December 31, 2013:

Revenues	$9,511,291
Expenses	(10,477,592)
Net Loss Attributable To Oriental VIP Room	$(966,301)

The following pro forma consolidated statements of operations have been prepared assuming that the acquisition of Oriental VIP Room occurred on January 1, 2013.

Pro Forma
Consolidated
For the Year
Ended
December 31,
2013
Revenue	$242,775,634
Expenses	242,079,136
Pro Forma Net Income Attributable To Ordinary Shareholders	$696,498
Pro Forma Net Income Per Share
Basic	$0.01
Diluted	$0.01
Weighted average shares outstanding
Basic	53,030,405
Diluted	53,210,572

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Note 12 — Shareholders’ Equity

Ordinary Shares

Iao Kun is authorized to issue 500,000,000 Ordinary Shares, par value $.0001.  The authorized Ordinary Shares was increased from 200,000,000 to 500,000,000 as a result of a shareholder vote on September 24, 2013. The following summarizes the Ordinary Shares issued relating to achieving earnings targets or rolling chip turnover targets in association with the Company’s acquisitions of Kings’ Gaming, Bao Li Gaming and Oriental VIP room:

	Years Ended December 31,
	2015		2014		2013

King's Gaming (Note 9)	-	(1)	-	(1)	-	(1)

Bao Li Gaming (Note 10)	1,025,000	(2)	1,250,000	(2)	N/A

Oriental VIP Room (Note 11)	718,750	(3)	1,250,000	(3)	N/A

(1)	King’s Gaming did not meet its Gross Profit Target for the years ended December 31, 2014, 2013 and 2012, and therefore no shares for achieving those performance targets were issued.

(2)	Bao Li achieved the minimum rolling chip target and also reached the incremental earn out rolling chip target for 2013 and 2014, and therefore an aggregate of 1,250,000 and 1,025,000 Ordinary Shares were issued in the third quarter of 2014 and the second quarter of 2015, respectively.

(3)	The Oriental VIP Room achieved the minimum rolling chip target and also reached the incremental earn out rolling chip target for the 12 months ended June 30, 2014, and therefore an aggregate of 1,250,000 Ordinary Shares were issued in the fourth quarter of 2014. The Oriental VIP Room achieved the minimum rolling chip target and also reached an additional incremental earn out rolling chip target for the 12 months ended June 30, 2015 and a total of 718,750 Ordinary Shares were issued during the third quarter of 2015.

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Directors Compensation

All of the Company’s directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the years ended December 31, 2015, 2014 and 2013 were $497,000, $497,000 and $497,000, respectively.

Share Repurchase Program

The Board of Directors established a share repurchase program, with an expiration date of June 30, 2013 (the “2012 Repurchase Plan”). The 2012 Repurchase Plan authorized the Company to purchase up to two million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2012, the Company repurchased an aggregate of 1,273,947 Ordinary Shares for an aggregate purchase price of $4,166,483 pursuant to the 2012 Repurchase Plan. During the quarter ended March 31, 2013, the Company purchased the remaining 726,053 Ordinary Shares for an aggregate purchase price of $2,728,912. The Ordinary Shares have been retired and the purchase price was allocated to par value and additional paid in capital.

In March 2013, the Board of Directors established a new share repurchase program with an expiration date at any time in the discretion of appropriate company officers (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2013, the Company repurchased an aggregate of 732,900 Ordinary Shares for an aggregate purchase price of $2,295,849.  During the year ended December 31, 2014, the Company repurchased an aggregate of 1,415,300 Ordinary Shares for an aggregate purchase price of $4,193,554. During the year ended December 31, 2015, the Company did not repurchase any additional shares.

Dividend

The Board of Directors has authorized a regular cash dividend each year after the release of the Company’s financial results for the six months ending June 30 (the “Six Month Dividend”), an amount per outstanding Ordinary Share equal to: (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed six months ended June 30, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend; and, an annual dividend each year after the release of the Company’s annual financial results (the “Annual Dividend”), equates to an amount per outstanding Ordinary Share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year, less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend.

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

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Payment Date	Amount

April 26, 2013 (for the year 2012 Annual Dividend)	$4,142,199

September 20, 2013 (for the 2013 Six Month Dividend)	$4,803,178

October 14, 2014 (for the 2014 Six Month Dividend)	$1,539,260

June 22, 2015 (for the 2014 Annual Dividend)	$1,038,967

October 19, 2015 (for the 2015 Six Month Dividend)	$870,745

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at December 31, 2015 and December 31, 2014.

Ordinary Shares Reserved for Future Issuance

At December 31, 2015 and 2014, the Company has reserved 2,816,470 and 5,403,200 shares, respectively, of its authorized but unissued Ordinary Shares for possible future issuance in connection with the following:

	December 31, 2015	December 31, 2014

Incentive Plans Shares	416,470	28,200

Contingently Issuable Incentive Shares-King's Gaming	500,000	600,000

Contingently Issuable Incentive Shares-Bao Li Gaming	650,000	2,275,000

Contingently Issuable Incentive Shares-Oriental VIP Room	1,250,000	2,500,000

Total	2,816,470	5,403,200

Hong Kong Stock Exchange Listing

On February 9, 2015, the Company was notified by the Hong Kong Stock Exchange (the "Stock Exchange") that based on the information provided to the Stock Exchange that, due to various factors, including the declining financial performance of the Company, the unpredictability of the Company's revenues, the overall market conditions, the near term industrial outlook in Macau and certain related party payments made to Pak Si, the Stock Exchange is unable to proceed further with the Company's listing application and the Company has elected to not continue with the application process at such time. Total expenses incurred for Stock Exchange listing, included in Selling, General and Administrative expenses, were approximately $162,459, $3,037,000 and $2,312,000 for years ended December 31, 2015, 2014 and 2013, respectively.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Note 13 — Commitments and Contingencies

Employment Agreements

AGRL entered into employment agreements with five executive officers: Mr. Lam (Chairman of the Board), Leong Siak Hung (former Chief Executive Officer), Li Chun Ming (former Chief Financial Officer), Mr. Vong (Director), and Lam Chou In (Operating Officer) that became effective upon the closing of the acquisition of AGRL.  Upon the closing of the acquisition of King’s Gaming, Iao Kun has entered into two additional employments contracts with Mr. Mok and Mr. Wong. Upon the closing of the acquisition of Bao Li, the Company entered into employment agreements with Mr. Lou and Mr. Lei. Upon the acquisition of the Oriental VIP Room, the Company entered into a 5 year employment agreement with Vong Veng Im. Beginning July 1, 2013, the Company entered into a two year employment agreement with Chien Lee, Chief Strategic Officer, which was terminated on June 9, 2014. Upon termination the Company entered into a consulting agreement with Mr. Chien under similar terms. The employment agreements for the former Chief Executive Officer and former Chief Financial Officer expired in February 2013 and continued on the same terms (subject to increases) on a month to month basis until April 30, 2015, upon their resignations. The agreement with Mr. Lam expired on February 2, 2015 and is continuing on the same terms on a month to month basis.

On May 1, 2015, the Company entered into employment agreements with Mr. Vong (Chief Executive Officer), Mr. Lam Chou In (Chief Operating Officer) and Mr. Yip Cheuk Fai (Chief Financial Officer). Each of the agreements is for a period of three years and each executive is entitled to paid vacation in accordance with the Company’s policies and other customary benefits.

Annual minimum compensation for the terms of the employment agreements for terms greater than one year, as amended, is as follows at December 31, 2015:

2016	$1,283,793
2017	1,175,793
2018	485,065
Total	$2,944,651

The employment agreements provide that the executive, during the period of five years following the termination of his employment, shall not compete with AGRL or solicit any of its employees. The agreements with each of Leong Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun and Lam Chou In contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during the years ended December 31, 2015, 2014 and 2013, related to these employment contracts were approximately $1,136,000, $1,340,000 and $1,166,000, respectively.

Office Lease

The Company has an office lease in Macau for executive offices which will expire in April 2016, and had an office lease in Hong Kong for executive offices which expired in September 2015. The Company moved the executive offices to the Macau office.  The Company also rents a storage space on a month to month basis for $1,547 per month. Minimum future lease payments are $14,240 for the year ended December 31, 2016. Rent expense was $87,524, $93,519 and $83,969 for the years ended December 31, 2015, 2014 and 2013, respectively.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Gaming Table Rentals

Starting from August 1, 2013, the Company pays a monthly rental of approximately $425,000 for six gaming tables in its Oriental VIP Room in order to have a greater percentage of revenue sharing. Beginning in January 2015, the Company reduced the gaming tables from six to four gaming tables in its Oriental VIP Room and the monthly rental was reduced to approximately $309,000, which was further reduced to $284,000 in May 2015 and $258,000 beginning in June 2015. Beginning in September 2015, the Company no longer pays a monthly rental for gaming tables and has reduced its percentage of revenue sharing. Rental expense charged to operations for gaming table rentals was $2,296,004, $5,106,581 and $2,127,193 for the years ended December 31, 2015, 2014 and 2013, respectively.

Revenue Sharing

Beginning in September 2012, the Company has adopted a new program to allow certain cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent. A total of approximately $164,000 was recorded as additional commission income in January 2016 for participating junket agents based on December 2015 rolling chip turnover. Due to fluctuations in wins and losses as well as the agents’ participation, levels, the total amount of revenues and losses shared as well as their percentage of rolling chip turnover may fluctuate significantly.

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

Note 14 — Related Party Transactions

Management Agreements

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the Promotion Entities to Pak Si Management and Consultancy Limited of Macau (“Pak Si”), a related party management company that is responsible for hiring and managing staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  The agreements renew annually. The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Company and its Chief Executive Officer.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Effective January 1, 2016, the monthly payments were revised for Bao Li, King’s Gaming and the Oriental VIP Room from $65,000 to $52,000 each.

Total expenses for Pak Si's services were $4,798,390, $7,156,950 and $6,807,018 during the years ended December 31, 2015, 2014 and 2013, respectively.  Amounts due to Pak Si as of December 31, 2015 and December 31, 2014 were $399,959 and $573,897, respectively and have been recorded in accrued expenses. Overall fees for services provided by Pak Si have been reduced as a result of the direct hire of employees by the Company as well as reduced volumes of business in the Company’s VIP Gaming Rooms.

Entertainment Expense

The Group incurred entertainment expense for catering and restaurant services provided by a related party in which three directors have the majority ownership interest. Such entertainment expenses during the years ended December 31, 2015, 2014 and 2013 were approximately $417,000, $727,000 and $779,000, respectively.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IAO KUN GROUP Holding Company Limited

March 11, 2016	By:	/s/ Vong Hon Kun
Name: Vong Hon Kun
Title: Chief Executive Officer (Principal
Executive Officer)

March 11, 2016	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai
Title: Chief Financial Officer (Principal
Financial and Accounting Officer)