Form 20-F
period 2016-12-31
LiNiu Technology Group
filed 2017-05-01
CIK 1417754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark one)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from __________ to ___________

Commission file number 001-34804

LiNiu Technology Group
(Exact name of the Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Alameda Dr. Carlos D’ Assumpcao No: 180
Edf. Tong Nam Ah Central Comercio,
13 Andar P Macau
Phone: 852-2111-9220
Facsimile: 852-3186-2729
(Address of principal executive offices)

Lam Chou In, Co-Chief Executive Officer
LiNiu Technology Group
Alameda Dr. Carlos D’ Assumpcao No: 180
Edf. Tong Nam Ah Central Comercio,
13 Andar P Macau
Phone: 852-2111-9220
Facsimile: 852-3186-2729
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

None.

On December 31, 2016, the issuer had 62,453,774 ordinary shares outstanding.

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

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the ☐ International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         ☐                                                 Item 18         ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes         ☐                                                              No         ☒

 i

 ii

 iii

CERTAIN INFORMATION

In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated, “we”, “us”, “our”, the “Company”, “LINU”, and “LiNiu Group” refers to LiNiu Technology Group, a Cayman Islands company, its subsidiaries and the Promotion Entities (as defined below).

On February 2, 2010, CS China Acquisition Corp., our predecessor, consummated a business combination pursuant to which it acquired all of the outstanding capital stock of Asia Gaming & Resort Limited (“AGRL”), a Hong Kong corporation.

References to “Promoter Companies” or to “our VIP gaming promoters” refer to those VIP gaming promoters and predecessors that are affiliated with LINU and its subsidiaries.

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

We closed four VIP gaming rooms at the Sands Cotai Central Casino, Galaxy Macau, StarWorld and Le Royal Arc in Macau, effective August 31, September 10, September 10, and September 29, 2016, respectively, and terminated our gaming representative agreements with King’s Gaming Promotion Ltd., Sang Heng and Sang Lung Gaming Promotion Ltd. and terminated our collaborator agreement with Mr. Lam Chou In relating to those facilities, as the current Rolling Chip Turnover volume did not warrant the operation of any VIP gaming rooms. Our current Macau VIP gaming operation is in Altira Complex and provides remuneration at a pre-determined fixed rate commission.

We plan to transform our overall strategy and begin to focus our efforts on the Chinese technology industry. As part of this new strategy, on February 7, 2017, we entered into an agreement to acquire 51% of Jia-Heng Industrial Ltd., the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”), a software technology development company that is currently developing an electronic Business to Customer (“B2C”), Customer to Customer (“C2C”) and Online to Offline (“O2O”) trading platform focused on the Chinese agricultural industry. The acquisition was completed on February 28, 2017.

On April 24, 2017, we changed our name from Iao Kun Group Holding Company Limited to LiNiu Technology Group.

Unless otherwise indicated or the context indicates otherwise, all references to “Macau” or “MSAR” refer to the Special Administrative Region of Macau, and all references to “China” or “PRC” refer to the People’s Republic of China.

All references to Hong Kong Dollar (“HKD$”) are to the legal currency of Hong Kong and all references to “U.S. dollars”, “dollars”, “US$”, “$” are to the legal currency of the United States. This Report contains translations of HKD$ amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the HKD$ or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or HKD$, as the case may be, at any particular rate or at all. On April 21, 2017, the buying rate announced by the Federal Reserve Statistical Release was HKD$7.7757 to $1.00.

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

The consolidated balance sheets data of LiNiu Group as of December 31, 2016, 2015, 2014, 2013 and 2012 and the consolidated statements of operations data and cash flow data for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 are derived from the audited consolidated financial statements of LiNiu Group. The audited consolidated financial statements of LiNiu Group as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are included elsewhere in this Annual Report.

The information is only a summary and should be read in conjunction with each of our historical financial statements and related notes and “Operating and Financial Review and Prospects” contained elsewhere herein. The historical results included below and elsewhere in this Annual Report are not indicative of our future performance.

LINIU TECHNOLOGY GROUP

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

Statement of Operations Data

	For the Year Ended December 31, 2016		For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012

Revenue from VIP gaming operations		$32,366,660	$105,002,184	$233,822,859	$236,850,159	$236,300,623
Total expenses		247,349,472	130,100,150	232,982,225	219,016,868	181,348,081
Operating (Loss) Income Attributable to Ordinary Shareholders before change in fair value of contingent consideration		$(214,982,812)	$(25,097,966)	$840,634	$17,833,291	$54,952,542
Change in fair value of contingent consideration for the acquisition of King’s Gaming, Bao Li and Oriental		-	30,215,735	(60,918,569)	(12,445,789)	15,166,700
Net (Loss) Income attributed to ordinary shareholders		(214,982,812)	5,117,769	(60,077,935)	5,387,502	70,119,242
Other Comprehensive (Loss) Income		(330,605)	89,182	65,092	(76,610)	669,109
Total Comprehensive (Loss) Income		$(215,313,417)	$5,206,951	$(60,012,843)	$5,310,892	$70,788,351
Net (Loss) Income per share attributable to ordinary shareholders (A)
Basic		$(3.41)	$0.08	$(0.99)	$0.10	$1.53
Diluted		$(3.41)	$0.08	$(0.99)	$0.10	$1.53
Dividend declared per share	$	N/A	$0.01	$0.03	$0.18	$0.31

(A)	Earnings per share prior to year 2013 have been adjusted to reflect the rights issue accounting.

Balance Sheet Data

	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012

Total Current Assets	$2,576,037	$176,853,137	$201,573,499	$255,597,767	$265,135,490
Total Assets	$77,477,264	$282,740,801	$341,641,630	$411,828,690	$377,467,005
Total Current Liabilities	$75,345,574	$64,996,064	$83,088,675	$111,668,955	$60,105,783
Total Liabilities	$75,345,574	$64,996,064	$130,382,820	$142,736,723	$161,400,764
Total Equity	$2,131,690	$217,744,737	$211,258,810	$269,091,967	$216,066,241

Cash Flow Data

	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012

Cash flows. (used in) provided by operating activities	$(11,455,779)	$29,882,486	$60,601,543	$37,906,358	$46,428,105
Cash flows provided by (used in) investing activities	13,527	(2,623)	(290,924)	(20,126,974)	(15,146,032)
Cash flows provided by (used in) financing activities	8,395,373	(37,965,746)	(56,929,036)	(30,844,943)	(27,390,634)
Net (decrease) increase in cash	$(3,046,879)	$(8,085,883)	$3,381,583	$(13,065,559)	$3,891,439

Exchange Rates

The following table sets forth information concerning exchange rates between the HKD$ and the U.S. dollar for the periods indicated. On April 21, 2017, the buying rate announced by Federal Reserve Statistical Release was HKD$7.7757 to $1.00.

	Spot Exchange Rate
	Period	Average
Period	Ended	(1)	Low	High
	(HKD$ per US$1.00)

2010	7.7736	7.7686	7.7546	7.7880
2011	7.7767	7.7839	7.7716	7.7965
2012	7.7501	7.7568	7.7501	7.7622
2013	7.7535	7.7565	7.7523	7.7631
2014	7.7541	7.7545	7.7502	7.7612
2015	7.7507	7.7524	7.7499	7.7584
2016	7.7534	7.7620	7.7556	7.7829
2017
January	7.7579	7.7560	7.7540	7.7580
February	7.7627	7.7596	7.7579	7.7627
March	7.7714	7.7658	7.7611	7.7714
April*	7.7757	7.7718	7.7687	7.7757

Source: Federal Reserve Statistical Release

*	Through April 24, 2017

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

Risks Relating To Our Gaming Business

Our business is entirely dependent on the Promotion Entities, which have limited operating histories and are subject to many uncertainties and contingencies.

Our gaming revenue is the assigned profits we receive from the Promotion Entities under the profit interest agreements described below. The Promotion Entities generate their revenues from conducting VIP gaming promotion business in casinos pursuant to the Gaming Promoter Agreements. Deterioration in the Promotion Entities’ business, financial condition and results of operations may have a material adverse effect on our business and results of operations.

Consistent with industry standards, the terms of each of the Gaming Promoter Agreements are for one year, the same term as the gaming promoter licenses of the Promoter Companies, which are subject to annual renewal. However, the Gaming Promoter Agreements may be terminated unilaterally by the casino operators at any time upon 14 days’ advance written notice to the Promotion Entities. If the Promotion Entities’ relationship with any of the casino operators deteriorates, the casino operators may terminate or decide not to renew, at their sole discretion, the respective Gaming Promoter Agreements with or without cause. Any of the above events may have a material and adverse effect on our business, financial condition and results of operations.

The operations of the Promotion Entities are also subject to significant business, economic and regulatory uncertainties and contingencies frequently encountered by businesses in competitive environments, many of which are beyond their control. The Promoter Companies are required to obtain and maintain gaming promoter licenses, which are renewed annually, to enter into the Gaming Promoter Agreements and conduct gaming promoter business in Macau. Although we have no reason to believe the renewal of the gaming promoter licenses of the Promoter Companies will not be granted, we cannot assure you that these licenses will be renewed upon expiration or at all. If any of the Promoter Companies’ gaming promoter license is terminated or not renewed, we may lose a significant part of our revenue.

If we are not able to manage these risks successfully, our business, financial condition and results of operations may be materially and adversely affected.

We are entirely dependent on our relatively limited number of VIP gaming rooms for all of our revenue and cash flow.

Our operations are currently conducted at one VIP gaming room in one casino in Macau and two casinos in Australia (no activity) that are primarily focused on VIP baccarat. Therefore, we are subject to greater risks than other gaming promoters with more VIP gaming rooms at different geographic locations. For the years ended December 31, 2014, 2015 and 2016 revenue contributed by our largest VIP Gaming Room, accounted for 37.3%, 46.1% and 53.2% of our total revenue, respectively. We closed four VIP gaming rooms at the Sands Cotai Central Casino, Galaxy Macau, StarWorld and Le Royal Arc in Macau, effective August 31, September 10, September 10, and September 29, 2016, respectively, and terminated our gaming representative agreements with King’s Gaming Promotion Ltd., Sang Heng and Sang Lung Gaming Promotion Ltd., and terminated our collaborator agreement with Mr. Lam Chou In relating to those facilities. If our VIP gaming rooms are not performing as expected or ceases operations due to termination of the Gaming Promoter Agreements or any other reason, our business, financial condition and results of operations could be materially and adversely affected. We are also more susceptible to the risk of changing VIP gaming patron tastes or preferences due to the limited scope of our business. Any negative developments in this regard could adversely affect our business, financial condition and results of operations.

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

Our profitability also depends on the proportion of VIP players that are sourced by junket agents compared to direct business players sourced by our management team, as we pay commissions to these junket agents based on the rolling chip turnover of the VIP players sourced by them, while no such commission is paid in respect of direct business players. Therefore, if the percentage of non-negotiable chips purchased by junket agents increases, our profit may decline. In 2014, 2015 and 2016, rolling chip turnover generated from direct business players accounted for 1%, 0% and 0%, of our total rolling chip turnover, respectively. Such decreasing trend may persist in the future, which will adversely affect our profitability.

Our fixed rate revenue model may limit our revenue as compared to a revenue sharing model.

Starting in January 2017, our remuneration model is a fixed rate commission of not more than 1.25% of rolling chip turnover. The fixed rate commission model is more stable and experiences less fluctuation compared to revenue sharing. Since we currently only have one gaming license, the fixed rate commission model is more appropriate. Therefore, our past performance under the revenue sharing model may not be indicative of our future results under the fixed rate commission model. However, if our liquidity is back to normal levels, we intend to move to a revenue sharing model. Under the revenue sharing model, we will share 42.5% of the net gaming wins or losses before expenses with the casino operators. The generally expected win rate for VIP baccarat, the table game played at our VIP rooms, is between 2.7% to 3.0%. Our quarterly win rates from January 1, 2011 to December 31, 2016 ranged from 2.2% to 4.2%.

We face intense competition in Macau and elsewhere.

The VIP gaming promotion business in Macau is highly competitive. As of March 31, 2017, our VIP room is located at one out of approximately 38 casinos of varying sizes in Macau and the Promotion Entity currently competes with approximately 126 other gaming promoters in Macau.

We expect competition in Macau’s VIP gaming market to increase in the near future as numerous new hotel, casino and entertainment complex projects, which are currently under construction or development, are due to open beginning in the fourth quarter of 2017. These projects are expected to include internationally recognized hotels and significant additional gaming space. Any opening of additional casinos and hotels is likely to result in a significant increase in the number of VIP gaming rooms, intensifying competition in Macau’s VIP gaming business and among VIP gaming promoters.

We also face current and prospective competition from casinos and gaming promoters located elsewhere in Asia, particularly since many countries have loosened visa restrictions on Chinese visitors. Such casinos include Genting Highlands, a major gaming and resort destination located outside of Kuala Lumpur in Malaysia, and other casinos located in the Philippines and Singapore. Certain countries, including the Republic of Korea, Singapore, Malaysia, Japan, Vietnam and Cambodia, have already legalized casino gaming while others, such as Taiwan and Thailand, may legalize gaming in the future, which could further increase regional competition. Additional competition is provided from other major gaming centers located around the world, including Australia and Las Vegas, as well as from cruise ships in Asia (many of which are based in Hong Kong) that offer gaming facilities. If we cannot compete effectively, our business, prospects and results of operations may be materially and adversely affected.

We face competition for qualified and skilled employees. We are also dependent on our key management and operating personnel.

Our business success depends, in large part, on our ability and the ability of our service provider to attract, train, motivate and retain a sufficient number of qualified and skilled employees. Macau has a relatively limited labor pool for VIP gaming operations. Our ability to seek employees from other jurisdictions is also restricted by labor quota restrictions imposed by the Macau government. In addition, many employees at the VIP gaming rooms are required to possess certain gaming-related skills, for which substantial training and experience are needed. We cannot assure you that we will be able to compete successfully for the limited supply of qualified VIP gaming related and other personnel and to recruit, train and retain a sufficient number of qualified employees for our Macau operations.

Increasing competition for a limited number of qualified employees could force us and our service provider to raise the salaries of current employees or to pay higher wages to attract new employees, which could cause labor costs to increase. If we are unable to attract and retain a sufficient number of qualified employees, or if we encounter a significant increase in labor costs due to salary increases, our ability to compete effectively with the other VIP gaming promotion participants would be hampered.

Our ability to maintain our competitive position is also dependent to a large degree on the efforts, skills and continued service of certain key management and operating personnel.

Our ability to maintain our competitive position is also dependent to a large degree on the efforts, skills and continued service of Mr. Vong Hon Kun and other key management and operating personnel such as Mr. Lou Kan Kuong and Mr. Lam Chou In. Effective August 31, 2016, Mr. Mok Chi Hung and Mr. Wong Hong Meng resigned as operating officers of the Company due to closure of the King’s Gaming VIP room. Effective September 30, 2016, Vong Veng Im resigned as operating officer of the Company due to closure of the Oriental VIP room. The loss of any of our current key management and operating personnel would likely have a material adverse effect on our business since these individuals are instrumental in marketing our VIP rooms to the junket agents and VIP players. Therefore, if these individuals, for whatever reason, were no longer able or willing to perform such services, our business and results of operations would be materially and adversely affected. Our success also depends upon our ability to attract, hire and retain qualified operating, marketing, financial and technical personnel in the future. Given the intense competition for qualified management personnel in the industry, there can be no assurance that we will be able to continue to hire or retain such key personnel. We do not maintain any key person insurance.

If we fail to maintain an effective internal control and accounting system, we may be unable to report our financial results accurately or detect and prevent fraud and criminal activities.

We dedicate a significant amount of time and effort to maintain our internal control and accounting systems. Although we review our internal control policies and procedures on an ongoing basis, we cannot assure you that we will be able to enhance and maintain our internal controls successfully, which may result in us being unable to report our financial results accurately or detect and prevent fraud and criminal activities. Effectiveness of our internal control systems and procedures may also be adversely affected by misjudgment, clerical mishandling and errors, reporting errors or our limited resources in making accurate, complete, updated evaluations. Any deficiency in our internal controls could adversely affect management’s ability to monitor, evaluate and manage our business and operations, or lead to substantial business or operational risk or inaccurate financial and regulatory reporting. Therefore, a failure to implement and maintain an effective internal control system to detect and prevent fraud and to accurately report our results could materially and adversely affect our business, financial condition and results of operations and subject us to legal or regulatory sanctions.

We face the risk of anti-social forces influencing our operations and cannot assure you that our anti-money laundering and anti-corruption policies will be effective in preventing the occurrence of money laundering or other illegal activities at our VIP rooms.

The VIP gaming promotion industry faces the risk of anti-social forces influencing its operations, including but not limited to money-laundering, terror financing and cross-border crimes. We and the casino operators have implemented anti-money laundering and anti-corruption policies in compliance with all applicable laws and regulations in Macau. For instance, pursuant to Regulation 7/2006, we obtain and retain identification documents of VIP gaming patrons when presented with transactions which are suspicious due to their nature, complexity, amounts or volume. However, we cannot assure you that such policies will be effective in preventing the VIP gaming room operations from being exploited for money laundering purposes or by other anti-social forces. Any incidents of money laundering, accusations of money laundering or association with anti-social forces, or regulatory investigations into possible money laundering or anti-social activities involving us, the casino operators or their employees or our employees, service providers, junket agents or VIP players could harm our reputation, relationship with casino operators and gaming regulators and results of operations. Any serious incidents of money laundering or regulatory investigation into money laundering or other anti-social activities could also cause a revocation or suspension of the Promotion Entities or the concessions or sub-concessions, which may cause the termination of the Gaming Promoter Agreements with the casino operator. The Gaming Inspection and Coordination Bureau (“DICJ”), who is responsible for monitoring money laundering activities in the gaming industry and oversees the activities of the concessionaires and gaming promoters, may impose other regulatory sanctions as well. If any of these happens, our business, financial condition and results of operations may be materially and adversely affected.

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

Although the casino operators have in place surveillance and security systems designed to detect cheating at the casinos, those systems may not be able to detect all such activities in time or at all. There is a possibility that VIP gaming patrons may successfully cheat at their games, particularly if VIP gaming patrons collude with the casino operators’ employees. In addition, our junket agents or other persons could, without our knowledge, enter into arrangements with VIP players to side-bet on the outcomes of the games of chance in the VIP gaming rooms, thus depriving us of revenues and in effect operating a side gaming operation at our expense. Failure to discover such schemes in a timely manner could result in losses in VIP gaming promotion operations which are borne between our Promotion Entities or and the concessionaire or sub-concessionaire. In addition, negative publicity related to such incidents could harm our reputation, thereby adversely affect our business, financial condition, results of operations and prospects.

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

Apart from equity financing, we have financed our operations primarily through cash generated from our operations, lines of credit from casinos and loans from our shareholders. We may require additional debt or equity financing in the future to maintain our business and fund future projects. Our ability to secure additional financing will depend on a variety of factors, many of which are beyond our control, including our financial performance, economic conditions of the U.S., Hong Kong, Macau and other capital markets in which we may seek to raise funds, credit availability, interest rates, other companies that may also seek funding and investors’ and lenders’ perceptions of, and demand for, debt and equity securities of companies. As a result, we cannot assure you that we will be able to access capital from external sources on satisfactory terms and conditions, or at all. If we are unable to obtain additional financing, we may not be able to maintain our business as anticipated or to fund future projects, and our business, financial condition and results of operations could be materially and adversely affected.

Our business depends on our continued access to lines of credit granted by casino operators. If the casino operator request us to repay the lines of credit immediately, it may adversely impact our business and liquidity.

We utilize lines of credit granted by casino operators to purchase non-negotiable chips from the casinos and provide them to VIP gaming patrons. As of December 31, 2016, we had lines of credit of approximately $45.4 million outstanding, including approximately $40.4 million that the Company is in default on its credit agreement after the closing of the Sang Heng and Seng Lung VIP rooms in the third quarter of 2016. As required by the casino operators, these lines of credit are personally guaranteed by the shareholders of the Promoter Companies.

On December 12, 2016, the first civil court of the Macao Special Administrative Region Court of First Instance publicly announced that Sang Heng and Sang Lung were summoned by such court to respond to a request for bankruptcy filed by Galaxy Casino in connection with its desire to liquidate Sang Heng and Sang Lung. The outstanding balance for Sang Heng and Seng Lung as of December 31, 2016 was HKD312,000,000 (approximately US$40.4 million). On March 13, 2017, the court ruled in favor of Sang Heng (the defendant) in the case. However, on the same day, the court ruled in favor of plaintiff in the Sang Lung case. Our management, upon receipt of further legal advice, filed an appeal to the Macau First Instance Court. Currently, the bankruptcy procedures will be stopped and is awaiting for Galaxy Casino’s reply for Sang Lung appeal statement.

However, if the appeal is not successful, the plaintiff may claim the relevant credits against the debtors of Sang Lung which may equal the entire default of lines of credits in the amount of $26.4 million (HKD 204.8 million).  The debtors of Sang Lung include LINU, AGRL and AERL, and the junket agents.

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

We are subject to the collection risk of our VIP gaming patrons.

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

We provided an allowance for doubtful accounts in the amount of approximately US$100,198,000 as of December 31, 2016 as a result of lengthening of the collection period as well as difficulty in collecting certain markers receivable. It is reasonably possible that our estimate of the allowance for doubtful accounts will change. During the years ended December 31, 2014 and 2015, there were no defaults by VIP gaming patrons and no provisions were made in relation to markers receivables from VIP gaming patrons.

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

Under the existing legal framework, VIP gaming promoters must report suspicious transactions within 48 hours of becoming aware of such suspicious behavior. Failure to report suspicious transactions constitutes an administrative offence. Depending on the number of suspicious transactions reported, the DICJ may at any time instruct concessionaires or sub-concessionaires to enforce stricter control of suspicious transactions reporting. We did not have suspicious transaction reported. We cannot assure you that this requirement will not be more strictly enforced in the future.

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

The concession of SJM and the sub-concession of MGM Grand Paradise Limited will expire on March 31, 2020, unless extended pursuant to certain provisions of Macau law. The concession of Galaxy Casino, S.A. (“Galaxy”), the sub-concession of Venetian Macau, S.A. (“Venetian Macau”), the concession of Wynn Resorts (Macau), S.A. (“Wynn Macau”) and the sub- concession of Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”) will expire on June 26, 2022, unless extended pursuant to certain provisions of Macau law. Upon expiration of these concessions and sub-concessions, all casinos, gaming assets and equipment and ownership rights to the casino properties in Macau will revert to the Macau government without compensation to the casinos. Moreover, beginning on June 26, 2017, the fifteenth year of the concession of Galaxy, sub-concession of Venetian Macau, the concession of Wynn Macau and the sub-concession of Melco Crown Gaming, the Macau government may exercise its right to redeem the concessions or sub-concessions by providing the concessionaires or sub-concessionaires with at least one-year prior written notice. SJM has been subject to this right of redemption of the Macau government since April 1, 2009, the seventh year of SJM’s concession. We cannot assure you that the concessionaires or sub-concessionaires will be able to renew or extend their concessions or sub-concessions on terms favorable to them or at all. If any of the concessions or sub-concessions are not renewed or extended upon their stated expiration date, or if the Macau government exercises its early redemption right, we will cease to generate any revenue from the affected casinos and our gaming promotion operations at the affected casino will cease accordingly.

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

Conducting business in Macau involves certain risks such as risks relating to changes in Macau’s and China’s political, economic and social conditions, changes in Macau governmental policies, changes in Macau laws or regulations or their interpretation, changes in exchange control regulations, potential restrictions on foreign investment and repatriation of capital, measures that may be introduced to control inflation, such as interest rate increases, and changes in the rates or method of taxation. In addition, our operations in Macau are exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. The PRC government may continue to adopt policy and regulatory measures aimed at curtailing the possibility of corruption in Macau’s gaming industry. In addition to corruption charges against many top mainland officials, the campaign has deterred high rollers from visiting Macau. Therefore, we cannot be certain that any new PRC government policies and regulatory measures will not materially and adversely affect our business, financial condition, results of operations and prospects.

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

We intend to maintain our existing VIP gaming business, based, in part, on our expectation of future visitor arrivals in Macau, particularly from China. According to the Direcçªo dos Serviços de Estatística e Censos (Statistics and Census Service) (“DSEC”), 2011, 2012, 2013 , 2014, 2015 and 2016 tourists from mainland China accounted for approximately 57.7%, 60.9%, 63.5%, 67.4%, 66.5% and 66.1%, respectively, of all visitors to Macau. Since May 2008, the Chinese government has imposed restrictions on travel to Macau and may impose further restrictions in the future. In May and July 2008, the Chinese government adjusted its visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In September 2008, it was publicly announced that mainland Chinese citizens without a Macau visa could no longer enter Macau from Hong Kong. If the number of visitors from China and elsewhere fails to increase as anticipated, we may not be able to source enough VIP gaming patrons to our VIP business and our financial condition and results of operations may be materially and adversely affected.

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

Risks Related to Our Information Technology Business and Industry

This section is related to the new business strategy to develop the Chinese information technology beginning in 2017. We plan to transform our overall strategy and begin to focus our efforts on the Chinese technology industry. As part of this new strategy, on February 7, 2017, we entered into an agreement to acquire 51% of Jia-Heng Industrial Ltd., the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”), a software technology development company that is currently developing an electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry. The acquisition was completed on February 28, 2017.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We face intense competition from Chinese Internet companies as well as from certain offline retailers and e-commerce players, including those that specialize in a limited number of product categories. We compete to:

•	attract, engage and retain consumers based on the variety and value of products and services listed on our platforms and the overall user experience of our products and services;

•	attract and retain merchants based on our size, the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions and enhance operating efficiency;

•	compete to attract and retain marketers, publishers and demand side platforms operated by agencies based on the reach and engagement of our properties, the depth of our consumer data insights and the effectiveness of our branding and marketing solutions; and

•	attract other participants of our systems based on access to business opportunities created by the large scale of economic activity on our platforms, as well as tools and technologies that help them operate and grow their businesses.

In addition, we face competition in the diversified mobile commerce industry for mobile users in China from established as well as emerging mobile commerce platforms.

Our ability to compete depends on a number of other factors as well, some of which may be out of our control, including:

•	the timely introduction and market acceptance of the services we offer, compared to those of our competitors;

•	our ability to innovate and develop new technologies;

•	our ability to maintain and enhance our position in agriculture commerce in China;

•	our ability to benefit from new business initiatives; and

•	alliances, acquisitions or consolidations within the Internet industry that may result in stronger competitors.

We face uncertainties and may fail to anticipate competitive conditions as we start our operations in China agriculture markets. If we are not able to compete effectively, the transaction on our marketplaces and the user engagement level and activity level on our platforms may decrease significantly, which could materially and adversely affect our business, financial condition and results of operations as well as our brand.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The Internet industry is characterized by rapidly changing technology, evolving industry standards, new mobile apps, protocols and technologies, new service and product introductions, new media and entertainment content — including user-generated content — and changing customer demands. Furthermore, our competitors are constantly developing innovations in Internet search, online marketing, communications, social networking, entertainment and other services, on both mobile devices and personal computers, to enhance users’ online experience. We will continue to invest in our infrastructure, research and development and other areas in order to enhance our technology and our existing products, services and content as well as to introduce new high quality products, services and content that will attract more participants to our platforms. The changes and developments taking place in our industry may also require us to reevaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling and protecting large volumes of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may result in additional expenses to us and subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of our shares. There are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the Ministry of Industry and Information Technology (“MIIT”) and the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

We intend to consistently upgrade our platforms to provide increased scale, improved performance, additional built-in functionality and additional capacity. Adopting new products and upgrading our system infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Maintaining and improving our technology infrastructure require significant levels of investment. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired quality of users’ experiences and delays in reporting accurate operating and financial information. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure in China and other countries in which we operate.

Our business depends on the performance and reliability of the Internet infrastructure in China which we operate. Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of China. We may not have access to alternative networks in the event of disruptions, failures or other problems with the Internet infrastructure in China. In addition, the Internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may significantly affect our revenues.

Our platform could be disrupted by network interruptions.

Our system depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our computer hardware are currently located in China. Although we have prepared for contingencies through redundancy measures and disaster recovery plans and also carry business interruption insurance, these preparations may not be sufficient. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our facilities and other participants in our system, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to information technology systems or computer viruses, could result in delays or interruptions to our platforms, loss of our, consumers’ and customers’ data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the merchants and other participants in our system and subject us to liability, which could materially and adversely affect our business, financial condition and results of operations.

If third-party logistics service providers used by our merchants fail to provide reliable logistics services, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

Our merchants use third-party logistics service providers to fulfill and deliver their orders. Interruptions to or failures in these third-parties’ logistics services could prevent the timely or proper delivery of products to consumers, which would harm the reputation of our marketplaces. These interruptions may be due to events that are beyond our control or the control of these logistics service providers, such as inclement weather, natural disasters, transportation disruptions or labor unrest. These logistics services could also be affected or interrupted by industry consolidation, insolvency or government shut-downs. The merchants on our marketplaces may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. We do not have agreements with logistics service providers that require them to offer services to our merchants. If the products sold on our marketplaces are not delivered in proper condition, on a timely basis or at shipping rates that marketplace participants are willing to bear, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our information technology business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our information technology business and growth. In particular, Mr. Wang Shun Yang, the founder of LiNiu Network, co-Chief Executive Officer and one of our principal shareholders since February 2017, has been crucial to the development of our culture and strategic direction.

As our information technology business develops and evolves, it may become difficult for us to continue to retain such employees. A number of our employees, including many members of management, may choose to pursue other opportunities outside of our company. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

The size and scope of our platform also require us to hire and retain a wide range of effective and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels as we expand our business and operations. Competition for talent in the PRC Internet industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China.

The future success of our business ultimately depends on consumer spending. We currently only focus on agriculture industry in China. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China, as well as economic conditions specific to online and mobile commerce.

The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. While the PRC government started easing its monetary policy in 2015, there have been signs of continuing economic slowdown in China. According to the National Bureau of Statistics of China, China’s GDP growth rate was 6.7% in 2016, down from 6.9% in 2015. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our platform. Although our financial performance is mainly affected by consumer spending, which may not be as adversely affected as other sectors of the economy, an economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on consumer spending and therefore adversely affect our business, financial condition and results of operations.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

We are likely in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our merchants, consumers, users, customers or other participants, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income. We do not carry cybersecurity insurance.

Tightening of tax compliance efforts with respect to the revenue or profit generated by our merchants could materially and adversely affect our business, financial condition and results of operations.

E-commerce in China is still developing, and the PRC government may require operators of marketplaces, such as our company, to assist in the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. A significant number of small businesses and sole proprietors operating businesses through storefronts on LiNiu Network trading platform may not have completed the required tax registration. PRC tax authorities may enforce registration requirements that target small businesses or sole proprietors on LiNiu Network trading platform and may request our assistance in these efforts. As a result, these merchants may be subject to more stringent tax compliance requirements and liabilities and their business on our marketplaces could suffer or they could decide to remove their storefronts from our marketplace rather than comply, which could in turn negatively affect us. We may also be requested by tax authorities to supply information on our merchants, such as transaction records and bank account information, and assist in the enforcement of tax regulations, including the payment and withholding obligations against our merchants, in which case, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces.

Potential heightened enforcement against participants in e-commerce transactions (including imposition of reporting or withholding obligations on operators of marketplaces with respect to value-added tax of merchants) could have a material adverse effect on our business, financial condition and results of operations.

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

If the PRC government deems that the contractual arrangements in relation to our variable interest entity do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain types of Internet businesses, such as Internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operational e-commerce) in China, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities.

While our revenue will be generated by our wholly-foreign owned enterprises through 51% interest in Jia-Heng, we provide Internet information services in China, which are critical to our business, through a PRC incorporated variable interest entity. The variable interest entity is owned by PRC citizens who are our founders, or the variable interest entity equity holders, with whom we have contractual arrangements, or the contractual arrangements. The contractual arrangements give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Our contractual arrangements may not be as effective in providing control over the variable interest entities as direct ownership.

With respect to our gaming business, current Macau laws do not allow non-Macau companies, such as us, to directly operate a gaming promotion business in Macau. Because of these restrictions, our corporate structure ensures that we do not have a direct ownership interest in the entities involved in the activities in which non-Macau companies’ participation is restricted. Consequently, our gaming promotion business is operated through certain contractual arrangements, which enable us to receive substantially all of the economic benefits and risks of the Promotion Entities and exercise effective control over the Promotion Entities. Our Macau legal advisers have advised that the corporate structure of the Promotion Entities and the contractual arrangements comply with all existing Macau laws. However, as there are uncertainties regarding the interpretation and application of Macanese laws and regulations, we cannot assure you that the Macau government will not determine that our corporate structure and the contractual arrangements do not violate Macanese laws, rules or regulations, or will not adopt any new regulations restricting non-Macau companies from being involved in the gaming promotion business through the contractual arrangements in Macau. If the applicable Macanese authorities invalidate these contractual arrangements for violation of Macanese law, they would have broad discretion to impose actions against us including: (i) revoking the Promotion Entities’ business and operation licenses; (ii) ordering us to discontinue or restrict our operations; (iii) restricting our right to collect revenues from the Prompter Companies; (iv) requiring us to restructure our operations and corporate structure in such a way as to compel us to establish new enterprises, re-apply operating licenses or relocate our business, staff or assets; (v) imposing additional conditions or requirements with which we may not be able to comply; or (vi) taking other regulatory or enforcement actions against us which could be harmful to our business, all of which in combination or isolation would adversely and materially affected our business operations or ability to consolidate the results of the Promotion Entities and substantially decrease the value of our Shares.

With respect to our information technology business, we rely on contractual arrangements with our variable interest entity to operate part of our Internet businesses in China and other businesses in which foreign investment is restricted or prohibited. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

If we had direct ownership of the variable interest entities, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the variable interest entities and the variable interest entity equity holders to perform their obligations in order to exercise our control over the variable interest entities. The variable interest entity equity holders may have conflicts of interest with us or our shareholders, and they may not act in the best interests of our company or may not perform their obligations under these contracts. For example, our variable interest entities and their respective equity holders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our websites and using our domain names and trademarks which the relevant variable interest entities have exclusive rights to use, in an acceptable manner or taking other actions that are detrimental to our interests. However, if any equity holder is uncooperative and any dispute relating to these contracts or the replacement of the equity holders remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

We are a holding company and our subsidiaries’ ability to pay dividends is dependent upon the earnings of Promotion Entities and wholly-foreign owned enterprise and distributions by its subsidiaries.

We are a holding company incorporated under the laws of the Cayman Islands. Jia-Heng is incorporated under the laws of the Cayman Islands. AGRL and New Henry Asia Pacific are incorporated under the laws of the Hong Kong Special Administrative Region. All of our gaming business operations are conducted through AGRL’s subsidiaries and its Promotion Entities. They are currently engaged in the promotion of VIP gaming rooms and are entirely dependent upon their VIP gaming rooms for all of their cash flow. Our information technology business operations are conducted through Jia-Heng and New Henry Asia Pacific’s subsidiary. LiNiu Group’s ability to pay dividends is dependent upon the earnings of our Promotion Entities and PRC VIE as well as the distributions of funds to LiNiu Group by its subsidiaries, primarily in the form of dividends. The ability of LiNiu Group’s subsidiaries to make distributions to LiNiu Group depends upon, among other things, the profits interest assigned to them. There are currently up to 12% and 10% withholding tax on dividends in Macau and China, respectively, but no withholding taxes levied on dividends in Hong Kong or the Cayman Islands. Other factors such as cash flow conditions, restrictions on distributions contained in our subsidiaries’ articles of association, withholding tax and other arrangements will also affect LiNiu Group’s subsidiaries’ ability to make distributions to it. These restrictions could reduce the amount of distributions that LiNiu Group will receive from its subsidiaries, which in turn would restrict LiNiu Group’s ability to fund operations and pay dividends on the shares.

As our subsidiaries are located outside of the United States, we will be subject to a variety of additional risks that may negatively impact our operations.

Because Jia-Heng is a Cayman Islands company and AGRL is a Hong Kong incorporated company, each of which operates through subsidiaries in the information technology business in China as well as VIP gaming promoters in Macau, we are subject to special considerations or risks associated with companies operating outside of the United States, including some or all of the following:

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

In addition, the laws of China, Hong Kong or Macau will likely govern almost all of the material agreements relating to our operations. We cannot assure you that Jia-Heng and AGRL will be able to enforce any of its material agreements or that remedies will be available in such jurisdictions. The systems of laws and the enforcement of existing laws in such jurisdictions may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Also, substantially all of our assets will be located outside of the United States and most of our officers and directors reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under U.S. federal securities laws.

Our officers and directors have significant influence over us and their interests may differ from those of the public shareholders.

As of April 24, 2017, our officers and directors hold 38.2% of the total outstanding shares of our Company. As a result of their substantial equity and voting interests, our officers and directors will, when acting together, have significant influence in, among other things, the election of a majority of our directors, including the collective ability to nominate directors; the appointment and change of our management; our legal and capital structure; and our day-to-day operations. They also enact influence over approving material mergers, acquisitions, dispositions and other business combinations, as well as approving any other material transactions and financings. These actions may be taken in many cases without the approval of the independent non-executive directors or other shareholders and the interests of our officers and directors may conflict with the interests of the public shareholders.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of our income and our subsidiaries during our 2015 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2015 taxable year, there can be no assurance in respect to our PFIC status for our 2015 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2016) taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

Risks Related to Doing Business in the People’s Republic of China

This section is related to the new business strategy to develop the Chinese information technology beginning in 2017.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our Chinese information technology business are conducted in the PRC and substantially all of our revenue from LiNiu Network is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity. While the PRC government started easing its monetary policy in 2015, there have been signs of continuing economic slowdown in China. Any prolonged slowdown in the Chinese economy could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Our Chinese information technology business are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China and on remittances, including loans, from the variable interest entities in China to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our variable interest entity and on remittances, including loans, from the variable interest entities, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our variable interest entity incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances, including loans, to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of the variable interest entities to make remittance to the wholly-foreign owned enterprises to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may become subject to PRC taxation.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Similarly, any gain realized on the transfer of shares of a resident enterprise by such investors is also subject to PRC tax at a current rate of 10%, subject to any exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized by the investors from the transfer of our ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and to claim foreign tax credit if applicable. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is “LiNiu Technology Group.” We are a Cayman Islands exempted company. Our principal place of business is located at Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau, telephone number 852-2111-9220. Founded in February 2, 2010, we acquired all of the outstanding capital stock of AGRL, a Hong Kong company that, through “profit interest agreements” between its subsidiaries and affiliated companies known as Promotion Entities, receive the profit streams from gaming operations conducted by the Promotion Entities. In connection with the acquisition, we changed our name from “CS China Acquisition Corp.” to “Asia Entertainment & Resources, Ltd.” Prior to our acquisition of AGRL, we had no operating business. On September 30, 2013, we changed our name from “Asia Entertainment & Resources, Ltd.” to “Iao Kun Group Holding Company Limited.” In connection with acquisition of LiNiu Network, we changed our name from “Iao Kun Group Holding Company Limited” to “LiNiu Technology Group” as disclosed in our Form 6-K filed with the SEC on April 26, 2017.

During the third quarter of 2016, we closed four VIP gaming rooms at the Sands Cotai Central Casino, Galaxy Macau, StarWorld and Le Royal Arc in Macau and terminated our gaming representative agreements with King’s Gaming, Sang Heng and Sang Lung, and terminated our collaborator agreement with Mr. Lam Chou In relating to those facilities, as the current Rolling Chip Turnover volume did not warrant the operation of any VIP gaming rooms. Our current Macau VIP gaming operation is in Altira Complex and provides remuneration at a pre-determined fixed rate commission. We have been focusing our efforts on the collection of our outstanding markers receivable and expect to continue those efforts in the near-term. We will not be actively extending credit to our clients and therefore we expect business volume to be minimal. Starting in January 2017, Bao Li Gaming temporary relocated its operations to Altira Complex.

We plan to transform our overall strategy and begin to focus our efforts on the Chinese technology industry. As part of this new strategy, on February 7, 2017, we entered into an agreement to acquire 51% of Jia-Heng Industrial Ltd., the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”), a software technology development company that is currently developing an electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry. The acquisition was completed on February 28, 2017.

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

The Acquisition

Acquisition of Chinese agriculture trading platform

On February 7, 2017, we entered into a stock purchase agreement (the “Purchase Agreement”) with Ripe Wisdom Ltd and Twinkle Business Ltd (the “sellers”) to acquire a 51% equity interest in Jia-Heng Industrial Ltd. (“Jia-Heng”), a Cayman Islands company and the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”). LiNiu Network is a software technology development company that is currently developing an electronic Business to Customer (“B2C”), Customer to Customer (“C2C”) and Online to Offline (“O2O”) trading platform focused on the Chinese agricultural industry.

As consideration for the acquisition, we issued 12,484,000 ordinary shares upon the closing of the transaction contemplated by the Purchase Agreement. In addition, pursuant to a profit guarantee agreement (the “Profit Guarantee Agreement”) between the Company, LiNiu Network and Mr. Wang Shun Yang, the owner of Liu Network, we will make certain cash payments to the sellers only if after tax profit based on PRC Accounting Standards for Business Enterprise for LiNiu Network is equal to or in excess of the profit after-tax specified in the table below.

Year	After tax profit	Cash payment
2017	RMB20 million (US$2.9 million)	RMB5,412,000 (US$0.8 million)
2018	RMB80 million (US$11.6 million)	RMB21,648,000 (US$3.1 million)
2019	RMB300 million (US$43.6 million)	RMB81,182,000 (US$11.8 million)
2020	RMB500 million (US$72.7 million)	RMB135,303,000 (US$19.7 million)
2021	RMB700 million (US$101.7 million)	RMB189,425,860 (US$27.5 million)
Total	RMB1.6 billion (US$232.6 million)	RMB432,970,860 (US$62.9 million)

The after tax profit targets will be reviewed yearly and in aggregate at the end of the fifth year. For example, if the aggregate after-tax income target is met after the fifth year, the aggregate cash payment will be approximately $62.9 million, even if all of the other after-tax profit targets from 2017-2020 were not met. As a counterexample, if the after-tax income targets for 2017 and 2018 are met and the targets from 2019, 2020 and 2021 are not met (with the aggregate after-tax income also under the target of approximately $232.6 million, then the current owners of LiNiu Network would only receive the cash payments for 2017 and 2018 (a total of $3.9 million).

The acquisition of a 51% equity interest in Jia-Heng was completed on February 28, 2017.

Upon the completion of the acquisition and effective March 1, 2017, Mr. Lam Chou In, our Chief Operating Officer, was promoted to co-Chief Executive Officer (“co-CEO”), responsible for the Macau gaming business. In addition, effective March 1, 2017, Mr. Wang Shun Yang was appointed as co-CEO and as a director, and will be responsible for LINU’s Chinese technology industry development. Finally, effective March 1, 2017, Mr. Fong Weng Nam was appointed as LINU’s new Chairman of the Board of Directors.

In connection with the closing, Mr. Lam Man Pou resigned as Chairman and a director of our Board of Directors, and Mr. Vong Hon Kun  resigned as CEO and a director of our Board of Directors. Both Mr. Lam and Mr. Vong will remain as Chief Marketing Officer and Chief Operating Officer of LINU, respectively.

B.	Business Overview

THE MACAU GAMING INDUSTRY

Overview

Macau is a Special Administrative Region of the PRC located on the Pearl River Delta on the southern border of Guangdong Province, one of China’s wealthiest and most urbanized provinces. It is approximately an hour away via high-speed ferry from Hong Kong, a tourism hub in Asia, and home to China’s only approved casino gaming region. Macau attracts visitors from Guangdong Province, which had a population of over 108 million in 2016, and from the rest of China, Taiwan, Japan, South Korea, Thailand, Malaysia, Singapore, Indonesia, India and the Philippines, which are all within a five hour flight from Macau and together with Hong Kong had a combined population of over 3.5 billion in 2016.

According to the DSEC, visitors to Macau from mainland China and Hong Kong accounted for 66.1% and 20.7%, respectively, of arrivals in 2016. Total visitors to Macau from China grew at a CAGR of 4.5% from 2009 to 2016. Macau’s proximity to major population centers in Asia enhances its appeal as a popular gaming destination for foreign tourists. International visitation levels have also experienced rapid growth from 2003 to 2016.

We believe that Macau is the world’s largest and fastest growing gaming market in terms of gross gaming revenues. It is currently the only location in Greater China to offer legalized casino gaming. According to the DICJ, the Macau market generated US$27.9 billion in gross gaming revenues in 2016, a 3.4% decrease from 2015.

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

Macau Mass Gaming Market

Since the granting of new concessions in 2002 and the Chinese government’s implementation of the Facilitated Individual Travel Scheme (“FITS”) by the Macau government, Macau’s gaming industry has witnessed significant growth in mass market casino gaming operations. However, most mass market gaming patrons are not high-stakes gaming patrons. Mass market gaming patrons’ desire to visit casinos may be influenced by a number of factors, such as the variety and quality of services and amenities offered, the ambience, promotions and diversity of games in the casinos, the location of and ease of transportation to the casinos, and the presence of other attractions and gaming-related facilities. Visits to casinos by mass market gaming patrons may also be negatively affected by a worsening economic environment.

The following table summarizes certain information about Macau and its gaming market from 2009 to 2016:

	2009	2010	2011	2012	2013	2014	2015	2016	2009– 2016 CAGR

Macau
Gross gaming revenues (1) (in millions of US$)	14,951	23,536	33,407	38,094	45,153	44,010	28,909	27,918	8.2%
VIP baccarat gross gaming revenues (in millions of US$)	9,999	16,951	24,460	26,410	29,855	26,609	16,012	14,879	5.1%
Number of gaming tables (2)	4,770	4,791	5,302	5,485	5,750	5,711	5,957	6,287	3.5%

Total visitation (million) (3)	21.8	25.0	28.0	28.1	29.3	31.5	30.7	30.9	4.5%

Sources: The DICJ and the DSEC

Notes:

(1)	Excluding revenues derived from non-casino related gaming activities such as horse racing, greyhound racing, Chinese lottery, instant lottery and sports lottery.

(2)	As at December 31, of each of the years presented.

(3)	Visitor arrivals have excluded non-resident workers and students, but included arrivals at the Trans Border Industrial Park.

Concessionaires and Sub-Concessionaires

Six entities are currently authorized to operate casinos in Macau as either concessionaires or sub-concessionaires:

Concessionaires:

•	Sociedade de Jogos de Macau, S.A. (“SJM”);

•	Galaxy Casino, S.A. (“Galaxy”); and

•	Wynn Resorts (Macau), S.A. (“Wynn Macau”).

Sub-Concessionaires:

•	Venetian Macau, S.A. (“Venetian Macau”);

•	Melco PBL Gaming (Macau) Limited (“Melco PBL”); and

•	MGM Grand Paradise Limited (“MGM Grand Paradise”).

These concessionaires and sub-concessionaires have committed to invest in Macau pursuant to their respective concession and sub-concession contracts in order to develop projects such as casinos, hotels, convention facilities and facilities for retailing, dining, entertainment and recreation. We believe that the substantial financial commitment by the concessionaires and sub-concessionaires will stimulate further revenue growth in Macau’s gaming and tourism industries.

As at December 31, 2016, SJM operated 20 of the 38 casinos in Macau, Galaxy operated 6 casinos, Venetian Macau operated 5 casinos, Melco PBL operated 4 casinos, Wynn Macau operated 2 casino and MGM Grand Paradise operated 1 casino (Source: DICJ).

Galaxy was awarded a gaming concession in 2002 and opened its six casinos between 2004 and 2012. Galaxy entered into a sub-concession with Venetian Macau in December 2002. Venetian Macau currently operates five casinos in Macau, which opened in 2004, 2007, 2008, 2012 and 2016.

Wynn Macau was also awarded a concession in 2002 and opened its casino in 2006 and 2016. Wynn Macau entered into a sub-concession with Melco PBL in 2006. Melco PBL operates four casinos, of which its latest, the City of Dreams project located on the Cotai Strip, opened in 2009, and the others opened in 2007, 2008 and 2015.

SJM was awarded its concession in March 2002 and currently operates 20 casinos. SJM entered into a sub-concession with MGM Grand Paradise on April 19, 2005. MGM Grand Paradise opened its casino in December 2007.

With the development of Macau’s gaming market, some of the concessionaires and sub-concessionaires have increased their investments in gaming and gaming-related facilities. For example, construction on Macau Studio City resumed in 2012 and the resort opened in fourth quarter of 2015. The Galaxy Macau Phase 2 opened in mid-2015 and Phases 3 and 4 are expected to open in 2017. MGM Grand Paradise’s second property in Macau, the first in Cotai, made significant headway in February 2013 and is now expected to open in 2017 and in October 2012, the Macau government awarded a land grant to SJM in Cotai, and construction on this property is expected to be completed in 2017.

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

VIP Gaming Promotion in Macau

Unlike in Las Vegas, the gaming promoter system in Macau developed to promote VIP gaming operations. A VIP gaming room is an individual room within a casino specifically designed and designated for VIP room gaming patrons’ usage only. A VIP gaming room has its own cage, which functions as a financial vehicle between the casino and the VIP gaming promoter. All properties of the VIP gaming room belong to the casino, the dealers and the gaming managers are employees of the casino, and the gaming operations of a VIP gaming room are run by the casino. In effect, only the marketing efforts have been contracted out to the VIP gaming promoters, which efforts include the making of loans to agents and collaborators. Unlike in Las Vegas, in Macau, it is this VIP room gaming segment, not the mass market, that is driving the growth of its gaming industry. For 2016, VIP gaming operations in Macau amounted to $14.9 billion or 53.3% of the gross revenue from casino games.

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

Compensation Methods

Commissions paid to VIP gaming promoters are calculated on a monthly basis. Generally, the different compensation methods provide VIP gaming promoters with the ability to diversify their commission base to balance short-term volatility. Starting in January 2017, our remuneration model is a fixed rate commission of not more than 1.25% of rolling chip turnover. The fixed rate commission model is more stable and experiences less fluctuation compared to revenue sharing. Since we currently only have one gaming license, the fixed rate commission model is more appropriate. If our liquidity is back to normal levels, we intend to move to a revenue sharing model.

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

OUR GAMING OPERATIONS

We operate through wholly owned subsidiaries that were incorporated in the British Virgin Islands. The principal business activities of the subsidiaries are to hold profit interest agreements with the Promotion Entities that assign the profit streams from the gaming related businesses of the Promotion Entities to the subsidiaries. We currently only have one active subsidiary, which is listed below.

Subsidiary	Date of Incorporation
Jubilee Dynasty Ltd. ( Jubilee Dynasty )	May 18, 2012

Jubilee Dynasty is a party to a profit interest agreement with Bao Li.

The major shareholders and management of the Company’s VIP gaming promoters are members of LINU’s management team who operate the VIP gaming promoters for the benefit of LINU. These individuals, Messrs. Lam Man Pou, Vong Hon Kun and Lou Kan Kuong have extensive experience in the gaming business and long personal and business relationships among each other, some beginning as early as 1990. See the section entitled “Information About the Directors and Executive Officers” under Item 6.A. herein.

The following companies are the Promotion Entities:

VIP Gaming Promotion Entities	Date Formed	Location	Subsidiary holds 100% of Profit Interest	Effective date of profit interest agreement

Sang Heng Gaming Promotion Company Limited ( Sang Heng )**	March 28, 2007	Star World Hotel and Casino Downtown Macau	Kasino Fortune	February 2, 2010

King’s Gaming Promotion Ltd. ( King’s Gaming )**	April 15, 2008	Sands Cotai Central Cotai, Macau	Billion Boom	November 10, 2010

Sang Lung Gaming Promotion Company Limited ( Sang Lung )**	March 28, 2011	Galaxy Macau Resort, Macau	Super Number	May 15, 2011

Bao Li Gaming Promotion Ltd. ( Bao Li )**	November 3, 2009	City of Dreams Hotel & Casino Cotai, Macau	Jubilee Dynasty	September 1, 2012

Mr. Lam Chou In (Collaborator) ***		Le Royal Arc Casino Downtown, Macau	Frontier Champion	July 1, 2013

Mr. Lou Kan Kuong (Crown Australia Junket Operator) ****		Crown Perth Casino in Perth, Australia and Crown Melbourne Casino in Melbourne, Australia	Sino Hero and Yuwang	May 16, 2015

** This is a Promoter Company in Macau.

*** According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and register with the Gaming Inspection and Coordination Bureau of the Macau SAR.

**** On May 15, 2015, the Company entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou” or the “Crown Australia Junket Operator”) promotion activities at the Crown Perth Casino in Perth, Australia and at the Crown Melbourne Casino in Melbourne, Australia with the consideration of $200 in total. Mr. Lou, who is currently an officer of LiNiu Group, entered into agreements to act as a junket operator for the above two casinos on June 24, 2013. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian casinos as a related party transaction. The Company entered into the agreement to expand to overseas markets for its existing agent network in Macau.

To carry out their promotional activities, our VIP gaming promoters have a team of over 1,550 junket agents who have direct relationships with VIP gaming patrons, a significant percentage of whom are mainland Chinese nationals. Junket agents compete among themselves for VIP gaming patrons primarily through personal service. The VIP gaming promoter pays commissions to its junket agents based on the rolling chip turnover of each individual junket agent.

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which total expenses for Pak Si’s services were approximately $2,886,000, $4,798,000 and $7,157,000 during the years ended December 31, 2016, 2015 and 2014, respectively. Overall fees for services provided by Pak Si have been reduced as a result of the direct hire of employees by us as well as reduced volumes of business in our VIP Gaming Rooms.

Upon closure of four VIP rooms in the third quarter of 2016, we terminated all the management agreements with Pak Si as of September 2016.

Our VIP gaming rooms are primarily focused on high-stakes baccarat. In 2016, baccarat accounted for approximately 87.7% of total Macau casino winnings. From September 2012 to December 2016, our VIP gaming promoters at the Galaxy Star World Hotel Casino, Galaxy Macau Resort, and Venetian Resort Hotel in Macau have been paid on a revenue sharing model pursuant to which they receive a percentage of gaming wins before expenses; if there are losses during the relevant period, the Promotion Entities will reimburse the casino operators and L’Arc Promoter in accordance with the gaming promoter agreement and collaborator agreement respectively. Our VIP gaming promoters’ quarterly gross win rate as a percentage of rolling chips turnover has ranged between approximately 2.2% and 4.2% for the period from January 1, 2011 to December 31, 2016. However, starting from year 2017, our current remuneration model is a fixed rate commission of not more than 1.25% of rolling chip turnover.

Profit Interest Agreements

Current Macau laws do not allow non-Macau companies such as LINU to directly operate a gaming promotion business in Macau. Consequently, LINU’s gaming promotion business is operated through a series of contractual arrangements, including profits interest agreements, that enable LINU to receive substantially all of the economic benefits of our Promotion Entities and exercise effective control over those Promotion Entities.

Pursuant to these arrangements, each promotion entity enters into an agreement with the casino operator or a gaming promoter to promote a VIP gaming room in the casino. These agreements provide that each of the promotion entities receives a commission of the type described above. Each of the promotion entities then enters into a profit interest agreement with a LINU subsidiary, providing for the assignment to the subsidiary of 100% of the profits derived by the promotion entity from its operation of the VIP gaming room. Sang Heng, King’s Gaming, Sang Lung, Bao Li Gaming, L’Arc Collaborator and Crown Australia Junket Operator profit interest agreements to which the LINU subsidiaries are party provided that the assignments were effective on February 2, 2010 (the date of the consummation of our acquisition of AGRL), November 1, 2010, July 1, 2011, September 1, 2012, July 1, 2013 and May 15, 2015, respectively. Except for the Bao Li Gaming profit interest agreements, all others are currently inactive.

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

Our Strategies and Future Plans

Our goal is to become one of the leading e-commerce trading platforms in China and well known VIP gaming promoters in Macau by implementing the following strategies:

•	increasing active buyers through geographic expansion, improved customer experience and new product and service categories;

•	enhancing the success of merchants, brands and other businesses on our platforms with data-driven marketing services, integrated online and offline distribution channels;

•	continuing to be an innovator in products and technology as well as a disrupter of business models and existing industry value chains; and

•	maintaining the high value VIP gaming patrons by providing quality services.

Marketing

We employ a variety of methods to attract potential merchants and consumers, paying members, online marketers and other system participants and to promote our brands. We intend to build our reputation and awareness of our brand and platforms in China through the most cost-efficient marketing channel.

For gaming business, we will offer competitive commission and value-added services to VIP gaming patrons.

GAMING GOVERNMENT REGULATION

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

Environmental Regulations

All organizations in Macau have to comply with the environmental principles of the environmental protection policy according to the Macau Ordinance, namely in respect of noise, pollution and construction nuisance. We do not believe that it is in violation of any environmental laws.

Labor and Safety Regulations

Pursuant to Macau laws and regulations, Macau employers must register their employees under the mandatory Social Security Fund, make social security contributions for each of its employees and contract insurance to protect the rights and interests of their employees in the event of working accident and/or professional disease. LINU believes that it is in compliance with all such regulations.

New Smoking Regulations in Macau

The Macau Legislative Assembly has approved a new Smoking Prevention and Tobacco Control law. Under this new law, smoking is not permitted on casino premises except for a separated area of up to 50% of the casino which is open to the public and complies with other requirements to be determined. Casinos had to comply with the smoking ban by January 1, 2013.

THE CHINESE AGRICULTURE TRADING PLATFORM INDUSTRY (STARTING FROM YEAR 2017)

Overview

We plan to transform our overall strategy and focus our efforts going forward on the Chinese technology industry. As part of this new strategy, in February 2017, we have entered into an agreement to acquire 51% of Jia-Heng Industrial Ltd., the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”), a software technology development company that is currently developing an electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry. LiNiu Network, through the electronic business platform to comprehensive integration of the “three rural” ecological system with the “product + service” business model, such as agricultural production information, production factors, production tools and agricultural sideline products, to cover all areas of “three rural”. In addition, it contains the information of education, health care, ecotourism, agricultural finance, insurance, agricultural technology, agricultural market information and so on to form a powerful e-commerce platform to serve the “three rural” industry with all-round services.

Population of Rural areas

According to the National Bureau of Statistics of China as of December 31, 2015, China had a population of 1.4 billion of which the agricultural population accounted for more than 900 million. Their access to goods and services is highly constrained by geographic and infrastructural limitations. The GDP of the agricultural industry was approximately US$847.6 billion, accounting for about 10% of China’s GDP. We aim to give rural residents greater access to a broader variety of higher quality goods and services through our LiNiu Network trading platform. At the same time, we help farmers earn more by selling agricultural products directly to urban consumers.

Revenue model

LiNiu Network earns commission income from the transactions through it trading platform. The commission rate ranges from 1% to 12% depending on the value of the products. LiNiu Network also receives advertisement income from the merchants. In addition, there is interest income received from the guarantee deposit deposited by the merchants.

Competition

We face competition principally from established Chinese Internet companies, such as Taobo, Baidu and their respective affiliates, as well as from certain offline retailers and vertical e-commerce players, including those that specialize in a limited number of categories. These competitors generate significant traffic and have established brand recognition, significant technological capabilities and significant financial resources. The areas in which we compete include:

•	Consumers — We compete to attract, engage and retain consumers based on the variety and value of products and services listed on our trading platform and the overall user experience of our products and services.

•	Merchants and Brands — We compete to attract and retain merchants based on the size and the engagement of consumers on our platforms, the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions and enhance operating efficiency.

•	Talent — We compete for motivated and effective talent and personnel, including engineers and product developers to build compelling apps, tools and functions for all participants in our ecosystem.

INFORMATION TECHNOLOGY GOVERNMENT REGULATION

Our online and mobile commerce businesses are classified as value-added telecommunication businesses by the PRC government. Current PRC laws, rules and regulations generally restrict foreign ownership in value-added telecommunication services. As a result, we operate our online and mobile commerce businesses and other businesses in which foreign investment is restricted or prohibited through variable interest entities, each of which is owned by PRC citizens or by PRC entities owned by PRC citizens, and holds all licenses associated with these businesses.

The applicable PRC laws, rules and regulations governing value-added telecommunication services may change in the future. We may be required to obtain additional approvals, licenses and permits and to comply with any new regulatory requirements adopted from time to time. Moreover, substantial uncertainties exist with respect to the interpretation and implementation of these PRC laws, rules and regulations.

Regulation of Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest version of which came into effect on April 10, 2015, was promulgated and recently amended by the MOFCOM and the National Development and Reform Commission and governs investment activities in the PRC by foreign investors. The Catalogue divides industries into three categories — “encouraged,” “restricted,” and “prohibited” for foreign investment. Industries not listed in the Catalogue are generally deemed as falling into a fourth category, “permitted.” However, industries such as value-added telecommunication services, including Internet information services, are restricted from foreign investment. Guangzhou LiNiu Network Technology Co., Ltd mainly engaged in software development which fall into the encouraged or permitted category under the latest Catalogue. LiNiu Network has obtained all material approvals required for its business operations.

Industries such as value-added telecommunication services, including Internet information services, are generally restricted to foreign investment pursuant to the latest Catalogue. We conduct business operations that are restricted or prohibited to foreign investment through our variable interest entities.

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, which embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation.

Regulation of Internet Information Services

As a subsector of the telecommunications industry, Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, promulgated on September 25, 2000 by the State Council and amended on January 8, 2011. “Internet information services” are defined as services that provide information to online users through the Internet. Internet information services providers, also called Internet content providers, or ICPs, that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

To the extent the Internet information services provided relate to certain matters, including news, publication, education or medical and healthcare (including pharmaceutical products and medical equipment), approvals must also be obtained from the relevant industry regulators in accordance with the laws, rules and regulations governing those industries.

Regulation of Advertising Services

The principal regulations governing advertising businesses in China are:

•	the Advertising Law of the PRC (2015, as amended); and

•	the Advertising Administrative Regulations (1987).

These laws, rules and regulations require companies such as ours that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAIC or its local branches.

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements.

Advertisers, advertising operators and advertising distributors, including the businesses that certain of the variable interest entities operate, are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute are true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

Regulation of Online and Mobile Commerce

China’s online and mobile commerce industry is at an early stage of development and there are few PRC laws, regulations or rules specifically regulating this industry. The SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services on May 31, 2010 and replaced those measures with the Administrative Measures for Online Trading on January 26, 2014, which became effective on March 15, 2014. The SAIC also issued the Opinions on Strengthening the Administration of Online Group Buying Operations on March 12, 2012 to subject group buying website operators to the foregoing measures, especially those relating to marketplace platform service providers. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms.

These newly issued measures impose more stringent requirements and obligations on the online trading or service operators as well as the marketplace platform providers. Where the marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. Since the promulgation of the Administrative Measures for Online Trading, the SAIC has issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations. The SAIC continues to consider and issue guidelines and implementing rules, and we expect that there will be further development of regulation in this industry.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council, the Ministry of Culture and the General Administration of Press and Publication. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content which is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise State security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove such content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

Regulations on Internet Publication

The General Administration of Press and Publication, or the GAPP, is responsible for nationwide supervision and administration of publishing activities in China. On June 27, 2002, the GAPP and the MIIT jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. Pursuant to the Internet Publication Measures, any entity engaged in Internet publishing activities must obtain the Internet Publication License from the GAPP before conducting any Internet publication activities. The term “Internet publication” is defined as Internet transmission activity by which Internet information service providers publish on the Internet or transmit to end-users via the Internet works that they or others have created, after selection and editing, for browsing, reading, use or downloading by the general public. The works in question primarily include (i) content that has already been published formally, such as books, newspapers, periodicals, audio/video products and electronic publications, or that has been made public via other media; and (ii) edited works of literature and art or works concerning natural science, social science, engineering or other topics.

On February 4, 2016, the General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT, and the MIIT jointly promulgated the Online Publication Service Administration Rules, or the Online Publication Rules, which took effect on March 10, 2016 and replaced the Internet Publication Measures. Pursuant to the Online Publication Rules, an online publication service provider must obtain the Online Publication Service License from the GAPPRFT. The term “online publication service” is defined as the provision of online publications to the public through information networks. The term “online publications” defined as digital works characteristic of publishing such as editing, production or processing provided to the public through information networks, and primarily include:

•	original digital works such as texts, pictures, maps, games, cartoons and audio-visual reading materials in the fields of literature, art, science, etc., which are of knowledge or ideology;

•	digital works, the content of which is the same as that of books, newspapers, periodicals, electronic publication, etc., which have already been published;

•	digital works such as online document databases formed by way of selecting, compiling or collecting the abovementioned works; and

•	other types of digital works determined by the GAPPRFT.

The Online Publication Rules expressly prohibit the foreign invested enterprises from providing online publication services. In addition, if an online publication service provider intends to cooperate for an online publication services project with foreign invested enterprises, overseas organizations or overseas individuals, it must report to the GAPPRFT and obtain an approval in advance. Also, the online publication service provider is prohibited from lending, leasing, selling or otherwise transferring the Online Publication Service License, or to allow any other online information service provider to provide online publication services in its name.

Regulations on Internet Drug Information Service

The State Food and Drug Administration, or the SFDA, promulgated the Administrative Measures on Internet Drug Information Service in July 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for Internet drug information services. An ICP service operator that provides information regarding drugs or medical equipment must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level counterpart of the SFDA.

Regulations on Internet News Publication

Publishing and disseminating news through the Internet are highly regulated in the PRC. On November 7, 2000, the State Council Information Office, or SCIO, and the MIIT jointly promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Publication Business, or Internet News Measures. These measures require an ICP operator (other than a government authorized news unit) to obtain the approval from SCIO to publish news on its website or disseminate news through the Internet. Furthermore, any disseminated news is required to be obtained from government-approved sources based on contracts between the ICP operator and these sources. The copies of such contracts must be filed with relevant government authorities.

On September 25, 2005, the SCIO and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the SCIO, subject to annual inspection under the new provisions. These Provisions also provide that no Internet news information service organizations may take the form of a foreign invested enterprise, whether jointly or wholly owned by the foreign investment, and no cooperation between Internet news information service organizations and foreign invested enterprise is allowed before the SCIO completes the security evaluation.

Regulation of Internet Security

The Decision in Relation to Protection of the Internet Security enacted by the Standing Committee of the National People’s Congress of China on December 28, 2000 provides that the following activities conducted through the Internet are subject to criminal punishment:

•	gaining improper entry into a computer or system of strategic importance;

•	disseminating politically disruptive information or obscenities;

•	leaking State secrets;

•	spreading false commercial information; or

•	infringing intellectual property rights.

The Administrative Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibit the use of the Internet in a manner that would result in the leakage of State secrets or the spread of socially destabilizing content. The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by Ministry of Public Security require all ICPs to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Under these measures, the value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

The Communication Network Security Protection Administrative Measures, which was promulgated by the MIIT on January 21, 2010, require that all communication network operators including telecommunications services providers and Internet domain name service providers divide their own communication networks into units. Such communication network units shall be rated in accordance with degree of damage to national security, economic operation, social order and public interest assuming such units is damaged. The communication network operators must file the division and ratings of their communication network with MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 (approximately $4,300) in case such violation is not duly rectified.

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the National People’s Congress Standing Committee promulgated the New National Security Law which took effect on the same date replaced the former National Security Law promulgated in 1993. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the New National Security Law will be implemented in practice.

Regulation of Privacy Protection

Under the ICP Measures, ICPs are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC security authorities for such acts, and may be ordered to suspend temporarily their services or have their licenses revoked.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, ICPs are also prohibited from collecting any user personal information or providing any such information to third parties without the consent of a user. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013 contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

The PRC government retains the power and authority to order ICPs to provide an Internet user’s personal information if such user posts any prohibited content or engages in any illegal activities through the Internet.

Regulation of Consumer Protection

Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, and the Administrative Measures for Online Trading, both of which have provided stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. To ensure that merchants and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by merchants and service providers, and report any violations by such merchants or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the merchant or manufacturer. In addition, platform service providers may be jointly and severally liable with merchants and manufacturers if they are aware or should be aware that the merchant or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation of Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, providing fraudulent discounted price information, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law or other rules or regulations on pricing may subject business operators to administrative sanctions such as warning, orders to cease unlawful activities, payment of compensation to consumers, confiscation of illegal gains, and/or fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. Merchants on LiNiu Network undertake the primary obligation under the Pricing Law. However, in some cases, we have been and may in the future be held liable and be subject to fines or other penalties if the authorities determine that, as the platform operator, our guidance for platform-wide promotional activities resulted in unlawful pricing activities by the merchants on our platforms or if the pricing information we provided for platform-wide promotional activities was determined to be untrue or misleading.

Regulation of Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Name. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation of Anti-counterfeiting

According to the Trademark Law of the PRC, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement of the exclusive right to use a registered trademark. The infringing party will be ordered to cease infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for damages suffered by the owner of the intellectual property rights, which will be equal to the gains obtained by the infringing party or the losses suffered by such owner as a result of the infringement, including reasonable expenses incurred by such owner in connection with enforcing its rights.

Under the Tort Liability Law of the PRC, an Internet service provider may be subject to joint liability if it is aware that an Internet user is infringing upon the intellectual property rights of others through its Internet services, such as selling counterfeit products, and fails to take necessary measures to stop that activity. If an Internet service provider receives a notice from an infringed party regarding an infringement, the Internet service provider is required to take certain measures, including deleting, blocking and unlinking the infringing content, in a timely manner.

In addition, under the Administrative Measures for Online Trading issued by the SAIC on January 26, 2014, as an operator of an online trading platform, we must adopt measures to ensure safe online transactions, protect consumers’ rights and prevent trademark infringement.

Tax Regulations

PRC Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law generally imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a 2-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years, while entities qualified as Key Software Enterprises can enjoy a preferential EIT rate of 10%.

PRC Business Tax and Value-Added Tax

Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014 and March 2016, the Ministry of Finance and the State Administration of Taxation promulgated Circular 37, Circular 106, Circular 43 and Circular 36 to further expand the scope of services which are to be subject to Value-Added Tax, or VAT, instead of business tax. Pursuant to these tax rules, from August 1, 2013, a VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. A VAT rate of 6% applies to revenue derived from the provision of certain services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. Accordingly, although the 6% VAT rate is higher than the previously applicable 5% business tax rate, no materially different tax cost to us has resulted nor do we expect to result from the replacement of the business tax with a VAT on our services.

Regulation of dividend distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Chinese-foreign Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations. In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Funds, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Anti-Terrorism Law

The PRC Anti-Terrorism Law, which was promulgated on December 27, 2015 and came into effect on January 1, 2016, imposes obligations on telecommunication business operators and Internet service providers to provide technical interfaces and technical assistance in decryption and other efforts to public and national security authorities in terrorism prevention and investigation. Also, the Anti-Terrorism Law requires Internet service providers to implement network security and information and content monitoring systems and adopt technical security measures to prevent the dissemination of information containing terrorist or extremist content. Once such content is detected, Internet service providers shall cease the transmission of the information, keep the relevant records, delete the information and report to public and national security bodies. In addition, the Anti-Terrorism Law requires telecommunication business operators and Internet service providers to verify the identity of their clients, and to not provide services to anyone whose identity is unclear or who declines to verify his/her identity. However, the Anti-Terrorism Law does not further specify the required verification measures. Since the Anti-Terrorism Law was promulgated recently, there exist substantial uncertainties with respect to its interpretation and implementation by governmental authorities.

SEASONALITY

Our gaming and Chinese information technology operating results fluctuate from month to month as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotional shopping activities we conduct. Typically, these include holiday periods in China, such as the New Year, the National Day, the Labour Day and the Mid-Autumn Festival.

LEGAL PROCEEDINGS

On December 12, 2016, the first civil court of the Macao Special Administrative Region Court of First Instance publicly announced that Sang Heng and Sang Lung were summoned by such court to respond to a request for bankruptcy filed by Galaxy Casino in connection with its desire to liquidate Sang Heng. The outstanding balance for Sang Heng and Seng Lung as of December 31, 2016 was HKD312,000,000 (approximately US$40.4 million). On March 13, 2017, the court ruled in favor of Sang Heng (the defendant) in the case. However, on the same day, the court ruled in favor of plaintiff in the Sang Lung case. Our management, upon receipt of further legal advice, filed an appeal to the Macau First Instance Court. Currently, the bankruptcy procedures will be stopped and is awaiting for Galaxy Casino’s reply for Sang Lung appeal statement.

However, if the appeal is not successful, the plaintiff may claim the relevant credits against the debtors of Sang Lung which may equal the entire default of lines of credits in the amount of $26.4 million (HKD 204.8 million).  The debtors of Sang Lung include LINU, AGRL and AERL,Co. and the junket agents.

On February 22, 2017, the Company received a notice that Caro Capital LLC filed a complaint against the Company in the Southern District of Florida, United States. The Plaintiff has made claims for a service fee of $328,000 plus interest. On March 20, 2017, the Company filed an answer denying the claims and a counterclaim that asserts claims against Caro Capital LLC.

The Company believes these actions commenced by Caro Capital are without merit and will vigorously defend the Company against them.  Management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of these actions.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, certain of which would be covered by insurance. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

C.	Organizational Structure

The following diagram illustrates our corporate structure and the relationships with VIEs that are currently active:

LINU
Ripe Wisdom Ltd
Twinkle Business Ltd
25%
24%
100%
51%
Asia Gaming & Resort Limited (Hong Kong)
Jia Hang Industrial Co. Ltd (Cayman Island)
Jubilee Dynasty Ltd.* (BVI)
100%
New Henry Asia Pacific (CH) Group Ltd (Hong Kong)
Bao Li Gaming Promotion Ltd.**
Outside China
Inside China
Mr. Wang Shun Yang
Mr. Luo Guo Rui
100%
50%
50%
Fengshuo (Guangzhou) Computer Technology Co., Ltd (China)
VIE agreement
Gangzhou LiNiu Network Technology Company Limited (China)

*	There are other six inactive BVI companies to hold the VIE agreement
**	Bao Li Gaming Promotion Limited is treated as VIE of LINU, its financial results is consolidated into the Group’s financial statements.

D.	Property, plant and equipment

We lease an office suite located at Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau, which we use for our administrative offices. Rent is approximately $1,800 per month.

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

OVERVIEW

We are a Cayman Islands company listed on the NASDAQ. We conduct VIP gaming promotion business at VIP gaming rooms located in major casinos in Macau through the Promotion Entities in Macau. The principal business activities of our subsidiaries are to hold profit interest agreements with the Promotion Entities that confer upon us the right to enjoy all the economic benefits of the Promotion Entities, and exercise effective control over the structure, the underlying assets and net worth of the Promotion Entities. We have generated revenue by sharing a pre-determined percentage of the net gaming win/loss as well as receiving a pre-determined fixed rate commission of not more than 1.25% of the rolling chip turnover in the VIP Rooms from the respective casino operators in Macau. Virtually all of the Promotion Entities’ revenue is ultimately generated by VIP players who are brought to the VIP Rooms by our management team and junket agents.

As a cost-cutting measure, we closed four VIP gaming rooms at the Sands Cotai Central Casino, Galaxy Macau, StarWorld and Le Royal Arc in Macau, effective August 31, September 10, September 10, and September 29, 2016, respectively, and terminated our gaming representative agreements with King’s Gaming Promotion Ltd., Sang Heng and Sang Lung Gaming Promotion Ltd and terminated our collaborator agreement with Mr. Lam Chou In relating to those facilities, as the current Rolling Chip Turnover volume did not warrant the operation of any VIP gaming rooms. Our current Macau VIP gaming operation is in Altira Complex and provide remuneration at pre-determined fixed rate commission. We have been focusing our efforts on the collection of our outstanding markers receivable and expect to continue those efforts in the near-term. We will not be actively extending credit to our clients and therefore we expects business volume to be minimal. Starting in January 2017, Bao Li Gaming temporarily relocated its operations to Altira Complex.

We plan to transform our overall strategy and begin to focus our efforts on the Chinese technology industry. As part of this new strategy, on February 7, 2017, we entered into an agreement to acquire 51% of Jia-Heng Industrial Ltd., the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”), a software technology development company that is currently developing an electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry. The acquisition was completed on February 28, 2017.

BASIS OF PRESENTATION

The Financial Information has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for annual financial reporting.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(All figures are in thousands except earnings (loss) per share)

Statements of operations data

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014

Revenue	$32,367	$105,002	$233,823
Expenses
Commission to junket agents	(26,570)	(76,980)	(188,448)
Selling, general and administrative expenses	(14,213)	(18,352)	(26,506)
Special rolling tax	(241)	(642)	(1,663)
Impairment of goodwill	-	(17,757)	-
Amortization of intangible assets	(8,136)	(16,369)	(16,365)
Restructuring charges	(518)	-	-
Impairment of intangible assets	(97,280)	-	-
Bad debts	(100,392)	-	-
Operating (loss) income before change in fair value of contingent consideration	(214,983)	(25,098)	841
Change in Fair value of Contingent Consideration for the acquisitions	-	30,216	(60,919)
Net (loss) income before tax	(214,983)	5,118	(60,078)
Income tax expense	-	-	-
Net (loss) income for the year attributable to Ordinary Shareholders	(214,983)	5,118	(60,078)
Other comprehensive (loss) income after tax	(331)	89	65
Total comprehensive (loss) income for the year attributable to Ordinary Shareholders	$(215,314)	$5,207	$(60,013)
Net (loss) earnings per share
Basic	$(3.41)	$0.08	$(0.99)
Diluted	$(3.41)	$0.08	$(0.99)

Balance sheet data

	December 31,	December 31,
	2016	2015

Current assets	$2,576	$176,853
Non-current assets	$74,901	$105,888
Current liabilities	$75,346	$64,996
Total shareholders’ equity	$2,131	$217,745

Cash flow data

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014

Net cash (used in) provided by operating activities	$(11,456)	$29,883	$60,602
Net cash provided by (used in) investing activities	14	(3)	(291)
Net cash provided by (used) in financing activities	8,395	(37,966)	(56,929)
Net (decrease) increase in cash and cash equivalents	$(3,047)	$(8,086)	$3,382

SIGNIFICANT FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Macau’s gaming and tourism markets

Our business is and will be influenced most significantly by the growth or decline of the gaming and tourism markets in Macau. Rapid growth in the Macau gaming market commenced with the decision to grant new gaming concessions by the Macau Government in late 2001, and this growth has been facilitated by a number of drivers and initiatives which include, among others, favorable population demographics and economic growth across each of our Asian tourism source markets, substantial capital investment made by concessionaires in the development of branded and diversified destination resort properties, and the demonstrated commitment by central and local governments to improve or develop infrastructure connecting Macau with the rest of greater China. From 2008 to 2013, gross gaming revenues in Macau increased at a compound annual growth rate (“CAGR”) of 26.93%; decreased by 2.5% from 2013 to 2014; significantly decreased by 34.3% from 2014 to 2015; and further decreased by 3.3% from 2015 to 2016, according to the Gaming Inspection and Coordination Bureau (“DICJ”). The number of hotel guests staying in Macau increased at a CAGR of 4.45% from 2008 to 2016, according to the Directhe dos ServiSer de Estatstatip e Censos (Statistics and Census Service) (“DSEC”). In 2011, 2012, 2013, 2014, 2015 and 2016, gross gaming revenues in Macau was approximately US$33.4 billion, US$38.0 billion, US$45.2 billion, US$44.1 billion, US$28.9 billion and US$27.9 billion, respectively, according to the DICJ. In the years ended December 31, 2011, 2012, 2013, 2014, 2015 and 2016, the total number of hotel guests staying in Macau was approximately 12.9 million, 13.6 million, 14.3 million, 14.6 million, 14.3 million and 15.7 million, respectively, according to the DSEC.

The total number of visitors to Macau increased at a CAGR of 3.39% from 2008 to 2016 according to the DSEC. From 2011 to 2016, there were approximately 28.0 million, 28.1 million, 29.3 million, 31.5 million, 30.7 million and 30.9 million visitors to Macau, respectively, according to the DSEC. A majority of these visitors come from Greater China. Starting in the first quarter of 2015, the number of visitors to Macau, particularly visitors from China’s Guangdong province (where most of our visitors come from), began to decline due to the tightening of Chinese government policies and regulatory factors, such as visa restrictions and restrictions on credit card usage, which also greatly impacted the overall gross gaming revenues in Macau.

According to the DICJ, gross gaming revenues in Macau increased by 13.4% from 2011 to 2012, increased by 18.6% from 2012 to 2013, decreased by 2.5% from 2013 to 2014, significantly decreased by 34.3% from 2014 to 2015, and further decreased by 3.3% from 2015 to 2016, primarily due to the decline in revenue (as a percentage of total gross gaming revenue) of VIP baccarat since 2012, which accounted for 73.2%, 69.3%, 66.1%, 60.5%, 55.4% and 53.3% of total gross gaming revenue in Macau in 2011, 2012, 2013, 2014, 2015 and 2016, respectively. Such decline was primarily a result of slower economic growth in parts of mainland China, the on-going anti-corruption campaign in mainland China, as well as the continued tightening of government policies (including visa restrictions and restrictions on credit card usage) by the Chinese government in recent years. The continued economic slowdown in mainland China will likely adversely affect the Macau gaming industry and our results of operations.

Rules and regulation changes in Macau and China

Our business is and will be influenced by changes in Macau governmental policies, changes in Macau laws or regulations or their interpretation, and changes in the rates or method of taxation etc. In addition, our operations in Macau are exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. In 2016, DICJ imposed a new policy to ban proxy betting which resulted in lower operating results and future expectations. The PRC government may continue to adopt policy and regulatory measures aimed at curtailing the possibility of corruption in Macau’s gaming industry. In addition to corruption charges against many top mainland officials, the campaign has deterred high rollers from visiting Macau. Therefore, the PRC government’s anti-corruption policies and regulatory measures will materially and adversely affect our business, financial condition, results of operations and prospects.

Our credit extension policies

The availability of cage capital and our credit extension policies have significant impact on our revenue. Our cage capital mainly consists of lines of credit from casino operators and temporary credit from certain shareholders.

In light of the decreasing trend of VIP baccarat, as well as the slower growth of China’s economy, the on-going anti-corruption campaign and the continued tightening of government policies in recent years, we have adopted a prudent approach in the extension of gaming credit since May 2012 by (i) tightening gaming credit to VIP gaming patrons; and (ii) taking steps to closely monitor the collection of outstanding markers. As a result, our total rolling chip turnover since 2012 was adversely impacted. Starting in the second quarter of 2016, we have experienced a lengthening of the collection period as well as difficulty in collecting certain markers receivable. Accordingly, the Company will not be actively extending credit to its agents and therefore it expects business volume to be reduced. As of December 31, 2016, the Company provided an allowance for doubtful accounts related to markers receivable amounting to US$100.2 million.

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

On August 31, September 10, September 10 and September 29, 2016, respectively, we decided to close King’s Gaming, Sang Heng, Sang Lung and Oriental VIP rooms as a cost-cutting measure. The closure of King’s Gaming, Sang Heng, Sang Lung and Oriental VIP rooms may lead to a decrease in revenue and profit margin but it will also generate cost savings in the future. Starting in January 2017, Bao Li Gaming temporarily relocated its operations to Altira Complex.

Our revenue model

Macau

Starting in January 2017, our remuneration model is a fixed rate commission of not more than 1.25% of rolling chip turnover. The Company believes the fixed rate commission model is more stable and experiences less fluctuation compared to a revenue sharing model. Since the Company currently only have one gaming license, we believe the fixed rate commission model is more appropriate.

We may resume Bao Li VIP room with a revenue sharing model if its liquidity is back to normal levels, which will share 42.5% of the net gaming win/loss before expenses with the casino operator in Macau.

Our operating results from September 2012 to December 2016 are under the revenue sharing model and directly correlate with the win/loss rate in the VIP Rooms and are therefore subject to greater fluctuation as compared to a fixed rate commission model. As a result, our results may be materially affected by the win/loss variances in the VIP Rooms and may not be indicative of our future performance. Under the revenue sharing model, our revenue as a percentage of rolling chip turnover changed from 1.26% in 2011, to 1.30% in 2012, 1.39% in 2013, 1.41% in 2014, 1.63% in 2015 and to 1.34% in 2016. According to Union Gaming, the generally expected win rate for VIP baccarat, the table game played at the VIP Rooms, is between 2.7% to 3.0% and our quarterly win rates under normal operations from January 1, 2011 to December 31, 2016 ranged from 2.18% to 4.19%.

By adopting a revenue sharing model from September 2012 to December 2016, we have increased commission payments to non-credit agents and have allowed super-agents to participate in sharing our overall win/loss, which contributed to an overall higher percentage of commissions paid to junket agents in relation to rolling chip turnover.

Australia

On May 15, 2015, we entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou”) for acting as a junket operator for the Crown Perth Casino in Perth, Australia and for the Crown Melbourne Casino in Melbourne, Australia for $200 of consideration in total. Mr. Lou, who is currently an officer of LINU, entered into agreements to act as a junket operator for the above two Casinos on June 24, 2013. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian Casinos as a related party transaction. We entered into the agreement to expand to overseas markets for our existing agent network. During the year ended December 31, 2016 and 2015, there is no profit or loss generated from the Australia business. Management does not expect any income will be generated from the Australia junket business in the future.

Hong Kong Stock Exchange Listing

During 2014, the Hong Kong Stock Exchange decided to no longer proceed with their review of our listing application and consequentially the Company has elected not to continue with the application process at that time. With such a decision the management of the Company can allocate its resources to explore further business expansion opportunities in order to maximize the shareholders’ return in due course.

Goodwill Impairment

Goodwill is recorded when the purchase price for an acquisition exceeds the estimated fair value of the net tangible and identified intangible assets acquired. Prior to the year ended December 31, 2016, the Company had only one reporting unit which is the gaming promotion business mainly located in Macau.

The Company has adjusted the rolling chip turnover guidance to reflect the decline in revenue of the VIP gaming business in Macau. During the year ended December 31, 2015, the Company has been actively exploring alternatives to diversify the source of revenue in overseas markets. These results, along with changes in the competitive marketplace led to a shift in strategic direction and reduced future revenue and profitability expectations for the business. As a result of these changes in strategy and expectations, the Company forecasted reductions in rolling chip turnover growth rates and lower future cash flows used to estimate the fair value of the business unit, which resulted in full impairment charge for goodwill recorded in the consolidated financial statements for the year ended December 31, 2015.

Impairment of Intangible assets

Finite-lived intangible assets are carried at cost and are amortized over their estimated useful lives on a straight-line basis. During the second quarter of 2016, the Company reassessed the outlook of its VIP rooms operations and evaluated the potential impairment of intangible assets which were originally purchased from King’s Gaming in 2010, Bao Li Gaming in 2012 and Oriental VIP room in 2013. These impairment assessments were triggered by the following:

•	the continuing significant decline in rolling chip turnover and lower profit margin during six months period in 2016;

•	the DICJ banned the proxy betting effective on May 9, 2016; and

•	with the expiration of the earnout arrangement with Bao Li Gaming and Oriental VIP room on December 31, 2015 and June 30, 2016, respectively, the responsible officers have less incentive to continue to develop the agent network in Macau and can terminate the employment agreement anytime with the Company by providing one month’s notice. The non-compete agreement contains a 10-year restricted period from the termination of employment, however, the restriction of non-compete activities does not extend to the jurisdictions where the Company does not have business.

In accordance with ASC 360, the Company recorded an impairment loss of US$97,279,517 to revalue and fully write down intangible assets. Based on current period performance, the Company projected revenue, gross margin, operating expenses and earning/loss to estimate future cash flows. The Company measured the amount of impairment by which the carrying value of the intangible assets, non-compete agreement and profit interest agreement exceeded their estimated fair values determined by the estimated future discounted cash flows.

Refer to Note 5, Intangible assets, of the Notes to the Consolidated Financial Statements, for further information.

Our failure to meet the continued listing requirements of NASDAQ could result in a delisting of our common stock

If we fail to satisfy the continued listing requirements of NASDAQ, such as the minimum closing bid price requirement, NASDAQ may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair our stockholders’ ability to sell or purchase our common stock when they wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirement.

On September 13, 2016, the Company received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market indicating that the Company is not incompliance with the minimum bid price requirement if $1.00 per share set forth in Nasdaq Listing Rule 5450 (a)(1). The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the 30 consecutive business days ended September 12, 2016, the Company did not meet this requirement. The Company was provided a 180 day period in which to regain compliance, which period expired on March 13, 2017. The Company did not regain compliance during this period.

Effective March 14, 2017, the Company transferred the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market and, accordingly, Nasdaq provided the Company an additional 180 days, or until September 11, 2017, to regain compliance, subject to the Company effecting a reverse stock split during the second 180 days if necessary to cure the deficiency. If at any time during the additional 180 day period the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, the Company will receive a written confirmation of compliance from Nasdaq and the matter will be closed.

At present, the Company will work to regain compliance during the second 180 day compliance period and will actively monitor its performance with respect to the listing standards.

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

Allowance for doubtful accounts to marker receivables

The Company regularly evaluates the allowance for uncollectible marker receivables based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. We recognize an allowance for doubtful accounts in an amount equal to anticipated future write-offs. Effective on May 9, 2016, the Gaming Inspection and Coordination Bureau (“DICJ”) banned the proxy betting which resulted in shifting the gaming revenue outside of Macau. This policy lead to change the preference and playing pattern of the customers/players. This results in the agents shifting their customers/players to play outside Macau. This eventually affected the liquidity and cash flow of the agents which in turn affected our collectability. Based on the management’s assessment of markers receivable collectability considering factors such as subsequent payment, nationality of junket agent, recent rolling record, past collection experience and fluctuation in the outstanding balance in the subsequent period, the Company provided an allowance for doubtful debts in the amount of approximately US$100,198,000 as of December 31, 2016 as a result of the lengthening of the collection period as well as difficulty in collecting certain markers receivable. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. As of December 31, 2015, there is no allowance for markers receivable and all marker receivables at that date were collected in 2016.

Long-Lived Assets and Impairment

Long-lived assets other than goodwill are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset’s estimated future cash flows (undiscounted and without interest charges). If the sum of the estimated future cash flows is less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset’s estimated fair value, which is based on estimated discounted cash flows. We recognize an impairment loss if the amount of the asset’s carrying value exceeds the asset’s estimated fair value. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of that asset.

The assumptions and estimates used to determine future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our forecasts for future expansion development.

For the annual impairment assessment in 2016, considering the continuing significant decline in rolling chip turnover and lower profit margin during the first half of 2016, we performed the first step of intangible assets impairment test and determined and concluded that the carrying value of our reporting unit exceeded the estimated fair value. As of June 30, 2016, we have completed our annual impairment assessments and concluded that intangible assets was impaired.

Goodwill and Impairment

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

On a quarterly basis, Management evaluates contingent purchase price liability for each acquisition assuming probability-weighted gross profit or rolling chip turnover targets are achieved over the earn-out period. The Company also utilizes the Monte Carlo Method to determine the average simulated share prices which are used to determine the estimated contingent liabilities for shares to be earned. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Company’s statement of operations and financial position in the period of change in estimate.  Fluctuations in the market value of the Company’s Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings. Contingent purchase price liability is described in Note 10, 11 and 12 of the Notes to Consolidated Financial Statements.

CERTAIN STATEMENTS OF OPERATIONS ITEMS

Revenue from VIP gaming promotion operations

Our source of revenue is primarily commissions received from the casino operators and the L’Arc Promoter from VIP gaming promotion operations in Macau. We also received a small amount of service revenue which is disbursement income from junket agents for providing transportation, accommodation, food and beverage and other complimentary services to them starting in 2013. The profits derived from our VIP gaming promotion operations depend on the gaming volumes and win rate in the VIP Rooms. Revenue from VIP gaming promotion operations in Macau is recorded based on our share of the gaming win/loss.

Commission to junket agents

We pay commissions to junket agents typically based on their rolling chip turnover. We implemented a super-agent program in September 2012 which allowed certain non-credit agents to participate in sharing overall win/loss with us in addition to receiving a fixed rate commission. During the years ended December 31, 2016, 2015 and 2014, the junket agents who participated in such super-agent program received more commissions than they would have under the fixed rate commission model.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of legal and professional fees, management salaries and director fees, management fees associated with the administration of the VIP gaming rooms, staff costs (excluding directors’ remuneration), VIP room operating costs and other expenses.

The following table sets out the breakdown of our selling, general and administrative expenses for the periods indicated. (All figures are in $ thousands).

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014

Legal and professional fees	$1,875	$1,125	$1,324
Management salaries and director fees	2,179	2,440	2,776
Management fees	2,886	4,798	7,157
Staff costs excluding directors’ remuneration	3,194	3,994	2,309
VIP room operating costs	52	2,402	5,205
Other (1)	1,731	3,431	4,698
Interest expenses on default of credit line	2,296	-	-
Hong Kong Listing Expenses	-	162	3,037
Total	$14,213	$18,352	$26,506

Note:

(1)	Other mainly includes entertainment expenses, investor relations fees, advertising expenses and overseas travelling expenses by management.

Changes in the Management and Board of Directors

•	Fong Weng Nam was appointed to the Board of Directors and serve as Chairman of the Board effective as of March 1, 2017.

•	Wang Shun Yang was appointed Co-Chief Executive Officer of LINU and was appointed to the Board of Directors effective as of March 1, 2017.

•	Lam Chou In, formerly an Operating Officer of LINU, was promoted to Chief Operating Officer of LINU and was appointed to the Board of Directors effective as of May 1, 2015. On March 1, 2017, Mr. Lam was promoted to Co-Chief Executive Officer and remains a director of LINU.

•	Lam Man Pou resigned as a director and Chairman of the Board effective as of March 1, 2017. Mr. Lam remains as Chief Marketing Officer of LINU.

•	Vong Hon Kun, formerly the Chief Operating Officer of LINU, was promoted to Chief Executive Officer of LINU, and remains a director of LINU effective as of May 1, 2015. On March 1, 2017, Mr. Vong resigned as Chief Executive Officer and a director of LINU. Mr. Vong remains as Chief Operating Officer of LINU.

•	So Hin Lung was appointed to LINU’s Board of Directors as an independent director and is serving on LINU’s Audit and Nominating Committees effective October 16, 2016.

•	On May 1, 2016, Kwok Chi Chung was appointed to LINU’s Board of Directors as an independent director and is serving on LINU’s Audit and Nominating Committees. Mr. Kwok resigned in October 15, 2016.

RESULTS OF OPERATIONS

For the Year Ended December 31, 2016 Compared to the year ended December 31, 2015

The following table sets forth certain information regarding our results of operations for the year ended December 31, 2016 and 2015 (all figures are in $ thousands except ratios and percentages).

	Year Ended December 31, 2016	Year Ended December 31, 2015	% change from 2015 to 2016
Revenue from VIP gaming promotion	$32,367	$105,002	(69)%

Commission to junket agents	$26,569	$76,980	(65)%

Selling, general and administrative expenses	$14,213	$18,352	(23)%

Operating loss before change in fair value of contingent consideration	$(214,983)	$(25,098)	757%

Percentage of operating loss before change in fair value of contingent consideration/Revenue from VIP gaming promotion	(664.20)%	(23.90)%

Non-GAAP Financial Results

The following Non-GAAP financial results for the year ended December 31, 2016 and 2015 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets, impairment of goodwill and intangible assets and change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures).

	Year Ended December 31, 2016	Year Ended December 31, 2015	% change from 2015 to 2016
Non-GAAP (loss) income before amortization of intangible assets, impairment of goodwill and intangible assets and change in fair value of contingent consideration	$(109,567)	$9,029	(1,314)%

Percentage of Non-GAAP (loss) income before amortization of intangible assets, impairment of goodwill and intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	(338.51)%	8.6%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount non-negotiable chips exchanged by VIP gaming patrons. Bets are wagered with ’‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ’‘cash’’ chips. If a player continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the changes in revenue, expenses and income in comparison to the change in gaming volume which investors and management use to assess the operating efficiencies of the Promotion Entities.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the year ended December 31, 2016 and 2015 (all figures are in $ thousands except for ratios and percentages).

	Year Ended December 31, 2016	Year Ended December 31, 2015	% change from 2015 to 2016
Rolling Chip Turnover	$2,412,651	$6,422,339	(62.4)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.34%	1.63%	(17.9)%

Commission to junket agents/Rolling Chip Turnover	1.10%	1.20%	(8.1)%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.21%	0.43%	(49.9)%

Selling, general and administrative expenses/Rolling Chip Turnover	0.59%	0.29%	106.2%

Operating loss before change in fair value of contingent consideration/Rolling Chip Turnover	(8.91)%	(0.39)%	2,180.2%

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2013 to December 31, 2016:

Period	Win Rate %

Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%
Q1 2014	3.60%
Q2 2014	2.18%
Q3 2014	2.51%
Q4 2014	3.95%
Q1 2015	4.19%
Q2 2015	2.73%
Q3 2015	3.91%
Q4 2015	3.42%
Q1 2016	3.28%
Q2 2016	2.69%
Q3 2016	2.60%
Q4 2016	0.00%

Revenue from VIP gaming promotion operations was US$32.4 million for the year ended December 31, 2016, as compared to US$105.0 million for the year ended December 31, 2015, representing a decrease of 69.0%. Revenue as a percentage of rolling chip turnover decreased from 1.63% for the year ended December 31, 2015 to 1.34% in 2016, representing a decrease of 17.9%. Such decreases were primarily a result of low rolling chip turnover and low win rate for the year ended December 31, 2016: (1) a decrease in the rolling chip turnover since May 2016 and no rolling chip turnover from September 2016; and (2) a decrease in revenue due to a low win rate of 2.96% which is within the statistical average win rate range, compared to a win rate of 3.59% for the year ended December 31, 2015. In addition, the reduction in amounts of gaming credit we made available to VIP gaming patrons adversely impacted the growth in our total rolling chip turnover since 2012.

During 2016, we experienced a continuing significant decrease in our Rolling Chip Turnover compared to 2015. Our Rolling Chip Turnover was $2.4 billion and $6.4 billion in 2016 and 2015, respectively, a 62.4% decrease. Our Rolling Chip Turnover was significantly impacted by:

•	potential players being deterred by a variety of factors including increased oversight of credit cards that many gamblers use to access funds in Macau;

•	a lack of demand from high rollers and fewer visits to Macau primarily due to anti-corruption enforcement by the PRC government;

•	our tightening policy to provide gaming credit as a result of lengthened collection periods on certain markers;

•	the DICJ banned the proxy betting;

•	On August 31, September 10 and September 29, 2016, respectively, we closed King’s Gaming, Sang Heng, Sang Lung and Oriental VIP rooms as cost cutting measures; and

•	Bao Li VIP room did not have business volume in fourth quarter 2016 as we concentrated on the collection of markers receivable.

The commissions paid to junket agents decreased by US$50.4 million, or 65%, to US$26.5 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015, primarily as a result of significantly lower Rolling Chip Turnover compared to the prior period. The commissions paid to junket agents as a percentage of rolling chip turnover was 1.20% for the year ended December 31, 2015, down to 1.10% for the year ended December 31, 2016, a decrease of 8.1%. We have offered competitive commission rates along with the VIP gaming industry in Macau and to compensate our junket agents for no longer providing any complimentary hotel and casino services to them, as well as higher commissions paid to non-credit agents and super-agents. The decrease in the commissions paid to junket agents as a percentage of Rolling Chip Turnover was primarily due to the closure of four VIP rooms and maintaining minimal business volume.

Selling, general and administrative expenses decreased by US$4.1 million, or 23%, to US$14.2 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015. VIP gaming room operating costs and other costs decreased by US$2.4 million during the year ended December 31, 2016 as a result of the reduced number of junket agents and VIP players visiting Macau and no longer paying the monthly table rental to L’Arc casino since September 2015. A decrease in management fees of US$1.9 million due to directly hiring employees to reduce our reliance on Pak Si and our monthly management fees have been reduced accordingly. The Company terminated the management agreement with Pak Si since September 2016. This is offset by an increase in legal and professional fees of US$0.7 million as a result of due diligence fees incurred for an acquisition project in South Korea, however its share purchase agreement lapsed as of September 30, 2016. As a result of no longer pursuing a listing on the Hong Kong Stock Exchange, no listing expenses were incurred for the year ended December 31, 2016 compared to US$0.2 million recorded for the year ended December 31, 2015.

The special rolling tax decreased by US$0.4 million, or 62%, to US$0.2 million for the year ended December 31, 2016 from the year ended December 31, 2015 as a result of the decrease in rolling chip turnover. The percentage of the special rolling tax to revenue from VIP gaming promotion remained consistent in a range of 0.6% to 0.7% for the years ended December 31, 2016 and 2015.

We performed an assessment to test our goodwill for impairment as of June 30, 2015 and determined that the goodwill was fully impaired as of June 30, 2015 and recorded an impairment charge of US$17.8 million during the year ended December 31, 2015.

The intangible assets were fully impaired in the amount of US$97.3 million in the second quarter of 2016. Amortization of intangible assets for the years ended December 31, 2016 and 2015 was US$8.1 million and US$16.4 million, respectively.

Restructuring charges for the year ended December 31, 2016 were US$0.5 million. The restructuring charges were severance costs due to the closure of four VIP rooms in the third quarter of 2016. There were no restructuring charges for the year ended December 31, 2015.

Bad debts for the year ended December 31, 2016 was US$100.4 million due to the proxy betting banning policy affecting the liquidity of the agents and longer collection time. There were no bad debts for the year ended December 31, 2015 as there is no such proxy betting banning policy affecting the liquidity of the agents and all marker receivables at that date were collected.

Operating loss before change in the fair value of contingent consideration payables was US$214.9 million for the year ended December 31, 2016, as compared to operating loss before change in the fair value of contingent consideration payables of US$25.1 million for the year ended December 31, 2015, representing an increase in net loss of 757%, primarily as a result of increase in provision for doubtful accounts and impairment of intangible assets.

There was no fair value of the contingent consideration liability in respect of the Oriental VIP Room Acquisition because the actual result of the Oriental VIP room did not meet the base earnout rolling chip target as of June 30, 2016 and the agreement expired on June 30, 2016. Bao Li Gaming met its last rolling chip target for the year ended December 31, 2015 and the agreement expired as of December 31, 2015. There was no fair value change of the contingent consideration payable in respect of the King’s Gaming acquisition for the year ended December 31, 2016 as the forecasted gross profit level of King’s Gaming resulted in no additional earn-out shares expected to be earned by the King’s Gaming seller. Comparatively, there was a fair value gain of the contingent consideration in respect of the Bao Li Acquisition and Oriental VIP Room Acquisition of US$30.2 million for the year ended December 31, 2015. As required by U.S. GAAP, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position.

As a result of the above, we had a net loss of US$214.9 million for the year ended December 31, 2016 compared to a net income of US$5.1 million for the year ended December 31, 2015.

Basic and diluted loss per share for the year ended December 31, 2016 was US$3.41 based upon the weighted average share count of 63,103,781.

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

Non-GAAP Financial Results

The following Non-GAAP financial results for the years ended December 31, 2015 and 2014 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures).

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

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount non-negotiable chips exchanged by VIP gaming patrons. Bets are wagered with ’‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ’‘cash’’ chips. If a player continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the changes in revenue, expenses and income in comparison to the change in gaming volume which investors and management use to assess the operating efficiencies of the Promotion Entities.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the years ended December 31, 2015 and 2014 (all figures are in $ thousands except for ratios and percentages).

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

As a result of the above, we had net income of US$5.1 million for the year ended December 31, 2015 compared to a net loss of $60.1 million for the year ended December 31, 2014.

Basic and diluted earnings per share for the year ended December 31, 2015 was US$0.08 based upon the weighted average share counts of 62,116,749 and 62,292,834, respectively.

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (loss) (operating income before amortization of intangible assets, impairment of goodwill and intangible assets and change in fair value of contingent consideration) and Non-GAAP Earnings (Loss) per share differs from Earnings (Loss) per share based on net income (loss) because it does not include amortization of intangible assets, impairment of goodwill and intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income (loss) and earnings (loss) per share should not be considered an alternative to, or more meaningful than, net income (loss) and earnings (loss) per share as determined in accordance with GAAP.   The following is a reconciliation of our net income (loss) to Non-GAAP income (loss) and GAAP earnings (loss) per share to our Non-GAAP earnings (loss) per share:

	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014

Net (Loss) income attributable to ordinary shareholders	$(214,982,812)	$5,117,769	$(60,077,935)

Amortization of intangible assets	8,136,369	16,369,467	16,365,034

Impairment of goodwill	-	17,757,113	-

Impairment of intangible assets	97,279,517	-	-

Change in fair value of contingent consideration	-	(30,215,735)	60,918,569

Non-GAAP (loss) income (before amortization of intangible assets, impairment of goodwill and intangible assets and change in fair value of contingent consideration)	$(109,566,926)	$9,028,614	$17,205,668

Weighted Average Shares Outstanding

Basic	63,103,781	62,116,749	60,781,915
Diluted	63,103,781	62,292,834	61,002,086

	For the Year Ended December 31, 2016		For the Year Ended December 31, 2015		For the Year Ended December 31, 2014
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted

Net (Loss) income per share attributable to ordinary shareholders	$(3.41)	$(3.41)	$0.08	$0.08	$(0.99)	$(0.99)

Amortization of intangible assets	0.13	0.13	0.26	0.26	0.27	0.27

Impairment of goodwill	-	-	0.29	0.29	-	-

Impairment of intangible assets	1.54	1.54	-	-	-	-

Change in fair value of contingent consideration	-	-	(0.49)	(0.49)	1.00	1.00

Non-GAAP (Loss) Income per share (before amortization of intangible assets, impairment of goodwill and intangible assets and change in fair value of contingent consideration)	$(1.74)	$(1.74)	$0.14	$0.14	$0.28	$0.28

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

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2016, our total available cage capital was US$74.7 million, consisting of markers receivable of US$74.6 million and cash and cash chips on hand of US$0.07 million.

As of December 31, 2016, we had a total cash and cash equivalents balance of US$0.07 million, compared to cash and cash equivalents of US$3.0 million as of December 31, 2015. The decrease is mainly as a result of decreased in operating profit and decreased in available credit lines from casino operators by closure of VIP rooms. Our credit risk is primarily attributable to markers receivable. Our rolling chip turnover will be reduced as a result of reduced available cage capital extended to our VIP gaming patrons. As a result, our gaming revenue from the Casino Operators and our net operating income will also be reduced.

As of December 31, 2016, we had interest free loans from shareholders of US$11.7 million which are temporary credit and were extended to us from time to time as part of our cage capital to meet additional gaming credit demand by our VIP gaming patrons. The interest free loans from shareholders may not be available in the future.

In March 2013, the Board of Directors established the 2013 Repurchase Plan, which authorized us to purchase up to four million shares on the open market at prices to be determined by our management. During the year ended December 31, 2013, we repurchased an aggregate of 732,900 shares for an aggregate purchase price of US$2.3 million pursuant to the 2013 Repurchase Plan. During the year ended December 31, 2014, we repurchased an aggregate of 1,415,300 shares for an aggregate purchase price of US$4.2 million pursuant to the 2013 Repurchase Plan. The shares repurchased under the 2013 Repurchase Plan were retired and the purchase price was allocated to ordinary shares and additional paid in capital. There were no shares repurchased during the years ended December 31, 2016 and 2015. The 2013 Repurchase Plan remains effective until terminated by our officers, who are authorized to discontinue such plan at any time in their discretion.

As discussed in Note 14 to the consolidated financial statements included in this report, the Company has experienced a continued decrease in revenue and working capital in 2016 and had an accumulated deficit of approximately US$131.6 million as of December 31, 2016. In the third quarter of 2016, the Company is in default on its credit agreements with Galaxy Casino Company after the closing of the Seng Heng and Seng Lung VIP rooms. The Company believes that the current lack of liquidity resulted primarily from the lengthening of the collection period as well as difficulty in collecting certain markers receivable. Management has taken several actions to attempt to enable the Company to have adequate resources for operations, including an ongoing strategic review of the operations in Macau and the closure of four VIP rooms in the third quarter of 2016 as cost-cutting measures. For the gaming business operations, management will take action to accelerate the collection of markers receivable and continue negotiating with the casino operators on the payment schedule for the outstanding lines of credit. There can be no assurance that these events will happen. If one or both of these do not occur or the Company’s business strategy is not successful in addressing its current financial issues, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements included in this report have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that may result from the outcome of this uncertainty.

Working capital

We believe that we have sufficient working capital available for the next twelve months from the issuance of this report.

On February 28, 2017, management entered into an agreement with the shareholders - Mr. Lam Man Pou and Mr. Vong Hong Kun (Mr. Lam and Mr. Vong) to settle the shareholders’ loan by delivering certain markers receivable. There is approximately US$11.7 million shareholders’ loan of which US$11.6 million was used to off-set by taking over certain markers receivable which net carrying amount was approximately $9.6 million (gross amount was $14.8 million) as of December 31, 2016. The difference (approximately $2.0 million) between the shareholders’ loan and net carrying amount of certain markers receivable would be accounted for as a capital transaction and recorded as additional paid in capital contributed by shareholders as of February 28, 2017.

On February 28, 2017, management entered into another agreement with Mr. Lou Kan Kuong (Mr. Lou) to settle the purchase price obligation by taking over certain markers receivable. There is approximately US$14.2 million purchase price obligation was used to off-set by delivering certain markers receivable which net carrying amount was approximately $10.1 million (gross amount was $17.2 million) as of December 31, 2016. The difference (approximately $4.1 million) between the purchase price obligation and net carrying amount of certain markers receivable would be accounted for as a capital transaction and recorded as additional paid in capital contributed by shareholders.

Cash flow

Historically, we have financed our working capital and other capital requirements primarily through cash generated from our operations and shareholder loans. The following table sets forth a summary of our cash flows for the periods indicated. (All figures are in thousands.)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014

Net cash (used in) provided by operating activities	$(11,456)	$29,883	$60,602
Net cash provided by (used in) investing activities	14	(3)	(291)
Net cash provided by (used in) financing activities	8,395	(37,966)	(56,929)
Net decrease in cash and cash equivalents	$(3,047)	$(8,086)	$(3,382)

Cash flow (used in) generated from operating activities

The decrease in net cash provided by operating activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to a decrease in utilization of our lines of credit and the lengthening of the collection period as well as difficulty in collecting certain markers receivable. Other fluctuations in cash from operating activities were due primarily to miscellaneous timing differences.

Cash flow provided by (used in) investing activities

The increase in net cash provided by investing activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to the disposal of property and equipment in 2016.

Cash flow provided by (used in) financing activities

The increase in net cash provided by financing activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to an increase in short term advances from a shareholder and no payment of contingent consideration for the year ended December 31, 2016.

Future sources and uses of cash

We generally funded our operations from cash generated from operating activities and loans from shareholders, if needed.

We expect that our future liquidity and capital requirements will be affected by:

•	repayment of lines of credit;
•	collection of marker receivables;
•	capital requirements related to prior and future acquisitions;
•	cash flow from prior and future acquisitions;
•	working capital requirements;
•	dividend distributions;
•	repurchase of outstanding shares;
•	funds raised through the issuance of our securities; and
•	earnings accumulated and reinvested.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

We have the following contractual obligations as of December 31, 2016:

	Payments due by period
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

Shareholder Loans*	$11,729,846	$11,729,846	$-	$-	$-
Line of credit payable	47,760,221	47,760,221	-
Operating Lease Obligations	53,334	42,667	10,667	-	-
Employment Agreements	1,050,793	842,095	208,698
Bao Li Gaming Acquisition –Purchase Price Obligation*	14,228,500	14,228,500	-	-	-

	$74,822,694	$74,603,329	$219,365	$-	$-

* On February 28, 2017, management entered into an agreement with the shareholders - Mr. Lam Man Pou and Mr. Vong Hong Kun (Mr. Lam and Mr. Vong) and Mr. Lou Kan Kuong to settle the shareholders’ loan and purchase price obligation payable by delivering certain markers receivable. Both parties agreed and the agreement became effective on February 28, 2017. Mr. Lam, Mr. Vong and Mr. Lou will assume all the un-collection risk on assigned marker receivables.

Other Events

On April 28, 2017, we issued a press release announcing 2016 financial results. A copy of the press release is attached as Exhibit 99.1 to the Form 6-K filed on April 28, 2017.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors consists of nine (9) directors divided into three classes, each of which serves for a term of three years, with only one class of directors being elected in each year. James R. Preissler was initially elected by the shareholders at the time of the acquisition of AGRL. João Manuel Santos Ferreira and Yeung Lun Allan were initially appointed by the existing directors on April 7, 2010. Peter Li was initially elected by the shareholders at our 2011 annual meeting on December 13, 2011. Yip Cheuk Fai and Lam Chou In were initially appointed by the existing directors in May 2015. So Hin Lung was initially appointed by the existing directors in October 2016. Fong Weng Nam and Wang Shun Yang were initially appointed by the existing directors in March 2017. The directors serve as follows:

•	in the class to stand for reelection in 2017: Peter Li, Yip Cheuk Fai and Yeung Lun Allan;

•	in the class to stand for reelection in 2018: Lam Chou In, James R. Preissler and João Manuel Santos Ferreira; and

•	in the class to stand for reelection in 2019: Wang Shun Yang, Fong Weng Nam and So Hin Lung.

Our executive officers are:

Name	Position
Lam Chou In	Co-Chief Executive Officer
Wang Shun Yang	Co-Chief Executive Officer
Vong Hon Kun	Chief Operating Officer
Yip Cheuk Fai	Chief Financial Officer
Lam Man Pou	Chief Marketing Officer

The following pages set forth the names, ages and director start dates of the directors and director nominees, their respective principal occupations or brief employment history for the past five years and the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Lam Chou In, age 48, has been the co-chief executive officer of the Company since March 2017 and a director of the Company since May 2015. Mr. Lam was the Company’s chief operating officer from May 2015 through February 2017 and an operating officer of the Company since February 2010. He is also a significant shareholder. As co-chief executive officer, Mr. Lam is responsible for the direct general administration of the Company and the Company’s strategic planning with respect to the Macau gaming business. Mr. Lam has over 20 years of experience in the gaming industry and prior to joining the Company served as a senior manager at various VIP rooms at SJM’s casinos. He is a member of the Macau Gaming Industry General Association of Administrators and Promoters. Mr. Lam’s business address is Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau.

Wang Shun Yang, age 41, has been the co-chief executive officer and a director of the Company since March 2017. As co-chief executive officer, Mr. Wang is responsible for the direct general administration of the Company and the Company’s strategic planning with respect to its Chinese technology industry development. Mr. Wang is the founder of LiNiu Network and has been developing its agricultural electronic trading platform since 2013. Prior to founding LiNiu Network from 2011 to 2013, he acted as Chief Consultant and led the industrial design, planning, investment and integration of the “Yunnan Agricultural Science and Technology Park,” which was jointly organized by the Ministry of Agriculture and Yunnan Province, to establish a systematic supply chain for the agricultural industry in the Park and the integration of industry and financial capital. Mr. Wang’s business address is 18th Floor, Shangceng International Building, Tianhe North Road, Guangzhou, China.

Vong Hon Kun, age 51, has served as the chief operating officer of the Company since March 2017, chief executive officer of the Company from May 2015 through February 2017 and a director of the Company since February 2010. He has also previously served as chief operating officer of the Company from February 2010 to May 2015 and the chief operating officer and a director of AGRL since its formation. As chief operating officer, Mr. Vong is responsible for the day to day operations of the Company, client relationships and client development, and for the supervision of the Company’s agent network. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 25 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau.

Yip Cheuk Fai, age 37, has been the chief financial officer and a director of the Company since May 2015 and is responsible for the accounting and finance of the Company. Mr. Yip has over 10 years of experience in merger and acquisition transactions, corporate finance, auditing and accounting and company secretary practice. Mr. Yip was previously the chief financial officer and secretary of China Huitong Finance Holdings Limited. Prior thereto, Mr. Yip was project director/business development director of Power Capital Global Limited; corporate controller, China division of Vimecto NV; finance manager for Prosperity Minerals Holdings Limited. He previously served as an auditor for Deloitte Touche Tohmatsu and as an audit assistant for Moore Stephens CPA, Hong Kong. Mr. Yip graduated from the Hong Kong Polytechnic University with a Bachelor of Arts in Accountancy and currently is a Fellow member of The Association of Chartered Certified Accountants and Fellow member of Hong Kong Institute of Certified Public Accountants. Mr. Yip’s business address is Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau.

Lam Man Pou, age 53, has been chief marketing officer of the Company since February 2010, the chairman of the board of directors from February 2010 to March 2017, and the chairman, chief marketing officer and a director of Asia Gaming & Resort Limited, or AGRL, since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing the Company’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 25 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau.

Fong Weng Nam, age 59, has been chairman of the board of directors of the Company since March 2017. Mr. Fong is a businessman that has been engaged in investment, real estate development and entertainment business for over 20 years. Mr. Fong currently is the Member of Jinwan Committee of Zhuhai of Chinese People’s Political Consultative Conference; Vice President of Hong Kong and Macao and Taiwan Cultural Exchange Association; Vice President of Macao Chong San Seak Kei Friendship Association and Chief Supervisor of Macao Henan Association. Mr. Fong’s business address is Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau.

So Hin Lung, age 41, has served as a director of the Company since October 2016. Since 2014, Mr. So is the managing director of a private consultancy company. Mr. So has over 18 years of experience in finance, corporate management, business investment, auditing, accounting and company secretary practices. Mr. So graduated from the Chinese University of Hong Kong with an Executive Master of Business Administration and is currently a member of the Hong Kong Institute of Certified Public Accountants. Mr. So’s business address is Suite D, 16/F, Ritz Plaza, 122 Austin Road, Tsim Sha Tsui, Hong Kong. Mr. So’s business address is Suite D, 16/F, Ritz Plaza, 122 Austin Road, Tsim Sha Tsui, Hong Kong.

James R. Preissler, age 45, has served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York.

João Manuel Santos Ferreira, age 63, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan, age 60, has served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr. Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

Peter Li, age 52, has served as our director since December 2011. Mr. Li served as a director of CS China from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Mr. Li is currently chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China. Mr. Li is an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT) and Yuhe International Inc.(PK.YUII). Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada.

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

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2016:

Name and Current Principal Position	Fees Earned or Paid in Cash (US$)	Ordinary Shares (US$) (1)	Total (US$)
Lam Man Pou, Chief Marketing Officer (2)	200,969	-	200,969
Vong Hon Kun, Chief Operating Officer (3)	231,887	-	231,887
Yip Cheuk Fai, Chief Financial Officer	170,695	-	170,695
Lam Chou In, Co-Chief Executive Officer (4)	200,969	-	200,969
Sylvia Lee, Former Executive Vice President (5)	21,667	14,444	36,111

(1)	Our board of directors determined that the valuation price of our ordinary shares with respect to the 2016 equity compensation was $0.26.

(2)	Resigned as chairman of the board in March 2017.

(3)	Resigned as chief executive officer and a director in March 2017.

(4)	Promoted to co-chief executive officer from chief operating officer in March 2017.

(5)	Resigned as an executive officer in September 2016.

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

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. The directors of the Company are entitled to receive an aggregate of 692,307 ordinary shares for year 2016. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2016.

Name	Fees Earned or Paid in Cash (US$)	Ordinary Shares (1) (US$)	Total (US$)
Yeung Lun Allan	38,000	20,000	58,000
Lam Man Pou (2)	30,000	20,000	50,000
Vong Hon Kun (2)	30,000	20,000	50,000
Manuel Santos Ferreira	38,000	20,000	58,000
Peter Li	38,000	20,000	58,000
James R. Preissler	40,000	20,000	60,000
Lam Chou In	30,000	20,000	50,000
Yip Cheuk Fai	35,000	20,000	55,000
Kwok Chi Chung (3)	30,032	15,806	45,838
So Hin Lung (4)	7,968	4,194	12,162

(1)	Our board of directors determined that the valuation price of our ordinary shares with respect to the 2016 directors’ equity compensation was $0.26.

(2)	Resigned as a director in March 2017.

(3)	Resigned as a director in October 2016.

(4)	Appointed as a director in October 2016.

Incentive Plan

On December 13, 2011, our shareholders approved the LiNiu Technology Group 2011 Omnibus Securities and Incentive Plan (the “2011 Incentive Plan”). The purpose of the 2011 Incentive Plan is to assist us to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants, to us and our affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of our shareholders. Awards under the 2011 Incentive Plan are limited in the aggregate to 200,000 ordinary shares. As of the date of this Annual Report, there are 28,200 ordinary available for issuance under the 2011 Incentive Plan. We plan to issue 145, 980 ordinary shares for the equity portion of 2015 compensation upon approval of a shareholders meeting for a revised Incentive Plan and approval from the Board of Directors.

In November 2015, our shareholders approved the LiNiu Technology Group 2015 Omnibus Equity Incentive Plan (the “2015 Incentive Plan”). The purpose of the 2015 Incentive Plan is to assist us to attract, retain and provide incentives to key management employees and nonemployee directors of, and nonemployee consultants, to us and our affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of our shareholders. Awards under the 2015 Incentive Plan are limited in the aggregate to 500,000 ordinary shares (exclusive of awards previously issued and outstanding under the LiNiu Technology Group 2011 Omnibus Securities and Incentive Plan). As of the date of this Annual Report, there are 270,490 ordinary shares available for issuance under the 2015 Incentive Plan.

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

Independence of Directors

Messrs. James Preissler, João Manuel Santos Ferreira, Yeung Lun Allan, Peter Li and So Hin Lung, who constitute a majority of our board of directors, meet the standards for independence that are required by the Nasdaq Stock Market. The Nasdaq Stock Market’s listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

Code of Ethics

In August 2008, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries and is described in the section of this Annual Report entitled ” Code of Ethics and Related Person Policy “ under Item 7.B. herein. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to LiNiu Technology Group, Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau.

Committee Information

Audit Committee

On March 10, 2010, the Board of Directors formed the Audit Committee and adopted a written charter. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James R. Preissler (Chairman), Yeung Lun Allan and So Hin Lung currently serve on this committee. So that we meet the Nasdaq Stock Exchange and other stock exchange listing requirements, the audit committee will now at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq Stock Exchange listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Messrs. Preissler, Yeung and So meet the standards for independence and financial literacy that are required by the Nasdaq Stock Market and other exchanges and Mr. Preissler also meets the standards for an “Audit Committee Financial Expert” required by SEC rules and current stock exchange listing standards.

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

Nominating Committee

On April 7, 2010, the Board of Directors formed the Nominating Committee and adopted a written charter. Manuel Santos Ferreira (Chairman), So Hin Lung and Peter Li, each of whom is independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules, currently serve on this committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

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

	2014	2015	2016
Number of Employees	76	111	13

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 24, 2017 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. Our major shareholders do not have different voting rights than our non-majority shareholders. Percentages of ownership are based on 74,937,774 ordinary shares outstanding as of April 24, 2017. Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Vong Hon Kun (1)	8,361,893	11.2%
Lam Chou In (1)	6,781,607	9.0%
Lam Man Pou (1)	6,539,036	8.7%
So Hin Lung (2)	0	*
James R. Preissler (3)	290,856	*
Yip Cheuk Fai (1)	9,732	*
Peter Li	209,184	*
Joao Manuel Santos Ferreira (4)	43,075	*
Yeung Lun, Allan (5)	43,075	*
Fong Weng Nam (1)	0	*
Wang Shun Yang (6)	6,366,840	8.5%

All of our directors and executive officers as a group (11 individuals)	28,645,298	38.2%
All of our directors, executive officers and 5% stockholders who are our employees as a group.	28,645,298	38.2%

*	Less than 1%.

(1)	Each of these persons maintains a business address at Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau.

(2)	The business address of So Hin Lung is Suite D, 16/F, Ritz Plaza, 122 Austin Road, Tsim Sha Tsui, Hong Kong.

(3)	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, N.Y. 11768.

(4)	The business address of Joao Manuel Santos Ferreira is Suite G, 2/F, 26 Rua Dr., Pedro Jose Lobo, Macau.

(5)	The business address of Yeung Lun, Allan is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

(6)	The business address of Wang Shun Yang is 18th Floor, Shangceng International Building, Tianhe North Road, Guangzhou, China.

As of April 24, 2017, we believe that 11 holders of record of approximately 57.9% of our outstanding ordinary shares reside in the United States.

B.	Related Party Transactions

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

Related Person Transactions of the Company

Because LINU and its subsidiaries are not able to directly operate as VIP gaming promoters, LINU’s management has technical ownership of the Company’s VIP gaming promoters, but each such VIP gaming promoter has entered into an agreement with a subsidiary of LINU providing that 100% of the profits of each VIP gaming promoter be paid to a subsidiary of LINU. None of the members of LINU’s management team receive compensation for being the owners of the Company’s VIP gaming promoters. The following table shows the relationships of LINU’s management team to its Promotion Entities:

Entity Name	Management Team Member Owning Entity
Sang Heng	Lam Man Pou and Vong Hon Kun
King’s Gaming	Mok Chi Hung
Sang Lung	Lam Man Pou and Vong Hon Kun
Bao Li	Lou Kan Kuong and Lei Kam Keong
Oriental	Lam Chou In and Vong Veng Im

The following is a summary of related party transaction and balances as of and for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014

Loans payable to Mr. Lam Man Pou and Mr. Vong Hon Kun	$11,729,846	$2,827,584	$2,612,490

Loan proceeds from / (payments made to) Mr. Lam Man Pou and Mr. Vong Hon Kun in cash	$8,902,262	$213,966	$(3,196,222)

Contingent consideration paid to Mr. Mok Chi Hung in cash	$-	$-	$9,000,000

Contingent consideration payable to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$14,228,500	$14,228,500	$42,291,631

Contingent consideration paid to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$-	$21,320,000	$13,000,000

Contingent consideration payable to Mr. Vong Veng Im	$-	$-	$41,404,026

Contingent consideration paid to Mr. Vong Veng Im	$-	$14,950,000	$26,000,000

Payable to Pak Si for management services	$-	$399,959	$573,897

Total expense for Pak Si for management services	$2,885,700	$4,798,390	$7,156,950

Entertainment expense paid to restaurant owned by Mr. Lam Man Pou and Mr. Vong Hon Kun	$147,000	$417,000	$727,298

Loan from Old Shanghai which is a restaurant owned by Mr. Lam Man Pou and Mr. Vong Hon Kun	$348,171	$-	$-

On December 12, 2016, the first civil court of the Macao Special Administrative Region Court of First Instance publicly announced that each of Sang Heng and Sang Lung was summoned by such court to respond to a request for bankruptcy filed by Galaxy Casino in connection with its desire to liquidate Sang Heng and Sang Lung. The outstanding balance for Sang Heng and Seng Lung as of December 31, 2016 was HKD312,000,000 (approximately $40.4 million) and is included in lines of credit payable in Consolidated Balance Sheet. The lines of credit for Sang Heng and Sang Lung are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam. Additionally, as a result of the default, we are subject to monthly interest of 1.5% and potential losses and expenses caused by the default.

On March 13, 2017, the court ruled in favor of Sang Heng (the defendant) in the case. However, on the same day, the court ruled in favor of the plaintiff in the Sang Lung case. Our management, upon receipt of further legal advice, filed an appeal to the Macau First Instance Court. Currently, the bankruptcy procedures will be stopped and is awaiting for Galaxy Casino’s reply for Sang Lung appeal statement.

However, if the appeal is not successful, the plaintiff may claim the relevant credits against the debtors of Sang Lung which may equal the entire default of lines of credits in the amount of $26.4 million (HKD 204.8 million).  The debtors of Sang Lung include LINU, AGRL and AERL, and the junket agents.

From time to time, Mr. Lam and Mr. Vong Hon Kun make small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam and Mr. Vong are not otherwise compensated for making such loans.

City of Dreams Hotel & Casino has extended a credit line of $3.5 million to Bao Li Gaming, which is guaranteed by Mr. Lou. The credit line is used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the VIP gaming room promoted by Bao Li Gaming at City of Dreams Hotel & Casino. The credit line is non-interest bearing and Mr. Lou is not compensated by AGRL for the guarantee.

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

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP Gaming Entities have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law. Such agreements are for one-year terms. Effective July 1, 2014, the monthly payments were revised for Sang Heng and Sang Lung from US$155,000 to approximately $142,000 each; and Bao Li, King’s Gaming and the Oriental VIP Room from US$103,000 to approximately $97,000 each. Effective January 1, 2015, the monthly payments were revised for Sang Heng and Sang Lung from $142,000 to $103,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were revised from $97,000 to $65,000 each. Effective January 1, 2016, the monthly payments were revised for Bao Li, King’s Gaming and the Oriental VIP Room from $65,000 to $52,000 each. Upon closure of four VIP rooms in the third quarter of 2016, we terminated all the management agreements with Pak Si as of September 2016.

On February 28, 2017, management entered into an agreement with the shareholders - Mr. Lam Man Pou and Mr. Vong Hong Kun (Mr. Lam and Mr. Vong) to settle the shareholders’ loan by delivering certain markers receivable. There is approximately US$11.7 million shareholders’ loan of which US$11.6 million was used to off-set by taking over certain markers receivable which net carrying amount was approximately $9.6 million (gross amount was $14.8 million) as of December 31, 2016. The difference (approximately $2.0 million) between the shareholders’ loan and net carrying amount of certain markers receivable would be accounted for as a capital transaction and recorded as additional paid in capital contributed by shareholders as of February 28, 2017.

On February 28, 2017, management entered into another agreement with Mr. Lou Kan Kuong (Mr. Lou) to settle the purchase price obligation by taking over certain markers receivable. There is approximately US$14.2 million purchase price obligation was used to off-set by delivering certain markers receivable which net carrying amount was approximately $10.1 million (gross amount was $17.2 million) as of December 31, 2016. The difference (approximately $4.1 million) between the purchase price obligation and net carrying amount of certain markers receivable would be accounted for as a capital transaction and recorded as additional paid in capital contributed by shareholders.

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

	Ordinary Shares		Warrants		Units
	High $	Low $	High $	Low $	High $	Low $
Annual Highs and Lows
2017	0.37	0.28	—	—	—	—
2016	1.68	0.18	—	—	—	—
2015	3.19	1.04	—	—	—	—
2014	3.51	1.22	—	—	—	—
2013	4.68	2.78	—	—	—	—

Quarterly Highs and Lows
2017
First Quarter	0.37	0.28	—	—	—	—
2016
First Quarter	1.58	1.00	—	—	—	—
Second Quarter	1.69	1.01	—	—	—	—
Third Quarter	1.16	0.34	—	—	—	—
Fourth Quarter	0.34	0.18	—	—	—	—
2015
First Quarter	1.76	1.08	—	—	—	—
Second Quarter	3.19	1.55	—	—	—	—
Third Quarter	2.27	1.40	—	—	—	—
Fourth Quarter	1.89	1.04	—	—	—	—

Monthly Highs and Lows
March 2017	0.31	0.27	—	—	—	—
February 2017	0.37	0.27	—	—	—	—
January 2017	0.37	0.27	—	—	—	—

	Ordinary Shares		Warrants		Units
	High $	Low $	High $	Low $	High $	Low $
December 2016	0.34	0.21	—	—	—	—
November 2016	0.27	0.18	—	—	—	—
October 2016	0.35	0.25	—	—	—	—
September 2016	0.51	0.34	—	—	—	—

The closing bid price for our ordinary shares on April 27, 2017 was $0.25.

Holders of ordinary shares should obtain current market quotations for their securities. The market price of the ordinary shares could vary at any time.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares have traded on the Nasdaq Stock Market since July 3, 2010. From July 3, 2010 until October 2, 2013, they traded under the symbol AERL. From October 2, 2013 until April 26, 2017, they have traded under the symbol LINU. Since April 27, 2017, they have traded under the symbol LINU. Our warrants traded on the NASDAQ Stock Market under the symbol AERLW from July 3, 2010 until October 28, 2010, when they ceased trading. From February 22, 2010 until July 2, 2010, the ordinary shares and warrants traded on the OTC Bulletin Board under the symbols AERCF and AERLF, respectively. Prior to February 22, 2010, the ordinary shares and the warrants traded under the symbols CSAQF and CSAXF, respectively.

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

Our only long term liabilities are the management agreements between our Promotion Entities and Pak Si Management and Consultancy Limited of Macau, pursuant to which that company is responsible for the hiring and management of staff at the VIP gaming rooms promoted by the VIP gaming promoters in Macau. Each of the management agreements is for a one-year term, subject to renewal. The total contractual obligations of our Promotion Entities for the year 2016 are approximately US $74,823,000. See the section entitled “LINU’s Gaming Operations” under Item 4.B. herein.

On May 15, 2015, we entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou”) for acting as a junket operator for the Crown Perth Casino in Perth, Australia and for the Crown Melbourne Casino in Melbourne, Australia for $200 of consideration in total. Mr. Lou, who is currently an officer of LINU, entered into agreements to act as a junket operator for the above two Casinos on June 24, 2013. We have started trial operations in the Australian casinos to gain a greater understanding of the preferences of our junket agents and VIP players and the logistics of the market. As of today, nominal revenues have been generated by the Australia operation, equal to our costs as we test this market. We receive a fixed percentage of the rolling chip turnover we generate at the Australian casinos and do not currently share in the win/loss results. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian Casinos as a related party transaction. We entered into the agreement to expand to overseas markets for our existing agent network in Macau.

On February 7, 2017, we entered into a stock purchase agreement (the “Purchase Agreement”) with Ripe Wisdom Ltd and Twinkle Business Ltd (the “sellers”) to acquire a 51% equity interest in Jia-Heng Industrial Ltd. (“Jia-Heng”), a Cayman Islands company and the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”). LiNiu Network is a software technology development company that is currently developing an electronic Business to Customer (“B2C”), Customer to Customer (“C2C”) and Online to Offline (“O2O”) trading platform focused on the Chinese agricultural industry.

As consideration for the acquisition, we issued 12,484,000 ordinary shares upon the closing of the transaction contemplated by the Purchase Agreement. In addition, pursuant to a profit guarantee agreement (the “Profit Guarantee Agreement”) between the Company, LiNiu Network and Mr. Wang Shun Yang, the owner of Liu Network, the Company will make certain cash payments to the sellers only if the after tax profit based on PRC Accounting Standards for Business Enterprise for LiNiu Network is equal to or in excess of the profit after-tax specified in the table below.

Year	After tax profit	Cash payment
2017	RMB20 million (US$2.9 million)	RMB5,412,000 (US$0.8 million)
2018	RMB80 million (US$11.6 million)	RMB21,648,000 (US$3.1 million)
2019	RMB300 million (US$43.6 million)	RMB81,182,000 (US$11.8 million)
2020	RMB500 million (US$72.7 million)	RMB135,303,000 (US$19.7 million)
2021	RMB700 million (US$101.7 million)	RMB189,425,860 (US$27.5 million)
Total	RMB1.6 billion (US$232.6 million)	RMB432,970,860 (US$62.9 million)

The after tax profit targets will be reviewed yearly and in aggregate at the end of the fifth year. For example, if the aggregate after-tax income target is met after the fifth year, the aggregate cash payment will be approximately $62.9 million, even if all of the other after-tax profit targets from 2017-2020 were not met. As a counterexample, if the after-tax income targets for 2017 and 2018 are met and the targets from 2019, 2020 and 2021 are not met (with the aggregate after-tax income also under the target of approximately $232.6 million, then the current owners of LiNiu Network would only receive the cash payments for 2017 and 2018 (a total of $3.9 million).

The acquisition of a 51% equity interest in Jia-Heng was completed on February 28, 2017 and 12,484,000 ordinary shares was issued to the sellers.

On February 28, 2017, management entered into an agreement with the shareholders - Mr. Lam Man Pou and Mr. Vong Hong Kun (Mr. Lam and Mr. Vong) to settle the shareholders’ loan by delivering certain markers receivable. There is approximately US$11.7 million shareholders’ loan of which US$11.6 million was used to off-set by taking over certain markers receivable which net carrying amount was approximately $9.6 million (gross amount was $14.8 million) as of December 31, 2016. The difference (approximately $2.0 million) between the shareholders’ loan and net carrying amount of certain markers receivable would be accounted for as a capital transaction and recorded as additional paid in capital contributed by shareholders as of February 28, 2017.

On February 28, 2017, management entered into another agreement with Mr. Lou Kan Kuong (Mr. Lou) to settle the purchase price obligation by taking over certain markers receivable. There is approximately US$14.2 million purchase price obligation was used to off-set by delivering certain markers receivable which net carrying amount was approximately $10.1 million (gross amount was $17.2 million) as of December 31, 2016. The difference (approximately $4.1 million) between the purchase price obligation and net carrying amount of certain markers receivable would be accounted for as a capital transaction and recorded as additional paid in capital contributed by shareholders.

D.	Exchange controls

There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

E.	Taxation

The following summary sets forth the material Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares covered by this Annual Report, based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “we,” “our,” “us,” or “the company” refer only to LiNiu Technology Group.

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

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see ” — Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. Although our ordinary shares are currently listed on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid in respect to our ordinary shares.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently listed on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares.

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

Documents concerning us that are referred to in this document may be inspected at Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau.

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

There were no material modifications to the rights of our shareholders during fiscal years 2015 and 2016.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, who is our principal executive officer, and Chief Financial Officer, who is our principal financial officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2016 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to LiNiu Technology Group, Alameda Dr. Carlos D’ Assumpcao No: 180, Edf. Tong Nam Ah Central Comercio, 13 Andar P, Macau.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Independent Auditors

The firm of UHY LLP has acted since our inception as our principal independent registered public accounting firm. UHY LLP is a registered firm with the Public Company Accounting Oversight Board and is a member of the American Institute of Certified Public Accountants.

The business address of UHY LLP is 1185 Avenue of the Americas, 38th Floor, New York, New York 10036.

The following is a summary of fees paid or to be paid by us to UHY LLP for services rendered as the principal accountant.

	Year Ended December 31, 2015	Year Ended December 31, 2016
Audit Fees	$378,799	$324,544
Audit-Related Fees	83,520	-
Tax Fees	-	-
All Other Fees	-	417,314

Audit fees billed by UHY LLP during the fiscal years ended December 31, 2015 and 2016 related to professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 20-F for those fiscal periods, the review of our financial information included in semi-annual Reports of Foreign Private Issuer on Form 6-K, and our registration statements and proxy statement filings.

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

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

2.1	Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune Investment Ltd (included as Annex A to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)

2.2	Amendment No. 4 to Stock Purchase Agreement, dated April 18, 2011, among LiNiu Technology Group, AGRL, and Spring Fortune Investment Ltd (8)

2.3	Profit Interest Purchase Agreement, dated November 10, 2010, by and among LiNiu Technology Group and King’s Gaming Promotion Limited, Mr. Mok Chi Hung and Mr. Wong Hon Meng (5)

2.4	Profit Interest Purchase Agreement, dated September 5, 2012, by and among LiNiu Technology Group and Bao Li Gaming Promotion Limited, Mr. Lou Kan Kuong and Mr. Lei Kam Keong (13)

3.1	Form of Second Amended Memorandum and Articles of Association (included as Annex D to the Proxy Statement filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed on January 19, 2010 and incorporated herein by reference)

4.1	Specimen Unit Certificate (1)

4.2	Specimen Ordinary Share Certificate (2)

4.3	Specimen Warrant Certificate (1)

4.4	Form of Unit Purchase Option granted to EarlyBirdCapital, Inc. (1)

4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and registrant (1)

10.1	Form of Escrow Agreement among CS China Acquisition Corp., Spring Fortune Investment Ltd, Spring Fortune Investment Ltd Designee(s) and Continental Stock Transfer & Trust Company (3)

10.2	Employment Agreement, dated October 6, 2009 between AGRL and Leong Siak Hung (3)

10.3	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Leong Siak Hung (13)

10.4	Employment Agreement, dated October 6, 2009 between AGRL and Raymond Li Chun Ming (3)

10.5	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Raymond Li Chun Ming (13)

10.6	Employment Agreement, dated October 6, 2009 between AGRL and Lam Man Pou (3)

10.7	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Man Pou (13)

10.8	Employment Agreement, dated October 6, 2009 between AGRL and Vong Hon Kun (3)

10.9	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Vong Hon Kun (13)

10.10	Employment Agreement, dated November 10, 2010, between the Company and Wong Hon Meng (7)

10.11	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Wong Hon Meng (13)

10.12	Employment Agreement, dated February 2, 2010, between the Company and Lam Chou In (13)

10.13	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Lam Chou In (13)

10.14	Employment Agreement, dated November 2010, between the Company and Mok Chi Hung (13)

10.15	Amendment to Employment Agreement, dated February 16, 2012, between the Company and Mok Chi Hung (13)

10.16	Management Service Contract dated January 1, 2010 between Iao Pou Gaming Promotion Limited and Pak Si Management and Consultancy Limited (3)

10.17	Management Service Contract dated January 1, 2010 between Sang Heng Gaming Promotion Company Limited and Pak Si Management and Consultancy Limited (3)

10.18	VIP Junket Promotion Agreement, dated January 18, 2008 between Gillmann Investments Asia, Ltd. and Doowell Limited (3)

10.19	VIP Gaming Promotion Agreement, dated November 14, 2008 between Unicorn Incorporation and Champion Lion Limited (3)

10.20	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Lung Gaming Promotion Company Limited (13)

10.21	Profit Interest Agreement, dated February 2, 2010 between Well Mount International Limited and Doowell Limited (3)

10.22	Profit Interest Agreement, dated February 2, 2010 between Link Bond International Limited and Champion Lion Limited (3)

10.23	Profit Interest Agreement, dated February 2, 2010 between Foxhill Group limited and Iao Pou Gaming Promotion Limited (3)

10.24	Profit Interest Agreement, dated February 2, 2010 between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Company Limited (3)

10.25	Form of Share Purchase Agreement (included Exhibit 10.1 to the Report of Foreign Issuer on Form 6-K filed on January 29, 2010 and incorporated herein by reference)

10.26	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Chien Lee (1)

10.27	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Sylvia Lee (2)

10.28	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Michael Zhang (2)

10.29	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and registrant (1)

10.30	Form of Stock Escrow Agreement between registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders (1)

10.31	Form of Letter Agreement between registrant and CS Capital USA, LLC regarding administrative support (2)

10.32	Form of Registration Rights Agreement among registrant and the Initial Shareholders (2)

10.33	Form of Subscription Agreement among registrant, EarlyBirdCapital, Inc., Graubard Miller and each of CS Capital USA, LLC, Bill Haus, James Preissler, Peter Li and William B. Heyn (1)

10.34	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Bill Haus (1)

10.35	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Jim Preissler (1)

10.36	Letter Agreement among registrant, EarlyBirdCapital, Inc. and Peter Li (1)

10.37	Letter Agreement among registrant, EarlyBirdCapital, Inc. and William B. Heyn (1)

10.38	Form of Indemnification Agreement between registrant and, separately, each of its directors and executive officers (6)

10.39	Loan Agreement and Guaranty dated as of February 2, 2010 between Lam Man Pou and Vong Hon Kun and AGRL (6)

10.40	Form of Amendment to Profit Interest Agreements (6)

10.41	Convertible Term Note issued by the Company to Lam Man Pou dated April 18, 2011 (8)

10.42	Convertible Term Note issued by the Company to Vong Hon Kun dated April 18, 2011 (8)

10.43	Lock-up Agreement by and among the Company and Lam Man Pou dated April 18, 2011 (8)

10.44	Lock-up Agreement by and among the Company and Vong Hon Kun dated April 18, 2011 (8)

10.45	Lock-up Agreement by and among the Company and Lam Chou In dated April 18, 2011 (8)

10.46	Lock-up Agreement by and among the Company and Legend Global International Limited dated April 18, 2011 (8)

10.47	Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission) (9)

10.48	Star World Hotel and Casino Gaming Promoter Loan Contract dated June 30, 2008 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Lam Man Pou (10)

10.49	Venetian Macau Limited Junket Credit Agreement dated March 29, 2011 by and between Kasino Fortune Investments Limited and Sang Heng Gaming Promotion Limited (10)

10.50	Profit Interest Agreement by and between Super Number and Sang Lung dated as of July 1, 2011 (12)

10.51	Gaming Promotion Agreement between Galaxy Casino S.A. and Sang Heng Gaming Promotion Company Limited (13)

10.52	Star World Casino Gaming Promoter Loan Contract dated February 9, 2010 by and among Galaxy Casino Holdings Limited, Sang Heng Gaming Promotion Limited and Vong Hon Kun (10)

10.53	Lease, dated September 6, 2011, between AGRL and Hong Yip Service Company Limited (13)

10.54	Employment Agreement, dated April 7, 2010, between the Company and Sylvia Lee (13)

10.55	Employment Agreement, dated September 5, 2012, between the Company and Lei Kam Keong (14)

10.56	Employment Agreement, dated September 5, 2012, between the Company and Lou Kan Kuong (14)

10.57	Non-Exclusive Gaming Promotion Agreement dated February 7, 2011 by and between Bao Li Gaming Promotion Limited and Melco Crown Gaming (Macau) Limited (14)

10.58	Revised Exhibit A dated September 3, 2012 to the Gaming Promotion Agreement, dated December 9, 2010 between Venetian Macau S.A. and Sociedad de Promocao de Jogos Imperador, Limitada (14)

10.59	Gaming Promotion Agreement between Starworld Gaming and Sang Heng Gaming Promotion Company Limited (14)

10.60	Dealer Manager Agreement, dated as of June 4, 2013, between the Company and Sterne, Agree & Leach, Inc. (15)

10.61	Standby Purchase Agreement, dated as of June 4, 2013, among the Company and the standby purchasers named therein (15)

10.62	Registration Rights Agreement, dated as of June 4, 2013, among the Company and the standby purchasers name therein (15)

10.63	Profit Interest Purchase Agreement dated June 26, 2013 among the Company, Mr. Vong Veng Im, and Frontier Champion Limited (16)

10.64	Collaborator Agreement dated January 1, 2014 between Chan Yan Hung and Lam Chou In (16)

10.65	Stock Purchase Agreement dated February 7, 2017 between the Company and Jia-Heng Industrial Ltd. (17)

10.66	Profit Guarantee Agreement dated February 7, 2017 among the Company, Guangzhou LiNiu Network Technology Co. Ltd. and Mr. Wang Shun Yang (17)

12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of UHY LLP, independent registered public accounting firm

21.1	Subsidiaries (incorporated by reference to page 30 of this Annual Report on Form 20-F)

99.1	Audit Committee Charter (4)

99.2	Nominating Committee Charter (4)

99.3	Compensation Committee Charter (4)

99.4	LiNiu Technology Group 2011 Omnibus Securities and Incentive Plan (11)

101.1	Interactive Data Files

(1)	Filed as an exhibit to Amendment No. 5 to registrant’s Registration Statement on Form S-1 filed on July 8, 2008.

(2)	Filed as an exhibit to Amendment No. 2 to registrant’s Registration Statement on Form S-1 filed on January 31, 2008.

(3)	Filed as an exhibit to the Company’s Shell Company Report on Form 20-F filed on February 8, 2010.

(4)	Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed April 23, 2010.

(5)	Filed as Appendix A to Exhibit 99.1 to the Report on Form 6-K filed on November 10, 2010.

(6)	Filed as an exhibit to the Company’s Registration Statement on Form F-1 originally filed on May 14, 2010 (File No.: 333-166860).

(7)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on April 8, 2011.

(8)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 3, 2011.

(9)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on July 29, 2011.

(10)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on May 31, 2011.

(11)	Filed as Annex A to Exhibit 99.1 to the Report on Form 6-K filed on November 3, 2011.

(12)	Filed as an exhibit to the Company’s Report on Form 6-K filed on August 22, 2011.

(13)	Filed as an exhibit to the Company’s Registration Statement on Form F-3 filed on December 31, 2012.

(14)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

(15)	Filed as Annex A to Exhibit 99.1 to the Report on Form 6-K filed on June 4, 2013.

(16)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.

(17)	Filed as an exhibit to the Company’s Report on Form 6-K filed on February 13, 2017.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

LINIU TECHNOLOGY GROUP

(F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of LiNiu Technology Group (F/K/A Iao Kun Group Holding Company Limited)

We have audited the accompanying consolidated balance sheets of LiNiu Technology Group (F/K/A Iao Kun Group Holding Company Limited) and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LiNiu Technology Group (F/K/A Iao Kun Group Holding Company Limited) and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 14 to the consolidated financial statements, the Company has experienced a continued decrease in revenue, negative working capital, and default on the credit agreements during 2016 and has relied on loans from shareholders to fund their operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 14. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY LLP

New York, New York

April 28, 2017

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31,

	2016	2015	2014
Revenue from VIP Gaming Operations	$32,366,660	$105,002,184	$233,822,859
Total Revenues	32,366,660	105,002,184	233,822,859

Expenses
- Commission to Junket Agents	26,569,582	76,979,677	188,448,178
- Selling, General and Administrative Expenses	14,212,578	18,351,625	26,506,299
- Special Rolling Tax	241,414	642,268	1,662,714
- Impairment of Goodwill	-	17,757,113	-
- Amortization of Intangible Assets	8,136,369	16,369,467	16,365,034
- Restructuring charges	518,381	-	-
- Impairment of Intangible Assets	97,279,517	-	-
- Bad debts	100,391,631	-	-

Total Expenses	247,349,472	130,100,150	232,982,225

Operating (loss) income attributable to ordinary shareholders before change in fair value of contingent consideration	(214,982,812)	(25,097,966)	840,634

Change in Fair Value of Contingent Consideration for the Acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room	-	30,215,735	(60,918,569)
Net (Loss) Income Attributable to Ordinary Shareholders	(214,982,812)	5,117,769	(60,077,935)

Other Comprehensive (Loss) Income
Foreign Currency
- Translation Adjustment	(330,605)	89,182	65,092
Total Comprehensive (Loss) Income	$(215,313,417)	$5,206,951	$(60,012,843)

Net (Loss) Income Per Share
Basic	$(3.41)	$0.08	$(0.99)
Diluted	$(3.41)	$0.08	$(0.99)
Weighted Average Shares Outstanding
Basic	63,103,781	62,116,749	60,781,915
Diluted	63,103,781	62,292,834	60,781,915

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2016	December 31, 2015

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$73,305	$3,052,694
Accounts Receivable	669,767	1,460,251
Markers Receivable	-	170,892,037
Other Current Assets	1,832,965	1,448,155
Total Current Assets	2,576,037	176,853,137

Markers Receivable (net of allowance for doubtful accounts of $100,198,392 and $0 at December 31, 2016 and 2015, respectively)	74,765,307	-
Intangible Assets, net	-	105,645,737
Property and Equipment (net of accumulated depreciation of $178,989 and $169,798 at December 31, 2016 and 2015, respectively)	135,920	241,927
TOTAL ASSETS	$77,477,264	$282,740,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$45,417,314	$41,908,984
Accrued Expenses	3,621,743	6,030,996
Bao Li Gaming Acquisition - Purchase Price Obligation	14,228,500	14,228,500
Loan Payable, current - related parties	12,078,017	2,827,584
Total Current Liabilities	75,345,574	64,996,064

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 62,453,774 and 62,307,794 issued and outstanding at December 31, 2016 and 2015, respectively.	6,245	6,230
Additional Paid-in Capital	133,436,640	133,236,655
Retained (Deficit) Earnings	(131,621,195)	83,861,247
Accumulated Other Comprehensive Income	310,000	640,605
Total Shareholders’ Equity	2,131,690	217,744,737
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$77,477,264	$282,740,801

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

			Additional	Retained	Accumulated	Total
	Ordinary Shares		Paid-In	Earnings /	Other Comprehensive	Shareholders’
	Shares	Amount	Capital	(Deficit)	Income	Equity

Balances, January 1, 2014	59,306,824	$5,930	$126,329,321	$142,270,385	$486,331	$269,091,967

Ordinary shares repurchased and retired	(1,415,300)	(142)	(4,193,412)	-	-	(4,193,554)

Incentive shares issued for Bao Li Gaming 2013 rolling chip turnover target	1,250,000	125	3,837,375	-	-	3,837,500

Incentive shares issued for Oriental VIP Room 2014 rolling chip turnover target	1,250,000	125	3,874,875	-	-	3,875,000

Directors Shares issued for compensation	60,790	6	199,994	-	-	200,000

Dividend paid	-	-	-	(1,539,260)	-	(1,539,260)

Net loss	-	-	-	(60,077,935)	-	(60,077,935)

Foreign currency translation adjustment	-	-	-	-	65,092	65,092

Balances, December 31, 2014	60,452,314	$6,044	$130,048,153	$80,653,190	$551,423	$211,258,810

Incentive shares issued for Bao Li Gaming 2014 rolling chip turnover target	1,025,000	103	1,342,647	-	-	1,342,750

Incentive shares issued for the Oriental VIP Room 2015 rolling chip turnover target	718,750	72	1,645,866	-	-	1,645,938

Directors Shares issued for compensation	111,730	11	199,989	-	-	200,000

Dividend paid	-	-	-	(1,909,712)	-	(1,909,712)

Net income	-	-	-	5,117,769	-	5,117,769

Foreign currency translation adjustment	-	-	-	-	89,182	89,182

Balances, December 31, 2015	62,307,794	$6,230	$133,236,655	$83,861,247	$640,605	$217,744,737

Directors Shares issued for compensation	145,980	15	199,985			200,000

Dividend paid	-			(499,630)		(499,630)

Net loss	-			(214,982,812)		(214,982,812)

Foreign currency translation adjustment	-				(330,605)	(330,605)

Balances, December 31, 2016	62,453,774	$6,245	$133,436,640	$(131,621,195)	$310,000	$2,131,690

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(214,982,812)	$5,117,769	$(60,077,935)

Adjustments to reconcile net (loss) income to net cash provided by operating activities

Amortization of intangible assets	8,136,369	16,369,467	16,365,034
Impairment of intangible assets	97,279,517	-	-
Bad debts	100,391,631	-	-
Change in fair value of contingent purchase price obligation for the acquisition of King’s Gaming, Bao Li Gaming and Oriental VIP Room	-	(30,215,735)	60,918,569
Impairment of goodwill	-	17,757,113	-
Depreciation	72,920	82,961	77,224
Loss on sale of equipment	19,331	-	14,958
Change in assets and liabilities
Accounts Receivable	788,958	69,416	3,652,903
Markers Receivable	(4,447,078)	17,730,826	53,793,183
Prepaid Expenses and Other Assets	(385,150)	(1,075,548)	153,220
Lines of Credit Payable	3,526,491	9,501,385	(10,277,075)
Accrued Expenses	(1,855,956)	(5,455,168)	(4,018,538)
Net cash (used in) provided by operating activities	(11,455,779)	29,882,486	60,601,543

CASH FLOW FROM INVESTING ACTIVITIES

Proceeds from the sale of equipment	13,527	-	12,895
Purchase of property and equipment	-	(2,623)	(303,819)
Net cash provided by (used in) investing activities	13,527	(2,623)	(290,924)

CASH FLOW FROM FINANCING ACTIVITIES

Contingent consideration paid for King’s Gaming acquisition	-	-	(9,000,000)
Contingent consideration paid for Bao Li Gaming acquisition	-	(21,320,000)	(13,000,000)
Contingent consideration paid for the Oriental VIP Room acquisition	-	(14,950,000)	(26,000,000)
Cash paid for shares repurchased	-	-	(4,193,554)
Payment of dividends	(499,630)	(1,909,712)	(1,539,260)
Proceeds from/(repayment of) shareholder loans, net	8,895,003	213,966	(3,196,222)
Net cash provided by (used in) financing activities	8,395,373	(37,965,746)	(56,929,036)

Net (decrease) increase in cash and cash equivalents	(3,046,879)	(8,085,883)	3,381,583

Effect of foreign currency translation on cash	67,490	(7,957)	201,854

Cash and cash equivalents at beginning of period	3,052,694	11,146,534	7,563,097

Cash and cash equivalents at end of period	$73,305	$3,052,694	$11,146,534

Non-cash Financing Activities
Director shares issued for compensation	$200,000	$200,000	$200,000
Ordinary shares issued for contingent consideration payment for Bao Li Gaming	$-	$1,342,750	$3,837,500
Ordinary shares issued for contingent consideration payment for the Oriental VIP Room	$-	$1,645,938	$3,875,000

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Note 1 — Organization and Business of Companies

LiNiu Technology Group (formerly Iao Kun Group Holding Company Limited, formerly Asia Entertainment & Resources Ltd. and formerly CS China Acquisition Corp.) (“LiNiu Group” or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”). On April 24, 2017, the Company changed its name from Iao Kun Group Holding Company Limited to LiNiu Technology Group. The change of Company’s name is desirable to more accurately reflect its corporate identity associated with its overall strategy to focus its efforts on the Chinese technology industry.

On October 6, 2009, LiNiu Group entered into a stock purchase agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries (collectively “AGRL”) and Spring Fortune Investments Ltd. (“Spring Fortune”) that provided for the acquisition by LiNiu Group from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of the Company.

Upon the closing of the acquisition of AGRL by LiNiu Group, the Promoter Companies (defined below) became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promotion Entities (defined below) through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

Currently, Macau laws do not allow corporate entities, such as LiNiu Group, to directly operate a gaming promotion business in Macau. Consequently, LiNiu Group’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies, Collaborator and Junket Operator (collectively “Promotion Entities”) and for AGRL to exercise effective control over the Promotion Entities.

LiNiu Group, through its ownership of AGRL, had thirteen wholly owned subsidiaries listed in the table below.

Subsidiaries	Date of Incorporation	Place of Incorporation
Kasino Fortune Investments Limited (“Kasino Fortune”)*	February 16, 2007	British Virgin Islands
Billion Boom International Limited (“Billion Boom”)*	November 1, 2007	British Virgin Islands
Super Number Limited (“Super Number”)*	April 11, 2011	British Virgin Islands
Jubilee Dynasty Ltd. (“Jubilee Dynasty”)	May 18, 2012	British Virgin Islands
Frontier Champion Limited (“Frontier”)*	May 28, 2013	British Virgin Islands
Robust South Limited (“Robust”) *	February 12, 2015	British Virgin Islands
Yuwang Limited (“Yuwang”)*	March 11, 2015	British Virgin Islands
Sino Hero Enterprises Limited (“Sino Hero”)*	March 16, 2015	British Virgin Islands
Bliss Time Enterprises Limited (“Bliss”)*	March 30, 2015	British Virgin Islands
Brave Ring Limited (“Brave”) *	March 30, 2015	British Virgin Islands
Yong Kang Holdings Limited (“Yong”) *	April 21, 2015	British Virgin Islands
Prospect Jade Limited (“Prospect”) *	April 22, 2015	British Virgin Islands
Iao Kun Jeju Hotel Company Limited (“Jeju”) *	April 5, 2016	Hong Kong

* All subsidiaries except Jubliee Dynasty are currently inactive.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

The following companies are the Promotion Entities:

VIP Gaming Promotion Entities	Date Formed	Location	Subsidiary holds 100% of Profit Interest	Effective date of profit interest agreement

Sang Heng Gaming Promotion Company Limited ( Sang Heng )**	March 28, 2007	Star World Hotel and Casino Downtown Macau	Kasino Fortune	February 2, 2010

King’s Gaming Promotion Ltd. ( King’s Gaming )**	April 15, 2008	Sands Cotai Central Cotai, Macau	Billion Boom	November 10, 2010

Sang Lung Gaming Promotion Company Limited ( Sang Lung )**	March 28, 2011	Galaxy Macau Resort, Macau	Super Number	May 15, 2011

Bao Li Gaming Promotion Ltd. ( Bao Li )**	November 3, 2009	City of Dreams Hotel & Casino Cotai, Macau	Jubilee Dynasty	September 1, 2012

Mr. Lam Chou In (Collaborator) ***		Le Royal Arc Casino Downtown, Macau	Frontier Champion	July 1, 2013

Mr. Lou Kan Kuong (Crown Australia Junket Operator) ****		Crown Perth Casino in Perth, Australia and Crown Melbourne Casino in Melbourne, Australia	Sino Hero and Yuwang	May 16, 2015

** This is a Promoter Company in Macau.

*** According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and register with the Gaming Inspection and Coordination Bureau of the Macau SAR.

**** On May 15, 2015, the Company entered into agreements to acquire all of the profit interests of Mr. Lou Kan Kuong (“Mr. Lou” or the “Crown Australia Junket Operator”) promotion activities at the Crown Perth Casino in Perth, Australia and at the Crown Melbourne Casino in Melbourne, Australia with the consideration of $200 in total. Mr. Lou, who is currently an officer of LiNiu Group, entered into agreements to act as a junket operator for the above two casinos on June 24, 2013. The profit interests were acquired as an asset purchase for the historical costs of establishing the agreements between Mr. Lou and Australian casinos as a related party transaction. The Company entered into the agreement to expand to overseas markets for its existing agent network in Macau.

In addition to the above Promotion Entities, Iao Pou Gaming Promotion Company Limited (“Iao Pou”) promoted a VIP Room at the MGM Grand Paradise in Macau until it ceased operations in June 2011. During November 2015, Iao Pou was dissolved. The dissolution of Iao Pou did not have a significant impact on the consolidated financial statements.

Management’s determination of the appropriate accounting method with respect to the AGRL VIEs is based on Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 “Consolidation of Variable Interest Entities” (“Topic 810”).

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

AGRL consolidates the VIEs because the equity investors in the Promotion Entities do not have the characteristics of a controlling financial interest and LiNiu Group through AGRL is the primary beneficiary.

In accordance with FASB ASC Topic 810, the operations of the Promotion Entities are consolidated with those of LiNiu Group for all periods subsequent to the closing of the acquisition of AGRL by LiNiu Group.

The operations of AGRL’s Promotion Entities are primarily based in Macau, and are subject to Macau jurisdiction. The Company operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau and Australia. LiNiu Group, its subsidiaries (including AGRL) and the Promotion Entities are collectively referred to as the “Group”.

VIP Gaming Promoter and Collaborator Agreements

Sang Heng’s Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered into between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of LiNiu Group VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on November 1, 2009. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Heng be compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room. On September 10, 2016, the Company closed the VIP room and terminated its agreement with Sang Heng relating to that facility as a cost-cutting measure as the current rolling chip turnover volume does not warrant the operation of any VIP gaming rooms.

King’s Gaming’s Gaming Representative (VIP Room Promoter) Agreement was entered into in July 2008 between Venetian Macau S.A. and King’s Gaming which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September 2009, both parties agreed that King’s Gaming should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on November 1, 2009. The agreement automatically renews annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that King’s Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room. King’s Gaming moved its VIP gaming room to Sands Cotai Central in February 2013. On August 31, 2016, the Company closed the VIP room and terminated its agreement with King’s Gaming relating to that facility as a cost-cutting measure as the current rolling chip turnover volume does not warrant the operation of any VIP gaming rooms.

Sang Lung’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 24, 2011 entered into between Galaxy Casino, S.A., and Sang Lung allowed for Sang Lung to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on July 1, 2011. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Lung be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room. On September 10, 2016, the Company closed the VIP room and terminated its agreement with Sang Lung relating to that facility as a cost-cutting measure as the current rolling chip turnover volume does not warrant the operation of any VIP gaming rooms.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Bao Li’s Gaming Promoter Agreement dated as of February 7, 2011 entered into between Melco Crown Gaming (Macau) Limited and Bao Li Gaming which allowed for Bao Li Gaming to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement automatically renews annually. As a matter of convenience and to maintain flexibility in remuneration methods, the Company also entered into an agreement with Melco Crown Gaming (Macau) Limited (“Melco Crown”) to share in the casino’s VIP gaming room wins/losses from the players recruited by the Company. Either the Gaming Promoter or Melco Crown may adjust these arrangements with adequate notice and agreement by both parties to the arrangement. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Bao Li Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room. The Junket Agreement dated January 24, 2017 entered into between Bao Li Gaming and Melco Crown which allows the junket operator to be compensated based upon a mutually-agreed percentage of the rolling chip turnover at Altira Complex.

The Collaborator Agreement dated October 15, 2013 entered into between the licensed gaming promoter of Le Royal Arc Casino and the Collaborator allows the Collaborator to be compensated based upon a mutually agreed-upon percentage of the win/losses of the Oriental VIP Room at the Le Royal Arc Casino. On September 29, 2016, the Company closed the VIP room and terminated its agreement with Collaborator relating to that facility as a cost-cutting measure as the current rolling chip turnover volume does not warrant the operation of any VIP gaming rooms.

The Junket Operator Agreement dated June 24, 2013 entered into between Mr. Lou Kan Kuong, Crown Melbourne and Crown Perth, Australia, which allows the Crown Australia Junket Operator to be compensated based upon a mutually-agreed percentage of the rolling chip turnover at Crown Melbourne and Crown Perth, Australia. The management does not expect any income will be generated from the Australia junket business in the future.

Restructuring Charges

In second quarter of 2016, the Company noted that there is significant declined in rolling chip turnover and profit margin. Starting from third quarter of 2016, the management implemented a restructure plan to reduce its operating expenses and preserve its capital position in due course. During August and September 2016, the Company decided to close four VIP rooms as the Rolling Chip Turnover volume does not warrant the operation of five VIP gaming rooms. As part of the restructure plan, the Company only maintain Bao Li Gaming VIP room and it will perform cash rolling business. In January 2017, Bao Li Gaming was shifted its operation to Altira Complex.

The restructure plan remains ongoing, and management anticipates it will be completed by the first quarter of 2018 and no material expenses will be expected. The management determined that it no longer needs the 100 employees in VIP rooms. The Company notified the employees that they will be terminated in 15 days according to the Labour Law in Macau.  The restructuring charges recognized during the year ended December 31, 2016, were severance charges due to termination of approximately 100 employees.

The Company also evaluated the impairment of intangible assets (consisting of non-compete agreements and profit interest agreements) of King’s Gaming, Bao Li Gaming and Oriental VIP room and recognized an impairment loss of approximately $97,279,000 (Note 5). The impairment loss on intangible assets are not included in the restructuring charges.

During the years ended December 31, 2016, we recorded restructuring charges of $0.5 million.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The operations of the Promotion Entities are consolidated with those of AGRL and its wholly owned subsidiaries and LiNiu Group as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014. Intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end of the Company is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to management and on various other assumptions that management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price obligation for the King’s Gaming, Bao Li Gaming and the Oriental VIP Room acquisitions, provision of doubtful accounts for markers receivable and other intangible assets in these consolidated financial statements. Actual results could vary from those estimates.

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

The win rate is the percentage of rolling chip turnover exchanged in the VIP gaming room that is won by the casino (gross wins and losses divided by rolling chip turnover). Win rate and total rolling chip turnover in the Group’s VIP gaming rooms during the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Win rate	2.96%	3.59%	2.98%

Total rolling chip turnover	$2,412,651,000	$6,422,339,000	$16,627,093,000

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

A VIP gaming patron can be a player, a junket agent or a super-agent who purchase non-negotiable chips in cash from the Promotion Entities in Macau, allowing the super-agent to assume some of the risk of gaming losses or received increased commission as a result of gaming wins. Whoever signs on the marker and takes delivery of the non-negotiable chips at the casino cage and carries them over to the game table is the borrower. It is also common practice that the VIP gaming patron taking delivery of the non-negotiable chips shares the chips with other VIP gaming patrons for the purpose of achieving a higher rolling volume (if the VIP gaming patron is a junket agent, they are entitled to receive commission even when the non-negotiable chips are wagered by third parties acquainted with them) without receiving immediate payment in cash for the non-negotiable chips. Under Macau law, licensed gaming promoters are permitted to extend credit to VIP gaming patrons creating a civil obligation to pay.

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

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	December 31, 2016	% of total markers receivable	December 31, 2015	% of total markers receivable
PRC
0-60 days	$-		$19,312,846
61-120 days	-		24,869,691
121-180 days	9,283,283		13,157,351
Greater than 180 days	46,716,872		-
Total	$56,000,155	32%	$57,339,888	34%

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Marker receivable are stated at the amount the Company expects to collect. The Company maintains allowance for doubtful accounts estimated losses resulting from inability of its agents to make required payments. Effective on May 9, 2016, the Gaming Inspection and Coordination Bureau (“DICJ”) banned the proxy betting which resulted in shifting the gaming revenue outside of Macau. This policy lead to change the preference and playing pattern of the customers/players. This makes the agents shifting their customers/players to play outside Macau. This eventually affect the liquidity and cash flow of the agents which in turn affect our collectability. In addition, based on the management’s assessment of markers receivable collectability considering factors such as subsequent payment, nationality of junket agent, recent rolling record, past collection experience and fluctuation in the outstanding balance in the subsequent period, the Company provided an allowance for doubtful accounts in the amount of approximately US$100,198,000 as of December 31, 2016 as a result of lengthening of the collection period as well as difficulty in collecting certain markers receivable. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. As of December 31, 2015, there is no allowance for uncollectible markers receivable as there is no such policy affecting the liquidity of the agents and all marker receivable at that date were collected in 2016.

Changes in the allowance for doubtful accounts are as follows:

December 31, 2016
Beginning balance	$-
Allowance for doubtful debts	100,391,631
Write-offs	(193,239)
Total	$100,198,392

Three junket agents (two agents from China and one agent from Macau), individually, accounted for approximately 10% of markers receivable as of December 31, 2016. Two junket agents accounted for approximately 13% and 11% of markers receivable respectively, as of December 31, 2015.

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

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

For certain of the Group’s financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, lines of credit payable, accrued expenses, and loan payable to shareholders, the carrying values of these financial instruments approximate their fair value due to their short maturities.  The contingent purchase price obligations-King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions were initially recognized for the fair values of the acquisition contingent consideration and are adjusted to the fair value at each subsequent reporting date (see Note 10, Note 11 and Note 12).

At least annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and other information. There were no changes in the valuation techniques during the years ended December 31, 2016, 2015 and 2014.

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

There is no contingent consideration for the year ended December 31, 2016.

Additional information regarding the valuation technique and inputs used is as follows:

Quantitative information about Level 3 Fair Value Measurements:

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Fair Value
Contingent Consideration	as of 12/31/2015	Valuation Techniques	Unobservable Input	Range

Oriental VIP Room	$-	Forecasted Performance, June 2016	Chip Turnover Annual Growth	(60%)-(20%)

		Monte Carlo Method	Average Simulated Share Prices	$1.07

The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration for the Bao Li Gaming and Oriental VIP Room acquisitions are the forecasted performance results of the operations of Bao Li Gaming and Oriental VIP Room and the simulated share prices of the Company’s ordinary shares (the “Ordinary Shares”) under the Monte Carlo method. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement. As of June 30, 2016 and December 31, 2015, respectively, the Oriental VIP Room and Bao Li Gaming final contingent consideration was determined based upon actual performance and no future estimates are required.

Non-recurring fair value measurements:

		Fair Value Measurements Using
	As of December	Quoted Prices in Active Markets for Identical Liabilities	Significant Other Observable Inputs (Level	Significant Unobservable Inputs (Level	Total (Losses) for the Year Ended December	Total (Losses) for the Year Ended December
	31, 2016	(Level 1)	2)	3)	31, 2016	31, 2015

Intangible assets	$-	$-	$-	$-	$(97,279,517)	$-

Total non-recurring fair value measurements					$(97,279,517)	$-

		Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total
		Markets	Significant		(Losses) for
		for	Other	Significant	the Year
	As of	Identical	Observable	Unobservable	Ended
	December 31,	Liabilities	Inputs (Level	Inputs (Level	December 31,
	2015	(Level 1)	2)	3)	2015

Goodwill	$-	$-	$-	$-	$(17,757,113)

Total non-recurring fair value measurements					$(17,757,113)

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Additional information regarding the valuation technique and inputs used is as follows:

Quantitative Information about Level 3 Fair Value Measurements:

	Fair Value
	as of 12/31/2016	Valuation Techniques	Unobservable Input	Range

Intangible assets	$-	Discounted cash flow	Long-term Chip Turnover Annual Growth	(45%) – 20%

			Discount rate	18.14%

The significant unobservable inputs used in the fair value measurement of the non-cash impairment of intangible assets (consisting of non-compete agreements and profit interest agreements) are the forecasted performance results of the operations and the discount rate of the Company under the weighted average cost of capital method. The Company based its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results related to assumed variables could differ from these estimates.

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

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

The calculations of earnings (loss) per share are computed as follows for the years ended December 31,:

	2016	2015	2014
Numerator:
Net (loss) income attributable to Ordinary Shareholders for basic and diluted earnings per share	$(214,952,812)	$5,117,769	$(60,077,935)
Denominator:
Denominator for basic (loss) earnings per share
- Weighted-average Ordinary Shares outstanding during the year	63,103,781	62,116,749	60,781,915
Effect of dilutive securities:
- Weighted-average director shares issued/ issuable	-	400	-
- Oriental VIP Room earn out shares	-	39,315	-
- Bao Li Gaming earn out shares	-	136,370	-
Denominator for diluted (loss) earnings per share	63,103,781	62,292,834	60,781,915

Basic (loss) earnings per share	$(3.41)	$0.08	$(0.99)
Diluted (loss) earnings per share	$(3.41)	$0.08	$(0.99)

Bao Li Gaming met its rolling chip turnover target for the base earnout of $2,500,000,000 in December 2015 and 625,000 Ordinary Shares will be issued in 2017. Bao Li Gaming has also earned an additional 25,000 Ordinary Shares under the incremental earnout clause as of December 31, 2015 and the shares will be issued in 2017. The issuable Ordinary Shares have been included in basic and diluted earnings per share based on the weighted average shares for the years ended December 31, 2016 and 2015.

In 2011, the Company decided that a portion of the directors fees and officers remuneration would be paid in Ordinary Shares. The shares are to be issued in January of each year.  In November 2015, a new plan was adopted to allow for additional shares to be issued. A total of 111,730 Ordinary Shares were issued during the fourth quarter of 2015 to satisfy the Company’s obligations for 2014. A total of 145,980 Ordinary Shares were issued during second quarter of 2016 to satisfy the Company’s obligations for 2015 and have been included in basic and diluted earnings per share based on the weighted average shares for the year ended December 31, 2015.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets ranging from two to five years, which do not exceed the lease term for leasehold improvements, if applicable.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Goodwill and Other Intangible Assets

The Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. Management performs impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired. As of December 2016, all goodwill and intangible assets have been written off as impairment losses.

The following are the useful lives of the respective finite-lived intangible assets:

Bad Debt Guarantee	3 to 5.5 years	Based upon six months after the expiration of the employment agreement or at the expiration of the employment agreement

Non-Compete agreement	9 to 11.7 years	Based upon the termination date of the casino’s license or June 2022

Profit interest agreement	9 to 11.7 years	Based upon the termination date of the casino’s license or June 2022

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

Impairment of Long-lived Assets

The Company evaluates when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, the assets would be deemed to be impaired. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition.

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the years ended December 31, 2016, 2015 and 2014, the Group incurred advertising costs of approximately $397,000, $515,000 and $710,000, respectively.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employees, directors and consultants (collectively “share-based payments”). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on the average trading price prior to December 31 each year.  All of the Company’s stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.

The shareholders approved the 2011 Omnibus Securities and Incentive Plan in December 2011 and the Board of Directors approved the 2015 Omnibus Equity Incentive Plan in November 2015 (collectively, the “Incentive Plan”). The purpose of the Incentive Plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors, and nonemployee consultants to the Company and its affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Incentive Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares and 500,000 Ordinary Shares for the 2011 Incentive Plan and 2015 Incentive Plan, respectively, as may be best suited to the circumstances of the particular employee, director or consultant. On December 10, 2015, 111,730 Ordinary Shares were issued as compensation owed for 2014. On June 21, 2016, 145,980 Ordinary Shares were issued as compensation owed for 2015. 747,862 Ordinary Shares are to be issued as compensation owed for year 2016. A liability of approximately $209,000 and $209,000 is included in accrued expenses at December 31, 2016 and December 31, 2015, respectively.

Foreign Currency

The reporting currency of LiNiu Group is in the United States dollar (“US $”, “$”, “Reporting Currency”).  The Group’s functional currency is the Hong Kong Dollar (“HK $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing on the dates of the transaction.

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

	December 31, 2016		December 31, 2015		December 31, 2014
Period end HK$:US$ exchange rate	HK$	7.76	HK$	7.75	HK$	7.75
Average annual HK$:US$ exchange rate	HK$	7.75	HK$	7.75	HK$	7.75

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

Income Taxes

Sang Heng, King’s Gaming, Bao Li, Sang Lung and Oriental are not subject to Macau Complimentary tax, because, pursuant to the VIP gaming promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau SAR paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

As Promotion Entities, Sang Heng, King’s Gaming, Bao Li, Sang Lung and Oriental are subject to a tax on the amount of non-negotiable chips exchanged by VIP gaming patrons in the VIP gaming rooms (“rolling chip turnover”), which is referred to as a “rolling tax”. The rolling tax is deducted and paid by the Casino Operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room and the rolling tax is deducted as an expense in the consolidated statements of operations.

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

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

The Company has not recorded deferred income taxes applicable to undistributed earnings of Macau VIP rooms because it is the present intention of management to reinvest the undistributed earnings indefinitely in Macau. Undistributed earnings amounted to approximately $171,242,000 and $271,898,000 on December 31, 2016 and 2015, respectively. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $20,549,000 and $32,628,000 would have been required at December 31, 2016 and 2015, respectively. Generally, such earnings become subject to Macau tax upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability on such undistributed earnings.

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2016 and 2015, there were no amounts that had been accrued with respect to uncertain tax positions.

Recently Issued Accounting Pronouncements

In October 2016, the FASB issued an accounting standards update to require the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs, rather than deferring such recognition until the asset is sold to an outside party. The effective date for this guidance is for financial statements for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods and early application is permitted. The amendments in the new guidance should be adopted on a retrospective basis. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.

In August 2016, the FASB issued an accounting standards update that clarifies the classification of certain cash receipts and cash payments on the statement of cash flows. In particular, the new guidance clarifies the classification related to several types of cash flows; including items such as debt extinguishment costs and distributions received from equity method investees. The new guidance also provides a three-step approach for classifying cash receipts and payments that have aspects of more than one class of cash flows. The effective date for this guidance is for financial statements for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods and early application is permitted. The Company is currently assessing the impact the adoption of this guidance will have on its consolidated financial statements.

In March 2016, the FASB issued an accounting standards update that involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new guidance, income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regard to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The effective date for this guidance is for financial statements for fiscal years beginning after December 15, 2016, and interim periods within those fiscal periods and early application is permitted. The Company is currently assessing the impact the adoption of this guidance will have on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”). ASU 2016-08 is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements for ASU 2014-09 and ASU 2015-14. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnote disclosures

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

In February 2016, the FASB issued an accounting standards update that changes the accounting for leases and requires expanded disclosures about leasing activities. Under the new guidance, lessees will be required to recognize a right-of-use asset and lease liability, measured on a discounted basis, at the commencement date for all leases with terms greater than 12 months. Lessor accounting will remain largely unchanged, other than certain targeted improvements intended to align lessor accounting with the lessee accounting model and with the updated revenue recognition guidance issued in 2014. Lessees and lessors are required to apply a modified retrospective transition approach for leases existing at the beginning of the earliest comparative period presented in the adoption-period financial statements. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.

In January 2016, the FASB issued an accounting standards update requiring all equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). The update also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. This update eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The effective date for this guidance is for financial statements issued for fiscal years beginning after December 15, 2017. Early application is permitted as of the beginning of the fiscal year of adoption. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.

In August 2014, the FASB issued an accounting standards update which requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. This update was effective for the Company’s annual period ended December 31, 2016. The Company’s assessment of our ability to continue as a going concern is further discussed in the “Certain Risks and Uncertainties” in Note 14. The adoption of the new standard did not have a material impact on the Company’s consolidated financial position, results of operations, cash flows or disclosures.

Note 3 — Accounts Receivable

Accounts receivable consisted of the following:

	December 31,	December 31,
	2016	2015
Gaming revenues receivable	$669,767	$1,460,251

As of December 31, 2016, accounts receivable were due from one casino operator. The management expects that the accounts receivable will be used to directly settle the line of credit payable to casino operator. As of December 31, 2015, accounts receivable were due from two casino operators and one gaming promoter and were 41%, 35% and 24% of total receivables, respectively.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Note 4 — Other Current Assets

	December 31, 2016	December 31, 2015

Escrow Deposit	$1,250,000	$1,075,000
Deposit for PRC Acquisition	322,381	-
Prepayment of Insurance	180,000	196,569
Advertisement Deposit	-	87,733
Others	80,584	88,853

	$1,832,965	$1,448,155

Escrow Deposit

As of December 31, 2016, the escrow deposit for an agreement related to a South Korea acquisition project which lapsed in September was still held by an attorney.  Management expects to exercise their right to receive the escrow deposit in full within the next twelve months.

Deposit for PRC Acquisition

As of December 31, 2016, the Company was deposited approximately $322,000 to Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”) as a good faith in order to secure the potential acquisition. The deposit will use to set-off the purchase consideration if the after tax profit was met. The acquisition was completed on February 28, 2017 (Note 16).

Prepayment of Insurance

This is represented the prepayment of directors and officers liabilities insurance and it amortize over twelve months.

Advertisement Deposit

The amounts related to promote the VIP rooms in Macau. Since the Company was closed four VIP rooms in Macau during the third quarter of 2016, no further promotion needed and thus no deposit as of December 31, 2016.

Others

It is mainly represented the gaming licenses deposit, rental deposit and utilities.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Note 5 — Intangible Assets and Impairment and Goodwill

Intangible assets as of December 31, 2016 and 2015 consist of the following:

	Bad Debt Guarantee	Non- Compete Agreement	Profit Interest Agreement	Total
Finite-lived intangible assets:
Gross carrying amounts
Balance as of January 1, 2015	$606,498	$1,823,778	$161,644,338	$164,074,614
Foreign currency translation	251	753	66,737	67,741
Balance as of December 31, 2015	606,749	1,824,531	161,711,075	164,142,355
Foreign currency translation	(680)	(2,045)	(181,311)	(184,036)

Balance as of December 31, 2016	606,069	1,822,486	161,529,764	163,958,319

Accumulated amortization
Balance as of January 1, 2015	448,069	501,545	41,156,352	42,105,966
Amortization expense	127,317	176,329	16,065,821	16,369,467
Foreign currency translation	215	248	20,722	21,185
Balance as of December 31, 2015	575,601	678,122	57,242,895	58,496,618
Amortization expense	31,080	87,993	8,017,296	8,136,369
Impairment	-	1,055,923	96,223,594	97,279,517
Foreign currency translation	(612)	448	45,979	45,815

Balance as of December 31, 2016	606,069	1,822,486	161,529,764	163,958,319
Total finite-lived intangible assets	$-	$-	$-	$-

Amortization expense for the years ended December 31, 2016, 2015 and 2014 was approximately $8,136,000, $16,369,000 and $16,365,000, respectively.

During the second quarter of 2016, the Company reassessed the outlook of King’s Gaming, Bao Li Gaming and Oriental VIP room, and evaluated the potential impairment of intangible assets from the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP room. The results of operations from the acquired junket agents’ network resources were not consistent with our expectations and forecasts for three months ended June 30, 2016. The continuing significant decline in the rolling chips turnover and profit margin during the six month period in 2016 are reflective of a long-term slowdown in our Macau VIP gaming business. In addition, the DICJ banned the proxy betting effective on May 9, 2016 which resulted in the lower operating results and future expectations.  This policy lead to change the preference and playing pattern of the customers/players which resulted in shifting the gaming revenue outside of Macau. This eventually lead to significantly declined in rolling chips turnover and profit margin of the Company.

With the expiration of the earnout arrangement with Bao Li Gaming and Oriental VIP room on December 31, 2015 and June 30, 2016, respectively, and continuing slowdown of VIP gaming business in Macau, the responsible officers have less incentive to continue to develop the agent network in Macau and can terminate the employment agreement anytime with the Company by providing one month advanced written notice. The non-compete agreement contains a 10 year restricted period from the termination of the employment agreement, however, the restriction of non-compete activities does not extend to the jurisdictions where the Company does not have business in (e.g. Philippines, Vietnam, Saipan, etc.). Recently, the Company decided to terminate Gaming Representative Agreements and Collaborator Agreement with four Casinos and closed four VIP rooms in the third quarter of 2016 as a cost-cutting measure of the Group.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Based on abovementioned triggering events and result of assessments, the Company reviewed its intangible assets for impairment by performing a test of recoverability in accordance with FASB ASC 360. The sum of the estimated undiscounted cash flows were below the carrying value of the intangible assets. The cash flows forecast prepared by the Company included assumptions for revenue, gross margin, operating expenses and discount rate. The Company measured the amount of impairment by which the carrying amount of the intangible assets, non-compete agreement and profit interest agreement, exceeded their estimated fair values determined by the estimated future discounted cash flows. The impairment loss of $97,279,517 is recorded as a component of “Expenses” included in loss from continuing operations in the second quarter of 2016. The Company categorized this fair value determination as Level 3 (unobservable) in the fair value hierarchy. The Company based its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results related to assumed variables could differ from these estimates.

Goodwill

Changes in the carrying value of goodwill are as follows:

	December 31, 2016	December 31, 2015
Goodwill, gross	$-	$17,753,907
Foreign currency translation	-	3,206
Accumulated impairment loss	-	(17,757,113)
Total Goodwill, net	$-	$-

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

Under the income approach which is based on probability-weighted discounted cash flow (“DCF”) technique, forecasted net cash flow (“NCF”) of the business was developed and then discounted to the present value at a discount rate commensurate with the risks involved in the ultimate realization of those returns.  This income approach employs the following key projection estimates: (i) rolling chip turnover (“RCT”) and/or expected growth rates in RCT; (ii) win rates; (iii) operating costs and operating profit; (iv) NCF; (v) the expiration date of the concession and sub-concession agreements for the right to operate casinos in Macau; and (vi) the determination of an appropriate discount rate (i.e., a rate of return) based on the reporting unit’s deemed weighted average cost of capital (“WACC”).  The WACC considers observable market rates and yields and comparable company return data.  As the name implies, probability-weighted DCF analysis involves the development of several forecasted NCF scenarios that are then probability-weighted to yield an overall indication of reporting unit value. Assumptions used in DCF analysis give consideration to historical financial and operating data, various internal estimates, and economic and market data as derived from a variety of external sources.  These estimates are developed as part of the Company’s routine short-term management procedures and long-range strategic planning process. In addition, the Company tested the reasonableness of the assumption inputs and outcomes of its DCF analysis against available comparable market data.

Under the market approach, the fair value of the reporting unit is derived by reference to the Company’s market capitalization at the valuation date.

The Step 1 analysis indicated that the carrying value of the reporting unit exceeded its estimated fair value, requiring the Company to perform Step 2 to measure the amount of impairment loss, if any.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

 Note 6 — Property and Equipment

Property and equipment consisted of the following:

	December 31, 2016	December 31, 2015

Office Equipment	$196,273	$196,374
Furniture and Fixtures	-	4,418
Motor Vehicles	118,636	210,933
	314,909	411,725
Less: Accumulated Depreciation	(178,989)	(169,798)
	$135,920	$241,927

Depreciation expense was approximately $73,000, $83,000 and $77,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Note 7 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	December 31,	December 31,
	2016	2015
Due to casino operators	$45,417,314	$41,908,984

Due to casino operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung and Bao Li Gaming and are interest free, renewable monthly and advances of commission income.

On December 12, 2016, the first civil court of the Macao Special Administrative Region Court of First Instance publicly announced that Sang Heng were summoned by such court to respond to a request for bankruptcy filed by Galaxy Casino in connection with its desire to liquidate Sang Heng and Sang Lung. The outstanding balance for Sang Heng and Seng Lung as of December 31, 2016 was HKD312,000,000 (approximately $40.4 million) and is included in lines of credit payable in Consolidated Balance Sheet. The lines of credit for Sang Heng and Sang Lung are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam. Additionally, as a result of the default, the Company is subject to monthly interests of 1.5% (Note 8) and potential losses and expenses caused by the default.

On March 13, 2017, the court ruled in favor of Sang Heng (the defendant) in the case. However, on the same day, the court ruled in favor of plaintiff in the Sang Lung case. Our management, upon receipt of further legal advice, filed an appeal to the Macau First Instance Court. Currently, the bankruptcy procedures will be stopped and the court is awaiting for Galaxy Casino’s reply for Sang Lung appeal statement.

However, if the appeal is not successful, the plaintiff may claim the relevant credits against the debtors of Sang Lung which may equal the entire default of lines of credits in the amount of $26.4 million (HKD 204.8 million).  The debtors of Sang Lung include LINU, AGRL and AERL,Co. and the junket agents.

The casino operators have extended lines of credit totaling approximately $3,500,000 and $57,582,000 as of December 31, 2016 and 2015, respectively.  The lines of credit may be exceeded from time to time at the discretion of the casino operators.  The lines of credit for Bao Li Gaming and the Crown Australia Junket Operator are guaranteed by Mr. Lou and are secured by his personal checks.

Note 8 — Accrued Expenses

Accrued Expenses consist of the following:

	December 31, 2016	December 31, 2015

Commission payable – the junket agents	$-	$4,531,003
Management fee payable – related party (Note 15)	-	399,959
Management and Directors’ compensation	881,956	440,234
Interest expenses (Note 7)	2,297,932	-
Others	441,855	659,800

	$3,621,743	$6,030,996

No junket agent accounted for approximately 10% of the rolling chip turnover during the year ended December 31, 2016. One junket agent accounted for approximately 12% of the rolling chip turnover during the year ended December 31, 2015 and another junket agent accounted for approximately 12% of commission payable as of December 31, 2015.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Note 9 — Loans Payable, Related parties

	December 31, 2016	December 31, 2015

Shareholder loan - Messrs. Lam and Vong (Note 16)	$11,729,846	$2,827,584
Loan from a related party – Old Shanghai	348,171	-

	$12,078,017	$2,827,584

All amounts due as of December 31, 2016 are considered short-term advances, interest free and are due on demand.

Note 10 — Acquisition of King’s Gaming Promotion Limited

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

* For each $1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than $1,000,000.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

King’s Gaming did not meet its Gross Profit Targets in year 2012 through 2016 and accordingly no incentive shares were issued. Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming, providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the King’s Gaming Purchase Agreement, including, but not limited to, any bad debts the Seller network of junket agents may have incurred or may incur in the future.

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

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement (fully impaired during three months ended June 30, 2016. See Note 5)	792,304
Profit interest agreement (fully impaired during three months ended June 30, 2016. See Note 5)	59,694,600
Goodwill (fully impaired during three months ended June 30, 2015)	15,008,424

Total Estimated Purchase Price	$75,973,890

The Company decided to close the King’s Gaming VIP room located in Sands Cotai Central Casino on August 31, 2016 due to cost-cutting measure. The gaming promoter license of King’s Gaming was returned to DICJ after the closure of VIP room. Therefore, the management does not expect that there will be any earnout payment in the future.

Note 11 — Acquisition of Bao Li Gaming Promotion Limited

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

Mr. Lou and Mr. Lei have agreed to provide personal guarantees through December 31, 2015 providing for the guaranty of all obligations of Bao Li Gaming and the Seller pursuant to the Bao Li Purchase Agreement, including, but not limited to, any bad debts the Bao Li Seller network of junket agents may have incurred.

As of September 12, 2012, the total estimated purchase price of $48,007,120 consisting of $15,146,026 in cash, and estimated contingent consideration of $32,861,094 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,520
Cash and Incentive Receivables	146,026
Bad Debt Guarantee	122,381
Non-Compete agreement (fully impaired during three months ended June 30, 2016. See Note 5)	723,484
Profit interest agreement (fully impaired during three months ended June 30, 2016. See Note 5)	45,016,159
Goodwill (fully impaired during three months ended June 30, 2015)	1,986,550

Total Estimated Purchase Price	$48,007,120

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $14,228,500 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at December 31, 2015. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.

During the years ended December 31, 2015 and 2014, the Company recognized a gain of $5,407,770 and losses of $26,177,337, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. Bao Li Gaming’s network performed well and was able to meet the basic and incremental earnout targets for the year of 2014. Management considered the monthly rolling chips turnover records from Bao Li Gaming’s network and expected that the rolling chips turnover of Bao Li Gaming’s network would continue to outperform the market and would be able to meet the basic and incremental earnout targets in the projections for year 2015. Bao Li Gaming’s network rolling chips turnover performance was better than expectation (under the projection in year of 2013). Therefore, the management adjusted the growth rates upward and contingent consideration liabilities increased accordingly.

There is no further change in fair value of contingent consideration for the year ended December 31, 2016 as Bao Li Earnout Agreement was expired as of December 31, 2015. Bao Li achieved the rolling chip turnover target ($2,500,000,000) for 2013, 2014 and 2015, and Earnout cash and Earnout Ordinary Shares earned and issued is as follows:

	Base Earnout	Base Earnout	Incremental Earnout	Incremental Earnout
Year	Cash Payments	Shares Issued	Cash Payments	Shares Issued
2013	$13,000,000	625,000	$13,000,000	625,000
2014	$13,000,000	625,000	$8,320,000	400,000
*2015	$13,000,000	625,000	$520,000	25,000

*In February 2017, it was agreed with Mr. Lou that the earnout cash payment will be set-off by certain marker receivable issued to his network agents and no future cash outflow or share issuance needed.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Note 12 — Acquisition of the Oriental VIP Room

On June 26, 2013, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Oriental VIP Room Purchase Agreement”) with Mr. Vong Veng Im (the “Oriental VIP Room Seller”), to acquire the right to 100% of the profit derived from the operations, effective July 1, 2013, from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau for an aggregate amount of $20,000,000 in cash (the “Purchase Price”), upon the completion of certain conditions. Mr. Vong was a collaborator for the gaming promoter license holder at the Le Royal Arc Casino.

As of June 26, 2013, the total estimated purchase price of $57,803,560 consisting of $10,000,000 in cash, and estimated contingent consideration of $47,803,560 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Bad Debt Guarantee	$16,881
Non-Compete agreement (fully impaired during three months ended June 30, 2016. See Note 5)	305,927
Profit interest agreement (fully impaired during three months ended June 30, 2016. See Note 5)	56,758,004
Goodwill (fully impaired during three months ended June 30, 2015)	722,748

Total Estimated Purchase Price	$57,803,560

In accordance with the FASB ASC Topic 805 on business combinations, no liability was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at June 30, 2016 and December 31, 2015, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.

During the year ended December 31, 2016, 2015 and 2014, the Company recognized no gain or loss, a gain of $24,807,965 and a loss of $34,741,232, respectively, due to change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. As of December 31, 2016, the Oriental VIP Room did not meet the June 30, 2016 rolling chip target and no future estimates are required since the earnout agreement was expired on June 30, 2016. As of December 31, 2015, the rolling chips turnover of Oriental’s network is far away to reached earnout target ($2.5 billion) for the 12 month period ended June 30, 2016 and the rolling chips turnover monthly record indicated the rolling chips turnover went downward. Therefore, the management projected that Oriental’s network is highly unlikely to reach the rolling chips turnover earnout target by June 30, 2016. Oriental’s network performed well and close to the basic earnout targets as of December 31, 2014. The management believed that it was highly likely to reach the RCT earnout target by June 2015. Management further expected that the performance of Oriental’s network would also be able to meet the earnout target by June 2016 after considering the performance in the second year and considering the slight downward trend in the Macau gaming industry during 2014 and early 2015, which is reflected in the negative RCT annual growth rates input used in the contingent consideration valuation model.

The Oriental VIP Room achieved the rolling chip turnover target ($2,500,000,000) for 12 month periods ended June 30, 2015 and 2014 and Earnout cash and Earnout Ordinary Shares earned and issued are as follows:

		Base Earnout	Incremental	Incremental Earnout
	Base Earnout	Shares	Earnout	Shares
Period ended	Cash Payments	Issued/Earned	Cash Payments	Issued/Earned
June 30, 2014	$13,000,000	625,000	$13,000,000	625,000
June 30, 2015	$13,000,000	625,000	$1,950,000	93,750

The Company decided to close the Oriental VIP room located in Le Royal Arc Casino on September 29, 2016 due to cost-cutting measure. Effective on September 30, 2016, Vong Veng Im resigned as operating officer of the Company. The profit interest agreement was suspended after the resignation of Mr. Vong Veng Im.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Note 13 — Shareholders’ Equity

Ordinary Shares

LiNiu Group is authorized to issue 500,000,000 Ordinary Shares, par value $.0001 per share.  On June 21, 2016, 145,980 shares were issued to satisfy the Company’s obligations for 2015 directors’ and officers’ compensation. On February 28, 2017, 12,484,000 shares were issued for the acquisition of 51% Jia-Heng Industrial Ltd (Note 16).

The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Directors Compensation

All of the Company’s directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the years ended December 31, 2016, 2015 and 2014 were $497,000, $497,000 and $497,000, respectively.

Share Repurchase Program

In March 2013, the Board of Directors established a new share repurchase program with an expiration date at any time in the discretion of appropriate company officers (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its Ordinary Shares on the open market at prices to be determined by the Company’s management.  The Company did not repurchase any additional shares for the years ended December 31, 2016 and 2015.

Dividend

The Board of Directors has authorized a regular cash dividend each year after the release of the Company’s financial results for the six months ending June 30 (the “Six Month Dividend”), an amount per outstanding Ordinary Share equal to: (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets, impairment of goodwill and intangible assets, bad debt and change in fair value of contingent consideration) for the most recently completed six months ended June 30, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend; and, an annual dividend each year after the release of the Company’s annual financial results (the “Annual Dividend”), equates to an amount per outstanding Ordinary Share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year, less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend.

The record date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end. The payment date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 10 days after the record date. No dividend declared for 2016.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Payment Date	Amount

October 14, 2014 (for the 2014 Six Month Dividend)	$1,539,260

June 22, 2015 (for the 2014 Annual Dividend)	$1,038,967

October 19, 2015 (for the 2015 Six Month Dividend)	$870,745

July 20, 2016 (for the 2015 Annual Dividend)	$499,630

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at December 31, 2016 and 2015.

Ordinary Shares Reserved for Future Issuance

At December 31, 2016 and 2015, the Company has reserved 1,420,490 and 2,816,470 shares, respectively, of its authorized but unissued Ordinary Shares for possible future issuance in connection with the following:

	December 31, 2016	December 31, 2015

Incentive Plans Shares	270,490	416,470

Contingently Issuable Incentive Shares-King’s Gaming (Note 10)	500,000	500,000

Issuable Incentive Shares-Bao Li Gaming	650,000	650,000

Contingently Issuable Incentive Shares-Oriental VIP Room (Note 12)	-	1,250,000

Total	1,420,490	2,816,470

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Note 14 — Commitments and Contingencies

Employment Agreements

Upon the closing of the acquisition of King’s Gaming, LiNiu Group entered into two employments contracts with Mr. Mok and Mr. Wong. Effective on August 31, 2016, Mr. Mok and Mr. Wong resigned as operating officers of the Company. Upon the closing of the acquisition of Bao Li, the Company entered into employment agreements with Mr. Lou and Mr. Lei. Upon the acquisition of the Oriental VIP Room, the Company entered into a five year employment agreement with Vong Veng Im. Effective on September 30, 2016, Vong Veng Im resigned as operating officer of the Company. The employment agreement with Mr. Lam expired on February 2, 2015 and is continuing on the same terms on a month to month basis.

On May 1, 2015, the Company entered into employment agreements with Mr. Vong (Chief Executive Officer), Mr. Lam Chou In (Chief Operating Officer) and Mr. Yip Cheuk Fai (Chief Financial Officer). Each of the agreements is for a period of three years and each executive is entitled to paid vacation in accordance with the Company’s policies and other customary benefits.

Annual minimum compensation for the terms of the employment agreements for terms greater than one year, as amended, is as follows at December 31, 2016:

2017	$842,095
2018	208,698
Total	$1,050,793

The employment agreements provide that the executive, during the period of five years following the termination of his employment, shall not compete with AGRL or solicit any of its employees. The agreements with each of Lam Man Pou, Vong Hon Kun and Lam Chou In contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during the years ended December 31, 2016, 2015 and 2014, related to these employment contracts were approximately $1,154,000, $1,136,000 and $1,340,000, respectively.

Office Lease

The Company has an office lease in Macau for executive offices which will expire in April 2018.  Minimum future lease payments are $42,667 and $10,667 for the years ended December 31, 2017 and 2018, respectively. Rent expense was approximately $57,000, $88,000, and $94,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

Gaming Table Rentals

Beginning in September 2015, the Company no longer pays a monthly rental for gaming tables in its Oriental VIP Room and has reduced its percentage of revenue sharing. Rental expense charged to operations for gaming table rentals was approximately $0, $2,296,000 and $5,107,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Revenue Sharing

Beginning in September 2012, the Company has adopted a new program to allow certain cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent. There was no additional commission income or expenses in January 2017 for participating junket agents as there is no rolling chip turnover in December 2016. Due to fluctuations in wins and losses as well as the agents’ participation, levels, the total amount of revenues and losses shared as well as their percentage of rolling chip turnover may fluctuate significantly.

Certain Risks and Uncertainties

Gaming license

The Group’s operations are dependent on the annual renewal of gaming licenses by the Macau SAR to the Promoter Companies and the registration of the Collaborator by the licensed gaming promoter.  The tenure of the Promotion Entities acting as gaming promoters and collaborator for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements and Collaborator Agreement. The Group only renewed one gaming license for Bao Li VIP room for year 2017.

Marker receivable

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

Gaming Revenue

The Group receives all of their revenue from casino operators within the Asia-Pacific Region. If economic conditions in these areas were to decline materially or additional casino licenses to new casino operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

Going Concern

The Company has experienced a continued decrease in rolling chips turnover which lead to decreases in revenue and working capital in 2016 and had an accumulated deficit of approximately US$131.6 million at December 31, 2016. In the third quarter of 2016, the Company is in default on its credit agreement with Galaxy Casino Company after closing of Sang Heng and Seng Lung VIP rooms. Management has taken several actions to ensure that the Company will have sufficient capital for operations, including the closing four VIP rooms in the third quarter of 2016 as a cost-cutting measures, accelerating the collection of marker receivable, reducing its operating expenses, restructuring debt, and preserving its capital position in due course.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Based on the Company’s projected cash requirement for gaming business operations, its current available cash and cash equivalents of approximately US$52,000 as of March 31, 2017 and its projected sixteen-month cash flow pursuant to management’s current plan, management believes it will have adequate resources to fund operations for at least the next twelve months. For the gaming business operation, the management will take actions to accelerate the collection of markers receivable and continue negotiating with the casino operators on the payment schedule for the outstanding lines of credit. There can be no assurance that these events will happen, if one or both of these do not occur or the Company’s business strategy is not successful in addressing its current financial issues, substantial doubt exists about the Company’s ability to continue as a going concern. If cash generated from gaming business operations and collected from markers receivable is insufficient to satisfy the Company’s working capital, the Company may be required to obtain additional loans from certain shareholders. The Company has no other formal commitments for funding future needs of the Group at this time and any additional financing during the next twelve months, if required, may not be available to the Company on acceptable terms or at all.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Note 15 — Related Party Transactions

Management Agreements

Part of day-to-day management and operation of the VIP gaming rooms is contracted by the Promotion Entities to Pak Si Management and Consultancy Limited of Macau (“Pak Si”), a related party management company that is responsible for hiring and managing staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  The agreements renew annually. The principal of Pak Si is the sister-in-law of Mr. Vong, Chief Operating Officer of the Company.

Total expenses for Pak Si’s services were approximately $2,886,000, $4,798,000 and $7,157,000 during the years ended December 31, 2016, 2015 and 2014, respectively.  Amounts due to Pak Si as of December 31, 2016 and December 31, 2015 were approximately $ 0 and $400,000, respectively and have been recorded in accrued expenses. Overall fees for services provided by Pak Si have been reduced as a result of the direct hire of employees by the Company as well as reduced volumes of business in the Company’s VIP Gaming Rooms.

Upon closure of four VIP rooms in third quarter 2016, the Company terminated all the management agreements with Pak Si as of September 2016.

Entertainment Expense

The Group incurred entertainment expense for catering and restaurant services provided by a related party in which three directors have the majority ownership interest. Such entertainment expenses during the years ended December 31, 2016, 2015 and 2014 were approximately $147,000 $417,000 and $727,000, respectively.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Note 16 — Subsequent Events

Acquisition of Chinese agriculture trading platform

On February 7, 2017, the Company entered into a stock purchase agreement (the “Purchase Agreement”) with Ripe Wisdom Ltd and Twinkle Business Ltd (the “sellers”) to acquire a 51% equity interest in Jia-Heng Industrial Ltd. (“Jia-Heng”), a Cayman Islands company and the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”). LiNiu Network is a software technology development company that is currently developing an electronic Business to Customer (“B2C”), Customer to Customer (“C2C”) and Online to Offline (“O2O”) trading platform focused on the Chinese agricultural industry.

As consideration for the acquisition, the Company will issue 12,484,000 ordinary shares upon the closing of the transaction contemplated by the Purchase Agreement. In addition, pursuant to a profit guarantee agreement (the “Profit Guarantee Agreement”) between the Company, LiNiu Network and Mr. Wang Shun Yang, the owner of Liu Network, the Company will make certain cash payments to the sellers only if the after tax profit based on PRC Accounting Standards for Business Enterprise for LiNiu Network is equal to or in excess of the profit after-tax specified in the table below.

Year	After tax profit	Cash payment
2017	RMB20 million (US$2.9 million)	RMB5,412,000 (US$0.8 million)
2018	RMB80 million (US$11.6 million)	RMB21,648,000 (US$3.1 million)
2019	RMB300 million (US$43.6 million)	RMB81,182,000 (US$11.8 million)
2020	RMB500 million (US$72.7 million)	RMB135,303,000 (US$19.7 million)
2021	RMB700 million (US$101.7 million)	RMB189,425,860 (US$27.5 million)
Total	RMB1.6 billion (US$232.6 million)	RMB432,970,860 (US$62.9 million)

The after tax profit targets will be reviewed yearly and in aggregate at the end of the fifth year. For example, if the aggregate after-tax income target is met after the fifth year, the aggregate cash payment will be approximately $62.9 million, even if all of the other after-tax profit targets from 2017-2020 were not met. As a counterexample, if the after-tax income targets for 2017 and 2018 are met and the targets from 2019, 2020 and 2021 are not met (with the aggregate after-tax income also under the target of approximately $232.6 million, then the current owners of LiNiu Network would only receive the cash payments for 2017 and 2018 (a total of $3.9 million).

The acquisition of a 51% equity interest in Jia-Heng was completed on February 28, 2017 and 12,484,000 ordinary shares was issued to the sellers.

Upon the completion of acquisition and effective on March 1, 2017, Mr. Lam Chou In, Chief Operating Officer of the company, has been promoted to co-Chief Executive Officer (“co-CEO”), responsible for the Macau gaming business. In addition, Mr. Wang Shun Yang has been appointed as co-CEO and as a director of the Board, and will be responsible for LINU’s Chinese technology industry development. Finally, Mr. Fong Weng Nam has been appointed as LINU’s new Chairman of the Board of Directors.

In connection with the closing, Mr. Lam Man Pou has resigned as Chairman and director of the company’s Board of Directors, and Mr. Vong Hon Kun has resigned as CEO and director of the Board. Both Mr. Lam and Mr. Vong will remain as Chief Marketing Officer and Chief Operating Officer of LINU, respectively.

LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Litigation on service agreement

On February 22, 2017, the Company received a notice that Caro Capital LLC filed a complaint in Southern District of Florida, United States against the Company. The Plaintiff is claims for service fee of amounting $328,000 plus interest.

On March 20, 2017, the Company filed an answer denying the claims and a counterclaim that purports to assert claims against Caro Capital LLC.

The Company believes these actions commenced by Caro Capital discussed above are without merit and will vigorously defend the Company against them.  Management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of these actions.

Settlement of shareholders’ loan and purchase price obligation

On February 28, 2017, the management entered into an agreement with the shareholders - Mr. Lam Man Pou and Mr. Vong Hong Kun (Mr. Lam and Mr. Vong) to settle the shareholders’ loan by delivering certain marker receivable. There is approximately USD11.7 million shareholders’ loan of which USD11.6 million was used to off-set by taking over certain marker receivable which net carrying amount was approximately $9.6 million (gross amount was $14.8 million) as of December 31, 2016. The difference (approximately $2.0 million) between the shareholders’ loan and net carrying amount of certain marker receivable would treat as capital transaction and record as additional paid in capital contributed by shareholders as of February 28, 2017.

On February 28, 2017, the management entered into another agreement with Mr. Lou Kan Kuong (Mr. Lou) to settle the purchase price obligation by taking over certain marker receivable. There is approximately USD14.2 million purchase price obligation was used to off-set by delivering certain marker receivable which net carrying amount was approximately $10.1 million (gross amount was $17.2 million) as of December 31, 2016. The difference (approximately $4.1 million) between the purchase price obligation and net carrying amount of certain marker receivable would treat as capital transaction and record as additional paid in capital contributed by shareholders.

Both parties agreed and the agreement became effective on February 28, 2017. Mr. Lam, Mr. Vong and Mr. Lou will assume all the un-collection risk on assigned marker receivable.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINIU TECHNOLOGY GROUP

April 28, 2017	By:	/s/ Lam Chou In
Name: Lam Chou In
Title: Co-Chief Executive Officer (Principal
Executive Officer)

April 28, 2017	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai
Title: Chief Financial Officer (Principal
Financial and Accounting Officer)